CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
As confidentially submitted to the Securities and Exchange Commission on March 13, 2026
This Amendment No. 2 to the draft registration statement has not been filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Genneia S.A.
(Exact Name of Registrant as Specified in its Charter)

Argentina	4911	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Nicolás Repetto 3676, 3rd Floor
Olivos (1636), Provincia de Buenos Aires
Argentina
+54 (11) 6090-3200
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
United States of America
+1 (302) 738-6680
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Juan G. Giráldez, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 +1 (212) 225-2000	Juan Francisco Mendez, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 +1 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED        , 2026
PRELIMINARY PROSPECTUS
Class B common shares
Genneia S.A.
(incorporated in Argentina)
including Class B common shares represented by American Depositary Shares
This is an initial public offering of the Class B common shares of Ps.1.00 par value each (the “Class B shares”) of Genneia S.A., organized under the laws of Argentina. We and the selling shareholders named in this prospectus (the “selling shareholders”) are offering               Class B shares in a global offering, which consists of (i) an international offering of Class B shares, which may (at the option of the international underwriters) be represented by American Depositary Shares, or “ADSs,” in the United States of America or the “United States,” and other countries outside Argentina, which we refer to as the “international offering,” and (ii) a concurrent public offering registered with the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”) of Class B shares in Argentina, which we refer to as the “Argentine offering,” and together with the international offering, the “global offering.” The international offering is being underwritten by the international underwriters named in this prospectus. Each ADS represents               Class B shares. In the Argentine offering,               Class B shares are being offered by us and the selling shareholders to investors in Argentina through the Argentine placement agents named elsewhere in this prospectus, pursuant to a prospectus prepared in accordance with the laws of Argentina. The total number of Class B shares in the international offering and the Argentine offering is subject to reallocation between these offerings. The closings of the international and Argentine offerings are conditioned upon each other. We will not receive any proceeds from the sale of Class B shares (which may, at the option of the international underwriters, be represented by ADSs) by the selling shareholders. The Class B shares in the international offering are expected to be offered exclusively in the form of ADSs (in which case no Class B shares will be offered directly to investors in the international offering).
Prior to the global offering, there was no public market for our ADSs or our common shares. The estimated initial public offering price for the ADSs in the international offering is expected to be between U.S.$        and U.S.$        per ADS (equivalent to Ps.       and Ps.        per ADS, based on the venta de divisas exchange rate of Ps.          per U.S.$1.00 reported by the Banco de la Nación Argentina on                  , 2026). We have applied to list the ADSs on the New York Stock Exchange, or “NYSE,” under the symbol “GENN.” Further, we have applied to list and trade our Class B shares in Argentina on the Bolsas y Mercados Argentinos S.A., or “BYMA” under the symbol “         .”
Upon consummation of this offering, we will have two classes of shares: Class A common shares (the “Class A shares,” and together with the Class B shares, the “common shares”) and Class B shares. Each Class A share will entitle a holder to five votes per share. Each Class B share will entitle a holder to one vote per share. Only Class B shares are being offered in the global offering. Class A shares are not being offered in the global offering. See “Description of Bylaws and Capital Stock.”
The public offering of our Class B shares in Argentina has been approved by the CNV. Neither the U.S. Securities and Exchange Commission, or the “Commission” or the “SEC,” the CNV nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Under Argentine law, our existing shareholders are entitled to preemptive and accretion rights to subscribe to our capital increase underlying the global offering. Our existing shareholders of common stock have waived the exercise of their preemptive and accretion rights relating to all the Class B shares to be issued in connection with the global offering and pursuant to the international underwriters’ option to purchase additional Class B shares, if any, representing 100% of the preemptive and accretion rights with respect to our capital increases. New shareholders and holders of ADSs will not have such preemptive and accretion rights in respect of this capital increase (including in respect of shares to be granted in connection with the option to purchase additional Class B shares) but will have preemptive rights and may or may not have accretion rights in respect of any subsequent capital increase, as determined in accordance with, and subject to, the terms and conditions applicable to such capital increase.
We have granted to the international underwriters options, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            additional Class B shares, including Class B shares represented by ADSs in the case of the international underwriters, at the public offering prices listed below, less the underwriting discounts and commissions. New shareholders and holders of ADSs will not have preemptive or accretion rights with respect to the Class B shares offered pursuant to the international underwriters’ option to purchase additional shares.
We are an “emerging growth company” as defined in Section 2(a)(19) of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. In addition, for as long as we remain an emerging growth company, we will qualify for certain limited exceptions from the Sarbanes-Oxley Act of 2002. See “Risk Factors—Risks Relating to our Class B shares, the ADSs and the Offering—As a foreign private issuer and an “emerging growth company,” we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.”
We are a “controlled company” under the corporate governance rules of the NYSE applicable to listed companies, and therefore are permitted to elect not to comply with certain corporate governance requirements thereunder. See “Principal and Selling Shareholders.”
Investing in our Class B shares or ADSs involves a high degree of risk. See “Risk Factors” beginning on page 38 of this prospectus.

	Per ADS	Per Share	Total
Initial Public offering price	U.S.$	U.S.$	U.S.$
Underwriting discounts and commissions(1)	U.S.$	U.S.$	U.S.$
Proceeds to us (before expenses)(2)	U.S.$	U.S.$	U.S.$
Proceeds to the selling shareholders (before expenses)(2)	U.S.$	U.S.$	U.S.$
__________________
(1)See “Underwriting” for a description of the compensation payable to the international underwriters.
(2)See “Expenses of the Offering” for a description of all expenses (other than underwriting discounts and commissions) payable in connection with this offering.
We expect to deliver the Class B shares and/or ADSs to purchasers against payment in New York, New York, on or about                         , 2026, through the book-entry facilities of The Depository Trust Company.
Global Coordinators

Morgan Stanley	BofA Securities	BTG Pactual
Joint Bookrunners

Latin Securities	UBS Investment Bank
The date of this prospectus is                            , 2026

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

None of we, the selling shareholders, the international underwriters, the Argentine placement agents nor any of our or their respective agents have authorized anyone to give any information or make any representation about this offering that is different from, or in addition to that contained in the prospectus, the related registration statement, any free writing prospectus prepared by or on our behalf or which we or our selling shareholders may refer to you. None of we, the selling shareholders, the international underwriters, the Argentine placement agents nor any of our or their respective agents will have or take responsibility and can provide no assurance as to the reliability of any other information that others may give you.
This international offering is being made in the United States and elsewhere outside Argentina solely on the basis of the information contained in this prospectus. The concurrent Argentine offering of our Class B shares is being made in Argentina by a prospectus in Spanish that has been filed with the CNV. The prospectus for the Argentine offering, although in a different format in accordance with CNV General Resolution No. 622/2013, as amended and supplemented from time to time (the “CNV Rules”), contains
i

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substantially the same information contained in this prospectus, with the exception that the financial information in the prospectus for the Argentine offering is presented in Argentine Pesos and other information is disclosed in accordance with the CNV Rules and certain interpretative dispositions issued by the CNV.
The Argentine public offering of the Class B shares has been authorized by the CNV pursuant to Resolution No.      dated           , 2026. The CNV authorization means only that the information requirements of the CNV have been satisfied. No offer or sale of ADSs may be made to the public in Argentina except in circumstances that do not constitute a public offer or distribution under Argentine law and CNV Rules. New shareholders and holders of ADSs will not have preemptive or accretion rights with respect to the Class B shares offered pursuant to the international underwriters’ over-allotment option.
Notice to Investors Outside the United States. None of we, the selling shareholders, the international underwriters, the Argentine placement agents nor any of our or their respective agents are offering or seeking offers to purchase the Class B shares in any jurisdiction where such offers or sales are not permitted. None of we, the selling shareholders, the international underwriters, the Argentine placement agents nor any of our or their respective agents have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about, and observe any restrictions relating to, this international offering of our Class B shares, which may (at the option of the international underwriters) be represented by ADSs, and the distribution of this prospectus and any such free writing prospectus outside the United States.
ii

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Definitions
Unless the context otherwise requires, references in this prospectus to “Genneia,” the “Company,” “we,” “our,” “us” and similar terms are to Genneia S.A., together with its consolidated subsidiaries; references to the “Issuer” are to Genneia S.A., the company whose Class B shares (including Class B shares represented by ADSs) are being offered by this prospectus, and not to any of its subsidiaries.
References to “Class B shares” are to our Class B common shares with Ps.1.00 par value each, and references to “ADSs” are to American Depositary Shares, each representing          Class B shares, except where the context requires otherwise.
See “Glossary of Terms” for certain defined terms used in this prospectus.
In addition, the term “United States” refers to the United States of America, and the term “Argentina” refers to the Republic of Argentina. Moreover, the phrase “U.S. government” refers to the federal government of the United States, and the phrase “Argentine government” refers to the federal government of Argentina.
Accounting terms have the definitions set forth under International Financial Reporting Standards Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).
Emerging Company Status
We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting.
We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see “Risk Factors—Risks Relating to the ADSs and the Offering—As a foreign private issuer and an ‘emerging growth company,’ we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least U.S.$1.235 billion (as adjusted for inflation), or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class B shares that is held by non-affiliates exceeds U.S.$700.0 million as of the prior June 30, and (2) the date on which we have issued more than U.S.$1.0 billion in non-convertible debt during the prior three-year period.
Financial Statements Presentation
This prospectus includes our consolidated audited financial statements as of and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto (collectively, the “Audited Financial Statements”).
Our Audited Financial Statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) Accounting Standards, as approved by the IASB. Our Audited Financial Statements for statutory, legal and regulatory purposes in Argentina are those prepared in Argentine Pesos, issued and filed with the CNV and approved by our board of directors.
We operate in the following business segments: (i) electric power generation from wind renewable energy sources; (ii) electric power generation from solar renewable energy sources; (iii) electric power generation from conventional sources; and (iv) natural gas trading and gas transportation. Additionally, revenues, costs and assets not related to these business segments, including corporate administration and other income (expenses), are included

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under “corporate and others” caption, which we do not consider a segment. For additional information on our segments, see note 12 to our Audited Financial Statements.
Special Note Regarding Non-IFRS Financial Measures
We present certain non-IFRS financial measures in this prospectus, which are not recognized under IFRS Accounting Standards. A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure.
Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. The non-IFRS financial measures presented herein are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS measures presented herein have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS Accounting Standards. Additionally, our calculations of non-IFRS financial measures may be different from the calculations used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.
Specifically, we present:
•Adjusted EBITDA;
•Adjusted EBITDA Margin;
•Adjusted EBITDA by Segment;
•Adjusted Net Debt;
•Adjusted Net Debt to Adjusted EBITDA Ratio;
•Adjusted EBITDA from Joint Ventures; and
•Adjusted EBITDA with Joint Ventures.
Consolidated Non-IFRS Measures
Our Adjusted EBITDA has been calculated by excluding from our consolidated net profit (loss) for each year: (i) finance income; (ii) finance expenses; (iii) other finance (expense) income, net; (iv) income tax; (v) property, plant and equipment depreciation and intangible assets amortization; (vi) gain from sales of generation equipment; (vii) loss from derecognition of property, plant and equipment (resulting from fixed assets disposals and discontinued projects related to transmission interconnection capacity); (viii) insurance recovery; (ix) other non-recurring (expenses) gains; and (x) income (loss) from joint ventures (which includes our equity interest in the net results of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea).
Our Adjusted EBITDA Margin has been calculated as Adjusted EBITDA divided by revenues for the year.
Our Adjusted EBITDA by Segment has been calculated for each of our segments by excluding from such segment profit for each year: (i) property, plant and equipment depreciation and intangible assets amortization; (ii) gain from sales of generation equipment; (iii) loss from derecognition of property, plant and equipment (resulting from fixed assets disposals and discontinued projects related to transmission interconnection capacity); (iv) insurance recovery; (v) other non-recurring (expenses) gains; and (vi) income (loss) from joint ventures (which includes our equity interest in the net results of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea). Other non-recurring (expenses) gains include non-recurring transactions that are outside the ordinary course of business, clearly identifiable and related to specific events. In particular, other non-recurring (expenses) gains include non-recurring gains from sale of generation equipment, recoveries from insurance for an amount exceeding expenses made, expenses for an exceptional agreement entered into with a provider to determine obligations on a fine and sale of spare parts relating to sold turbines and associated costs.

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We calculate our Adjusted Net Debt as the sum of total current and non-current financial debt net of cash and cash equivalents, and investments in financial assets (including government bonds and mutual funds) at the end of the year.
Our Adjusted Net Debt to Adjusted EBITDA Ratio has been calculated by dividing our Adjusted Net Debt at the end of the year by our Adjusted EBITDA for such year.
Our management believes that disclosure of Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA by Segment can provide useful supplemental information to investors and financial analysts in their review of our core results of operations and financial condition.
Our Adjusted Net Debt and Adjusted Net Debt to Adjusted EBITDA Ratio is a helpful measure for investors as it offers a clear perspective on the Company’s financial leverage and overall indebtedness.
These non-IFRS financial measures are provided to enhance investors’ overall understanding of our current financial performance and prospects for the future. Specifically, we believe the non-IFRS financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core results of operations and business outlook.
Non-IFRS Measures Including Joint Ventures
In our consolidated statement of profit or loss and other comprehensive income (loss), the results from our three joint ventures (Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea) are accounted for under the equity method of accounting under the line item “(loss) income from joint ventures,” and reported net of property, plant and equipment depreciation, finance income (expense), net, impairment of property, plant and equipment and income tax. We do not control the unconsolidated joint ventures. Because we believe the presentation of the results of our joint ventures under the equity method would not reflect the performance of these businesses consistent with the presentation of our non-IFRS measures, we also present Adjusted EBITDA from Joint Ventures, and Adjusted EBITDA with Joint Ventures. We believe that this presentation provides a better understanding of the results of our joint ventures on a consistent basis with our consolidated non-IFRS measures. However, multiplying each of the joint ventures’ financial statement line items by our respective equity interest in each of them and adding those amounts to our consolidated non-IFRS measures may not accurately reflect the legal and economic implications of holding a non-controlling interest in such joint ventures.
Our Adjusted EBITDA from Joint Ventures has been calculated by excluding from our consolidated income (loss) for the year: (i) property, plant and equipment depreciation; (ii) finance income (expense), net; (iii) income tax; and (iv) impairment losses on property, plant and equipment, in each case at our respective equity interest in those joint ventures.
Our Adjusted EBITDA with Joint Ventures has been calculated as the sum of our Adjusted EBITDA (which excludes income (loss) from our joint ventures) plus the Adjusted EBITDA from Joint Ventures for the year, as explained above.
Our management believes that disclosure of Adjusted EBITDA from Joint Ventures and Adjusted EBITDA with Joint Ventures can provide useful supplemental information to investors and financial analysts in their review of our core results of operations and financial condition. These non-IFRS financial measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe these non-IFRS financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core results of operations and business outlook. In turn, we believe that the presentation of these metrics allows for a better understanding of the results of our joint ventures on a consistent basis with our consolidated results.
These non-IFRS financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools. They should not be considered in isolation or as a substitute for analysis of our results of operations as reported under IFRS Accounting Standards. Non-IFRS financial measures, including the non-IFRS financial measures presented in this prospectus, are not measurements of our performance or

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liquidity under IFRS Accounting Standards and should not be considered as an alternative to operating income or net profit or any other performance measures derived in accordance with IFRS Accounting Standards, or as an alternative to cash flow from operating, investing or financing activities.
For a reconciliation of these non-IFRS measures to the most directly comparable IFRS financial measures, see “Summary Financial and Other Information—Non-IFRS Financial Information.”
Functional and Presentation Currency
Unless otherwise specified, references herein to “U.S. Dollars,” “dollars,” “$” or “U.S.$” are to United States Dollars, the legal currency of the United States, and references to “Pesos,” “Argentine Peso” or “Ps.” are to Argentine Pesos, the legal currency of Argentina. We maintain our books and records in U.S. Dollars, our functional and presentation currency.
Our Audited Financial Statements included in this prospectus are presented in U.S. Dollars. In accordance with IFRS Accounting Standards, transactions in currencies other than our functional currency (U.S. Dollar) are recognized in our Audited Financial Statements at the exchange rate prevailing at the date of the transaction. At the end of each reporting year, monetary assets and liabilities denominated in currencies other than U.S. Dollars are translated into U.S. Dollars at the exchange rate prevailing at that date. Foreign exchange gains and losses on monetary items are recognized in profit or loss in the period in which they arise. See notes 3.1 and 3.2 to our Audited Financial Statements. See also “Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy and consequently our results of operations or financial condition” and “Exchange Rates and Exchange Controls.”
Rounding
Certain figures (including percentage amounts) included in this prospectus have been rounded for ease of presentation. Percentage figures and totals included in this prospectus have, in some cases, been calculated on the basis of such figures prior to rounding. For this reason, certain percentage and total amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our Audited Financial Statements and figures shown as total in certain tables may not be an exact arithmetic aggregate of the other figures in the table.
Market and Industry Data
Market data and other statistical information used in this prospectus is based on data collected by and available from the Ministry of Economy, the former Ministry of Energy, the Secretariat of Energy, the INDEC, the BCRA, CAMMESA, ENRE, ENARGAS, the Brazilian National Electric System Operator (ONS), the Chilean National Electric Coordinator (CEN), and World Bank, among other sources. Certain data is also based on our estimates, which are derived from our review of internal surveys as well as independent sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.
Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions were used in preparing the industry forecasts cited. See “Special Note Regarding Forward-Looking Statements.”
Industry publications, governmental publications, and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable. Neither we, the selling shareholders, the international underwriters, the Argentine placement agents, nor their respective agents have independently verified it and they are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.” Estimates of market and industry data are based on statistical models, key assumptions and limited data sampling, and actual market and industry data may differ significantly

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from estimated industry data. In addition, the data that we compile internally, and our estimates have not been verified by an independent source. Information derived from management’s knowledge and our experience is presented on a reasonable, good faith basis. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.
Trademarks and Trade Names
We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos, and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

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GLOSSARY OF TERMS

Alstom	Alstom Argentina S.A.

ARCA	Argentine Federal Tax Bureau (Agencia de Recaudación y Control Aduanero, formerly known as Administración Federal de Ingresos Públicos, or AFIP).

Argentine Capital Markets Law	Law No. 26,831, as amended and supplemented.

Argentine General Companies Law	Law No. 19,550, as amended and supplemented.

availability factor
For thermal power plants, the percentage of hours during a given period in which the plant is available for electricity generation, regardless of whether or not it is actively generating and delivering energy power. For wind farms, the percentage of time a wind turbine is technically able to generate electricity, irrespective of wind conditions, calculated as the number of hours the turbine is capable of operating divided by the total hours in the relevant period.

Base Energy Remuneration Framework	Remuneration framework established under Resolution No. 19/2017, as amended by Resolution No. 1/2019, Resolution No. 31/2020 (effective February 1, 2020) and successive resolutions.

Bases Law	Law No. 27,742, Bases Law and Starting Points for the Freedom of Argentines (Ley de Bases y Puntos de Partida Para la Libertad de los Argentinos).

BCRA or Central Bank	Argentine Central Bank (Banco Central de la República Argentina).

Buenos Aires Energía S.A.	Buenos Aires Energia S.A., a company controlled by the Province of Buenos Aires, formerly known as Centrales de la Costa Atlántica S.A., and a partner in the joint venture Vientos de Necochea, a special purpose entity that owns the Necochea wind farm project.

CAMMESA
Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima, a nonprofit private stock corporation (sociedad anónima) created pursuant to the Electricity Law and Decree No. 1.192/1992, owned by the Argentine government and four other associations that represent the WEM agents with a 20% ownership interest each. CAMMESA oversees the administration of the WEM and the dispatch of electricity into the NIS.

capacity factor	Ratio of the wind farm’s actual output over a period of time, to its potential output if it were possible for it to operate at full installed capacity continuously over such period of time.

CERs (Certified Emission Reductions)	Carbon credits or carbon offsets, issued in return for a reduction of atmospheric carbon emissions through projects under the Kyoto Protocol’s clean development mechanism.

CNV	Argentine Securities Commission (Comisión Nacional de Valores).

COD (Commercial Operation Date)	The date CAMMESA or ENARSA certify as the beginning of commercial operation with respect to a certain power generation plant under the respective PPA.

CPI	Argentine consumer price index.

current financial debt	Current loans (including corporate bonds) as set forth in our Audited Financial Statements. See note 5.h thereto.

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Electricity Law	Law No. 24,065 (and its respective regulatory Decree No. 1398/92) which, together with further regulations, establishes the fundamental regulatory framework of Argentina’s electricity sector.

ENARGAS
Argentine National Gas Regulatory Agency (Ente Nacional Regulador del Gas), to be unified with ENRE and replaced by the Argentine Regulatory Entity for Gas and Electricity (Ente Nacional Regulador del Gas y la Electricidad).

ENARSA
Energía Argentina Sociedad Anónima, referred to as “Integración Energética Argentina Sociedad Anónima” between 2017 and 2022, a private stock corporation (sociedad anónima) controlled and managed by the Argentine government for the exploration, exploitation and commercialization of oil and natural gas, as well as the generation, transmission and commercialization of electricity.

ENRE	Argentine National Electricity Regulatory Agency (Ente Nacional Regulador de la Electricidad) to be unified with ENARGAS and replaced by the Argentine Regulatory Entity for Gas and Electricity.

Enersud	Our subsidiary Enersud Energy S.A.U.

firm capacity	Amount of capacity that is recognized and remunerated to each power generation plant for being available to cover the demand in peak hours.

FODER
Fund for the Development of Renewable Energy (Fondo Fiduciario para el Desarrollo de Energías Renovables), a trust fund created to allocate its assets to granting loans, making capital contributions, and acquiring other financial instruments aimed at the execution, guaranteeing and funding of eligible electric power generation projects from renewable sources.

Frequent Issuer Regime
Frequent Issuer Regime (Régimen de Emisor Frecuente) approved by the CNV through Disposition No. DI-2021-10-APN-GE#CNV of the CNV dated April 19, 2021 and Disposition No. DI-2025-91-APN-GE#CNV of the CNV dated May 22, 2025.

GDP	Gross domestic product.

GEDESA	Genneia Desarrollos S.A.

GETSA	Generadora Eléctrica de Tucumán S.A.

gross installed capacity
Gross installed capacity includes the total installed capacity from our joint ventures: 38 MW from Vientos de Necochea, in which we own 50%, 58 MW from Vientos Patagónicos, in which we own 51%, and 83 MW from Vientos Sudamericanos, in which we own 51%.

GVA	Genneia Vientos Argentinos S.A.

GVS	Genneia Vientos del Sur S.A.
GVSO	Genneia Vientos del Sudoeste S.A.

GW, GWm and GWh	Gigawatts, gigawatt per month and gigawatt per hour, respectively.

ICSID	International Centre for Settlement of Investment Disputes.

IFRS Accounting Standards	International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.

IMF	International Monetary Fund.

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INDEC	Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos).

installed capacity	Amount of MW a turbine is designed to produce upon installation (name-plate capacity).

km	Kilometers.

kV	Kilovolts.

kW and kWh	Kilowatts and kilowatts per hour, respectively.

Kyoto Protocol	Treaty within the United Nations Framework Convention on Climate Change, pursuant to which certain industrialized countries that have ratified its terms committed to reduce their greenhouse gas emissions by 5% on average, in comparison with their emission levels in 1990, from 2008 to 2012. The Kyoto Protocol was approved in Argentina by Argentine Law No. 25,438 on June 20, 2001, and was in force until 2020 as a consequence of the ratification of the Doha Amendment, which was approved by Argentine Law No. 27,137 on April 29, 2015.

Loma Blanca IV or Loma Blanca IV wind farm
Wind farm operated by Parque Eólico Loma IV Blanca S.A.U., a private stock corporation (Sociedad Anónima) established in 2009 as a special purpose vehicle for the development, construction, and operation of the Trelew wind farm, formerly known as Isolux Corsán Energías Renovables S.A. (ICERSA).

Loma Negra	Loma Negra C.I.A.S.A.

m3 and m3d	Cubic meters and cubic meters per day, respectively.

Madryn I	Madryn I wind farm, with an installed capacity of 71 MW, located near the City of Madryn, Province of Chubut, owned by us.

Madryn II	Madryn II wind farm, with an installed capacity of 151 MW, located near the City of Madryn, Province of Chubut, owned by us.

Madryn wind farms	Madryn I and Madryn II, collectively.

MATER	Renewable Energy Term Market (Mercado a Término de Energía Renovable).

MEG	Argentine Electronic Gas Market (Mercado Electrónico de Gas Sociedad Anónima)

Ministry of Economy	Argentine Ministry of the Treasury and Public Finance (Ministerio de Economía, formerly Ministerio de Hacienda y Finanzas Públicas and Ministerio de Economía y Finanzas Públicas).

Ministry of Energy	Former Argentine Ministry of Energy (Ministerio de Energía) now Secretariat of Energy (Secretaría de Energía) under the Ministry of Economy.

MMBtu	One million British thermal units.

MW, MWm and MWh	Megawatts, megawatts per month and megawatts per hour, respectively.

non-current financial debt	Our non-current loans (including corporate bonds) as set forth in our Audited Financial Statements. See note 5.h thereto.

Nordex	As the context may require, refers to Nordex Windpower S.A., Nordex Energy GmbH or any relevant affiliate thereof.

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performance ratio
Ratio that measures the relationship between a solar plant’s theoretical energy output under ideal conditions and its actual energy output under real operating conditions, after accounting for energy losses.

PPA	Power purchase agreement.

Public Emergency Law	Law No. 25,561, as amended and supplemented.

Renewable Energy Law	Argentine Law No. 26,190, as amended and supplemented among others by Law No. 27,191.

Renewable Energy Program
Argentine Promotion Regime for the Use of Renewable Energy Sources for Electricity Production introduced by the Renewable Energy Law and complementary regulations issued by the Ministry of Energy, including Resolution No. 712/2009 and Resolution No. 202-E/2016.

RenovAr	The public bidding program for the procurement of energy from renewable sources, established within the framework of the Renewable Energy Program.

Resolution 202	Resolution No. 202 - E/2016 of the Ministry of Energy.
Resolution 21	Resolution No. 21/2016 of the SE.
Resolution 400/2025	Resolution No. 400/2025 of the SE, which approved the “Rules for the Normalization of the Wholesale Electricity Market and its Progressive Transition,” effective as of November 1, 2025.

SADI	Argentine National Interconnection System (Sistema de Interconexión Nacional).

SCADA	Supervisory Control and Data Acquisition system.

SE or Secretariat of Energy	Argentine National Secretariat of Energy (Secretaría de Energía de la Nación).

SEE or Sub-Secretariat of Electrical Energy	Sub-Secretariat of Electrical Energy (Subsecretaría de Energía Eléctrica de la Nación)

Solidarity Law	Social Solidarity and Productive Reactivation Law No. 27,541, as amended and supplemented.

TGS	Transportadora de Gas del Sur S.A.

Thermal Energy Program	Program for Development of New Distributed Power Generation Infrastructure introduced by SE Resolution No. 220/2007 and No. 1,836/2007, and subsequently supplemented by SE Resolution No. 21/2016.

Total debt	Our current loans and non-current loans (including corporate bonds) as set forth in our Audited Financial Statements. See note 5.h thereto.

Trelew wind farm	Commercial designation of the Loma Blanca IV wind farm, with an installed capacity of 51 MW and located near the City of Trelew, Province of Chubut, owned by us.

Ullum I	Ullum 1 Solar S.A.U. and the solar farm owned by such entity.

Ullum II	Ullum 2 Solar S.A.U. and the solar farm owned by such entity.

Ullum III	Ullum 3 Solar S.A.U. and the solar farm owned by such entity.

Ullum solar farms or Ullum	Ullum I, Ullum II and Ullum III, collectively.

Vestas	Vestas Wind Systems A/S, Vestas Chile Turbinas Eólicas Limitada, Vestas Argentina S.A., and any other affiliate of Vestas Wind Systems A/S, as applicable.

Vientos de Necochea	Vientos de Necochea S.A.

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Vientos Patagónicos	Vientos Patagónicos Chubut Norte III S.A. (formerly known as Genneia Vientos Patagónicos S.A.)

Vientos Sudamericanos	Vientos Sudamericanos Chubut Norte IV S.A.(formerly known as Genneia Vientos Sudamericanos S.A.)

we, us, and our	Genneia S.A., together with its subsidiaries.

WEM	Argentine wholesale electricity market (Mercado Eléctrico Mayorista in Spanish), administered by CAMMESA.

WEM Agreements	Refers to PPAs entered into between CAMMESA and us, pursuant to which we supply firm capacity (solely in the case of our thermal power plants) and electricity to the WEM administered by CAMMESA.

World Bank	The World Bank Group, a multilateral international financial institution that provides financial and technical assistance to developing countries.

WPI	Argentine Wholesale Price Index (Índice de Precios Internos al por Mayor).

YPF	YPF Sociedad Anónima.
Unless otherwise indicated, statistics provided throughout this prospectus with respect to power generation plants are expressed in MW, in the case of the installed capacity of such power generation plants, and in GWh, in the case of the aggregate electric power production of such power generation plants. One GW is equal to 1,000 MW and one MW is equal to 1,000 kW. Statistics relating to aggregate annual electric power production are expressed in GWh and are based on an 8,760-hour year.

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SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you in making your investment decision. Before you decide to invest in our Class B shares and the ADSs, we urge you to read this entire prospectus carefully, including our Audited Financial Statements, together with the notes thereto, included elsewhere in this prospectus and the information set forth under “Risk Factors,” “Business Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Overview
We are the leading renewable energy platform in Argentina, operating the country’s largest utility-scale wind and solar assets, complemented by strategically located thermal capacity. As of the date of this prospectus, we own and operate 1,949 MW of gross installed capacity, including 1,586 MW from renewables (wind and solar), and 363 MW from thermal generation. On December 24, 2025, the San Rafael solar project achieved partial commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity. As of December 31, 2025, we operated approximately 23% of Argentina’s wind and solar installed capacity, according to CAMMESA. As of December 31, 2025, our revenues totaled U.S.$361.3 million, our net income was U.S.$94.5 million, and our Adjusted EBITDA with Joint Ventures was U.S.$274.9 million.
Our business model is built on a disciplined “develop-to-own and operate” approach, leveraging in-house project origination, rigorous construction management, and advanced data-driven operations. Nearly all our revenues are generated under long-term, U.S. dollar-denominated power purchase agreements (“PPAs”), including contracts with CAMMESA (under the RenovAr program and Resolution 202/2016) and with C&I customers through the MATER framework. As of the date of this prospectus, we have a pipeline of non-conventional renewable assets focused on wind and solar generation with existing transmission interconnection capacity, and also of battery energy storage systems (“BESS”). This portfolio includes 239 MW under construction (San Rafael, San Juan Sur, Lincoln and Junín and BESS Maschwitz projects), 175 MW ready to build, 2,519 MW in development, 1,273 MW in pre-development and 1,200 MW in prospection. We define non-conventional renewable assets as power generation assets that use the following natural resources to generate energy: solar, wind, biogas, biomass, small hydro (less than 50 MW).
Our mission is to deliver reliable, sustainable electricity to Argentina’s largest energy consumers by developing, constructing, and operating high-efficiency, low environmental impact assets. Since 2017, we have invested over U.S.$1.7 billion, adding 1.4 GW of new renewable capacity developed by Genneia. Our track record includes delivering projects on time and on budget, even during challenging macroeconomic cycles, supported by robust off-take agreements, strong relationships with global original equipment manufacturers (“OEMs”) and lenders, and a centralized Control and Operations Center (“CECO”) that enables predictive maintenance and real-time optimization.
Our portfolio is concentrated in Argentina’s most attractive renewable corridors—the southern Patagonia region and the southeast of Buenos Aires for wind, and San Juan and Mendoza in the northwest for solar—with thermal peaking units near demand hubs to support grid stability. As of the date of this prospectus, we have under construction two utility-scale solar projects (San Rafael and San Juan Sur, with 180 MW and 129 MW of total capacity, respectively), along with a pipeline of additional projects. The San Rafael solar project had 150 MW of 180 MW commissioned as of the date of this prospectus.
Since 2016, we have experienced significant growth in renewable energy generation, positioning ourselves as the leading player in Argentinian energy transition. During the period from 2016 through the year ended December 31, 2025, our annual renewable energy generation increased at a compound annual growth rate (“CAGR”) of 39%, while our Adjusted EBITDA with Joint Ventures from our wind and solar segments grew at a CAGR of 28% during the same period. The figures in this paragraph take into account our consolidated portfolio of assets and the ownership-adjusted figures for our joint ventures.

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Genneia’s Electricity Generation and Adjusted EBITDA with Joint Ventures Growth During the Period from 2016 to December 31, 2025

Wind
Solar
Thermal(1)
Electricity Generation
GWh
39% Renewable CAGR
5.018
19%
78%
3%
1.004
26%
74%
2016
2025
Adjusted EBITDA with JVs
US$ MM
28% Renewable CAGR
275
18%
83%
87
35%
65%
(1%)
2016
2025

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(1) Conventional, Nat.Gas Trading and Gas Transportation, Corp & Other. Percentages inside each colored block represent relative weight over total. Figures at the top of each column represent electricity generated with joint ventures (in GWh) and Adjusted EBITDA with Joint Ventures (in millions of U.S dollars). All the figures presented in the chart consider our consolidated portfolio of assets and the ownership-adjusted metrics of our joint ventures.
Frameworks supporting our contracted cash flows. The RenovAr and Resolution 202/2016 programs provide long-term, U.S. dollar PPAs with CAMMESA, supported by the FODER and, for select power plants, World Bank/IBRD guarantees. The MATER framework enables direct PPAs with C&I customers and allocates transmission interconnection capacity (called “prioridad de despacho” in Argentina’s power sector regulation), including mechanisms for transmission expansion under Resolution 360/2023. Transmission interconnection capacity in Argentina refers to a regulatory and operational designation that grants a power generation project that produces energy from the use of a natural resource that cannot be stored (run-of-river hydraulic, wind, solar, among others) preferential and prioritized access to interconnection capacity within the national grid above other generation technologies. The concept of transmission interconnection capacity applies to power plants that operate under the MATER, Resolution 202/2016, GENREN and RenovAr frameworks. As opposed to other markets, this concept is not tied to economic dispatch curves or marginal cost-based dispatch; instead, it functions as a reservation mechanism for transmission capacity, ensuring that projects with transmission interconnection capacity can inject energy into the grid once operational. The RenovAr, Resolution 202/2016, GENREN and MATER frameworks, which grant us transmission interconnection capacity for the substantial majority of the installed capacity of our assets operating under these frameworks, underpin our resilient, dollar-denominated contracted portfolio and support continued growth as C&I customers seek to decrease their energy supply costs and to meet renewable supply goals, which has been encouraged by Law No. 27,191.

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Our Market Opportunity
We believe that Argentina represents one of the most compelling market opportunities for renewable energy investment in the world. As the third largest energy market in South America measured by installed capacity as of December 31, 2024, according to the International Renewable Energy Agency (IRENA), Argentina’s power sector is both sizable and strategically important. Yet, despite its vast natural resources and world-class wind and solar conditions, the penetration of non-conventional renewables in Argentina’s energy matrix remains among the lowest globally.
Non-conventional renewables—including wind, solar, biomass, small hydro, and biogas—accounted for only 19% of Argentina’s installed capacity as of December 2025, according to CAMMESA. This compares to penetration rates of 43% in Chile and 32% in Brazil as of 2024, according to the Energy Institute, underscoring the significant headroom for growth. The opportunity is amplified by Argentina’s exceptional resource quality: wind and solar projects in the country achieved weighted average capacity factors of 42.7% and 26.0%, respectively, which rank as the highest in the world as of 2024, according to the Energy Institute. In comparison, during 2024, Genneia’s wind asset portfolio and solar asset portfolio achieved weighted capacity factors of 44.7% and 26.7%, respectively. These metrics translate into highly competitive project economics and predictable long-term returns.
The charts below show wind and solar capacity factors by region:
2024 Wind Capacity Factors
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Source: Energy Institute.

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2024 Solar Capacity Factors
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Source: Energy Institute.
Solar and wind technologies command the lowest levelized cost of energy (“LCOE”) globally, as reported by Lazard, and are also the most cost-effective non-conventional sources in Argentina, according to the Secretariat of Energy, which further supports our investment case. LCOE is a measure used to compare the cost of energy generated by different power generation technologies into which we also factor our in-house engineering capabilities, operational performance monitoring, and efficient financial strategy.
The renewable energy sector is further supported by robust policy frameworks and market mechanisms, including long-term power purchase agreements under the RenovAr and MATER programs, transmission interconnection capacity for renewable projects, and evolving regulations designed to facilitate grid integration and transmission expansion. As electrification accelerates across industries—driven by mining, oil and gas producers, industrial growth, the development of data centers, along with the ongoing energy transition—renewable energy sources are expected to capture a growing share of Argentina’s energy demand.
Argentina also has tight reserve energy margins, measured by the available installed capacity and peak demand, of 5.6% as of 2025 according to CAMMESA, meaning that the buffer of supply of power is limited upon further increases in peak demand. The combination of these factors creates an urgent need to further expand the country’s installed capacity of energy generation in the short term.
In summary, we believe that Argentina offers a unique convergence of scale, resource quality, cost competitiveness, and supportive policy, creating a substantial and long-term market opportunity for Genneia and its stakeholders.
Our portfolio comprises nationally scaled wind and solar assets complemented by strategically located thermal capacity. As of the date of this prospectus, we own and operate 1,949 MW of gross installed capacity, including 1,586 MW of renewable (wind and solar) and 363 MW of thermal generation. This figure includes our 150 MW San Rafael solar project. On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity. Our renewable assets are concentrated in resource advantaged basins—onshore wind in Patagonia and the southeast (Provinces of Chubut, Río Negro, and Buenos Aires) and solar PV in San Juan and Mendoza—, while our thermal plants in Buenos Aires and Tucumán help support peak demand and system reliability. This strategy, combined with modern equipment, multi-year O&M arrangements with global OEMs, and centralized monitoring through CECO, underpins high availability and attractive capacity factors, translating into stable contracted cash flows across cycles.

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Our leadership in Argentina’s renewable power generation sector is evidenced not only by our total installed renewable capacity—more than double that of the second largest participant—but also by our leading position in the two most prominent technologies: wind and solar. We rank first in installed capacity of both wind and solar generation sources.
The chart below shows the top 15 renewable generation companies in Argentina, based on combined wind and solar installed capacity.
Ranking of Renewable Energy Companies in Argentina Ranked by Installed Capacity (MW)
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Source: CAMMESA
•Considers only wind and solar installed capacity, which are the most relevant non-conventional renewable technologies in Argentina.
•Data in MW as of December 31, 2025. Does not include 8.7 MW of the San Rafael solar project, which reached COD on February 4, 2026. On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity.
Our Portfolio Assets
The map and chart below show the location of and certain information about our assets:
Our Asset and Ready-to-Build Projects Footprint (MW of gross installed capacity)
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Total installed capacity by technology shown to the right of the map of Argentina includes projects currently under construction and ready to build, presented in map with white fill. The dashed line in the table separates operating and under construction projects from ready to build projects for each technology (except for BESS, which only has one project currently ready to build). The operating installed capacity of solar assets includes 150 MW from the San Rafael solar project. On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity. Necochea, Chubut Norte III and Chubut Norte IV are joint ventures, in which we own 50%, 51%, and 51%, respectively.
Our development philosophy is to originate bankable projects and bring them to their commercial operation date (“COD”) on time and on budget, aligning technology selection, interconnection and off-take structures to resource and grid realities. Within the MATER regime, we layer transmission interconnection capacity and tie break strategy

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into node selection and sequencing. The solar projects currently under construction reflect this philosophy: each is designed around available and expected transmission interconnection capacity and private off-take demand, with a construction schedule aligned to supply chain and interconnection milestones.
Our portfolio of projects and project pipeline are classified as follows:
•Operating assets: Projects that have reached their COD as of the date of this prospectus.
•Under construction assets: Projects that have obtained all necessary permits and financing and are currently being built.
•Ready to build assets: Projects that have secured all required permits, have a final design, have secured transmission interconnection capacity, are in advanced stages of negotiations with respect to financing, and are fully prepared to commence physical construction, pending formal approval from our Board of Directors.
•Development assets: Projects in various stages of development that are expected to reach final investment decision within 13 to 24 months from the date of this prospectus, subject to securing transmission interconnection capacity and/or visibility on financing.
•Pre-development assets: Projects in earlier stages of permitting and evaluation that are not expected to reach final investment decision within 13 to 24 months from the date of this prospectus and remain subject to securing transmission interconnection capacity and other development milestones.
•Prospection assets: Projects where sites have been identified based on resource availability and, in most cases, preliminary wind or solar measurements have been conducted.
The build-out and completion of our pipeline, as described in the table below, is contingent upon several factors, some of which are beyond our control. These factors include finalizing and obtaining permits, raising financing, securing transmission interconnection capacity, securing land rights and obtaining internal approval, among others.
The table below contains information with respect to our portfolio of projects and project pipeline:
Overview of our consolidated portfolio of operating assets and project pipeline (MW of installed capacity)

	Generation capacity	Storage capacity	Total
Operating assets	1,949	—	1,949
Assets under construction	199	40	239
Assets ready-to-build	175	—	175
Assets in development	2,129	390	2,519
Assets in pre-development	1,273	—	1,273
Assets in prospection	1,200	—	1,200
Total Potential Portfolio	6,925	430	7,355
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Table does not include any potential disconnection or sale of existing thermal assets. Figures for assets other than operating assets do not reflect currently installed capacity.
Our Business Model and Value Proposition
We are an integrated, “develop-to-own and operate” independent power producer involved in all aspects of power generation projects. Our value proposition is to deliver long-term, U.S. dollar-denominated contracted cash flows, supported by high-quality resource assets and proven execution. This translates into stable operating margins and capital efficiency over the asset life.

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The chart below shows our developments process:
Genneia’s Full cycle “Develop-to-Own and Operate” process
Project Lifecycle. We manage the full lifecycle of our projects from origination to operations:
1.Prospecting and site control. We conduct extensive, multi-year wind and solar measurements using both on-site met masts and satellite data. This enables us to accurately characterize resource quality, optimize site selection, and maximize energy yield. Our in-house team leverages advanced modeling tools and third-party validation to ensure robust and bankable resource assessments. We also prioritize interconnection nodes with limited curtailment risk and secure land through long-term usufruct or lease arrangements. We also evaluate transmission interconnection capacity opportunities under the MATER framework and, where applicable, potential transmission-associated paths recognized by Resolution 360/2023.
1.Land procurement. Early engagement with landowners is a cornerstone of our strategy. We secure long-term usufruct or lease agreements for priority sites, often years in advance of development, to guarantee access to the best resource locations and interconnection nodes. Our land team manages all aspects of title verification, permitting, and stakeholder relations to minimize risk in project execution.
2.Development and permitting. Our permitting process is aligned with international best practices, including International Finance Corporation (“IFC”) performance standards and development finance institutions (“DFI”) and export credit agency (“ECA”) requirements, including Environmental and Social Action Plan (“ESAP”), biodiversity, and stakeholder engagement plans. We conduct comprehensive environmental and social impact assessments, secure all necessary construction and operating permits, and implement robust stakeholder engagement plans to ensure community support and regulatory compliance.
3.Transmission and interconnection. We prioritize sites with favorable access to the national grid after conducting detailed interconnection studies and proactively engaging with transmission operators. Where necessary, we invest in substations or short spur lines to unlock additional capacity, leveraging regulatory frameworks such as Resolution 360/2023 to secure transmission interconnection capacity and mitigate curtailment risk. An example of this is the Puerto Madryn substation expansion, which we built with a partner to secure interconnection for our Madryn wind farm.

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4.Commercial strategy and off-take. We pursue bankable off-take agreements via MATER PPAs with C&I customers supported by transmission interconnection capacity. In the past, we also pursued RenovAr/Resolution 202/2016 CAMMESA PPAs supported by the FODER and, in certain cases, World Bank guarantees, although those opportunities concluded with the last RenovAr auction (RenovAr Round 3) in 2019. Our contracting strategy diversifies tenors and pricing mechanisms (U.S. dollar-denominated) to balance duration and credit.
5.Financing. We combine non-recourse project financing at the special purpose vehicle (“SPV”) level with corporate facilities and access to capital markets. We have repeatedly accessed international and local debt markets since 2017 and secured long-term loans with DFIs and ECAs.
6.Construction. We run competitive engineering, procurement and construction (“EPC”) and OEM sourcing processes, standardize wind turbine and solar photovoltaic (“PV”) platforms to capture economies of scale, and enforce strict schedule and cost controls. All major projects are executed through our in-house EPC management and supported by leading OEMs and contractors in the renewables industry and the Argentine market. Our standardized platforms and rigorous contract management ensures timely, on-budget delivery, backed by OEM performance bonds and industry-standard liquidated damages arrangements. Dedicated project management teams oversee all aspects of construction, from civil works to grid connection and commissioning. We implement real-time monitoring and quality assurance protocols to safeguard that each asset meets or exceeds performance and reliability targets.
7.Operations and optimization. Our CECO operates 24 hours a day, 7 days a week with real time supervisory control and data acquisition (“SCADA”) visibility across our assets, enabling (i) predictive maintenance, (ii) curtailment management and re-dispatch, (iii) availability tracking relative to OEM Service Level Agreements (“SLA”) thresholds, and (iv) energy yield optimization via wake loss mitigation, yaw alignment and inverter clipping strategies. We implement long-term service and availability agreements with Vestas, Nordex, and Goldwind, which include availability commitments in the 97-98% range for the first two, and 90% for Goldwind, depending on the contract.
8.Life-cycle investment and repowering. We plan major component replacements and potential repowerings after 10 to 15 years, depending on technology, resource regime and off-take incentives. With respect to solar plants, we assess the need for calibration or replacement of weather sensors due to obsolescence or degradation. Our control systems have evolved with the sophistication of algorithms to optimize sun tracking, robustness in supply voltage stability, and safety features.
Our Competitive Strengths
Leading renewables platform in Argentina with a proven track record
We are the largest independent power producer focused on renewable energy sources in Argentina, measured by installed capacity in wind and solar sources by CAMMESA as of December 31, 2025. As of the date of this prospectus, we have approximately 1.6 GW of renewable energy capacity in operation, including our most recent asset to reach partial commercial operation, San Rafael. In addition, we have more than 239 MW of capacity currently under construction (San Rafael, San Juan Sur, Lincoln, Junín and BESS Maschwitz projects), as well as a further 175 MW of generation capacity that is ready to build (Hucalito project). We have been active in all the relevant programs launched by the Argentine government related to non-conventional renewable energy projects, since the first renewable tender launched in Argentina under the GENREN program, as described in Decree 562 from 2009, to the ongoing MATER tenders that occur on a quarterly basis, reflecting our leadership in the country’s energy transition. Since 2017, we have invested over U.S.$1.7 billion to transform Genneia from a small thermal generator into Argentina’s preeminent renewables leader, consistently delivering most projects on time and on budget, and scaling our platform through disciplined capital allocation and technical excellence. Our growth model has been tested and proven through multiple cycles of sector volatility and macroeconomic challenges, demonstrating resilience and adaptability. We have become the leader by anchoring our integrated development

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model, leveraging proprietary project origination, advanced construction management capabilities, and long-term asset operation.
Argentina: Highly attractive renewables fundamentals
Argentina offers a unique combination of low renewable energy source penetration and world-class wind and solar resources, which provide the country with the highest weighted average capacity factors in the world for both technologies as of 2025, according to the Energy Institute’s 2024 Statistical Review of World Energy. The country’s tight reserve margins and robust demand drivers—supported by a growing industrial base and the electrification of mining, oil and gas producers and data centers —support significant additional deployment of renewable energy. This is underpinned by wind and solar generation technologies, which carry the lowest LCOEs when compared to other technologies, both globally and in Argentina, according to Lazard’s LCOE+ study as of June 2025 and Argentina’s Secretariat of Energy data, respectively. Genneia’s portfolio is strategically positioned to capture this opportunity, with a premium footprint across six provinces, including the Patagonia wind corridor and the Cuyo/NOA solar cluster. Our wind assets could perform load factors with a probability of at least 50% (“P50”) in the 39-54% range, and our solar assets are located in regions with some of the highest direct normal irradiance (“DNI”) in the world. This resource advantage, combined with our proven ability to secure transmission interconnection capacity, underpins our superior unit economics and growth prospects.
Highly predictable business model with predominant U.S. Dollar-denominated cash flows
Our business model is anchored by long-term, U.S. dollar-denominated PPAs, providing stable and predictable cash flows with minimal merchant exposure. For the year ended December 31, 2025, approximately 97% of our revenues are U.S. dollar-denominated, and approximately 94% of our revenues are tied to PPAs, with a weighted average remaining life of approximately 10 years. Our portfolio is balanced between long-term RenovAr contracts with CAMMESA (typically 20 years, all of which include FODER trust credit support and three of which also include World Bank guarantees) and MATER corporate PPAs (typically 5 to 10 years, with industrial off-takers). Our contracting strategy under MATER is further supported by a diversified client base, including more than 65 large industrial users, and a robust credit profile. For the year ended December 31, 2025, 72% of our revenues were derived from MATER, RenovAr and Resolution 202/2016 contracts. Off-takers under the MATER framework are private counterparties, including subsidiaries of multinational companies, while CAMMESA is the sole off-taker for RenovAr and Resolution 202/2016 contracts, backed by FODER credit support and, in certain cases, World Bank guarantees. The latter represented 42% of our revenues in the year ended December 31, 2025, and as of that date had a weighted average remaining life of approximately 13.1 years, whereas the revenues associated with MATER contracts represented 30% of our revenues in the year ended December 31, 2025, and as of that date had a weighted average remaining life of approximately 6 years. Additionally, revenues associated with contracts with CAMMESA which do not include FODER nor World Bank guarantees represented 26% of our revenues during the year ended December 31, 2025, and had a weighted average remaining life of approximately two years as of that date. Other revenues associated with CAMMESA under the Base Energy framework, which does not have an expiration date, represented 4% of our revenues for the year ended December 31, 2025. Revenues from our Joint Ventures, which operate wind farms, are 100% under RenovAr contracts, with CAMMESA as the off-taker, and backed by FODER credit support. For the year ended December 31, 2025, the PPAs from our Joint Ventures had a weighted average remaining life of approximately 15 years.
Well-defined growth plan underpinned by risk mitigation strategies
Genneia has a clear and executable growth plan with over 1,118 MW of new generation and storage capacity secured for interconnection and expected to reach commercial operation or reach final investment decision in the next 24 months of our pipeline, as of the date of this prospectus. This figure includes 239 MW under construction (San Rafael, San Juan Sur, Lincoln and Junín and BESS Maschwitz projects), 175 MW ready to build (Hucalito project), and 704 MW in development (Mendoza Sur and Catamarca projects). For our capacity under construction, we expect most of these projects to reach commercial operation during 2026, while the BESS Maschwitz project is expected to reach commercial operation by the first quarter of 2027. Additionally, for the projects in development with secured transmission interconnection capacity we expect to reach a final investment decision within the next 13 to 24 months as of the date of this prospectus, and these projects are expected to reach commercial operation by

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2029. Moreover, this 1.1 GW figure is part of a strong pipeline of 5.4 GW, which includes our projects under construction, ready to build, in development, in pre-development and in prospection stages, subject to transmission grid expansion for which the government has already announced an expansion plan and priority projects through Resolution 715/2025. With additional funding beyond our existing capital structure and leverage levels, we intend to accelerate our base plan of delivering 250 to 300 MW of new capacity per year to a higher rate of MW deployment, with upside potential from transmission opportunities created by Resolution 360/2023 under the MATER framework. We expect to use the proceeds from this offering to invest in the expansion of our operations in Argentina (including through the development of our project pipeline and/or acquisitions). Our pipeline is sequenced by node readiness and interconnection certainty, and we maintain strict internal rate of return (“IRR”) hurdles and capital allocation discipline, targeting equity returns well above our cost of capital and a long-term target of consolidated net leverage converging to 3.0x. We define consolidated net leverage as total financial indebtedness less cash and cash equivalents as of a certain date, divided by Adjusted EBITDA.
Our growth plan is designed to be flexible, allowing us to accelerate or defer projects based on market conditions, regulatory developments, and capital availability.
Effective capital allocation with balance sheet discipline
Our capital allocation framework is governed by rigorous Discounted Cash Flow (“DCF”) discipline, IRR-first project selection, and interconnection-first sequencing. We screen projects based on resource quality, interconnection cost and timing, PPA tenor and credit, capex complexity, and portfolio fit. We maintain a prudent funding mix, leveraging DFIs, ECAs, local and international bonds, and project-level debt to optimize our cost of capital. Our Frequent Issuer Regime and green financing track record across local and international markets provide us with proven access to capital, while our consolidated net leverage long-term target of 3.0x ensures balance sheet flexibility and resilience. We stagger maturities, maintain liquidity buffers, and structure project-level non-recourse debt where optimal, supporting disciplined management of our indebtedness and growth. We have been able to expand our installed capacity base in the past ten years while maintaining our consolidated net leverage target.
Seasoned management and stewards of renewables quantum leap in Argentina during the last decade
Genneia’s senior management team has deep sector expertise and a pioneering track record in adopting and shaping Argentina’s evolving renewable energy frameworks. Our leadership team has extensive experience in the Argentine power market. Our management has, on average, over 18 years of industry experience, with backgrounds spanning thermal and renewables development, project finance, and regulatory engagement. We have a track record of delivering projects on time and on budget, operate efficiently under challenging conditions, and maintain strong governance and compliance standards. Our Board of Directors and sponsors have provided capital support and continuity through multiple build cycles, ensuring alignment with best-in-class ESG and stakeholder practices.
Our Strategy
Genneia’s growth strategy is anchored in a disciplined, multi-pillar approach that leverages our market leadership, technical expertise, and financial strength to deliver sustained, value-accretive expansion in Argentina’s renewable energy sector. Our plan is built on the following strategic pillars, each designed to reinforce our competitive advantages while positioning the company for long-term, sustainable growth in a dynamic market environment:
Disciplined growth and capital allocation
Our approach to growth is rooted in a rigorous, data-driven capital allocation framework that prioritizes value creation and risk mitigation at every stage of the project lifecycle. We target the development of 250 to 300 MW per year of new wind and/or solar capacity, a pace that is supported by our existing capital structure and leverage levels, as well as diversified funding relationships. We may accelerate this pace of development of installed capacity contingent on additional funding. Every investment decision is governed by strict DCF discipline, with projects screened and sequenced based on a comprehensive set of criteria: resource quality, interconnection cost and timing, PPA tenor and creditworthiness, capital expenditure complexity, and overall portfolio fit.

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We set high IRR goals—targeting equity returns well above our cost of capital—and maintain a consolidated net leverage long-term target of approximately 3.0x, ensuring that our capital structure and indebtedness levels remain resilient and flexible. This disciplined approach allows us to accelerate or defer projects in response to market conditions, regulatory developments, and capital availability, while maintaining a clear focus on long-term value creation for our stakeholders.
Our funding plan is intentionally diversified, drawing on a mix of DFIs, ECAs, local and international bonds, and project-level debt. Our Frequent Issuer Regime and proven track record in green financing provide us with proven access to capital, while our prudent financial obligations management—staggering maturities, maintaining liquidity buffers, and structuring project-level non-recourse debt where optimal—supports disciplined growth and minimizes refinancing risk.
Contracting quality and market focus
A core pillar of our strategy is the systematic pursuit of high-quality, long-term, U.S. dollar-denominated PPAs with a diversified base of industrial, mining, and oil and gas clients under the MATER framework, as well as power supply contracts with CAMMESA. We are also focusing on being an active participant in Argentina’s development of data centers by supplying clean and reliable energy to these facilities. In October 2025, we signed a memorandum of understanding with Sur Energy LLC to supply renewable power to Stargate Argentina, a hyperscale data center project jointly announced by Sur Energy and OpenAI aimed at positioning Argentina as a regional hub for artificial intelligence and high-performance computing infrastructure. For the year ended December 31, 2025, our revenues tied to CAMMESA represented 68% of our revenue base, with approximately 42% of the revenues tied to FODER trust credit support, 13% of revenues tied to GENREN program and approximately 13% of the revenues tied to thermal remuneration (Energy Base and Resolution 21/2016). Our go-to-market architecture under the MATER framework is designed to minimize merchant exposure by policy, ensuring that the vast majority of our revenues are anchored by stable, predictable contracts with strong counterparties.
We have developed a robust credit portfolio—including letters of credit and energy pre-payments—to further enhance the bankability of our contracts and mitigate counterparty risk. As the Argentine market continues to evolve, we are well-positioned to capture incremental demand from new verticals, such as mining, oil and gas electrification, and powering of data centers by offering tailored solutions that bundle renewable generation with transmission and storage capacity.
Our contracting strategy is dynamic and forward-looking: we systematically re-contract as maturities approach, maintain active dialogues with existing and prospective clients, and continuously monitor market trends to anticipate shifts in demand. By 2028, following the expiration of Bragado II and III and Trelew’s PPAs, we expect the majority of our volume to be under RenovAr and MATER contracts, with spot market exposure of our revenue base remaining de minimis by design.
Strategic investments in transmission infrastructure to unlock generation capacity
We have secured interconnection for 1.1 GW of assets under construction, ready to build and for some of our assets in development. Regarding our medium to long-term growth plan, a key accelerator for our growth is the ability to develop additional renewable capacity through targeted investments in transmission infrastructure, as enabled by Resolution 360/2023 under the MATER framework. In Argentina, the scarcity of available transmission capacity in the most resource-rich corridors has become a critical bottleneck for new renewable development. Genneia’s strategy is to proactively participate in MATER auctions in which transmission interconnection capacity can be obtained without non-generation associated investments, but remain strategically open to invest in substations, short spur lines, and other grid upgrades that increase node capacity, thereby converting latent pipeline into deliverable megawatts and accelerating project commercial operation dates by 12 to 18 months.
These investments are subject to the same rigorous DCF goals and contingency discipline as our generation projects and are supervised by our in-house engineering team. By selectively building transmission infrastructure, we can reserve additional capacity for Genneia projects with priority use for five years, creating a robust competitive advantage and enabling multi-project value capture at strategic nodes. This approach not only accelerates our own growth but also contributes to the broader modernization and resilience of Argentina’s power grid. One example is

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the Puerto Madryn substation, which we built with a partner to secure interconnection for our Madryn wind farm. The commissioning was executed within 30 months, with a final COD in September 2019. This additional investment in a 500 kV substation expansion allowed to add 420 MW of capacity for Genneia and its partner.
Technology leadership and strategic flexibility
While our core focus remains on wind and solar generation, Genneia is committed to maintaining its leadership in technology adoption and operational excellence. We are actively pursuing opportunities to co-locate BESS with our renewable assets, participate in storage auctions, and develop hybrid projects that enhance grid flexibility and PPA bankability. Our recent award of 40 MW for the BESS Maschwitz project in Argentina’s first BESS auction demonstrates our ability to innovate and adapt to evolving market needs.
We also maintain strategic flexibility to pursue selective, value accretive, DCF-driven acquisitions where such transactions complement our organic growth, deliver operational synergies, or unlock strategic value—such as consolidating wind hubs, integrating brownfield assets, or acquiring projects with attractive PPAs or node positions. All of our acquisitions are subject to rigorous screening for portfolio alignment, returns and risk, ensuring that any inorganic growth will contribute to our long-term strategy.
ESG and governance excellence
Our disciplined growth is underpinned by best-in-class ESG and governance standards, consistent with the requirements of DFIs and ECAs. We adhere to the highest international benchmarks, including IFC performance standards and World Bank Group environmental, health and safety (“EHS”) guidelines, and maintain robust governance practices with strong Board oversight, audit, compliance, and legal functions embedded across the organization.
Our sponsors have provided capital support and continuity through multiple build cycles, ensuring alignment with IFC-standard ESG and stakeholder practices. We integrate ESG considerations into every phase of the project lifecycle—from site selection and community engagement to construction, operations, and decommissioning—enabling us to secure repeat support from leading international lenders and investors, and to deliver projects that are both bankable and sustainable.
Recent Developments
Prepayment of Financing for Villalonga I and Chubut Norte I
On February 13, 2026, the Company, through its subsidiaries GVA and GVS, proceeded with the full prepayment of the financings granted for the Villalonga I and Chubut Norte I wind farm projects. These facilities had originally been entered into on June 19, 2018, for an aggregate amount of up to U.S.$122.2 million and had been fully drawn.
At the time of prepayment, the outstanding principal balances amounted to U.S.$44.9 million for Villalonga I and U.S.$28.2 million for Chubut Norte I. The financings included both guaranteed and unsecured tranches granted by EKF, Sumitomo Mitsui Banking Corporation (SMBC), Corporación Andina de Fomento (CAF) and FMO, and were secured by project assets and cash flows, including mortgages, assignments of rights under the PPA contracts, pledges of shares, and security interests over bank accounts and key project assets.
Summary Risk Factors
An investment in our Class B shares or ADSs is subject to a number of risks, including risks relating to our business and industry, risks related to Argentina and risks related to this offering, our Class B shares and our ADSs. Please read the information under “Risk Factors” for a more thorough description of these and other risks. Below is a summary of the principal risks we face:
•We may not be able to develop new energy generation projects in our pipeline in a timely manner, on budget, or at all due to factors beyond our control.

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•We may not be able to renew PPAs or enter new ones on favorable terms, and PPAs may be modified or terminated unilaterally.
•Investing in an emerging economy such as Argentina entails inherent risks including political, social and economic instability, high inflation, currency devaluation, exchange controls, government intervention, lack of legal certainty, institutional weakness, corruption, and geopolitical conflicts.
•Exchange controls and restrictions on capital flows could limit international credit availability, adversely affecting Argentina's economy and our financial condition and results of operations.
•Persistent high inflation in Argentina and fluctuations in the value of the Argentine Peso have had and may continue to have adverse effects on the Argentine economy and our business.
•We operate in a highly regulated energy sector subject to changing governmental regulations and controls, and our operational results may be adversely affected by regulatory and political changes.
•We sell the majority of our power to CAMMESA, and payments may be subject to delays, which in some cases have exceeded 100 days. In the past, payments have also included discounted government bonds.
•Our ability to operate wind and solar farms profitably is highly dependent on suitable climate conditions, and lower-than-expected resources would result in lower electricity production.
•We depend on transmission and distribution facilities owned by third parties, and inadequate infrastructure may adversely impact our ability to sell and deliver electricity.
•The Argentine power generation market is highly competitive.
•The energy market is subject to technological changes that could lead to structural market changes, and failure to adapt could materially affect our financial position.
•Operational risks and difficulties may limit our ability to generate electricity, which could significantly and adversely affect our financial condition and results of operations.
•Electricity demand is sensitive to inflationary and recessionary pressures, and recent government measures to reduce subsidies could reduce demand for our generated energy.
•Our operations are subject to extensive environmental, health and safety regulations requiring significant expenditures, and failure to comply may result in fines, prolonged litigation, or facility closures.
•Our business requires substantial capital expenditures, and our financing ability depends on factors including global market conditions and Argentina's macroeconomic conditions.
•We have a history of negative working capital despite positive cash flows, and our ability to maintain profitability depends on refinancing short-term debt and accessing additional financing.
•Investors will experience immediate and substantial dilution if they purchase Class B shares or ADSs in this offering.
•Holders of ADSs are not treated as our shareholders under Argentine law and will not have the ability to exercise shareholder rights. Instead, the depositary is treated as our shareholder under Argentine law, and your rights as an ADS holder are governed by the deposit agreement.
•Minority shareholder rights under Argentine law may be fewer or less well-defined than in other jurisdictions like the United States.
•It may be difficult to enforce civil liabilities against us or our directors and officers, as Argentine counsel advises there is doubt about enforceability of U.S. federal securities laws in Argentine courts.

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•We will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.
Our Contact Information
Our principal executive offices are located at Nicolás Repetto 3676, 3rd Floor, Olivos (1636), Province of Buenos Aires, Argentina. Our telephone number is +54 (11) 6090-3200, our fax number is +54 (11) 6090-3201, and our email address is investors@genneia.com.ar. Our website is www.genneia.com.ar. Information on or connected to our website is not part of this prospectus.
Ownership
For purposes of the NYSE listing rules, we will be a “controlled company” because more than 50% of the voting power of our shares will be held by our Class A shareholders. While each Class B share will entitle a holder to one vote per share, each Class A share will entitle a holder to five votes per share. Class A shares are not being offered in the global offering. See “Description of Bylaws and Capital Stock” and “Principal and Selling Shareholders.”
Conventions that Apply to this Prospectus
Except as otherwise indicated or the context requires, all information in this prospectus assumes:
•an initial public offering price of U.S.$          per ADS, the midpoint of the estimated offering price range per ADS set forth on the cover page of this prospectus; and
•no exercise by the international underwriters of their option to purchase up to          additional Class B shares from us in connection with this offering.

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THE GLOBAL OFFERING

Issuer	Genneia S.A.

Selling Shareholders	Delfín Jorge Ezequiel Carballo, Fintech Energy LLC, Jorge Pablo Brito, LAIG Eolia S.A. and Argentum Investments I LLC. For further information, see “Principal and Selling Shareholders.”

The global offering
The global offering consists of the international offering and the Argentine offering, totaling       Class B shares, including Class B shares which may (at the option of the international underwriters) be represented by ADSs. The closings of the international offering and the Argentine offering are conditioned upon each other. The number of Class B shares, including Class B shares represented by ADSs, to be offered in the international offering, and the number of Class B shares to be offered in the Argentine offering, are subject to reallocation between the offerings.

The international offering
We and the selling shareholders are offering Class B shares, which may (at the option of the international underwriters) be represented by ADSs, through the international underwriters in the United States and other countries outside Argentina.

The Argentine offering
Concurrently with the international offering, we and the selling shareholders are offering Class B shares, through the Argentine placement agents in a public offering in Argentina registered with the CNV.

International offering price range	Estimated initial public offering price is expected to be between U.S.$ and U.S.$ per ADSs.

Argentine offering price range	Between U.S.$ and U.S.$ per Share (equivalent to Ps. and Ps. per Share, based on the venta de divisas exchange rate of Ps. per U.S.$1.00 reported by the Banco de la Nación Argentina on , 2026).

International underwriters	Morgan Stanley & Co. LLC, BofA Securities, Inc., Banco BTG Pactual S.A.- Cayman Branch, UBS Securities LLC and Latin Securities S.A. Agente de Valores.

Argentine placement agents

Over-allotment option
We have granted to the international underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional Class B shares, which may (at the option of the international underwriters) be represented by ADSs, at the public offering prices set forth on the cover of this prospectus less the underwriting discounts and commissions. Any Class B shares, which may (at the option of the international underwriters) be represented by ADSs, issued or sold under the option will be issued and sold on the same terms and conditions as the other Class B shares. New shareholders and holders of ADSs will not have preemptive or accretion rights pursuant to the international underwriters’ over-allotment option.

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Shares outstanding after the global offering
Immediately after the global offering, we will have an aggregate of       Class B shares, including Class B shares which may (at the option of the international underwriters) be represented by ADSs, and an aggregate of            Class A shares, totaling an aggregate of            shares outstanding (assuming the placement of all Class B shares offered and no exercise of the underwriters’ over-allotment options). Each Class A share will entitle a holder to five votes per share. Class A shares are not being offered in the global offering. See “Description of Bylaws and Capital Stock.”

ADSs
Each ADS represents          Class B shares. The ADSs will be issued under a deposit agreement among us, a depositary to be selected, and the registered holders, indirect holders and beneficial owners from time to time of ADSs issued thereunder.

Use of proceeds
We estimate that the net proceeds that we will receive from the global offering will be U.S.$           million from our sale of Class B shares (or U.S.$           million if the international underwriters exercise in full their over-allotment option) in the global offering after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from the global offering for general corporate purposes, which may include investing in the expansion of our operations in Argentina (including through the development of our project pipeline and/or acquisitions). See “Use of Proceeds.”
We will not receive any proceeds from the sale of Class B shares, which may (at the option of the international underwriters) be represented by ADSs by the selling shareholders.

Listing	We have applied to list the ADSs on the NYSE under the symbol “GENN.” Further, we have applied to list and trade our Class B shares in Argentina on the BYMA under the symbol “ .”

Depositary	The securities will be deposited with a depositary to be selected.

Voting rights of ADSs
Holders of ADSs may instruct the depositary to vote the number of deposited Class B shares their ADSs represent. See “Description of the American Depositary Class B shares—Voting Rights.”
Each Class B share will have one vote. Class B shares may be voted as each holder thereof deems appropriate. Non-Argentine entities that directly own Class B shares may be required to register in Argentina in order to exercise their voting rights. Each Class A share will entitle a holder to five votes per share. Class A shares are not being offered in the global offering. See “Description of Bylaws and Capital Stock.”
For a description of certain agreements among our shareholders concerning the voting of our shares, see “Principal and Selling Shareholders.” References to our bylaws in this prospectus are to our bylaws as adopted upon the effectiveness of the global offering.

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Dividends
We have not paid any cash dividends in recent years and do not expect to pay any cash dividends on our Class B shares for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth. In addition, the terms of our existing indebtedness impose certain restrictions on our ability to pay dividends.
Under Argentine law, the declaration, payment and amount of dividends on common shares are subject to the approval of shareholders and certain other requirements. Subject to Argentine law, foreign exchange regulations and the terms of the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared on the Class B shares represented by such ADSs to the same extent as the holders of the Class B shares. Cash dividends will be paid in Argentine Pesos and will be converted by the ADS Depositary into U.S. Dollars at an exchange rate determined by it on the date of conversion and paid to the holders of ADSs, net of any dividend distribution fees, currency conversion expenses, taxes or governmental charges. See “Dividends and Dividend Policy,” “Description of our Bylaws and Capital Stock” and “Description of the American Depositary Class B shares.”

Taxation	For a discussion of certain U.S. and Argentine federal tax considerations relating to an investment in the ADSs or our common shares, see “Certain Tax Considerations.”

Lock-up agreement
We, the selling shareholders, our officers and directors and shareholders representing % of our outstanding capital stock have agreed that, for a period of 180 days from the date of this prospectus and subject to certain exceptions, we will not, without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc., Banco BTG Pactual S.A.- Cayman Branch, UBS Securities LLC and Latin Securities S.A. Agente de Valores as lock-up release agents, dispose of or hedge any of our common shares, ADSs, or any securities convertible into or exchangeable for our common shares or ADSs. Morgan Stanley & Co. LLC, BofA Securities, Inc., Banco BTG Pactual S.A.- Cayman Branch, UBS Securities LLC and Latin Securities S.A. Agente de Valores in their sole discretion, and as lock-up release agents, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. This agreement is subject to a number of customary exceptions. In addition to the lock-up agreement, BYMA Regulations require that all of the shareholders of the Company commit, for a period of 180 days, not to dispose of their shares. See “Underwriting.”

Risk factors
See “Risk Factors” beginning on page 38 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class B shares or the ADSs.

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Jurisdiction and arbitration
Pursuant to Section 46 of the Argentine Capital Markets Law, companies whose shares are listed on any authorized market (including the BYMA), are subject to the jurisdiction of the arbitration court of such authorized market for all matters concerning such companies’ relationship with shareholders and investors.
However, Section 46 of the Argentine Capital Markets Law also expressly provides that submission to arbitration is without prejudice to the rights of shareholders and investors to bring their claims before the ordinary judicial courts of Argentina.
For all matters relating to the deposit agreement and the ADSs, we will submit to the jurisdiction of the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan.

Mandatory tender offer in case of change of control
Upon becoming a public company in Argentina, we will be subject to the Argentine mandatory tender offer regime relating to change of control offers. These rules provide that any person who, individually or through a concerted action (as defined in Argentine Capital Markets Law), effectively acquires a controlling interest in a company whose shares are admitted to the public offering regime shall be required to make a tender offer at a fair price (“OPA”), determined in accordance with the Argentine Capital Markets Law and the CNV Rules.
For these purposes, an individual or entity shall be deemed to have acquired a controlling interest either: (a) if they directly or indirectly acquire a voting interest equal to or exceeding 50% of the company, excluding shares directly or indirectly held by the affected company from the calculation base; or (b) if they acquire a voting interest below 50% but exercise control as defined in Argentine Capital Markets Law.
The offer must be filed with the CNV as soon as possible and no later than one month after the effective acquisition of the controlling interest. The offer price will be the fair market value per share as determined by the offeror, in accordance with Article 88 of the Argentine Capital Markets Law.
See “Description of Bylaws and Capital Stock—Mandatory Tender Offer Regime.”

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SUMMARY FINANCIAL AND OTHER INFORMATION
The following tables set forth, for the years and as of the dates indicated, our summary financial and operating data. The financial information presented herein has been derived from our Audited Financial Statements as of and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto, each prepared in accordance with IFRS Accounting Standards as issued by the IASB, and included elsewhere in this prospectus.
The summary historical financial data should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our Audited Financial Statements, included elsewhere in this prospectus.
Consolidated Statements of Profit or Loss and Other Comprehensive (Loss) Income

	Year ended December 31,
	2025	2024	2023
	(U.S.$ in millions)
Revenues	361.3	311.1	285.4
Cost of sales	(140.9)	(114.5)	(95.6)
Gross profit	220.4	196.6	189.8
Selling expenses	(3.9)	(3.2)	(3.0)
Administrative expenses	(31.6)	(27.3)	(24.9)
Other (expenses) income, net	(17.2)	3.2	(3.7)
Impairment losses on financial assets	—	(5.2)	—
(Loss) income from joint ventures	(0.7)	(3.5)	2.1
Finance (expense) income, net
Finance income	6.5	15.2	24.1
Finance expense	(93.8)	(58.8)	(55.7)
Other finance income (expense), net	58.8	54.5	(45.7)
Profit before income tax	138.5	171.5	83.0
Income tax	(44.0)	(125.3)	(11.5)
Net profit for the year	94.5	46.2	71.5
Other comprehensive (loss) income Items that may subsequently be reclassified to profit or loss
Foreign exchange differences on translation of foreign operations	(1.2)	10.2	(8.7)
Total other comprehensive (loss) income	(1.2)	10.2	(8.7)
Total comprehensive income for the year	93.3	56.4	62.8

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Consolidated Statement of Financial Position

	As of December 31,
	2025	2024	2023
	(U.S.$ in millions)
Assets:
Current
Cash and cash equivalents	326.5	116.0	109.6
Investments in financial assets	77.6	94.7	38.3
Trade receivables	81.6	70.4	61.4
Other receivables	17.2	16.2	16.3
Inventories	4.6	3.6	2.3
Total current assets	507.5	300.9	227.9
Non-Current
Other receivables	38.6	53.6	34.0
Interests in joint ventures	27.7	28.4	53.3
Inventories	12.2	10.9	8.9
Property, plant and equipment	1,697.9	1,454.7	1,234.7
Intangible assets	6.9	10.6	14.3
Total non-current assets	1,783.3	1,558.2	1,345.2
Total assets	2,290.8	1,859.1	1,573.1
Liabilities:
Current
Trade payables	204.5	174.7	117.1
Financial debt	203.3	144.6	154.7
Salaries and social security payable	13.7	11.8	8.9
Taxes payable	2.1	2.7	1.9
Income tax payable	193.0	183.0	9.9
Other liabilities	8.1	9.9	17.4
Provisions	0.3	0.8	0.4
Total current liabilities	624.9	527.5	310.3
Non-Current
Financial debt	966.2	729.8	671.6
Other liabilities	8.5	6.7	4.2
Deferred income tax liability, net	168.3	165.5	213.8
Total non-current liabilities	1,143.0	902.0	889.6
Total liabilities	1,767.9	1,429.5	1,199.9
Shareholders’ equity
Capital stock	19.5	19.5	19.5
Share premium	276.0	276.0	276.0
Capital contributions	5.3	5.3	5.3
Legal reserve	1.2	1.2	1.2
Voluntary reserve	118.5	77.0	35.3
Accumulated other comprehensive income (loss)	5.6	6.9	(3.3)
Retained earnings	96.6	43.6	39.2
Total Shareholders’ equity	522.9	429.6	373.2
Total liabilities and shareholders’ equity	2,290.8	1,859.1	1,573.1

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Other Consolidated Financial Information

	Year ended December 31,
	2025	2024	2023
Gross Profit Margin(1)	61.0%	63.2%	66.5%
__________________
(1)Gross profit margin has been calculated by dividing gross profit by revenues for the year.
Non-IFRS Financial Information
Non-IFRS measures are not a presentation made in accordance with IFRS Accounting Standards. Non-IFRS measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results of operations as reported under IFRS Accounting Standards. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures.”
Consolidated Non-IFRS Measures

	As of and for the year ended December 31,
	2025	2024	2023
	(U.S.$ in millions, except percentages and ratios)
Adjusted EBITDA(1)	258.6	228.3	214.7
Adjusted EBITDA Margin(2)	71.6%	73.4%	75.3%
Adjusted EBITDA from Wind Renewable Sources(3)	212.8	193.9	187.7
Adjusted EBITDA from Solar Renewable Sources(3)	49.0	25.5	18.4
Adjusted EBITDA from Conventional Sources(3)	31.6	32.4	31.9
Adjusted EBITDA from Natural Gas Trading and Gas Transportation by Segment(3)	1.5	2.4	5.2
Adjusted Net Debt(4)	765.4	663.8	678.3
Adjusted Net Debt to Adjusted EBITDA Ratio(5)	2.96x	2.91x	3.16x
__________________
(1)Our Adjusted EBITDA has been calculated by excluding from our consolidated net profit (loss) for each year: (i) finance income; (ii) finance expenses; (iii) other finance (expense) income, net; (iv) income tax; (v) property, plant and equipment depreciation and intangible assets amortization; (vi) gain from sales of generation equipment; (vii) loss from derecognition of property, plant and equipment (resulting from fixed assets disposals and discontinued projects related to transmission interconnection capacity); (viii) insurance recovery; (ix) other non-recurring (expenses) gains; and (x) income (loss) from joint ventures (which includes our equity interest in the net results of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea).
(2)Adjusted EBITDA Margin has been calculated as Adjusted EBITDA divided by revenues for the year.
(3)Our Adjusted EBITDA by Segment has been calculated for each of our segments by excluding from such segment profit for each year: (i) property, plant and equipment depreciation and intangible assets amortization; (ii) gain from sales of generation equipment; (iii) loss from derecognition of property, plant and equipment (resulting from fixed assets disposals and discontinued projects related to transmission interconnection capacity); (iv) insurance recovery; (v) other non-recurring (expenses) gains; and (vi) income (loss) from joint ventures (which includes our equity interest in the net results of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea).
(4)We calculate our Adjusted Net Debt as the sum of total current and non-current financial debt net of cash and cash equivalents, and investments in financial assets (including government bonds and mutual funds) at the end of the year.
(5)Our Adjusted Net Debt to Adjusted EBITDA Ratio has been calculated by dividing our net debt at the end of the year by our Adjusted EBITDA for such year.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Reconciliations and Calculations of Consolidated Non-IFRS Measures
The table below shows a reconciliation of our net profit for the year to our Adjusted EBITDA:

	Year ended December 31,
	2025	2024	2023
	(U.S.$ in millions)
Net profit for the year	94.5	46.2	71.4
Finance income	(6.5)	(15.2)	(24.1)
Finance expense	93.8	58.8	55.7
Other finance (income) expense, net	(58.8)	(54.5)	45.7
Income tax	44.0	125.3	11.5
Property, plant and equipment depreciation and intangible assets amortization	80.8	68.9	57.9
Gain from sales of generation equipment	(1.6)	(20.8)	(1.7)
Loss from derecognition of property, plant and equipment	16.8	18.2	—
Insurance recovery	(5.1)	—	—
Other non-recurring (gains) expenses	—	(2.1)	0.4
Loss (income) from joint ventures	0.7	3.5	(2.1)
Adjusted EBITDA	258.6	228.3	214.7
The table below shows the calculation of our Adjusted EBITDA Margin:

	Year ended December 31,
	2025	2024	2023
	(U.S.$ in millions, except percentages)
Revenues	361.3	311.1	285.4
Adjusted EBITDA	258.6	228.3	214.7
Adjusted EBITDA Margin	71.6%	73.4%	75.3%
The table below shows the calculation of our Adjusted Net Debt:

	Year ended December 31,
	2025	2024	2023
	(U.S.$ in millions)
Current and non-current financial debt	1,169.5	874.5	826.3
Cash and cash equivalents	(326.5)	(116.0)	(109.6)
Investments in financial assets	(77.6)	(94.7)	(38.3)
Adjusted Net Debt	765.4	663.8	678.3

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
The table below shows the calculation of our Adjusted Net Debt to Adjusted EBITDA Ratio:

	Year ended December 31,
	2025	2024	2023
	(U.S.$ in millions, except ratios)
Adjusted EBITDA	258.6	228.3	214.7
Adjusted Net Debt	765.4	663.8	678.3
Adjusted Net debt to Adjusted EBITDA Ratio	2.96x	2.91x	3.16x
The table below shows our Adjusted EBITDA by segment and a reconciliation with our Adjusted EBITDA:

	Year ended December 31,
	2025	2024	2023
	(U.S.$ in millions)
Adjusted EBITDA from Wind Renewable Sources(1)	212.8	193.9	187.7
Adjusted EBITDA from Solar Renewable Sources(1)	49	25.5	18.4
Adjusted EBITDA from Conventional Sources(1)	31.6	32.4	31.9
Adjusted EBITDA from Natural Gas Trading and Gas Transportation(1)	1.5	2.4	5.2
Subtotal	294.9	254.2	243.2
Reconciling items:
Corporate and others(2)	(36.3)	(25.9)	(28.4)
Adjusted EBITDA	258.6	228.3	214.7
__________________
(1)Our Adjusted EBITDA by Segment has been calculated for each of our segments by excluding from such segment profit for each year: (i) property, plant and equipment depreciation and intangible assets amortization; (ii) gain from sales of generation equipment; (iii) loss from derecognition of property, plant and equipment (resulting from fixed assets disposals and discontinued projects related to transmission interconnection capacity); (iv) insurance recovery; (v) other non-recurring (expenses) gains; and (vi) income (loss) from joint ventures (which includes our equity interest in the net results of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea).
(2)Corporate and others is not considered a business segment by the Company, as it mainly includes selling and administrative expenses.
The following tables reconciles our segment profit (loss) with the Adjusted EBITDA from each segment:
Electric Power Generation from Wind Renewable Sources (“Wind”)

	Year ended December 31,
	2025	2024	2023
	(U.S.$ in millions)
Segment profit(1)	166.7	137.3	152.2
Property, plant and equipment depreciation and intangible assets amortization	47.1	44.3	37.6
Loss from derecognition of property, plant and equipment	—	8.4	—
Insurance recovery	(1.7)	—	—
Other non-recurring expenses	—	0.3	—
Loss (income) from joint ventures	0.7	3.5	(2.1)
Adjusted EBITDA from the Wind segment	212.8	193.9	187.7
__________________
(1)Corresponds to our most comparable measure under IFRS Accounting Standards. See note 12 to our Audited Financial Statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Electric Power Generation from Solar Renewable Sources (“Solar”)

	Year ended December 31,
	2025	2024	2023
	(U.S.$ in millions)
Segment profit(1)	22.1	9.5	13.8
Property, plant and equipment depreciation and intangible assets amortization	13.4	6.3	4.6
Loss from derecognition of property, plant and equipment	16.8	9.6	—
Insurance recovery	(3.4)	—	—
Adjusted EBITDA from the Solar segment	49.0	25.5	18.4
__________________
(1)Corresponds to our most comparable measure under IFRS Accounting Standards. See note 12 to our Audited Financial Statements.
Electric Power Generation from Conventional Sources (“Conventional”)

	Year ended December 31,
	2025	2024	2023
	(U.S.$ in millions)
Segment profit (1)	15.2	38.3	19.6
Property, plant and equipment depreciation and intangible assets amortization	18.1	16.2	14.0
Loss from derecognition of property, plant and equipment	—	0.2	—
Gain from sales of generation equipment	(1.6)	(20.8)	(1.7)
Other non-recurring (gains)	—	(1.4)	—
Adjusted EBITDA from the Conventional segment	31.6	32.4	31.9
__________________
(1)Corresponds to our most comparable measure under IFRS Accounting Standards. See note 12 to our Audited Financial Statements.
Natural Gas Trading and Gas Transportation (“Gas”)

	Year ended December 31,
	2025	2024	2023
	(U.S.$ in millions)
Segment profit (1)	1.5	2.4	4.4
Property, plant and equipment depreciation and intangible assets amortization	—	—	0.7
Adjusted EBITDA from the Gas segment	1.5	2.4	5.2
__________________
(1)Corresponds to our most comparable measure under IFRS Accounting Standards. See note 12 to our Audited Financial Statements.
Non-IFRS Measures Including Joint Ventures

	As of and for the year ended December 31,
	2025	2024	2023
	(U.S.$ in millions)
Adjusted EBITDA from Joint Ventures(1)	16.3	17.1	17.1
Adjusted EBITDA with Joint Ventures(2)	274.9	245.3	231.8
__________________
(1)Our Adjusted EBITDA from Joint Ventures has been calculated by excluding from our consolidated income (loss) income from joint ventures for the year: (i) property, plant and equipment depreciation; (ii) finance income (expense), net; (iii) income tax; (iv) non-recurring

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(expenses) gains; and (v) impairment losses on property, plant and equipment, in each case at our respective equity interest in those joint ventures. Our Adjusted EBITDA from Joint Ventures is 100% related to wind segment.
(2)Our Adjusted EBITDA with Joint Ventures has been calculated as the sum of our Adjusted EBITDA (which excludes income (loss) from our joint ventures) plus the Adjusted EBITDA from Joint Ventures for the year.
Reconciliations and Calculations of Non-IFRS Measures including Joint Ventures
Reconciliation of Adjusted EBITDA from Joint Ventures
The tables below present a reconciliation of our income (loss) from joint ventures for the year to the Adjusted EBITDA from Joint Ventures (reconciling items calculated at our respective equity interest):

	Year ended December 31,
	2025	2024	2023
	(in millions of U.S.$)
(Loss) Income from joint ventures	(0.7)	(3.5)	2.1
Property, plant and equipment depreciation	4.6	4.6	4.6
Impairment of property, plant and equipment	—	—	—
Finance income (expense), net	6.2	7.3	9.5
Income tax	6.2	8.7	0.9
Adjusted EBITDA from Joint Ventures	16.3	17.1	17.1
For summarized financial information about our joint ventures (i) Vientos de Necochea, which it is the owner of the Necochea wind farm and in which we hold a 50% equity interest, (ii) Vientos Patagónicos, which is the owner of the Chubut Norte III wind farm and in which we hold a 51% equity interest, and (iii) Vientos Sudamericanos, which is the owner of the Chubut Norte IV wind farm and in which we hold a 51% equity interest, see note 5.b.2 to our Audited Financial Statements for the year ended December 31, 2025 and 2024.
Calculation of Adjusted EBITDA with Joint Ventures
The table below shows a calculation of our Adjusted EBITDA with Joint Ventures:

	Year ended December 31,
	2025	2024	2023
	(U.S.$ in millions)
Adjusted EBITDA	258.6	228.3	214.7
Adjusted EBITDA from Joint Ventures	16.3	17.1	17.1
Adjusted EBITDA with Joint Ventures	274.9	245.3	231.8
Operating Data
The following table presents certain of our operating data for the years indicated.

	Year ended December 31,
	2025	2024	2023
Availability Factor (%)(1)
Thermal Power Plant	81.6%	86.5%	92.3%
Bragado II and III	93.2%	97.7%	98.8%
Cruz Alta	76.0%	81.0%	89.1%
Wind Farms	95.2%	94.1%	95.1%
Rawson I and II	97.3%	97.8%	97.9%

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	Year ended December 31,
	2025	2024	2023
Rawson III	93.9%	96.1%	96.2%
Trelew	87.1%	65.7%	81.2%
Madryn I	93.8%	97.3%	96.6%
Madryn II	96.2%	96.3%	96.6%
Villalonga I	94.8%	92.4%	92.9%
Villalonga II	97.3%	90.9%	96.4%
Chubut Norte I	94.7%	95.9%	98.4%
Pomona I	96.1%	94.6%	95.7%
Pomona II	93.8%	90.8%	94.8%
Necochea	97.4%	94.9%	96.9%
Chubut Norte II	95.8%	98.0%	98.5%
Chubut Norte III	95.7%	97.2%	93.3%
Chubut Norte IV	91.0%	97.5%	95.2%
La Elbita	97.5%	—	—
Solar Farms	69.6%	72.8%	77.6%
Ullum I	77.3%	79.9%	77.4%
Ullum II	78.5%	82.3%	82.4%
Ullum III	80.5%	81.5%	80.5%
Sierras de Ullum	61.8%	79.4%	74.3%
Tocota III	56.1%	52.7%	—
Malargüe I	74.5%	—	—
Anchoris	71.0%	—	—
San Rafael	—	—	—

Energy Sales (GWh)
Thermal Power Plant	154.6	241.7	347.1
Bragado II and III	93.3	136.5	274.4
Cruz Alta	61.4	105.2	72.7
Wind Farms	3,924.0	3,386.7	3,139.6
Rawson I and II	285.0	268.9	279.4
Rawson III	104.7	103.7	102.9
Trelew	188.6	127.2	154.4
Madryn I	303.0	303.9	307.0
Madryn II	649.9	633.2	639.2
Villalonga I	233.1	221.3	224.8
Villalonga II	15.6	14.3	15.4
Chubut Norte I	127.1	126.1	131.4
Pomona I	395.8	377.2	392.8
Pomona II	48.4	45.6	49.4
Necochea	151.5	151.7	155.0
Chubut Norte II	97.9	89.4	85.0
Chubut Norte III	255.2	241.4	219.5
Chubut Norte IV	377.6	393.2	383.6

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

	Year ended December 31,
	2025	2024	2023
La Elbita	690.6	289.6	—
Solar Farms	939.6	488.5	351.4
Ullum I	58.0	62.5	61.2
Ullum II	58.6	62.6	63.1
Ullum III	74.9	79.3	79.6
Sierras de Ullum	146.1	186.3	147.5
Tocota III	110.1	97.8	—
Malargue	231.1	—	—
Anchoris	249.6	—	—
San Rafael	11.2	—	—
Total energy sales	5,018.2	4,116.9	3,838.1
__________________
(1)For the COD of our plants, see “Business Overview—Our Business Model and Value Proposition” and “Business Overview—Our Portfolio Assets.”

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
RISK FACTORS
An investment in our Class B shares or ADSs involves significant risks. Before you decide to invest in our Class B shares or ADSs, you should carefully consider all of the information set forth in this prospectus, including the risks described below. Note that an investment in the securities of issuers whose operations are located in emerging market countries such as Argentina involves a higher degree of risk than an investment in the securities of issuers whose operations are located in the United States or other more developed countries. In the event that any of these risks occurs, our business, financial condition, results of operations, cash flows and prospects may be materially adversely affected and, as a result, the value of our Class B shares and the ADSs may decline and you may lose all or part of your investment. We currently believe that the risks described below are those that may adversely affect us. Additional risks and uncertainties not currently known to us, or that we currently believe to be immaterial, may have a material adverse effect on us in the future.
When determining whether to invest, you should also refer to the other information contained in this prospectus, including our Audited Financial Statements, together with the notes thereto. You should also carefully review the cautionary statements referred to under “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.
For the purposes of this section, the indication that a risk, uncertainty or problem may or will have an “adverse effect on us” or will “adversely affect us” means that the risk, uncertainty or problem could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the liquidity or trading price of our Class B shares, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this “Risk Factors” section as having a similar meaning.
Risks Relating to Argentina
Investing in an emerging economy such as Argentina entails certain inherent risks.
Argentina is an emerging economy and investing in such markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic results. In the past, instability in Argentina has been caused by many different factors, including the following:
•adverse external economic events or factors;
•high public expenditure and fiscal deficits;
•inconsistent fiscal and monetary policies;
•lack of independence of the Central Bank;
•strong dependence on external financing;
•changes in governmental economic or tax policies;
•monetary financing of the fiscal deficit;
•high inflation levels;
•abrupt changes in currency values;
•high interest rates;
•government intervention in the private sector, such as wage increases, prohibition of dismissals, increase in mandatory severance payments and price controls;
•extraordinary climatic events;
•exchange and capital controls;

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•Argentine Peso devaluation;
•political and social tensions;
•lack of consensus;
•heightened uncertainty during election periods;
•lack of legal certainty;
•institutional weakness and high levels of corruption;
•fluctuations in Central Bank reserves;
•global geopolitical conflict, including the war between Ukraine and Russia, the war in Iran, the conflict in Venezuela, and the conflict in the Middle East;
•restrictions on exports and imports; and
•other external shocks to which developing economies are more vulnerable, such as public health crisis (including pandemics) and actions of foreign governments, which may adversely affect the ongoing growth of Argentina’s economy.
Any of the above factors, either individually or taken together, could have adverse consequences on the Argentine economy as well as on our business, results of operations and financial condition.
Political and economic instability in Argentina may have an adverse effect on the Argentine economy and our business, results of operations and financial condition.
Our business and financial results depend to a significant degree on macroeconomic, political, regulatory and social conditions prevailing in Argentina. We are a corporation organized under the laws of Argentina and substantially all of our operations, assets and revenues are located in or derived from Argentina. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the Argentine Peso and foreign currencies. You should make your own assessment about Argentina and prevailing conditions in the country before making an investment decision.
The Argentine economy has experienced significant volatility in recent decades, including numerous periods of low or negative GDP growth and high and variable inflation levels and devaluation of its currency. In addition, the Argentine economy is also vulnerable to adverse developments affecting its principal trading partners. Argentina’s economic conditions are dependent on a number of factors over which we have no control. We cannot assure you that the Argentine economy will not suffer another recession. If economic or monetary conditions in Argentina were to deteriorate, if inflation were to accelerate further, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial condition and results of operations.
Argentine economic conditions are dependent on a variety of factors, including the international demand and prices for Argentina’s commodity exports; competitiveness and efficiency of domestic industries and services; stability and competitiveness of Argentine Pesos against foreign currencies; high inflation levels, government intervention, such as wage and price controls; foreign and domestic investment and financing; the level of foreign exchange reserves in the Central Bank which may cause changes in currency values and exchange and capital control regulations (including to import equipment, service our cross border indebtedness and other necessities relevant for operations); high level of sovereign indebtedness; high interest rates; adverse external economic shocks; changes in economic or fiscal policies implemented by the Argentine government; labor disputes and work stoppages; the level of expenditure by the Argentine government and the ability to reach and sustain fiscal balance; the level of unemployment; political instability, and social tensions.

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On June 24, 2021, the Republic of Argentina was reclassified as MSCI Standalone Market (independent) by Morgan Stanley Capital International (“MSCI”), thus ceasing to be part of the emerging market category, in which it had been classified by MSCI in 2018 and effectively incorporated in 2019. The reclassification as a Standalone Market puts the Argentine market within a small group (which also includes Jamaica, Panama, Trinidad and Tobago, Bosnia, Malta, Zimbabwe, Lebanon and Palestine), as MSCI has established that the exchange controls in place in Argentina as of September 1, 2019 are not in line with the accessibility criteria for the MSCI Emerging Markets Index and MSCI Frontier Markets Index. Furthermore, on June 24, 2025, MSCI kept Argentina’s classification as a Standalone Market.
Government policies and regulation which at times have been implemented through informal or de facto measures and have been subject to radical shifts that have had a significant impact on the Argentine economy in the past have included, among others: (i) monetary policy, including exchange controls, capital controls, high interest rates and a variety of measures to curb inflation; (ii) restrictions on exports and imports; (iii) price controls; (iv) mandatory wage increases or prohibition of dismissals; (v) taxation; and (vi) government intervention in the private sector.
In addition, it is uncertain whether the Argentine government will be able to achieve a sustainable economic growth as well as the stabilization of the economy, in particular in connection with the exchange rate, the inflation levels, Central Bank reserves, public debt, fiscal pressure, and the levels of trade and fiscal deficit. If the Argentine government is not able to achieve sustainable economic growth and stabilize the economy, our business, financial condition and results of operations may be adversely affected.
Furthermore, in the event of any economic, social or political crisis, the Argentine government’s ability to obtain additional international or multilateral private financing or direct foreign investment may also be limited, which could have an adverse effect on our business, financial condition or results of operations.
Argentina’s political and economic instability has had, and is expected to continue to have, a substantial impact on us. We cannot assure you that the Argentine government will not adopt measures in the future that may adversely affect the Argentine economy or our business, financial position or results of operations. We cannot assure that future economic, regulatory and social developments will not adversely affect our business, financial condition or results of operations.
Exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit, which may adversely affect the Argentine economy and, as a result, our financial condition and results of operations.
In the past, the Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access the Foreign Exchange Market (as defined below). Those measures have included, among others: (i) restricting access to the Foreign Exchange Market for the purchase or transfer of foreign currency abroad, including the payment of dividends; (ii) restricting the acquisition of foreign currency to be held as cash; (iii) requiring exporters to repatriate and settle in Argentine Pesos, in the Foreign Exchange Market, all the proceeds of their exports of goods and services; (iv) limiting the transfer of securities into and from Argentina; (v) implementing taxes and tax advance payments on certain transactions involving the acquisition of foreign currency; and (vi) restricting access (including in connection with the term for making such payments) to the Foreign Exchange Market to pay for imports of goods and services and for the payment of financial debt. In the past, the BCRA established certain additional restrictions such as establishing mandatory refinancing on U.S. Dollar-denominated debt, as an additional condition to access the Foreign Exchange Market for the repayment of such debt. Furthermore, as a consequence of the foreign exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain blue chip swap operations commonly carried out in the capital market (U.S. Dollar “MEP” or contado con liquidación). Although the differential has been relatively limited in recent periods, the value of these operations has, in the past, exceeded the official exchange rate by more than 100%.
Given the unpredictable nature of political and economic events, it is not feasible to ensure that stricter exchange controls and transfer restrictions than those currently in effect will not be imposed. In the event of a period

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
of crisis and political, economic, and social instability in Argentina, resulting in a significant economic contraction, there is a possibility of radical changes to the current government’s economic, exchange, and financial policies. These changes may be implemented with the aim of preserving the balance of payments, BCRA foreign exchange reserves, preventing capital flight, or a significant depreciation of the Argentine Peso. The implementation by the Argentine government of further exchange controls and restrictions and/or taking other measures in response to capital outflows or the devaluation of the Peso could weaken public finances. Such a weakening of public finances could have an adverse effect on Argentina’s economy and on our business, results of operations, financial condition and our capacity to make payments in foreign currency.
In April 2025, Argentina implemented a partial liberalization of exchange controls. Among other measures, the Argentine government (i) introduced a new exchange rate regime, under which the BCRA allows the Peso to fluctuate within a moving band of Ps.1,000 to Ps.1,400 per U.S.$1.00, with the upper band increasing by 1% and the lower band decreasing by 1% on a monthly basis (which the BCRA later announced will, from January 1, 2026, be adjusted according to monthly inflation rates instead of at a fixed 1% rate), subject to limited interventions; (ii) lifted certain restrictions on access to the Foreign Exchange Market, including those applicable to the payment of dividends (for earnings generated as from the fiscal year starting January 2025) to foreign shareholders; (iii) eliminated or substantially reduced most restrictions on foreign currency access for individuals; and (iv) eliminated or eased certain restrictions on accessing the Foreign Exchange Market for the payment of goods and services. While these measures aim to restore economic stability, reduce inflation and improve investor confidence, several restrictions remain in place, including limits and taxes on many U.S. Dollar purchases, repatriation requirements for foreign-currency profits earned abroad by Argentine residents and restrictions on transferring profits or dividends abroad.
Despite these measures implemented by the Milei administration, no detailed plan or timing for the full cessation or lifting of foreign exchange controls has been disclosed. Consequently, there is no certainty as to how long the current measures will be in force or if additional restrictions will be imposed. The Argentine government could maintain or impose new exchange controls, and take other measures in response to capital flight or a significant depreciation of the Peso, which could in turn limit access to the international capital markets and affect the Argentine economy. In addition, the evolving exchange control restrictions and measures may result in BCRA’s information requests, enforcement actions and penalties due to diverging interpretations of foreign exchange regulations.
In the event of a period of economic recession, or political, economic or social instability in Argentina, resulting in a significant economic contraction, the Argentine government may fundamentally change its economic, exchange and financial policies. Existing or future exchange controls could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy, which, in turn, could adversely affect our business, results of operations and financial condition.
Fluctuations in the value of the Peso could adversely affect the Argentine economy, and our financial condition and results of operations.
The continued devaluation of the Argentine Peso during the past years has had a negative impact on the economy and has also led to an increase in inflation, which in turn has a direct impact on real wages. In addition, our results of operations are exposed to currency fluctuations and any devaluation of the Argentine Peso against the U.S. Dollar and other hard currencies may adversely affect our business and results of operations. The main effects of the fluctuations in the value of the Argentine Peso on our net profit are related to (i) some of our operating costs are denominated in Argentine Pesos; (ii) Cruz Alta’s revenues under Base Energy Remuneration Framework are denominated in Argentine Pesos; (iii) deferred income tax related mainly to property, plant and equipment, which generate additional tax expense upon Peso devaluation; (iv) current income tax expense denominated in Argentine Pesos, which increases our tax burden in U.S. Dollar terms following Peso devaluation; (v) increased depreciation and amortization resulting from the remeasurement in Argentine Pesos of our fixed and intangible assets; and (vi) exchange rate differences as a result of our exposure to the Peso, which we expect would have a positive effect as our functional currency is the U.S. Dollar. In addition, the majority of our debt is denominated in currencies other than the Peso; consequently, a devaluation of the Peso against such currencies will increase the amount of Argentine Pesos we need to comply with the terms of our debt.

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Accordingly, we are exposed to risks associated with fluctuations in the value of the Argentine Peso against the U.S. Dollar, considering that since January 2002, the value of the Argentine Peso has fluctuated significantly. The devaluation of the Argentine Peso may have an adverse impact on the ability of certain Argentine companies to service their foreign currency indebtedness and generate inflation, substantially reduce wages in real terms and jeopardize the stability of businesses, such as ours, whose success depends on domestic market demand and adversely affect the ability of the Argentine government to service its foreign debt obligations. The Argentine Peso has been undergoing continuous depreciation, which has been accentuated in recent years. In particular, the Argentine Peso suffered a devaluation of 78%, 21.5% and 28.9% in 2023, 2024 and 2025, respectively.
As of March 12, 2026, the official selling exchange rate for the U.S. Dollar published by the Central Bank under Communication “A” 3500 was Ps.1,399.67 per U.S.$1.00.
Due to the increased volatility of the Peso, since 2018 and up to the present, the Argentine government and the BCRA have implemented certain measures that control and restrict the ability of companies and individuals to access the Foreign Exchange Market to purchase foreign currency and transfer it abroad. Such measures include restricting access to the Foreign Exchange Market for the acquisition by legal entities of any foreign currency; requiring exporters to repatriate and settle in Pesos export proceeds, among others, in the Foreign Exchange Market; limitations on the transfer of securities into and out of Argentina; and the implementation of taxes on certain transactions involving the acquisition of foreign currency, among others.
Consequently, we cannot predict the extent to which the value of the Argentine Peso may depreciate and how such fluctuations may affect demand for electricity. In addition, we cannot assure you that the Argentine government will not make further regulatory changes that would prevent or limit us from offsetting the risk arising from our exposure to other currencies and, if so, the impact these changes will have on our financial condition and results of operations. We cannot assure you that the BCRA or other governmental agencies will not increase or relax controls or restrictions, make modifications to these regulations, impose new mandatory refinancing plans relating to indebtedness payable in currencies other than the Argentine Peso (as has been the case in the recent past), establish more severe foreign exchange restrictions, or maintain the current exchange regime or create multiple exchange rates for different types of transactions, materially change the applicable exchange rate at which we purchase foreign currency to service our outstanding non-Peso denominated liabilities, all of which could affect our ability to meet our financial obligations as they mature, raise capital, refinance our debt as they mature, obtain financing and/or execute our investment plans. As a result, these foreign exchange controls and restrictions could materially and adversely affect our business, financial condition and results of operations.
In an effort to address the fiscal deficit, the Milei administration implemented a currency adjustment that led to a nearly 55% devaluation of the Argentine Peso against the U.S. Dollar in December 2023. The monthly devaluation of the Argentine Peso against the U.S. Dollar has been more stable since this currency adjustment. The stability of the Argentine Peso following the foreign exchange rate adjustment and the easing of capital controls has triggered a sharp decline in inflation and interest rates. This has boosted confidence and lead to credit growth in both Argentine Pesos and U.S. Dollars. However, any further material devaluations of the Argentine Peso could adversely affect the Argentine economy, which in turn may adversely affect our business, results of operations and financial condition. Moreover, a devaluation of the Argentine Peso may result in a decline in the value of our Class B shares and the ADSs.
On the other hand, a substantial increase in the value of the Argentine Peso against the U.S. Dollar could also present risks for the Argentine economy by negatively impacting the financial condition of companies whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities. In addition, in the short term a significant real appreciation of the Argentine Peso could adversely affect the competitiveness of Argentine exports and export-oriented businesses, increasing the current account deficit. This could have a negative effect on economic growth and employment and reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current reliance on taxes on exports, all of which would adversely affect our business, results of operations and financial condition.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Continuing inflation has had and may continue to have an adverse effect on the Argentine economy, and consequentially on our business, results of operations and financial condition.
High inflation rates currently significantly weaken the Argentine economy and the government’s ability to promote conditions that would allow for stable growth. In recent years, Argentina has faced inflationary pressures, evidenced by significantly higher prices of goods and services. For 2023, 2024 and 2025, the CPI of Argentina was 211.4%, 117.8% and 31.5%, respectively. In addition, for those years, the WPI was 276.4%, 67.1% and 26.2%, respectively. For January 2026, the CPI was 2.9% and the WPI was 1.7%. For February 2026, the CPI was 2.9%.
Persistently high inflation levels can further negatively affect Argentina’s international competitiveness, real wages, employment rates, consumption rate and interest rates. The high level of uncertainty regarding such economic variables, and the general lack of stability in terms of inflation, could lead to reduced contract terms and affect the capability to plan ahead and make economic decisions. As noted above, this situation may have a negative impact on economic activity, which could materially and adversely affect our business, results of operations and financial condition.
While substantially all of our revenues are linked to U.S. Dollars, a portion of our costs are denominated in Argentine Pesos. As a result, if the rate of inflation exceeds the devaluation of the Peso, our costs will increase as measured in U.S. Dollars. Any such increase may negatively affect our results of operations as measured and reported in U.S. Dollars, which in turn may have an adverse effect on the market value of our Class B shares and the ADSs.
The political uncertainty surrounding the Argentine government’s policies could affect Argentina’s macroeconomic, political, regulatory or social conditions.
On November 19, 2023, Javier Milei was elected president of Argentina representing the political party “La Libertad Avanza,” which took office on December 10, 2023, defeating his opponent in a runoff with 55.7% of the votes. While the current presidential administration of Milei has announced an intention to reduce direct government interventions in the Argentine economy, the Milei administration has announced a range of economic and policy reforms since assuming office on December 10, 2023.
The Milei administration faces significant macroeconomic challenges, such as reducing the inflation rate, achieving commercial and fiscal surpluses, accumulating reserves, supporting the Peso, eliminating exchange controls, refinancing debt owed to creditors, and improving the competitiveness of the Argentine economy. Since the Milei administration took office, a large number of measures aimed at deregulating the Argentine economy and limiting government intervention in the private sector have been implemented, including the suspension of public work tenders and reduction in energy and transport subsidies, and it is expected that further measures will be adopted in the future. However, several of these measures are being challenged in Congress and have been submitted to judicial proceedings.
The Argentine executive branch has enacted Decree No. 70/2023, which contemplates several measures to reduce the size of the public administration and public expenses and to deregulate the economy. In addition, on December 27, 2023, the Argentine executive branch submitted to Congress a draft bill entitled “Bases Law and Starting Points for the Freedom of Argentines,” which was ultimately approved by Congress on June 28, 2024, as the Bases Law. The Bases Law declared a public emergency in administrative, economic, financial, and energy matters for a period of one year, and delegated a series of legislative powers to the Argentine executive (such delegation of legislative powers to the executive branch was granted for a fixed term and expired in July 2025, after which the executive branch is no longer able to enact legislative measures under this framework). The Bases Law also establishes a series of legal, institutional and tax reforms affecting various sectors of the economy, amends the Law No. 17,319 on Hydrocarbons and the Law No. 26,741 on Fiscal Oil Fields (Yacimientos Petrolíferos Fiscales) and establishes measures to comply with greenhouse gas emission targets. For further information about the regulatory framework applicable to us, see “Regulatory Overview.”
Furthermore, on June 28, 2024, the Lower House of the Argentine Congress definitively approved the Fiscal Reform, managing to reincorporate the chapter on income tax and personal assets, which had been rejected by the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Senate. The Fiscal Reform was promulgated and published in the Argentine Official Gazette (Boletín Oficial de la República Argentina) on July 8, 2024, effective as of that date.
The regulatory environment in Argentina is subject to frequent change. The Argentine Congress has undertaken measures to review and, in certain cases, overturn decrees issued by the Argentine executive branch. In a session held on September 4, 2025, the Argentine Senate approved a bill intended to restrict the Argentine executive branch’s authority to issue Decrees of Necessity and Urgency (“DNU”), thereby increasing legislative oversight of future policymaking. The bill was later amended by the Lower House of the Argentine Congress in October 2025. As a result, the amended bill was returned to the Senate, where it has not yet been voted. In addition, the Argentine Congress has reinstated certain regulations that were previously vetoed by the executive branch. This interaction between the legislative and executive branches may result in further changes to the regulatory framework, which could adversely affect our business, operations, financial condition and results of operations.
We cannot predict the impact that these measures, and any future measures that may be adopted by the Argentine government, will have on the Argentine economy in general and on the energy sector in particular. Political uncertainty in Argentina regarding the policies adopted and that may be adopted in the future by the government could lead to further volatility in the market prices of the securities of Argentine issuers and could have a material adverse effect on the economy, which in turn could adversely affect our business, financial condition and results of operations.
On September 7, 2025, provincial mid-term legislative elections were held in the Province of Buenos Aires. The political party Fuerza Patria obtained 47.3% of the votes, whilst President Milei’s party, La Libertad Avanza, received 33.7% of the votes. Following the election, the international and domestic capital markets responded negatively, resulting in increased volatility in Argentine assets and a decline in equity and bond prices. These results underscore the sensitivity of investor sentiment to political developments in Argentina and may adversely affect our ability to access financing (including through international capital markets) or the terms on which such access is available to us.
On October 26, 2025, national mid-term legislative elections were held across Argentina to renew half of the seats in the Lower House of the Argentine Congress and one third of the seats in the Senate. President Milei’s party, La Libertad Avanza, obtained approximately 40.7% of the votes for the Lower House and approximately 42.0% for the Senate, while the main opposition coalition, Fuerza Patria, obtained approximately 31.7% of the votes for the Lower House and approximately 28.4% for the Senate. Even with the new composition of the Argentine Congress, the Argentine executive branch still requires consensus to implement its agenda, including its ability to push forward the deregulation measures foreseen in the Bases Law.
While financial markets seem to have reacted positively to the results of the election, there can be no assurance that these conditions will be sustained over time. We cannot predict the impact that the results of legislative elections and the new composition of the Argentine Congress will have on the Argentine economy, or the implementation of new government policies could have on our business, financial condition and results or operations.Political or social opposition to the government’s reform measures, adverse external developments or delays in the implementation of structural policies could reverse these trends and generate volatility in Argentine financial markets, adversely affecting access to international financing, the value of the Argentine Peso and the overall stability of the Argentine economy, which may adversely affect our business, financial condition, and results of operations, or affect the market value of our Class B shares and the ADSs.
Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to foster economic growth.
Over the past several years, Argentina has experienced repeated financial distress, which has led to a number of debt defaults, debt restructurings and an increase in public debt. The Argentine government has faced difficulties in the payment of its sovereign debt in the past. As a result, the Argentine government may not have access to international financing, or its access may be costly, which would limit its ability to make investments and foster economic growth.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Additionally, Argentine companies may also have difficulty accessing international financing, at reasonable costs or at all.
On January 28, 2022, the Argentine government reached an agreement with the IMF, approved by Law No.27,668, to renegotiate the principal maturities of approximately U.S.$44 billion disbursed between 2018 and 2019 under a Stand-By Agreement, originally scheduled for 2021, 2022, and 2023. On March 25, 2022, the IMF approved a 30-month Extended Fund Facility for Argentina, also totaling U.S.$44 billion, with quarterly reviews to ensure compliance with set targets. Subsequent reviews led to several disbursements, including U.S.$3.9 billion in October 2022, U.S.$6 billion in December 2022, and U.S.$7.5 billion in August 2023, among others. Due to unprecedented drought and policy deviations, key program objectives were missed, prompting new measures in July 2023 to strengthen reserves and fiscal order. The seventh review in February 2024 authorized a U.S.$4.7 billion disbursement, and the latest review in June 2024 approved U.S.$790 million, covering payments until July 2024.
On March 11, 2025, the Argentine executive branch published Decree No. 179/2025, which approved a new Extended Fund Facility (“EFF”) to be entered into with the IMF for a 10-year term. The funds under this program will be primarily used to refinance liabilities, including treasury notes and outstanding debt obligations with the IMF. On March 19, 2025, the Lower House of the Argentine Congress approved Decree 179/25, thereby affirming its validity and eliminating the risk of revocation.
On April 8, 2025, the IMF announced that it had reached a staff-level agreement with the Argentine authorities for a new EFF arrangement for a total amount of approximately U.S.$20 billion. On April 11, 2025, the IMF Executive Board approved the program, also approving an immediate initial disbursement of U.S.$12 billion and an additional disbursement of U.S.$2 billion scheduled for June 2025, which was made effective on August 1, 2025. The agreement will mature in 10 years (with a grace period of four and a half years).
Between 2023 and 2025, Argentina secured several significant loans and financial agreements, including the renewal of a currency swap with China for CNY 130 billion, equivalent to approximately U.S.$18.2 billion at the exchange rate published by the BCRA, a U.S.$10 billion support package from the Inter-American Development Bank (“IDB”), and multi-year financial assistance authorized by the World Bank totaling U.S.$12 billion, with U.S.$1.5 billion available immediately. Additionally, the BCRA entered a U.S.$2 billion repurchase agreement with international private banks to bolster foreign currency reserves. In September 2025, the Argentine government and the U.S. Treasury announced a framework for a bilateral currency swap line of up to approximately U.S.$20 billion, under which Argentina’s Central Bank may draw U.S. Dollars in exchange for Argentine Pesos.
While these restructuring and refinancing processes have been successful, it cannot be guaranteed that Argentina will be able to meet its commitments to its creditors. International markets remain cautious with regards to Argentina’s debt sustainability and, as a result, country risk indicators remain high. There can be no assurance that Argentina’s credit ratings would remain in place or otherwise be downgraded, suspended or cancelled. Any downgrade, suspension or cancellation of Argentina’s sovereign debt rating may have an adverse effect on the Argentine economy and our business.
Additionally, the international context as of the date of this prospectus, such as high international interest rates, the price of Argentine bonds, tighter global liquidity, and risk aversion—such as those driven by monetary tightening in the United States, geopolitical tensions and fluctuations in commodity prices, among other factors, create an uncertain scenario regarding Argentina’s ability to obtain the necessary foreign exchange to rebuild its reserves and meet its obligations to creditors. If the Argentine government fails to meet the agreed economic and fiscal commitments with the IMF, Argentina could face a default on its debt with the organization, and, consequently, its financial and economic situation could be adversely affected.
Without renewed access to the financial markets, the Argentine government may not have the financial resources to drive growth. In addition, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and growth, including the financing of capital expenditures, which would adversely affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome or impact of any future restructuring of Argentine sovereign debt.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
A decline in international reserves held by the Central Bank of Argentina could adversely affect the Argentine economy and, as a result, our financial condition and operational results.
The amount of international reserves available to the Central Bank is a crucial issue, as it ensures the normal functioning of the local economy and enables it to handle a crisis or market upheavals. The Central Bank’s international reserves totaled U.S.$41,167 million as of December 31, 2025.
Increased volatility or depreciation of the Peso, the implementation of a “free currency competition” framework or dollarization of the Argentine economy, as proposed by President Milei during his campaign, or a reduction in the Central Bank’s reserves, could negatively impact the Argentine economy, which in turn could adversely affect our financial conditions and operational results.
Argentina’s economy is vulnerable to international commodity prices.
Argentina’s economy has historically been centered on the production and export of certain commodities. High commodity prices have contributed significantly to the increase in Argentine exports since 2002, as well as to government revenues from export taxes. However, this dependence on the export of certain commodities, such as soybeans, has made the Argentine economy more vulnerable to fluctuations in their prices.
Given its reliance on these agricultural commodities, Argentina is also vulnerable to weather events, such as the droughts which occurred in Argentina in 2018 and 2023, which may negatively affect the production of agricultural products, reducing fiscal revenues and the inflow of U.S. Dollars. Inflationary pressures, geopolitical conflicts such as the war between Russia and Ukraine, the war in Iran, the conflict in Venezuela and the conflict in the Middle East, supply chain disruptions, among other circumstances, can affect the price of commodities such as soybeans, wheat, and corn, as well as the price of oil and energy.
If international commodity prices continue to decline or any future weather factors occur that may have an adverse effect on productive activities in Argentina, the Argentine economy could be adversely affected. In addition, adverse weather conditions may affect the production of commodities by the agricultural sector, which represents a significant portion of Argentina’s export revenues.
These circumstances would negatively impact government revenues, foreign exchange availability, and the government’s capacity to service its sovereign debt. Such conditions could generate recessionary or inflationary pressures, depending on the government’s policy response. Any of these outcomes would adversely affect Argentine economic growth and, consequently, our financial condition and results of operations.
Government measures, as well as pressure from labor unions, could require salary increases or added worker benefits, all of which could increase companies’ operating costs.
Labor relations in Argentina are governed by specific legislation, such as the Labor Contract Law No. 20,744, as recently amended by Law No. 27,802, and Collective Bargaining Law No. 14,250, which, among other things, dictate how salary and other labor negotiations are to be conducted. Most industrial or commercial activities are regulated by a specific collective bargaining agreement that groups together companies by industry and trade unions. While the process of negotiation is standardized, each chamber of industrial or commercial activity and/or each company negotiates the increases of salaries and labor benefits with the relevant trade union of such commercial or industrial activity. Parties are bound by the final decision once it is approved by the labor authority and must observe the established salary increases for all employees that are represented by the respective union and to whom the collective bargaining agreement applies. In addition, each company is entitled, regardless of union-negotiated mandatory salary increases, to give its employees additional merit increases or the benefits of a variable compensation framework.
Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high inflation levels, employees and labor organizations are demanding significant wage increases.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
The Argentine government has periodically increased the minimum wage. Pursuant to the latest update issued by the Argentine National Council on Employment, Productivity, and the Minimum, Vital, and Adjustable Wage (Consejo Nacional del Empleo, la Productividad y el Salario Mínimo, Vital y Móvil), the minimum wage amounts to Ps.352,400 per month as of March 2026.
The Milei administration promoted the enactment of the Bases Law which, among others, contains a labor reform that includes: (i) labor flexibilization; (ii) restriction of workers’ collective action rights that are part of blockades or takeovers of companies are grounds for dismissal; (iii) removal of penalties for lack of registration; and (iv) extension of the probationary period from three to six months, with the possibility of further extension to eight months through collective bargaining agreements. However, the government may take new measures in the future requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. Any such increase in wage or worker benefit could result in added costs and negatively affect results operations for Argentine companies, including us.
High public expenditure could result in long lasting adverse consequences for the Argentine economy.
In recent years, the Argentine government has turned to the Central Bank and ANSES (as defined below) to meet part of its financing requirements. Additionally, the primary fiscal balance could be affected in the future if public spending increases at a faster rate than revenue. In 2022, public sector spending increased by approximately 54.8% and the government reached a primary fiscal deficit of 2.4% of Argentina’s GDP, according to the Ministry of Economy. In 2023, public sector revenues decreased by approximately 4.7%, mainly as a result of the significant drop in income due to the drought that occurred in Argentina in that year. Public spending decreased in real terms in 2023, mainly due to a reduction in social benefits and subsidies in real terms, and the government reached a primary fiscal deficit of 2.7% of Argentina’s GDP.
The current administration has launched a package of fiscal adjustment measures aimed at reducing the deficit, including cuts to subsidies for public services and transportation, reductions in pensions, discretionary transfers to the Provinces from the Argentine government and the suspension of public works. As a result, in 2024, public sector revenues increased by approximately 7.2% in real terms (the official statement reports an interannual rate of 133.5%, which corresponds to a 7.2% real rate when adjusted for inflation), and public spending decreased compared to 2023, mainly due to the reduction in public works. Likewise, the government achieved a primary fiscal surplus of 1.8% of Argentina’s GDP in 2024. In 2025, Argentina recorded a primary fiscal surplus of 1.4% of GDP and an overall fiscal surplus of 0.2% of GDP. The slight decline compared to 2024 was influenced by tax cuts, including the elimination of the “PAIS” tax. Although the current Argentine administration has committed to eliminating the fiscal deficit—an objective reinforced in the 2026 budget, which forecasts inflation of 10.1% and GDP growth of 5%, and reaffirms the goal of maintaining both primary and financial fiscal surpluses achieved in 2024 and 2025—there can be no assurance that Argentina will continue to maintain a fiscal surplus, and a fiscal deficit may reoccur.
A further deterioration of fiscal accounts could adversely affect the Argentine government’s ability to access financial markets and, in turn, could limit Argentine companies’ access to such markets, which could adversely affect our business, financial condition and results of operations.
Government intervention in the Argentine economy could adversely affect our results of operations, financial condition or ability to repay our obligations.
In recent years, the Argentine government has intervened directly in the economy, through the implementation of expropriation and nationalization measures, price controls and exchange controls, among others. However, since taking office as President of Argentina, Javier Milei has taken a package of measures aimed at reducing state intervention in the private sector, especially through Decree No. 70/2023 and the Bases Law, among other rules and regulations.
Specifically, on December 20, 2023, in use of the powers granted by article 99 paragraph 3 of the Argentine Constitution, the Argentine executive branch issued Decree No. 70/2023, declaring a public emergency in economic, financial, administrative, social security, tariff, health and social matters until December 31, 2025. Subsequently,

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
through Decree No. 49/2026, the Argentine executive branch extended the emergency declaration for the national energy sector until December 31, 2027.
It is not possible to predict whether Decree No. 70/2023 will remain in force after its review in Congress or whether the current government will issue new decrees of necessity and urgency and/or measures that may affect the Argentine economy and, consequently, our business.
Despite these reforms, government intervention in the economy continues to be substantial. Private sector economists agree in reporting that expropriations, price controls, exchange controls and other measures of direct intervention in the economy had an adverse impact on the level of investment in Argentina, the access of Argentine companies to international capital markets and Argentina’s commercial and diplomatic relations with other countries.
In the future, the level of government intervention in the Argentine economy could continue or increase and could adversely affect economic conditions. Consequently, our business, results of operations and ability to meet our obligations are subject to political uncertainties, including the risk of expropriation or nationalization of our business or assets, renegotiation or cancellation of existing contracts, and other similar risks.
The Argentine economy could be adversely affected by events in other markets.
Financial and securities markets in Argentina and the Argentine economy are influenced by the effects of global and regional financial crises and market conditions in other markets worldwide. Global economic instability, volatility in international financial markets and uncertainty about global trade policies could adversely impact the Argentine economy and jeopardize Argentina’s ability to stabilize its economy. Deterioration of economic conditions in Brazil (Argentina’s main trading partner) and in other major trading partners of Argentina, such as China and the United States, increases in interest rates in the United States and other developed countries, heightened geopolitical tensions, regional conflicts such as the armed conflict between Russia and Ukraine, the war in Iran, the conflict in Venezuela and the conflict in the Middle East, terrorist attacks, a pandemic disease, or other global disruptions could negatively affect the Argentine economy. Although economic conditions vary from country to country, investors’ reactions to events occurring in one country sometimes demonstrate a spillover effect in which an entire region or class of investment is disfavored by international investors.
The Argentine government will have to improve the competitiveness of local industry in light of the various factors affecting it (including the ongoing Russian invasion of Ukraine, the war in Iran, the conflict in Venezuela and conflicts in the Middle East). The Russian invasion of Ukraine and the war in Iran have disrupted global markets, contributing to significant volatility in commodity prices, particularly energy, and raising concerns about the security of global energy supplies. These developments have been further exacerbated by sanctions imposed by the United States, the European Union and other countries.
These geopolitical conflicts have had, and are likely to continue to have, a significant impact on international commodity prices, supply chains and inflationary pressures globally. Due to the uncertainties inherent in the scale and duration of these events and their direct and indirect effects, it is not reasonably possible to estimate the full impact on the world economy and global financial markets, on the Argentine economy and, consequently, on our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described in this prospectus.
Furthermore, recent shifts in U.S. trade and foreign policy, including the imposition of tariffs and other measures that could affect Argentina’s main trading partners, may disrupt global trade and increase operating costs for companies dependent on international supply chains. Heightened scrutiny and enforcement actions by U.S. and other authorities may also further disrupt trade flows and add costs. Any tariff increases or related trade restrictions could negatively affect Argentine exports and the broader Argentine economy, which may adversely affect our business, operations and financial condition.
Consequently, there can be no assurance that the Argentine economy and securities markets will not be adversely impacted by events affecting developed economies, emerging markets or any of Argentina’s major trading partners, which could in turn adversely affect our business, financial condition and results of operations and the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
market value of our securities. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and, consequently, adversely affect Argentina’s economy and our business, financial condition and results of operations.
Changes in Argentine tax laws and/or the implementation of new export duties, other taxes and regulations regarding imports could adversely affect our business.
Historically, the Argentine government has imposed and maintained tariffs on exports. At the same time, measures have been adopted in the past discouraging imports, which have caused us to face obstacles for the importation of those inputs that we require for the ordinary cycle of our business. As a result, various investments, including maintenance projects, requiring components whose importation is restricted, could not be carried out or have been subject to delays in their execution. We partially mitigated import restrictions by securing international financing, mainly from international development banks, allowing us to offset the impact on national reserves accounts and remain a net importer.
For more information, see “Exchange Rates and Exchange Controls—Foreign Exchange Regulations—Specific Provisions for Income from the Foreign Exchange Market” and “Certain Tax Considerations—Material Argentine Tax Considerations.”
We cannot assure you that taxes and import regulations will not be changed in the future or that other new taxes or import/export regulations will not be imposed, which could adversely affect our business, financial condition and results of operations.
Foreign shareholders of companies doing business in Argentina have brought investment arbitration proceedings against Argentina which have resulted, or could result in, arbitration awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.
Certain foreign investors initiated claims before the International Centre for Settlement of Investment Disputes alleging that the emergency measures adopted by the Argentine government since the 2001 and 2002 crisis differ from the fair and equal treatment guidelines set forth in several bilateral investment treaties entered into by Argentina. In several of these claims, the ICSID arbitral tribunals ruled against Argentina.
In July 2017, in a split decision, an ICSID arbitral tribunal ruled that Argentina had breached the terms of its bilateral investment treaty with Spain, on the grounds that there had been an unlawful expropriation by the Argentine government of Aerolíneas Argentinas and its affiliates (including Optar, Jet Paq, Austral, among others). The arbitral tribunal ordered Argentina to pay compensation of approximately U.S.$328.8 million. Also, in June 2017 and April 2019, Met Life Inc. and the Dutch group ING, NNH and NNI Insurance International, respectively, initiated claims against Argentina before ICSID for the nationalization of the AFJPs decreed during the administration of Cristina Fernández de Kirchner, carried out in 2008, for amounts that would exceed U.S.$650 million together.
Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and under the rules of the International Chamber of Commerce (“ICC”).
Argentina has several active arbitrations initiated based on the existence of violations of various bilateral investment treaties and measures in different industries, involving amounts in the millions of U.S. Dollars.
The outcome of these cases is uncertain. Pending and future claims before ICSID and other arbitral tribunals could result in new awards against Argentina, which could affect the Argentine government’s ability to access credit or the international capital markets, which, in turn, could adversely affect our business, financial condition or results of operations.
We cannot give any assurance that Argentina will prevail in having any or all of those cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled. Any awards rendered against Argentina could have a material adverse effect on the Argentine economy and our ability to service our debt obligations.

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The inability to adequately address actual and perceived risks of institutional deterioration and corruption might adversely affect the Argentine economy.
A lack of a solid institutional framework and corruption have been identified as and continue to be a significant problem for Argentina. In Transparency International’s 2025 Corruption Perceptions Index survey of 180 countries, Argentina was ranked 104 out of 180 countries in terms of corruption perception.
The Argentine government, recognizing that these issues could increase political instability, distort the decision-making process and adversely affect Argentina’s international reputation and its ability to attract foreign investment, has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include reducing criminal sentences in exchange for cooperation with the Argentine government in corruption investigations, increasing public access to information, divesting assets from corrupt officials, increasing the powers of the Anti-Corruption Office (Oficina de Anticorrupción) and enacting a new public ethics law, among others. The ability of the Argentine government to implement these initiatives is uncertain as it would require the intervention of the judiciary, which is an independent branch, as well as the legislative support of the opposition parties. There can be no assurance that the implementation of such measures will be successful.
Argentina’s political environment has historically influenced the performance of the country’s economy, and continues to do so. Political crises have affected and continue to affect investor and public confidence, which has historically led to economic slowdowns and increased volatility in securities with underlying Argentine risk. Argentina’s recent economic instability has contributed to a decline in market confidence in Argentina’s economy, as well as a deterioration in the political environment.
Failure to properly address these real and perceived risks relating to institutional deterioration and corruption by the Argentine government could adversely affect Argentina’s economy and financial condition, which, in turn, could adversely affect our business, financial condition and results of operations.
The credibility of certain Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and, in turn, our business, results of operations and financial condition.
In previous years, the INDEC, which is the only institution in Argentina with the statutory authority to produce official national statistics, experienced a process of institutional and methodological reforms that have given rise to controversy regarding the reliability of the information that it produced, including inflation, GDP and unemployment data. This process of institutional and methodological changes has continued, including recent changes implemented by INDEC to the methodology used to calculate the CPI. Despite the reforms that were implemented, the credibility of the CPI, as well as other indexes published by the INDEC has been affected, with allegations that the inflation rate in Argentina and the other rates calculated by INDEC could be substantially different than as indicated in official reports.
Notwithstanding that INDEC has not recently been subject to controversy regarding the veracity of the statistical information published and given that the executive directors of the IMF lifted the motion of censure, noting that Argentina resumed the publication of data in a manner consistent with its obligations under the IMF’s Articles of Agreement, enabling Argentina to borrow from the IMF again, it is not possible to guarantee that the Argentine government will not modify or introduce new measures that affect the national statistical system, and consequently the Argentine economy, in particular by deteriorating the confidence of consumers and investors, which could have an adverse effect on our business, results of operations and financial condition.
Risks Relating to Our Business and Industry
Electricity generators, distributors and transmitters have been adversely affected by emergency measures adopted in response to Argentina’s 2001 and 2002 economic crisis, many of which are still in effect.
Since the economic crisis of 2001 and 2002, the Argentine electricity sector has been subject to regulations and policies that have generated significant distortions in the electricity market, particularly in terms of prices throughout the sector’s value chain (generation, transmission and distribution). Historically, electricity prices in Argentina were calculated in U.S. Dollars and margins were periodically adjusted to reflect variations in relation to costs. In January

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2002, the Public Emergency Law authorized the Argentine government to renegotiate its public utility contracts. Under this law, the Argentine government revoked the provisions of the public utility contracts relating to the inflation adjustment and indexation mechanism. Instead, the tariffs in such contracts were frozen and converted from their original U.S. Dollar values to Argentine Pesos.
These measures, coupled with the effect of high inflation and the depreciation of the Peso, led to a significant drop in revenues and a considerable increase in costs in real terms, which could no longer be recovered through margin adjustments or market pricing mechanisms. This situation, in turn, led many utilities to suspend payments on their financial indebtedness (which remained denominated in U.S. Dollars), effectively preventing them from obtaining additional financing in the local or international credit markets and making additional investments.
On March 1, 2019, the Argentine government reduced the generation capacity and energy prices under the Base Energy Renumeration Framework. Also, on February 27, 2020, the Secretariat of Energy issued a resolution that reduced the remuneration regime applicable as from February 1, 2020 for the Authorized Generators of the Wholesale Electricity Market, setting the base prices in Argentine Pesos under the Base Energy Remuneration Framework. Since March 2020, numerous resolutions have been issued updating prices discretionally. There can be no assurance that additional reductions in these rates will not occur in the future.
On the other hand, it cannot be ruled out that the Argentine government may issue emergency regulations or that CAMMESA may eventually decide to breach the Power Supply Agreement by modifying the form of payment at Spot Price.
The Argentine government has intervened in the electricity sector in the past, and the current government’s intention is to implement a plan to normalize the WEM with a gradual adaptation.
The Argentine government has had an active role in the energy sector, especially after the economic crisis of 2001-2002, when measures were implemented that negatively affected companies in the sector. In 2002, the Public Emergency Law allowed for the renegotiation of public service contracts, freezing rates and eliminating inflation adjustments. Between 2015 and 2017, measures were introduced to finance infrastructure and dollarize prices for generators. In 2019, Law No. 27,541 delegated to the Argentine executive branch the restructuring of rates and intervention in regulatory entities. In 2023, a state of emergency was declared in the energy sector, instructing the Secretariat of Energy to implement a program of actions to stabilize prices and review rates. In 2024, the Bases Law was enacted, empowering the Argentine executive branch to adapt the regulatory framework of the electricity sector. Despite efforts to deregulate the market, uncertainties persist regarding the impact of future regulations on the sector.
On January 28, 2025, the Secretariat of Energy issued Resolution SE No. 21/2025, in order to implement measures to normalize the operation of the WEM, eliminate unnecessary restrictions on bilateral contracting, decentralize fuel management and create economic incentives that encourage the incorporation of new generation capacity under competitive conditions. Likewise, on January 29, 2025, CAMMESA published on its website a section complementary to Resolution SE - MEC 21/2025, which includes the note sent from the Secretariat of Energy to CAMMESA. This note details that the WEM has a limited available reserve in terms of electricity generation and transmission to supply demand, which coexists with contractual commitments regarding energy, capacity, and associated fuels. Therefore, it highlights the need to implement a gradual normalization process that creates conditions for investment in all segments of the industry, progressively increasing the reliability of supply, operational efficiency, and the economic sustainability of the market, and achieving a reduction in market concentration in CAMMESA. In light of this, the Secretariat of Energy prepared the guidelines for the normalization of the WEM and its progressive adaptation, which are attached to the Secretariat of Energy’s Note as an annex. These guidelines detail the planned modifications for fuel management, demand in the WEM, price determination, and the operation of the MATER and the spot market.
Neither the resolution nor the aforementioned guidelines specify how the corresponding implementation will be carried out in the immediate term or what impacts may affect the Argentine electricity industry. As of the date of this prospectus, both the current regulations indicated here and those that may be issued in the future could materially affect our business, financial condition, and results of operations.

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We operate in a highly‑regulated sector that imposes significant costs on our business and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations.
The Argentine industry in which we operate is subject to changing governmental regulations and controls, particularly given the change in administration in December 2023. Our activities are heavily dependent on the prevailing regulatory and political conditions in Argentina, and our operational results may be adversely affected by regulatory and political changes occurring in Argentina.
There can be no assurance that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our business, financial condition and results of operations.
Our ability to operate wind and solar farms profitably is highly dependent on suitable wind, solar and associated weather conditions.
The amount of energy generated by, and the profitability of, wind or solar farms are highly dependent on climate conditions, particularly wind conditions and solar irradiance, which can vary materially across locations, seasons and years. Variations in wind conditions at wind farm sites and solar irradiance at solar farm sites occur because of daily, monthly and seasonal fluctuations in wind currents and solar irradiance and, over the longer term, as a result of more general climate changes and shifts. Because wind turbines will only operate when wind speeds fall within certain specific ranges that vary by turbine type and manufacturer, if wind speeds fall outside or towards the lower end of these ranges, energy output at our wind farms would decline. Similarly, projections of solar energy resources depend on assumptions about weather patterns, shading and solar irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site.
During the development phase and prior to the construction of any wind or solar farm, a wind or solar energy resource study to evaluate the potential wind or solar energy resource of the site is typically conducted over a period of several years. These wind or solar studies have been conducted by our own team and independent technical consultants with respect to the estimated capacity factor resulting from our wind studies and the model of turbines used. We base our core assumptions and investment decisions on the findings of these studies. We cannot assure you that observed climate conditions at a project site will conform to the assumptions that were made during the project development phase on the basis of these studies, and, therefore, we cannot assure you that our wind or solar farm projects will be able to meet their anticipated production levels. It is possible that future wind or solar energy resource patterns and electric power production at our wind or solar farms will not reflect the historical wind or solar energy resource patterns at the respective sites or the projections, and wind or solar energy resource patterns at each site will change over time.
If, in the future, the wind resource in the areas where our wind farms are located or the solar energy resource in the areas where our solar farms are located is lower than expected, electricity production at such wind farms and/or solar farms would be lower than expected and consequently could materially adversely affect our results of operations.
Our power plants and new generation projects are subject to the constraints of Argentina’s transmission and distribution facilities.
We depend on transmission and distribution facilities owned and operated by third parties to deliver electricity from our power generation plants. At certain times or under specific operational conditions, the transmission system restricts generators’ capacity to deliver available energy, resulting in curtailment where energy generation exceeds transmission and distribution system capacity. Disruptions to transmission or distribution systems, or inadequate infrastructure, may adversely impact our ability to sell and deliver electricity. Our strategy to develop new generation projects depends on the availability of adequate transmission and distribution infrastructure to connect power plants to the SADI.
Historically, restrictive transmission and distribution price regulation has provided insufficient incentives for transmission and distribution companies to invest in infrastructure expansion. Electricity demand growth has exceeded increases in generation, transmission and distribution capacity, resulting in power shortages, service

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
disruptions and curtailment of available generation capacity. While Decree No. 450/2025 introduced reforms to reduce government intervention in electricity sector pricing and contracting and promote transmission infrastructure modernization (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Results of Operations—Changes to the Regulatory Framework of the Argentine Electricity Sector”), we cannot predict whether transmission and distribution facilities in Argentina will be expanded or upgraded in a timely manner.
Under the MATER regulations, generators must pay quarterly fees from the quarter transmission interconnection capacity for a renewable project is granted through public auctions conducted by CAMMESA until the project achieves COD. These payments grant priority grid access once renewable projects reach COD and represent additional costs for our current and future projects. However, even though our renewable energy facilities have been granted full or partial transmission interconnection capacity, as of the date of this prospectus, we face minor curtailment events, which could persist or even potentially increase in the future despite the transmission interconnection capacity granted to our renewable energy facilities due to unexpected grid restrictions or future market dynamics outside of our control.
We cannot predict whether transmission and distribution facilities will be expanded or upgraded nationally or in specific markets where we operate or seek to operate, in order to accommodate competitive market access. If energy demand continues to increase, current transmission and distribution capacity and installed technology may prove insufficient to meet demand and may cause service disruptions. Sustained increases in electrical system disruptions could generate future shortages and prevent us from delivering electricity we produce and sell, which could adversely affect our business, results of operations and financial condition.
We operate in a highly competitive industry.
The power generation markets in which we operate are characterized by numerous strong and capable participants, some of which may have extensive developmental or operating experience (including both domestic and international) and financial resources significantly greater than ours. See “Business Overview—Competition.” We compete with other power generation companies for the MW of capacity that are allocated by the Secretariat of Energy through public auction processes.
In March 2016, the Secretariat of Energy called for bids under Resolution No. 21/2016 to install new thermal generation plants to become operational between summer 2016/2017 and summer 2017/2018, offering generators long-term PPAs with CAMMESA denominated in U.S. Dollars. In May 2017, the Secretariat of Energy called for bids under Resolution No. 287/2017 to install new thermal combined cycle and co-generation plants to satisfy demand in the WEM. The Macri administration received offers for 6.6 GW of new thermal power capacity, multiple times more than the government originally anticipated, and awarded approximately 4.8 GW of new thermal capacity. Additionally, in October 2015 the Argentine Congress amended the Renewable Energy Program, which aims to increase to 8% by 2018 and 20% by 2025 the total domestic demand of renewable energy, by mandating certain consumers and CAMMESA to cover a portion of their consumption from renewable energy sources of renewable energy and granting tax and other benefits to new renewable energy projects. In July and October 2016 and August 2017, the Ministry of Energy instructed CAMMESA to call for bids under the Renewable Energy Program to install additional generation plants from renewable sources. Under round 1, round 1.5 and round 2 of the RenovAr program the government has received offers for 17.31 GW of new renewables generation capacity, many times more than the government originally anticipated, and awarded approximately 4.5 GW of new renewables capacity under round one, round 1.5 and round 2, mainly to wind and solar energy projects.
The RenovAr program encouraged investment and development in the sector by implementing competitive bidding rounds for large-scale renewable energy projects and establishing a solid regulatory framework. In fact, the RenovAr program set the foundation of the MATER in Argentina. In this market, renewable energy generators enter into PPAs with large industrial consumers who are seeking to decarbonize their operations and acquire more competitive energy. In 2017, CAMMESA introduced quarterly bidding for transmission interconnection capacity in the private renewable energy market. The additional capacity is updated each quarter based on transmission expansions incorporated into the SADI, and adjusted according to the development of centralized procurement processes that require capacity allocation.

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In August 2024, the new Argentine administration implemented the Incentive Regime for Large Investments (Régimen de Incentivo para Grandes Inversiones) (“RIGI”) through the Bases Law and Decree No. 592/2024 to provide tax, customs and exchange incentives during a period of two years, subject to extensions, to large investment projects across various sectors, including forestry, tourism, infrastructure, mining, technology, steel, gasoil, and energy. Projects that are subject to the RIGI will be declared of national interest in Argentina. As a result, an increase in competition coupled with transmission restrictions could affect our ability to deliver our product to our customers, which would adversely affect our business, results of operations and financial condition.
Since early 2025, the Argentine government has advanced a process to deregulate the electricity sector, culminating in the issuance of Resolution 400/2025. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Results of Operations—Changes to the Regulatory Framework of the Argentine Electricity Sector.” Effective as of November 1, 2025, the resolution seeks to progressively normalize the WEM by fostering competition and free contracting among market participants, decentralizing fuel management, and creating economic incentives to encourage new generation capacity. It also introduces mechanisms to enhance demand-side management, differentiate remuneration schemes between existing and new generation assets, and improve transparency in system charges and price formation. These measures are intended to strengthen supply reliability, improve operational efficiency, and ensure the long-term economic sustainability of the national electricity sector.
In addition, we and our competitors are connected to the same electrical grid that has limited capacity for transportation, which, under certain circumstances, may reach its capacity limits. Therefore, new generators may connect, or existing generators may increase, their outputs and dispatch more electricity to the same grid that would prevent us from delivering our energy. In addition, we cannot assure that the Argentine government will be able to incentivize the necessary investments to increase the system’s capacity, which, in case there is an increase of energy output, would allow us and existing and new generators to efficiently dispatch our energy to the grid. As a result, an increase in competition could affect our ability to deliver our energy, which would adversely affect our business, financial condition and results of operations.
Our business is subject to technological change in the energy market.
The energy market is subject to far-reaching technological change, both on the generation side and on the demand side. With respect to energy generation, these changes include the development of energy storage devices (battery storage in the megawatt range) or facilities for the temporary storage of power through conversion to gas (so-called “power-to-gas-technology”), the increase in energy supply due to new technological applications such as fracking or the digitalization of generation and distribution networks.
New technologies to increase energy efficiency and improve heat insulation, for the direct electric power generation at the consumer level, or that improve refeeding (for example, by using power storage for renewable generation) may, on the demand side, lead to structural market changes in favor of energy sources with low or zero carbon dioxide emissions or in favor of decentralized power generation, (for instance, via small-scale power plants within or close to residential areas or industrial facilities).
If our business is unable to react to changes caused by new technological developments and the associated changes in market structure, our equity, financial or other position, or our results of operations, operation and business, could be materially and adversely affected.
Likewise, development of projects based on new technologies may require the Company to enter into supply agreements or other commercial arrangements with counterparties that are not traditionally active in the WEM.
Accordingly, the combination of emerging technologies, which generally have more limited operating histories, and contractual arrangements with non-traditional counterparties may increase the Company’s exposure to counterparty credit risk, including the risk of payment delays or defaults. There can be no assurance that such counterparties will have a credit profile, financial strength, institutional support or operational experience comparable to that of the Company’s customary counterparties, or that they will not be adversely affected by regulatory, market or other conditions that could impair their ability to perform their obligations. Any such events could have a material adverse effect on the Company’s business, financial condition and results of operations.

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Electricity demand may be affected by price increases, which could result in lower revenues for generators, such as us.
Historically, electricity demand in Argentina has been affected by the overall level of economic activity and the ability of consumers to pay their electricity bills. Any significant increase in energy prices to consumers (whether through a tariff increase or through a cut in consumer subsidies) could result in a decline in demand for the energy that we generate. Any material adverse effect on electric power demand, in turn, could lead electric power generation companies, like us, to record lower revenues and results of operations than currently anticipated.
Any significant increase in energy prices to consumers (whether through a tariff increase or through a cut in consumer subsidies) or a decline of economic activity could result in a decline in demand for the energy that we generate. A significant reduction in the demand for electricity or an increase in delinquency in the payment of energy by consumers and distributors could lead us to record lower revenues and results, which could adversely affect our business, results of our operations, and financial condition. Since early 2025, the Argentine government has continued to implement measures to reduce consumer subsidies and realign end-user electricity tariffs (including income-based segmentation and periodic updates of wholesale and network charges). These measures are increasing final bills for residential and commercial users. Available system information indicates that electricity demand growth has softened compared to prior years. Further subsidy reductions or weaker economic activity could intensify these trends and adversely affect our revenues, cash flows and results of operations.
Compliance with environmental, health and safety regulations may require significant expenditures that could adversely affect our results of operations.
Our operations are subject to a wide range of environmental, health and safety requirements by federal, provincial and municipal regulations. We have made, and will continue to make, significant expenditures to maintain compliance with such laws. These laws and regulations also require us to obtain and maintain in effect environmental permits, licenses and approvals for the construction of new facilities or the installation and operation of new equipment necessary for our business. Some of such permits, licenses and approvals are subject to periodic renewal. Failure to comply with environmental requirements may result in fines, claims for environmental damage, remediation obligations, revocation of environmental permits, licenses and approvals, temporary or permanent closure of facilities and/or other sanctions. While we believe we have an adequate level of insurance coverage, Argentine environmental laws may require a level of insurance that is not available in the Argentine market. Additionally, we have civil liability coverage for sudden, unforeseen and accidental contamination. See “Business Overview—Environmental Matters.”
We have made, and will continue to make, significant expenditures to maintain compliance with environmental, health and safety requirements. These requirements, and the enforcement and interpretation thereof, change frequently and tend to become more stringent over time. Compliance with changed or new environmental, health and safety regulations could also require us to make significant capital investments, and our ability to expand our infrastructure and meet increased demand could be limited by such future requirements. While some of our PPAs include pass‑through provisions with respect to capital, operating or compliance costs resulting from certain changes in law and, in particular, environmental laws, future changes in environmental health and safety laws, or in the interpretation of those laws, including new or stricter requirements related to air, noise, hazardous waste and wastewater emissions or green taxes, could subject our business to the risk of higher capital, operating or compliance costs resulting from these changes and could limit the availability of our funds for other purposes as well as our ability to expand our infrastructure and meet increased demand, which could adversely affect our business and results of operations.
A number of countries (including Argentina) have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions due to concerns about climate change. These regulatory measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Growing concerns about climate change and greenhouse gases, such as those adopted under the United Nations COP‑21 Paris Agreement, may result in the imposition of additional environmental regulations. Compliance with changes in laws, regulations and obligations relating to climate change, including as a result of such international negotiations, could increase our costs related to operating and maintaining

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
our thermal power plants and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program, which, in turn, could adversely affect our business and results of operations.
Operational difficulties may limit our ability to generate electricity, which could significantly and adversely affect our financial condition and results of operations.
Power generation activities are subject to particular industry‑specific operational risks, some of which are beyond our control, including unforeseen mechanical and engineering difficulties; low turbine performance, turbine shutdowns due to wear and tear and other equipment failures; lower yield levels and/or unexpected higher domestic consumption; design defects; shortages, unavailability or high costs of essential equipment or spare parts, supplies, personnel and services; accidents, including environmental hazards such as diesel spills or gas leaks; potential harm to wildlife; compliance with governmental laws and regulations; changes in the regulatory environment and potential government regulation or intervention; and litigation and other disputes. Also, the estimated cost of executing our expansion plans may not be accurate and remain dependent upon a number of factors, some of which are beyond our control.
The control and management of operational risks is normally based on adequate information and personnel training and on the existence of operational procedures and prevention maintenance plans that minimize the likelihood and impact of any of these events.
We may experience operational difficulties whether as a result of human error or as a consequence of certain external events, which may require a temporary suspension of activities, and significantly impacting our availability. Under the PPAs for our thermal plants, we receive a fixed availability charge that is proportionally reduced by the percentage of deviation from full availability. We may be subject to large penalties or lower revenues in case our availability falls below certain thresholds. While we have back‑up turbines for our thermal plants, agreements to guarantee the operating performance and availability of our wind and solar farms, additionally, we have back-up solar panels in storage, in order maintain a high availability, and while we carry insurance to protect against operating risks, operational difficulties could have a material adverse effect on our business, results of operations and financial condition.
Energy demand is seasonal, largely due to climate conditions.
Energy demand fluctuates according to the season and climate conditions may materially and adversely impact energy demand. During the Argentine summer (December through March), energy demand may increase significantly due to the need for air conditioning and, during the Argentine winter (June through August), energy demand may fluctuate according to the needs for lighting and heating. As a result, seasonal changes could adversely affect the demand for energy and, consequently, affect our results of operations.
The power generation business is subject to risk of disasters arising from natural or accidental or intentional human causes.
Our generation facilities, or the third‑party transportation or electricity transmission and distribution infrastructure that we rely on, may be damaged by disasters arising from natural or accidental or intentional human causes, including lightning strikes, blade icings, earthquakes, tornados, extreme winds, severe storms, severe hail, wildfires and terrorist attacks, among others. Disasters could damage, or require the shutdown of, turbines or related project equipment and facilities or transmission or distribution facilities. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non‑recoverable deductible amounts in any event and are subject to caps per event. In addition, any of these events could cause adverse effects on the energy demand of some of our customers and of consumers generally in the affected market. Some of these considerations, among others, could materially and adversely affect our business, results of operations and financial condition.

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Our ability to generate electricity at our thermal generation plants partially depends on the availability of natural gas and, to a lesser extent, diesel fuel, and fluctuations in the supply or price of natural gas and diesel fuel could materially adversely affect our results of operations.
The supply and price of natural gas and diesel fuel used in our thermal generation plants has been and may from time to time continue to be affected by, among other things, the availability of natural gas and diesel fuel in Argentina, including its transportation and the potential need to import a larger amount of natural gas and diesel fuel at a higher price than the price applicable to domestic supply in the event of a shortage in domestic production. In addition, in December 2023, through Decree No. 55/23, the Argentine government declared the emergency of the National Energy Sector regarding generation, transportation and distribution of electric power, as well as transportation and distribution of natural gas until December 31, 2024. Decree No. 1023/24 extended the emergency and its associated actions until July 9, 2025, while Decree No. 370/2025 extended its term until July 9, 2026. We cannot provide any assurances that there will be enough production capacity to supply our thermoelectric power generation plants.
Under our PPAs for our thermal power plants, CAMMESA is not obligated to provide us with natural gas or diesel fuel, but it has the option to either provide these to us or reimburse us for the cost of the natural gas and diesel fuel that we purchase. Nonetheless, pursuant to Resolution No. 95/2013 and 529/2014 issued by the Secretariat of Energy, CAMMESA is in charge of managing and supplying all fuels required to run our thermal plants. Although CAMMESA currently provides us with the natural gas and diesel fuel necessary to run our thermal plants as required by Resolution No. 529/2014, we cannot assure you that CAMMESA will continue to do so or that the Secretariat of Energy will maintain Resolution No. 529/2014 in place or without modification. If we were to become required to purchase natural gas or diesel fuel from third parties, we cannot assure you that we will be able to purchase natural gas or diesel fuel at prices that are fully reimbursable by CAMMESA and, even if CAMMESA accepted to reimburse such amounts, it would be uncertain when the reimbursement would happen. In addition, natural gas delivery depends on the infrastructure (including barge facilities, roadways and natural gas pipelines) available to serve each generation facility. As a result, our thermal plants are subject to the risks of disruptions or curtailments in the fuel delivery chain and infrastructure. Any such disruption or curtailment may result in the unavailability, or higher prices, of natural gas or diesel oil.
If CAMMESA stops providing us with either natural gas or diesel fuel and we are unable to purchase natural gas and diesel fuel at prices that are favorable to us or fully reimbursable by CAMMESA, or if the supply of natural gas or diesel fuel is reduced, our costs could increase or our ability to profitably operate our thermal generation facilities could be impaired. Such a disruption to our thermal generation business would, in turn, have a material adverse effect on our business, financial condition and results of operations.
Our operations can have an impact on local communities and may encounter significant opposition from different groups.
Our operations can have an impact on local communities. Failure to manage relationships with local communities, governments and non‑governmental organizations may harm our reputation as well as our ability to bring development projects into production. In addition, the costs and management time required to comply with standards of social responsibility, community relations and sustainability may increase substantially over time. The development of new and existing power plants may face opposition from several stakeholders, such as, environmental groups, landowners, farmers, local communities and political parties, among others, all of which may impact the sponsoring company’s reputation and goodwill. The operation of our current thermal power plants may also affect our goodwill with stakeholders, due to emissions such as particulate matter, sulfur dioxide and nitrogen oxides. Although we have made significant investments to reduce such emissions, we could adversely affect the environment in the event these investments do not reach the results that we expect. Damage to our relationship with stakeholders could prevent us from continuing to operate our current assets or prevent us from winning and developing new projects, which, in turn, could adversely affect our business and results of operations.

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Risks Relating to Our Company
We may not be able to complete all the projects in our pipeline, including due to factors beyond our control.
We have a growth plan with a pipeline of numerous potential projects that, if completed, would significantly increase our installed capacity for electricity generation. These projects are in various stages of development, from projects that are currently under construction or ready to be built, to projects in development or pre-development stages to prospective projects. These projects also include sectors that have not been our focus to date, such as energy transmission and energy storage. We cannot assure you that we will be able to complete these potential projects on time or on budget, or at all, including due to factors beyond our control. Furthermore, even if we were able to develop and begin operating these projects, we cannot assure you that they will perform in accordance with our expectations.
Additionally, we have participated, and plan to continue participating, in bidding processes for renewable, thermal energy and other energy technologies announced by the Argentine government. However, we cannot assure you that our bids will be successful or that we will be able to enter into new PPAs in the future, that we will be awarded MATER projects or be able to secure offtake and/or transmission capacity under MATER, and that the relevant authorities or market administrators will not suspend, postpone or cancel upcoming MATER rounds or similar renewable procurement processes, any of which could delay or prevent the development, financing or contracting of our projects.
Factors that may impact our ability to develop, build, or commence operations at, these potential projects include: (i) adverse changes in the political or regulatory environment in Argentina; (ii) competition; (iii) our ability to obtain necessary transmission capacity, which is currently constrained in Argentina (which we have only obtained to date for projects under construction or ready to build projects); (iv) our ability to obtain required land rights (in the case of projects where we have not already obtained them); (v) our ability to obtain required financing on favorable terms, or at all; (vi) the continued growth in demand for new electricity; and (vii) our continuing assessment of the expected performance and economic viability of these projects.
Even when we are able to develop projects in our pipeline, other factors may impact our ability to complete the project on time and on budget, or at all, such as the following: (i) the failure of contractors to complete or commission the facilities or auxiliary facilities by the agreed upon date or within budget; (ii) the unexpected delays of third parties in providing or agreeing to project milestones in the construction or development of necessary infrastructure linked to our generation business; (iii) the delays or failure by our turbine suppliers in providing fully operational turbines in a timely manner; (iv) difficulty or delays in obtaining the necessary financing in terms satisfactory to us or at all; (v) delays in obtaining regulatory approvals, including environmental permits; (vi) judicial decisions against governmental approvals already granted, such as environmental permits; (vii) equipment shortages or price increases, as reflected in change orders, materials or labor; (viii) opposition from local and/or international political, environmental and ethnic sectors; (ix) strikes; (x) unforeseen geological, environmental or engineering problems; and (xi) natural disasters and severe weather conditions (including lightning strikes, ice build-up on blades, earthquakes, tornadoes, extreme winds, severe storms, and forest fires), accidents or other unforeseen events. We cannot assure you that cost overruns would not be substantial. Furthermore, delays in construction or commencement of operations of our expansion projects could lead to an increase in our financial needs and also cause our financial returns on new investments to be lower than expected, which could materially and adversely affect our business, results of operations and financial condition.
Moreover, we may be subject to higher fees or lose transmission interconnection capacity if our projects fail to achieve their declared commercial operation deadline with CAMMESA or do not reach commercial operation by the date contemplated in the relevant PPA. See “Business Overview—Power Generation—Our Power Purchase Agreements.”

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Our business requires substantial capital expenditures for maintenance requirements and expansion, which we expect we will need to finance in a substantial part.
Our business requires substantial capital expenditures for ongoing maintenance requirements and for the expansion of our current generation capacity, and we intend to finance in a substantial part those expenditures, which could increase our financial leverage and subject us to additional financial restrictions.
Capital expenditures will be required to fund ongoing maintenance necessary to maintain our power generation and operating performance and/or improve the capabilities of our electricity generation facilities. Older facilities and equipment, despite good maintenance, may require significant capital expenditures to achieve continued and efficient functioning, or to adapt them to new environmental regulations. Newer facilities may likewise require additional capital expenditures to optimize operational performance. Furthermore, capital expenditures will be required to finance the cost of our current and future expansion of our generation capacity.
We intend to finance a significant portion of those expenditures, including through the issue of debt securities and other instruments in the international and domestic capital markets. Our financing ability will depend on many factors, including factors beyond our control, such as global capital and credit markets and general macroeconomic conditions in Argentina. If we are unable to finance any such capital expenditures on terms satisfactory to us, or at all, our business, results of operations and financial condition could be adversely affected, our financial leverage could increase, and we could be subject to additional financial restrictions.
We may not be able to collect, or collect in a timely manner, payments from CAMMESA and other customers in the electricity sector, which could have a material adverse effect on our financial condition and results of operations.
We sell the majority of the power generated by our power plants under PPAs to CAMMESA, which accounts for 68%, 81% and 88% of our consolidated sales for the years ended December 31, 2025, 2024 and 2023, respectively. Sales of the Cruz Alta thermal power plants under the Base Energy Remuneration Framework are also made to CAMMESA.
CAMMESA’s payments depend on payments that CAMMESA receives from other WEM agents such as electric power distribution companies and the Argentine government. Since 2012, a significant number of WEM agents (mainly distributors) have failed to pay amounts owed to CAMMESA, which adversely affected CAMMESA’s ability to meet its payment obligations to generators. CAMMESA has ceased to receive sufficient revenues to pay for the total amount of electricity supplied by generators, mainly because residential user tariffs do not cover the real cost of generation, preventing distributors from paying the total amount without subsidies from the Argentine government. During the Argentine economic crisis of 2001 and 2002, a significant number of WEM agents defaulted on their payment obligations to CAMMESA. More recently, the two largest distributors, EDENOR and EDESUR, have begun to pay their bills after receiving tariff increases but still have not paid their significant debts to CAMMESA.
The stabilization fund administered by CAMMESA and created by SE Resolution No. 61/92 to cover the difference between the Spot Price and the seasonal price of electricity (the “Stabilization Fund”) has shown a deficit in recent years mainly due to measures issued under the Emergency Law and Resolution No. 240/2003. Although this deficit is covered by the Argentine government, there can be no assurance that the Argentine government will continue to cover the deficit in a timely manner or at all.
According to the PPAs, CAMMESA must make payments to generators 42 days after the end of the month in which supply occurred. However, delays in payments from distributors to CAMMESA, together with CAMMESA’s reliance on contributions from the Argentine National Treasury to cover subsidized tariffs, have resulted in payment delays to generators, in some cases exceeding 100 days. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Billing and Collection.”
In May 2024, the Sub-Secretariat of Electrical Energy instructed CAMMESA to pay defaulted payments corresponding to January and February 2024 under Base Energy Remuneration Framework and PPAs through Argentine sovereign bonds. However, the estimated fair market value of such sovereign bonds was approximately

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
50% of the amount of the defaulted payments (see note 11.2 to our Audited Financial Statements). This measure or alternative measures regarding overdue payments could be reimplemented by the Argentine government in the future. In the past, a system was implemented whereby a significant portion of unpaid balances were converted into Liquidation of Sales with a Due Date to be Defined, a practice that could be repeated in the future.
The tariffs under our PPAs with CAMMESA are denominated in U.S. Dollars and payable in Pesos. Although under the PPAs CAMMESA is responsible for covering exchange rate fluctuation effects during the first 41 days from the date of invoice through payments based on the reference exchange rate as of such date, exchange rate fluctuations may negatively impact our results of operations during Peso devaluation from the invoice date to the actual payment date, which effect could increase with payment delays. We have filed a claim against CAMMESA for U.S.$13.1 million, seeking indemnification for Peso devaluation during periods between the 42nd day after the settlement date and the date of actual payment in full.
CAMMESA’s inability to collect payments from WEM agents in a timely manner, the ongoing Stabilization Fund shortfall, and CAMMESA’s failure to meet its obligations under the WEM Contracts underlying our PPAs could adversely affect CAMMESA’s ability to meet its own payments in full, on a timely basis or at all, which could have a material adverse effect on our results of operations and financial condition.
We cannot assure you that our PPAs will not be affected by regulations issued by the competent authorities that could have a material adverse effect on our financial condition and results of operations. We may not be able to renew our PPAs or enter into new PPAs for the sale of firm capacity and electricity in the future, or such PPAs may be unilaterally modified or terminated.
We may not be able to renew our PPAs or enter into new PPAs on favorable terms or at all, including for reasons beyond our control. During the year ended December 31, 2025, approximately 86% of our revenue is generated from renewable energy sources, primarily through PPAs under the RenovAr and MATER regulations. In fact, 42% of net sales is guaranteed by the FODER, with an average contract life of 13 years, while over 30% of net sales comes from large industrial off-takers with an average contract life of six years. Revenues from our Joint Ventures are 100% under RenovAr contracts with an average contract life of 15 years, with CAMMESA as the off-taker, and backed by FODER credit support. These three assets are wind farms with a combined installed capacity of 179 MW.
Although certain RenovAr PPAs benefit from support mechanisms provided by the FODER, including a partial guarantee from the World Bank of certain FODER payment obligations, such support is subject to conditions, caps, eligibility and availability limitations, and procedural requirements, and may be insufficient, delayed, or unavailable in certain circumstances. See “Business Overview—Power Generation—Our Power Purchase Agreements.”
In addition, the terms and conditions of our PPAs may be modified or terminated or terminated unilaterally, or even be subject to breach of contract for reasons beyond our control. For example, under the PPAs for our thermal power plants, if a force majeure event (as defined under the Argentine Civil and Commercial Code) occurs and does not end within 120 days after it began, either party can terminate the PPA without being required to pay damages to (or claim damages from) the other party.
Any failure to enter into new PPAs, or the non-renewal, termination or modification in a manner materially adverse to our interests of any of our PPAs, could have a material adverse effect on our business and results of operations.
We have a history of negative working capital and face significant short-term financial commitments.
We recorded net profit of U.S.$94.5 million, U.S.$46.2 million and U.S.$71.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. We generated positive cash flows from operating activities of U.S.$244.8 million, U.S.$239.4 million and U.S.$208.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. However, as of each of those year ends, we recorded negative working capital of U.S.$117.4 million, U.S.$226.6 million and U.S.$82.4 million, respectively, reflecting the concentration of our debt maturities and other short-term obligations in excess of our current assets.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Our ability to maintain profitability, continue to generate positive cash flows from operating activities and reduce our negative working capital will depend on many factors, including our capacity to refinance or extend our short-term indebtedness, manage our investment commitments in new renewable energy projects, and access additional sources of financing on favorable terms. If we are unable to improve our working capital position and meet our short-term obligations, our liquidity and financial condition could be materially and adversely affected.
We may not be able to make successful acquisitions.
In 2017, we acquired the Cruz Alta plant (through the acquisition of GETSA), the Trelew wind farm (through the acquisition of the Loma Blanca IV wind farm) and in April 2018 we acquired the Ullum solar farms. Our growth strategy may require us to evaluate strategic acquisitions opportunities to expand our operations and geographic footprint in the future, but we may not be able to identify appropriate acquisitions opportunities, or, if we do, we may overpay for these acquisitions or may not otherwise be able to negotiate terms and conditions that are acceptable to us. We may also face difficulties obtaining financing to pay for acquisitions. In addition, we may not be able to obtain regulatory approvals including antitrust approvals, required to consummate acquisitions. Furthermore, even if we are able to successfully consummate an acquisition, we may encounter challenges in integrating our acquisitions, effectively and profitably into our operations. The integration of an acquisition involves a number of factors that may affect our operations, including diversion of management’s attention, difficulties in retaining personnel and entry into unfamiliar markets. Acquired business may not achieve the levels of anticipated productivity or otherwise perform as expected. In addition, we may be subject to undisclosed liabilities related to labor, commercial, civil, tax, criminal and environmental contingencies incurred by businesses we acquire as part of our growth strategy, that we may not be able to identify or that may not be adequately indemnified under our acquisitions agreements with the sellers of such businesses, in which case our financial conditions and results of operations may be negatively and adversely affected. Even if such liabilities are assumed by the sellers, we may have difficulties enforcing our rights, contractual or otherwise. We cannot assure you that future acquisitions will meet our strategic objectives, which could have a negative effect on our growth strategy.
Failure to perform under our PPAs or early termination under our PPAs and governmental authorizations could materially and adversely affect our results of operations.
If we breach our obligations under our PPAs or fail to obtain and maintain any required governmental approvals, or we do not comply with applicable rules and regulations in Argentina, we may be subject to sanctions by the Secretariat of Energy or other relevant governmental agencies, including warnings, fines, provisional administration, early termination of the PPAs or the relevant governmental approvals. For example, continued and material failures to supply when requested by CAMMESA may be an event of default under our PPA’s with CAMMESA. CAMMESA may terminate our PPAs at its option and as of a date of its choosing upon the occurrence of any of the events of default set forth therein, and for as long as the alleged event of default has not been cured. We may also terminate our PPAs with CAMMESA upon an event of default of CAMMESA. No assurance can be given that the amounts we are entitled to receive under the PPAs or applicable law in connection with any early termination of the PPAs will be received, or if received, will be sufficient to compensate us for our loss. As a result, sanctions may have a material adverse effect on our business, results of operations and financial condition.
We depend upon third parties and their technology for the operation of our wind farms and we will rely on third parties to complete the procurement, engineering, construction, testing and commissioning of our projects under construction.
We rely on third-party service providers for the operation and availability guarantees of several of our wind farms. Vestas is responsible for operating and providing availability guarantees for the Rawson I, II, and III, Villalonga I and II, Chubut Norte I, Madryn and Madryn II, Necochea, and La Elbita wind farms. Nordex handles the operation of our Pomona I and II and Chubut Norte II, III, and IV wind farms. For our Trelew wind farm, we manage the operating performance due to the discontinued technology at this facility. In 2024, we initiated an improvement plan for Trelew to enhance overall availability, bringing Goldwind on board as a third-party service provider. We expect to use Vestas, Nordex, Goldwind or another world-class third-party service provider with a strong track record to operate new wind farm projects in the foreseeable future. As a result, the availability and performance of our operating wind farms and new wind farm projects may depend on factors beyond our control,

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
including the quality and continuity of the service provided by the relevant service provider and the continuing performance of the technology they provide.
If we experience interruptions in the performance of our technology or if we are unable to find qualified service providers, the performance of our wind farms could be impaired. As a result, our business and results of operations may be adversely affected by our dependence on third party service providers.
If any entity on which we rely to fulfill our obligations under our PPAs fails to meet its obligations, or if a counterparty to any of our contracts is declared bankrupt or insolvent, our ability to complete the expansion of our generation capacity—and consequently our ability to fulfill our obligations under the PPAs—would be affected. The shortage of critical spare parts, maintenance services and new equipment and machinery necessary for the operation and/or construction of our power generation plants could also adversely affect our business, results of operations and financial condition. Unless we are able to enter into replacement contracts to obtain the necessary services and equipment from alternative sources (and on reasonable terms), any such event could materially and adversely affect our business and results of operations.
We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Argentina, and violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations.
Entities controlled by the Argentine government, or in which the Argentine government participates, constitute our principal customers. We are subject to anti-corruption, anti-bribery, anti-money laundering, antitrust and other national and international laws and regulations, and are required to comply with the applicable laws and regulations of Argentina. We may be subject to investigations and proceedings by authorities for alleged violations of these laws. These proceedings may result in fines or other liabilities and could have a material adverse effect on our reputation, business, financial conditions and result of operations. In addition, we are subject to economic sanctions regulations that restrict our dealings with certain sanctioned countries, individuals and entities. We cannot assure you that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our affiliates, employees, directors, officers, partners, agents and service and equipment providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation and results of operations.
Conflicts with unions and an increase in employee salaries and/or benefits may adversely affect operations.
The operation and maintenance personnel of our thermal plants (which as of December 31, 2025 represented 19.4%) are members of the Luz y Fuerza labor union, while 0.7% are members of other unions. Approximately 20.0% of our employees are covered by benefits granted by collective bargaining agreements. In addition, employees of certain service providers to our wind farms are members of labor unions. While we historically have had good relations with our labor unions and have not experienced any strikes in our history (except for a short strike by employees of an outside service provider), there can be no assurance that we will not be subject to strikes, disruptions or work stoppages in the future. Disputes with these unions, organized labor actions such as labor disruptions or work stoppages or demands for wage increases or benefit improvements as a result of new collective bargaining agreements, governmental regulations or policies or otherwise could have a material adverse effect on our business, results of operations and financial condition.
Our business may require substantial capital expenditures for ongoing maintenance requirements of our installed generation capacity.
Incremental capital expenditures may be required to fund ongoing maintenance necessary to maintain our power generation and operating performance and improve the capabilities of our electricity generation facilities. If we are unable to finance any such capital expenditures in terms satisfactory to us or at all, our business and the results of our operations and financial condition could be adversely affected. Our financing ability may be limited by market restrictions on financing availability for Argentine companies.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
We may face risks related to certain legal proceedings that could materially and adversely affect our business and results of operations in the event of an unfavorable ruling.
Our business may expose us to labor, civil, commercial, regulatory, tax and administrative disputes, governmental investigations and criminal prosecution, among other legal proceedings, which could, if resolved in whole or in part adversely to us, result in fines, damages and losses, as well as complementary sanctions or injunctions affecting our ability to continue our operations or to be awarded with future agreements, concessions, permits or licenses by the Argentine government, which could in turn affect our business and results of operations. See “Business Overview—Legal Proceedings.” While in general we may contest these unfavorable rulings and make insurance claims when appropriate, legal proceedings are inherently costly and unpredictable, making it difficult to accurately estimate the outcome. Although we believe we have provisioned, and plan to continue provisioning, for such risks appropriately based on the opinions and advice of our external counsels and in accordance with applicable accounting rules, these contingencies are subject to change due as new information develops, and, due to the inherent uncertainties in the estimation process, the amounts that we reserve could vary significantly from any amounts we actually pay if proceedings are decided in whole or in part adversely to us.
Our performance is largely dependent on recruiting and retaining senior management and other key personnel.
Our current and future performance and the operation of our business are dependent upon the contribution of our senior management and our highly-skilled team of engineers and other key employees. We depend on our ability to attract, train, motivate and retain key management and specialized personnel with the necessary skills and experience. We cannot assure you that we will be successful in retaining and attracting key personnel, and the replacement of any key personnel who were to leave could be difficult and time consuming. The loss of the experience and services of key personnel or the inability to recruit suitable replacements or additional staff could have a material adverse effect on our business.
We may not have adequate insurance to cover all potential losses and the cost of our current insurance coverage could increase, which could adversely affect our business and results of operation.
We maintain insurance coverage to mitigate the principal risks inherent in the industry in which we operate. Insurance policies to cover some risks, such as environmental risks, are not currently available in Argentina. We cannot assure you that all the risks to which we are exposed are covered by our current insurance coverage. We also cannot assure you that our insurance policies provide sufficient coverage for any risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, which losses exceed the amount for which we are insured, we may experience material losses or have to disburse significant amounts from our own funds, which could have a material adverse effect on our financial condition and results of operations.
Our insurance policies are subject to periodic review by our insurance brokers or independent firms. We may not be able to obtain insurance in the future under similar terms as our current insurance policies or at all. If our premium amounts increase, we may not be able to maintain coverage comparable to our current coverage, or we may only be able to do so at a significantly higher cost. Any additional cost could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to expropriation or similar risks.
All or substantially all of our assets are located in Argentina. We are engaged in the business of power generation and, as such, our business or our assets may be considered by the Argentine government of public interest (orden público) or essential for the provision of a public service. Therefore, it is subject to political uncertainties, including expropriation or nationalization of our business or assets, or subject to renegotiation or annulment of existing contracts and other similar risk.
In the event of an expropriation, we may be entitled to receive compensation for the transfer of our assets. However, the price to be received may not be market price or sufficient to repay our liabilities, and we may need to take legal actions to claim appropriate compensation or to receive such compensation. Our business, financial condition and results of our operations could be adversely affected by the occurrence of any of these events.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Our generation operations require us to handle hazardous elements such as fuels, which could potentially result in damage to our facilities or injuries to our personnel.
Although we comply with all applicable environmental safety laws and best practices, any accident involving the fuels with which we operate our thermal power plants could have adverse environmental consequences and could damage our industrial facilities or our personnel.
A cyber-attack could adversely affect our business, financial condition and results of operation.
Information security risks have generally increased in recent years due to the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. We have increasingly connected equipment and systems to the Internet. Because of the critical nature of our infrastructure and the increased accessibility enabled through connection to the Internet, we may face a heightened risk of cyber-attack. For example, the performance of our wind turbines is monitored remotely via the internet. We have not been subject to any such attacks in the past. In the event of such an attack, we could have our business operations disrupted, property damaged and customer information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased litigation and damage to our reputation. A cyber‑attack could adversely affect our business, results of operations and financial condition.
We depend on information and processing systems to operate our business, the failure of which could adversely affect our business, financial condition and results of operation.
Information and processing systems are vital to our ability to monitor our plants, network performance and adequate provision of our services, bill customers, control our costs and achieve operating efficiencies. We routinely evaluate, upgrade and modernize our systems, as needed, by both in-house technicians and outside service providers. However, the failure of technicians and outside service providers to successfully integrate and upgrade our systems, to adequately provide their services or the failure in the future of any of these systems to operate properly, could have a material adverse effect on our business, financial condition and results of operation.
Risks Relating to our Class B shares, the ADSs and the Offering
Our Class B shares and the ADSs have not previously been traded on stock exchanges and, therefore, an active and liquid market for the trading of our Class B shares and the ADSs may not develop.
Before the global offering, our common shares, including Class B shares which may (at the option of the international underwriters) be represented by ADSs, were not traded on any stock exchange. In connection with the global offering, we have been authorized to list ADSs representing our Class B shares on the NYSE and Class B shares on the BYMA. An active and liquid market for trading may not develop or, if developed, may not be able to maintain itself. The investment in marketable securities of issuers located in emerging countries, such as Argentina, usually represents higher levels of risk compared to investments in securities issued in countries whose political and economic situations are more stable, and in general, such investments are considered speculative in nature. Furthermore, if an active public market for our Class B shares and the ADSs does not develop on the NYSE and the BYMA following the completion of the global offering, the market price and liquidity of our Class B shares and ADSs, may be materially and adversely affected.
The initial public offering price for our Class B shares and ADSs will be determined by negotiation between us and the underwriters based upon several factors, and the trading price of our Class B shares and ADSs after this global offering may decline below the initial public offering price. As a result, investors may experience a significant decrease in the market price of our Class B shares and ADSs.
Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as such other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
The offered securities will be traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.
We have applied to list the ADSs on the NYSE. Further, we have applied to list our Class A shares and to list and trade our Class B shares in Argentina on the BYMA. Any markets for our Class B shares or for the ADSs may not have liquidity and the price at which the Class B shares or the ADSs may be sold is uncertain.
Trading in the ADSs or our Class B shares on these markets will take place in different currencies (U.S. Dollars on the NYSE and Argentine Pesos on the BYMA), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of the securities on these markets may differ due to these and other factors. Any decrease in the price of our Class B shares on the BYMA could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B shares for trading in the other market without effecting necessary procedures with the Depositary. This could result in time delays and additional cost for holders of the ADSs.
The trading prices for our Class B shares and the ADSs may fluctuate significantly after the global offering.
Volatility in the market price of our Class B shares and the ADSs may prevent investors from selling their securities at or above the price that they paid for them. The market price and market liquidity of our Class B shares and the ADSs may be adversely affected by a number of factors, including, but not limited to, the extent of investor interest in us, the attractiveness of our Class B shares in comparison to other equity securities (for instance, shares issued by a company with larger operating history in our own industry), our financial performance and general market conditions. Certain additional factors that could negatively affect, or result in fluctuations in, the price of our Class B shares and the ADSs include:
•actual or anticipated variations in our results of operations;
•potential differences between our actual financial and results of operations and those expected by investors;
•investors’ perceptions of our prospects and the prospects of our sector;
•new laws or regulations or new interpretations of laws and regulations, including tax guidelines, applicable to the energy sector, our Class B shares and/or the ADSs;
•general economic trends and risks in the United States, Latin American or global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;
•changes in our operations or earnings estimates or publication of research reports about us or the Latin American energy industry;
•market conditions affecting the Latin American economy generally or borrowers in Latin America specifically;
•significant volatility in the market price and trading volume of securities of companies in the energy sector, which are not necessarily related to the operating performance of these companies;
•additions to or departures from our management team;
•completing (or failing to complete) additional acquisitions or executing additional concession agreements;
•speculation in the press or investment community;
•changes in the credit ratings or outlook assigned to Latin American countries, particularly Argentina, and entities of the energy sector;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
•political conditions or events in Argentina, the United States and other countries; and
•enactment of legislation or other regulatory developments that adversely affect us or our industry.
The relatively low liquidity and high volatility of the Argentine securities market may cause trading prices and volumes of our Class B shares and the ADSs to fluctuate significantly.
The BYMA remains relatively illiquid and volatile compared to other major foreign stock markets. Although the public participates in the trading of securities on the BYMA, a substantial portion of trading activity on the BYMA is conducted by or on behalf of large institutional investors. The trading volume for securities issued by emerging market companies, as Argentine companies, tends to be lower than the trading volume of securities issued by companies in more developed countries. These market characteristics may limit the ability of a holder of our Class B shares and may also adversely affect the market price of the Class B shares and, as a result, the market price of the ADSs.
If securities or industry analysts do not publish research reports about our business, or publish negative reports about our business, the price and trading volume of our Class B shares and the ADS could decline.
The trading market for our Class B shares and the ADSs will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. If no securities or industry analysts covers us, the trading price for our Class B shares and the ADSs may be negatively impacted. If one or more of the analysts who covers us downgrades us or releases negative publicity about our Class B shares and ADSs, our share price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our Class B shares and the ADSs may decrease, which may cause our share price or trading volume to decline.
As a foreign private issuer and an “emerging growth company,” we will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.
As a foreign private issuer and an “emerging growth company” (as defined in the JOBS Act), we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Argentine legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure under the Securities Act, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the information which we have made or are required to make public pursuant to Argentine law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the PCAOB (unless the SEC determines otherwise) and our auditors will not need to attest to our internal control under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our

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shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenues of at least U.S.$1.235 billion (as adjusted for inflation), or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class B shares that is held by non-affiliates exceeds U.S.$700.0 million as of the prior December 31, and (2) the date on which we have issued more than U.S.$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.
We cannot predict if investors will find our Class B shares or the ADSs less attractive because we will rely on these exemptions. If some investors find our Class B shares and the ADSs less attractive as a result, there may be a less active trading market for our Class B shares and the ADSs and our share price may be more volatile.
ADS holders may be subject to additional risks related to holding ADSs rather than Class B shares.
Because ADS holders do not hold their Class B shares directly, they are subject to additional risks, including:
•as an ADS holder, under Argentine law you are not treated as one of our shareholders and will not have the ability to exercise shareholder rights. Instead, the depositary is treated as our shareholder under Argentine law, and your rights as an ADS holder are governed by the deposit agreement;
•distributions on the Class B shares represented by your ADSs may be paid in Argentine Pesos to a custodian, and before such custodian transfers any such distributions to the depositary for your benefit, it would be required to deduct withholding taxes, if any. The depositary would also be required to convert distributions made in Argentine Pesos into U.S. Dollars. Additionally, if the exchange rate fluctuates significantly prior to the depositary converting any distribution into U.S. Dollars, the amount of such distribution may decrease in terms of U.S. Dollars; and
•we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs.
ADS holders may be unable to exercise voting rights with respect to the shares underlying the ADSs at our shareholders’ meetings.
Under Argentine law, holders of ADSs are not treated as one of our shareholders and will not have the ability to exercise shareholder rights. Instead, the depositary is treated as our shareholder under Argentine law, and your rights as an ADS holder are governed by the deposit agreement. As a holder of ADSs, you will not have direct shareholder rights and may exercise voting rights with respect to the shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class B shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in the Argentine Official Gazette, an Argentine newspaper of general circulation, and the bulletin of the BYMA, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class B shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class B shares. The Class B shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, and subject to the conditions set forth in the deposit agreement, be voted per our instructions, through a discretionary proxy to a person designated by our board of directors with respect to the relevant agenda items. ADS holders may be unable to exercise voting rights with respect to the Class B shares underlying the ADSs as a result of these practical limitations. Except as described in this prospectus, holders of our ADSs will not be able to exercise voting rights attaching to the Class B shares.

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Holders of our common shares and the ADSs located in the United States may not be able to exercise preemptive or accretion rights.
Under the Argentine General Companies Law, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders may be entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights, which can be limited pursuant to our bylaws and under applicable law. Upon the occurrence of any future increase in our capital stock, United States holders of common shares or ADSs will not be able to exercise the preemptive and related accretion rights for such common shares or ADSs unless a prospectus under the Securities Act is effective with respect to such common shares or ADSs or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a prospectus with respect to those common shares or ADSs. We may not file such a prospectus, or an exemption from registration may not be available. Unless those common shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our common shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the ADS Depositary; if they cannot be sold, they will be allowed to lapse. Furthermore, the equity interest of holders of common shares or ADSs located in the United States may be diluted proportionately upon future capital increases. See “Description of Bylaws and Capital Stock—Preemptive and Accretion Rights.”
You will experience immediate and substantial dilution if you purchase Class B shares or ADSs in this offering.
Because the initial offering price of our Class B shares and the ADSs will be substantially higher than the as adjusted net tangible book value per Share or ADS, as applicable, immediately after this offering and the Argentine Offering, you will experience immediate and substantial dilution. See “Dilution.”
Substantial sales of our Class B shares or the ADSs after the global offering, including as a result of conversions of Class A shares into Class B shares, could cause the price of our Class B shares or the ADSs to decrease and could be dilutive to holders of Class B shares.
The market price of our Class B shares and the ADSs may decline as a result of sales of a large number of Class B shares and ADSs in the market after this offering or the perception that these sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Pursuant to the Shareholders’ Agreement, there are circumstances in which the conversion of Class A shares into Class B shares held by the Class A shareholders is mandatory, and the Class A shareholders have certain registration rights with respect to their Class A shares. See “Principal and Selling Shareholders—Shareholders’ Agreement.” Any future conversion of Class A shares into Class B shares (including Class B shares represented by ADSs) would increase the number of Class B shares (or ADSs, as applicable) outstanding and, as a result, be dilutive to holders of Class B shares and ADSs.
Our shareholders or entities controlled by them or their permitted transferees will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC, as well as any other regulation (including anti-trust rules) that may apply. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their shares, including Class B shares issued upon conversion of Class A shares, the market price of our Class B shares and, as a result, the market price of the ADSs, may decline significantly. In addition, the perception in the public markets that such sales might occur may also adversely affect the market price of our Class B shares and the ADSs.
We, the selling shareholders, our officers and directors and shareholders representing           % of our common shares have agreed that, for a period of 180 days from the date of this prospectus and subject to certain exceptions, we will not, without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc., Banco BTG Pactual S.A.- Cayman Branch, UBS Securities LLC and Latin Securities S.A. Agente de Valores, as lock-up release agents, dispose of or hedge any of our common shares, ADSs, or any securities convertible into or exchangeable for

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our common shares or ADSs. Morgan Stanley & Co. LLC, BofA Securities, Inc., Banco BTG Pactual S.A.- Cayman Branch, UBS Securities LLC and Latin Securities S.A. Agente de Valores, in their sole discretion, and as lock-up release agents, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. This agreement is subject to a number of customary exceptions. In addition to the lock-up agreement, BYMA Regulations require that all of the shareholders of the Company commit, for a period of 180 days, not to dispose of their shares. See “Underwriting.”
Under Argentine law, minority shareholder rights may be fewer or less well-defined than in other jurisdictions.
Our corporate affairs are governed by our bylaws and by Argentine General Companies Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In particular, the Argentine legal regime concerning fiduciary duties of directors is not as comprehensive as in the United States, and rules and policies against self-dealing and regarding the preservation of shareholder interests may also be less well-defined and enforced in Argentina than in the United States, putting holders of our shares and ADSs at a potential disadvantage. Furthermore, in Argentina, there are no procedures for class action suits or shareholder derivative actions, and different procedural requirements exist for bringing shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.
The holders of our Class A shares will own approximately           % of our outstanding share capital after this offering, which represents approximately           % of the voting power of our outstanding share capital and, subject to the provisions of the Shareholders’ Agreement, will continue to control us and have the ability to direct our business.
Following this offering, each Class A common share will entitle its holder to five votes per share, and each Class B common share will entitle its holder to one vote per share. Due to the five-to-one voting ratio between our Class A and Class B shares, holders of our Class A shares will continue to control a majority of the combined voting power of our common shares as long as they collectively hold more than 16 ⅔ % of our aggregate outstanding Class A shares and Class B shares. Therefore, the holders of our Class A shares will be able to, subject to the provisions of the Shareholders’ Agreement, elect a majority of the members of our board of directors following the completion of this offering. See “Description of Bylaws and Capital Stock.”
Following the completion of this offering, the holders of our Class A shares will own approximately           % of our outstanding share capital, which represents approximately           % of the voting power of our outstanding share capital. In addition, holders of Class A shares have entered into a shareholders’ agreement, which among other matters, includes arrangements for the exercise of their voting rights with respect to their Class A shares. See “Principal and Selling Shareholders—Shareholders’Agreement.”
As a result, the holders of our Class A shares will be entitled to elect a majority of our directors and may exercise control over other general corporate matters. The interests of the holders of our Class A shares may differ from your interests as a holder of Class B shares (including Class B shares represented by ADSs), and they may take actions that may not be in the interest of other shareholders. So long as the holders of the Class A shares maintain their voting control through ownership of Class A shares, they will be able to exercise control over our business through their power to elect a majority of our board of directors, as well as to determine the outcome of almost all actions that require shareholder approval. For example, the holders of Class A shares will have the ability to cause us to declare dividends, to control our access to capital, and to approve or prevent mergers, acquisitions, or other significant corporate transactions. This concentration of voting power may have the effect of delaying, preventing, or deterring a change in control of the Company, could deprive the holders of Class B shares or ADSs of an opportunity to receive a premium for their shares as part of a sale of the Company, and may adversely affect the market price of the Class B shares or the ADSs.
As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors. See “—We will be a

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
‘controlled company’ within the meaning of the NYSE rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements” and “Principal and Selling Shareholders.”
The risk of deadlock among holders of our Class A shares could delay or prevent critical decisions and adversely affect our business and the market price of our listed Class B shares and ADSs.
Our capital structure concentrates voting control with a limited number of holders of our Class A shares. These holders collectively have the ability to determine the outcome of most matters submitted to a shareholder vote, including the election and removal of directors and approvals of mergers, consolidations, asset sales, and amendments to our governing documents. While this concentration of voting power may promote stability, it also creates the risk that disagreements among these controlling holders could result in a deadlock on strategic, financing, or governance matters.
Deadlocks among controlling holders of our Class A shares may arise in connection with, among other things, acquisitions or dispositions, joint ventures, capital allocation (including equity or debt offerings and dividend policy), leadership changes, related‑party transactions, amendments to our bylaws, or changes to our dual‑class structure. Because directors affiliated with different controlling holders may have divergent views or instructions, such disagreements could also manifest at the board level, particularly on matters where our governing documents, committee charters, or shareholder arrangements contemplate heightened approval thresholds, class‑based consents, or special vetoes.
A shareholder‑level or board‑level deadlock could delay or prevent timely decision‑making, impede execution of our strategy, and inhibit our ability to respond to competitive or market developments. Prolonged disputes can divert management attention, increase advisory, legal, and administrative costs, and create uncertainty for employees, customers, suppliers, and other stakeholders. Any of these outcomes could adversely affect our business, financial condition, and results of operations, and could depress the trading price of our listed Class B shares and ADSs. Even if ultimately resolved, a deadlock may be settled on terms that favor one group of controlling holders of Class A shares over other shareholders, including holders of our Class B shares or ADSs.
We will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.
Upon completion of this offering, our Class A shareholders will control a majority of our combined voting power. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
•the requirement that a majority of its board of directors consist of independent directors;
•the requirement that its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopts a written charter or board resolution addressing the nominations process; and
•the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
As a foreign private issuer, we are permitted to follow home country practices in lieu of the corporate governance standards of the NYSE Listed Company Manual, with certain exceptions. See “Management—Corporate Governance Practices.” As a result, we do not intend to have a nomination committee or a compensation committee, nor to follow NYSE standards for the independence determination of our board of directors following this offering.
In the event we no longer qualify as a foreign private issuer in the future, we may choose to rely on the “controlled company” exemptions and not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
requirement that we have a compensation committee and nominating committee composed entirely of independent directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE rules.
The payment and amount of dividends are subject to the determination of our shareholders. In addition, foreign exchange restrictions may impair your ability to receive dividends and distributions on the Class B shares underlying the ADSs.
In accordance with the Argentine General Companies Law, after allocating at least 5% of our annual net earnings to constitute a mandatory legal reserve until such reserve reaches 20% of our capital stock, we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our consolidated financial statements prepared in accordance with IFRS Accounting Standards. The payment, amount and timing of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.
In addition, the Argentine government has, in the recent past, imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Currently, significant restrictions are in place that limit and condition the ability to convert Argentine currency into foreign currency, transfer foreign currency abroad and conduct certain transactions involving securities. These restrictions apply, to varying degrees, to Argentine and non-Argentine investors, including individuals and legal entities, and other entities such as us and the Depositary. See “Exchange Rates and Exchange Controls.” Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the Class B shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.
Additionally, the terms and conditions of issuance of our U.S.$400 million 7.750% Senior Notes Due 2033 (the “Series XLIX Notes”) impose certain restrictions on our ability to distribute earnings and dividends. See “Dividends and Dividends Policy.”
You may not receive distributions on the Class B shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the Class B shares after deducting its fees and expenses. You will receive these distributions in proportion to the number of the Class B shares your ADSs represent. However, in accordance with the limitations set forth in the Deposit Agreement, it may be unlawful or not feasible to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, Class B shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on the Class B shares or any value from them if it is unlawful or not feasible to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.
We will be required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, and significant expenses to remediate any internal control deficiencies and could ultimately have an adverse effect on the market price of the ADSs.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the year ended December 31, 2027, our management will be required to report on the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and

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possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, and can provide no assurance that from time to time we will not identify concerns that could require remediation. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting we will not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 which may have an adverse effect on us.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.
Following the completion of the global offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC in addition to our existing reporting requirements by the CNV. Complying with these reporting and regulatory requirements will be time consuming, resulting in increased costs to us or other adverse consequences. As a public company, we will be subject to the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, as well as to the Argentine Capital Markets Law and CNV Rules. These requirements may place a strain on our systems and resources. The Exchange Act applicable to us requires that we file annual and current reports with respect to our business and financial condition. Likewise, CNV Rules require that we make annual and quarterly filings and that we comply with disclosure obligations including current reports. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition.
As a foreign private issuer, we are not subject to certain NYSE corporate governance rules applicable to U.S. listed companies.
We rely on a provision in the NYSE Listed Company Manual that allows us to follow Argentine law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE. For example, we are exempt from NYSE regulations that require a listed U.S. company, among other things, to:
•have a majority of our board of directors be independent;
•establish a nominating and compensation comprised entirely of independent directors;
•adopt and disclose a code of business conduct and ethics for directors, officers and employees; and
•have an executive session of solely independent directors each year.
We will have broad discretion in the use of the net proceeds to us from this offering.
Our board of directors and management will retain broad discretion in the application, and timing of application, of the net proceeds to us from the global offering. See “Use of Proceeds.” You may not agree with how we use such net proceeds. There can be no assurance regarding the results and the effectiveness of our use of such net proceeds.
It may be difficult to enforce civil liabilities against us or our directors or officers.
We are incorporated in Argentina. All of our directors and executive officers reside outside the United States, and substantially all of our and their assets are located outside the United States. As a result, it may not be possible

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for you to effect service of process within the United States upon these persons or to enforce judgments against them or us in U.S. courts. We have been advised by our special Argentine counsel, Bruchou & Funes de Rioja, that there is doubt as to the enforceability in original actions in Argentine courts of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Argentine courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws. The enforcement of such judgments will be subject to compliance with certain requirements under Argentine law, such as Articles 517 through 519 of the Argentine Code of Civil and Commercial Procedure, including the condition that such judgments do not violate the principles of public policy (orden público) of Argentine Law, as determined by an Argentine court. See “Enforceability of Civil Liabilities.”
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement. If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would analyze whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.
No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
Our shareholders may be subject to liability for certain votes of their securities.
Our shareholders are not liable for our obligations. Instead, the liability of shareholders for any company losses is limited to the amount of their respective shareholdings in the company. However, under Argentine law shareholders who have a conflict of interest with us and do not abstain from voting on a resolution that ultimately causes damages to us may be held liable for such damages, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders with a conflict of interest who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine General Companies Law or our bylaws may be held jointly and severally liable, without limitation, for damages to us or to other third parties, including other shareholders. See “Description of Bylaws and Capital Stock—Conflicts of Interest” and “Description of Bylaws and Capital Stock—Shareholders’ Liability.”
Mandatory tender offer regime in Argentina may dissuade transactions that could be favorable to the shareholders.
We are subject to the mandatory tender offer rules set forth in the Argentine Capital Markets Law. These rules provide that any person who, individually or through a concerted action (as defined in Argentine Capital Markets Law), effectively acquires a controlling interest in a company whose shares are admitted to the public offering

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regime shall be required to make a tender offer (Oferta Pública de Adquisición, or OPA), determined in accordance with the Argentine Capital Markets Law and the CNV Rules.
In addition, the Productive Finance Law, enacted on May 9, 2018, amended the mandatory tender offer provisions in the Argentine Capital Markets Law. Among other amendments, the Productive Finance Law (i) established guidelines for the determination of the offer price and procedure for the objections thereto; (ii) grants the CNV the power to determine if the purchaser has the power to exercise the corporate rights derived from the acquired shares, and therefore, if such person effectively has control of the company; (iii) grants the CNV the power to establish exceptions to the obligation to launch a mandatory tender offer if the target voluntary withdraws from the public offering regime; and (iv) in the case of a voluntary tender offer, allows the purchaser to set the offer price at its discretion, without applying the guidelines for determining the price set forth in (i) above. The restrictions on change of control offers may limit the holder’s ability to sell or purchase our ADSs. See “Description of Bylaws and Capital Stock—Mandatory Tender Offer Regime.”
Our dual-class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on the trading price of our Class B shares and ADSs.
For further information regarding shareholdings in our company, see “Principal and Selling Shareholders.” In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares of common stock from such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public shareholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, would not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual-class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. It continues to be unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class B shares and ADSs less attractive to investors and, as a result, the market price of our Class B shares and ADSs could be adversely affected.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains or incorporates by reference forward-looking statements within the meaning of U.S. federal securities laws. You can identify these statements because they are not limited to historical fact or they use words such as “outlook,” “may,” “will,” “should,” “could,” “would,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “forecast,” “confident,” “opportunities,” “goal,” “prospect,” “positioned,” “intend,” “committed,” “continue,” “future,” “guidance,” “years ahead,” “looking ahead,” “going forward,” “focused on,” “will likely result,” “can,” “project,” “accelerate,” “schedule,” “on track,” “seek,” “ensure,” “potential,” “pipeline,” “objective,” “focused on,” “predict,” “look to,” “likely to,” “scheduled to,” or “subject to” and similar expressions that concern our strategy, plans, intentions, initiatives, or beliefs about future occurrences or results.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur and we and the underwriters undertake no obligation to update publicly or revise any forward-looking statements and estimates whether as a result of new information, future events or otherwise.
Forward-looking statements include, but are not limited to, statements regarding our current belief or expectations as of the date of this prospectus and estimates on future events and trends that affect or may affect our business, financial condition, results of operations, liquidity, prospects and the trading price of our Class B shares, including our growth plan and pipeline of new projects. Although such forward-looking statements are based on assumptions and information currently available to us, which we believe to be reasonable, none of the forward-looking statements, whether expressed or implied, are indicative of or guarantee future results. Given such limitations, you should not make any investment decision on the basis of the forward-looking statements contained herein.
All forward-looking statements are subject to risks, uncertainties and other factors (including, without limitation, those described under “Risk Factors”) that may cause our actual results to differ materially from those which we expected. Key factors that could cause actual results to differ materially from the expectations expressed in or implied by such forward-looking statements, include, but are not limited to:
•political, macroeconomic, financial, business, regulatory and social conditions in Argentina;
•changes in governmental policies in Argentina and their effect on the economy and the Argentine electricity industry;
•sustained levels of high inflation in Argentina;
•exchange rate fluctuations, including a continued devaluation of the Argentine Peso;
•exchange controls, restrictions on transfers abroad and restrictions on capital inflows and outflows;
•import restrictions on products that are key for the maintenance of our assets;
•governmental policies and regulations affecting the Argentine electricity industry, including the continued investment in renewable generation and reductions in government subsidies to consumers;
•market conditions in the electricity industry, including changes in prices, supply and demand and in the payment capacity of our clients;
•our ability to develop new energy generation projects in our pipeline of projects, in a timely manner and according to budget or at all;
•the availability of financing on reasonable terms, including as a result of conditions in regional and global markets;
•our ability to undertake acquisitions on favorable terms, or at all;
•competition in our markets;

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•transmission and distribution constraints in Argentina;
•our ability to renew or enter into new PPAs for the sale of generation capacity and electricity on favorable terms, or at all;
•uncertainty regarding the accuracy of our assumptions and estimates with respect to the expected wind resources, wind speed and capacity factors available at our wind farm and wind farm projects;
•the availability of our power plants;
•the financial ability and willingness of CAMMESA, and ENARSA, in which the Argentine government holds a significant stake, to meet its payment obligations under our PPAs and our ability to collect amounts in a timely manner from CAMMESA or ENARSA, or other clients;
•our ability to sell assets relating to our thermal generation plants upon the expiration of our PPAs;
•the operational risks related to the electric power generation;
•changes to our capital expenditure plans;
•our ability to retain key members of our senior management and technical employees;
•our relationship with our employees;
•macroeconomic or political developments in other countries that impact conditions in Argentina;
•cybersecurity events, including potential cyberattacks;
•downturns in the capital markets and changes in capital markets in general that may affect perceptions towards Argentina or Argentine companies, and in particular, towards the renewable energy markets; and
•additional matters identified in “Risk Factors.”
We caution you that the foregoing list of significant factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Many of these risks are beyond our ability to control or predict. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.
We caution you that the important factors referenced above may not contain all of the factors that are important to you. We cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. We undertake no obligation, and specifically disclaim any duty, to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law. As a result of these risks and uncertainties, we caution you not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, us.

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USE OF PROCEEDS
We estimate that the net proceeds from our issuance and sale of                Class B shares in the global offering will be approximately U.S.$              , assuming an initial public offering price of U.S.$              per Class B share and U.S.$              per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class B shares, which may (at the option of the international underwriters) be represented by ADSs by the selling shareholders.
Each U.S.$1.00 increase (decrease) in the assumed initial public offering price of U.S.$              per Class B share would increase (decrease) the net proceeds to us from the global offering by approximately U.S.$              , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of                          in the number of Class B shares we are offering would increase (decrease) the net proceeds to us from the global offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately U.S.$            , assuming the assumed initial public offering price stays the same.
The principal purposes of the global offering are to obtain additional resources to support the development and growth of our business, provide us with greater financial flexibility, create a public market for our ADSs and Class B shares and facilitate our future access to the capital markets. We intend to use the net proceeds to us from the global offering for general corporate purposes, which may include investing in the expansion of our operations in Argentina (including through the development of our project pipeline and/or acquisitions). We will have broad discretion in allocating the portion of the net proceeds from the global offering.
Although we currently anticipate that we will use the net proceeds from the global offering as described above, there may be circumstances where a reallocation of funds is necessary. The amounts and timing of our actual expenditures will depend upon numerous factors, including the factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from the global offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds.
Pending the determination of the net proceeds from this offering, we intend to invest them in a variety of capital preservation investments, including short-term, interest-bearing instruments and government securities. No assurance can be given that we will invest the net proceeds from this offering in a manner that produces income or that does not result in a loss in value.

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DIVIDENDS AND DIVIDEND POLICY
We have not adopted and have no current plans to adopt, a formal dividend policy. We have not paid any cash dividends in recent years and do not expect to pay any cash dividends on our Class B shares for the foreseeable future. We currently intend to retain any additional future earnings to finance our operations and growth.
In the future, we could decide to pay dividends in accordance with applicable law and based on various factors then existing, including:
•our financial condition, results of operations and current and anticipated cash needs;
•general economic and business conditions;
•our strategic plans and business prospects;
•legal, contractual and regulatory restrictions on our ability to pay dividends; and
•other factors that our board of directors may consider to be relevant.
Under the Argentine General Companies Law, the declaration and payment of annual dividends, to the extent that the company presents retained earnings in accordance with IFRS Accounting Standards and CNV Rules, are determined by shareholders at the annual ordinary shareholders’ meeting. In addition, under the Argentine General Companies Law, 5% of the net income for the fiscal year calculated in accordance with IFRS Accounting Standards and CNV Rules must be appropriated by resolution adopted at shareholders’ meetings to a legal reserve until such reserve equals 20% of the capital stock. This legal reserve is not available for distribution.
The holders of ADSs are entitled to receive dividends to the same extent as the owners of our Class B shares.
Amount Available for Distribution
Dividends may be lawfully declared and paid only out of our earnings stated in our annual financial statements approved by the annual ordinary shareholders’ meeting. Any dividends we may declare in the future will be based on our financial statements presented in Argentine Pesos (see notes 3.17 and 5.i.3 to our Audited Financial Statements). Under the Argentine General Companies Law, listed companies may distribute provisional dividends or dividends in advance resulting from interim financial statements.
Under the Argentine General Companies Law and our bylaws, our annual net income (as adjusted to reflect changes in prior years’ results) is allocated in the following order: (i) to comply with our legal reserve requirement of 5% of our net income until such reserve equals 20% of the capital stock; (ii) for compensation of the board of directors and supervisory committee; (iii) the balance after (i) and (ii), as otherwise decided by our shareholders at the annual ordinary shareholders’ meeting. Dividends must be paid in proportion to the respective contributions within the year of their approval.
Our board of directors submits our financial statements for the preceding fiscal year, together with reports thereon by our Supervisory Committee (comisión fiscalizadora) and the independent accountants, for approval at the annual ordinary shareholders’ meeting. Within four months from the end of each fiscal year, an ordinary shareholders’ meeting must be held to approve our annual financial statements and determine the appropriation of our net income for such year.
Under applicable CNV Rules, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization by the CNV for the public offering of the shares relating to such dividends. Nevertheless, if the Class B shares are traded in BYMA, as the Company intends to, the BYMA Listing Rules state more restrictive period of times: in the case of cash dividends, within ten business days from the resolution adopted by the competent corporate body; and in the case of stock dividends in certificated shares, or in a combination of certificated shares and cash, within 20 business days from the authorization being obtained, which period shall be reduced to ten business days in the case of book-entry shares (acciones escriturales), such as the

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Class B shares. The statute of limitations in respect of the right of any shareholder to receive dividends declared by the shareholders’ meeting is five years from the date on which it has been made available to the shareholder.
Subject to Argentine law, foreign exchange regulations and the terms of the deposit agreement, holders of ADSs will be entitled to receive dividends, if any, declared on the shares, including Class B shares represented by such ADSs to the same extent as the holders of the Class A and Class B shares. Cash dividends will be paid in Argentine Pesos and will be converted by the ADS Depositary into U.S. Dollars at an exchange rate determined by it on the date of conversion if so permitted by, and subject to the limits set forth in, applicable foreign exchange regulations in place at such time, and, paid to the holders of ADSs, net of any dividend distribution fees, currency conversion expenses, taxes or governmental charges. If dividend payments cannot be made in U.S. Dollars outside Argentina, the transfer outside Argentina of any funds collected by foreign shareholders in Pesos in Argentina may be subject to certain restrictions. According to current foreign exchange regulations, we can remit foreign currency abroad as profits and dividends to non-resident shareholders, provided that those distributions arise from distributable earnings based on net income reported in audited annual financial statements for fiscal years beginning on or after January 1, 2025. Foreign exchange restrictions in place at the time of any future payment of dividends could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of Class B shares, as the case may be, from Pesos into U.S. Dollars and the remittance of the U.S. Dollars abroad. See “Exchange Rates and Exchange Controls” and “Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and our financial condition and results of operations.”
The terms and conditions of issuance of our Series XLIX Notes impose certain restrictions on our ability to distribute earnings and dividends. In this regard, under the indenture governing such notes, dated as of December 2, 2025 (the “Series XLIX Indenture”) we may pay dividends only if (A) no Default or Event of Default (each as defined in the Series XLIX Indenture) has occurred and is continuing, and (B) we would be permitted to incur (as defined in the Series XLIX Indenture) at least U.S.$1.00 of additional Debt (as defined in the Series XLIX Indenture), under the Series XLIX Indenture, which would require an Interest Coverage Ratio (as defined in the Series XLIX Indenture) of at least 2.00:1.00 and a Net Leverage Ratio (as defined in the Series XLIX Indenture) not exceeding 3.50:1.00. Certain dividends are permitted without meeting these conditions, including dividends payable in Qualified Equity Interests (as defined in the Series XLIX Indenture), dividends to the Restricted Subsidiaries (as defined in the Series XLIX Indenture), and Restricted Payments (as defined in the Series XLIX Indenture) up to 10.0% of the prior fiscal year’s Consolidated Net Income (as defined in the Series XLIX Indenture). Additionally, if the Series XLIX Notes achieve Investment Grade (as defined in the Series XLIX Indenture) ratings from at least two of the three Rating Agencies (as defined in the Series XLIX Indenture) and no Default is continuing, the dividend restriction covenant described herein will be suspended automatically, permitting greater flexibility for dividend distributions during such period.

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EXCHANGE RATES AND EXCHANGE CONTROLS
Exchange Rates
From 1991 until the end of 2001, Law No. 23,928 (the “Convertibility Law”) established a fixed exchange rate of Ps.1.00 per U.S. Dollar. On January 6, 2002, the Public Emergency Law ended the U.S. Dollar-Argentine Peso parity. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the Peso has been allowed to float freely against other currencies since February 2002, although the Argentine government has retained the power to intervene by buying and selling foreign currency on its own account, a practice in which it engages on a regular basis.
Currency controls that tightened restrictions on capital flows, and the official exchange rate between the Argentine Peso and the U.S. Dollar and transfer restrictions that substantially limit the ability of companies to retain foreign currency or make payments abroad are currently in place in Argentina and have been for alternating periods during the past years. By means of Decree No. 609/2019 (the “Decree 609”) dated September 1, 2019, as amended, the Argentine executive branch reinstated foreign exchange controls and authorized the BCRA to (a) regulate access to the foreign exchange market (the “Foreign Exchange Market”) for the purchase of foreign currency and outward remittances; and (b) set forth regulations to avoid practices and transactions aimed at eluding, through the use of securities and other instruments, the measures adopted through the Decree 609. As of the date of this prospectus, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication “A” 8307, as subsequently amended and supplemented from time to time by BCRA’s communications (the “Foreign Exchange Regulations”).
The BCRA requested the CNV to implement aligned measures to avoid elusive practices and operations. In this sense, the CNV, in line with the provisions of Article 3 of the Decree 609, established various measures to avoid such elusive practices and operations. The following table sets forth the annual low, high, average and period-end exchange rates for the periods indicated, expressed in nominal Argentine Peso per U.S. Dollar, based on rates quoted by the BCRA under its Communication “A” 3500. The Federal Reserve Bank of New York does not report a noon buying rate for the Argentine Peso.

Year ended December 31,	Low	High	Average(1)	Period End
2020	59.82	84.15	71.61	84.15
2021	84.70	102.75	95.80	102.75
2022	103.04	177.13	133.55	177.13
2023	178.14	808.48	317.16	808.48
2024	810.65	1,032.50	925.10	1,032.50
2025	1,032.75	1,487.08	1,262.38	1,459.42
Month
January 2026	1,427.03	1,472.73	1,449.33	1,447.67
February 2026	1,367.24	1,451.70	1,409.66	1,408.97
March 2026 (through March 12, 2026)	1,396.45	1,418.28	1,405.78	1,399.67
__________________
Source: BCRA – Communication “A” 3500
(1)Calculated using the average of the exchange rates on the last day of each month during the period (for annual periods), and the average of the exchange rates on each day during the period (for monthly periods).
No representation is made that Argentine Peso amounts have been, could have been or could be converted into U.S. Dollars at the foregoing rates on any of the dates indicated.
Foreign Exchange Regulations
For the purposes of this section, (i) “foreign currency” means any currency other than the Argentine Peso; and (ii) “Foreign Exchange Regulations” means the foreign exchange regulations issued by the Central Bank pursuant to Communication “A” 8307 as amended and supplemented from time to time.

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Communication “A” 8226 issued by the Central Bank on April 11, 2025, and effective as of April 14, 2025, implemented certain measures to ease foreign exchange restrictions and introduce greater flexibility to the Foreign Exchange Regulations. As a result, as of the date of this prospectus, the restrictions for the payment of imports in place since December 13, 2023, have been eased. However, certain BCRA restrictions on the access to the Foreign Exchange Market remain in force. Below is a description of the main Foreign Exchange Regulations.
Specific Provisions for Income from the Foreign Exchange Market
Entry and Settlement of the Proceeds from the Export of Goods Through the Foreign Exchange Market
The Foreign Exchange Regulations require that proceeds from the export of goods entering the country are settled in Argentine Pesos through the Foreign Exchange Market within a specific timeframe, depending on the type of good. Regardless of these maximum settlement periods, export proceeds must be entered into the country and settled in Argentine Pesos in the Foreign Exchange Market within 20 business days from the date of collection. However, the ability to use this period is subject in all cases to compliance with the deadlines established in the Foreign Exchange Regulations for each type of good.
If the client is a Special Purpose Vehicle (“VPU,” as per its acronym in Spanish) adhering to RIGI that has declared to the Ministry of Economy its intention to claim the benefits established in Section 198 of the Bases Law, regarding the collection of export proceeds from goods and services, the repatriation and settlement percentages set forth in sections 14.1.1 and 14.1.2 of the Foreign Exchange Regulations shall apply, as appropriate.
Amounts received in foreign currency as compensation for losses related to exported goods must also be entered into the country and settled in Argentine Pesos through the Foreign Exchange Market, up to the value of the insured exported goods.
Advances, pre-financing, and post-financing from abroad must be entered into the country and settled in the Foreign Exchange Market within 20 business days from the date of collection or disbursement abroad, subject to the requirements and exceptions established in section 7.1.3 of the Foreign Exchange Regulations.
There are some exceptions to the obligation to settle through the Foreign Exchange Market, including, but not limited to, collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022, also known as Régimen De Fomento De Inversiones Para Exportaciones De Las Actividades De La Economía Del Conocimiento), provided that the funds have been entered into the country within the regulatory timeframes and all other conditions set forth in the Foreign Exchange Regulations are met.
The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the Foreign Exchange Market corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up the relevant transaction certifies that the entry and settlement have taken place.
Application of Foreign Currency from Export Proceeds
The application of foreign currency from export proceeds of goods occurs when it has been certified that the exported goods or the foreign currency received for them have been used to settle principal, interest, and/or issuance costs of financing transactions, pay profits and dividends, and/or carry out the repatriation of a direct investment by a non-resident shareholder in the cases detailed below, all in accordance with section 7.3 of the Foreign Exchange Regulations:
(i)Settled export advances of goods;
(ii)Settled export pre-financing of goods;
(iii)Settled export post-financing of goods;
(iv)Settlements related to exports financed by foreign importers through local financial institutions;

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(v)Financial loans with contracts in force as of August 31, 2019, the terms of which provide for servicing obligations through the application of export proceeds abroad;
(vi)Export pre-financing and financing granted or guaranteed by local financial institutions pending as of August 31, 2019, that were not settled through the Foreign Exchange Market;
(vii)Export advances and pre-financing from abroad pending as of August 31, 2019, that were not settled through the Foreign Exchange Market, provided that prior approval has been obtained or the mechanism described in section 9.3.3.2 of the Foreign Exchange Regulations is applied;
(viii)Financial transactions authorized for the application of export proceeds from goods and services;
(ix)Transactions authorized for the application of export proceeds from goods under the Investment Promotion Regime for Exports (Decree No. 234/21);
(x)Financing related to goods imports authorized for the application of export proceeds from goods;
(xi)Export advances, pre-financing, and post-financing from abroad with partial settlement pursuant to the provisions of Decrees No. 492/23, 549/23, 597/23, and 28/23.
Obligation to Settle Foreign Currency from Exports of Services
As a general rule, payments received for the provision of services by residents to non-residents must be entered and settled through the Foreign Exchange Market within twenty business days from the date of their collection abroad or in Argentina or their crediting to foreign accounts.
In the case of funds received or credited abroad, the collection and liquidation may be considered completed for the amount equivalent to the usual expenses debited by the financial entities abroad for the transfer of funds to the country.
If the client is a VPU under the RIGI and has notified the Ministry of Economy of its intention to avail itself of the benefits set out in Article 198 of the Bases Law (which states that VPUs are not required to enter or settle in the Foreign Exchange Market the foreign currency obtained from activities other than the export of goods, including services), the exception provided in Section 14.1.3 of the Foreign Exchange Regulations will apply. This section specifies that payments for services provided to non-residents by a VPU with a RIGI-backed project will be exempt from the requirement to enter and/or settle the foreign currency value, as long as the service was provided or accrued from the start-up date of the VPU, as reported by the Ministry of Economy to the Central Bank.
Certain situations outlined in section 2.2.2 of the Foreign Exchange Regulations are exempt from the settlement obligation for proceeds from the export of services, as long as these proceeds are repatriated within the established deadlines. These exceptions include: (a) certain export proceeds received by individuals that comply with specific regulatory requirements; (b) certain exports of services rendered by legal entities that qualify as beneficiaries of the “Knowledge Economy Promotion Regime” (pursuant to Law No. 27,506 and its Regulatory Decree No. 1034/2020) and meet specific conditions; and (c) certain export proceeds from services related to international tourism operations in Argentina.
Through Communication “A” 8226 of the BCRA, which became effective on April 14, 2025, subsections (b) and (c) of Section 2.2.2.1.iv) of the Foreign Exchange Regulations, relating to outflow transactions through the foreign exchange market conducted by individuals, were repealed.
Disposal of Non-Financial, Unproduced Assets
The consideration received by residents from the disposal of non-financial, unproduced assets to non-residents must be entered into the country in foreign currency and settled through the Foreign Exchange Market within 20 business days from the date of receipt abroad or in Argentina, or from the date of crediting to foreign accounts.

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In the case of funds received or credited abroad, the entry and settlement requirement may be considered fulfilled for the amount equivalent to the usual charges debited by foreign financial institutions for transferring the funds to the country.
The Foreign Exchange Regulations define disposals of non-financial, unproduced assets as transactions involving the transfer of intangible assets associated with economic property rights, including, among others: (a) fishing rights; (b) mining rights; (c) airspace and electromagnetic spectrum rights; (d) athlete transfer fees, including training compensation rights received from transactions between third parties; and (e) patents, copyrights, concessions, leases, trademarks, logos, and internet domains, provided they are sold separately from the entity that owns them.
Debt Securities Subscribed Abroad and External Financial Indebtedness
Debt securities publicly registered abroad, other external financial indebtedness, and foreign currency-denominated debt securities publicly registered in Argentina fully subscribed abroad (“External Financial Indebtedness’), disbursed as from September 1, 2019, must be entered into Argentina and settled in the Foreign Exchange Market as a requirement to service their capital and interest payments. Consequently, although the settlement of the proceeds from such transactions is not mandatory, failing to settle it will prevent future access to the Foreign Exchange Market for reimbursement purposes.
Additionally, as further conditions for such access to the Foreign Exchange Market, the transaction must have been declared in the External Assets and Liabilities Survey, and access to the Foreign Exchange Market must occur no more than three business days prior to the due date of the capital or interest service to be paid.
In the case of a capital payment of debt securities issued as from November 8, 2024 made through a transfer abroad, access to the Foreign Exchange Market must occur at least 365 calendar days after their issuance date. This minimum term will be reduced to 180 calendar days for securities issued on or between April 21, 2025 and May 15, 2025, and increased to 18 months for securities issued on or after May 16, 2025, pursuant to Communication “A” 8244 issued by the BCRA on May 15, 2025, which was consolidated in the Foreign Exchange Regulations by means of Communication “A” 8307, issued by the BCRA on August 25, 2025.
Access to the Foreign Exchange Market to make payments more than three days in advance of the due date is, as a general rule, subject to prior authorization from the Central Bank. The following cases of early repayment may be exempt from such prior authorization, provided they meet several requirements outlined in Section 3.5 of the Foreign Exchange Regulations: (i) early repayment of principal and interest of a debt security that qualifies as External Financial Indebtedness or a foreign currency financing from a local financial institution (not granted from a foreign credit line) with the settlement of funds entered into the country by the issuance of a new debt security that qualifies as External Financial Indebtedness; (ii) early repayment of principal and interest with the simultaneous settlement of other External Financial Indebtedness, issued within the framework of a refinancing, repurchase and/or early redemption of debt; (iii) early repayment of interest in the context of a debt exchange process involving debt securities that qualify as External Financial Indebtedness; (iv) early repayment of principal and interest simultaneously with the settlement of new External Financial Indebtedness granted by a local financial institution through a foreign credit line; (v) early repayment of principal and interest by a VPU adhering to the RIGI; and (vi) early repayment of principal and interest of a debt security that qualifies as External Financial Indebtedness of foreign currency financing from a local financial institution (not granted from a foreign credit line) simultaneously with settlement of new foreign currency financing granted by a local financial institution.
Furthermore, prior approval from the Central Bank is required for local residents to access the Foreign Exchange Market for the payment of principal and interest related to External Financial Indebtedness with related parties. Certain specific exceptions apply, as detailed in Section 3.5.6 of the Foreign Exchange Regulations. See “—Payments Related to Debts with Related Parties.”
Additionally, under Section 3.11.2 of the Foreign Exchange Regulations, entities may grant access to the Foreign Exchange Market to residents in order to make payments for services related to External Financial Indebtedness or debt securities registered in Argentina, in accordance with Section 3.6.1.3 of the Foreign Exchange

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Regulations, to purchase foreign currency before the deadline permitted by the regulations, under the following conditions:
(i)The funds acquired are deposited in foreign currency accounts held by the client in local financial institutions;
(ii)The intervening entity has verified that the indebtedness, the service of which will be paid with these funds, complies with the applicable Foreign Exchange Regulations that allow such access; and
(iii)The client’s access falls within one of the following situations:
(a)It is made within the 60 calendar days prior to the due date, with a daily amount not exceeding 10% of the amount to be paid; or
(b)It is made within five business days prior to the regulatory deadline allowed in each case, with a daily amount not exceeding 20% of the amount to be paid.
Furthermore, Communication “A” 8245 issued by the BCRA on May 22, 2025 (which was subsequently consolidated into the Foreign Exchange Regulations under Communication “A” 8307) stipulates that, in order to access the Foreign Exchange Market to repay principal maturities of debt securities issued by local financial institutions through transactions arranged as of May 26, 2025, as an additional condition, the payment must take place only after at least 12 months have passed since the date of issuance. In addition, it establishes that the settlement requirement set forth in subsection (i) of section 3 of Communication “A” 8230 (which was subsequently consolidated into the Foreign Exchange Regulations under Communication “A” 8307) will also be considered fulfilled when the non-resident client has directly applied foreign currency as of May 23, 2025 to the primary subscription of debt securities issued by the Argentine National Treasury (Tesorería General de la Nación). Likewise, the requirement of subsection (iii) of the aforementioned section will be considered fulfilled when the Argentine National Treasury debt security subscribed in foreign currency has an average life of no less than 180 calendar days.
Specific Provisions on Access to the Foreign Exchange Market
General Requirements
As a general rule, and in addition to the specific rules of each transaction for access, certain general requirements must be complied with by a local company or individual to access the Foreign Exchange Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad; payment of services rendered by non-residents; distribution of profits and dividends; payment of debt securities issued abroad and external financial indebtedness; interest payments on debts for the import of goods and services, among others) without requiring prior approval from the Central Bank. In this regard, the local company or individual must file an affidavit stating that:
At the time of access to the Foreign Exchange Market, all of its foreign currency holdings in Argentina are deposited in accounts in financial institutions, and (ii) at the beginning of the day on which it requests access to the Foreign Exchange Market, it does not hold Argentine certificates of deposit (for its acronym in Spanish, “CEDEARs”) representing foreign shares and/or available liquid foreign assets that together have a value greater than U.S.$100,000. For these purposes, “foreign liquid assets” are considered to be holdings of banknotes and coins in foreign currency, cash in gold coins or bars of good delivery, demand deposits in financial institutions abroad and other investments that allow immediate availability of foreign currency. On the other hand, funds deposited abroad that cannot be used by the client because they are reserve or guarantee funds created by virtue of the requirements set forth in foreign debt contracts or funds created as guarantee for derivative transactions arranged abroad should not be considered as liquid foreign assets available. Export pre-financing arrangements covered by Section 7.8.9 will also not be considered available liquid foreign assets. In the event that the client is a local government and exceeds the established limit, the institution may also accept an affidavit from the client stating that the excess was used to make payments for the Foreign Exchange Market through swap and/or arbitrage transactions with the deposited funds.

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In the event that the client holds foreign liquid assets and/or CEDEARs in an amount greater than that established in the preceding paragraph, the financial institution may also accept an affidavit from the client confirming that such amount has not been exceeded, considering that, partially or fully, the foreign liquid assets:
•have been used during that day for payments that would have had access to the Foreign Exchange Market;
•have been transferred to the client’s favor to a correspondent account of a local entity authorized to operate in foreign exchange;
•are funds deposited in foreign bank accounts in the client’s name, originating from proceeds of exports of goods and/or services, or advances, prefinancing, or post financing of exports of goods granted by non-residents, or from the sale of non-produced non-financial assets, for which the 20 business day period from their receipt has not elapsed;
•are funds deposited in foreign bank accounts in the client’s name, originating from External Financial Indebtedness, and the amount does not exceed the equivalent required to pay capital and interest in the next 365 calendar days;
•are funds deposited in foreign bank accounts in the client’s name, originating from disbursements received abroad after November 29, 2024 from External Financial Indebtedness, within the last 180 calendar days;
•are funds deposited in foreign bank accounts in the client’s name, originating from the sale of securities settled in foreign currency as outlined in section 3.16.3.6.(iii) of the Foreign Exchange Regulations;
•are funds deposited in foreign bank accounts in the client’s name, originating from debt securities issued in the last 120 calendar days, and falling under the provisions of sections 7.11.1.5. and 7.11.1.6 of the Foreign Exchange Regulations.
It undertakes the obligation to settle in the Foreign Exchange Market, within five business days of its availability, the funds received abroad from the collection of loans granted to third parties, time deposits, or the sale of any type of asset, to the extent that the asset subject to the sale was acquired, the deposit constituted or the loan granted after May 28, 2020, with certain exceptions.
On the date of access to the Foreign Exchange Market and in the previous 90 calendar days, either directly nor indirectly, nor on behalf or for the account of third parties, it:
•did not arrange sales in Argentina of securities with settlement in foreign currency,
•did not exchange securities issued by residents for foreign assets,
•did not transfer securities to depository entities abroad,
•did not acquire in Argentina securities issued by non-residents with settlement in Pesos,
•did not acquire CEDEARs representing foreign shares,
•did not acquire securities representing private debt issued in foreign jurisdiction, and
•did not deliver funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any entity (whether physical or legal, resident or non-resident, related or not), receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.
Pursuant to Communication “A” 8226 issued by the Central Bank on April 11, 2025, outflows through the Foreign Exchange Market carried out by resident individuals are not subject to the requirement set forth in this Section (c), and transactions executed up to and including that date shall not be taken into account for the purposes of the affidavit required in this Section (c). Moreover, pursuant to Communication “A” 8336 issued by the Central Bank on September 26, 2025, regarding the purchase of foreign currency by resident individuals for the purpose of

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
building external assets, the Central Bank required financial institutions to obtain in all cases a sworn statement from the client in which they declare their commitment not to carry out, directly, indirectly or on behalf of third parties, purchases of securities settled in foreign currency from the moment they request access to the Foreign Exchange Market and for the following 90 consecutive days.
It undertakes the obligation not to enter into any of the transactions described in paragraph (c) above from the time it requests access to the Foreign Exchange Market and for 90 calendar days thereafter, neither directly nor indirectly, nor on behalf or for the account of third parties.
Pursuant to the aforementioned Communication “A” 8226, outflows through the Foreign Exchange Market carried out by resident individuals are not subject to the requirement set forth in this Section (d).
Section 3.16.3.6 of the Foreign Exchange Regulations sets forth several transactions that should not be considered in the affidavits prepared to comply with items (c) and (d) above.
Section 3.16.3 of the Foreign Exchange Regulations adds that, in the event that the customer requesting access to the exchange market is a legal entity, in order for the transaction not to be covered by the requirement of prior approval by the Central Bank must be submitted to the corresponding financial institution an affidavit stating
•details of the physical or legal persons exercising a direct control relationship over the client and of other legal persons with which it is part of the same economic group. In determining the existence of a direct control relationship, the types of relationships described in Section 1.2.2.1 of the Large Exposures Regulation should be considered. Companies sharing a control relationship of the type defined in Sections 1.2.1.1 and 1.2.2.1 of the Large Exposures Regulations should be considered as members of the same “economic group”;
•that on the day on which it requests access to the Foreign Exchange Market and in the 90 days prior to that date, it has not delivered in Argentina any funds in local currency or other liquid local assets, except funds in foreign currency deposited in local financial institutions, to any individual or legal entity that exercises a direct control relationship over it, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services. Pursuant to Communication “A” 8226, transactions carried out up to and including April 11, 2025, shall not be taken into account for purposes of the affidavit described herein.
The requirements set forth in items (i) and (ii) above may be deemed fulfilled if the client seeking access has submitted:
(i)An affidavit confirming that, within the period established in item (e)(ii), except for transactions directly related to routine transactions in the course of its business activities, it has not transferred local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—to any individual or legal entity within Argentina.
(ii)An affidavit signed by each individual or legal entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii), confirming compliance with the requirements set forth in items (c), (d), and (e)(ii).
(iii)An affidavit signed by each individual or legal entity identified in item (e)(i), confirming either: (x) compliance with the requirements set forth in items (c) and (d), or (y) that, within the period established in item (e)(ii), except for transactions directly related to routine purchases of goods and/or services between residents, it has not received local currency funds or other liquid local assets—excluding foreign currency funds deposited in local financial institutions—originating from the client or from any entity identified in item (e)(i) to whom the client has transferred funds under the terms of item (e)(ii).
Clients who have acquired BOPREAL bonds in primary bidding under the provisions of “Transactions with BOPREAL” shall not be required to consider, for the purposes of preparing the affidavits set forth in items (c) and (d) above, sales of BOPREAL bonds settled in foreign currency in Argentina or abroad, or transfers of these bonds

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to custodians abroad, provided such transactions do not exceed the amount acquired in primary bidding. Likewise, they shall not be required to consider, in the aforementioned affidavits, sales of securities settled in foreign currency abroad or transfers of securities to custodians abroad, both executed on or after April 1, 2024, when the market value of such transactions does not exceed the difference between the value obtained from selling BOPREAL bonds settled in foreign currency abroad—acquired in primary bidding for eligible import-related debt for goods and services pursuant to the provisions of “Transactions with BOPREAL”—and their nominal value, if the former is lower.
Finally, Section 3.16.4 of the Foreign Exchange Regulations establishes that financial institutions must obtain prior approval from the Central Bank to grant access to the Foreign Exchange Market to individuals or legal entities listed by the ARCA in its database of invoices or equivalent documents classified as fraudulent by said authority. This requirement shall not apply to market access for the repayment of foreign currency financing granted by local financial institutions, including payments for foreign currency transactions made via credit or purchase cards.
Imports Payments
Section 3.1 of the Foreign Exchange Regulations allows access to the Foreign Exchange Market for the payment of imports of goods, establishing different conditions depending on whether they are payments of imports of goods with customs entry registration, or payments of imports of goods with pending customs entry registration, and based on the due date of the interest that such commercial debts accrue.
It also provides for the reestablishment of the “SEPAIMPO,” the import payment tracking system, for the purpose of monitoring import payments, import financing and the demonstration of the entry of goods into the country.
In addition, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with applicable regulations, including, among others, the settlement of import financing and the entry of imported goods.
With respect to access to the Foreign Exchange Market for the payment of imports of goods, the following provisions apply:
Payments for Imports of Goods with Customs Entry Registration as from December 13, 2023
Entities may provide access to the Foreign Exchange Market without prior Central Bank approval to make deferred payments for imports of goods with customs entry registration as from December 13, 2023, when in addition to the other applicable regulatory requirements, it is verified that the payment complies with the following schedule, according to the type of goods:
(i)from its customs entry registration, the payment corresponding to the following goods may be made: (i) petroleum or bituminous mineral oils, their preparations and residues (subchapters 2709, 2710 and 2713 of the MERCOSUR’s Common Nomenclature (Nomenclatura Común del MERCOSUR) (“NCM”); (ii) petroleum gases and other gaseous hydrocarbons (subchapter 2711 of the NCM); (iii) bituminous coal without agglomeration (subchapters 2701.12.00 of the NCM), when the import is carried out by an electricity generation plant; (iv) electricity (subchapters 2716.00.00 of the NCM) and (v) imports formalized from April 15, 2024 of natural uranium, enriched uranium and their compounds (subchapters 2844.10.00 and 2844.20.00 of the NCM), heavy water (subchapter 2845.10.00 of the NCM), or zirconium and its manufactures when corresponding to subchapter 8109.91.00 of the NCM, that are intended for the production of energy or fuels.
(ii)For all other goods, payment may be made starting 30 calendar days from the date of customs clearance of the goods.
Pursuant to Communication “A” 8226, for imports of all types of goods formalized as of April 14, 2025, the timeframe set forth in the previous paragraph shall be reduced to zero calendar days from the date of customs entry registration.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Entities may also grant access to the Foreign Exchange Market without the prior approval of the Central Bank to make deferred payments for imports of goods with customs entry registration as from December 13, 2023 before the terms set forth in this paragraph when, in addition to the other applicable regulatory requirements, the payment falls within the situations set forth in Section 10.10.2 of the Foreign Exchange Regulations.
Access to the Foreign Exchange Market to make payments with pending customs registration shall require the prior approval of the Central Bank except when, in addition to the other applicable requirements, the payment falls within the situations foreseen in Section 10.10.2 of the Foreign Exchange Regulations.
Stock of Debt. Imports of Goods:
Access to the Foreign Exchange Market to make import payments for goods whose customs entry registration occurred up to December 12, 2023, in addition to the remaining applicable requirements, shall require the prior conformity of the Central Bank except when they are transactions financed by financial entities or official credit agencies or international organizations; among other situations set forth in Section 10.11 of the Foreign Exchange Regulations.
Payment for Services Rendered by Non-Residents
Pursuant to Section 3.2 of the Foreign Exchange Regulations, entities may access the Foreign Exchange Market to make payments for services rendered by non-residents as long as they have documentation to support the existence of the service.
In the case of commercial debts for services, access is granted as from the expiration date, provided that it is verified that the transaction is declared, if applicable, in the last due presentation of the External Assets and Liabilities Survey.
Regarding access to the Foreign Exchange Market for the payment of service imports, the following provisions apply:
Payments for Services that Were or Will Be Rendered or Accrued on or After December 13, 2023.
Entities may give access to the Foreign Exchange Market to make payments for non-residents services that were or will be rendered as of December 13, 2023, when, in addition to the other applicable regulatory requirements, the transaction falls within one of the situations detailed below:
(i)The payment corresponds to a transaction that falls under the following concept codes:
S03. Passenger Transportation Services.
S06. Travel (excluding transactions associated with withdrawals and/or consumption with resident cards with non-resident suppliers or non-resident cards with Argentine suppliers).
S23. Audiovisual services.
S25. Government services.
S26. Health services by travel assistance companies.
S27. Other health services.
S34. Transactions related to card purchases or account debits made by residents with non-resident suppliers or non-resident cards with Argentine suppliers.
S35 Transactions associated with card or account debit purchases by residents with non-resident suppliers or by non-residents with Argentine suppliers for the remote purchase/sale of goods

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
S36 Transactions associated with withdrawals and/or purchases made with cards or account debits, by residents with non-resident suppliers or by non-resident with Argentine suppliers, excluding the provision of digital services not associated with travel or the remote purchase/sale of goods.
(ii)Expenses paid to foreign financial entities for their usual transactions.
(iii)The payment corresponds to a transaction classified under the concept “S31. Freight services for export of goods,” where the freight costs are included as part of the sales terms agreed upon with the buyer of the goods. The payment is executed once the export has been granted the shipment clearance by customs.
(iv)The payment corresponds to a transaction classified under the concept “S30. Freight services for import transactions of goods” and is executed once a period has passed, starting from the date the service was provided, equivalent to the time at which payment for the transported goods could begin to be deferred, as stipulated in Section 10.10.1 of the Foreign Exchange Regulations.
(v)The payment corresponds to a transaction classified under the concept “S24. Other personal, cultural, and recreational services” and is executed once a period of 90 calendar days has passed since the service was provided or earned. This period will be reduced to 30 calendar days when the services were provided or earned from November 29, 2024, by a non-related counterparty to the resident.
(vi)The payment corresponds to a transaction corresponding to a service not included in Sections 13.2.1. to 13.2.5. of the Foreign Exchange Regulations provided by a non-related counterparty to the resident, and is made after 30 calendar days from the date of rendering or accrual of the service. This deadline will also apply to transfers abroad by local agents for their collection in Argentina of funds corresponding to services provided by non-residents to residents.
(vii)The payment corresponds to a transaction corresponding for a service not included in items 13.2.1. to 13.2.5. of the Foreign Exchange Regulations provided by a related counterparty to the resident, and is made after 180 calendar days have elapsed from the date of rendering or accrual of the service. Transactions originating from the provision of services by related counterparties will continue to be subject to this requirement even if there is a change in the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.
Pursuant to Communication “A” 8226, all services rendered or accrued from April 14, 2025, that do not fall within the purview of items (i) to (iii) above and are provided by an unrelated counterparty to the resident, may be paid upon the date of service provision or accrual, provided that the other applicable regulatory requirements are met. In contrast, services rendered or accrued from the same date and provided by a related counterparty to the resident may only be paid after a period of 90 calendar days from the service date, subject to compliance with the other applicable regulatory requirements.
Stock of Debt of Imports of Services
Access to the Foreign Exchange Market for payments for services provided and/or accrued by non-residents from December 13, 2023, will be admissible prior to the deadlines set forth in Sections 13.2.3 to 13.2.7. of the Foreign Exchange Regulations, when, in addition to the other applicable requirements, the following situations are verified:
(i)The customer accesses the Foreign Exchange Market with funds originating from foreign currency financing for service imports granted by a local financial entity, provided that the maturity dates and the principal amounts to be paid of the granted financing are compatible with those provided in Section 13.2. of the Foreign Exchange Regulations.
If the granting of the financing is prior to the date of provision or accrual of the service, the deadlines provided in Section 13.2 of the Foreign Exchange Regulations will be calculated from the estimated date of provision or

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
accrual plus 15 calendar days. If the granting of the financing takes place after the date of provision or accrual of the service, said deadlines will be calculated from this latter date.
(i)The customer has access to the Foreign Exchange Market simultaneously with the settlement of funds for advances or pre-financing of exports from abroad or pre-financing of exports granted by local financial entities with funding in foreign credit lines, to the extent that the stipulations of Section 13.3.1 of the Foreign Exchange Regulations regarding maturity dates and the amounts of principal to be paid for the financing are complied with.
(ii)The customer accesses the Foreign Exchange Market simultaneously with the settlement of funds originated in an External Financial Indebtedness, to the extent that the provisions of Section 13.3.1 of the Foreign Exchange Regulations regarding maturity dates and principal amounts payable on the financing are complied with.
The portion of the financial indebtedness that is used by virtue of the provisions of this Section may not be computed for the purposes of other specific mechanisms that enable access to the Foreign Exchange Market as from the entry and/or settlement of this type of transactions.
(i)In the case that the payment for imports of services is performed within the framework of the mechanism provided for in Section 7.11 of the Foreign Exchange Regulations.
(ii)The customer has a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22) issued within the framework of the provisions of Section 3.17 of the Foreign Exchange Regulations.
(iii)The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by local or foreign financial entities.
(iv)The payment corresponds to the cancellation of transactions financed or guaranteed prior to December 13, 2023, by international organizations and/or official credit agencies. Entities may also consider as a transaction guaranteed by an official credit agency those covered by a guarantee issued by a private insurer on behalf of a national government of another country. In all cases, the intervening entity must have documentation explicitly confirming this situation.
(v)The payment is made on the closing date of a repurchase and/or debt redemption transaction under Sections 3.5.3.1. or 3.6.4.4. of the Foreign Exchange Regulations, and relates to services provided by non-residents arising from the issuance of the new debt securities and/or the repurchase and/or redemption transaction.
(vi)The payment is to a counterparty not related to the client and is completed through an exchange and/or arbitration with the funds deposited in a foreign currency account in a local financial entity.
Payments for Services Provided or Accrued by Non-Residents Until December 12, 2023.
The Central Bank’s prior approval shall be required to access the Foreign Exchange Market to make payments for non-resident services rendered or accrued up to December 12, 2023, except when in addition to the other applicable requirements, the entity verifies compliance with the requirements set forth in Section 13.4.1. to 13.4.8 of the Foreign Exchange Regulations.
On April 16, 2025, through Communication “A” 8,230 (which was subsequently consolidated into the Foreign Exchange Regulations by Communication “A” 8307), the BCRA established that it will not be necessary to obtain the prior authorization provided for in the following points:
(i)to access the Foreign Exchange Market for the payment of principal on financial indebtedness covered by point 3.5. of the Argentine Foreign Exchange Regulations with counterparties related to the debtor, provided that such indebtedness has an average life of no less than 180 days and the funds have been brought into and settled through the Foreign Exchange Market as from April 21, 2025.

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(ii)to access the Foreign Exchange Market for the repatriation of direct investments by non-residents in companies that are not controlling shareholders of local financial entities, provided that the capital contribution has been brought into and settled through the Foreign Exchange Market as from April 21, 2025, and the repatriation takes place at least 180 days after the settlement of the contribution funds.
(iii)establish that it will not be necessary to obtain the prior approval set forth in section 3.13.1. of the Argentine Foreign Exchange Regulations in order to access the Foreign Exchange Market for the repatriation by non-residents of principal services, income, and the proceeds from the sale of portfolio investments in instruments listed on local markets authorized by the Argentine Securities Commission, provided that: (i) there is certification from a local financial institution attesting that the investment was made with funds entered and settled in the local Foreign Exchange Market from April 21, 2025 onwards. Through Communication “A” 8,245, dated May 22, 2025, the BCRA established that the settlement requirement shall be deemed fulfilled when the non-resident customer has applied foreign currency directly as from May 23, 2025 to the primary subscription of debt securities issued by the Argentine National Treasury, (ii) there is documentation demonstrating that the amount for which access to the market is sought does not exceed the services collected and/or the amount actually received from the sale of the investment made, and (iii) the repatriation takes place at least 180 days after the settlement of the funds. Likewise, by means of Communication “A” 8,245, the Central Bank establishes that the requirement referred to above shall be deemed to be complied with when the Argentine National Treasury debt security subscribed in foreign currency has an average life of not less than 180 calendar days.
In the event that the payment for the services or the sale of the investment is received in foreign currency, the repatriation may be carried out for up to the equivalent of that amount.
Payments for Debt Securities Subscribed Abroad and External Financial Indebtedness with Foreign Entities
As previously mentioned, for resident debtors to access the Foreign Exchange Market to make capital or interest payments on External Financial Indebtedness, it is required that an amount equivalent to the nominal value of the External Financial Indebtedness has been entered into Argentina and settled through the Foreign Exchange Market, and that the transaction has been declared in the External Assets and Liabilities Survey. See “- Debt securities subscribed abroad and external financial indebtedness.”
This requirement for entry and settlement will be considered fulfilled in the following cases:
•Indebtedness disbursed before September 1, 2019.
•Indebtedness originating from September 1, 2019, which does not generate disbursements due to refinancing of capital and/or interest on external financial indebtedness that had access under the applicable regulations, as long as the refinancing does not bring forward the maturity of the original debt.
•For the amount of the applicable origination and/or issuance expenses and other expenses debited abroad for the banking transactions involved.
•For the difference between the effective value and the nominal value in publicly registered debt securities issued below par.
•For the portion corresponding to a capitalized interest in accordance with the financing agreement.
•For the portion of publicly registered debt securities issued between October 9, 2020, and December 31, 2023, with an average duration not less than two years, which were delivered to creditors of external financial indebtedness and/or foreign currency-denominated public debt securities with maturities between October 15, 2020, and December 31, 2023, as part of the refinancing plan required under item 7 of Communication “A” 7106 and related provisions (as included in item 3.17 of Annex of Communication “A” 7914), based on the parameters defined in the Foreign Exchange Regulations.
•For the portion of public debt securities issued from January 7, 2021, which were delivered to creditors to refinance preexisting financial debts with an extension of the average duration, corresponding to the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
refinanced capital amount, accrued interest up to the refinancing date, and, to the extent that the new debt securities do not have capital maturities during the first two years, the amount equivalent to the interest that would accrue in the first two years on the debt being refinanced in advance and/or the deferral of the refinanced capital and/or the interest that would accrue on the amounts so refinanced.
•For the portion subscribed in foreign currency in Argentina for public debt securities issued abroad starting from February 5, 2021, provided that all conditions outlined in the Foreign Exchange Regulations are met.
•For external indebtedness originating from September 1, 2019 in a refinancing of the capital and/or interest on commercial debts with the foreign creditor, provided that the new financial debt does not anticipate maturity dates concerning the refinanced commercial debt nor involve payments before the date the client could have accessed for the commercial debt under the applicable regulations.
•For External Financial Indebtedness falling under sections 7.11.1.3 and 7.11.1.5 of the Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented. The value of freight expenses stated in the transportation documentation associated with the customs entry registration of the goods may also be counted, provided that the funds from the transactions outlined in the mentioned sections were used for direct payment to the freight service provider of imports not included in the agreed purchase condition.
•External Financial Indebtedness that falls under Section 7.10.2.2.ii) of the Foreign Exchange Regulations, provided that evidence of customs entry registration of goods with a value equivalent to the received financing is presented.
•For the portion of new debt securities delivered by a resident to their creditors as participation premium, repurchase, early redemption, or similar, in the framework of a debt exchange, repurchase, and/or early redemption transaction of External Financial Indebtedness, provided that:
(a)The nominal value of the new securities delivered, in the concept of participation premium, repurchase or early redemption or similar, does not exceed the equivalent of 5% of the capital value of the debt effectively exchanged or repurchased; and
(b)The new debt securities provide at least one year of grace for capital repayment and imply a minimum extension of two years regarding the average duration of the remaining capital of the exchanged or repurchased debt.
Section 3.5.4 of the Foreign Exchange Regulations establishes that, as long as the prior approval requirement for access to the Foreign Exchange Market for paying capital and interest on External Financial Indebtedness remains in force, this requirement will not be applicable when all of the following conditions are met:
•The funds were used to finance projects within the “Argentine Natural Gas Production Promotion Plan – 2020-2024 Supply and Demand Framework” established in Article 2 of Decree No. 892/20 (“Plan GasAr”);
•The funds have been entered and settled through the Foreign Exchange Market as from November 16, 2020; and
•The indebtedness has an average duration of no less than two years.
Payments Related to Debts with Related Parties
Prior approval from the Central Bank is required to access the Foreign Exchange Market for the cancellation of principal and interest of External Financial Indebtedness when the creditor is a related counterparty to the resident debtor, pursuant to section 3.5.6 of the Foreign Exchange Regulations. Additionally, debts covered by this section will continue to be subject to prior approval even if there is a modification of the creditor or debtor that results in no longer having a relationship between the creditor and the resident debtor.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Prior approval from the Central Bank will not be required when:
(i)it is related to transactions specific to local financial institutions;
(ii)it is an External Financial Indebtedness with an average maturity of no less than two years, and the funds have been entered and settled through the Foreign Exchange Market from October 2, 2020;
(iii)it is a payment of compensatory interest accruing from January 1, 2025, on the remaining original value of financial debts with related foreign counterparties. Penalty or other equivalent interest that accrues from January 1, 2025, will still be subject to the prior approval requirement;
(iv)it is a payment of interest that is made simultaneously with the settlement for at least an equivalent amount of:
i.new External Financial Indebtedness with an average maturity of no less than two years and providing at least one year of grace for principal payments, both counted from the date access to the market is granted.
ii.new direct investment contributions from non-residents.
The financial debts and/or direct foreign investment contributions, which cannot be considered for other mechanisms under the Foreign Exchange Regulations, may be entered and settled by the debtor making the interest payment or by another resident company belonging to the same economic group.
(i)it is an External Financial Indebtedness with an average maturity of no less than two years settled between August 27, 2021, and December 12, 2023, and was used to pay commercial debts for the import of goods and services, based on the issuance of a “Certification of entry of new financial indebtedness with the exterior” under item 1 of Communication “A” 7348 and related provisions (provisions received in item 3.19 of the Annex to Communication “A” 7914).
(ii)it is an External Financial Indebtedness with an average maturity of no less than two years originating between August 27, 2021, and December 12, 2023, from a refinancing of commercial debts for the import of goods and services with the same creditor, under item 20 of Communication “A” 7626 and related provisions (provisions received in item 3.20 of the Annex to Communication “A” 7914).
(iii)the client has a “Certification for foreign exchange access regimes for incremental oil and/or natural gas production (Decree 277/22)” issued in the framework of Section 3.17 of the Foreign Exchange Regulations, for the equivalent of the principal amount being paid.
(iv)it is an External Financial Indebtedness under the mechanism of Section 7.11 of the Foreign Exchange Regulations, and the access date is consistent with the conditions required to fit within that mechanism.
(v)the client has a “Certification of increased goods exports” for the years 2021 to 2023 issued under Section 3.18 of the Foreign Exchange Regulations for the equivalent of the principal amount being paid.
(vi)the client is a VPU participant under RIGI that settles principal or interest of External Financial Indebtedness as provided in section 14.2.1 of the Foreign Exchange Regulations.
(vii)It is the payment of principal on External Financial Indebtedness owed to related parties of the debtor, provided that such indebtedness has an average life of no less than 180 days and the funds have been duly transferred into and settled through the Foreign Exchange Market on or after April 21, 2025
Payments of Debt Securities or Other Debt Instruments Denominated and Payable in Foreign Currency in Argentina
Pursuant to Section 2.5 of the Foreign Exchange Regulations, issuances by residents of publicly registered debt securities in Argentina that do not constitute External Financial Indebtedness and/or promissory notes with a public offering issued under General Resolution No. 1003/24 of the CNV and related regulations, and/or fiduciary debt

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
securities issued by trustees of fiduciary trusts with a public offering carried out in accordance with CNV provisions in the matter, denominated and subscribed in foreign currency, must be settled in the Foreign Exchange Market as a requirement for subsequent access to said market to address their capital and/or interest services in foreign currency in Argentina under the provisions of this section.
Access to the Foreign Exchange Market for the repayment of debts and other obligations in foreign currency between residents, incurred after September 1, 2019, is prohibited.
However, exceptions are made for the cancellation in Argentina of principal and interest upon maturity of:
(i)Foreign currency financing granted by local financial institutions (including payments for foreign currency consumption through credit or purchase cards).
(ii)Debt securities issued as from September 1, 2019, for the purpose of refinancing debts covered in item (1) of the following paragraph and which involve an increase in the average maturity of the obligations.
(iii)Debt securities issued as from November 29, 2019, with public registration in Argentina that do not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency, provided that all funds obtained have been settled in the Foreign Exchange Market.
(iv)Promissory notes with public offering issued under General Resolution 1003/24 of the CNV and related regulations, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.
(v)Fiduciary debt securities issued by trustees of financial trusts with a public offering conducted in accordance with the provisions of the CNV, denominated and subscribed in foreign currency, and whose capital and interest services are payable in foreign currency in Argentina, provided that all funds obtained have been settled in the Foreign Exchange Market.
Entities may also grant access to the Foreign Exchange Market for the cancellation upon maturity of:
(i)Foreign currency obligations between residents formalized through public records or deeds as of August 30, 2019.
(ii)Foreign currency financing granted by local financial institutions pending as of August 30, 2019.
Access to the Foreign Exchange Market before maturity will require prior approval from the Central Bank, except when the transaction falls under one of the following situations and all conditions established in each case are met:
(i)When the debt originates from foreign currency financing granted by local financial institutions for foreign currency consumption made through credit or purchase cards.
(ii)In case of other foreign currency financing from local financial institutions being paid off simultaneously with the settlement of funds from abroad for new borrowings:
•The early payment is made simultaneously with funds settled from new External Financial Indebtedness and/or new prefinancing of exports from abroad;
•The average maturity of the new indebtedness is longer than the remaining average maturity of the debt being paid off;
•The accumulated amount of principal payments of the new indebtedness, at any time until the maturity date of the debt being canceled, may not exceed the accumulated principal payments of the financing being paid off; and

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
•If the new indebtedness is a prefinancing of exports from abroad, the entity must have an affidavit from the client stating that prior approval from the Central Bank will be required for the application of export currency collections to the early repayment of principal before the maturities counted for compliance with the conditions mentioned.
If the pre-canceled financing by the client was granted as part of a credit line obtained abroad, the financial institution may also pre-cancel the principal and accrued interest from the credit line for the proportion of the debt repaid early.
(i)In case of early cancellation of interest within a debt exchange process:
•The early cancellation of interest is made within a debt exchange process of securities issued by the client, in which the creditor is delivered a new security with public registration in Argentina that does not qualify as External Financial Indebtedness;
•The amount paid before maturity corresponds to interest accrued up to the closing date of the exchange;
•The average duration of the new debt securities is longer than the remaining average duration of the exchanged securities; and
•The accumulated amount of principal payments of the new securities, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the exchanged securities.
(ii)In case of early cancellation of principal and interest from a debt security with the settlement of funds entered from abroad through the issuance of a new debt security that qualifies as External Financial Indebtedness:
•The early cancellation of principal is made simultaneously with the settlement of funds from abroad through the issuance of a new debt security that qualifies as External Financial Indebtedness issued within a refinancing, repurchase, and/or early redemption transaction;
•The new debt security includes a one year grace period for capital repayment, and its average duration is at least two years longer than the remaining average duration of the debt security being canceled; and
•The accumulated amount of principal payments of the new indebtedness may not exceed, until the maturity date of the canceled debt, the amount accumulated by the principal payments of the debt being canceled.
•The early cancellation of interest corresponds to the interest accrued on the refinanced debt until the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement.
Additionally, the entity may grant the client access to the Foreign Exchange Market to:
(a)Pay for a repurchase premium, early redemption, or similar, up to the equivalent of 5% (five percent) of the principal amount of the repurchased and/or redeemed debt security, provided that the payment is made simultaneously with the settlement of funds entered from abroad by the new debt security exceeding the principal amount being pre-canceled, by at least an amount equivalent to the premium paid.
(b)Pay, at the closing date of the repurchase and/or redemption transaction, without the need for an equivalent funds settlement, the issuance costs or other services provided by non-residents in the context of the issuance of the new debt securities and/or the repurchase and/or redemption transaction.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
(i)In case of early cancellation of principal and interest from a debt security simultaneously with the settlement of other External Financial Indebtedness:
•The early cancellation of principal and interest is made simultaneously with funds settled from new External Financial Indebtedness;
•The average duration of the new indebtedness is longer than the remaining average duration of the debt security being canceled; and
•The accumulated amount of principal payments of the new indebtedness, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.
(ii)In the case of early cancellation of principal and interest from a debt security simultaneously with the settlement of a new debt security of the same type:
•The early cancellation of principal and interest from a debt security is made simultaneously with the funds settled by the issuance of a new debt security with public registration in Argentina that does not qualify as External Financial Indebtedness, denominated and subscribed in foreign currency, and whose services are payable in foreign currency; and
•The average duration of the new security is longer than the remaining average duration of the debt security being canceled; and
•The accumulated amount of principal payments of the new debt security, at no time until the maturity date of the debt being canceled, may exceed the amount accumulated by the principal payments of the debt security being canceled.
(iii)The client is a VPU adhered to the RIGI that early cancels principal or accrued interest from debts covered in this section in accordance with the provisions of Section 14.2.1 of the Foreign Exchange Regulations.
Issuances of debt securities with public registration in Argentina will be allowed to cancel their capital and interest services upon maturity through the application of export collections of goods and services in Argentina, provided that the requirements set forth in Section 7.9 of the Foreign Exchange Regulations are met.
Transactions with BOPREAL
On December 22, 2023, the BCRA issued Communication “A” 7,925, requiring importers with outstanding debts for goods imported and services received until December 12, 2023 (“Import Debt Stock”), to subscribe to “Bonds for the Reconstruction of a Free Argentina” (“BOPREAL”). This requirement was subsequently incorporated into Section 10.11 of the Argentine Foreign Exchange Regulations, as amended by Communication “A” 8035. Generally, prior approval from the BCRA is required to access the Foreign Exchange Market for the payment of the Import Debt Stock. However, certain exceptions are outlined in the regulations.
Importers of goods may subscribe the BOPREAL for up to the amount of the outstanding debt for their imports of goods with customs entry registration up to and including December 12, 2023. The amount of the BOPREAL that importers may subscribe will be adjusted to the outstanding amount registered in the BCRA’s SEPAIMPO system. Importers of services accrued up to December 12, 2023, may also subscribe the BOPREAL for up to the amount of the outstanding debt for such transactions. Importers of goods and services that, prior to January 31, 2024, subscribe the series offered (maturity in 2027), and for an amount equal to or greater than 50% of the outstanding amount of the Import Debt Stock, will be able to access the Foreign Exchange Market as from February 1, 2024 to pay the Import Debt Stock for the equivalent of 5% of the amount subscribed of such series.
Likewise, access to the Foreign Exchange Market is authorized for the payment of the Import Debt Stock by means of an exchange and/or arbitrage with the funds deposited in a local bank account and originated in collections of principal and interest in foreign currency of the BOPREAL.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Importers subscribing to BOPREAL may sell them with settlement in foreign currency in Argentina or abroad or transfer them to depositories abroad, for up to the amount acquired in the primary subscription without limiting their ability to access the Foreign Exchange Market. Likewise, Communication “A” 7,935 established that those who have subscribed BOPREAL in primary bidding may, as from April 1, 2024, carry out sales transactions of securities against foreign currency for the difference between the nominal value bid and the sale price in the secondary market obtained from the sale of the BOPREAL, without violating the sworn statements set forth in Sections 3.16.3.1. and 3.16.3.2. of the Argentine Foreign Exchange Regulations.
In turn, through Communication “A” 8,055 dated June 28, 2024 (which was subsequently consolidated into the Foreign Exchange Regulations by Communication “A” 8191), BCRA established that if clients complete a sale operation with a repurchase obligation using BOPREAL acquired in primary bidding, the following conditions must be met:
The sale of securities at the origin of the transaction should not be considered for the purposes of preparing the affidavit provided for in Sections 3.16.3.1. and 3.16.3.2. of the Argentine Foreign Exchange Regulations, in line with the provisions of the first paragraph of Section 4.7.2. of the Argentine Foreign Exchange Regulations.
The above-mentioned sale does not allow the client to conclude securities transactions for the difference between the value obtained from the sale and the nominal value of the securities.
Once the client has regained possession of the BOPREAL, the securities will be treated in the same way as those acquired in the primary offer.
On April 30, 2025, the BCRA approved the issuance of Series 4 of the BOPREALs, with the purpose of channeling in an orderly manner the outstanding foreign obligations associated with stocks of dividends and retained earnings generated until December 2024, commercial and financial debt services with related entities, and commercial debts accrued until December 12, 2023.
Repatriations of Direct Investments and Other Foreign Currency Purchases by Non-Residents
Pursuant to Section 3.13 of the Foreign Exchange Regulations, prior approval from the Central Bank will be required for access to the Foreign Exchange Market for the repatriation of investments by non-residents and other foreign currency purchases by non-resident clients, except for the following transactions:
•International organizations and institutions performing the functions of official credit agencies.
•Diplomatic and consular representations, and accredited diplomatic personnel in Argentina for transfers made in the exercise of their functions.
•Representations in Argentina of Courts, Authorities or Offices, Special Missions, Commissions, or Bilateral Bodies established by International Treaties or Agreements, in which Argentina is a party, to the extent that transfers are made in the exercise of their functions.
•Transfers abroad on behalf of individuals who are beneficiaries of pensions and/or retirements paid by the Argentine Social Security Administration (Administración Nacional de la Seguridad Social or “ANSES,” as per its acronym in Spanish) or other pension agencies and/or pension annuities as provided by Section 101 of Law No. 24,241, for up to the amount received for such concepts in the last 30 calendar days, provided that the transfer is made to a bank account in the beneficiary’s registered country of residence.
•Purchase of foreign currency in cash by non-residents for tourism and travel expenses, up to a maximum amount of U.S.$100, to the extent that the financial institution can verify in the online system implemented by the Central Bank that the customer has settled an amount equal to or greater than the amount to be purchased within the 90 days prior to the transaction;
•This transaction will become effective upon the registration of the client’s foreign currency sale with the Central Bank by the intermediary entity, in accordance with the established guidelines. It should be noted that transactions involving the framing of settlements during their validity, specifically those pertaining to

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
securities on behalf of and for the account of non-resident tourists, will not be considered for the purposes of this section.
•Transfers to bank accounts abroad of individuals for funds received in Argentina related to benefits granted by the Argentine government under Laws 24,043, 24,411, and 25,914 and related legislation;
•Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that the capital contribution was entered and settled through the Foreign Exchange Market as from October 2, 2020, and the repatriation occurs at least two years after the contribution.
•Repatriations of direct investments by non-residents in companies that are not controlling entities of local financial institutions, provided that the capital contribution was entered and settled through the Foreign Exchange Market as from April 21, 2025, and the repatriation occurs at least 180 days after the settlement of the contribution funds.
•Repatriation of direct investments by non-residents is permitted up to the amount of investment contributions entered and settled through the Foreign Exchange Market as of November 16, 2020, provided that all of the following conditions are met: (a) the funds have been applied to the financing of projects framed within the Plan GasAr 2020-2024; (b) the entity has documentation proving the effective entry of the direct investment into the resident company; and (c) access occurs no earlier than two calendar years from the date of settlement in the Foreign Exchange Market of the transaction that allows for compliance with this section.
•Repatriation of direct investments by non-residents in companies that are not controlling companies of local financial entities is permitted, provided that the relevant entity has obtained a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22),” issued in accordance with the provisions of Section 3.17 of the Foreign Exchange Regulations. The repatriated amount must be equivalent to the original investment.
•Repatriations of portfolio investments by non-residents originating from profits and dividends collected in Argentina since September 1, 2019, from distributions determined by the shareholders’ meeting for closed and audited balances are permitted, provided that the transaction is carried out through an exchange and/or arbitration with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL bonds.
•Repatriations of direct investments by non-residents in companies through access by the resident who acquired their stake in a resident company, provided that:
◦The access occurs simultaneously with the settlement of funds entered from abroad through External Financial Indebtedness or funds from a financial loan in foreign currency granted by a local financial institution from a credit line of a foreign financial institution, with a minimum average duration of four years and at least three years of grace for capital repayment;
◦The resident company whose capital is being transferred is in any sector of the economy, provided that such resident company should not be a financial entity or an entity controlling a financial entity; and
◦The transaction involves the transfer of at least 10% (ten percent) of the resident company’s capital.
•In addition to the above, through Communication “A” 8331, the BCRA permits access to the Foreign Exchange Market for the repatriation of direct investments by non-residents where a resident has acquired 100% of the capital stock of a non-resident company, provided the requirements set out above are met and: (i) the non-resident company owns of at least 10% of the capital stock of the resident subsidiary; (ii) the non-resident company’s sole asset is the shares of the resident subsidiary; (iii) the non-resident company should be redomiciled into Argentina within 12 months from the date of access to the Foreign Exchange Market; and (iv) the resident subsidiary should not pay dividends to the non-resident company until re-

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
domiciliation referred to in (iii) above is completed. The proceeds from any subsequent sale of the acquired non-resident company must be settled through the Foreign Exchange Market within 15 business days of payment.
Furthermore, through Communication “A” 8331, the BCRA allows the repatriation of investments by non-residents in connection with a resident entity’s acquisition of the non-resident company’s interest in a concession for the exploitation of natural resources granted in Argentina, provided that: (i) access to the Foreign Exchange Market is made by the resident purchaser; (ii) access to the Foreign Exchange Market occurs simultaneously with the settlement of funds entered from abroad through External Financial Indebtedness or funds from a financial loan in foreign currency granted by a local financial institution from a credit line of a foreign financial institution, with a minimum average duration of four years and at least three years of grace for capital repayment; (iii) the transaction involves the transfer of at least 10% (ten percent) of the non-resident company’s participation in the concession agreement; and (iv) if, at the time of access, the client does not have the documentation proving their possession of the capital stake being paid, they must submit an affidavit committing to present the documentation within 60 (sixty) calendar days of access to the Foreign Exchange Market.
•Repatriations of direct investment contributions by non-residents in a VPU adhered to the RIGI under Section 14.2.3 of the Foreign Exchange Regulations.
•Repatriation by non-residents of principal, returns, and proceeds from the sale of portfolio investments in instruments traded on local markets authorized by the CNV, as long as: (a) a local financial institution certifies that the investment was made with funds transferred into and settled through the Foreign Exchange Market on or after April 21, 2025; (b) documentation is available evidencing that the amount for which access to the Foreign Exchange Market is sought does not exceed the income received and/or the actual proceeds from the sale of the investment; and (c) the repatriation takes place no less than 180 days after the settlement of the relevant funds. If the income from services or the proceeds from the sale of the investment are received in foreign currency, the repatriation may be carried out for up to the equivalent amount received.
Furthermore, through Communication “A” 8257 dated May 12, 2025 (which was subsequently consolidated into the Foreign Exchange Regulations by Communication “A” 8307), the BCRA established that:
•the provisions set forth in of section 3 (iii) of Communication “A” 8230 have been rendered ineffective and;
•section 3.16.3.5 of the Foreign Exchange Regulations was amended to include repatriation operations of non-residents that are carried out within the framework established in section 3 of Communication “A” 8230 and its complementary provisions.
Access to the Foreign Exchange Market by Individuals
Financial institutions may grant resident individuals access to the Foreign Exchange Market, without prior authorization from the Central Bank, for the purchase of foreign currency in cash for holding purposes or for the establishment of deposits, provided that all of the following requirements are met:
(i)The transaction must be processed through a debit from the customer’s account at local financial institutions, or if the customer uses local currency in cash, the total amount in local currency may not exceed the equivalent of U.S.$100 per calendar month, across all financial institutions and for all specified concepts.
If the customer opts to use cash in local currency, the institution must obtain an affidavit from the customer affirming compliance with the aforementioned requirement.
•The selling institution must either deliver the foreign currency in cash to the customer or credit the funds to a foreign currency account held by the customer at a local financial institution or to a bank account held by the customer abroad, as applicable.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
•The institution must have recorded the transaction in the online system implemented for this purpose by the Central Bank.
•In all cases, the institution must obtain evidence that the customer has income and/or assets consistent with savings in foreign currency.
•the institution shall have an affidavit from the client in which they declare their commitment not to carry out, either directly or indirectly or on behalf of third parties, purchases of securities settled in foreign currency from the moment access is requested and for the following 90 consecutive days, in case the client is one of the following: (i) a shareholder who, directly or indirectly, holds 5% or more of the share capital and/or of the total votes of voting instruments issued by a financial institution; (ii) a director—or equivalent authority—of a financial institution or the highest local officer of branches of foreign financial institutions; (iii) a statutory auditor or member of the supervisory board (Consejo de Vigilancia) of a financial institution; (iv) an officer with the rank of manager or equivalent or higher at a financial institution; (v) a person who falls under any of the preceding categories with respect to other types of entities authorized to operate in foreign exchange; (vi) a spouse or domestic partner (by registered domestic partnership) or relatives up to the second degree of consanguinity or first degree of affinity of the individuals included in the preceding items.
Access to the Foreign Exchange Market by Guarantee Trusts for the Payment of Principal and Interest
Pursuant to Section 3.7 of the Foreign Exchange Regulations, Argentine guarantee trusts created to guarantee principal and interest payments of resident debtors may access the Foreign Exchange Market to make such payments at their scheduled maturity, to the extent that, in accordance with the applicable regulations in force, the debtor would have had access to the Foreign Exchange Market to make such payments directly.
Access to the Foreign Exchange Market by Other Residents -Excluding Entities- for the Formation of Foreign Assets and for Derivative Transactions
Pursuant to Section 3.10 of the Foreign Exchange Regulations, access to the Foreign Exchange Market for the constitution of foreign assets and for derivative transactions by legal entities that are not authorized to operate in the Foreign Exchange Market, local governments, mutual funds, or other entities established in Argentina, requires prior authorization from the Central Bank.
Financial Derivative Transactions
Entities may grant access to the Foreign Exchange Market for the payment of premiums, the establishment of guarantees, and the settlement of obligations arising from interest rate hedge contracts for residents’ obligations with foreign parties, which have been declared and validated, where applicable, in the External Assets and Liabilities Survey, provided that the risks covered do not exceed the external liabilities actually registered by the debtor in the interest rate whose risk is being hedged through the contracts.
The client accessing the Foreign Exchange Market through this mechanism must designate an entity to monitor the transaction and provide an affidavit committing to deposit and settle any funds due to the local client as a result of the transaction or the release of the funds from the established guarantees, within five business days.
Other financial derivative transactions for residents that are not entities authorized to operate in the Foreign Exchange Market shall be governed by the provisions of Sections 3.8 and 3.10 of the Foreign Exchange Regulations, as applicable.
All settlements of futures transactions on regulated markets, forwards, options, and any other type of derivative contracts entered into within Argentina by entities from September 11, 2019, onwards must be conducted in local currency.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Profit and Dividend Payment
Pursuant to Section 3.4 of the Foreign Exchange Regulations, access to the Foreign Exchange Market for the transfer of foreign currency abroad for the payment of dividends and profits to non-resident shareholders is subject to the prior approval of the Central Bank, unless the following requirements are met:
•The profits and dividends must correspond to closed and audited balance sheets.
•The total amount paid to non-resident shareholders shall not exceed the amount in Argentine Pesos that correspond according to the distribution determined by the shareholders’ meeting.
•If applicable, the External Assets and Liabilities Survey must have been complied with for the transactions involved.
•The company falls within one of the following situations and fulfills all the conditions stipulated in each case:
◦Records direct investment contributions settled as of January 17, 2020. In which case, (i) the total amount of transfers made in the Foreign Exchange Market for the payment of dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that have entered and been settled through the Foreign Exchange Market as of January 17, 2020, (ii) access will only be granted after the expiration of a term of not less than 30 calendar days as from the settlement date of the last capital contribution taken into account to determine the aforementioned 30% capital cap, and (iii) the definitive capitalization of the capital contributions must be accredited or, failing that, the filing of the registration procedure of the capital contribution with the Public Registry must be evidenced. In this case, the accreditation of the definitive capitalization must be made within 365 calendar days following the date of the initial filing with the Public Registry.
◦Profits generated in projects under the Plan GasAr 2020-2024. In this case, (i) the profits generated by the foreign direct investment contributions entered and settled through the Foreign Exchange Market as from November 16, 2020, applied to the financing of projects framed within the Plan GasAr 2020-2024. If the client is a direct beneficiary of Decree No. 277/2022, the value of the benefits of the decree used by the client, directly or indirectly, shall be deducted from the amount allowed in the preceding sentence, (ii) the access to the Foreign Exchange Market occurs no earlier than two years from the date of settlement in the Foreign Exchange Market of the contribution that allows the framing in this section, and (iii) the client must submit the documentation supporting the definitive capitalization of the contribution.
◦The client must have a Certification of Increased Exports of Goods for the years 2021 to 2023, issued in accordance with Section 3.18 of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.
◦It has a “Certification for the Foreign Exchange Access Regimes for Incremental Oil and/or Natural Gas Production (Decree No. 277/22),” issued under the provisions of section 3.17. of the Foreign Exchange Regulations, for the equivalent value of the profits and dividends being paid.
◦The client engages in an exchange and/or arbitration transaction with funds deposited in a local account and originating from collections in foreign currency of principal or interest on BOPREAL.
◦The client is a VPU adhered to the RIGI and the profits correspond to foreign direct investment contributions that fall under Section 14.2.2 of the Foreign Exchange Regulations, the client must present documentation that supports the definitive capitalization of the contribution. In this case, the client must present documentation that supports the definitive capitalization of the contribution.
Nevertheless, and in accordance with the terms of Communication “A” 8226, financial institutions are authorized to grant clients access to the Foreign Exchange Market to remit foreign currency abroad as profits and

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
dividends to non-resident shareholders, pursuant to the aforementioned Section 3.4 of the Foreign Exchange Regulations, provided that such distributions arise from distributable earnings based on net income reported in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.
Other Specific Provisions
Swaps, arbitrage and securities transactions
Financial institutions may carry out foreign exchange swap and arbitrage transactions not associated with the inflow of foreign currency from abroad in the following cases with their clients:
•An individual transfers funds from his local accounts (which are already in foreign currency) to his own bank accounts outside Argentina.
•The transfer of foreign currency abroad by local common depositaries of marketable securities in connection with income received in foreign currency on account of principal and interest services on Argentine National Treasury bonds or Central Bank bonds when such transaction is part of the payment procedure at the request of foreign common depositaries.
•Transfers of foreign currency abroad to make payments for imports of goods and services under Sections 10.10.2.13., 10.10.2.14., and 13.3.9. of the Foreign Exchange Regulations, from foreign currency funds deposited in local financial institutions.
•Arbitrage transactions not originating in transfers from abroad may be carried out without any restriction, to the extent that the funds are debited from a foreign currency account held by the customer with a local financial institution. To the extent that the funds are not debited from a foreign currency account held by the customer, these transactions may be carried out by individuals, without the prior approval of the Central Bank, up to the amount allowed for the use of cash under Sections 3.8. and 3.13 of the Foreign Exchange Regulations.
•Exchange and arbitrage transactions with funds deposited in a local account and originating from capital and interest payments in foreign currency from BOPREAL bonds, provided that the applicable requirements are met, intended for: (a) Payment of commercial debts for imports of goods with customs entry registration up to December 12, 2023, eligible under Section 4.4 of the Foreign Exchange Regulations; (b) Payment of commercial debts for services rendered or accrued up to December 12, 2023, eligible under Section 4.5 of the Foreign Exchange Regulations; (c) Payment of debts with non-resident shareholders for eligible profits and dividends under Section 4.6.1 of the Foreign Exchange Regulations; (d) Repatriation of portfolio investments of non-residents originating from profits and dividends received in Argentina since September 1, 2019, from the distribution determined by the shareholders’ meeting based on closed and audited financial statements, eligible under Section 4.6.2 of the Foreign Exchange Regulations; (e) the payment of principal and compensatory interest on debts with related parties that were eligible pursuant to the provisions of section 4.7.
•All other exchange and arbitrage transactions may be conducted by clients without the prior approval of the Central Bank, provided that, when executed as individual transactions involving Argentine Pesos, they can be carried out without such approval in accordance with the applicable Foreign Exchange Regulations. This also applies to local custodians of securities regarding foreign currency income received as payments of principal and interest on foreign currency securities paid in Argentina.
If the transfer is made in the same currency in which the account is denominated, the financial institution will credit or debit the same amount as that received or sent from abroad. When the financial institution charges a commission or fee for these transactions, it will be instrumented in a specifically designated Section.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Securities Transactions
CNV Rules establish a minimum holding period of 1 business day counted as of its accreditation at the Central Depository Agent of Negotiable Securities (Agente Depositario Central de Valores Negociables) applicable only to clients who are not considered resident individuals in Argentina for:
•sales of securities with settlement in foreign currency, regardless of jurisdiction or issuance law, to the extent that the purchase of said securities has been made with Argentine Pesos;
•transfers of securities acquired with settlement in local currency to foreign depository entities, regardless of their issuance law, unless their accreditation (i) results from a primary placement of securities issued by the Argentine National Treasury or by BOPREAL issued by the Central Bank, (ii) refers to transactions under section 3.16.3.6(v) and the second paragraph of section 4.7.2. of the Foreign Exchange Regulations, or (iii) refers to Argentine shares and/or CEDEARs traded in markets regulated by the CNV.
•applying securities from foreign depository entities to transactions with settlement in foreign currency.
Intermediaries and trading agents must verify compliance with the aforementioned minimum holding periods.
Transfers of securities to foreign depositary entities made by the client for the purpose of participating in a debt securities exchange issued by the Argentine government, local governments, or resident private sector issuers are not included in the aforementioned provisions. The client must present the corresponding certification for the exchanged debt securities.
Pursuant to currently applicable CNV Rules, prior to executing or registering any of the securities trade set forth in Sections 3.16.3.1. and 3.16.3.2. of the Foreign Exchange Regulations in CNV-authorized markets, local brokers must:
(a)if the trade is to be performed by non-resident clients that do not qualify as foreign brokers: (i) ensure that the trades are for such client’s own portfolio and financed with its own funds, and (ii) ensure the trades do not exceed Ps.200 million per day;
(b)if the trade is to be performed by non-resident clients that qualify as foreign brokers, whether acting for their own portfolio or on behalf of Argentine clients, ensure that the trades do not exceed Ps.200 million per client per day. If the foreign broker is acting as a depositary of shares issued by local issuers and carries out the trade for purposes of paying dividends to holders of ADRs, GDRs or similar certificates held in custody abroad, it is not subject to this requirement;
(c)if the trade is to be performed by resident clients, acting on behalf of resident or non-resident third parties, ensure that the trades do not exceed Ps.200 million per client per day; and
(d)if the trade is to be performed by resident clients acting for their own portfolio and financed with their own funds, the above-mentioned daily trading limit does not apply.
The aforementioned trade restrictions do not apply to BOPREAL acquired in primary bidding and to the sale of securities with settlement in foreign currency and in the local jurisdiction previously acquired in Argentine Pesos by individual or corporate resident clients with funds from UVA (Unidad de Valor Adquisitivo) mortgage loans. These clients must be granted the funds by financial entities authorized to act as such under terms of Law No. 21,526. Furthermore, the proceeds from these sales must be applied to the purchase of real estate in Argentina within the framework of the aforementioned credits.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Communication “A” 8099 - RIGI
Communication “A” 8099 of the Central Bank establishes the regulations pertaining to the foreign exchange benefits for VPU that have adhered to the RIGI. The Central Bank has established:
(i)exceptions to the mandatory inflow and settlement of export proceeds in foreign currency made by a VPU adhering to the RIGI.
(ii)exceptions to the mandatory inflow and settlement of foreign currency arising from export of services.
(iii)access to the Foreign Exchange Market to make payments of certain expenses;
(iv)access to the Foreign Exchange Market to make payments of dividends to non-resident shareholders
(v)application abroad of proceeds from exports of goods; and
(vi)exchange stability applicable to the VPU on the date of adherence to the RIGI.
Central Bank Information Regimes
External Assets and Liabilities Survey
On December 28, 2017, the Central Bank replaced the information regimes established in Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and the complementary Communication “A” 6795 and “A” 8304 as amended), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Survey”). The reporting requirements under the information regime are contingent upon the final balance of foreign assets and liabilities:
•For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the end of a given calendar year is equal to or exceeds the equivalent of U.S.$50 million, a quarterly declaration prior to the end of each quarter and an annual declaration, which permits the correction, affirmation, or update of quarterly declarations, must be filed.
•For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a given calendar year exceeds U.S.$10 million but does not exceed U.S.$50 million, an annual declaration is the sole requisite form of compliance.
•For individuals or entities whose balance, acquisition, or sale of external assets and liabilities at the conclusion of a specified calendar year exceeds U.S.$1 million but does not exceed U.S.$10 million, a streamlined annual declaration is the sole requisite documentation.
Individuals or entities for whom the balance or acquisition or sale of foreign assets and liabilities at the end of a given calendar year is less than U.S.$1 million are exempt from reporting obligations.
Access to the Foreign Exchange Market for the repayment of foreign financial debt and other operations is conditioned on the debtor’s compliance with the External Assets and Liabilities Survey.
Moreover, on August 19, 2025, pursuant to the provisions of Communication “A” 8304, effective from the data corresponding to the first quarter of 2026, the Central Bank modifies aspects related to the External Assets and Liabilities Survey, adjusting points 2 and 6 of the annex. Companies with external assets and liabilities of less than U.S.$10 million will submit their declarations annually, while those that exceed such threshold will do so quarterly. See “—Specific Provisions on Access to the Foreign Exchange Market— External financial indebtedness.”
Criminal Foreign Exchange Regulations
Criminal Foreign Exchange Regulations established under Law No. 19,359 (as amended and supplemented) establishes the foreign exchange criminal regime under which any of the following constitutes an offense: (i) any foreign exchange transaction not performed before an authorized institution for such transaction; (ii) the completion

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of foreign exchange transactions in any way without the applicable authorization; (iii) any misrepresentation related to foreign exchange transactions; (iv) the failure to make accurate representations or to complete the necessary procedures in cases where the actual transactions are different than those declared; (v) any foreign exchange transaction executed without fulfilling the conditions established by applicable regulations, regarding quantity, foreign currency exchange rate, dates, etc.; and (vi) any other omission or act performed in violation of the Foreign Exchange Regulations
Such offenses could be sanctioned with penalties ranging from fines to imprisonment, although a preliminary investigation would be first conducted by the BCRA (and eventually brought for review by the relevant court). For further information on the exchange control restrictions and regulations in force, you should consult your legal advisors and read the applicable rules mentioned in this document, as well as their amendments and complementary regulations. The information contained in these websites is not part of this prospectus and is not deemed to be incorporated herein.

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CAPITALIZATION
The table below sets forth our cash and cash equivalent and investments in financial assets (including government bonds and mutual funds), current and non-current financial debt, including lease liabilities, our total shareholders’ equity and total capitalization (defined as the sum of total debt, including lease liabilities, plus total shareholders’ equity) as of December 31, 2025, derived from our Audited Financial Statements, as follows:
•on a historical basis; and
•as adjusted, to reflect the issuance and sale of          Class B shares by us in the global offering at the initial public offering price of U.S.$           per Class B share, which may (at the option of the international underwriters) be represented by ADSs (the midpoint of the estimated offering price per Class B share set forth on the cover page of this prospectus), assuming no exercise of the option by the underwriters to purchase additional Class B shares, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our total capitalization may be different in the event that we do not allocate the net proceeds of this offering as described under “Use of Proceeds.”
You should read this table in conjunction with “Presentation of Financial and Other Information” “Use of Proceeds,” “Summary Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our Audited Financial Statements, together with the notes thereto, in each case included elsewhere in this prospectus. Our capitalization following the closing of the global offering (including the use of proceeds therefrom) will be adjusted based on the actual initial offering price and other terms of this offering determined at pricing. We will not receive any proceeds from the sale of Class B shares, which may (at the option of the international underwriters) be represented by ADSs by the selling shareholders.

	As of December 31, 2025
	Actual	As adjusted(1)
	(U.S.$ in millions)
Cash and cash equivalents	326.5
Investments in financial assets	77.6
Current financial debt:
Corporate bonds	150.5
Loans and others bank debts	51.3
Lease liabilities	1.5
Total current financial debt	203.3
Non-current financial debt:
Corporate bonds	643.4
Loans	307.7
Lease liabilities	15.2
Total non-current financial debt	966.2
Total current and non-current financial debt	1,169.5
Shareholders’ equity:
Capital stock	19.5
Share premium	276.0
Capital contributions	5.3
Legal reserve	1.2
Voluntary reserve	118.5
Accumulated other comprehensive income	5.6
Retained earnings	96.6

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

	As of December 31, 2025
	Actual	As adjusted(1)
	(U.S.$ in millions)
Total shareholders’ equity	522.9
Total capitalization	1,692.4
__________________
(1)As adjusted to reflect the issuance and sale of            Class B shares by us in the global offering at the initial public offering price of U.S.$           per Class B share (the midpoint of the estimated offering price per Class B share set forth on the cover page of this prospectus), assuming no exercise of the option by the underwriters to purchase additional Class B shares, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
An increase or reduction of U.S.$1.00 in the assumed initial public offering price of U.S.$          per Class B share and U.S.$          per ADS, which is the midpoint of the price range indicated on the cover page of this prospectus, would, after the completion of the global offering, increase (decrease) the value of (i) our total shareholders’ equity and (ii) our total capitalization by U.S.$          , assuming that the number of Class B shares offered herein, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
An increase (decrease) of                    million shares in the number of Class B shares sold in the global offering by us would increase (decrease) the value of (i) our total shareholders’ equity and our (ii) total capitalization by U.S.$          , assuming an initial public offering price of U.S.$          per Class B share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us.
Except as set forth in “Summary—Recent Developments—Prepayment of Financing for Villalonga I and Chubut Norte I” there has been no other material change to our capitalization since December 31, 2025.

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DILUTION
Prior to the global offering, our outstanding capital stock consisted of 103,641,564 shares (all of which will be converted into Class A shares upon consummation of the global offering). If you invest in our Class B shares in the global offering, including Class B shares that may be represented by ADSs in the international offering, your ownership interest will be diluted to the extent of the difference between the offering price per Class B share (or per ADS, as applicable) and the net tangible book value per Class B share (or per ADS, as applicable) upon the completion of the global offering. Such dilution results from the fact that the offering price in the global offering may be substantially in excess of the net tangible book value of our Class B shares. As of          , we had a net tangible book value of Ps.         million, or Ps.         per Class B share (or U.S.$        per ADS). Net tangible book value per common share represents the amount of our total tangible assets of Ps.         million (total assets less intangible assets and deferred tax assets) less total liabilities of Ps.         million, divided by the total number of our common shares outstanding as of         , 2026.
Dilution of Shareholders’ Interest After the Global Offering
After giving effect to the sale of the Class B shares which may (at the option of the international underwriters) be represented by ADSs offered by us in the international offering at the offering price of U.S.$          per ADS (the mid-point of the price range set forth on the cover page of this prospectus) and of the Class B shares offered by us in the Argentine offering at the offering price of U.S.$.          per Class B share (the mid-point of the price range set forth on the cover page of this prospectus) and, after deducting the estimated underwriting discounts and commissions and expenses incurred in connection with the global offering, our net tangible book value estimated as of           , 2026 would have been approximately U.S.$           million, based on the venta de divisas exchange rate of Ps.          per U.S.$1.00 reported by the Banco de la Nación Argentina for             , 2026, representing U.S.$          per common share and U.S.$          per ADS. This represents an immediate increase in net tangible book value of U.S.$            per common share (or U.S.$            per ADS) to existing shareholders, and an immediate dilution in tangible book value of U.S.$           per ADS to purchasers in the international offering. Dilution for this purpose represents the difference between the price per common share paid by these purchasers and net tangible book value per common share immediately after the completion of the international offering.
This dilution analysis assumes no exercise of preemptive and accretion rights by our minority shareholders and no exercise of the over-allotment option granted to the international underwriters. As of the date of this prospectus, we have a share option plan for the benefit of some members of our senior management. See “Management—Senior Management Stock Option Plan (SOP).” Any issuances of Class B shares and/or ADSs under the Senior Management SOP, or any other share option plan or equity-based employee compensation plan we may adopt in the future, will result in dilution for existing shareholders and ADS holders.
The following table shows the dilution to new investors purchasing our Class B shares and ADSs in the global offering:

	Per Class B share	Per ADS(1)
	Ps.	U.S.$
Offering price (per common share/ADS)
Net tangible value per common share/ADS prior to the global offering
Increase in net tangible value per common share/ADS after the global offering attributable to existing shareholders
Net tangible value per common share/ADS after the global offering
Dilution per common share/ADS to new investors(2)
Percentage of dilution in net tangible value per common share/ADS(3)%		%
__________________
(1)Converted into U.S. Dollars at the venta de divisas exchange rate reported by the Banco de la Nación Argentina for           , 2026, which was Ps.         per U.S.$1.00.
(2)Dilution for this purpose represents the difference between the price per common share/ADS paid by the investors in the global offering and the shareholders’ equity value per common share/ADS immediately after the completion of the global offering. The calculation of the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
percentage of dilution to new investors is obtained by dividing the dilution of the shareholders’ equity value per common share/ADS to new investors by the price per common share/ADS.
A U.S.$1.00 increase (decrease) in the public offering price of U.S.$          per ADS would increase (decrease) our net tangible book value after the global offering by U.S.$             million, the net tangible book value per ADS after the global offering by U.S.$          per ADS and the dilution in the net book value per ADS to new investors in the global offering by U.S.$          per ADS, assuming the number of Class B shares and the ADSs offered under the international offering and the Argentine offering, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and expenses incurred in connection with the global offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This section contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in these forward-looking statements for several reasons, including those described under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”
The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our Audited Financial Statements as of December 31, 2025, 2024 and 2023 and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto, in each case included elsewhere in this prospectus, as well as the information set forth under “Presentation of Financial and Other Information” and “Summary Financial and Other Information.”
Overview
We are the leading renewable energy platform in Argentina, operating the country’s largest utility-scale wind and solar assets, complemented by strategically located thermal capacity. As of the date of this prospectus, we own and operate 1,949 MW of gross installed capacity, including 1,586 MW from renewables (wind and solar), and 363 MW from thermal generation. On December 24, 2025, the San Rafael solar project achieved partial commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity. As of December 31, 2025, we operated approximately 23% of Argentina’s wind and solar installed capacity, according to CAMMESA. As of December 31, 2025, our revenues totaled U.S.$361.3 million, our net income was U.S.$94.5 million, and our Adjusted EBITDA with Joint Ventures was U.S.$274.9 million.
Our business model is built on a disciplined “develop-to-own and operate” approach, leveraging in-house project origination, rigorous construction management, and advanced data-driven operations. Nearly all our revenues are generated under long-term, U.S. dollar-denominated PPAs, including contracts with CAMMESA (under the RenovAr program and Resolution 202/2016) and with C&I customers through the MATER framework. As of the date of this prospectus, we have a pipeline of non-conventional renewable assets focused on wind and solar generation with existing transmission interconnection capacity, and also of BESS. This portfolio includes 239 MW under construction (San Rafael, San Juan Sur, Lincoln and Junín and BESS Maschwitz projects), 175 MW ready to build, 2,519 MW in development, 1,273 MW in pre-development and 1,200 MW in prospection. We define non-conventional renewable assets as power generation assets that use the following natural resources to generate energy: solar, wind, biogas, biomass, small hydro (less than 50 MW).
Our mission is to deliver reliable, sustainable electricity to Argentina’s largest energy consumers by developing, constructing, and operating high-efficiency, low environmental impact assets. Since 2017, we have invested over U.S.$1.7 billion, adding 1.4 GW of new renewable capacity developed by Genneia. Our track record includes delivering projects on time and on budget, even during challenging macroeconomic cycles, supported by robust off-take agreements, strong relationships with global OEMs and lenders, and a centralized CECO that enables predictive maintenance and real-time optimization.
Our portfolio is concentrated in Argentina’s most attractive renewable corridors—the southern Patagonia region and the southeast of Buenos Aires for wind, and San Juan and Mendoza in the northwest for solar—with thermal peaking units near demand hubs to support grid stability. As of the date of this prospectus, we have under construction two utility-scale solar projects (San Rafael and San Juan Sur, with 180 MW and 129 MW of total capacity, respectively), along with a pipeline of additional projects. The San Rafael solar project had 150 MW of 180 MW commissioned as of the date of this prospectus.
Since 2016, we have experienced significant growth in renewable energy generation, positioning ourselves as the leading player in Argentinian energy transition. During the period from 2016 through the year ended December 31, 2025, our annual renewable energy generation increased at a CAGR of 39%, while our Adjusted EBITDA with Joint Ventures from our wind and solar segments grew at a CAGR of 28% during the same period. The figures in

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this paragraph take into account our consolidated portfolio of assets and the ownership-adjusted figures for our joint ventures.
Our revenues totaled U.S.$361.3 million, U.S.$311.1 million and U.S.$285.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. In the year ended December 31, 2025, our revenues were provided from the following segments: 69.4% from electric power generation from wind renewable energy sources, 16.2% from electric power generation from solar renewable energy sources, 12.7% from electric power generation from conventional sources and 1.1% from natural gas trading and gas transportation and 0,7% corporate and others. Our Net profit totaled U.S.$94.5 million, U.S.$46.2 million and U.S.$71.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our Adjusted EBITDA totaled U.S.$258.6 million, U.S.$228.3 million and U.S.$214.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.
Our Adjusted EBITDA with Joint Ventures totaled U.S.$274.9 million, U.S.$245.3 million and U.S.$231.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.
Presentation of Financial Information
We prepared our Audited Financial Statements included in this prospectus in U.S. Dollars, our functional currency. We prepare our Audited Financial Statements according with IFRS Accounting Standards as issued by the IASB.
For a description of our significant accounting policies, see note 3 to our Audited Financial Statements. For a description of our critical accounting policies where our management exercises significant judgment, see “Critical Accounting Policies and Estimates.” Our consolidated financial statements for statutory, legal and regulatory purposes in Argentina are those prepared in Argentine Pesos, issued and filed with the CNV and approved by our board of directors.
Our Business Segments
We operate in the following business segments: (i) electric power generation from wind renewable energy sources; (ii) electric power generation from solar renewable energy sources; (iii) electric power generation from conventional sources; and (iv) natural gas trading and gas transportation. Additionally, revenues, costs and assets not related to these business segments, including corporate administration and other income (expenses), are included under “corporate and others” caption, which we do not consider a segment. For additional information on our segments, see note 12 to our Audited Financial Statements.
The table below shows a breakdown of our revenues by segment for the consolidated figures:

	Year ended December 31,
	2025		2024		2023
	(in millions of U.S.$, except for percentages)
Electric Power Generation from Wind Renewable Sources	250.6	69.4%	226.5	72.8%	215.2	75.4%
Electric Power Generation from Solar Renewable Sources	58.6	16.2%	30.9	9.9%	21.8	7.7%
Electric Power Generation from Conventional Sources	45.7	12.7%	45.4	14.6%	39.1	13.7%
Natural Gas Trading and Gas Transportation	4.0	1.1%	4.4	1.4%	5.8	2.0%
Subtotal segments	358.8	99.3%	307.2	98.7%	281.8	98.8%
Corporate and Others	2.5	0.7%	3.9	1.3%	3.5	1.2%
Total	361.3	100.0%	311.1	100.0%	285.4	100.0%

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The table below shows a breakdown of our segment profit:

	Year ended December 31,
	2025		2024		2023
	(in millions of U.S.$, except for percentages)
Electric Power Generation from Wind Renewable Sources(1)	166.7	81.1%	137.3	73.2%	152.2	80.1%
Electric Power Generation from Solar Renewable Sources(1)	22.2	10.8%	9.5	5.1%	13.8	7.2%
Electric Power Generation from Conventional Sources(1)	15.2	7.4%	38.3	20.4%	19.6	10.3%
Natural Gas Trading and Gas Transportation(1)	1.5	0.7%	2.4	1.3%	4.4	2.3%
Total	205.6	100.0%	187.5	100.0%	190.1	100.0%
__________________
(1)Corresponds to our most comparable measure under IFRS Accounting Standards. See note 12 to our Audited Financial Statements.
For more information on our business segments, see note 12 to our Audited Financial Statements.
Principal Factors Affecting Our Results of Operations
Argentine Macroeconomic Conditions
As substantially all of our operations, facilities and customers are located in Argentina, we are affected by macroeconomic conditions in the country, including inflation, and fluctuations in foreign exchange rates, as well as the government policies that affect the economy and the electricity sector. Volatility in the Argentine economy and certain measures taken by the Argentine government have had, and are expected to continue to have, a significant impact on our business. See “Risk Factors—Risks Relating to Argentina.”
The following table sets forth key economic indicators in Argentina for the years indicated:

	Nine-month period ended September 30,		Year ended December 31,
	2025	2024	2024	2023
Economic Activity
Real GDP (% change) (as a % of GDP)	3.3%(2)	(1.9)% (2)	(1.3)%(2)	(1.9)%(2)
Real GDP (in billions of constant 2004 Argentine Pesos)	737,868(2)	714,524(2)	708,130(2)	717,769(2)
Price Indexes and Exchange Rate Information
INDEC CPI (% change)	22.0%	101.6%	117.8%	211.4%
Exchange Rate(1) (in Ps./U.S.$ at period end)	1,366.58	970.92	1,032.50	808.48
__________________
Sources: Ministry of Economy, Central Bank and INDEC.
(1)Wholesale reference exchange rates quoted by the Central Bank (tipo de cambio de referencia mayorista) (Communication “A” 3500 of Central Bank).
(2)Preliminary data.
See “Risk Factors—Risks Relating to Argentina—In the past, the credibility of certain Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and in turn, our business, results of operations and financial condition.”
Inflation
Argentina has faced and continues to face inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by the CPI and WPI, which have been associated with expansionary fiscal and monetary policies, government spending, the depreciation of the Argentine Peso and, at times, increases in domestic demand.
From 2019 to 2025, Argentina experienced a significant increase in inflation, reaching the highest level since 1991. For 2023, 2024 and 2025, the CPI of Argentina was 211.4%, 117.8% and 31.5%, respectively. In addition, for

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those years, the WPI was 276.4%, 67.1% and 26.21%, respectively. In January 2026, the CPI was 2.9% and WPI was 1.7%. In February 2026, the CPI was 2.9%.
During periods of high inflation, effective wages tend to fall, and consumers reduce their spending. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing. Inflation in Argentina has had a significant impact on our results of operations. In particular, unless offset by the depreciation of the Argentine Peso, inflation typically adversely impacts our cost of sales and administrative expenses nominated in Argentine Pesos, in particular our payroll and social security charges. See “Risk Factors—Risks Relating to Argentina—Continuing inflation has had and may continue to have an adverse effect on the Argentine economy, and consequentially on our business, results of operations and financial condition.”
Exchange Rate Fluctuations
Substantially all of our PPAs are denominated in U.S. Dollars and payable in Argentine Pesos primarily at the wholesale reference exchange rate (tipo de cambio de referencia mayorista) quoted by the Central Bank pursuant to Communication “A” 3500. U.S. Dollar denominated rates are converted into Pesos on the PPA payment date (41 days after billing date) rather than the date of actual payment which may have a negative effect on our results of operations to the extent there is devaluation of the Peso during the period between the 42nd day after the billing date and the actual payment date and which effect may be increased if there are payment delays as referred to in “—Billing and Collection.” However, we believe that we have the right to claim exchange rate differences that occur between the billing date and the date of actual payment, although we have not been able to recover from CAMMESA and ENARSA such amounts as of the date of this prospectus. See note 11.1 and note 11.2 to our Audited Financial Statements. In addition, a substantial portion of our operating costs and most of our debt are denominated in U.S. Dollars. This arrangement creates a natural hedge against exchange rate fluctuation and allows us to use U.S. Dollars as our functional currency for accounting purposes.
Our results of operations have been affected and will continue to be affected by the fluctuation of the Argentine Peso/U.S. Dollar exchange rate. The devaluation of the Peso typically results in lower costs in U.S. Dollars; however, the effect may be offset by increased inflation in Argentina.
See “Risk Factors—Risks Relating to Argentina—Continued devaluation of the Argentine Peso may adversely affect the Argentine economy as well as our financial condition and results of operations” and “Exchange Rates.”
Electricity Demand and Supply
Demand for electricity depends, to a significant extent, on macroeconomic conditions prevailing from time to time in Argentina, as well as seasonal factors. In general, the demand for electricity varies, to a certain extent, depending on the performance of the Argentine economy, as businesses and individuals generally consume more energy and are more capable of paying their bills during periods of economic stability or growth. As a result, energy demand is affected by Argentine governmental actions concerning the economy, including with respect to exchange rates, inflation, interest rates, price controls, taxes and energy tariffs and regulations.
Since the 2001-2002 economic crisis, the demand for electricity in Argentina experienced sustained growth year after year, driven by the economic expansion and tariff freezing, except in specific periods such as during the global financial crisis between 2008 and 2009, the COVID-19 pandemic between 2020 and 2021, and the recent economic recession in Argentina between 2022 and 2024.
Demand for electricity has recorded an annual CAGR growth of 1.5% per year in the last 10 years, with a decline in demand in periods of economic downturn.

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The chart below shows electricity demand in Argentina for the years indicated:

Electricity Demand
GWh/year
150000
130000
110000
90000
70000
50000
30000
10000
-10000
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Source: CAMMESA
The chart below shows the annual growth of demand for electricity in Argentina for the years indicated:
Source: CAMMESA

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The chart below shows the supply of electricity in Argentina by source, including generation within Argentina from hydroelectric, thermal, nuclear, and renewable sources, as well as electricity imported from neighboring countries (net of exports) for the years indicated.

Electricity supply by source
GWh/año
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Imports (net of exports)
Hydroelectric (>50 MW)
Thermal
Nuclear
Renewable

Source: CAMMESA
In the year ended December 31, 2025, thermal generation was the main energy source in Argentina, with a contribution of 75,225 GWh (approximately 50% of the total demand for that year), followed by hydroelectric generation, which contributed 30,144 GWh (approximately 21%), renewable generation, which contributed 26,659 GWh (approximately 19%) and nuclear generation, which contributed 10,761 GWh (approximately 7%). There were also imports of 4,304 GWh to cover local demand, and exports of 509 GWh.
Regarding energy dispatch in the SADI, a year-over-year increase of 0.2% was observed in 2025 compared to the previous year, mainly explained by higher renewable and nuclear generation, which was partially offset by lower thermal and hydro generation, driven by an increase in installed capacity and greater availability of nuclear plants. Thermal generation continues to be the main source of electricity supply, fueled by natural gas as well as liquid fuels (diesel and fuel oil), and coal. Within the renewable energy sector, in 2025, wind power recorded the largest growth in absolute terms (an increase of 2,464 GWh, or 15.2%) compared to the previous year, driven by an expansion in installed wind capacity. This was followed by solar power (an increase of 1,165 GWh, or 29.5%), with biomass occupying the third position (an increase of 282 GWh, or 37.8%) in terms of share.
At the end of 2025, Argentina’s total installed capacity reached 44,177 MW, representing an increase of 1.9% compared to the previous year. This increase was mainly due to the incorporation of more than 1,006 MW of renewable, primarily by new solar capacity (an increase of 791 MW), followed by wind capacity (and increase of 176 MW). Nevertheless, this increase was partially offset by a decrease of 180 MW in thermal capacity, which included the decommission of 379 MW of gas turbines while partially offset by the addition of 280 MW of combined cycle thermal generation. As a result, the share of renewable sources to cover local demand increased from 16.3% in 2024 to 18.9% in 2025.
Although the total installed capacity is higher than the instantaneous peak demand, the reserves (comparing the average available installed capacity with the instantaneous peak demand) have decreased since 2016. From 2017 to 2021, reserves increased compared to 2016, mainly due to new capacity installed under Resolution No. 21,

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Resolution No. 287/2017, the RenovAr program and MATER. From 2021, reserves decreased due to increased peak demand, as power generation capacity expanded at a slower pace and plant unavailability increased.
The following chart shows installed capacity for the years indicated:
Source: CAMMESA
Changes to the Regulatory Framework of the Argentine Electricity Sector
Given the narrowing gap between demand and supply during the period between 2013 and 2015, there was a need for the addition of new capacity in Argentina. As a result, a bidding process for new generation projects, both from conventional and renewable sources, was conducted. The SE called for bids under the Thermal Energy Program to install new thermal generation plants to become operational between the summer of 2016/2017 and the summer of 2017/2018, offering generators long-term PPAs with CAMMESA. In May 2017, the Secretariat of Energy called for bids under Resolution No. 287/2017 to install new thermal combined cycle and co-generation plants to satisfy demand in the WEM. The government received offers for 6.6 GW of new thermal power capacity and awarded approximately 4.8 GW of new thermal capacity.
In October 2015, the Argentine Congress amended the Renewable Energy Program, setting the goal to reach a contribution of renewable energy to total demand consumption of 8% for 2017 and 20% for 2025, by mandating that certain industrial and commercial consumers cover a portion of their consumption from renewable energy sources, and granting tax and other benefits to new renewable energy projects. In July and October 2016, and August 2017, the Ministry of Energy instructed CAMMESA to call for bids under the Renewable Energy Program to install additional generation plants from renewable sources. Following round 1, round 1.5 and round 2 of the RenovAr program, the government received offers for 17.31 GW of new renewables generation capacity and awarded 4.5 GW of new renewable energy capacity under round one, round 1.5 and round 2, mainly to wind and solar energy projects. In August 2019, CAMMESA awarded 259 MW under the MINIREN–ROUND 3 bidding process to small renewable energy projects. As a renewable energy company, Genneia participated in these programs and is required to comply with all applicable requirements of the Renewable Energy Program and the bidding terms established thereunder.
In order to continue installing new generation plants, the Argentine government introduced certain changes to the applicable laws and regulations in an attempt to encourage power transmission expansion projects, including the regulatory framework for public-private participation contracts and a new methodology to develop an Electricity Transmission Master Plan, known as the “TransportAR program.”

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The main changes introduced by the Argentine government from 2021 to date are:
•Resolution SE 551/2021 modifies the regulations regarding the assignment of transmission interconnection capacity for MATER. It replaces the requirement to submit a guarantee for the maintenance of the transmission interconnection capacity with the quarterly payment of U.S.$500/MW. The norm modifies the requirements for requesting an extension. The projects that are already assigned have priority to adhere or not to the new regime. If the owner chooses to abandon the priority, the bond is returned, but the project cannot be resubmitted for 2 years. In this case, capacity is released.
•Resolution SE 14/2022 replaces the previous MATER tie-breaker mechanism with a tie-breaker through a Majority Factor that will be applied to the transmission interconnection capacity reserve payments. Priority will be given to whoever declares the highest Majority Factor. Under Resolution SE 14/2022, when two or more participants submit equivalent requests and there is a tie, priority is given to the participant who declares the highest Majority Factor. The “Majority Factor” represents the participant’s willingness to accept less favorable conditions or to pay a higher amount for the reserved capacity compared to other applicants. This mechanism has been applied since the last quarter of 2021.
•Resolution SE 370/2022 enables the execution of contracts between renewable generators and distributors to supply Large Distributor Users or GUDIs. Regulators must provide clarifications on the treatment of these contracts, particularly on the pass-through. In this context, the term “pass-through” refers to the mechanism by which the costs and conditions agreed upon in these contracts can be directly transferred to the tariff paid by the GUDIs, without the distributor modifying or absorbing them.
•Resolution SE 36/2023 summons those interested in submitting offers in the National and International Open Call “RenMDI” – for the purpose of entering into Renewable Electricity Supply Contracts with CAMMESA. It approves the Bidding Terms and Conditions and the Annexes of the National and International Open Call “RenMDI,” which includes Item 1: “Renewable Generation to substitute Forced Generation” (500 MW) and Item 2: “Renewable Generation to Diversify the Matrix” (120 MW).
•Resolution SE 360/2023 extends the possibility of assigning MATER transmission interconnection capacity including three new alternatives: (1) transmission interconnection capacity for transmission expansions associated with MATER projects, (2) transmission interconnection capacity for projects associated with incremental demand, and (3) transmission interconnection capacity type Referential A (expected probability of 92%). This enables generation in the GENREN framework to sell in the MATER after the GENREN contracts are terminated. The norm established an additional extension of 720 days for projects with priority, with a payment framework that includes an increasing factor.
•Resolution SE 609/2023 makes the award of the renewable electricity supply contracts of the Open National and International Call (Convocatoria Abierta Nacional e Internacional, or “RenMDI”). Genneia was awarded the Junín I and Lincoln I solar farms of 20 MW each, which are being developed under this framework.
•Resolution SE 621/2023 invites interested parties to submit offers in the “TerCONF” Call, in order to enter into the Thermal Generation Reliability Supply Contracts with CAMMESA. The offers may be from any generation or co-generation technology, installing new equipment or with less than 15,000 hours of verified use.
•Resolution SE 883/2023 establishes the possibility of compensating penalties for: non-compliance with the scheduled commercial operation date and/or deficiency of committed energy supply and/or in compliance with the declared national component (CND), through investments in new renewable power (it is not a requirement that it be in the penalized park).
•Decree 55/2023 declared the emergency of the National Energy Sector in regards to the segments of generation, transportation and distribution of electric power under federal jurisdiction and transportation and distribution of natural gas, which was effective until December 31, 2024, and determined the beginning of the tariff revision. It provided for the intervention of ENRE and ENARGAS as from January 1, 2024 and

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until the appointment of the members of the board of directors resulting from the selection process established in the law. It empowers the ES to designate the interveners of ENRE and ENARGAS.
•ENRE established the transportation tariffs and the remuneration adjustment formula through the following Resolutions: No.104/2024, No. 105/2024, No. 106/2024, No. 107/2024, No. 108/2024, No. 109/2024 (rectified by Resolution No. 139/2024), No. 110/2024 and No. 111/2024. The transportation tariffs were more recently updated through the following Resolutions: No. 82/2025, No. 83/2025, No. 84/2025, No. 85/2025, No. 86/2025, No. 87/2025, No. 89/2024 and No. 228/2025. As for the distribution tariffs, they were established by ENRE in Resolutions No. 905/2024 and No. 589/2024 (previously established through Resolutions: No.198/2024, No. 199/2024, No. 518/2024 -rectified by Resolution No. 526/2024-, No. 520/2024 -rectified by Resolution No. 525/2024- and No. 588/2024). Originally, Law No. 27,541 on Social Solidarity and Productive Reactivation (from December 2019) authorized the Argentine executive branch to intervene in the ENRE for a period of one year, a term that was later extended by Decrees No. 1020/20, No. 871/21, and No. 815/2022, each for an additional year.
•Decree No. 70/2023 declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025:
◦Regarding transmission expansions, the following were repealed: (i) Law No. 25,822, which ratified and established the priority implementation of the Federal Electric Transportation Plan, implemented by the Secretariat of Energy and (ii) Decree No. 635/2003, which, in the context of high-voltage or trunk distribution transmission expansions, authorized the Secretariat of Energy to redetermine the fee or price corresponding to the unfinished portion of an expansion, up to its commercial commissioning.
◦Decree No. 311/2006 was repealed, which had approved the granting of repayable loans from the Argentine National Treasury to the Unified Fund, intended for the payment of obligations due by said fund for the fulfillment of its specific functions and for the undistorted support of the price stabilization system in the WEM.
◦Articles 16 to 37 of Law No. 27,424 were repealed, which had created the Trust Fund for the Development of Distributed Generation, the promotional benefits, and the Promotion Regime for the National Manufacture of Systems, Equipment, and Supplies for Distributed Generation.
◦The Secretariat of Energy was authorized to: (i) redetermine the structure of existing subsidies in order to ensure end users access to basic and essential consumption of electricity and natural gas, taking into account the income of the household group; and (ii) define the specific mechanisms that will materialize the allocation and effective receipt of subsidies, determining the roles and tasks to be performed by public actors, concessionary companies, and other relevant actors or agents.
•Bases Law declared a public emergency in administrative, economic, financial, and energy matters, and delegated a number of powers to the Argentine executive branch, authorizing it to adjust the regulatory framework for a one-year period for the purpose of:
◦Promoting the opening of international electricity trade under conditions of safety and reliability.
◦Ensuring free commercialization and maximum competition within the industry, guaranteeing end users the right to freely choose their supplier.
◦Fostering the economic dispatch of energy transactions based on hourly economic cost.
◦Adjusting energy system tariffs to reflect the actual costs of supply, in order to meet investment needs and ensure the continuous and regular provision of public services.
◦Promoting the breakdown and transparency of the various charges payable by end users, expressly requiring distributors to act as collection or withholding agents of such amounts.

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◦Guaranteeing the development of electricity transmission infrastructure through open and competitive mechanisms.
◦Modernizing and professionalizing the structures of the electricity sector, reorganizing the Federal Electricity Council as a non-binding advisory body.
•Decree No. 1023/2024 extended the state of emergency in the energy sector —covering the generation, transmission, and distribution of electricity under federal jurisdiction, as well as the transmission and distribution of natural gas and any actions derived therefrom— until July 9, 2025.
•Decree No. 370/2025 extended the energy sector emergency until July 9, 2026. It also extended the Transition Period towards Targeted Energy Subsidies until the same date, while encouraging Provinces to work jointly with the Secretariat of Energy to implement the necessary emergency measures to guarantee electricity distribution services within their jurisdictions, as well as to carry out the adjustments stemming from the subsidy restructuring process.
•Decree No. 450/2025 approved amendments to Law No. 15,336 and to the Electricity Law—including the enactment of a new consolidated text for the latter—and established a 24-month transition period for the amendment of related regulations and complementary rules. The reforms are aimed at reducing the Argentine government’s intervention in the electricity sector’s pricing and contracting system, in order to provide greater freedom to private actors within an updated and modernized regulatory framework.
•Decree No. 452/2025 established the Argentine Regulatory Entity for Gas and Electricity (the creation of which had been envisaged in the Bases Law), which, once operational, will replace and assume the functions of ENRE and ENARGAS. The new entity will have functional and budgetary independence and must begin operations within a maximum period of 180 calendar days from the publication of Decree No. 452/2025 in the Official Gazette.
•Resolution SE 331/2025: increased by 0.4% the prices for the remuneration of generation starting from the economic transactions corresponding to August 2025.
•Resolution 400/2025: Approved the “Rules for the Normalization of the Wholesale Electricity Market and its Progressive Transition,” effective as of November 1, 2025, establishing a transitional framework to reorganize supply, contracting, and remuneration in the WEM, aligned with the objectives of the Electricity Law and Decree No. 450/2025.
◦Defines demand categorization and classifies generation units as “Assigned Generation,” “Spot Generation,” and “New Generation,” with specific remuneration schemes for energy, capacity, and reliability services, and introduces mechanisms for fuel management, seasonal pricing, and term market contracting.
◦Provides that the seasonal demand of WEM distributors will be primarily supplied by Assigned Generation (which includes existing supply contracts, generation under state administration, national hydroelectric generation, nuclear generation, and centralized imports) and any shortfalls must be covered in the spot market or through the term market.
◦Expressly authorizes distributors to enter into power purchase agreements with generators or self-generators within the WEM under the MATER and the newly established MATE, to cover at least 75% of their seasonal demand, with free negotiation of terms, prices, and allocation priorities.
◦Establishes the Term Market for Capacity (MATP), allowing large users and distributors to contract physical capacity backup on an hourly basis to enhance supply reliability.
◦Instructs CAMMESA to conduct an annual sufficiency assessment with a three-year horizon to evaluate future supply adequacy and empowers the SE to call for tenders for new generation projects if necessary.

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◦Provides that, during the transition period, distributors’ energy and capacity contracts awarded under such processes may be backed by CAMMESA payment guarantees, subject to the absence of outstanding WEM debts and compliance with regulatory requirements established by the Secretariat of Energy.
◦Instructs CAMMESA to issue the necessary technical and administrative procedures for implementation and empowers the Undersecretariat of Electric Energy to issue complementary and clarifying regulations.
As a participant in the Argentine electricity sector, Genneia is subject to the regulatory framework described above and must comply with all applicable requirements, including those relating to bidding processes, power purchase agreements, transmission capacity assignments, tariff regulations, and subsidy regimes. Changes in this regulatory framework may therefore directly affect Genneia’s operations, revenues and investment planning. See “Risk Factors— Risks Relating to our Business and Industry—We operate in a highly-regulated sector that imposes significant costs on our business and we could be subject to fines and liabilities that could have a material adverse effect on our results of operations.”
Dispatch and Availability
With respect to our wind and solar farms, our revenues are derived from electricity effectively delivered. Almost all renewable energy assets in Argentina benefit from transmission interconnection capacity to the grid. As a result, in our power generation from renewable sources segment, our revenues, net profit and Adjusted EBITDA are driven by the availability factor of our wind and solar farms and wind and solar irradiance conditions. In turn, substantially all of our revenues from our thermal power plants are derived from selling firm capacity. As a result, in our power generation from conventional sources segment, our revenues, net profit and Adjusted EBITDA is primarily driven by the availability factor of our thermal power plants.

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The table below shows the availability factor for our thermal power plants and our wind and solar farms in operation for the years indicated.

	Year ended December 31,
	2025	2024	2023
Availability Factor (%)
Thermal Power Plant	81.6%	86.5%	92.3%
Bragado II and III	93.2%	97.7%	98.8%
Cruz Alta	76.0%	81.0%	89.1%
Wind Farms	95.2%	94.1%	95.1%
Rawson I and II	97.3%	97.8%	97.9%
Rawson III	93.9%	96.1%	96.2%
Trelew	87.1%	65.7%	81.2%
Madryn I	93.8%	97.3%	96.6%
Madryn II	96.2%	96.3%	96.6%
Villalonga I	94.8%	92.4%	92.9%
Villalonga II	97.3%	90.9%	96.4%
Chubut Norte I	94.7%	95.9%	98.4%
Pomona I	96.1%	94.6%	95.7%
Pomona II	93.8%	90.8%	94.8%
Necochea	97.4%	94.9%	96.9%
Chubut Norte II	95.8%	98.0%	98.5%
Chubut Norte III	95.7%	97.2%	93.3%
Chubut Norte IV	91.0%	97.5%	95.2%
La Elbita(1)	97.5%	—%	—%
Solar Farms(2)	69.6%	72.8%	77.3%
Ullum I	77.3%	79.9%	77.4%
Ullum II	78.5%	82.3%	82.4%
Ullum III	80.5%	81.5%	80.5%
Sierras de Ullum(3)	61.8%	79.4%	74.3%
Tocota III(4)	56.1%	52.7%	—
Malargüe I(5)	74.5%	—	—
Anchoris(6)	71.0%	—	—
San Rafael(7)	—	—	—
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(1)On October 2, 2024 the La Elbita Wind Farm reached commercial authorization to operate its total nominal power of 162 MW. The commercial authorization schedule was as follows: (i) 49.5 MW on June 28, 2024; (ii) 58.5 MW on July 20, 2024, reaching 108 MW accumulated; (iii) 13.5 MW on August 12, 2024, reaching 121.5 MW accumulated; (iv) 18 MW on September 3, 2024, accumulating 139.5 MW; (v) 13.5 MW on September 19, 2024, accumulating 153 MW; and (vi) 9 MW on October 2, 2024, reaching the total capacity of 162 MW.
(2)Information refers to the performance ratio.
(3)On March 30, 2023, the Sierras de Ullum solar farm obtained commercial authorization for a total of 78 MW of power. Such commercial authorization was partially obtained in four tranches: (i) 22 MW on January 20, 2023; (ii) 36 MW on February 11, 2023, reaching 58 MW accumulated; (iii) 10.3 MW on March 2, 2023, reaching 68.3 MW accumulated; (iv) 9.7 MW on March 30, 2023, reaching the total installed capacity of 78 MW.
(4)On February 1, 2024, the Tocota III Solar Farm obtained commercial authorization to operate with a total nominal power of 60 MW. Said commercial authorization was partially obtained in three tranches, with the following schedule having been met: (i) 22 MW on December 30, 2023; (ii) 18 MW on January 24, 2024, reaching 40 MW accumulated; and (iii) 20 MW on February 1, 2024, reaching the total installed capacity of 60 MW.

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(5)On January 20, 2025, the Malargüe I solar farm obtained commercial authorization for a total installed capacity of 90 MW. Such commercial authorization was partially obtained in two tranches: (i) 60 MW on January 6, 2025; and (ii) 30 MW on January 20, 2025, reaching the total installed power of 90 MW.
(6)On August 5, 2025, the Anchoris Solar Farm reached commercial operation date for the remaining 65 MW, completing the commissioning of its full installed nominal capacity of 180 MW. This followed the initial partial COD of 115 MW achieved on June 6, 2025.
(7)On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity.
Our wind and solar farms achieved a weighted average availability factor of 95.2% and a performance ratio of 69.6%, respectively, during the year ended December 31, 2025, while our thermal power plants achieved a weighted average availability factor of 81.6% during the same period.
The contractual committed thresholds applicable to our assets vary depending on the program. For our thermal assets, Cruz Alta thermal power plants do not have an availability commitment with CAMMESA, as its production is sold in the spot market. Therefore, any unavailability results only in reduced revenues. Our Bragado thermal power plants are subject to penalties if a unit is called to dispatch and is unavailable, with the maximum penalty equal to the product of the annual capacity payment, the contracted capacity and a factor of 0.5x. For our renewable assets, under the RenovAr program, thresholds are based on P90 generation (“P90” means a 90% chance that the energy production will be equal to or exceed the expected figure). If annual generation is below P90 and the shortfall is not compensated within 12 months, the generator must pay U.S.$160/MWh of the uncompensated shortfall within the first three months of the following year. In addition, if annual generation falls below P99 (“P99” means a 99% chance that the energy production will be equal to or exceed the expected figure) for reasons not attributable to weather conditions, the generator must pay U.S.$160/MWh of the shortfall within the first three months following the end of the relevant year. Under the MATER framework, thresholds are based on P75 generation (“P75” means a 75% chance that the energy production will be equal to or exceed the expected figure). In the event of a shortfall under delivery-or-pay contracts, penalties are limited to the differential against the CAMMESA spot price, thereby mitigating downside risk. See “Business Overview—PPAs Entered into with Private Users in Argentina.”
If our thermal power plants do not meet the applicable thresholds, absent a force majeure event or scheduled maintenance unavailability, CAMMESA may impose monetary fines on us, and it has done so in the past.
Moreover, we procured independent third-party studies to assess the expected energy production of our facilities. The estimated annual generation at P50 level is the energy expected to be achieved with a 50% probability and widely used in the industry as a benchmark for assessing long-term project performance (“P50”).

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The following table presents the most recent P50 estimates provided by external consultants, which complement the internal estimates made by our in-house development team for each facility:

Facility	Installed Capacity	P50 Generation (GWh/year)	P90 Generation (GWh/year)	P50 Average (Years)	Study Date (Year)
Wind Farms	946.7	4,040.1	3,752.6
Rawson I and II	83.7	285.9	276.3	10 years	2022
Rawson III	25.1	107.0	103.9	10 years	2022
Trelew(1)	51.0	185.0	165.3	14 years	2024
Madryn I	71.1	315.7	307.0	10 years	2022
Villalonga I	51.8	235.8	208.3	10 years	2018
Chubut Norte I	28.8	129.7	124.7	10 years	2022
Villalonga II	3.5	14.8	13.9	20 years	2017
Pomona I	101.4	401.1	356.1	10 years	2017
Pomona II	12.0	46.0	42.2	20 years	2017
Madryn II	151.2	650.7	632.3	10 years	2022
Necochea	37.9	159.1	141.6	10 years	2017
Chubut Norte II	26.3	124.9	117.0	20 years	2019
Chubut Norte III	57.7	269.3	244.3	10 years	2019
Chubut Norte IV	83.2	396.8	360.7	10 years	2019
La Elbita	162.0	718.3	659.0	20 years	2023

Solar Farms	670.0	1,899.1	1,710.4
Ullum I	25.0	63.8	57.4	10 years	2018
Ullum II	25.0	63.8	57.3	10 years	2018
Ullum III	32.0	81.3	73.2	10 years	2018
Sierras de Ullum	78.0	193.7	179.4	10 years	2024
Tocota III	60.0	182.9	170.0	10 years	2022
Malargüe I	90.0	260.7	226.6	10 years	2023
Anchoris	180.0	504.5	438.2	10 years	2024
San Rafael(2)	180.0	548.4	508.3	10 years	2025

Total Renewable Farms	1,616.7	5,939.2	5,463.0
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(1)We adopted an improvement investment plan at Trelew Wind Farm in 2024 and 2025 aiming to increase production and availability at this facility, while maintaining its installed capacity at 51 MW. The production report assumes an average useful life of 14 years for the Alstom turbines (45 MW outstanding) and 25 years for the Goldwind turbines (18 MW). For further information, please see “Business Overview—Power Generation—Operating Power Plant—Trelew Wind Farm.”
(2)San Rafael Solar Farm was originally designed with an installed capacity of 150 MW and was later expanded by an additional 30 MW after securing transmission interconnection capacity.
Transmission Capacity Reserve or Transmission Interconnection Capacity
Most of our renewable assets benefit from transmission interconnection capacity (also called “prioridad de despacho”). As of December 31, 2025, approximately 93% of our total renewable capacity operates with

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transmission interconnection capacity. As of the date of this prospectus, the facilities that have a portion of their capacity without transmission interconnection capacity are the following:

Facility	Type of Energy	Framework	Installed Capacity	With Transmission Interconnection Capacity	Without Transmission Interconnection Capacity
Chubut Norte II	Wind	MATER	26.0	—	26.0
Sierras de Ullum	Solar	MATER	78.0	64.0	14.0
Tocota III	Solar	MATER	60.0	14.0	46.0
Anchoris	Solar	MATER	180.0	155.0	25.0
As of the date of this prospectus, the operational performance of the Tocota III solar farm and Chubut Norte II are limited and below our initial expectations. At Tocota III solar farm, power generation has been limited due to infrastructure problems associated with instabilities in the electrical network of the Bauchaceta transformer station. We are evaluating various technical and operational alternatives to allow increasing the dispatch of energy to the network of the Tocota III solar farm.
At Chubut Norte II, power generation has been affected by the lack of infrastructure investments that were originally expected to be carried out by the national government. We expect that the limitation could further increase on new additional capacity being currently under construction by competitors in the Patagonia region. However, we expect that limitation could be solved after the construction of new transmission lines from ET Madryn to Bahía Blanca, which is being analyzed by the national government to promote this investment through private companies (Resolution No. 715/2025).
Moreover, the reduction in generation from these projects has not affected the Company’s ability to meet its contractual energy delivery commitments.
Climate Conditions that Affect Our Wind and Solar Farms
The energy generated and the profitability of wind and solar farms are highly dependent on weather conditions, particularly wind conditions (for wind farms) and solar irradiance (for solar farms). These conditions are location specific and can vary between seasons and from one year to another (due to multi-year weather patterns). In order to operate optimally, wind generators require wind speed to fall between ranges specific to each wind generator type and technology. Outside of these ranges, energy production falls.
During the development phase and prior to the construction of any wind farm, wind studies are conducted to evaluate the potential wind resource for each site. These studies require on-site wind measurements for at least a year and are usually carried out over a period of several years for better accuracy. Our development teams rely on independent technical consultants to verify expected capacity factors that result from these studies. Considering the statistical nature of the measurements and studies, it can be assumed that wind conditions during the construction and operation phases of the wind farm may differ from those measured. In addition, wind patterns at each site change over time. As a result, energy generation may fail to meet expected generation levels assumed during the development of each wind farm. Future wind patterns and electricity production at our wind farms may not reflect the historical wind patterns at the respective sites or the projections made. Similarly, solar resource projections depend on estimates of weather patterns, the effect of shading on the panels, and solar irradiance. Solar farm generation also depends on air quality, cloud cover, air and surface temperature for optimal performance. Solar resource projections are also statistical in nature and may fall outside the expected values for a given period of time.
For additional information about the impact of wind speed, projections of solar energy resource and the uncertainties and risks associated with weather conditions, see “Risk Factors— Risks Relating to our Business and Industry—Our ability to operate wind and solar farms profitably is highly dependent on suitable wind, solar and associated weather conditions.”
In late January 2025, the installed capacity of the Sierras de Ullum solar farm was reduced by approximately 50% as a result of hail damage to its panels. We adopted a recovery plan, and since mid-July 2025 the facility has

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been operating at its full installed capacity of 78 MW. The event required an investment of approximately U.S.$11 million, which was largely covered by our insurance policy. In addition, Sierras de Ullum maintained business interruption insurance covering lost revenues, which was recovered through a prepayment received in June 2025. For further information, see note 10 to our Audited Financial Statements as of December 31, 2025.
Generation Capacity Expansion
We currently have four solar energy projects and one BESS project under construction, which are expected to add 239 MW of installed capacity once completed: (i) the San Rafael solar farm (30 MW pending, which on December 24, 2025 achieved commercial operation for 141.7 MW of total installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity); (ii) the San Juan Sur solar farm (129.2 MW); (iii) the Lincoln solar farm (20 MW); (iv) the Junín solar farm (20 MW); and the BESS Maschwitz project (40 MW). These renewable projects under construction require a total investment of approximately U.S.$365 million, of which approximately U.S.$127 million of capital expenditures have been paid as of December 31, 2025.

Facility	Type of Energy	Province	Expected COD	MW(3)	Off-taker(1)
San Rafael(2)	Solar	Mendoza	Second quarter of 2026	30.00	MATER
San Juan Sur	Solar	San Juan	Second quarter of 2026	129.20	MATER
Lincoln	Solar	Buenos Aires	Second quarter of 2026	20.00	CAMMESA
Junín	Solar	Buenos Aires	Second quarter of 2026	20.00	CAMMESA
Maschwitz	Storage	Buenos Aires	First quarter of 2027	40.00	Edenor
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(1)Several large industrial users are private off-takers under the MATER program.
(2)On December 24, 2025 the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity.
(3)Total investment of U.S.$365 million includes U.S.$180 million for San Rafael (180 MW), U.S.$110 million for San Juan Sur (129 MW), U.S.$40 million for the Lincoln & Junín (40 MW), and U.S.$35 million for BESS Maschwitz (40 MW).
Additionally, we have a pipeline of non-conventional renewable assets that includes: 175 MW ready-to-build, 2,519 MW in development, 1,273 MW in pre-development and 1,200 MW in prospection. For more information about our pipeline of assets, see “Business Overview—Our Business Model and Value Proposition.”
Billing and Collection
For the years ended December 31, 2025, 2024 and 2023, 68%, 81% and 88%, respectively, of our sales corresponded to transactions with CAMMESA. We are entitled to receive payments from CAMMESA under its PPAs within 42 days after the invoice date, subject to CAMMESA previously receiving payments from other agents in the WEM, including electric power distribution companies, large consumers and the Argentine government.
For the years ended December 31, 2025 and 2024, approximately 42% in both periods of the revenues are guaranteed by the FODER entered into under the RenovAr program and approximately 31% and 16%, respectively, of the revenues are derived from first line private counterparties under the MATER framework.
A portion of our revenues under the RenovAr program is supported by payment guarantees provided by FODER, a public trust established pursuant to Law No. 27,191 and administered by BICE as trustee. FODER was created specifically to promote renewable energy projects and provides limited payment guarantees to eligible generators that execute adhesion agreements in connection with PPAs under the RenovAr program. FODER does not provide guarantees for PPAs executed under the MATER framework.
FODER’s assets comprise funds contributed by the Argentine National Treasury and other sources authorized by Law No. 27,191 and its implementing regulations, including specific charges on energy demand, recoveries from FODER financings, income from trust asset investments, and proceeds from trust securities issued by the trustee. Amounts contributed to FODER constitute segregated trust assets administered by the trustee and allocated to specific guarantee accounts in accordance with the FODER trust agreement and applicable adhesion agreements.

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FODER's guarantees are subject to fund availability in such accounts and are designed to cover payment obligations under RenovAr PPAs for limited periods and under specified triggering events.
This funding structure differs materially from CAMMESA’s role and funding sources. CAMMESA serves as the administrator and clearinghouse of the WEM and relies primarily on collections from market participants, including distribution companies and large users, to settle wholesale market transactions. While CAMMESA has historically received financial support from the Argentine government during periods of structural funding shortfalls, it does not operate as a public trust and does not benefit from segregated trust assets dedicated to payment guarantees. Consequently, revenues supported by FODER guarantees are subject to a different payment and credit risk profile than revenues derived from PPAs with CAMMESA that are not backed by FODER.
According to the PPAs, CAMMESA must make payments to generators 42 days after the end of the month in which supply occurred. However, delays in payments from distributors to CAMMESA, together with CAMMESA’s reliance on contributions from the Argentine National Treasury to cover subsidized tariffs, have resulted in payment delays to generators, in some cases exceeding 100 days. Despite such delays, our results of operations and our ability to meet our obligations have not been affected, given that two-thirds of our revenues are guaranteed by the FODER and contracted by bilateral private parties under the MATER framework. We did not have to request any type of loan or indebtedness to face the delays in payment. Notwithstanding the foregoing, we are permanently monitoring the delays and take them into account for the purposes of our business plan and regular operations. CAMMESA’s cash flows reflect its function as a market administrator and clearinghouse and may be supplemented by discretionary federal support or extraordinary measures when collections are structurally insufficient. This funding mechanism differs fundamentally from FODER’s segregated trust assets, which are dedicated to specific guarantee triggers under the trust agreement. See “Risks Relating to Our Business and Industry—We may not be able to collect, or collect in a timely manner, payments from CAMMESA and other customers in the electricity sector, which could have a material adverse effect on our financial condition and results of operations.”
We expect that the Company’s ongoing renewable investment plan will increase the exposure to private clients under the MATER framework. As a result, we anticipate a gradual reduction in exposure to CAMMESA under non-guaranteed PPAs over the coming years.This includes the phase-out of the renewable and thermal PPAs (GENREN & Res 21), which we expect to migrate to the MATER and MAT frameworks. Rawson I and II have already transitioned to MATER in October and May 2025, respectively. For further information, see “Business Overview— PPAs Entered into with CAMMESA for our Wind and Solar Farms—PPAs for Rawson I and II Wind Farms.”
The following chart shows CAMMESA’s payment cycle for revenues that are not guaranteed by the FODER and the months that have been collected in full in terms of the number of days CAMMESA took to pay the outstanding balances month by month, from January 2021 to December 2025. For further information, see “Regulatory Framework of Renewable Energy in Argentina—RenovAr (Round 1): Bidding Process for Renewable Energy Generation Projects.”
Source: CAMMESA

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
FODER Funding and Guarantee
FODER is a public trust established under Law No. 27,191, with the Argentine Government serving as trustor and BICE as trustee. FODER benefits RenovAr generators that adhere to its terms but does not guarantee MATER PPAs. The trust's assets consist principally of Argentine National Treasury allocations and other sources authorized by law, including specific demand charges, recoveries on FODER financings, dividends or sale proceeds from eligible project interests, and returns on trust assets or trust securities. Upon contribution, these funds become segregated trust property administered by BICE for defined guarantee purposes. FODER provides an Energy Payment Guarantee funded from a dedicated account for limited periods when CAMMESA fails to make payments, as well as Put/Call mechanisms with payments sourced from specific project price payment accounts. FODER is not independent of government funds, as its primary funding sources are Argentine National Treasury resources and related inflows under Law No. 27,191 and the annual budget.
CAMMESA serves as the administrator and clearinghouse of the WEM and is funded in the ordinary course by collections from WEM agents. Unlike FODER, CAMMESA is not structured as a public trust and does not benefit from segregated trust assets. During periods of structural shortfalls, CAMMESA has received discretionary federal budget transfers and, in certain cases, extraordinary bond support to facilitate WEM payments. This funding structure differs materially from FODER’s segregated, purpose-built trust funding, which is tied to specific guarantee triggers. For further information, see “Regulatory Framework of Renewable Energy in Argentina—RenovAr (Round 1): Bidding Process for Renewable Energy Generation Projects.”
Critical Accounting Policies and Estimates
Our financial statements are prepared in conformity with IFRS Accounting Standards. In preparing our financial statements, we make assumptions, judgments and estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. We base our estimates, assumptions and significant judgments on historical experience and other factors that we consider relevant. Actual results may differ from said estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revisions affect both current and future years. See note 4 to our Audited Financial Statements.
We disclose our significant accounting policies in the notes accompanying our consolidated financial statements included elsewhere in this prospectus.
Information on the judgments made in applying accounting policies that have significant effect on the amounts recognized in our consolidated financial statements are included in note 4 to our Audited Financial Statements.
Trend Information
Management has identified several material trends that could significantly affect our future results of operations, cash flows, and financial condition.
Commercial Trends
Our sales concentration with CAMMESA decreased to 68% for the year ended December 31, 2025, from 81% and 88% for the years ended December 31, 2024 and 2023, respectively, reflecting our shift toward private clients under the MATER framework. For the year ended December 31, 2025, 72% of our revenues were derived from MATER, RenovAr and Resolution 202/2016, with 42% guaranteed by the FODER.
Currently, our renewable investments focus on additional capacity under the MATER framework. These new renewable projects are expected to further reduce our exposure to CAMMESA, as we continue our transition towards signing bilateral contracts with private off-takers. In line with this strategy, Rawson I and II migrated to the MATER in October and May 2025, respectively.

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Operational Trends
Production trends reflect continued growth in renewable capacity. Excluding our joint ventures, wind energy generation increased from 2,600 GWh in 2024 to 3,140 GWh in 2025, primarily due to the commencement of operations at the La Elbita wind farm. Solar energy generation rose from 489 GWh in 2024 to 940 GWh in 2025, following the commissioning of new solar facilities.
Macroeconomic and Financial Trends
Argentina’s macroeconomic environment remains challenging. Inflation reached 117.80% in 2024, and the Peso depreciated from Ps.808.48 per U.S. Dollar at the end of 2023 to Ps.1,032.50 at the end of 2024 and Ps.1,399.67 as of March 12, 2026. These trends adversely affect our peso-denominated costs, particularly payroll and social security charges, and create exchange rate risks in connection with delays in payments from CAMMESA. Payment delays from CAMMESA have exceeded 100 days in certain cases, with defaulted payments in May 2024 settled through Argentine sovereign bonds with a market value at approximately 50% of normal value. For more information, see “—Billing and Collection,” and “Risk Factors—Risks Relating to Our Business and Industry—We may not be able to collect, or collect in a timely manner, payments from CAMMESA and other customers in the electricity sector, which could have a material adverse effect on our financial condition and results of operations.”
Regulatory Trends
Since late 2023, the Argentine government has advanced reforms to liberalize the economy, including the electricity sector, which has been highly regulated and subsidized. The process aims to gradually deregulate generation, transmission, and distribution, fostering competition, private investment, tariff liberalization, and market transparency.
We believe these reforms will prioritize private sector participation, consistent with our strategy to expand in the MATER market through bilateral contracts. We will continue to evaluate new projects, energy storage solutions, and selective acquisitions, guided by disciplined capital allocation. Our current target is to maintain consolidated net leverage of approximately 3x in the future, with temporary increases during project construction that are expected to normalize promptly once such projects are completed.
Our current growth strategy is constrained by both infrastructure bottlenecks, including transmission limitations, and limited long-term financing. However, we expect these hurdles could ease as Argentina’s economy stabilizes and the energy sector undergoes deregulation, potentially enabling new transmission expansion opportunities through private sector participation.
Description of Principal Line Items of the Statement of Profit or Loss and Other Comprehensive Income
Revenues
Our revenues include sales in the following businesses in which we participate: (i) electric power generation from wind renewable energy sources; (ii) electric power generation from solar renewable energy sources; (iii) electric power generation from conventional sources; and (iv) natural gas trading and gas transportation. In addition, we generate other revenues from activities not related to our business segments. See note 5.n to our Audited Financial Statements. See note 3.13 to our Audited Financial Statements for revenue recognition.
Cost of Sales
Our costs of sales include direct costs related to power generation and trading activities such as (i) fuel for thermal power generation (natural gas and diesel fuel), (ii) salaries and benefits, social security charges and other contributions, professional fees and compensations for services and other staff costs, (iii) freight and insurance, (iv) taxes, rates and contributions, maintenance and repairs, work contracts and other services, and (v) property, plant and equipment depreciation and amortization of intangible assets. See notes 5.o and 5.p to our Audited Financial Statements.

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Gross Profit
Our gross profit reflects our revenues minus our cost of sales.
Selling Expenses
Our selling expenses include taxes (mainly turnover tax), doubtful accounts receivable, salaries and benefits, social security charges and other contributions and other expenses. See note 5.o to our Audited Financial Statements.
Administrative Expenses
Our administrative expenses include indirect expenses such as salaries and benefits, social security charges and other contributions with respect to administrative personnel, professional fees and compensation for services, directors and statutory auditors’ fees and other staff costs, traveling and lodging expenses, freight and insurance, real estate, rental and expenses of property, machinery and equipment, taxes, charges and other contributions, maintenance and repairs, works contracts and other services, property, plant and equipment depreciation, amortization of intangible assets, fuel, gas, electricity and others, installation materials and equipment, provisions, expenses for development of new businesses and other expenses of us. See note 5.p to our Audited Financial Statements.
Other Income (Expenses), Net
Other expenses, net, mainly includes tax on bank debits and credits, gain from the sale for the generation equipment, loss from derecognition of property, plant and equipment and other miscellaneous non-recurring (expenses) gains. See note 5.q to our Audited Financial Statements.
Impairment losses on financial assets
Our impairment losses on financial assets include the impact of transactions with CAMMESA in December 2023 and January 2024 that were paid through the delivery of government securities in 2024. See note 10 to our Audited Financial Statements.
(Loss) income from joint ventures
Our (loss) income from joint ventures are attributable to our holdings in Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea due to our share on the results of those companies. See note 5.b.2 to our Audited Financial Statements.
Finance Income (Expense), Net
Our finance income (expense), net includes (i) finance income, comprised of interest and others and interest income on trade receivables (ii) finance expense, comprised of interests and miscellaneous and (iii) other finance income (expense), net, comprised of fair value gains and losses on financial assets at fair value through profit or loss, exchange differences, net and gain (loss) on net monetary position from subsidiaries. See note 5.r to our Audited Financial Statements.
Income Tax
Income tax includes current income tax and deferred income tax, in both cases, from continuing operations. We recognize accumulated losses and other tax credits as deferred tax assets when it is probable that they will be deductible against future taxable income. For these purposes, we take into account projected taxable income and the reversal of liabilities for temporary differences. See note 5.s to our Audited Financial Statements.
Net Profit (loss) for the year
The result for the year is the net income (loss) after deduction or the sum of income tax.

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Results of Operations
Year ended December 31, 2025 compared to year ended December 31, 2024

	Year ended December 31,
	2025	2024	Variation
	(in millions of U.S.$, except percentages)
Revenues	361.3	311.1	50.2	16.1%
Cost of sales	(140.9)	(114.5)	(26.4)	23.0%
Gross profit	220.4	196.6	23.9	12.1%
Selling expenses	(3.9)	(3.3)	(0.7)	20.0%
Administrative expenses	(31.6)	(27.3)	(4.3)	15.6%
Other (expenses) income, net	(17.2)	3.2	(20.4)	(638.7)%
Impairment losses on financial assets	—	(5.2)	5.2	(100.0)%
Loss from joint ventures	(0.7)	(3.5)	2.8	(79.8)%
Finance (expense) income, net
Finance income	6.5	15.2	(8.7)	(57.5)%
Finance expense	(93.8)	(58.8)	(35.0)	59.4%
Other finance income (expense), net	58.8	54.5	4.3	7.9%
Profit before income tax	138.5	171.4	(32.9)	(19.2)%
Income tax	(44.0)	(125.3)	81.3	(64.9)%
Net profit for the year	94.5	46.2	48.4	104.8%
Other comprehensive (loss) income
Items that may subsequently be reclassified to profit or loss:
Foreign exchange differences on translation of foreign operations	(1.2)	10.2	(11.5)	(112.0)%
Total other comprehensive (loss) income	(1.2)	10.2	(11.5)	(112.0)%
Total comprehensive income for the year	93.3	56.3	36.9	65.6%
Revenues
Revenues for the year ended December 31, 2025 were U.S.$361.3 million, a U.S.$50.2 million or 16.1% increase compared to U.S.$311.1 million for the year ended December 31, 2024. The table below shows the breakdown of our revenues by source for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024	Variation
	(in millions of U.S.$, except percentages)
Electric Power Generation from Wind Renewable Sources	250.6	226.5	24.1	10.7%
Electric Power Generation from Solar Renewable Sources	58.6	30.9	27.7	89.6%
Electric Power Generation from Conventional Sources	45.7	45.4	0.3	0.6%
Natural Gas Trading and Gas Transportation	4.0	4.4	(0.4)	(9.6)%
Other Revenues	2.5	3.9	(1.4)	(36.4)%
Total	361.3	311.1	50.2	16.1%
Electric Power Generation from Wind Renewable Sources: our revenues in this segment for the year ended December 31, 2025 were U.S.$250.6 million, a U.S.$24.1 million or 10.7% increase compared to U.S.$226.5

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
million for the year ended December 31, 2024, mainly due to an increase in the volume of wind energy generated, which reached 3,140 GWh in the year ended December 31, 2025, compared to 2,600 GWh generated in the year ended December 31, 2024. This increase in the volume of wind energy generated was mainly due to the start-up of the La Elbita wind farm in June 2024, which reached COD on October 1, 2024.
Electric Power Generation from Solar Renewable Sources: our revenues in this segment for the year ended December 31, 2025 were U.S.$58.6 million, a U.S.$27.7 million or 89.6% increase compared to U.S.$30.9 million for the year ended December 31, 2024, mainly due to an increase in the volume of solar energy generated, which reached 940 GWh in the year ended December 31, 2025, compared to 489 GWh generated in the year ended December 31, 2024. This increase in the volume of solar energy generated was due to the start-up of the Malargüe I solar farm in January 2025, Anchoris solar farm in June and August 2025 and San Rafael in December 2025.
Electric Power Generation from Conventional Sources: our revenues in this segment for the year ended December 31, 2025 were U.S.$45.7 million, a U.S.$0.3 million or 0.6% increase compared to U.S.$45.4 million for the year ended December 31, 2024, mainly due to higher remuneration in U.S. Dollar terms under the Base Energy Remuneration Framework. This increase was partially offset by the volume of thermal energy generated, which decreased by 87 GWh, to 155 GWh in the year ended December 31, 2025 from 242 GWh generated in the year ended December 31, 2024. These plants are called peaking plants, which means that the main revenues consist of the power made available (“PPAD”), and the contracts provide for a remuneration for generation based on a variable cost of production plus fuel. The Bragado II and III thermal power plants provide energy to SADI through the resolution of the former SE Resolution No. 21/2016. The Cruz Alta power plant, as of the date of this prospectus, is operating under SE Resolution No. 400/2025.
Natural Gas Trading and Gas Transportation: our revenues in this segment for the year ended December 31, 2025 were U.S.$4 million, a U.S.$0.4 million, or 9.6% decrease from U.S.$4.4 million for the year ended December 31, 2024.
Other Revenues: our other revenues for the year ended December 31, 2025 were U.S.$2.5 million, a U.S.$1.4 million, or 36.4% decrease from U.S.$3.9 million for the year ended December 31, 2024. They include mainly back-office services to our joint ventures.
For an additional breakdown of our revenues, see note 5.n to our Audited Financial Statements.
Cost of Sales
Cost of sales for the year ended December 31, 2025 was U.S.$140.9 million, a U.S.$26.4 million or 23% increase compared to U.S.$114.5 million for the year ended December 31, 2024. The table below shows the breakdown of our cost of sales by source for 2025 and 2024:

	Year ended December 31,
	2025	2024	Variation
	(in millions of U.S.$, except percentages)
Electric Power Generation from Wind Renewable Sources	(84.6)	(73.8)	(10.8)	14.6%
Electric Power Generation from Solar Renewable Sources	(23.0)	(11.7)	(11.3)	96.6%
Electric Power Generation from Conventional Sources	(30.8)	(27.0)	(3.8)	14.2%
Natural Gas Trading and Gas Transportation	(2.4)	(2.0)	(0.4)	22.0%
Total	(140.9)	(114.5)	(26.4)	23.0%
Electric Power Generation from Wind Renewable Sources: our cost of sales in this segment for the year ended December 31, 2025 was U.S.$84.6 million, an increase of U.S.$10.8 million or 14.6%, from U.S.$73.8 million for the year ended December 31, 2024. This increase was mainly related to property, plant and equipment depreciation, due to the start-up of La Elbita wind farm in June 2024, which reached COD on October 1, 2024.

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Electric Power Generation from Solar Renewable Sources: our cost of sales in this segment for the year ended December 31, 2025 was U.S.$23 million, an increase of U.S.$11.3 million or 96.6%, from U.S.$11.7 million for the year ended December 31, 2024. This increase was mainly related to property, plant and equipment depreciation, due to the start-up of the Malargüe I solar farm in January 2025, Anchoris solar farm in June and August 2025 and San Rafael in December 2025.
Electric Power Generation from Conventional Sources: our cost of sales in this segment for the year ended December 31, 2025 was U.S.$30.8 million, an increase of U.S.$3.8 million or 14.2%, from U.S.$27 million for the year ended December 31, 2024. This increase was mainly due to inflationary effects, which exceeded the impact of exchange rate fluctuations on our Argentine Peso-denominated costs.
Natural Gas Trading and Gas Transportation: our cost of sales in this segment for the year ended December 31, 2025 was U.S.$2.4 million, an increase of U.S.$0.4 million or 22.0%, from U.S.$2.0 million for the year ended December 31, 2024. This increase was mainly due to inflationary effects, which exceeded the impact of exchange rate fluctuations on our Argentine Peso-denominated costs.
Gross Profit
Gross profit for the year ended December 31, 2025 was U.S.$220.4 million, a U.S.$23.9 million or 12.1% increase compared to U.S.$196.6 million for the year ended December 31, 2024. Gross profit margin was 61% and 63.2% during the year ended December 31, 2025 and 2024, respectively.
Selling Expenses
Our selling expenses for the year ended December 31, 2025 were U.S.$3.9 million, a U.S.$0.7 million or 20% increase compared to U.S.$3.3 million for the year ended December 31, 2024. This increase was mainly due to an increase in labor costs due to inflation-driven salary increases and related tax hikes during the year.
For an additional breakdown of our selling expenses, see note 5.p. to our Audited Financial Statements.
Administrative Expenses
Our administrative expenses for the year ended December 31, 2025 were U.S.$31.6 million, a U.S.$4.3 million or 15.6% increase compared to U.S.$27.3 million for the year ended December 31, 2024. This increase was mainly due to an increase in labor costs due to salary increases and an increase in consulting fees due to inflation.
Other (Expenses) Income, Net
Other (expenses) income, net, for the year ended December 31, 2025 was a U.S.$17.2 million expense, representing a U.S.$20.4 million decrease compared to a U.S.$3.2 million gain for the year ended December 31, 2024. This variation was primarily attributable to: (i) a lower gain from the sale of generation equipment (during the year ended December 31, 2025, the result was a gain of U.S.$1.6 million, compared to U.S.$20.8 million for the year ended December 31, 2024, related to the sale of generation equipment associated with the Las Armas, Concepción del Uruguay, Paraná, Matheu and Olavarría plants); (ii) a lower loss from the derecognition of property, plant and equipment (during the year ended December 31, 2025, the result was U.S.$16.8 million, corresponding to the economic effects of the climate event affecting the Sierras de Ullum solar farms, compared to U.S.$18.2 million for the year ended December 31, 2024, associated with discontinued projects related to electricity transmission interconnection capacity charges previously granted by CAMMESA); and (iii) a gain from insurance recoveries of U.S.$5.1 million for the year ended December 31, 2025. In addition, the tax on bank debits and credits amounted to U.S.$5.7 million and U.S.$3.1 million for the years ended December 31, 2025 and 2024, respectively. Miscellaneous (expenses), net amounted to U.S.$1.4 million for the year ended December 31, 2025, compared to income of U.S.$3.7 million for the year ended December 31, 2024, which included U.S.$2.1 million of other non-recurring income (expenses).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Impairment Losses on Financial Assets
For the year ended December 31, 2024, we recognized impairment losses on financial assets of U.S.$5.2 million because the December 2023 and January 2024 transactions involving CAMMESA were collected in the form of U.S. Dollar-denominated government securities that traded below par. We did not recognize impairment losses on financial assets for the year ended December 31, 2025.
Loss from Joint Ventures
Our loss from joint ventures for the year ended December 31, 2025 was a loss of U.S.$0.7 million, a decrease of U.S.$2.8 million compared to a loss of U.S.$3.5 million for the year ended December 31, 2024. This decrease is mainly explained by a decrease in profit before income tax of Vientos Patagónicos and Vientos Sudamericanos, together with an decrease in income tax of all joint ventures, in each case, during the year ended December 31, 2025 compared to the previous year. See note 5.b.2 to our Audited Financial Statements.
Below is summarized financial information in respect of our joint ventures. The summarized financial information below represents amounts shown in each of the joint ventures’ financial statements:

	Year ended December 31,
	2025	2024
	(in millions of U.S.$, except percentages)
Vientos Sudamericanos
Revenues(1)	17.9	18.3
Cost of sales	(6.9)	(6.6)
Administrative expenses	(0.1)	(0.1)
Other expenses, net	(0.1)	(0.3)
Finance expenses, net	(4.5)	(4.5)
Profit before income tax	6.3	6.9
Income tax	(7.8)	(8.8)
Net loss for the year(2)	(1.5)	(1.9)
Equity interest in the joint venture	51%	51%
Loss from Joint Ventures	(0.8)	(1.0)

Vientos Patagónicos
Revenues (1)	12.1	12.0
Cost of sales	(4.7)	(4.4)
Administrative expenses	(0.1)	(0.1)
Other expenses, net	(0.1)	(0.2)
Finance expenses, net	(3.3)	(3.1)
Profit before income tax	3.9	4.3
Income tax	(2.7)	(6.2)
Net profit (loss) for the year (2)	1.2	(1.9)
Equity interest in the joint venture	51%	51%
Income (loss) from Joint Ventures	0.6	(0.9)

Vientos de Necochea
Revenues (1)	9.9	10.6
Cost of sales	(4.7)	(4.5)
Administrative expenses	(0.1)	(0.1)

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

	Year ended December 31,
	2025	2024
	(in millions of U.S.$, except percentages)
Other expenses, net	(0.2)	(0.2)
Finance expenses, net	(4.5)	(6.9)
Profit (loss) before income tax	0.5	(1.1)
Income tax	(1.6)	(2.0)
Net loss for the year (2)	(1.1)	(3.1)
Equity interest in the joint venture	50%	50%
Loss from Joint Venture	(0.6)	(1.6)
Loss from Joint Ventures	(0.7)	(3.5)
__________________
(1)For each company, 100% of sales from electric power generation have been made to CAMMESA.
(2)For the year ended December 31, 2025, includes depreciation of Property, plant and equipment for an amount of U.S.$4 million, U.S.$2.8 million and U.S.$2.4 million corresponding to Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea, respectively. For the year ended December 31, 2024, includes depreciation of Property, plant and equipment for an amount of U.S.$4.0 million, U.S.$2.8 million and U.S.$2.3 million corresponding to Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea, respectively
As of December 31, 2025, the total current and non-current financial debt of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea was U.S.$50.6 million, U.S.$34.6 million and U.S.$27.5 million, respectively. As of December 31, 2024, the total current and non-current financial debt of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea was U.S.$53.8 million, U.S.$36.7 million and U.S.$30.0 million, respectively.
As of December 31, 2025, the cash and cash equivalents of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea were U.S.$8.4 million, U.S.$6.0 million and U.S.$4.0 million, respectively. As of December 31, 2024, the cash and cash equivalents of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea were U.S.$7.0 million, U.S.$5.5 million and U.S.$4.9 million, respectively.
Finance (Expense) Income, Net
Finance (expense) income, net for the year ended December 31, 2025 was a loss of U.S.$28.5 million, representing a U.S.$39.4 million variation compared to a U.S.$10.9 million gain for the year ended December 31, 2024. This decrease was mainly due to: (i) an increase in interest expense, which amounted to U.S.$89.1 million compared to U.S.$51.3 million in the previous year, primarily related to an increase in interest-bearing debt; and (ii) lower income from financial assets, which amounted to U.S.$2.2 million compared to U.S.$30.7 million in the previous year. These effects were partially offset by exchange rate variations, which resulted in a U.S.$54.9 million gain compared to a U.S.$20.6 million gain in the previous year. With respect to the exchange rate, the increase for the year ended December 31, 2025 and 2024 was 41% and 28%, respectively. The exchange rate as of December 31, 2025 and 2024 was Ps.1,455 and Ps.1,032, respectively. The average exchange rate for the year ended December 31, 2025 and 2024 was Ps.1,243.26 and Ps.915.25, respectively. On the other hand, the balances receivables for the sale of energy to CAMMESA are settled in Argentine Pesos at the exchange rate in effect at the date of the contractual maturity of the sale settlement, even though the supply contracts signed with such entities have dollarized fees and there are mechanisms provided therein whereby we maintain the right to receive an adjustment for the exchange difference produced by the change in the exchange rate used for the billing until the time of effective collection.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

	Year ended December 31,
	2025	2024	Variation
	(in millions of U.S.$, except percentages)
Finance income:
Interest and others	5.6	10.8	(5.2)	(48.1)%
Interest income on trade receivables	0.9	4.4	(3.5)	(80.5)%
	6.5	15.2	(8.7)	(57.5)%
Finance expense:
Interest	(89.1)	(51.3)	(37.8)	73.5%
Miscellaneous	(4.7)	(7.5)	2.8	(37.3)%
	(93.8)	(58.8)	(35.0)	59.4%
Other finance income (expense), net:
Fair value gains on financial assets at fair value through profit or loss	2.2	30.7	(28.5)	(92.9)%
Exchange rate differences, net	54.9	20.6	34.3	166.1%
Gain on net monetary position from subsidiaries	1.7	3.1	(1.4)	(45.6)%
	58.8	54.5	4.3	7.9%
Finance (expense) income, net	(28.5)	10.9	(39.4)	(361.7)%
Income Tax
Our income tax expense for the year ended December 31, 2025 was U.S.$44 million, a decrease of U.S.$81.3 million or 64.9%, compared to U.S.$125.3 million for the year ended December 31, 2024. The variation mainly reflects (i) a decrease in our profit before income tax of 19%, (ii) the impact of the tax adjustment for inflation and (iii) the effect of exchange rate fluctuations. For the year ended December 31, 2025 and 2024, the Argentine Peso depreciated by 41% and 28%, respectively, while inflation for those periods was 32% and 117%, respectively.
For an additional breakdown of our income tax, see note 5.s to our Audited Financial Statements.
Net Profit for the Year
Our net profit for the year ended December 31, 2025 was U.S.$94.5 million, a U.S.$48.4 million or 104.8% increase compared to U.S.$46.2 million for the year ended December 31, 2024. This increase was primarily explained by the changes in the items detailed above.
Segment profit

	Year ended December 31,
	2025	2024	Variation
	(in millions of U.S.$, except percentages)
Segment profit
Wind Renewable Sources	166.7	137.3	29.4	21.4%
Solar Renewable Sources	22.2	9.5	12.7	132.2%
Conventional Sources	15.2	38.3	(23.1)	(60.3)%
Natural Gas Trading and Gas Transportation	1.5	2.4	(0.9)	(36.0)%
Total	205.6	187.5	18.1	9.6%
Segment profit from Wind Renewable Sources: our segment profit for this segment for the year ended December 31, 2025 was U.S.$166.7 million, an increase of U.S.$29.4 million or 21.4%, from U.S.$137.3 million for the year ended December 31, 2024. This increase is mainly explained by the factors mentioned below relating to revenues and cost of sales for this segment. In addition, the increase is also explained by the loss from derecognition

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
of property, plant and equipment of U.S.$8.4 million and the impairment losses on financial assets of U.S.$2.7 million for the year ended December 31, 2024 that did not occur during the fiscal year ended December 31, 2025. Also, our income (loss) from joint ventures for the year ended December 31, 2025 was a loss of U.S.$0.7 million, a variation of U.S.$2.8 million compared to an loss of U.S.$3.5 million for the year ended December 31, 2024. These results are attributable to our equity interests in Vientos de Necochea, Vientos Patagónicos and Vientos Sudamericanos.
Our revenues in this segment for the year ended December 31, 2025 were U.S.$250.6 million, a U.S.$24.1 million or 10.7% increase compared to U.S.$226.5 million for the year ended December 31, 2024, mainly due to an increase in the volume of wind energy generated, which reached 3,140 GWh in the year ended December 31, 2025, compared to 2,624 GWh generated in the year ended December 31, 2024. This increase in the volume of wind energy generated was mainly due to the start-up of the La Elbita wind farm in June 2024, which reached COD on October 1, 2024.
Our cost of sales in this segment for the year ended December 31, 2025 was U.S.$84.6 million, an increase of U.S.$10.8 million or 14.6%, from U.S.$73.8 million for the year ended December 31, 2024. This increase was mainly related to property, plant and equipment depreciation, due to the start-up of La Elbita wind farm in June 2024, which reached COD on October 1, 2024.
Segment profit from Solar Renewable Sources: our segment profit for this segment for the year ended December 31, 2025 was U.S.$22.2 million, an increase of U.S.$12.7 million or 132.2%, from U.S.$9.5 million for the year ended December 31, 2024. This increase primarily reflects the factors mentioned below relating to revenues and cost of sales for this segment, as well as an insurance recovery in the amount of U.S.$3.4 million and is partially offset by a loss from derecognition of property, plant and equipment during the year ended December 31, 2025 of U.S.$16.8 million corresponding to the economic effects of the climate event on the Sierras de Ullum solar farms, while during the year ended December 31, 2024 there was a loss from derecognition of property, plant and equipment of U.S.$9.7 million corresponding to decreases associated with cancelled projects related to transmission interconnection capacity charges of electricity, which were previously granted by CAMMESA for those projects.
Our revenues in this segment for the year ended December 31, 2025 were U.S.$58.6 million, a U.S.$27.7 million or 89.6% increase compared to U.S.$30.9 million for the year ended December 31, 2024, mainly due to an increase in the volume of solar energy generated, which reached 897 GWh in the year ended December 31, 2025, compared to 489 GWh generated in the year ended December 31, 2024. This increase in the volume of solar energy generated was due to the start-up of the Malargüe I solar farm in January 2025, Anchoris solar farm in June and August 2025 and San Rafael in December 2025.
Our cost of sales in this segment for the year ended December 31, 2025 was U.S.$23 million, an increase of U.S.$11.3 million or 96.6%, from U.S.$11.7 million for the year ended December 31, 2024. This increase was mainly related to property, plant and equipment depreciation, due to the start-up of the Malargüe I solar farm in January 2025, Anchoris solar farm in June and August 2025 and San Rafael in December 2025.
Segment profit from Conventional Sources: our segment profit for this segment for the year ended December 31, 2025 was U.S.$15.2 million, a decrease of U.S.$23.1 million or 60.3%, from U.S.$38.3 million for the year ended December 31, 2024. This increase mainly reflects the factors mentioned below relating to revenues and cost of sales for this segment. In addition, during the year ended December 31, 2024, there were impairment Losses on Financial Assets of U.S.$2.5 million.
Our revenues in this segment for the year ended December 31, 2025 were U.S.$45.7 million, a U.S.$0.3 million or 0.6% increase compared to U.S.$45.4 million for the year ended December 31, 2024, mainly due to higher remuneration in U.S. Dollar terms under the Base Energy Remuneration Framework. This increase was partially offset by the volume of thermal energy generated, which decreased by 87 GWh, to 155 GWh in the year ended December 31, 2025 from 242 GWh generated in the year ended December 31, 2024. These plants are called peaking plants, which means that the main revenues consist of the power made available (“PPAD”), and the contracts provide for a remuneration for generation based on a variable cost of production plus fuel. The Bragado II and III

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
thermal power plants provide energy to SADI through the resolution of the former SE Resolution No. 21/2016. The Cruz Alta power plant, as of the date of this prospectus, is operating under SE Resolution No. 400/2025.
Our cost of sales in this segment for the year ended December 31, 2025 was U.S.$30.8 million, an increase of U.S.$3.8 million or 14.2%, from U.S.$27 million for the year ended December 31, 2024. This increase was mainly due to inflationary effects, which exceeded the impact of exchange rate fluctuations on our Argentine Peso-denominated costs.
Segment profit from Natural Gas Trading and Gas Transportation: our segment profit for this segment for the year ended December 31, 2025 was U.S.$1.5 million, a decrease of U.S.$0.9 million or 36.0%, from U.S.$2.4 million for the year ended December 31, 2024. This decrease is explained by the factors mentioned below relating to revenues and cost of sales for this segment.
Our revenues in this segment for the year ended December 31, 2025 were U.S.$4 million, a U.S.$0.4 million, or 9.6% decrease from U.S.$4.4 million for the year ended December 31, 2024.
Our cost of sales in this segment for the year ended December 31, 2025, was U.S.$2.4 million, an increase of U.S.$0.4 million or 22%, from U.S.$2.0 million for the year ended December 31, 2024. This increase was mainly due to inflationary effects, which exceeded the impact of exchange rate fluctuations on our Argentine Peso-denominated costs.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Year ended December 31, 2024 compared to year ended December 31, 2023

	Year ended December 31,
	2024	2023	Variation
	(in millions of U.S.$, except percentages)
Revenues	311.1	285.4	25.8	9.0%
Cost of sales	(114.5)	(95.6)	(18.9)	19.8%
Gross profit	196.6	189.7	6.8	3.6%
Selling expenses	(3.2)	(3.0)	(0.2)	11.2%
Administrative expenses	(27.3)	(24.9)	(2.4)	9.4%
Other income (expenses), net	3.2	(3.7)	6.9	(185.9)%
Impairment losses on financial assets	(5.2)	—	(5.2)	100.0%
(Loss) income from joint ventures	(3.5)	2.1	(5.6)	(262.7)%
Finance income (expense), net
Finance income	15.2	24.1	(8.9)	(36.9)%
Finance expense	(58.8)	(55.7)	(3.1)	5.5%
Other finance income (expense), net	54.5	(45.7)	100.2	(219.1)%
Profit before income tax	171.5	83.0	88.5	106.8%
Income tax	(125.3)	(11.5)	(113.8)	989.6%
Net profit for the year	46.2	71.5	(25.3)	(35.4)%
Other comprehensive income (loss)
Items that may subsequently be reclassified to profit or loss
Foreign exchange differences on translation of foreign operations	10.2	(8.7)	18.9	(217.6)%
Total other comprehensive income (loss)	10.2	(8.7)	18.9	(217.6)%
Total comprehensive income for the year	56.3	62.8	(6.4)	(10.2)%
Revenues
Revenues for the year ended December 31, 2024 were U.S.$311.1 million, a U.S.$25.8 million or 9.0% increase compared to U.S.$285.4 million in the year ended December 31, 2023. The table below shows the breakdown of our revenues by source for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023	Variation
	(in millions of U.S.$, except percentages)
Electric Power Generation from Wind Renewable Sources	226.5	215.2	11.3	5.3%
Electric Power Generation from Solar Renewable Sources	30.9	21.8	9.0	41.4%
Electric Power Generation from Conventional Sources	45.4	39.1	6.4	16.4%
Natural Gas Trading and Gas Transportation	4.4	5.8	(1.4)	(24.0)%
Other revenues	3.9	3.5	0.4	11.4%
Total	311.1	285.4	25.8	9.0%
Electric Power Generation from Wind Renewable Sources: our revenues in this segment for the year ended December 31, 2024 were U.S.$226.5 million, a U.S.$11.3 million or 5.3% increase compared to U.S.$215.2 million for the year ended December 31, 2023, mainly due to an increase in the volume of wind energy generated, which reached 2,382 GWh for the year ended December 31, 2023, compared to 2,600 GWh for the year ended December

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
31, 2024. This increase in the volume of wind energy generated was due to the start-up of the La Elbita wind farm in June 2024, which reached COD on October 1, 2024.
Electric Power Generation from Solar Renewable Sources: our revenues in this segment for the year ended December 31, 2024 were U.S.$30.9 million, a U.S.$9.0 million or 41.4% increase compared to U.S.$21.8 million for the year ended December 21, 2023, mainly due to an increase in the volume of solar energy generated, which reached 489 GWh for the year ended December 31, 2024, compared to 356 GWh generated in the year ended December 31, 2023. This increase in the volume of solar energy generated was due to the start-up of our Sierras de Ullum solar farms and Tocota III solar farm facilities in January 2023 and December 2023, respectively
Electric Power Generation from Conventional Sources: our revenues in this segment for the year ended December 31, 2024 were U.S.$45.4 million, a U.S.$6.4 million or 16.4% increase compared to U.S.$39.1 million for the year ended December 31, 2023, mainly due to high remuneration in U.S. Dollar terms, under the Base Energy Remuneration Framework, which was partially offset by a decrease of the total volume of energy generated by the segment, to 242 GWh for the year ended December 31, 2024 from 347 GWh for the year ended December 31, 2023. Despite the decrease in volume produced, our revenues increased because our main income from these sources consists of the PPAD, and the contracts provide for remuneration based on a variable cost of production plus fuel.
Natural Gas Trading and Gas Transportation: our revenues in this segment for the year ended December 31, 2024 were U.S.$4.4 million, a U.S.$1.4 million or 24.0% decrease from U.S.$5.8 million for the year ended December 31, 2023, mainly due to lower prices under new contracts for natural gas transportation.
Other Revenues: our corporate and other revenues for the year ended December 31, 2024 were U.S.$3.9 million, a U.S.$0.4 million or 11.4% increase from U.S.$3.5 million for the year ended December 31, 2023, mainly due to an increase in back-office services provided to our joint ventures.
For an additional breakdown of our sales, see note 5.n. to our Audited Financial Statements.
Cost of Sales
Cost of sales for the year ended December 31, 2024 was U.S.$114.5 million, a U.S.$18.9 million or 19.8% increase compared to U.S.$95.6 million for the year ended December 31, 2023. The table below shows the breakdown of our cost of sales by source for 2024 and 2023:

	Year ended December 31,
	2024	2023	Variation
	(in millions of U.S.$, except percentages)
Electric Power Generation from Wind Renewable Sources	(73.8)	(65.1)	(8.8)	13.5%
Electric Power Generation from Solar Renewable Sources	(11.7)	(8.1)	(3.6)	44.7%
Electric Power Generation from Conventional Sources	(27.0)	(21.1)	(5.9)	27.7%
Natural Gas Trading and Gas Transportation	(2.0)	(1.3)	(0.7)	51.6%
Total	(114.5)	(95.6)	(18.9)	19.8%
Electric Power Generation from Wind Renewable Sources: our cost of sales in this segment for the year ended December 31, 2024 was U.S.$73.8 million, a U.S.$8.8 million or 13.5% increase from U.S.$65.1 million for the year ended December 31, 2023. This increase was primarily due to the start-up of the La Elbita wind farm in June 2024, which reached COD on October 1, 2024.
Electric Power Generation from Solar Renewable Sources: our cost of sales in this segment for the year ended December 31, 2024 was U.S.$11.7 million, a U.S.$3.6 million or 44.7% increase from U.S.$8.1 million for the year ended December 31, 2023, mainly due to the start-up of the Sierras de Ullum solar farms and Tocota III solar farm facilities in January 2023 and December 2023, respectively.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Electric Power Generation from Conventional Sources: our cost of sales in this segment for the year ended December 31, 2024 was U.S.$27.0 million, a U.S.$5.9 million or 27.7% increase from U.S.$21.1 million for the year ended December 31, 2023, mainly due to higher operating costs at Cruz Alta (mainly depreciation of fixed assets and an increase in the cost of purchasing gas for power generation).The Bragado II and Bragado III power stations provide energy to SADI by way of the Resolution SEE No. 21/2016. The Cruz Alta power station, as of the date of this prospectus, is operating under Resolution SEE 400/2025. These power stations are called peaking plants, which means that the main revenues consist of the PPAD, and the contracts provide for remuneration for generation based on a variable cost of production plus fuel.
Natural Gas Trading and Gas Transportation: our cost of sales in this segment for the year ended December 31, 2024 was U.S.$2.0 million, a decrease of U.S.$0.7 million or 53.8% from U.S.$1.3 million for the year ended December 31, 2023, mainly due to higher costs on transportation capacity.
Gross Profit
Our gross profit for the year ended December 31, 2024 was U.S.$196.6 million, a U.S.$6.9 million or 3.6% increase compared to U.S.$189.7 million for the year ended December 31, 2023. Our gross profit margin was 63.2% during 2024 and 66.5% during 2023.
Selling Expenses
Our selling expenses for the year ended December 31, 2024 were U.S.$3.2 million, a U.S.$0.2 million or 11.2% increase compared to U.S.$3.0 million for the year ended December 31, 2023. This increase was mainly due to an increase in labor costs due to inflation-driven salary increases and related tax hikes during the period.
For an additional breakdown of our selling expenses, see note 5.p. to our Audited Financial Statements.
Administrative Expenses
Our administrative expenses for the year ended December 31, 2024 were U.S.$27.3 million, a U.S.$2.4 million or 9.4% increase compared to U.S.$24.9 million for the year ended December 31, 2023. This increase was mainly due to an increase in labor costs due to salary increases and an increase in consulting fees due to inflation.
For an additional breakdown of our administrative expenses, see note 5.p. to our Audited Financial Statements.
Other Income (Expenses), Net
Other income (expenses), net for the year ended December 31, 2024 were U.S.$3.2 million gain, representing a U.S.$6.9 million or 185.9% increase compared to U.S.$3.7 million loss for the year ended December 31, 2023. Other income (expenses) primarily includes the accounting impact of the derecognition of property, plant and equipment associated with desisted projects related to transmission interconnection capacity charges of electricity, which were previously granted by CAMMESA amounting to U.S.$18.2 million, and the result of the sale of generation equipment associated with Las Armas, Concepción del Uruguay, Paraná, Matheu and Olavarría plants for U.S.$20.8 million. Other expenses also include the tax on bank debits and credits of U.S.$3.1 million and U.S.$3.9 million for the year ended December 31, 2024 and 2023, respectively.
For an additional breakdown of our other expenses, see note 5.q. to our Audited Financial Statements.
(Loss) Income From Joint Ventures
Our (loss) income from joint ventures for the year ended December 31, 2024 was a loss of U.S.$3.5 million, a variation of U.S.$5.6 million compared to an income of U.S.$2.1 million for the year ended December 31, 2023. These results are attributable to our equity interests in Vientos de Necochea, Vientos Patagónicos and Vientos Sudamericanos.
Below is summarized financial information in respect of our joint ventures. The summarized financial information below represents amounts shown in each of the joint venture’s financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

	For the year ended December 31,
	2024	2023
	(in millions of U.S. Dollars, except percentages)
Vientos Sudamericanos
Revenues(1)	18.3	18.7
Cost of sales	(6.6)	(6.4)
Administrative expenses	(0.1)	(0.1)
Other expenses, net	(0.3)	(0.3)
Finance expenses, net	(4.5)	(4.5)
Profit before income tax	6.9	7.4
Income tax	(8.8)	0.8
Net (loss) profit for the year(2)	(1.9)	8.2
Equity interest in the joint venture	51.0%	51.0%
(Loss) Income from Joint Venture	(1.0)	4.2

Vientos Patagónicos
Revenues(1)	12.0	11.0
Cost of sales	(4.4)	(4.3)
Administrative expenses	(0.1)	(0.1)
Other expenses, net	(0.2)	(0.2)
Finance expenses, net	(3.1)	(3.7)
Profit before income tax	4.3	2.7
Income tax	(6.2)	(1.5)
Net (loss) profit for the year(2)	(1.9)	1.2
Equity interest in the joint venture	51.0%	51.0%
(Loss) Income from Joint Venture	(0.9)	0.6

Vientos de Necochea
Revenues(1)	10.6	10.8
Cost of sales	(4.5)	(4.3)
Administrative expenses	(0.1)	(0.1)
Other expenses, net	(0.2)	(0.2)
Finance expenses, net	(6.9)	(10.5)
Loss before income tax	(1.1)	(4.3)
Income tax	(2.0)	(1.0)
Net loss for the year(2)	(3.1)	(5.3)
Equity interest in the joint venture	50.0%	50.0%
Loss from Joint Venture	(1.6)	(2.7)

(Loss) Income from Joint Ventures	(3.5)	2.1
_________________
(1)For each company, 100% of sales from electric power generation have been made to CAMMESA.
(2)For the year ended December 31, 2024, includes depreciation of Property, plant and equipment for an amount of U.S.$4.0 million, U.S.$2.8 million and U.S.$2.3 million corresponding to Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea, respectively. For the year ended December 31, 2023, includes depreciation of property, plant and equipment for an amount of U.S.$4.0 million, U.S.$2.8 million and U.S.$2.4 million corresponding to Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea, respectively.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
As of December 31, 2024, the total current and non-current financial debt of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea was U.S.$53.8 million, U.S.$36.7 million and U.S.$30.0 million, respectively. As of December 31, 2023, the total current and non-current financial debt of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea was U.S.$56.4 million, U.S.$38.5 million and U.S.$32.2 million, respectively.
As of December 31, 2024, the cash and cash equivalents of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea were U.S.$7.0 million, U.S.$5.5 million and U.S.$4.9 million, respectively. As of December 31, 2023, the cash and cash equivalents of Vientos Sudamericanos, Vientos Patagónicos and Vientos de Necochea were U.S.$7.3 million, U.S.$4.9 million and U.S.$3.9 million, respectively.
Impairment Losses On Financial Assets
As of December 31, 2024, we recognized an impairment charge of U.S.$5.2 million due to the fact that the December 2023 and January 2024 transactions involving CAMMESA were collected in the form of U.S. Dollar-denominated government securities that traded below par.
Finance Income (Expenses), Net
Finance income (expenses), net, for the year ended December 31, 2024 were a gain of U.S.$10.9 million, a variation of U.S.$88.3 million compared to a loss of U.S.$77.4 million for the year ended December 31, 2023. This variation of 114.1% was mainly due to exchange rate variations that corresponded to a gain of U.S.$20.6 million in the year ended December 31, 2024, compared to a loss of U.S.$36.3 million in the previous year. The Argentine Peso depreciated 28% against the U.S. Dollar in the year ended December 31, 2024 and 356% in the year ended December 31, 2023. The sale exchange rate as of December 31, 2024 and 2023 was Ps.1,032 and Ps.808.45, respectively. The average exchange rate for the year ended December 31, 2024 and 2023 was Ps.915.25 and Ps.293.06, respectively. The balances receivable for sale of energy to CAMMESA are settled in Argentine Pesos at the exchange rate in effect at the contractual maturity of the sale settlement even though the supply contracts signed with such entities have dollarized tariffs and that there are mechanisms provided therein whereby we maintain the right to receive an adjustment for the exchange difference produced by the evolution of the exchange rate used for billing until the time of the effective collection.

	Year ended December 31,
	2024	2023	Variation
	(in millions of U.S.$, except percentages)
Finance income
Interest and others	10.8	14.1	(3.2)	(23.0)%
Interest income on trade receivables	4.4	10.1	(5.7)	(56.4)%
	15.2	24.1	(8.9)	(36.9)%
Finance expense
Interest expense	(51.3)	(51.9)	0.5	(1.0)%
Miscellaneous	(7.5)	(3.9)	(3.6)	92.5%
	(58.8)	(55.7)	(3.1)	5.5%
Other finance income (expense), net
Fair value gains (losses) on financial assets at fair value through profit or loss	30.7	(9.6)	40.4	(418.5)%
Exchange rate differences, net	20.6	(36.3)	57.0	(156.8)%
Gain on net monetary position from subsidiaries	3.1	0.2	2.9	1255.8%
	54.5	(45.7)	100.2	(219.1)%
Finance income (expense), net	10.9	(77.4)	88.2	(114.1)%

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Income Tax
Our income tax expense for the year ended December 31, 2024 was U.S.$125.3 million, an increase of U.S.$113.8 million or 989.6%, compared to U.S.$11.5 million for the year ended December 31, 2023. This increase was mainly due to: (i) the effect of the tax adjustment on the purchasing power of the Argentine Peso and (ii) the effect of the exchange rate change, both of which were related to currency devaluation and tax adjustments due to inflation. The Argentine Peso depreciated 28% against the U.S. Dollar in the year ended December 31, 2024 and 356% in the year ended December 31, 2023, and the inflation rate for those same periods was 117% and 211%, respectively.
For an additional breakdown of our income tax, see note 5.s. to our Audited Financial Statements.
Net Profit for the Year
Our net profit for the year ended December 31, 2024 was U.S.$46.2 million, a U.S.$25.3 million or 35.4% decrease compared to U.S.$71.4 million for the year ended December 31, 2023, mainly explained by the reasons explained above.
Segment profit

	Year ended December 31,
	2024	2023	Variation
	(in millions of U.S.$, except percentages)
Segment profit
Wind Renewable Sources	137.3	152.2	(14.9)	(9.8)%
Solar Renewable Sources	9.5	13.8	(4.3)	(30.6)%
Conventional Sources	38.3	19.6	18.7	95.1%
Natural Gas Trading and Gas Transportation	2.4	4.4	(2.0)	(46.4)%
Total	187.5	190.0	(2.5)	(1.3)%
Segment profit from Wind Renewable Sources: our segment profit for this segment for the year ended December 31, 2024 was U.S.$137.3 million, a decrease of U.S.$14.9 million or 9.8%, from U.S.$152.2 million for the year ended December 31, 2023. This decrease is mainly explained by the loss from derecognition of property, plant and equipment of U.S.$8.4 million and the impairment Losses on Financial Assets of U.S.$2.7 million for the year ended December 31, 2024. Also, our income (loss) from joint ventures for the year ended December 31, 2024 was a loss of U.S.$3.5 million, a variation of U.S.$5.6 million compared to an income of U.S.$2.1 million for the year ended December 31, 2023. Such results are attributable to our equity interests in Vientos de Necochea, Vientos Patagónicos and Vientos Sudamericanos. These factors were partially offset by the variations relating to revenues and cost of sales for this segment.
Our revenues in this segment for the year ended December 31, 2024 were U.S.$226.5 million, a U.S.$11.3 million or 5.3% increase compared to U.S.$215.2 million for the year ended December 31, 2023, mainly due to an increase in the volume of wind energy generated, which reached 2,382 GWh for the year ended December 31, 2023, compared to 2,600 GWh for the year ended December 31, 2024. This increase in the volume of wind energy generated was due to the start-up of the La Elbita wind farm in June 2024, which reached COD on October 1, 2024.
Our cost of sales in this segment for the year ended December 31, 2024 was U.S.$73.8 million, a U.S.$8.8 million or 13.5% increase from U.S.$65.1 million for the year ended December 31, 2023. This increase was primarily due to the start-up of the La Elbita wind farm in June 2024, which reached COD on October 1, 2024.
Segment profit from Solar Renewable Sources: our segment profit for this segment for the year ended December 31, 2024 was U.S.$9.5 million, a decrease of U.S.$4.3 million or 30.6%, from U.S.$13.8 million for the year ended December 31, 2023. This decrease is mainly explained by the loss from derecognition of property, plant and equipment during the year ended December 31, 2024 of U.S.$9.6 million, corresponding to the economic effects

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
of the climate event on the Sierras de Ullum solar farms. This was partially offset by the factors mentioned below relating to revenues and cost of sales for this segment.
Our revenues in this segment for the year ended December 31, 2024 were U.S.$30.9 million, a U.S.$9.0 million or 41.4% increase compared to U.S.$21.8 million for the year ended December 21, 2023, mainly due to an increase in the volume of solar energy generated, which reached 489 GWh for the year ended December 31, 2024, compared to 356 GWh generated in the year ended December 31, 2023. This increase in the volume of solar energy generated was due to the start-up of the Sierras de Ullum solar farms and Tocota III solar farm facilities in January 2023 and December 2023, respectively.
Our cost of sales in this segment for the year ended December 31, 2024 was U.S.$11.7 million, a U.S.$3.6 million or 44.7% increase from U.S.$8.1 million for the year ended December 31, 2023, mainly due to the start-up of the Sierras de Ullum solar farms and Tocota III solar farm facilities in January 2023 and December 2023, respectively.
Segment profit from Conventional Sources: our segment profit for this segment for the year ended December 31, 2024 was U.S.$38.3 million, an increase of U.S.$18.7 million or 95.1%, from U.S.$19.6 million for the year ended December 31, 2023. This increase primarily reflects the factors mentioned below relating to revenues and cost of sales for this segment, as well as the gain from the sale of the generation equipment associated with Las Armas, Concepción del Uruguay, Paraná, Matheu and Olavarría plants for U.S.$20.8 million recognized during the year ended December 31, 2024, while during the year ended December 31, 2023 the gain from the sale of the generation equipment associated to the Las Armas Thermal Power Plant was U.S.$1.7 million.
Our revenues in this segment for the year ended December 31, 2024 were U.S.$45.4 million, a U.S.$6.4 million or 16.4% increase compared to U.S.$39.1 million for the year ended December 31, 2023, mainly due to high remuneration in U.S. Dollar terms, under the Base Energy Remuneration Framework, which was partially offset by a decrease of the total volume of energy generated by the segment, to 242 GWh for the year ended December 31, 2024 from 347 GWh for the year ended December 31, 2023. Despite the decrease in volume produced, our revenues increased because our main income from these sources consists of the PPAD, and the contracts provide for remuneration based on a variable cost of production plus fuel.
Our cost of sales in this segment for the year ended December 31, 2024 was U.S.$27.0 million, a U.S.$5.9 million or 27.7% increase from U.S.$21.1 million for the year ended December 31, 2023, mainly due to higher operating costs at Cruz Alta (mainly depreciation of fixed assets and an increase in the cost of purchasing gas for power generation).The Bragado II and Bragado III power stations provide energy to SADI by way of the Resolution SEE No. 21/2016. The Cruz Alta power station, as of the date of this prospectus, is operating under Resolution SEE 400/2025. These power stations are called peaking plants, which means that the main revenues consist of the PPAD, and the contracts provide for remuneration for generation based on a variable cost of production plus fuel.
Segment profit from Natural Gas Trading and Gas Transportation: our segment profit for this segment for the year ended December 31, 2024 was U.S.$2.4 million, a decrease of U.S.$2 million or 46.4%, from U.S.$4.4 million for the year ended December 31, 2023. This decrease reflects the factors mentioned below relating to revenues and cost of sales for this segment.
Our revenues in this segment for the year ended December 31, 2024 were U.S.$4.4 million, a U.S.$1.4 million or 24.0% decrease from U.S.$5.8 million for the year ended December 31, 2023, mainly due to lower prices under new contracts for natural gas transportation.
Our cost of sales in this segment for the year ended December 31, 2024 was U.S.$2.0 million, a decrease of U.S.$0.7 million or 51.6% from U.S.$1.3 million for the year ended December 31, 2023, mainly due to higher costs on transportation capacity.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Liquidity and Capital Resources
Our capital requirements are primarily due to operating and maintenance expenses for our existing assets, capital expenditures for the construction of new power generation assets and improvements to existing assets, debt service obligations and tax liabilities.
As of December 31, 2024, we recorded U.S.$32.4 million in bank balances restricted for future use by the Company. In addition, as of December 31, 2025 and 2024, we recorded U.S.$31.9 million and U.S.$31.4 million, respectively, in cash and cash equivalents held by subsidiaries that are not available for use by us. These balances represent restricted funds under project finance agreements that, among other requirements, obligate us to maintain reserve accounts covering the next twelve months of debt service payments. For additional information, see note 5.i.2.1 and 5.i.2.2 to our Audited Financial Statements.
Our principal sources of liquidity and capital resources are funds generated by operating activities, principally electric power generation, financial income from the investment of our cash and cash equivalents, access to the debt capital markets and, to a lesser extent, other financing sources.
As of December 31, 2025, we had a negative working capital (calculated as consolidated current assets less consolidated current liabilities) of U.S.$117.4 million. This situation is partially due to the short-term portion of financial and contractual obligations related to the construction of the new renewable farms that were carried out in recent years. In relation to financial commitments, short-term obligations are mainly related to the Corporate bonds issued in the Argentine capital markets, along with the liabilities related to the development of the Company’s new projects as described in the following paragraphs. For additional information, see note 7.3.3 to the Audited Financial Statements.
Additionally, as of December 31, 2025, the Company had recorded an uncertain tax position, which partially explains the negative working capital of the Company as of such date. See note 4.b of the Audited Financial Statements. Although the tax provision is recorded as a current liability, the Company does not expect that this will have an impact on its cashflows in the foreseeable future.
As of the date of this prospectus, we currently have four solar energy projects and one BESS project under construction, which are expected to add 239 MW of installed capacity once completed: (i) the San Rafael solar farm (30 MW pending, which on December 24, 2025 achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity); (ii) the San Juan Sur solar farm (129.2 MW); (iii) the Lincoln solar farm (20 MW); (iv) the Junín solar farm (20 MW); and the BESS Maschwitz project (40 MW). As of the date of this prospectus, the Company has received U.S.$28 million funds from corporate bonds, has signed loans with local banks for U.S.$64 million, and entered into a U.S.$185 million financing agreement with IDB Invest under an A/B loan structure. This facility may be increased up to U.S.$320 million through the incorporation of B lenders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview.”
Our management believes that negative working capital is inherent to the Company’s business while we continue to develop new projects. Our management further expects it to be reversed through, among other sources, financings in the domestic and international markets and cash flows generated by projects completed since 2018, which together represent an installed capacity of 1,7 GW.
As of December 31, 2025, the Company had uncommitted credit lines of approximately U.S.$520 million with banks, available to support future working capital needs.
Cash Flows
The table below reflects our cash position as of the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the periods indicated:

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

	Year ended December 31,
	2025	2024	2023
	(in millions of U.S.$)
Cash and cash equivalents at the beginning of the year	116.0	109.6	117.4
Cash provided by operating activities	244.8	239.4	208.4
Cash used in investing activities	(262.7)	(216.7)	(203.2)
Cash provided by (used in) financing activities	235.7	(4.6)	28.9
Exchange rate differences on cash and cash equivalents	(7.4)	(11.8)	(41.8)
Cash and cash equivalents at the end of the year	326.5	116.0	109.6
Cash Provided by Operating Activities
Year ended December 31, 2025 and 2024
Cash provided by operating activities in the year ended December 31, 2025 was U.S.$244.8 million, compared to U.S.$239.4 million in the year ended December 31, 2024. The increase is primarily due to: (i) a net reduction in assets and liabilities totaling U.S.$16.7 million, driven by increases in trade and other receivables and trade payables, due to higher revenues and cost of sales in 2025 as compared to 2024, as well as a decrease in taxes payable; and (ii) an increase in exchange differences and others for U.S.$8.6 million corresponds to the variation of the exchange rate as of December 31, 2025 and 2024 of Ps.1,455 and Ps.1,032, respectively, which was partially offset by higher interest expense for U.S.$.37.8 million, lower gain from sales of generation equipment for U.S.$ 19.2 million, higher net profit for the year for U.S.$48.4 million and a decrease of income tax of U.S.$81.3 million.
Years Ended December 31, 2024 and 2023
Cash provided by operating activities in the year ended December 31, 2024 was U.S.$239.4 million, compared to U.S.$208.4 million in the year ended December 31, 2023. The increase is primarily due to income tax that did not consume operating funds and loss from derecognition of property plant and equipment in the amounts of U.S.$113.8 million and U.S.$18.2 million, respectively, which was partially offset by lower net income in the amount of U.S.$25.3 million and decreases in assets and liabilities and exchange differences and others in the amounts of U.S.$20.2 million and U.S.$53.8 million, respectively.
Cash Used in Investing Activities
Year ended December 31, 2025 and 2024
Cash used in investing activities for the year ended December 31, 2025 was U.S.$262.7 million, compared to U.S.$216.7 million for 2024. The increase is primarily attributable to the net effect of movements in financial assets not considered cash and cash equivalents, reflecting proceeds from sales and maturities offset by new acquisitions of such assets in the amount of U.S.$57.3 million in the year ended December 31, 2025, which was offset by payments for property plant and equipment acquisitions, which increased by U.S.$74.7 million, mainly due to the progress and size of the projects developed in 2025. In 2024, we carried out construction on the Malargüe I solar farm and La Elbita wind farm, which commenced operation in January 2025 and December 2024, respectively. In 2025, we finalized the construction of our Anchoris solar farm and we are currently carrying out the construction of our San Rafael and San Juan Sur solar farms. Also, proceeds from the sales of property plant and equipment, decreased by U.S.$28.6 million from U.S.$31.5 million in the year ended December 31, 2024, to U.S.$2.9 million in the year ended December 31, 2025.
Years Ended December 31, 2024 and 2023
Cash used in investing activities for the year ended December 31, 2024 was U.S.$216.7 million, compared to U.S.$203.2 million for 2023. The increase is mainly due to the progress and size of the projects developed. In 2024, we carried out construction on the Malargüe I solar farm, which entered into operation in January 2025, and we continued construction on our Anchoris and San Rafael solar farms. In 2023, this line item included investments connected to our Sierras de Ullum solar farms. Payments for property plant and equipment acquisitions increased by

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
U.S.$7.7 million and movements in investments in financial assets not considered cash and cash equivalents decreased by U.S.$30.2 million. All of this was partially offset by proceeds from the sales of property plant and equipment, which increased by U.S.$28.1 million.
Cash provided by (Used In) Financing Activities
Year ended December 31, 2025 and 2024
Cash provided by financing activities for the year ended December 31, 2025 was U.S.$235.7 million, compared to cash used in financing activities in the year ended December 31, 2024 of U.S.$4.6 million. This variation was mainly due to: (i) the issuance of the Class XLVIII and Class XLIX corporate bonds; (ii) the total cancellation of the bank loan with Eurobanco Bank owned by Loma Blanca IV wind farm; (iii) the partial cancellation of the project finance of certain subsidiaries and the corporate loan with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden NV (“FMO”) and Development Finance Institute Canada (DFIC) Inc. (“FINDEV”); (iv) the total cancellation of the Class XL and XXXI corporate bonds, (v) disbursements of the corporate loan with FINDEV, Société de Promotion et de Participation Pour la Coopération Économique S.A. (“PROPARCO”) and FMO were received to finance the ongoing projects, and (vi) disbursements of the loan with the Industrial and Commercial Bank of China (Argentina) S.A.U. Proceeds from issuance of corporate bonds increased by U.S.$274.9 million, payment of corporate bonds increased by U.S.$111.1 million, proceeds from loans increased by U.S.$113.6 million, bank overdraft, net increased by U.S.$22.2 million and payment of loans increased by U.S.$16.5 million in the year ended December 31, 2025 compared to the previous year due to applicable maturity dates.
Years Ended December 31, 2024 and 2023
Cash used in financing activities for the year ended December 31, 2024 was U.S.$4.6 million, compared to cash provided by financing activities in the year ended December 31, 2023 of U.S.$28.9 million. This variation was mainly due to: (i) the issuance of the Series XLIII, XLVI, XLVI and XLVII corporate bonds; (ii) the repayment of our KFW corporate loan, Series XXXIV and XXXV corporate bonds and various other bank loans and facilities; (iii) the partial repayment of certain project finance loans and the Series XXXI corporate bonds; and (iv) the final disbursement of the corporate loan from FINDEV and PROPARCO to finance ongoing project developments. Proceeds from issuance of corporate bonds decreased by U.S.$14.5 million, payment of corporate bonds decreased by U.S.$13.0 million, proceeds from loans decreased by U.S.$60.2 million and payment of loans decreased by U.S.$9.6 million in the year ended December 31, 2024 compared to the year ended December 31, 2023, due to applicable maturity dates.
Capital Expenditures
From 2018 to 2025, we have invested approximately U.S.$1.7 billion, adding 1,427 MW of new renewable capacity developed by Genneia. Since 2022, we have been focusing on developing new renewable facilities under the MATER framework.
During the year ended December 31, 2025, our accrued capital expenditures related to the construction of new wind and solar generation projects amounted to U.S.$337 million.
During the year ended December 31, 2024, our accrued capital expenditures related to the construction of new wind and solar generation projects amounted to U.S.$283.6 million.
During the year ended December 31, 2023, our accrued capital expenditures related to the construction of new wind and solar generation projects amounted to U.S.$270.1 million.
In line with our current capital expenditure plan, in effect as of the date of this prospectus, we expect to make payments of capital expenditures in 2026 of about U.S.$ 285 million, which will be invested in the development of San Rafael, San Juan Sur, Lincoln and Junín solar farms and BESS Maschwitz project, which are expected to achieve COD during 2026, while the energy storage project is expected in early 2027.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Indebtedness
The following table provides a summary of our total indebtedness as of December 31, 2025, 2024 and 2023.

	As of December 31,
	2025	2024	2023
	(in millions of U.S.$)
Current financial debt:
Corporate bonds	150.5	86.0	123.7
Loans and other bank debts	51.3	57.4	27.8
Related parties	—	—	1.9
Lease liabilities	1.5	1.2	1.2
Total current financial debt	203.3	144.6	154.7

Non-current financial debt:
Corporate bonds	643.4	512.4	451.8
Loans	307.7	210.1	217.6
Lease liabilities	15.2	7.4	2.2
Total non-current financial debt	966.2	729.8	671.6
Total financial debt	1,169.5	874.4	826.3
Corporate Bonds
As of the date of this prospectus, we have 12 series of corporate bonds outstanding, all issued under our Frequent Issuer Regime.
The following table summarizes the principal terms and conditions of our corporate bonds as of December 31, 2025:

Corporate Bonds	Outstanding Principal as of December 31, 2025	Interest Rate	Issue Date	Maturity	Amortization
	(in millions of U.S.$)
Series XXXVI	50.0	5.65%	12/23/2021	12/23/2031	Semi-annual
Series XXXVII	29.9	0.0%	11/11/2022	11/11/2026	Quarterly
Series XXXVIII	73.4	4.5%	02/10/2023	02/10/2033	Semi-annual
Series XXXIX	30.0	2.0%	07/14/2023	07/14/2028	Bullet
Series XLI	30.0	0.0%	07/14/2023	07/14/2026	Bullet
Series XLII	15.2	0.0%	11/16/2023	05/16/2027	Quarterly
Series XLIII	20.7	6.25%	03/08/2024	03/08/2027	Bullet
Series XLIV	12.5	5.0%	03/08/2024	03/08/2026	Bullet
Series XLVI	60.0	2.0%	06/27/2024	06/27/2026	Bullet
Series XLVII	48.3	6.0%	10/17/2024	10/17/2028	Bullet
Series XLVIII	27.8	6.5%	03/05/2025	03/05/2028	Bullet
Series XLIX(1)	400.0	7.75%	02/12/2025	02/12/2033	Annual
__________________
(1)On December 2, 2025, we issued U.S.$400 million in principal amount of 7.750% senior unsecured notes due 2033 (the “2033 Notes”). The 2033 Notes are payable in three consecutive annual installments beginning on December 2, 2031 with a final maturity on December 2, 2033. The 2033 Notes were issued under an indenture containing market-standard covenants for notes of this nature, which include financial covenants (mainly consisting in the limitation of incurrence of additional debt when exceeding the Company's leverage and debt service coverage ratio), limitations to the incurrence of liens, provisions governing mergers and asset sales and events of default, among others.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
On April 19, 2021, CNV approved our Frequent Issuer Regime which authorizes us to issue, short-term, medium-term or long-term, subordinated or unsubordinated, secured or unsecured, simple non-convertible corporate bonds (obligaciones negociables simples no convertibles en acciones) for up to a principal amount of U.S.$800 million or its equivalent in other currencies. On April 28, 2022, our Extraordinary General Shareholders’ Meeting approved by resolution the increase of the maximum amount of issuance under the Frequent Issuer Regime by an additional amount of U.S.$500 million, so that the total amount of the outstanding Frequent Issuer Regime amounted to U.S.$1,300 million. In addition, on April 25, 2024, our Ordinary and Extraordinary General Shareholders’ Meeting approved by resolution the increase of the maximum issue amount under the Frequent Issuer Regime, so that the total amount approved by our Ordinary and Extraordinary General Shareholders’ Meeting for the outstanding Frequent Issuer Regime increased from U.S.$1,300 million to U.S.$2,000 million (or its equivalent in other currencies or units of value). As per the CNV Rules, we may issue up to U.S.$600 million (or its equivalent in other currencies or units of value) under the Frequent Issuer Regime.
Loans and Other Financings
The table below summarizes the principal terms and conditions of our outstanding loans and other financings as of December 31, 2025. As of the date of this prospectus, we are in compliance with all covenants under our outstanding loans and other financings.

Financing / Loans	Outstanding Principal as of December 31, 2025	Interest Rate	Disbursement Date	Maturity	Amortization
	(in millions of U.S.$)
Project Finance
Pomona I – GVSO	81.0	4.73%	October 2018 to March 2023	June 2034	Semi-annual
Villalonga I – GVA(1) (3)	44.9	6.9%	November 2018 to April 2020	April 2033	Semi-annual
Chubut Norte I – GVS(2) (3)	28.3	6.9%	November 2018 to April 2020	April 2033	Semi-annual
Corporate Loan Agreements
La Elbita I and II and Tocota III	74.4	SOFR + 5.2%	June 2023 to February 2025	December 2032	Semi-annual
Malargüe I and Anchoris Solar Farms	52.0	SOFR + 5.2%	March 2025	June 2034	Semi-annual
Bank Overdraft (descubierto bancario)
Genneia	9.6	70.0% – 75.0%	December 2025	On demand	N/A
Gedesa	1.2	70.0% – 75.0%	December 2025	On demand	N/A
Other Debts	76.7	5.5%– 6.75%	March 2025	January 2028 to March 2028	Quarterly
__________________
(1)75% of the outstanding debt has an average interest rate of 7.3%. The remaining 25% of the loan has an applicable interest rate of Term SOFR 6M + 1.2%.
(2)74% of the outstanding debt has an average interest rate of 7.3%. The remaining 25% of the loan has an applicable interest rate of Term SOFR 6M + 1.2%.
(3)The outstanding principal amounts presented herein reflect the balances as of December 31, 2025. As of the date of this prospectus, the Villalonga I – GVA and Chubut Norte I – GVS financings have been fully repaid and cancelled.
Project Finance
Pomona I
On June 8, 2018, GVSO, our wholly-owned subsidiary, entered into a financing agreement for the Pomona I wind farm, in the principal amount of up to U.S.$142.0 million, which was fully disbursed and used to pay for construction and implementation costs of the project.
The financing agreement included a 16-year guaranteed non-recourse loan granted by KfW and a loan without guarantee or recourse to us for 15 years granted by Deutsche Investitions- und Entwicklungsgesellschaft mbH

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
(“DEG”). The KfW loan is guaranteed by the German Export Credit Agency Euler Hermes through a commercial export credit agreement. The interest rate on the financing is equivalent to 4.73% per annum, payable semi-annually.
The financing agreement contains covenants limiting GVSO’s ability to pay dividends and provide for the granting of various guarantees in favor of the lenders, including the assignment of usufructuary rights over the farm property, direct, fiduciary or collateral assignments, in whole or in part, of certain rights of GVSO, including collection rights under the Renewable Electricity Supply Agreement with CAMMESA, insurance and other documents related to the wind farm; pledge over shares representing 100% of GVSO’s capital stock, guarantees over bank accounts and pledge over GVSO’s main assets, all characteristics of a traditional non-recourse project finance.
On February 6, 2020, we agreed to cancel the committed amount under the DEG loan in connection with the financing of the Pomona I wind farm, without receiving any disbursements under such contract. As a result, the total financing committed for the construction of the Pomona I wind farm was reduced by U.S.$20.7 million and the maximum amount available is U.S.$121.0 million. The cancellation of the loan was principally related to the fact that the loan did not conform with the exchange regulations implemented in Argentina as of September 2019. The cancellation of this loan did not affect the original financing plan for construction and implementation costs of the project. On February 18, 2020 and April 29, 2020, we received disbursements totaling U.S.$7.8 million. On January 20, 2021, GVSO received a disbursement of U.S.$1.4 million.
During March 2023, GVSO received a disbursement of U.S.$1.7 million, so for the year ended December 31, 2023, the total amount committed has been fully disbursed, amounting to U.S.$120.2 million. The principal due under the disbursement began to be paid semi-annually starting on March 31, 2020, amounting to U.S.$88.4 million for the year ended December 31, 2024.
The principal outstanding amount as of December 31, 2025 was U.S.$81.0 million.
Villalonga I and Chubut Norte I
On June 19, 2018, GVA and GVS, our wholly owned subsidiaries, entered into financing agreements for the Villalonga and Chubut Norte I wind farms in the principal aggregate amount of up to U.S.$130.7 million to fund the construction and commissioning of such projects.
The financing agreements included both guaranteed and unsecured tranches. The Danish Export Credit Agency (“EKF”) directly granted the first tranche, and Sumitomo Mitsui Banking Corporation (“SMBC”) granted the second tranche, which was guaranteed by EKF through a comprehensive commercial and political export credit guarantee agreement. In addition, the financing comprised two unsecured 15-year loans, without recourse, granted by the Andean Development Corporation (“CAF”) and FMO, respectively. Disbursements were subject to satisfaction of agreed conditions precedent.
The financing agreements contain covenants that limit the ability of GVA and GVS to distribute dividends and require the granting of various security interests in favor of the lenders, including: (i) mortgages over the properties of the wind farms; (ii) direct, fiduciary or security assignments, in whole or in part, of certain rights of GVA and GVS, including collection rights under the PPAs with CAMMESA, insurance policies and other project-related documentation; (iii) pledges over 100% of the capital stock of GVA and GVS; (iv) security interests over bank accounts; and (v) pledges over the main assets of the projects.
On April 7, 2020, GVA and GVS agreed to reduce the originally committed financing by U.S.$8.5 million, resulting in a total commitment of U.S.$122.2 million. The reduction reflected lower construction costs and did not affect the financing of the projects, which were already in operation by that date.
On April 24, 2020, GVA and GVS received a disbursement of U.S.$7.8 million under the financing, the proceeds of which were paid to us as a one-time compensation for the successful management of the projects, which had been completed ahead of schedule and at lower costs than originally budgeted.
Following the cessation of LIBOR on June 30, 2023, we entered into an addendum to the financing agreements establishing Term SOFR as the new reference rate for debt service payments after October 2023.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
As of December 31, 2023, GVA and GVS had received total disbursements of U.S.$122.2 million, thereby fully drawing the committed amount. Principal amortization began on October 31, 2019, on a semi-annual basis, of which the outstanding amount, for the year ended December 31, 2024, totaled U.S.$82.0 million. As of December 31, 2025, the outstanding principal balance of the Villalonga I and Chubut Norte I project financings was U.S.$44.9 million and U.S.$28.3 million, respectively. We have prepaid the outstanding principal balance of the Villalonga I and Chubut Norte I project financings in full in February 2026.
Corporate Loan Agreements
La Elbita I and II and Tocota III
In February 2023, we entered into a 10-year secured loan agreement, which is repayable semi-annually commencing in June 2025, in the principal amount of up to U.S.$85.0 million, to be granted by FMO and FINDEV for the construction, commissioning and maintenance of the wind farms La Elbita I, La Elbita II, and the solar farm Tocota III. This loan accrues interest on the amount effectively disbursed on a semi-annual basis, payable as of June 2023. This secured loan agreement contains customary covenants that, among other things, restrict our ability to incur additional debt, make certain payments and investments, create certain liens on collateral, and engage in certain transactions with affiliates.
For the year ended December 31, 2023, we disbursed from the FMO and FINDEV secured corporate loans a total of U.S.$70.8 million to pay for imported equipment for the La Elbita and Tocota III Projects. On February 8, 2024, we received a final disbursement of U.S.$14.2 million. As of December 31, 2025, we have received disbursements of the entire committed amount of U.S.$85.0 million from the guaranteed corporate financing of FMO and FINDEV to pay imported equipment for La Elbita and Tocota III Projects. As of December 31, 2025, we have an outstanding principal amount of U.S.$74.4 million. This secured loan agreement contains customary covenants that, among other things, restrict our ability to incur additional debt, make certain payments and investments, create certain liens on collateral, and engage in certain transactions with affiliates.
Malargüe I and Anchoris Solar Farms
In October 2024, we entered into a 10-year secured loan agreement, which is repayable semi-annually commencing in June 2026, in the principal amount of up to U.S.$100 million, to be granted by FMO, FINDEV and PROPARCO for the construction, commissioning and maintenance of the Malargüe I and Anchoris solar farms. On March 27, 2025, the Company received the first disbursement of U.S.$2 million. In addition, on September 19, 2025, the Company received an additional disbursement of U.S.$50 million under the guaranteed corporate financing from FMO, FINDEV and PROPARCO, bringing the total disbursed amount, as of the date of this prospectus to U.S.$52 million.
IDB Loan Agreement
On December 30, 2025, we entered into a credit facility agreement with Inter-American Investment Corporation (“IDB Invest”) for an aggregate amount of up to U.S.$185.0 million (not yet disbursed) to finance selected renewable energy projects and related battery storage facilities in Argentina. The financing is structured as a long-term facility with final maturities ranging from 7 to 15 years. The loan shall accrue interest at a rate equal to Term SOFR plus 3.75% per annum, or, at the election of the Company, at a fixed rate based on the then-prevailing SOFR swap rate plus 3.75% per annum, in each case as determined on the date of each drawdown. In addition, we intend to raise up to U.S.$135 million through additional loans (“B Loans”) to be funded by other lenders under the same structure. These B Loans have not yet been signed and remain subject to final documentation and lender commitments.
Other Debts
Loma Blanca Wind Farm
On March 25, 2025, a financing contract was signed with Banco BBVA Argentina S.A. for U.S.$15 million, which will be used to cover the costs of the installation project for three wind turbines at the Loma Blanca wind

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farm. This loan accrues and pays interest quarterly, along with principal installments, beginning in June 2025. The maturity date of the loan is March 28, 2028. The principal outstanding under disbursement as of December 31, 2025 amounts to U.S.$15 million.
Industrial and Commercial Bank of China (Argentina) S.A.U.
On July 28, 2025, the Company entered into a financing agreement with ICBC in the principal amount of CNY 100,142,000 (equivalent to approximately U.S.$14 million). The proceeds will be used to finance renewable energy generation projects, including capital expenditures, development expenses, and operation and maintenance costs.
The loan bears quarterly interest at a fixed rate within the range of the Company’s outstanding fixed-rate loans as of December 31, 2024 (as described in note 5.i to the Audited Financial Statements). Principal repayments will begin on April 28, 2027, with the loan maturing on July 29, 2030.
On August 7, 2025, the Company amended this financing agreement to increase the principal amount by CNY 258,624,000 (equivalent to approximately U.S.$36 million). As of the date of this prospectus, the Company had received total disbursements under the financing agreement of CNY 358,766,000 (equivalent to approximately U.S.$ 50.0 million).
Financing Agreements with Companies under Joint Ventures
Financing of “Chubut Norte III” and “Chubut Norte IV” (Joint Ventures)
On June 26, 2018, Vientos Patagónicos and Vientos Sudamericanos each entered into PPAs with CAMMESA, committing to achieve commercial operation by April 2, 2020.
On July 15, 2019, Vientos Patagónicos and Vientos Sudamericanos entered into financing agreements, without recourse to us, with KfW for an aggregate amount of U.S.$131.0 million to finance the construction and commercial operation of Chubut Norte III and Chubut Norte IV. The financing combined a construction loan and a 15-year term loan, guaranteed by the German Export Credit Agency Euler Hermes through a comprehensive credit insurance agreement covering 95% of the principal amount.
On July 16, 2019, we and our subsidiary MyC Energía S.A. agreed to transfer to Pan American Fueguina S.A., a subsidiary of Pan American Energy, S.L., Sucursal Argentina (“Pan American Energy”) a 49% equity interest in each of Vientos Patagónicos and Vientos Sudamericanos for the joint development of the two wind farms located near the city of Puerto Madryn, Province of Chubut. The transfer was consummated on August 26, 2019.
The projects did not achieve their committed COD under the PPAs due to delays in construction and commissioning. The Chubut Norte IV wind farm (Vientos Sudamericanos) and the Chubut Norte III wind farm (Vientos Patagónicos) commenced commercial operation on February 4, 2021 and February 25, 2021, respectively.
On October 27, 2021, the financing agreements were amended to readjust the original payment schedules to reflect the operational status of the projects, resulting in a reduction of U.S.$1.5 million in the total committed amount. On October 29, 2021, the first installment of debt service was paid.
As of December 31, 2024, the joint ventures had disbursed a total of U.S.$130.0 million, thereby fully drawing the committed amounts under the financing agreements. Principal has been amortized on a semi-annual basis since October 29, 2021, of which the outstanding amount for the year ended December 31, 2024 was U.S.$107.0 million. As of December 31, 2025, the outstanding principal balance was U.S.$99.3 million.
Financing of “Necochea” Wind Farm (Joint Venture)
On August 2, 2019, Vientos de Necochea, our joint venture with Buenos Aires Energía S.A., entered into financing agreements, without recourse to us, with FMO for an aggregate amount of U.S.$51.0 million to finance the construction and commercial operation of the Necochea wind farm. The financing combined a construction loan and a 15-year term loan and was guaranteed by the EKF through a comprehensive credit insurance agreement. SMBC and FMO acted as arrangers.

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The financing agreements included (i) a guaranteed tranche provided by FMO and guaranteed by EKF, (ii) an uncovered tranche provided directly by FMO, and (iii) an additional facility provided directly by FMO.
The agreements include covenants limiting the ability of Vientos de Necochea to distribute dividends and require the granting of various security interests in favor of the lenders, including: (i) real usufruct rights over the properties of the project; (ii) direct, fiduciary or security assignments, in whole or in part, of certain rights of the company, including collection rights under its PPA with CAMMESA, insurance policies and other project-related documentation; (iii) pledges over 100% of its capital stock; (iv) security interests over bank accounts; and (v) pledges over the main assets of the project.
On January 13, 2020, the joint venture received an initial disbursement of U.S.$30.3 million, including the guaranteed and uncovered tranches. The guaranteed tranche accrued interest at a rate of 3.36% and the uncovered tranche accrued interest at a rate of 7.92%, with semi-annual repayment.
On October 16, 2020, the loan granted by FMO was reduced by U.S.$6.73 million, bringing the total commitment for the Necochea project to U.S.$44.27 million.
On March 12, 2021, the joint venture received a final disbursement of U.S.$13.9 million. As a result, total disbursements under the financing amounted to U.S.$44.0 million, the full amount committed by the lenders.
On April 20, 2023, following the cessation of LIBOR, the financing agreements were amended to establish Term SOFR as the new reference rate for debt service payments after October 2023.
As of December 31, 2024, total disbursements under the financing amounted to U.S.$44.0 million. Principal amortization began on October 30, 2020, on a semi-annual basis, and the amount outstanding totaled U.S.$33.2 million as of December 31, 2024. As of December 31, 2025, the outstanding principal balance was U.S.$30.0 million.
Leases
As of December 31, 2025, we had U.S.$16.8 million of outstanding debt under financial leases corresponding to the leases of the land corresponding to the Issuer and the subsidiaries GVSO and the Parque Eólico Loma Blanca IV S.A.U.
Off-Balance Sheet Arrangements
As of December 31, 2025, 2024 and 2023, and as of the date of this prospectus, we do not have any off-balance sheet arrangements.
Quantitative and Qualitative Disclosure About Market Risks
Our business faces (i) market risks, including foreign currency risk, interest rate risk and price risk, (ii) credit risk and (iii) liquidity risk. We do not engage in speculative dealings with financial instruments. For more detailed information on market risks, see note 7.3 to our Audited Financial Statements and “Risk Factors,” herein.
Interest Rate Risk Management. For the year ended December 31, 2025, 97.90% of our consolidated debt obligations were issued at a fixed interest rate, while the remaining 2.10% were issued at floating interest rates, mostly Term SOFR. As of December 31, 2025, the market interest rate for loans in Term SOFR for loans in U.S. Dollars had been around 387 basis points. We do not engage in hedging transactions against interest rate risks. See “Risk Factors—Risks Relating to Argentina—Political and economic instability in Argentina may have an adverse effect on the Argentine economy and our business, results of operations and financial condition.”
Currency Risk Management. For the year ended December 31, 2025, our consolidated financial debt denominated in U.S. Dollars amounted to U.S.$1.169.5 million. As our functional currency is the U.S. Dollar, it is estimated that a change in the exchange rate of the Peso against the U.S. Dollar would not have resulted in a change in our consolidated U.S. Dollar-denominated debt during the year ended December 31, 2025. In addition, a large portion of our operating costs were denominated in U.S. Dollars. However, our businesses have a natural long-term

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hedge since substantially all of our revenues are denominated in the same currency, which has allowed us to use the U.S. Dollar as its functional currency for accounting purposes. See “Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and our financial condition and results of operations.”
Credit Risk Management. Credit risk refers to the risk of default by our debtors, which results in losses to us. Substantially all of our sales from electric power generation from conventional and renewable sources are carried out with companies in which the Argentine government has an ownership interest. The Argentine government has considerable power to force renegotiation of contract terms with their contracting parties. Forced renegotiation and delays or defaults in payment by public sector agencies may have a substantial adverse effect on our results of operations. Our management is periodically assessing the recoverability of receivables based on aging, payment capacity of the counterparty, nature of the client, security interest received, legal rights, among others, and forecast the estimated recoverable value of such receivables. See “Risk Factors—Risks Relating to the Company—We may not be able to collect, or collect in a timely manner, payments from CAMMESA and other customers in the electricity sector, which could have a material adverse effect on our financial condition and results of operations.”
Liquidity Risk Management. Liquidity risk is the risk of mismatch between cash requirements (related to operating and finance expenses, investments, debt maturities, and dividends) and the financing sources (net profit, divestitures, and capacity for new financing). We manage liquidity risk by maintaining adequate cash reserves, and banking facilities, by continuously monitoring forecasts and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. See “Risk Factors—Risks Relating to Our Company Risk Factors—We have a history of negative working capital and face significant short-term financial commitments.”

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INDUSTRY OVERVIEW
The following is a summary of certain matters relating to the energy industry in Argentina, with a particular focus on the electricity sector. This overview describes the structure of the market across generation, transmission and distribution, outlines the role of key stakeholders such as CAMMESA and the Argentine regulatory agencies, and provides context on the country’s energy matrix, and demand patterns. It also highlights recent growth in renewable generation supported by initiatives such as RenovAr and MATER, as well as emerging opportunities in areas including BESS and green hydrogen. This summary is not intended to provide an exhaustive description of all aspects of the Argentine energy sector, and prospective investors should consult official publications and their own advisors for further information.
Overview of the Argentine Power Sector
The Argentine electricity sector is organized around three interconnected segments —generation, transmission and distribution— complemented by a central coordinating body, CAMMESA, and a stabilization mechanisms and system of subsidies to end-user electricity tariffs, which are funded by the federal government and ensure more stable prices for certain residential users, as well as the Wholesale Electricity Market Stabilization Fund (Fondo de Estabilización del MEM), which covers the difference between the cost of energy recognized in the wholesale market and the tariffs collected from distributors. This structure aims to ensure that electricity produced in different regions of the country can be efficiently transported and reliably delivered to final users.
•Generation: refers to the production of electricity in power plants using diverse technologies, including thermal, hydro, nuclear and renewable sources;
•Transmission: involves the high-voltage grid that moves bulk electricity from generation sites, often located far from demand centers, to regional networks; and
•Distribution: relates to the last stage, where electricity is delivered to households, businesses, industries and public services through medium- and low-voltage networks.
Although these activities are carried out by different types of companies, the system functions as an integrated whole under the operational and financial coordination of CAMMESA. The government plays a significant role through regulation, tariff setting and subsidies, which aim to balance cost recovery for utilities with affordability for consumers.
The chart below shows the structure of the Argentine power sector:
___________________
Source: CAMMESA
(1)As of December 2025

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Market Structure
Transactions among participants in the Argentine electricity industry are conducted through WEM, a centralized system administered by CAMMESA, which coordinates the physical dispatch of electricity across the national grid and manages the financial flows among generators, transmission companies, distributors and end users. The WEM operates under three complementary pricing mechanisms: (i) a term market where quantities, prices and contractual conditions are agreed upon directly between sellers and buyers; (ii) a spot market where prices are established on an hourly basis as a function of economic production cost; and (iii) a stabilized pricing system of spot prices, which we refer to as the seasonal price, set on a semi-annual basis and designed to mitigate the volatility of spot prices for purchases of electricity by distributors.
Due to this layered structure, energy producers, network operators and consumers are linked not only through the flow of electricity but also through a complex web of financial transfers designed to balance cost recovery with affordability.
The chart below shows these flows, providing a simplified view of how the system operates. It shows the transmission of electricity from power generators to distributors and ultimately to retail consumers and large users, as well as the corresponding financial settlements managed by CAMMESA. By mapping both energy and payment flows, the chart highlights the central role of CAMMESA in stabilizing the market and the importance of the Stabilization Fund in bridging the structural gap between generation costs and consumer tariffs.
Power Generation
Argentina has generated more than 143 TWh of electricity annually since 2022, drawing on a diversified mix of technologies:
•Thermal (~53%) – Natural gas is the cornerstone of Argentina’s power generation, reflecting abundant domestic reserves, particularly from the Vaca Muerta basin. Complementary oil- and coal-fired capacity provides flexibility during peak demand or seasonal shortages. Thermal plants supply the bulk of base load and are key to balancing intermittent renewables;
•Hydropower (~21%) – Large hydroelectric plants, concentrated in the Comahue, Northeast and Littoral regions, contribute a significant share of electricity. Hydropower plays a balancing role, smoothing seasonal fluctuations, though output varies depending on hydrological conditions;
•Nuclear (~7%) – Argentina operates three nuclear plants (Atucha I, Atucha II, and Embalse), which contribute to energy security, reduce the occasional dependence on imported fuels, and diversify the generation mix; and

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•Renewable (~19%) – Wind and solar have expanded significantly over the past decade, supported by the adoption of public policy frameworks such as RenovAr auctions, corporate PPA programs under the MATER market, and transmission interconnection capacity mechanisms. Argentina’s geographic profile — strong wind corridors in Patagonia and high solar irradiation in the northwest — provides excellent natural conditions for further growth.
The generation mix demonstrates both reliance on hydrocarbons and an ongoing transition toward cleaner energy sources, reflecting Argentina’s broader decarbonization objectives.
Regulatory Evolution and Upcoming Changes
Argentina’s electricity sector has undergone a clear regulatory evolution, transitioning from a marginal system in the 1990s to a highly centralized market model that has been in place since 2002. Under this centralized framework, CAMMESA has played a dominant role, managing a significant share of energy purchases, fuel supply, imports, and exports. The Secretariat of Energy has also been responsible for defining tariffs and remuneration programs, leading to heavily subsidized prices for households and commerce, while large consumers pay the real cost of energy. Capacity expansion has largely relied on PPAs with CAMMESA, with limited private activity permitted under mechanisms like MATER and Energía Plus.
The Argentine government is preparing an economic normalization plan for the period from 2026 to 2030, which aims to gradually untangle the centralized model and reintroduce price signals to the market. This framework will seek to encourage new supply and efficiency while controlling the profitability of legacy assets to avoid sharp increases in system costs. On October 20, 2025, the Secretary of Energy issued Resolution No. 400/2025, approving ‘the Rules for the Normalization of the Wholesale Electricity Market (WEM) and its Progressive Adaptation’, effective as of November 1, 2025. This regulation introduces a marginal pricing system, the creation of Energy and Power Term Markets, and additional reserve services, while also defining responsibilities and transactions for storage systems. In addition, the resolution includes fuel purchase incentives while targeting a full liberalization of fuel procurement in 2029, following the conclusion of the Plan GasAr. This normalization process aims to unknot a 20-year centralized market with no price signals, while respecting existing contracts and limiting the increase in energy prices.
In addition, the upcoming regulatory changes foresee comprehensive reforms across Argentina’s electricity value chain. In transmission, the government and private sector are expected to co-finance an investment program of approximately U.S.$6.6 billion to upgrade and expand the Argentine national power grid, under a new framework mandating operator-led expansions with costs incorporated into tariffs. In distribution, companies would be required to contract at least 75% of their energy needs through PPAs. In generation, the market opened to bilateral sales contracts, reducing reliance on CAMMESA’s centralized mechanism, while the WEM would be expanded to admit new participants such as self-generators, energy traders, and storage operators. Additionally, international trade would be fully liberalized, and a new unified regulator (Ente Nacional Regulador del Gas y la Electricidad) is expected to replace ENARGAS and ENRE, consolidating oversight.
Under the economic normalization plan for the period from 2026 to 2030, the electricity market would gradually shift from a highly centralized system toward a more market-oriented structure, designed to attract investment while balancing social and political considerations. On the demand side, the framework already distinguishes between priority demand—households and commercial users, representing approximately 80% of distribution company demand—supplied at regulated prices set by the Secretariat of Energy, and non-priority demand, comprised of large consumers, representing roughly 36 TWh, who would progressively move to market-based pricing and pay the real cost of energy.
On the supply side, generation is expected to remain diversified across hydro, nuclear, thermal PPAs, renewable PPAs, and imports, serving both regulated and liberalized segments. The private market (Mercado a Término,“MAT”) is expected to continue to function as a key contracting channel, with MATER remaining the term market for renewables, while MAT Energy and MAT Power would govern new thermal supply under stricter fuel management requirements. At the same time, the spot market would gain importance, introducing price signals for

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new supply remunerated at marginal cost, while limiting profits for legacy assets through regulatory oversight, helping control overall system costs.
CAMMESA’s guidelines add further detail on implementation. Generators would be responsible for managing their own fuels, with reduced remuneration if CAMMESA intervenes. CAMMESA may also organize new supply auctions on behalf of distributors or large consumers, with payment guarantees provided if debts are cleared. In addition, BESS would be incorporated, with capacity payments and arbitrage opportunities to strengthen grid flexibility, while bilateral import and export agreements would be permitted with authorization by the Secretariat of Energy, fostering regional integration.
Finally, under the new framework, renewables and MATER would maintain their existing mechanisms, continuing to benefit from long-term certainty. However, new projects would also have the option to rely on the spot market, where supply is remunerated at marginal cost and legacy assets’ profitability remains capped by the Secretariat of Energy. Together, these reforms are intended to progressively normalize Argentina’s electricity sector by modernizing regulation, encouraging private investment, and ensuring affordability and system reliability.
The image below depicts the centralized electricity market structure that operated in Argentina through 2025, as well as the regulatory reforms currently being implemented by the administration to establish a more transparent framework and pricing mechanisms that more closely align with those of comparable jurisdictions in the region.

2002-2025
Centralized Market
CAMMESA dominates power procurement, fuel management, and trade
Secretariat of Energy ("SSEE") sets subsidized prices; only large users pay full cost
Capacity expansion relies on CAMMESA PPAs, with limited private contracting via MATER/Energía Plus
2026E-2030E
Normalization Plan
SSEE issued new guidelines to drive new supply via marginal pricing while capping legacy asset returns
SSEE will gradually set the implementing rules
No Priority Demand
(Large consumers)(1)
Priority Demand
(Commercial and Households)
Prices set by the SSEE
(thermal legacy, hydro, and nuclear)
PPAs signed with CAMMESA
(thermal and renewables)
Private market
(MATER and Energía Plus)
Imports
MAT or Spot
MAT (Private Market)
MATER: No changes
MAT (energy and power): targeted to new supply(3); thermal legacy w/ fuel management(4)
Spot
Market w/ price signals
No Restrictions
Assigned generation to Priority Demand (~80% of DisCos demand)
Hydro
Nuclear
Thermal PPAs
Renewables PPAs
Imports
Demand(2)
Supply (Centralized)
Supply (Normalized)

___________________
Source: CAMMESA, Secretariat of Energy
(1)Includes large consumers from wholesale and at DisCos
(2)Does not match total supply given transmission and distribution losses
(3)COD post Jan ’25 with fuel management 4, Energy: ≤ 20% energy or 100% with additional firm natural gas transportation. Power: 100%
Evolution of Power Generation in Argentina
In 2025, power generation in Argentina increased by 365 GWh, or 0.5%, compared to 2024, reaching 142,789 GWh as of December 2025. This growth was driven by an increase of 3,783 GWh in renewable sources, and an increase of 312 GWh in nuclear availability. These gains were partially offset by a decrease of 3,280 GWh, or 10%, in hydropower output, net of pumping, and a decrease of 163 GWh in thermal generation.

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The grid continued to depend largely on thermal generation, which represented 53% of total production (75,225 GWh), with sources including natural gas, liquid fuels (such as gas oil and fuel oil), and coal. Hydropower, net of pumping, represented 21% (30,144 GWh), followed by renewable energy, which represented 19% (26,659 GWh) and nuclear power, which represented 7% (10,761 GWh).
For the fourth consecutive year, the SADI remained a net importer of electricity. However, in 2025 the level of imports declined by 7%, totaling 4,304 GWh, with exports also decreasing by 48%, totaling 509 GWh.
The chart below shows the evolution of electricity generation in Argentina for the years indicated (without considering imports):
Source: CAMMESA
Power generation in Argentina has evolved considerably over the past decade, as shown in the chart below, increasing from 129 TWh in 2013 to 143 TWh in 2025 and reflecting a clear transformation in the country’s energy mix. Thermal generation continues to represent the largest share, though it decreased from 64% to 53% during the same period, signaling reduced dependence on fossil fuels. Hydropower also decreased from 30% to 21% during the same period, while nuclear energy strengthened its role, increasing from 4% to 7% during the same period. The most notable shift came from renewables, which increased sharply from 2% to 19% during the same period, mainly driven by programs such as RenovAr and MATER that have accelerated Argentina’s transition toward cleaner energy.

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The following chart shows the evolution of power generation in Argentina for the years indicated (without considering imports):
Source: CAMMESA
Installed Capacity by Technology
Argentina’s generation capacity increased by 826 MW, or 2%, in 2025 compared to 2024, reaching a total of 44,177 MW as of December 31, 2025. This increase was mainly due to renewable sources availability (an increase of 1,006 MW during the same period). This increase was partially offset by the decrease of 180 MW from thermal sources.
The following chart shows the evolution of installed capacity in Argentina for the years indicated (in GW):
Source: CAMMESA
In 2014, renewable energy accounted for only 2% of Argentina’s installed generation capacity, making it a marginal contributor to the country’s energy mix. Over the past decade, however, the sector has undergone significant expansion, reaching 17% of total capacity in 2025. This evolution reflects a structural shift in Argentina’s energy matrix, with renewables emerging as a strategically relevant source of electricity generation alongside thermal, hydro, and nuclear power.

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The following chart shows the evolution of installed capacity by technology in Argentina for the years indicated:
Source: CAMMESA
Installed Capacity by Region
In regional terms, Argentina’s electricity generation capacity is geographically diversified, though it remains concentrated in a few key regions. As of 2025, the country’s total installed capacity was 44.2 GW, with the following distribution:
•Buenos Aires Province (20.1%) – The single largest contributor to the national grid, with 8,874 MW of installed capacity. This underscores the province’s strategic role as the primary industrial and population hub of Argentina;
•Greater Buenos Aires (17.9%) – With 7,910 MW of installed capacity, the metropolitan area complements the broader Buenos Aires Province, and together they account for nearly 40% of national capacity, reflecting the high demand concentration in the country’s most populous region;
•Comahue Region (16.0%) – With 7,084 MW of installed capacity, is a critical energy-producing area, benefiting from abundant hydro resources and thermal generation tied to the Vaca Muerta basin;
•Northwest (10.3%) – Including provinces such as Tucumán, Salta, La Rioja, Jujuy, Catamarca, and Santiago del Estero, with 4,566 MW of installed capacity, this region benefits from a diversified energy base, with thermal, hydro, and growing solar projects, primarily driven by the development of lithium mining projects in Jujuy, Catamarca and Salta, strengthening its long-term strategic relevance;
•Littoral (9.4%) – In the Littoral region, with 4,144 MW of installed capacity, supported by both thermal and renewable projects in Santa Fe and Entre Rios, highlighting the region’s role as a growing power hub in central Argentina;
•Central (8.1%) – As part of the Central region, Córdoba and San Luis have 3,593 MW of installed capacity, making it another relevant contributor to the national energy matrix;
•Cuyo (6.6%) – Comprising Mendoza and San Juan, Cuyo, with 2,897 MW of installed capacity, plays a central role in solar generation thanks to its high solar irradiance levels, while also contributing through hydro and other thermal sources;

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•Patagonia (6.5%) – With Chubut and Santa Cruz, Patagonia, with 2,855 MW of installed capacity, has emerged as a relevant renewable hub, particularly in wind generation, positioning it as a region of growing strategic importance; and
•Northeast (5.1%) – With contributions from Corrientes , Chaco, Formosa, and Misiones, with 2,254 MW of installed capacity, the Northeast region combines hydro and thermal generation. Although its share remains lower than other regions, it plays an important role in meeting local demand and balancing regional supply.
The following chart shows the installed capacity in 2025 of the principal Argentine generating regions described above:

Installed Capacity per Region (MW)

	Region	Installed Capacity 2025 (MW)	% of Share
1	Buenos Aires	8,874	20.1%
2	Central	3,593	8.1%
3	Comahue	7,084	16.0%
4	Cuyo	2,897	6.6%
5	Greater Buenos Aires	7,910	17.9%
6	Littoral	4,144	9.4%
7	Northeast	2,254	5.1%
8	Northwest	4,566	10.3%
9	Patagonia	2,855	6.5%
	Total	**44,177**	

8
7
4
2
6
5
1
3
9
% of Share
20%
15%
10%
5%

Source: CAMMESA
Fuel Supply in Argentina
In 2025, power plants consumed an average of 44.2 million m³/day of gas equivalent, representing a decrease of 3% compared to 2024. Natural gas was by far the dominant fuel, accounting for 95% of total demand. Its use grew 1%, reaching 42.2 million m³/day in 2025. By contrast, alternative fuels recorded sharp declines, with fuel oil consumption decreasing 61% and gas oil 53%.
The regulatory framework governing fuel supply has also evolved. Since late 2019, CAMMESA assumed centralized responsibility for the commercial management and supply of fuels to power plants, except for generators under Energía Plus PPAs and SEE Resolution No. 287/17 (MDP Resolution No. 12/19). With the rollout of Plan Gas in January 2021 (SE Resolution No. 354/20), exempt generators transferred gas purchases and transportation to CAMMESA, and transmission interconnection capacity was established: first for Bolivian gas under take-or-pay contracts, then for Plan Gas units based on efficiency, and finally for units allocating their gas to CAMMESA.

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More recently, on January 28, 2025, the Secretariat of Energy repealed SE Resolution No. 354/20, effective February 1, 2025. Under the new framework (SE Resolution No. 21/25), which became effective on March 1, 2025, generators are once again authorized to manage their own fuel supply for spot market operations.
The following chart shows the evolution of fuel consumption by type for the years indicated:
___________________
Source: CAMMESA
FO = Fuel Oil, GO = Gas Oil.
Transmission
Electricity is transmitted across the SADI, a nationwide high-voltage grid connecting major generation hubs to consumption centers, particularly to the Greater Buenos Aires.
•Transmission companies own and operate this grid, receiving revenues through regulated transmission fees applicable to public utilities;
•CAMMESA supervises system operations, ensuring that electricity flows are dispatched economically while respecting technical constraints such as line congestion and system stability requirements;
•The 500 kV “backbone” lines form the spine of the grid, enabling long-distance flows from hydro and thermal plants located in the interior toward demand centers on the coast.
Transmission is a natural monopoly and requires continuous investment to expand capacity and reduce bottlenecks. Recent years have seen incremental projects designed to accommodate new renewable capacity, particularly in Patagonia and Cuyo.
Moreover, Argentina’s transmission system is anchored by a High-Voltage Transmission Line (HVTL) network operated by Transener, which interconnects the country’s main power generation hubs with the largest consumption centers. This backbone enables the transfer of electricity across different regions of the country, ensuring system reliability and operational flexibility. Complementing the national backbone, regional trunk networks distribute electricity within specific areas, reinforcing supply security at the local level and supporting the integration of new generation projects, particularly from renewable sources.

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This structure reflects a geographically interconnected system that balances generation and demand across provinces. The chart below shows both the national and regional HVTL networks:
Source: Secretariat of Energy
Argentina’s high-voltage transmission network experienced significant expansion between 2003 and 2013, primarily driven by the implementation of the 500 kV Federal Transmission Plan. This period saw a substantial increase in transformation capacity and the extension of extra high voltage (EHV) lines, strengthening the operational stability of the Argentine Interconnection System (SADI).
The chart below shows the evolution of national HVTL in Argentina for the years indicated:
Source: CAMMESA

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However, transmission expansion has been limited over the past decade, with only marginal additions to the extra high voltage (EHV) network. A notable recent development was the incorporation in 2023 of the 500 kV Bahía Blanca – Mar del Plata (Vivoratá) line, which represented the first major EHV addition in several years.
In the future, additional transmission infrastructure will be essential to unlock new renewable generation capacity, particularly in regions with the strongest resource potential, such as wind in Patagonia and solar in the Cuyo region, while also enhancing overall system resilience. Current transmission constraints represent a key bottleneck for further renewable deployment; in the short term, generators are expected to address part of these limitations under Resolution 360.
In this context, the Argentine government announced in May 2025 a National Plan for Electric Transmission Expansion aimed at addressing grid bottlenecks and strengthening the national system. The plan contemplates the construction of approximately 5,610 km of new high-voltage transmission lines (132 kV and 500 kV) and related infrastructure, with estimated investments of ~U.S.$6.6 billion to support capacity in the Argentine Interconnection System (“SADI”).
The chart below shows the evolution of regional HVTL in Argentina for the years indicated:
Source: CAMMESA
Distribution
Distribution companies are the direct interface with end users. They purchase electricity at wholesale prices from CAMMESA and deliver it to residential, commercial, industrial and public-sector customers through medium and low-voltage networks:
•Tariffs charged to end users combine wholesale energy costs, transmission fees and distribution value-added charges (VAD);
•Government subsidies play a material role in bridging the gap between the economic cost of supply and the tariffs actually paid by households, especially in the residential and public sectors; and
•Quality of service is monitored through regulatory standards, with penalties for excessive outages or high technical and commercial losses.
Distribution concessions are typically granted on a geographic basis, with large operators serving Buenos Aires (Edenor, Edesur) and a combination of provincial utilities and cooperatives operating in the rest of the country.
CAMMESA and the Stabilization Fund
As the market administrator, CAMMESA is the central clearinghouse of the Argentine power sector:
•It conducts economic dispatch, determining which plants run at any given time based on variable costs, fuel availability and system conditions;

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•It manages the financial settlement process, collecting payments from distribution companies and allocating revenues to generators and transmitters; and
•It oversees the integration of new renewable capacity, granting transmission interconnection capacity in line with regulatory frameworks.
To mitigate price volatility and preserve tariff stability, the government sets seasonal energy prices (precio estacional) for regulated users. When actual generation costs exceed these administered prices, the difference is covered through Treasury transfers to CAMMESA. The Stabilization Fund formally remains part of the regulator scheme; however, in recent years it has not functioned as a fully funded buffer mechanism.
Electricity Demand
In 2025, total electricity demand reached 141 TWh, reflecting a modest increase of 0.7% compared to the previous year. Residential consumption, which is closely linked to temperature fluctuations, recorded an increase of 1.2% in 2025, compared to 2024.
Moreover, industrial demand also increased by 0.4% in 2025, compared to the previous year.
Below is a breakdown of electricity demand in Argentina for 2025:
•Residential (approximately 47%): includes households, public lighting and other public services; it represents the largest consumer group and is strongly affected by tariff structures and subsidy programs;
•Commercial (approximately 27%): comprises commercial establishments, offices, small industries and service providers, with demand patterns linked to business activity and local economic cycles; and
•Large Demand (approximately 26%): corresponds to energy-intensive users (industrial and large commercial users), such as industrial plants in sectors like steel, petrochemicals and mining, supplied either through distribution networks or directly connected to the high-voltage grid.
Demand also remains geographically concentrated, with the Greater Buenos Aires, Buenos Aires, and Littoral regions together accounting for approximately 60.9% of national demand in 2025.
The chart below shows the evolution of power demand for the years indicated:
Source: CAMMESA

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The following chart shows the breakdown of electricity demand by type of customer and by user, for the years indicated:
Source: CAMMESA
Electricity demand in Argentina follows a clear seasonal pattern, with consumption peaking during the winter months due to heating requirements and in the summer as a result of air conditioning loads. This variability underscores the importance of maintaining flexible thermal generation and a diversified supply mix to ensure system reliability. Seasonal effects are particularly evident among residential and small commercial users, whose demand is highly sensitive to temperature fluctuations and daylight variation, leading to greater use of lighting, heating, and cooling equipment. In contrast, industrial demand is less affected by seasonality, as production cycles differ across industries and are more strongly influenced by macroeconomic conditions.
In terms of system performance, Argentina registered peak power demand of 30.3 GW in 2025, consistent with the upward trend in maximum loads observed over the past decade. This highlights the system’s ability to accommodate rising consumption during critical periods while reinforcing the need for continued investment in generation and transmission infrastructure to sustain reliability under peak conditions.
The chart below shows the evolution of peak power demand for the years indicated:
Source: CAMMESA
Between 2011 and 2025, Argentina’s electricity system has recorded peak demand growth well above the pace of the broader Argentine economy. While real GDP remained mostly unchanged over this period, peak demand grew

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2.5% annually, more than double the rate of economic growth. This divergence highlights the structural importance of electricity for the country’s development: even during times of stagnant or weak GDP performance, such as the 2012–2020 period, peak demand continued to climb. The trend underscores how energy consumption, particularly during seasonal peaks, has proven more resilient and less cyclical than macroeconomic activity, reflecting electricity’s essential role in households and industry.
The chart below shows the evolution of peak demand growth compared to GDP and energy demand growth for the years indicated:
Source: CAMMESA and World Bank
At the same time, the system has faced persistent stress due to limited reserve margins. Although new capacity additions under programs like RenovAr and MATER helped to temporarily ease the situation after 2017, reserve margins again tightened in 2024 and 2025, decreasing to just 5.6% in 2025. This indicates that Argentina’s electricity system urgently requires new investments in generation capacity to maintain security of supply and meet growing peak demand.
The chart below shows the gap between installed capacity and peak demand for the years indicated:
___________________
Source: CAMMESA
(1)Estimated as (average available installed capacity – peak demand) / average available installed capacity
The evolution of both demand growth and reserve margins reinforces a structural imbalance in the energy sector: while consumption has grown steadily and even accelerated at times, supply expansion has lagged, creating cyclical pressures on reserve margins. This situation underscores both the challenges and the opportunities in the Argentine electricity market. On the one hand, the system remains vulnerable to supply shortages and reliability issues; on the other, it offers a compelling case for investment in new capacity, particularly in flexible thermal generation and renewables, to align supply growth with the country’s strong underlying demand fundamentals.

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Electricity Demand by Region
In 2025, total electricity demand in Argentina reached 141 TWh, with consumption remaining highly concentrated in a few regions. Greater Buenos Aires accounted for the largest share, representing 37.1% (52,388 GWh) of national demand, reflecting the region’s dense population and high concentration of economic activity. The Province of Buenos Aires and the Littoral region followed as the next largest demand centers, representing, respectively, 11.9% (16,829 GWh) and 11.9% (16,775 GWh), together with Greater Buenos Aires totaling over 60% (85,992 GWh) of the country’s electricity consumption.
Other regions contributed more moderate shares: Central (8.9%, or 12,635 GWh), Northwest (8.5%, or 12,067 GWh), and Northeast (7.5%, or 10,588 GWh) each represented relevant demand hubs, while Cuyo (5.9%, or 8,322 GWh), Patagonia (4.5%, or 6,353 GWh), and Comahue (3.7%, or 5,292 GWh) played comparatively smaller roles in total consumption. Despite their lower shares, these regions remain strategically important, as they often host key generation resources, particularly from renewables and hydro sources.
The chart below shows demand per region:

Demand per Region (GWh)

	Region	Demand 2025 (GWh)	% of Share
1	Greater Buenos Aires	52,388	37.1%
2	Buenos Aires	16,829	11.9%
3	Littoral	16,775	11.9%
4	Central	12,635	8.9%
5	Northwest	12,067	8.5%
6	Northeast	10,588	7.5%
7	Cuyo	8,322	5.9%
8	Patagonia	6,353	4.5%
9	Comahue	5,292	3.7%
	Total	**141,249**	

5
6
3
7
4
1
2
9
8
% of Share
30%
20%
10%
0%

Source: CAMMESA
Macroeconomic Impact on Electricity Demand
Although electricity demand in Argentina generally follows the trajectory of overall economic activity, it is not directly correlated. During periods of recession, electricity consumption has historically shown greater resilience than GDP, as observed from 2009 to 2020, and from 2023 to 2024. This reflects both the non-discretionary nature of electricity consumption in households—where usage is tied to basic needs such as lighting, heating, and refrigeration—and its essential role in sustaining industrial and commercial operations, even under adverse economic conditions.
In a scenario of macroeconomic normalization and sustained economic growth, electricity demand could exhibit stronger elasticity, particularly if supported by the expansion of new energy-intensive demand verticals such as

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mining, data centers, and oil & gas production. These sectors, characterized by structural and long-term power requirements, have the potential to change and increase the correlation between GDP growth and electricity consumption.
Overall, the relationship between GDP and electricity consumption reveals both the resilience of electricity demand in downturns and its moderated growth during expansionary phases in a volatile macroeconomic environment. However, under a more stable growth framework, Argentina could experience a re-acceleration of electricity demand, more closely aligned with emerging market trends where energy consumption expands in tandem with economic output. The chart below shows the variation in electricity and power demand relative to GDP for the years indicated:
Sources: CAMMESA and World Bank
Renewable Energy Sector in Argentina
General Overview
Argentina offers exceptional conditions for renewable energy, combining world-class wind and solar resources with strong capacity factors and proven project performance. The renewable energy sector has expanded rapidly through the RenovAr auctions and the MATER framework, which together provide the main routes for renewable projects. This section outlines Argentina’s renewable potential, growth trajectory, and the contractual mechanisms that support future expansion.
Wind and Solar
Argentina benefits from exceptional natural conditions for the development of renewable energy. The southern half of the country offers some of the highest average wind speeds in the world, frequently exceeding 14 km/h, while the northwestern provinces enjoy outstanding levels of solar irradiation, with direct normal solar irradiance surpassing 7.5 kWh/m². These unique geographic and climatic advantages make Argentina one of the most attractive markets globally for wind and solar generation.

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The chart below shows the wind and solar resource distribution across Argentina:

Wind Speed Heatmap

Solar Irradiance Heatmap

Legend
2500
2200
1900
1600
1300
1000
700

Sources: Global Wind Atlas and Global Solar Atlas
These resource conditions translate directly into world-class performance indicators. Argentina consistently ranks among the top countries in both wind and solar capacity factors, highlighting the competitiveness of its renewable projects relative to global peers. Strong wind corridors in Patagonia deliver some of the best capacity factors worldwide, while solar parks in the northwest benefit from year-round high irradiation, enabling higher efficiency and predictable output.
The charts below show a comparison of Argentina’s wind and solar capacity factors to other major regions around the world:
Sources: Energy Institute

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Routes for Renewable Energy
Argentina’s renewable energy sector encompasses wind, solar, biomass/biogas and small hydro projects that feed electricity into the national interconnected grid (SADI) and settle transactions in the WEM. All generators, renewable or otherwise, are coordinated by CAMMESA, which is responsible for dispatch, balancing, and financial settlement.
The chart below shows information regarding the structure and history of the energy sector in Argentina, with the main focus being on renewable energy:
___________________
Sources: CAMMESA
(1)Renewable energy projects under Base Energy framework can be assigned transmission interconnection capacity.
(2)Solar PV with or without storage, wind only storage, biomass, biogas, landfill gas, small hydro.
(3)Equal to or greater than 10MW units with at least 4 hours discharge duration.
(4)CAMMESA guarantees payments as back-up.
(5)Storage units are dispatched per system operator needs for reliability, not most-run generation.
•Base Energy: default market for power not covered by PPAs. It was launched in 1992 and opened to all technologies. It is no longer active. The counterparty was CAMMESA, there are no fixed contract terms, pricing is based on spot calculations (hourly) and transmission interconnection capacity is partial;
•Spot Market: short-term wholesale market for real-time transactions. It re-launched in November 2025 and is active and open to all technologies. The counterparty is CAMMESA there are no contract tenors; pricing is based on the marginal-cost spot (updating pricing methodology) and there is no transmission interconnection capacity;
•GENREN: involved the international tender for 1 GW of new renewables. It launched in 2010 and is no longer active. It allowed technologies limited to renewables; counterparty ENARSA with 15-year contract tenors, government-fixed PPA tariffs (set on a case-by-case basis), with transmission interconnection capacity granted;
•Resolution 202: one-time mechanism allowing pre-2016 renewable projects to sign new PPAs. It launched in 2016 and is no longer active. Technologies were restricted to renewable sources. The counterparty was CAMMESA, with 20-year contracts, pricing based on RenovAr price less U.S.$25/MWh, and with transmission interconnection capacity granted;

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•Resolution 21: emergency tender for 1 GW of new thermal generation capacity. It launched in 2016 and is no longer active. It was applicable only to thermal plants, the counterparty was CAMMESA, with 10-year contract tenors, auction-set prices through capacity payments and no transmission interconnection capacity;
•RenovAr Program (CAMMESA PPAs): in 2016, Argentina launched the RenovAr auction rounds, granting long-term, U.S. dollar-denominated PPAs with CAMMESA. These contracts were backed by the FODER trust fund, providing partial credit guarantees and making the program bankable for international investors. RenovAr triggered the first large wave of utility-scale renewable projects in the country, particularly in wind and solar.
◦RenovAr 1.0: public auction for 1 GW of new renewables. It launched in 2016 and is no longer active. It covered renewable technologies, with CAMMESA as the counterparty, 20-year contracts and auction-set prices (fixed U.S.$/MWh), with transmission interconnection capacity granted;
◦RenovAr 1.5: auction for projects not awarded under Round 1.0. It launched in 2016 and is no longer active. It covered renewable technologies, with CAMMESA as the counterparty, 20-year contracts, auction-set prices (often below Round 1.0), and transmission interconnection capacity granted;
◦RenovAr 2.0: public auction for 1.2 GW of renewables. It launched in 2017 and is no longer active. It covered renewable technologies, with CAMMESA as the counterparty, 20-year contracts, auction-set prices (fixed U.S.$/MWh), and transmission interconnection capacity granted;
◦RenovAr Round 3 (“MiniRen”): launched in 2018 to contract smaller-scale, grid-connected renewable projects (wind, solar PV, small hydro, biomass/biogas) through standardized supply agreements with CAMMESA. The program sought to promote regional dispersion and medium-voltage integration, requiring environmental clearance, WEM registration, and bid/performance guarantees. Awarded projects were subject to COD milestones and penalties, while subsequent measures extended timelines and, under Resolution 1260/2021, allowed awardees to either rescind contracts with compensation or obtain a one-time extension under modified terms;
•MATER Market (corporate PPAs): concurrently, the Argentine government adopted the MATER framework, which allows large industrial and commercial users to procure renewable energy directly from generators via bilateral PPAs. These contracts are also typically dollar-denominated and provide transmission interconnection capacity, subject to grid availability. MATER has become increasingly relevant as corporate off-takers seek to decarbonize and hedge against long-term energy costs;
◦Standard MATER (2017): projects are required to secure transmission interconnection capacity from CAMMESA, which allocates transmission capacity quarterly based on availability. Oversubscription is resolved via lottery or price-based bidding;
◦Resolution 360 (2023): updated the MATER framework by introducing new ways to secure transmission interconnection capacity in congested nodes, requiring developers to fund grid reinforcements (e.g., substations or transmission upgrades) to access additional capacity;
◦New Large Demand Rule: if a renewable project is tied to a new large industrial demand (e.g., a plant expansion), CAMMESA grants transmission interconnection capacity reserved for that demand increase;
◦Partial Transmission Expansions: developers may finance grid upgrades that unlock extra capacity; this incremental capacity is allocated with priority to the project funding the investment; and
◦Reference Option (Resolution 360): allows projects to obtain 92% transmission interconnection capacity while awaiting completion of grid reinforcements, mitigating development risk during the construction phase; and
•AlmaGBA: In August 2025, the Secretariat awarded a total of 667 MW of storage capacity—exceeding the initial 500 MW target established under the program “AlmaGBA” (Almacenamiento Mayorista de

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Energía)– through Resolution 361/2025. The purpose of this program is to contract utility-scale energy storage capacity to enhance reliability of supply, particularly in critical nodes Greater Buenos Aires. Contracts are executed directly with the distribution companies Edenor and Edesur, with CAMMESA acting as a payment guarantor.
•MATE & MATP (Resolution 400/2025): Launched in 2025, this framework enables large industrial and commercial users to procure energy and/or capacity directly from new generation projects through bilateral PPAs. Eligible generators must have achieved commercial operation from January 2025 onwards. These contracts are typically dollar-denominated, providing price stability and long-term visibility for both parties.
Role in the Energy Mix
Historically, Argentina’s electricity mix was heavily dependent on thermal generation, particularly natural gas, complemented by large hydro and nuclear sources. Renewables played only a marginal role until the mid-2010s.
•By 2015, non-conventional renewables accounted for less than 2% of total electricity supply;
•Following RenovAr and MATER, renewables expanded rapidly and currently represent around 17% of installed capacity and over 19% of generation;
•Wind has been the primary growth driver, with large projects in Patagonia;
•Solar capacity has grown in the northwestern provinces (Salta, Jujuy, Catamarca), where irradiation levels are among the highest globally; and
•Biomass and small hydro sources remain niche contributors but are relevant at regional levels, particularly in provinces with agricultural and forestry industries.
This growth is aligned with the target set by Argentina to add 10 GW of renewable capacity as part of its long-term energy transition policy. This target was linked to the broader national goal of increasing the share of renewables in the electricity matrix (established under Law No. 27,191), which mandated that renewables should reach 20% of total electricity demand by 2025. Since 2017, the renewable energy sector has proven highly competitive relative to conventional generation technologies, delivering cost-competitive energy solutions to commercial and industrial users.
Market Opportunity for Renewable Energy Development in Argentina
Argentina presents a significant opportunity for the continued expansion of renewable energy. In 2025, non-conventional renewable sources represented approximately 17% of the country’s electricity mix, primarily driven by wind and solar sources. This share is still below that of many other Latin American and European markets, such as Chile, Ireland, Spain and Denmark, which have penetration levels ranging from 40% to more than 80%. This gap highlights the room for growth as Argentina seeks to align with global energy transition trends.

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The chart below shows non-conventional renewables penetration:

Non-Conventional Renewables Penetration in 2024[1]

%
14%
17% (2)
31%
32%
43%
43%
44%
49%
51%
53%
85%
Wind
Solar PV
Others

___________________
Sources: Energy Institute (2024 Statistical Review of World Energy), CAMMESA, Secretariat of Energy.
(1)Non-conventional renewable generation (TWh) over total energy generation (TWh).
(2)Considers all types of renewable installed capacity energy: wind energy, solar energy, biomass energy, small hydro, biogas energy as of December 2025.
The renewable resource base is substantial in Argentina, which holds an estimated potential of 50.8 GW of wind and solar installed capacity, while current operating projects account for approximately 7.7 GW, or roughly 15.8% of this potential. This underscores both the progress made and the significant untapped opportunity for further investment. In the future, Argentina’s renewable energy penetration is expected to continue to grow, with projections indicating 45% by 2050, according to the Argentine government’s long-term energy transition plan.
Structural Cost Competitiveness of Renewables
The structural cost advantage of renewable energy sources positions wind and solar as the primary sources of new capacity in Argentina. The levelized cost of energy (“LCOE”) for renewables has fallen dramatically over the past decade, far outpacing cost reductions in conventional thermal generation. In 2010, utility-scale solar projects under GENREN auctions carried an LCOE as high as U.S.$590/MWh, while wind averaged U.S.$127/MWh. By contrast, current renewable projects under RenovAr, MATER, and RenMDI have reached cost levels of around U.S.$60/MWh, making them more competitive than new combined-cycle gas plants.

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The chart below shows the evolution of the levelized cost of energy for the years indicated:
___________________
Sources: Lazard, CAMMESA, Secretariat of Energy.
(1)Global LCOE estimates taken from Lazard “LCOE+” study as of June 2025. Argentina’s LCOE estimates provided by Secretariat of Energy study as of November 2019; values represent a range using 10-16% cost of capital.
(2)Lazard LCOE as of June 2025. Reflects the average of the high and low LCOE for each respective technology in each respective year. Key assumptions used by Lazard include: (i) cost of equity of 12%, and (ii) natural gas price of U.S.$3.45/MMBtu for combined-cycle turbines (CCGT).
(3)CAMMESA as of May 2025.
(4)Estimated prices on public information from asset under operations such as Rawson I & II, and Cañada Honda I & II.
Argentina is among the most attractive markets for renewable energy globally. As energy demand may continue to grow and reserve margins tighten, renewables’ cost efficiency reinforces their role as the most viable solution to meet Argentina’s future generation needs.
Growth Trajectory
The Role of RenovAr and MATER
Argentina’s renewable expansion has been largely shaped by two complementary frameworks: the RenovAr Program and the MATER market.
Launched in 2016, RenovAr was the cornerstone of Argentina’s renewable push, designed to accelerate investment through public auctions backed by federal guarantees through FODER. Across multiple rounds, RenovAr has granted many GW of renewable capacity, with projects signing 20-year PPAs with CAMMESA at auction-set, U.S. dollar-denominated prices and benefiting from transmission interconnection capacity.
The RenovAr rounds (1.0, 1.5, 2.0 and 3.0) were a series of competitive auctions launched between 2016 and 2018 to accelerate renewable energy deployment in Argentina. Through these rounds, CAMMESA signed long-term, U.S. dollar-denominated PPAs with awarded projects, providing transmission interconnection capacity and backed by federal guarantees under the FODER trust fund. Each round had distinct objectives: the initial auctions focused on large-scale wind and solar, subsequent rounds expanded capacity and allowed previously unsuccessful bidders to participate, and the final MiniRen round targeted small-scale distributed projects of up to 10 MW. Collectively, the RenovAr rounds contracted more than 4 GW of renewable capacity and established the foundation for Argentina’s renewable energy sector.
•RenovAr 1.0 added 1.1 GW;

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•RenovAr 1.5 added 1.3 GW;
•RenovAr 2.0 contributed 2.0 GW; and
•RenovAr 3.0 focused on smaller-scale projects, adding 0.3 GW.
The chart below shows the most relevant rounds of the RenovAr program:
___________________
Source: CAMMESA and Secretariat of Energy
Does not include RenovAr 3.0 program, which mainly targeted small renewable projects
Although the initial target was 10 GW of new capacity, around 5.3 GW remains to be developed to reach that milestone.
Since 2017, renewable growth has increasingly shifted to the MATER (Mercado a Término de Energías Renovables) program, which enables private bilateral PPAs between generators and large users. This mechanism has allowed the sector to continue expanding beyond RenovAr, with nearly 11 GW auctioned transmission interconnection capacity since 2017:
•2.9 GW awarded under MATER between 2018 and 2022;
•2.8 GW awarded under MATER in 2023;
•4.4 GW awarded under MATER in 2024; and
•0.6 GW awarded under MATER in 2025 (until June 2025).
In addition to RenovAr and MATER, Argentina also launched RenMDI in 2023, a national and international renewable tender created under Resolution SE 36/2023 to attract small- and medium-scale projects that are not already committed under RenovAr or MATER. RenMDI is divided into two lines: Line 1 (500 MW) focused mainly on solar PV, wind with storage, and biomass, and Line 2 (120 MW) aimed at biogas, small hydro, and other non-conventional renewables. Projects are distributed across multiple provinces, reinforcing both diversification of the energy matrix and regional development, while helping reduce grid congestion and reliance on forced thermal generation. The image below illustrates the outcome of the RenMDI renewable auction, showing both the geographical distribution of capacity awarded across Argentina and the breakdown of technologies by category.

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The chart below shows generation capacity awarded by Province and by each lot:
Source: CAMMESA
Together, these programs have been decisive in positioning renewables as a central pillar of Argentina’s energy matrix. By providing a long-term contracting framework, clear rules, and competitive tender mechanisms, they unlocked significant private investment and enabled the rapid scale-up of renewable generation. The impact is evident in the sharp rise in renewable output over the last decade, culminating in record production levels in 2025.
The following chart shows the evolution of renewables generation and the share of energy demand from renewables for the years indicated:
Source: CAMMESA
Resources to Support Increase in the Installed Capacity
Argentina possesses the natural resources and infrastructure potential required to sustain a long-term expansion of renewable energy. The country has abundant mineral reserves, including large-scale copper and lithium reserves, which are strategically important for supporting the global energy transition and for supplying the equipment and storage solutions required to scale renewable capacity. These developments are expected to drive long-dated PPAs with strong credit profiles, reinforcing the stability of the sector.

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The chart below shows lithium and copper mineral projects in Argentina:

BOLIVIA
JUJUY
SALTA
FORMOSA
CATAMARCA
SANTIAGO DEL ESTERO
CHACO
LA RIOJA
SAN JUAN
SANTA FE
CORDOBA
SAN LUIS
MENDOZA
LA PAMPA
BUENOS AIRES
NEUQUEN
RIO NEGRO
CHILE
CHUBUT
SANTA CRUZ
BOLIVIA
JUJUY
SALTA
SANTIAGO DEL ESTERO
CATAMARCA
LA RIOJA
SAN JUAN
CORDOBA
SAN LUIS
MENDOZA
CHILE
Solar parks
Transmissionlines (500 kV)
Annual average of DNI (kWh/m2)
0.46 – 3.6
3.6 – 4.9
5 – 6.1
6.2 – 7.7
7.7 – 9.8
Lithium projects
Copper projects
Required new transmissionlines

Source: Minerco – Mineria, Energia y Desarrollo
In parallel, major oil and gas operators, including multinational companies operating in Argentina, are already contracting renewable energy as part of their electrification and decarbonization mandates. At the same time, the country’s growing potential for data center development—driven by digitalization trends, competitive renewable resources, and available land in key regions—represents an additional source of structural demand for clean power. Together, these dynamics broaden the demand base for clean generation, ensuring that the renewable segment remains the central driver of new capacity additions in the Argentine power matrix.
At the system level, the expansion of installed capacity is expected to be led primarily by renewable projects, which present a lower cost of generation compared to conventional alternatives. The development of national and regional transmission networks, including initiatives under design for the Greater Buenos Aires, is also essential. A priority investment pipeline of approximately U.S.$6.6 billion is under evaluation by the Argentine government, which would unlock significant renewable capacity and enhance grid resilience across the country.
Large-Scale Mining
Large-scale mining is expected to represent one of the most dynamic sources of electricity demand growth in Argentina over the coming years. Mining operations, particularly in the lithium, copper and gold segments, are highly energy-intensive and require a continuous and reliable supply of electricity to support extraction, processing and associated industrial activities. Because many of these projects are located in remote areas of the Northwest and Cuyo regions, mining companies often face challenges related to transmission availability and grid integration.

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To address these needs, large mining players are increasingly turning to long-term contracting under the MATER framework or directly sponsoring renewable energy projects to secure their own supply. This allows them to mitigate risks associated with price volatility, ensure energy availability in regions with limited infrastructure, and align with global sustainability commitments by sourcing power from renewable technologies. As a result, the mining sector is not only emerging as a significant off-taker in Argentina’s wholesale electricity market but also as a strategic partner in driving the next wave of renewable investment and infrastructure development.
The chart below shows large-scale mining projects in Argentina:
Source: Ministry of Economy (Secretariat of Mining)
Vaca Muerta
Vaca Muerta, Argentina’s world-class unconventional shale formation, is another key driver of long-term energy growth. The development of this basin has positioned Argentina as a regional leader in unconventional oil and gas production, with significant potential to reduce reliance on imports and strengthen energy security. The expansion of upstream activity in Vaca Muerta generates a substantial increase in electricity demand, both directly from drilling and production operations and indirectly through the construction of pipelines, processing plants and related infrastructure.
Beyond its impact on demand, Vaca Muerta also plays a strategic role in supporting the broader power sector. Abundant natural gas from the basin is expected to remain a cornerstone of Argentina’s generation mix, providing a flexible and cost-effective complement to intermittent renewable sources. As such, Vaca Muerta contributes not only to the diversification of Argentina’s energy supply but also to the stability and reliability of the electricity system during the energy transition.

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Data Centers
Argentina presents significant potential for data center development, driven by increasing digitalization, growing demand for cloud services, artificial intelligence applications, and regional data localization requirements. The country offers competitive renewable energy resources, particularly wind in Patagonia and solar in the Cuyo region, enabling the supply of clean and cost-efficient electricity under long-term agreements. As data centers are highly energy-intensive and require reliable power supply, their expansion could become an additional structural driver of renewable generation projects, supporting new capacity additions while reinforcing the business case for hybrid solutions combining renewables, storage and grid integration.
According to data from the specialized website Data Center Map, Argentina ranks as the third country in South America with the highest number of data centers (43), behind only Brazil and Chile, which have 199 and 66, respectively. Of the 43 facilities, thirty are located in Buenos Aires (City of Buenos Aires and the Greater Buenos Aires Metropolitan Area).
Battery Energy Storage Systems (BESS)
Argentina’s growing penetration of intermittent renewable sources, particularly wind in Patagonia and solar in the Northwest, is creating new requirements for grid stability and flexibility. BESS are increasingly viewed as a critical enabler of this transition.
•Grid Balancing & Reliability: BESS provides rapid response capacity, helping CAMMESA manage frequency regulation, peak shaving and short-term imbalances caused by fluctuating wind and solar output. This reduces reliance on costly thermal back-up generation;
•Integration of Renewables: By storing excess electricity during periods of high renewable output and discharging during demand peaks or low renewable generation, BESS helps maximize utilization of installed renewable capacity;
•Emerging Regulatory Framework: While Argentina does not yet have a dedicated large-scale storage remuneration structure, discussions are ongoing regarding how BESS can participate in the WEM, both as a provider of capacity and ancillary services. Future regulations are expected to define how storage assets would be compensated, which could accelerate investment; and
•Global Momentum: Argentina will benefit from global cost reductions in lithium-ion batteries, partly supported by its domestic role as a leading lithium producer. This creates potential synergies between the upstream lithium sector and deployment of grid-scale storage projects, positioning the country favorably in regional energy transition strategies.
Green Hydrogen
The development of a green hydrogen industry is viewed as a long-term strategic priority for Argentina, supported by abundant renewable resources and the global trend toward decarbonization.
•Resource Advantage: Argentina’s Patagonia region has some of the world’s highest wind capacity factors, while the northwest offers exceptional solar irradiation. These conditions enable competitive renewable electricity generation, which is the key input for green hydrogen production via electrolysis;
•Policy Framework: The government has signaled its commitment through proposed initiatives such as the National Hydrogen Promotion Law and by aligning renewable expansion targets with potential hydrogen development. Provincial governments, particularly in Río Negro, have also promoted hydrogen pilot projects and international partnerships;
•Export Potential: Argentina is positioning itself as a potential supplier of green hydrogen and green ammonia to international markets, especially Europe and Asia, where demand is expected to grow as part of the global energy transition. Proximity to Atlantic ports and abundant renewable resources could provide competitive advantages in logistics and production costs; and

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•Industrial & Economic Impact: The development of hydrogen projects has the potential to stimulate local value chains, attract foreign direct investment, and create opportunities in engineering, manufacturing, and infrastructure development. Additionally, it could provide a pathway for decarbonizing hard-to-abate sectors such as steel, cement and heavy transport.
Curtailment Risks and Integration into the Grid
Curtailment risk has become a central concern in the renewable energy sector across Latin America, particularly in markets such as Brazil and Chile. In both countries, renewable expansion, often concentrated in regions with abundant wind or solar resources, outpaced transmission development. This has resulted in localized grid congestion, oversubscription of transmission capacity, and higher levels of curtailment, creating challenges for project economics and investor confidence.
In these markets, the structure of decentralized operations allowed multiple projects to interconnect to the same transmission nodes, often without full consideration of long-term system balance. This led to situations where generation potential exceeded the available evacuation capacity, forcing system operators to prioritize dispatch on a short-term basis and leaving renewable projects exposed to unpredictable production losses.
The chart below shows the evolution of curtailment in Brazil, Chile and Argentina for the years indicated:
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Considers only wind and solar curtailment.
Source: CAMMESA, Brazilian National Electric System Operator (ONS) and Chilean National Electric Coordinator (CEN).
Argentina, however, presents a more favorable environment. While integration challenges exist, the likelihood of curtailment reaching the levels observed in Brazil and Chile is considerably lower. This is due to a combination of regulatory and operational measures designed to safeguard renewable generation. Initiatives such as transmission interconnection capacity rules for all renewables under GENREN, Resolution 202, RenovAr and MATER (including Resolution 360) which explicitly establish transmission interconnection capacity rights for contracted renewable projects, provide critical protection. Furthermore, the more centralized structure of CAMMESA in coordinating dispatch, combined with ongoing investments in high-voltage transmission infrastructure, reduces the risk of systemic congestion.
•Transmission Interconnection Capacity: GENREN, Resolution 202, RenovAr and MATER projects are granted transmission interconnection capacity within CAMMESA’s dispatch order, reducing merchant risk but subject to transmission availability; and
•Resolution 360: Issued by the Secretariat of Energy in 2023, this regulation established a framework to manage transmission capacity for renewable projects, introducing a competitive process to allocate access when the grid is congested. Under Resolution 360, developers are required to secure transmission rights through auctions or priority requests, ensuring that new renewable capacity is integrated in an orderly manner without compromising system reliability. This mechanism complements transmission interconnection capacity under GENREN, Res 202, RenovAr and MATER by providing clear rules for transmission allocation, thereby reducing uncertainty for investors while preserving the stability of the grid.

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The chart below shows the process established under Resolution 360 for renewable projects seeking transmission interconnection capacity in the MATER framework. It shows how developers must address potential transmission congestion, either by participating in regular MATER auctions or by committing additional investment in substations and transmission infrastructure to secure incremental capacity and obtain transmission interconnection capacity.
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Source: CAMMESA
(1)If full-priority demand exceeds capacity, CAMMESA applies a tie-break (lottery or formula). This is known in the regulation as “Factor de Mayoracion.” For example, in one round only 45 MW was available in a corridor while dozens of projects applied, leading to tie-break selection for that 45 MW, regardless of price. Projects adding their own transmission get priority for that added capacity; any extra still competes in the tie-break.
Nevertheless, Argentina still faces structural challenges in renewable integration. The country’s most attractive resources, wind in Patagonia and solar in the Northwest, are located far from the main demand hubs of Buenos Aires, Santa Fe, and Córdoba, placing pressure on the 500 kV transmission backbone and occasionally resulting in localized bottlenecks. However, projects awarded under GENREN, Resolution 202, RenovAr and MATER benefit from transmission interconnection capacity, which guarantees that contracted generation is absorbed by the system even during periods of congestion. This framework not only mitigates curtailment exposure but also enhances revenue visibility and reduces downside risk for renewable investments.
Commercial and Regulatory Mechanics
•PPAs & Pricing: RenovAr PPAs are typically long-term (20 years), denominated in U.S. Dollars, with fixed prices subject to limited indexation. MATER contracts vary but are also U.S. Dollar-denominated, negotiated directly between generators and large consumers;

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•Guarantees & Bankability: FODER, created under RenovAr, provided partial guarantees that enhanced financing bankability, particularly in the early rounds; and
•Future Growth: While new RenovAr rounds have slowed, corporate demand via MATER and potential regional exports (e.g., green hydrogen pilots) are expected to sustain growth.
Strategic Importance
The renewable energy segment is central to Argentina’s long-term objectives:
•Decarbonization: Renewables reduce dependence on hydrocarbons, which still dominate the primary energy supply;
•Energy Security: By harnessing domestic renewable resources, Argentina reduces vulnerability to fluctuations in hydro availability and imported fuels;
•Industrial Competitiveness: Corporate PPAs enable large users to lock in dollar-denominated renewable supply, supporting competitiveness in export-oriented industries; and
•Investment Attraction: The segment has drawn international developers, financial institutions and multilateral lenders, establishing renewables as one of the most dynamic areas of Argentina’s energy sector.
Wholesale Electricity Market (WEM)
Historical Background and Market Design
Argentina’s WEM was created in 1992 under Law No. 24,065, as part of the broader energy sector liberalization and privatization reforms of the early 1990s. The reform sought to unbundle the electricity sector into three segments, generation, transmission, and distribution, introducing competition in generation and supply, while maintaining regulation over natural monopolies such as transmission and distribution. Transmission and distribution are considered public utilities under Law No. 24,065.
The WEM operates under two complementary pricing systems:
•Spot Market: in the spot market, electricity prices are determined on an hourly basis, reflecting the marginal cost of generation and the principles of economic dispatch. CAMMESA calculates a system marginal price (SMP) for each hour, which serves as the benchmark for wholesale transactions;
•Term Market: in the term market, generators, distributors and large users enter into long-term agreements on quantities, prices and conditions, including agreements for electric power export and import. The energy in excess that is not sold in the term market is sold in the spot market. However, under Resolution No. 400/2025, the Secretariat of Energy introduced measures aimed at gradually normalizing and liberalizing the term market framework.The new regulation allows large users to enter into bilateral contracts with new generation projects under defined conditions, reintroducing greater contractual flexibility and reducing reliance on centralized procurement through CAMMESA. This reform is part of the broader market normalization process designed to strengthen price signals and promote private investment.To reduce volatility for end-users, the government implements a Seasonal Price mechanism. Seasonal prices are expected to be determined on a quarterly basis by CAMMESA based on expected supply, demand, and cost conditions, and are applied to distributors and small users. Differences between actual spot prices and the fixed seasonal prices are absorbed by the Stabilization Fund, a mechanism that has been in chronic deficit since 2003 and has required support from the National Treasury. With the ongoing regulatory reforms, it is expected that the sector will turn self-sustaining market and will limit or eliminate the need for continued fiscal support.

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Large Users and the Free Market
One of the most distinctive features of Argentina’s electricity sector is the role of large users, which are industrial or commercial consumers with significant demand. They are allowed to contract energy directly from generators in the term market, bypassing distribution companies.
Large users are categorized into three groups:
•GUMAs (Grandes Usuarios Mayores): major large users, typically heavy industry, with demand above a regulatory threshold. They are required to source at least 50% of their demand through term contracts with generators and may procure the remainder in the spot market;
•GUMEs (Grandes Usuarios Menores): minor large users, usually medium-sized industrial customers, who must cover 100% of their demand through term contracts; and
•GUPAs (Grandes Usuarios Particulares): specific or particular large users, often unique cases regulated individually, who also must contract their entire demand.
Large users are represented through the Argentine Association of Large Electricity Users (AGUEERA), which has a seat on CAMMESA’s board of directors. This provides large users with institutional voice and influence over industry governance.
The introduction of the MATER market in 2017 further expanded opportunities for large users, allowing them to contract renewable energy directly from generators. This mechanism has been primarily driven by price incentives, as renewable energy became more competitive than purchasing energy from CAMMESA. As a result, large industrial users have been able to secure long-term, dollar-denominated supply at attractive rates, while in many cases also advancing their sustainability objectives.
Market Dynamics and Policy Implications
The coexistence of a regulated market (where distributors buy at seasonal prices set by CAMMESA and pass them to small consumers, often heavily subsidized) and a free market (where large users and certain distributors negotiate directly with generators) creates a dual structure.
•The regulated market remains the largest by volume, covering households, small businesses, and public institutions. However, tariffs in this segment have historically lagged behind costs, generating fiscal pressure through subsidies; and
•The free market, while smaller in terms of users, represents a significant share of total demand due to the size and energy intensity of industrial consumers. This segment is growing in importance as companies seek competitive energy and price certainty through long-term PPAs.
This dual system highlights the central challenge of Argentina’s electricity sector: balancing affordability and fiscal sustainability while promoting investment and ensuring reliable supply.
In 2023, according to International Energy Agency (IEA), approximately 47% of Argentina’s electricity supply was generated from natural gas, a share that is higher than in most countries with abundant domestic gas reserves. This reflects Argentina’s structural reliance on natural gas as the primary fuel for power generation.
Recent Policy Measures on the Energy Sector
Argentina’s energy sector is experiencing a transformation driven by recent policy reforms designed to normalize market dynamics, restore price signals, and strengthen the long-term financial sustainability of the electricity system. As part of the current administration’s macroeconomic adjustment plan, energy subsidies are being reduced, tariffs across the value chain are undergoing long-delayed revisions, and new regulatory frameworks are being implemented to encourage investment and operational efficiency. Together, these measures are closing the

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historical gap between electricity prices and the real cost of energy, while improving the overall transparency and competitiveness of the sector.
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Source: Argentina’s Planning, Public Financial Administration Association (Asociación de Presupuesto y Administración Financiera Pública) and CAMMESA
Reforms have been implemented across transmission, distribution, and generation activities. In transmission, the government completed a five-year tariff review that authorizes long-overdue increases in remuneration for operators, supporting the recovery of service quality and investment levels. Additionally, the administration has initiated the privatization of its approximately 26% stake in Transener, the operator of the national high-voltage grid, marking an important step toward expanding private-sector participation in infrastructure. In the distribution segment, Buenos Aires–area utilities Edenor and Edesur concluded their own five-year tariff review process, enabling the gradual realignment of end-user tariffs with the corresponding cost structure.
In the generation segment, recent regulatory changes allow thermal generators to procure their own fuel, replacing the previous centralized procurement model. The government has stated that current generation and fuel supply contracts will remain in place until their scheduled expiration. The regulatory framework has also been updated to include commercialization agents and storage operators as recognized participants in the electricity market.
A central element of the current adjustments concerns the relationship between end-user tariffs and the underlying cost of electricity generation. For an extended period, tariffs remained below average generation costs due to rate freezes and reliance on imported fuels. Under the revised framework, pass-through tariffs have moved closer to these underlying costs. Over the past five years, the average cost of energy has been approximately U.S.$77/MWh, compared to a regulated tariff for demand of around U.S.$39/MWh under the stabilized pricing system.
Energy subsidies have also been reduced, with historical levels ranged between approximately 1.5% and 3% of GDP in prior years. Subsidies were around 0.6% of GDP in 2025 and are provisionally estimated at approximately

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0.9% of GDP for 2025. These values reflect the administration’s revised approach to public expenditure on energy-related transfers.
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Source: Argentina’s Planning, Public Financial Administration Association (Asociación de Presupuesto y Administración Financiera Pública) and CAMMESA
These policy and regulatory adjustments, taken as a whole, modify the mechanisms for cost recovery, the structure of applicable tariffs, and the conditions under which market participants operate. As the revised framework continues to be applied, companies across the generation, transmission, and distribution segments are subject to changes in pricing methodologies, contractual terms, and compliance requirements.

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REGULATORY OVERVIEW
The following is a summary of certain matters relating to the electricity industry in Argentina, as well as provisions of Argentine laws and regulations applicable to the electricity industry. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to the electric power industry. Investors are advised to review the summary of such laws and regulations published by the current SGE (www.argentina.gob.ar/Energía), CAMMESA (www.cammesa.com.ar), and ENRE (www.argentina.gob.ar/enre) and to consult their respective business and legal advisors for a more detailed analysis. None of the information on or connected to such websites is incorporated by reference into this prospectus.
Historical Background
During the majority of the second half of the 20th century, the assets and operations of the Argentine electric power sector were controlled by the Argentine government. By 1990, virtually all the electric power supply in Argentina was controlled by the public sector (97% of total generation). The Argentine government had assumed responsibility for the regulation of the industry at the national level and controlled all the national electric power companies. In addition, several Argentine Provinces operated their own electric power companies. As part of the economic plan adopted by former President Carlos Menem, the Argentine government undertook an extensive privatization program of all major state-owned industries, including those in the electric power generation, transmission and distribution sectors Argentine Law No. 23,696 passed in 1989 (the “Federal State Reform Law”) declared a state of emergency for all public utilities and services and authorized the Argentine executive branch to reorganize and privatize public companies. The privatization had two ultimate objectives: first, to reduce tariffs and improve service quality through free competition in the market, and second, to avoid the concentration of control of each of the three subsectors of the market in a small group of participants and thereby reduce their ability to fix prices. Separate limitations and restrictions for each subsector were imposed in order to reach these goals. In accordance with the Federal State Reform Law, Decree No. 634/1991 established guidelines for the decentralization of the electric power industry, for the basic structure of the electric power market, and for the participation of private sector companies in the generation, transmission, distribution and trading subsectors.
General Overview of Legal Framework
Key Statutes and Complementary Regulations
The current regulatory framework governing Argentina’s electricity sector is the Electricity Law, encompassing Law No. 15,336, enacted on September 20, 1960 and amended by the Electricity Law, enacted on December 19, 1991 –partially promulgated by Decree No. 13/92, and regulated by Decrees No. 1398/92, 186/95– and their subsequent amendments. The Electricity Law implemented privatizations of government-owned companies in the electricity sector and separated the industry vertically into four categories: generation, transmission, distribution and demand (large users). Such law also provided for the organization of the WEM (described in greater detail below), based on the guidelines set forth in Decree No. 634/91. Decree No. 186/95 also created the notion of “participant,” among which it is worth mentioning the “trader,” which is defined as a company that is not a WEM agent but trades electricity in bulk.
The Electricity Law
The Electricity Law established the fundamental regulatory framework of the electricity sector, vertically dividing the sector into four separate subsectors: generation, transmission and distribution, and subjecting each to different and specific regulations. It also organized the WEM and recognized large users as agents of such market.
This law also (i) established the ENRE, which will be replaced, through the unification with ENARGAS, by the Argentine Regulatory Entity for Gas and Electricity in accordance with the provisions of the Bases Law, Article 161 and Decree 452/25; (ii) established other institutional authorities for the industry including the entity in charge of dispatch, “CAMMESA”; and (iii) established the foundation for the setting of the Spot Price, establishment of tariffs in regulated areas and the criteria for the valuation of assets to be privatized.

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The Electricity Law also had a profound, although indirect, impact at the provincial level, as virtually all of the Provinces followed the federal regulatory guidelines and established similar institutions. Various provincial governments that followed the federal privatization have created their own regulatory entities, which are independently financed at the provincial level. Before privatization, the same public utility companies had a fundamental role in the creation of industry policies and the establishment of new tariffs applicable in the Provinces.
Pursuant to the Electricity Law, both electricity transmission and distribution are public utilities and require prior concession from the Argentine executive branch or local executive branch, as the case may be. The distribution of energy is in general subject to provincial jurisdiction and control by local authorities, except for EDENOR and EDESUR. EDENOR and EDESUR were created under federal jurisdiction after their privatization and render services within the metropolitan area of Buenos Aires. Distribution is a public service regulated by either federal or provincial law, pursuant to concession agreements entered into with provincial or federal authorities, as the case may be.
Additionally, generation is considered a public interest activity operating in a competitive, but regulated, market. Without prejudice, the electric power generation through the use of public water courses for powers exceeding 500kV requires a concession from the Argentine government. The remaining forms of generation, both thermal and unconventional, do not require a concession by the Argentine government and must only comply with safety, regulatory, planning, environmental and health standards and permits to operate.
In July 2025, the Argentine executive branch issued Decree No. 450/2025, which introduced modifications to the Electricity Law. The reforms are aimed at restoring the objective of reducing the Argentine government’s intervention in the electricity sector’s pricing and contracting system, in order to provide greater freedom to private actors within an updated and modernized regulatory framework. In this regard, the Decree:
Approved amendments to Law No. 15,336.
Approved amendments to the Electricity Law, including a new consolidated text.
Established a 24-month transition period for the amendment of the necessary regulations and complementary rules. The Secretariat of Energy shall undertake all actions required to ensure a gradual, orderly, and predictable transition towards the objectives set forth in Section 2 of the Electricity Law and the full implementation of Decree No. 450 and its regulations.
Amendments to Law No. 15,336:
(a)Incorporates the commercialization of electricity as an activity subject to the scope of the Law No. 15,336.
(b)Establishes that the purchase and sale of electricity shall be deemed a civil and commercial law transaction, subject to the Argentine Civil and Commercial Code, without prejudice to its subjection to the Law No. 15,336 and the regulations issued by the competent authority.
(c)Provides that the following shall be deemed to interfere with the objectives of federal legislation in the sector and with the free circulation of electricity:
(i)Any local tax, even if labeled as a service fee, that does not compensate for services actually, specifically, and individually provided, or that exceeds the specific cost of the service effectively rendered. A fee will be considered to exceed the actual service cost if its taxable base is calculated not on the basis of such cost, but instead on sales, gross revenues, profits, or similar parameters.
(ii)Any act or regulation issued by a local granting authority that prevents or restricts: (i) the pass-through of electricity acquisition costs in the WEM to end-user tariffs of local public distribution service providers, provided that such costs are transferable under federal regulations; (ii) the repayment of the debts of such providers through the system operator, which is currently known as CAMMESA; or (iii) the financial self-sufficiency of the electricity market, as established in Article 2 of the Electricity Law.

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(d)Hydroelectric concessions must be granted for a fixed term, with a maximum duration of sixty years. Upon expiration of a hydroelectric concession, for any reason specified in the Concession Agreement, the Argentine government will call for a national and international public bidding process to award a new concession.
(e)Modifications have been introduced regarding the functions and composition of the Electricity Council, as well as the structure and administration of the National Electricity Fund. Additionally, a Subsidiary Fund for Regional Tariff Compensation to End Users has been established.
Amendments to the Electricity Law:
(a)“Free users” are incorporated as participants in the WEM.
(b)It is recognized that the WEM also includes (i) generating users regulated under Law No. 27,424 and those authorized by federal regulations, and (ii) participants identified by regulation, including traders and storage operators.
(c)Regulations must ensure maximum competition and freedom to contract for electricity generators. Forward market contracts are essential to achieving national policy objectives and ensuring the supply of electricity demand, so any act or regulation by local authorities that prevents, restricts, or increases the cost of such contracts is deemed to interfere with those objectives.
(d)The figure of the storage operator is introduced, defined as the owner of energy storage facilities within the electricity market, according to technological characteristics and modules established by regulation, whose dispatch will be treated similarly to that of a generator. Storage operators may trade their energy in the electricity market as buyers and sellers, in accordance with rules set by the Secretariat of Energy and subject to the limitations in Chapter VII of the Electricity Law. Electricity storage is defined as commercially available technology capable of absorbing energy, retaining it for a period of time, and then delivering it back to the system. Regulations should promote the optimal use of storage to provide system services and ensure the proper functioning of the market, establishing criteria for identifying services and required technical resources.
(e)Distributors must procure at least 75% of the energy supplied to end users through forward market contracts. Parties to such contracts may request disclosure of the weighted average of these contracts along with the stabilized price.
(f)If a transmission project is not included in ongoing concession agreements but is technically and economically essential to meet public service requirements in the SADI, the Secretariat of Energy, following consultation with the system operator, may authorize its inclusion. The economic and financial conditions associated with the expansion obligation must not affect the normal operation of the concession. The Argentine Regulatory Entity for Gas and Electricity will follow standard procedures to approve the construction of the project, define its financing method, and, if applicable, incorporate the corresponding costs of the expansion into the applicable tariff schedule. Project procurement must be carried out through open, competitive, and auditable processes.
(g)As long as it does not compromise competition in the WEM, the Argentine executive branch may authorize a generator, distributor, or large user to construct, at its own cost and to meet its own needs, a transmission line and/or network expansion. The Secretariat of Energy will issue regulations specifying modalities, characteristics, usage priority, technical requirements, operational rules, and other conditions to obtain such authorization. In this case, the authorized facilities will not provide public transmission service.
(h)SADI expansions may be undertaken on the initiative and at the risk of the party executing them, in accordance with regulatory criteria. Regulations will define the different expansion alternatives, including those under the framework established by Law No. 17,520 and its amendments.

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(i)The Secretariat of Energy will establish agile, transparent, and competitive procedures enabling WEM participants to exercise their rights to export and import electricity, and may raise objections based on technical or economic grounds affecting supply security.
(j)In the case of distributor tariffs, the electricity sale price to end users will include a component representing the cost of electricity acquisition in the WEM. Such acquisition costs will include: (i) the distributor’s spot market purchases and the weighted average of forward market contracts executed under competitive processes according to rules established by the Secretariat of Energy; (ii) high-voltage transmission costs; and (iii) system services managed by the system operator. These components must be itemized on the user’s invoice, which may not include local taxes or unrelated charges. Tariffs must ensure the lowest reasonable cost to end users compatible with supply security.
(k)Penalties for non-compliance with the law by non-concessionaires are updated to range from Ps.130,000 to Ps.140,000,000, with authority granted to the Entity to adjust amounts according to economic variations in the industry.
(l)Should any jurisdiction fail to comply with its obligations under the Electricity Law: (i) causing a distributor to default on payments in the WEM, payable through the system operator; and/or (ii) affecting the operation of the WEM, the Provinces, the City of Buenos Aires, and municipalities granting public distribution services, as well as the executives of regulatory entities or equivalent control authorities, will be jointly liable for the payment of debts owed by such entities, companies, and cooperatives through the system operator.
Ownership and Operational Restrictions
Restrictions imposed on the electricity sector by the Electricity Law are divided into vertical and horizontal restrictions as a function of their divisions in the above-mentioned subsectors.
Vertical Restrictions
The vertical restrictions apply to companies that intend to participate simultaneously in different sub‑sectors of the electricity market. These vertical restrictions were imposed by the Electricity Law, and apply differently depending on each sub-sector as follows:
Generation
Neither a generation company, nor any of its controlled companies or its controlling company, can be an owner or a majority shareholder of a transmission company or the controlling entity of a transmission company. In accordance with various ENRE rulings, a controlled company or a controlling company of a transmission company is a company that owns more than 50% of the shares of the controlled company and exercises majority control; and
Since a distribution company cannot own generation plants, a holder of generation plants cannot own distribution concessions. However, the shareholders of an electricity generation company may own an entity that holds distribution units, either as shareholders of the generator or through any other entity created with the purpose of owning or controlling distribution units.
Transmission
Neither a transmission company nor any of its controlled companies nor its controlling entity (in accordance with various ENRE rulings, which refer to those companies that own more than 51% of the shares of a transmission company and exercise majority shareholder control) can be owner or majority shareholder or the controlling company of a generation company;
Neither a transmission company, any company controlled by a transmission company nor any company controlling a transmission company can own or be the majority shareholder or the controlling company of a distribution company; and

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Transmission companies cannot buy or sell electricity.
Distribution
Neither a distribution company, nor any of its controlled companies or its controlling company, can be owner or majority shareholder or the controlling company of a transmission company; and
a distribution company cannot own generation plants. However, the shareholders of the electricity distributor may own generation plants, either directly or through any other entity created with the purpose of owning or controlling generation plants.
Definition of Control
The term “control” is not defined in the Electricity Law. Section 33 of the Argentine Companies Law states that “companies are considered as controlled by others when the holding company, either directly or through another company: (1) holds an interest, under any circumstance, that grants the necessary votes to control the corporate will in board meetings or ordinary shareholders’ meetings; or (2) exercises a dominant influence by holding shares, quotas or equity interest or due to special linkage between the companies.”
Notwithstanding the above, various ENRE rulings established that a controlled company or a controlling company is a company that owns more than 51% of the shares of the controlled company and exercises majority control.
Horizontal Restrictions
In addition to the vertical restrictions described above, distribution and transmission companies are subject to horizontal restrictions, as described below:
Generation
Although the Electricity Law does not impose horizontal restrictions on electricity generation, this sub-sector is subject to general anti-trust provisions and certain limitations could be imposed if through merger and acquisitions a company gains a significant market share; currently no generation company has a market share that exceeds 20-24%, as measured by installed capacity.
Transmission
Two or more transmission companies can merge or be part of the same economic group only if they obtain an express approval from the ENRE. Such approval is also necessary when a transmission company intends to acquire shares of another electricity transmission company;
For companies delivering regional transmission services within a same region, the service is rendered by the concessionaires on an exclusive basis over certain areas indicated in the concession agreement; and
For the high-voltage transmission system, comprising the entire 500kV system and some 200kV lines of the coastal system, the service is delivered by a sole company (Transener, as defined below) holding a monopolistic position nationwide.
Provided that it does not affect competition conditions in the WEM, the Argentine executive branch may authorize a generator, distributor and/or large user to construct, at its own expense and exclusively to meet its own needs, a transmission line and/or network expansion. In this case, the authorized facilities shall not constitute a public transmission service.
Distribution
Two or more distribution companies can merge or be part of the same economic group only if they obtain express approval from the ENRE (or the Argentine Regulatory Entity for Gas and Electricity that will replace it).

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Such approval is necessary when a distribution company intends to acquire shares of another electricity transmission or distribution company; and
Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement.
Regulatory Entities
The main regulatory entities in the Argentine electricity sector are (i) the Ministry of Economy, through the Secretary of Energy, (ii) ENRE and (iii) CAMMESA.
In 2024, the Bases Law provided for the creation of the Argentine Regulatory Entity for Gas and Electricity, which, once established, will replace and assume the functions of both ENRE and ENARGAS. The Decree No. 452/2025 establishes a transition period of 180 days for the newly created Argentine Regulatory Entity for Gas and Electricity to become fully operational. This period began on July 7, 2025, the day the decree was published in the Argentine Official Gazette.
The Ministry of Economy (through the Secretary of Energy)
The Ministry of Economy is the principal governmental authority responsible for the Argentine electricity industry at a federal level. The role of the Ministry of Economy is primarily defined, in the Law on Ministries No. 22,520 and its amendments, and in particular, those introduced by Decree No. 585/2024.
The Ministry of Economy’s duties include, among others, the elaboration, proposal and execution of the national energy policy, and its powers include the following:
•Execute the plans, programs and projects in the area of its competence, prepared in accordance with the directives issued by the Argentine executive branch.
•To participate in the preparation, application and supervision of the tax and customs regime.
•Participate in the negotiations and modifications of contracts for public works and services, within the scope of its competence.
•To be in charge of the administration of majority or minority shareholdings held by the Argentine government in companies or enterprises within its orbit.
•To intervene in the development of autonomous entities, decentralized or deconcentrated agencies, and special accounts and funds, regardless of their name or legal nature, operating under its jurisdiction, both with regard to action plans and budgets as well as their modification or elimination of powers, functions, or responsibilities; reorganization, modification, or transformation of their legal structure; centralization, merger, spin-off, total or partial dissolution, or transfer to the Provinces or to the City of Buenos Aires.
•To take part in the preparation and supervision of the fuel regime and to supervise the setting of fuel prices, when appropriate, in accordance with the respective guidelines.
•Overseeing the duties of the enforcement authority regarding the laws governing energy activities.
•Participating in the development of the policies and regulations of the public services in the area of its jurisdiction, supervising the control agencies and bodies of concessionaires of public works or services within its jurisdiction, as well as in the development of regulatory standards for public utility licenses under the federal regimes.
•To supervise the energy production markets, intervening through the areas of its competence, in order to promote and encourage the normal development of the economy in accordance with the objectives of national development with equity.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
The Secretariat of Energy
Pursuant to Decree No. 50/2019 and amendments, particularly Decree No. 764/2024, the objectives of the Secretariat of Energy are:
•Participate in the development and implementation of national energy policy.
•Oversee plans, programs, and projects within its area of competence, including budgetary, accounting, and financial management.
•Participate in the development and oversight of the fuel regime and in the procedures for setting fuel prices, as appropriate, in accordance with the respective guidelines.
•Participate in the development of policies and regulatory standards for public services in the energy sector, supervise the agencies and control entities of public works and service concessionaires, and develop regulatory standards for public service licenses or concessions applicable to federal energy regimes, in coordination with the relevant areas of the Argentine administration.
•Exercise the functions of the enforcement authority of the laws regulating activities in the energy sector.
•Oversee the mechanisms for setting public service tariffs in the energy sector concerning subsidies for end users, as well as the development of tariff structures in the energy sector.
•Oversee the design and implementation of the policy for energy export refunds and reimbursements.
•Exercise the powers granted to Argentine government bodies under Law No. 27.007.
•Direct representation in companies where the Secretariat of Energy holds equity participation and exercises shareholding, in coordination with the Secretariat of Energy and Mining Coordination (Secretaría de Coordinación de Energía y Minería).
•Coordinate the management of directors representing the Argentine government in companies where the Secretariat of Energy holds equity participation and exercises shareholding, in coordination with the Secretariat of Energy and Mining Coordination.
•Promote the application of sectoral policy by encouraging the rational exploitation of natural resources and environmental preservation.
•Oversee the design and implementation of policies for the survey, conservation, recovery, defense, and development of natural resources in the energy sector.
•Participate in promoting the use of new energy sources and the incorporation of conventional hydroelectric supply.
•Direct the development of policies, plans, and programs on renewable energies, energy efficiency, electromobility, biofuels, hydrogen, energy transition, minerals associated with the transition, and new low-carbon technologies, and promote the enactment and/or modification of applicable regulations in these areas.
•Participate, within its competence, in planning policies, plans, and programs aimed at reducing environmental pollution and meeting the country’s committed Greenhouse Gas (GHG) emission targets.
•Oversee the definition of nuclear policy concerning the peaceful uses of nuclear energy or radioactive sources, the fuel cycle, radioactive waste management, nuclear activity development and research, and particularly nuclear power generation, in coordination with the National Atomic Energy Commission (Comisión Nacional de Energía Atómica).

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•Participate in negotiating and concluding international and interjurisdictional cooperation and integration agreements in the energy sector in which the Nation is a party, and supervise their execution.
•Promote and conclude agreements with public and private entities, and participate in negotiations with national and international organizations in the energy sector.
•Represent the Argentine government in the Federal Advisory Board of Electric Power (Consejo Federal de Energía Eléctrica).
•Assist the Ministry in research and technological development in various areas of the energy sector.
•Exercise supervisory control over ENRE, ENARGAS, and the Special Unit for the Electrical Energy Transmission System (Unidad Especial Sistema de Transmisión de Energía Eléctrica).
•Participate in concession processes for the construction and operation of public works and the provision of public services, in evaluating and managing the various stages of bidding processes, as well as in the development, oversight, and subsequent control of projects within its competence.
•Participate, within its competence, in the application of Title VII (RIGI) of Bases Law, in coordination with the Secretariat of Energy and Mining Coordination.
At a federal level, the energy sector’s public policy has been directed by several federal governmental bodies over the years. Since 2001, the federal body in charge of the energy sector policy has had varying ranks and hierarchy, namely: (i) Secretary of Energy and Mining (2000-2001), (ii) Sub-secretariat of Energy and Mining (2002), (iii) Secretariat of Energy (2002-2015), (iv) Ministry of Energy and Mining (“ME&M”) (2015-2018), (v) Ministry of Energy (2018), (vi) Secretariat of Energy Government (Secretaría de Gobierno de Energía) (2018-2019), and currently, since December 19, 2019, it has again become (vii) Secretariat of Energy, first under the purview of the Ministry of Productive Development, and afterwards transferred to the purview of the Ministry of Economy. Accordingly, for the sake of clarity, throughout this prospectus, unless otherwise expressly stated, we will make reference to all authorities in all times as SE.
The ENRE
The ENRE is an autonomous entity created pursuant to the Electricity Law under the jurisdiction of the Minister of Economy and is responsible for regulating the electricity industry and monitoring compliance by companies (generators, transporters, distributors and other large users and industry participants under federal jurisdiction) with rules, regulations and their concession agreements.
The ENRE’s main purpose is to take the necessary measures to fulfill national objectives regarding supply, transportation and distribution of electricity.
The ENRE is managed by a board of directors comprised of five members, one of whom serves as chairman and another one, as vice-chairman. Members are appointed by the Argentine executive branch, two of whom are proposed by the Federal Advisory Board of Electric Power. The chairman remains in office for a term of five years and can be reelected.
However, in late 2019, the Argentine government enacted the Solidarity Law, declaring Argentina in public emergency in several areas, including, without limitation, tariffs and energy, and delegating upon the Argentine executive branch broad powers to fulfill the purposes envisaged by said law. Pursuant to Article 6 of the Solidarity Law, the Argentine executive branch administratively intervened the ENRE for one year (which was then extended for several years and remains in place to this date).
The intervention of the ENRE was initially ordered by Decree No. 277/2020 and was subsequently extended through Decrees No. 1020/2020, 871/2021, and 815/2022.
In December 2023, by means of Decree No. 55/2023, published in the Argentine Official Gazette on December 18, 2023, the Argentine executive branch declared a state of emergency in the national energy sector. Among other

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
measures, it ordered the renewed intervention of the ENRE starting from January 1, 2024, until the appointment of the board members resulting from the selection process managed by the Secretariat of Energy. The deadline was later extended by Decree No. 1023/2024 until the establishment, commencement of operations, and appointment of the board members of the Argentine Regulatory Entity for Gas and Electricity (created by Article 161 of the Bases Law to replace ENRE and ENARGAS). Through Decree No. 370/2025, the deadline was once again extended until July 9, 2026.
The ENRE’s duties include the following among others:
•Enforce the Electricity Law and its complementary provisions.
•Oversee the provision of public services and ensure compliance with the provisions of concession contracts.
•Adopt applicable regulations for generators, transporters, distributors, electricity users, and other related parties concerning safety, technical standards and procedures, measurement and billing of electricity consumption, interruption and reconnection of supply, third-party access to properties affected by the electrical industry, and the quality of services provided.
•Prevent anti-competitive, monopolistic, and discriminatory behaviors among participants in the electrical industry.
•Establish tariffs for transportation and distribution concession contracts under federal jurisdiction.
•Enforce the sanctions provided for in the Electricity Law and in the concession contracts, always respecting the principles of due process.
•Arbitrate conflicts as primary jurisdiction between agents and participants in the electrical sector and between them and residential users.
The Argentine Regulatory Entity for Gas and Electricity
Section 161 of the Bases Law provided for the creation of the Argentine Regulatory Entity for Gas and Electricity, which, once established, will replace and assume the functions of ENRE and ENARGAS.
On July 4, 2025, by means of Decree No. 452/2025, the Argentine government ordered the establishment of the Argentine Regulatory Entity for Gas and Electricity. The entity will be managed and administered by a Board of Directors comprised of five members: a chairperson, a vice chairperson, and three directors. Board members will serve five-year terms, with the possibility of indefinite renewal. The selection process for board members will be carried out by the Secretariat of Energy, which must submit its recommendation to the Argentine executive branch for the approval of the Board appointees. Pursuant to the decree, the Argentine Regulatory Entity for Gas and Electricity must commence operations within 180 calendar days from the publication of this Decree in the Argentine Official Gazette, which occurred on July 7, 2025.
The new entity will enjoy financial autonomy, functional and budgetary independence, as well as full legal capacity to act in both public and private law matters. Its assets will consist of the property transferred to it, as well as any assets it may acquire in the future by any legal means. In its dealings with private parties and with the Public Administration, the Entity will be governed by The Procedures established under the National Administrative Procedures Law No. 19,549, except where otherwise expressly regulated by the relevant regulatory frameworks and their supplementary rules.
Until the Argentine Regulatory Entity for Gas and Electricity approves its organizational structure, ENRE and ENARGAS will continue in force with their existing responsibilities, powers, and assigned functions, in order to ensure proper operational performance.
Furthermore, Decree No. 450/2025 amended the text of Electricity Law to incorporate the new Argentine Regulatory Entity for Gas and Electricity, while Decree No. 451/2025 did the same with respect to Law No. 24,076.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
As of the date of this prospectus, the new Agency has not yet commenced operations, since its Board members have not been appointed. Pursuant to Decree No. 452/2025, the duties of the Entity are the following:
•Enforce and oversee compliance with the legal and regulatory provisions governing the Entity’s activities.
•Adopt the Entity’s internal regulations.
•Advise the Argentine executive branch on all matters within the Entity’s jurisdiction.
•Hire and dismiss the Entity’s personnel, determining their duties and conditions of employment.
•Prepare the Entity’s annual expenditure budget and resource estimates, to be submitted to the Argentine executive branch for approval and subsequent inclusion in the draft national budget law for the corresponding fiscal year.
•Prepare its annual report and financial statements.
•Impose the sanctions provided for under the regulatory frameworks for gas and electricity and their supplementary regulations.
•In general, carry out all other acts necessary to fulfill the Entity’s functions and the objectives set forth in the aforementioned regulatory frameworks.
CAMMESA
CAMMESA is a non-profit corporation created by means of Decree No. 1192/92, in order to manage the WEM and the dispatch of electricity within the federal grid, the SADI. CAMMESA is in charge of managing financial transactions within the WEM and dispatching energy within the SADI. In this role, the Secretariat of Energy has authority to issue regulatory instructions that CAMMESA must comply with.
CAMMESA’s share capital is divided equally between the Argentine government (represented by the Secretariat of Energy), and associations representing generation companies, transmission companies, distribution companies and large users. In particular, it is in charge of:
•the dispatch of electricity into the SADI, maximizing the safety and the quality of electricity supplied and minimizing wholesale prices in the spot market (see “Regulatory Overview—Electricity Distribution”);
•planning energy capacity needs and optimizing energy use in accordance with the rules set out from time to time by the Secretariat of Energy;
•monitoring the operation of the term market and administering the technical dispatch of electricity under agreements entered into in that market;
•carrying out the duties entrusted to it in connection with the electricity industry, including billing and collecting payments for transactions between WEM agents;
•purchasing and/or selling electric power from abroad or to other countries by performing the relevant import/export transactions; and
•providing consulting and other related services.
CAMMESA is managed by a board formed by representatives of its shareholders. The board of CAMMESA is comprised of 10 regular and 10 alternate directors. Each of the associations is entitled to appoint two regular and two alternate directors of CAMMESA. The other directors of CAMMESA are the Secretariat of Energy, who is the board chairman, and an independent member, who acts as vice chairman. The decisions adopted by the board of directors require the affirmative vote of the board chairman.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
CAMMESA’s operating costs are financed, inter alia, through mandatory contributions made by the WEM agents and subsidies provided by the federal government.
It should be noted that, in accordance with Resolution No. 2022/2005, the Secretariat of Energy had defined the regulatory instructions and mandates that could be issued by the Secretariat of Energy to CAMMESA in accordance with the Electricity Law. However, Resolution 2022/2005 was repealed by Resolution No. 150/2024, published in the Argentine Official Gazette on July 10, 2024. This was done with the aim of gradually steering the National Electrical Sector towards the guiding principles of Laws No. 15.336 and 24.065, and reducing the intervention of the Argentine government in the electricity market.
The WEM
Overview
The WEM is the market in which generators, transmitters, distributors, large users and other industry participants buy and sell electricity, whether on the spot market or through long-term supply contracts.
The WEM consists of:
•A term market in which generators, distributors and large users enter into long-term agreements on quantities, prices and conditions, including agreements for electric power export and import. The energy in excess that is not sold in the term market is sold in the spot market. However, pursuant to Resolution No. 95/2013 (“Resolution No. 95”), the incorporation of new contracts in the term market was suspended, except for those contracts entered under certain special regimes, and those contracts that have a differential remuneration regime. Since then, large users of the WEM must acquire their electricity demand from CAMMESA (except for contracts entered into under certain exempted regimes, such as the MATER regulations).
•A spot market, in which prices are established on an hourly basis (“Spot Price”). This system, in practice, has undergone significant regulatory changes since 2002. Purchases made in the spot market vary depending on the nature of the buyer: large users, generators, and self-generators pay the Spot Price, while distributors pay a seasonal price calculated by CAMMESA and approved by the Secretariat of Energy.
•Seasonal prices are periodically established by the Secretariat of Energy based on CAMMESA’s schedules and maintained for six-month periods (subject to quarterly adjustments), with the aim that distributors pay a stabilized price to generators, thereby allowing them to pass it on to the tariffs paid by end users. It should be noted that since 2002, this price has not been fully passed on to the demand agents of the WEM, resulting in significant deficits in the Stabilization Fund managed by CAMMESA. Finally, the remuneration values for electricity generation are set by the Argentine executive branch.
•A Stabilization Fund, managed by CAMMESA, which absorbs the differences between purchases by distributors at seasonal prices and payments to generators for energy sales at the Spot Price. The fund was created to stabilize the price paid by end users. see “Regulatory Overview—Stabilization Fund”
Operation of the WEM
The WEM operates under the administration of CAMMESA. Generators deliver all the electricity they generate into the SADI in accordance with CAMMESA’s dispatch requirements, notwithstanding the existence of long-term agreements or spot transactions with off-takers. CAMMESA dispatches the available power units according to the variable generation costs declared by generators, with the most efficient units being dispatched first.
WEM Participants
The main WEM participants are generation, transmission and distribution companies. Large users and traders also operate in the WEM, although to a lesser extent.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
In 1995, the Argentine government issued Decree No. 186/1995 to expand participation and stimulate investment in the WEM. Decree No. 186/1995 includes a list of entities allowed to participate in the WEM, namely:
•companies obtaining authorization to trade electricity from international interconnections and bi‑national undertakings;
•companies that are not WEM agents but which nevertheless sell electricity in bulk; and
•companies that are not WEM agents but which nevertheless operate certain facilities to transport electricity.
Further regulations issued by the Secretariat of Energy defining WEM participants also allow the participation of traders, trading Provinces and foreign companies in the WEM. Traders may deal with generation, demand, import, export and royalties. The traders’ function in the WEM is to buy and sell electricity produced and consumed by third parties, whether in the term market and/or in the spot market.
The WEM classifies large users into three categories: major large users, minor large users, and individual large users. Each of them may freely agree upon the prices of their supply contracts directly with generators or traders, not being limited to obtain supply from their local distribution company. However, Article 9 of Resolution No. 95 passed by the former SE temporarily suspended the inclusion of new agreements in the term market, with certain exceptions. Their transactions in the spot market are invoiced by CAMMESA.
By means of Decree No. 450/2025, it was acknowledged that the WEM also includes (i) generating users regulated under Law No. 27,424 and those authorized by federal regulations, and (ii) participants identified by regulation, including traders and storage providers. Furthermore, the Decree 450/2025 incorporated “free users” as participants in the WEM.
Electricity Generation
Generators deliver the electricity they generate into the SADI, in accordance with CAMMESA’s dispatch requirements. CAMMESA dispatches the available power units according to the variable generation costs declared by the generators, with the most efficient units being dispatched first.
Resolution No. 95 introduced significant changes to the remuneration system in the generation sector, transforming the system into a new “cost plus” regime. Under this regime, generators were remunerated based on non-fuel variable costs, fixed costs, and an additional margin. Furthermore, Resolution No. 95 prohibited generators from making their own fuel purchases, designating CAMMESA as the sole purchaser and administrator of fuel.
Electricity generators compete with one another to supply power to the market. Entry to the electricity generation market is allowed to any interested party after complying with all legal requirements set forth by the Electricity Law, Resolution No. 61/1992—issued by the former Secretariat of Energy—as amended and complemented (“CAMMESA’s Procedures”) and all relevant regulations issued by the ENRE and the Secretariat of Energy.
In general terms, such regulations refer to permits that authorize the generator to operate within the WEM under certain technical and quality standards.
According to the Electricity Law, electric power generation is classified as an activity of general interest associated with the provision of transmission and distribution of electricity, but conducted within the framework of a competitive market. As a result of the privatization and incorporation of new market participants, the power generation sector, even after a consolidation process that took place over the past few years, has a competitive structure. We face competition from widely renowned companies operating in the market, such as Central Puerto, Pampa Energía, YPF Luz and AES Argentina Generación.
The equipment installed in the electric power generation facilities in Argentina can be classified into the following types, according to the natural resource and the technology they use: thermal fossil, nuclear, hydroelectric, wind, solar, biomass or, early form, geothermic.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Thermal fossil equipment, in turn, can be sub-classified into four technological types, according to the thermal cycle that they use in order to generate electric power: steam turbine, natural gas turbine, combined cycle, and diesel engines.
Electricity Transmission
Electric power is transmitted from the generators’ delivery points to the distributors’ or large users’ reception points, as the case may be, through the transmission system owned and operated by different transmission companies. Transmission is divided into an extra high-voltage transmission system—operated by Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. (“Transener”)—and several high voltage trunk transmission systems, operated by Transporte de Energía Eléctrica por Distribución Troncal del Noroeste Argentino S.A., Distrocuyo S.A., Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de
Buenos Aires (Transba S.A.), Transnea S.A., Transpa S.A., Ente Provincial de Energía del Neuquén and Transcomahue S.A.
Tariffs applied by electric power transmission companies include a connection charge, a transmission capacity charge, and a charge for the energy effectively transmitted. An independent regulation applies for system extension charges. Transmission tariffs are passed through to final customers through distributors.
Electricity Distribution
Distributors supply electric power to final customers within a certain area. Although distributors’ concession agreements do not contain specific requirements for investments, distributors have an obligation to connect new clients and to satisfy any increase in demand for electricity.
Each distribution company operates under a concession agreement entered into with the federal or a provincial government, as the case may be, that establishes, among other things, its concession area, the quality of service it is required to provide, the tariffs which it is permitted to charge and the characteristics of its obligation to satisfy demand. The ENRE or the provincial regulator monitors compliance by the distribution companies with the provisions of their respective concession agreements and with the Electricity Law or provincial laws, as the case may be, and provides a mechanism for public hearings at which complaints against distribution companies can be brought forward and solved.
In accordance with the Electricity Law, the tariffs approved by the ENRE that distributors may charge to final customers shall provide for costs associated with operation and maintenance of networks, costs of energy purchased on the market, and a return on their asset bases.
Pursuant to Decree No. 450/2025, distributors are required to procure in the forward market at least 75% of the energy intended to supply end users.
Emergency of the Electricity System
In recent years, the electrical system has been declared in a state of emergency by various administrations.
On December 15, 2015, the Argentine executive branch declared the emergency of the electrical system until December 31, 2017. Although the emergency declared by Decree No. 134/2015 ended at the end of 2017, on December 20, 2019, the Law No. 27,541 (the Law of Solidarity and Productive Reactivation) was enacted, which once again declared a public emergency in tariff and energy matters, and extended such declaration to the economic, financial, fiscal, administrative, pension, health, and social fields, delegating to the Argentine executive branch a variety of powers to fulfill the objectives set forth in the law.
On December 18, 2023, through Decree No. 55/2023, the Argentine executive branch declared an emergency in the segments of generation, transmission, and distribution of electrical energy, as well as in the transportation and distribution of natural gas under federal jurisdiction until December 31, 2024.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Moreover, such Decree resolved the following:
•Regarding the emergency measures, instruct the Secretariat of Energy to develop, enact, and implement a program of necessary actions, the objective of which is to establish price sanction mechanisms under competitive conditions, maintain income levels, and cover investment needs to ensure the continuous provision of public services for the transportation and distribution of electrical energy and natural gas.
•Initiate the tariff review process for service providers of electrical energy and natural gas transportation and distribution. The resulting new tariff schedules shall not come into effect after December 31, 2024. Until the tariff review process is completed, temporary tariff adjustments and periodic adjustments may be approved, aiming to ensure the continuity and normal provision of the involved public services, pending the outcome of the tariff review. Additionally, mechanisms for public participation in the temporary tariff adjustment process must be established.
•Order the intervention of ENRE and ENARGAS starting January 1, 2024, until the appointment of new board members. Grant the Secretariat of Energy the authority to appoint the Intervenors of ENRE and ENARGAS and grant the Intervenors the authority to conduct the tariff review process.
The Secretariat of Energy must also initiate the selection process for the board members of ENRE. These actions were carried out by the Secretariat of Energy through Resolution No. 161/2024 in July 2024. Notwithstanding the foregoing, the period during which the intervention of ENRE and ENARGAS was foreseen was extended by Decree No. 1023/2024 until the establishment, commencement of operations, and appointment of the board members of the Argentine Regulatory Entity for Gas and Electricity.
Moreover, on December 20, 2023, the Argentine executive branch dictated Decree No. 70/2023 (Bases para la reconstrucción de la economía argentina) This decree resolved, among others:
Regarding Export Contracts: Repeal of Decree No. 1491/2002: This decree had stipulated that export contracts for Firm Power and Associated Electrical Energy, as well as generation commercialization agreements, were not subject to Law No. 25.561 (the emergency law enacted in 2002) and Decree No. 214/2002 (which allowed the conversion of monetary obligations to Pesos), and that these contracts would be invoiced in U.S. Dollars.
Regarding Transmission Expansions:
•Repeal of Law No. 25.822 that ratified and prioritized the implementation of the Federal Electrical Transmission Plan, as managed by the Secretariat of Energy.
•Repeal of Decree No. 635/2003 which, within the framework of high-voltage or trunk distribution transport expansions, authorized the Secretariat of Energy to re-determine the fee or price corresponding to the unexecuted portion of an expansion until its commercial commissioning.
Regarding Reimbursable Loans: Repeal of Decree No. 311/2006, which approved the granting of reimbursable loans from the Argentine National Treasury to the Unified Fund, intended for the payment of the fund’s enforceable obligations to fulfill its specific functions and to maintain the price stabilization system in the WEM without distortions.
Regarding Renewable Energies: Repeal of Articles 16 to 37 of Law No. 27.424, which created the Trust Fund for the Development of Distributed Generation (FODIS), promotional benefits, and the associated promotion regime.
Regarding the Secretariat of Energy:
•Authorize the Secretariat of Energy to re-determine the structure of existing subsidies to ensure final users’ access to basic and essential consumption of electrical energy and natural gas. This must consider the income of the cohabiting group.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
•Authorize the Secretariat of Energy to define the specific mechanisms that materialize the allocation and effective perception of subsidies, determining the roles and tasks to be performed by public actors, concessionary companies, and other relevant actors or agents.
•On January 3, 2024, through Resolutions No. 2/2024 and 3/2024, the ENRE called public hearings held on January 26, 2024 and January 29, 2024, respectively, for the temporary adjustment of transportation and distribution tariffs.
Moreover, through Resolution No. 223/2024, published in the Argentine Official Gazette on April 16, 2024, the ENRE approved the “Program for the tariff review of electricity transmission in the year 2024” for Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A., Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires S.A., Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Patagonia S.A., Distrocuyo S.A., Ente Provincial de Energía del Neuquén, Transporte de Energía Eléctrica por Distribución Troncal del Noreste Argentino S.A., Transporte de Energía Eléctrica por Distribución Troncal del Noroeste Argentino S.A., and Empresa de Transporte de Energía Eléctrica por Distribución Troncal del Comahue Transcomahue S.A. The terms to which the studies aimed at determining the tariff schedule, which will be valid for a period of five years starting on January 1, 2025, must adhere, were established therein. Resolution No. 705/2024 called for a public hearing to determine aspects of the rate proposals submitted by companies holding concessions for the public electricity transmission service. However, Resolution 743/2024 canceled the call for a public hearing scheduled.
On the other hand, through Resolution No. 270/2024, published in the Argentine Official Gazette on May 9, 2024, the ENRE approved the “Program for the Tariff Review of Distribution in the year 2024.” The criteria and methodological aspects to which the distributors EDENOR and EDESUR must adhere to carry out the tariff studies in the Tariff Review process (in accordance with the provisions of Decree No. 55/2023, Article 45 of Law No. 24.065 and its regulations, and the respective concession contracts) were established therein.
On May 8, 2024, through Resolution 58/2024 (and its amendments Resolution 66/2024 and Resolution 77/2024, the “Resolution 58”), the Secretariat of Energy established an exceptional, temporary, and unique payment regime for the balance of the economic transactions of the WEM for December 2023, January 2024, and February 2024 corresponding to the creditors of the WEM with the aim of reestablishing the payment chain of current economic transactions and thereby preserving the supply of the public electricity service, given the deficit of available resources in the WEM Stabilization Fund and the emergency declared by Decree No. 55/2023 and Decree No. 70/2023. Once the amounts in the individual agreements are determined, the Resolution established the method of settlement of the liquidations and invoices:
(a)The liquidations of the creditors of the WEM for the economic transactions of December 2023 and January 2024 will be settled within 10 business days from the date of the individual agreements by delivering public securities “Bonds of the Republic of Argentina in U.S. Dollars Step Up 2038” (BONO USD 2038 L.A.). The calculation of the nominal amounts to be delivered for each bond will be made at the reference exchange rate (which is daily published through BCRA’s Communication “A” 3500) at the closing quotation on the date of formal acceptance by the WEM creditor agents according to the aforementioned procedure.
(b)The liquidations of the creditors of the WEM for the economic transaction of February 2024 will be settled with the funds available in the bank accounts enabled in CAMMESA for collections and with those available from the transfers made by the Argentine government to the Unified Fund Destined for the Stabilization Fund.
Additionally, Resolution 58 instructed CAMMESA to prepare and determine with each of the WEM Debtors the amounts corresponding to the invoices for the sale of electricity, due in February, March, and April 2024

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
respectively, and that, once determined, through the signing of the respective individual agreements, the invoices will be settled subject to the following principles:
(a)The Invoices of the WEM debtors due in February and March 2024 will be settled in full through the payment plans that CAMMESA agrees with each debtor agent, which must adhere to the following conditions: market rate of Banco de la Nación Argentina and a term of 48 months.
(b)The Invoices of the WEM debtors due in April 2024 must be settled in full within a period of thirty (30) calendar days from the entry into force of the present.
(c)The invoices due in May 2024 must be settled in full under the terms and conditions established in the current regulations.
(d)Non-compliance with the provisions of subsections (b) and (c) will disqualify the defaulting debtor agent from entering into payment agreements under the conditions established in subsection (a) or the termination of the agreement if it was prior to the non-compliance.
On May 27, 2024, through Decree No. 465/2024, the restructuring of national jurisdiction energy subsidy regimes was determined, in order to ensure a gradual, orderly, and predictable transition towards a framework that allows: (i) the transfer of the real costs of energy to users; (ii) the promotion of energy efficiency; and (iii) ensuring vulnerable residential users access to essential consumption of electricity, network gas, and bottled gas. A transition period towards targeted energy subsidies was established, extending from June 1 to November 30, 2024.
On July 8, 2024, the Bases Law was published in the Argentine Official Gazette, which declared a public emergency in administrative, economic, financial, and energy matters for a period of 1 year, and delegated a series of powers to the Argentine executive branch for the duration of the emergency.
Among other matters, the Bases Law creates the Argentine Regulatory Entity for Gas and Electricity which, once constituted, will replace and assume the functions of the ENRE and ENARGAS. However, until the new Argentine Regulatory Entity for Gas and Electricity is constituted. Pursuant to this directive, the Argentine executive branch issued Decree No. 452/2025, which formally created the Argentine Regulatory Entity for Gas and Electricity. The Decree, effective July 7, 2025, establishes a 180-day transition period for the full integration of the ENRE and ENARGAS’s functions and personnel into the new entity, until that date, the current ENRE and ENARGAS will continue to exercise their respective functions.
Furthermore, it empowers the Argentine executive branch, for the period of one year provided in Article 1 of the Bases Law, to adapt Laws No. 15,336 and Electricity Law and the corresponding regulatory norms, according to the following bases:
(a)Promote the opening of international trade in electricity under conditions of safety and reliability, with the aim of achieving the greatest number of participants in the industry, allowing the State to raise objections on technical or economic grounds related to supply security;
(b)Ensure the free commercialization and maximum competition in the electricity industry, guaranteeing end users the free choice of provider;
(c)Promote the economic dispatch of energy transactions based on hourly economic cost remuneration of the system, taking into account the hourly marginal cost of the system and the cost to the community of unsupplied energy;
(d)Adjust the tariffs of the energy system based on the real costs of supply to cover investment needs and ensure the continuous and regular provision of public services in accordance with the tariff principles of the Electricity Law and Law No. 24,076;
(e)Encourage the explicit breakdown of the different concepts to be paid by the end user, with the express obligation of the distributor to act as a collection or withholding agent for the amounts to be received in terms of energy, transportation, and corresponding taxes to the WEM and the treasury, as appropriate;

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(f)Guarantee the development of electricity transmission infrastructure through open, transparent, efficient, and competitive mechanisms;
(g)Modernize and professionalize the centralized and decentralized structures of the electricity sector to achieve better compliance with the assigned functions. For the reorganization of the Federal Electricity Council, created by Law 15,336, its operation as a non-binding advisory body to the enforcement authority for the development of national jurisdiction electricity infrastructure must be considered.
Furthermore, Resolution No. 294/2024, published in the Argentine Official Gazette on October 2, 2024, established the “Contingency and Preparedness Plan for Critical Months of the 2024/2026 Period” (“Contingency Plan”). The Plan aims to prevent, reduce, and mitigate potential energy supply challenges during critical days within the 2024/2026 period, outlining specific actions to be executed by the Secretariat of Energy across the electricity generation, transmission, and distribution sectors.
Moreover, Decree No. 370/2025 extended the energy sector emergency until July 9, 2026. In this regard, the decree also extended the Transition Period towards Targeted Energy Subsidies until the same date, while encouraging the Provinces to work jointly with the Secretariat of Energy to implement the necessary emergency measures to guarantee electricity distribution services within their jurisdictions, as well as to carry out the adjustments stemming from the subsidy restructuring process.
Furthermore, the Ministry of Economy issued Resolution No. 715/2025, which declares as a priority the execution of certain electricity transmission infrastructure projects (at high and extra-high voltage levels). The Resolution No. 715/2025 explains that, in order to reduce public expenditure, conditions are to be created for the private sector to undertake the construction, operation, and maintenance of expansion works. Accordingly, the projects will be carried out under the public works concession framework established by Law No. 17,520 (as amended by the Bases Law), which allows for the development of private investment and financing structures.
The remuneration of the concessionaire for the transmission expansion works covered by Resolution No. 715 may derive from a transmission expansion tariff, to be applied to those users defined as beneficiaries of the projects. The Secretariat of Energy —or any authority designated by it— has been instructed to incorporate a new section into The procedures (Res. SEE 61/1992), adding transmission expansions by public works concession as a modality within the transmission network expansion framework. This new section must include the following guidelines:
(a)The concession agreement must provide for monthly compensation to the concessionaire during the operation and maintenance phase of the projects. Payment will be made directly to concessionaires by CAMMESA, under the terms and conditions established in Chapter 5, “Billing, Collection and Settlement,” of The Procedures.
(b)Expansions may be funded through a transmission expansion tariff paid by those users defined as beneficiaries of the projects.
(c)The concessionaire will carry out the operation and maintenance of the transmission expansion works under the supervision of the jurisdictional transmission company, in which case the concessionaire will assume the role of Independent Transmission Company. Its activities will be governed by Title V of Annex 16 of The Procedures, the provisions included in the new section, the concession contract, and the relevant bidding documents. At the same time as the execution of the concession agreement, the corresponding Technical License must also be executed.
(d)Upon completion of the contractual operation and maintenance term, the concessionaire must transfer the facilities built to the Argentine government at zero value, and their operation and maintenance may then be assigned by the Grantor to the Transmission Company whose system includes the respective expansion.
(e)The issuance of the Certificate of Public Convenience and Necessity for the expansion works will also imply the approval of the corresponding Administrative Easements for Transmission Lines, in accordance with Law No. 19,552.

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More recently, the Argentine executive branch issued Decree No. 450/2025, which (as already said) approved amendments to Law No. 15,336 and to the Electricity Law—including the enactment of a new consolidated text for the latter—and established a 24-month transition period for the amendment of related regulations and complementary rules; (ii) Decree No. 451/2025, which approved adjustments to the Law No. 24,076 through a new consolidated text; and (iii) Decree No. 452/2025, which created the Argentine Regulatory Entity for Gas and Electricity.
Prices
Seasonal Price
The seasonal price paid by distributors for the purchase of electricity must be approved by the Secretariat of Energy, calculated on the basis of projections of supply and demand of electricity made by CAMMESA and designed to mirror Spot Price variations and values. CAMMESA uses seasonal databases and optimization models in determining the seasonal prices and would consider both anticipated energy supplies and demand, including, expected availability of generating capacity, committed imports and exports of electricity and the requirements of distributors and large users.
The amendments to the regulatory framework introduced in 2002 because of the emergency declared by the Public Emergency Law resulted in significant changes to the seasonal prices charged to distributors in the WEM, including the implementation of a pricing ladder organized by level of customer consumption (which varies depending on the category of customer) charged by CAMMESA to distributors at a price significantly below the price charged by generators.
The above-described situation has led to a permanent shortfall in the seasonal price with respect to the real cost of energy. In this context, due to the freezing of distribution tariffs, the amounts collected by CAMMESA to pay the amount owed to the generators was not enough and the Stabilization Fund was used to reduce the shortfall. However, this circumstance has created a growing deficit in the Stabilization Fund that had been absorbed by the Argentine government through subsidies since 2001.
In 2024 and 2025, seasonal pricing was established by Resolution SE No. 7/2024 (Summer Quarterly Reprogramming for the WEM and for the Wholesale Electricity Market of the Tierra del Fuego System “WEMSTDF’) for the period from February 1 to April 30, 2024), No. 92/2024 (Winter Seasonal Programming for the WEM, corresponding to the period from May 1 to October 31, 2024), No. 192/2024 (Winter Quarterly Reprogramming for the WEM, corresponding to the period from August 1 to October 31, 2024), No. 19/2024 issued by the Secretariat of Energy and Mining Coordination (Summer Seasonal Programming for the WEM and for the WEMSTDF for the period from November 1 to April 30, 2025), No. 26/2025 (Summer Quarterly Reprogramming for the WEM and for the WEMSTDF for the period from February 1 to April 30, 2025), No. 171/2025 (Winter Seasonal Programming for the WEM, corresponding to the period from May 1 to October 31, 2025), and No. 334/2025 (Winter Quarterly Reprogramming for the WEM and for the WEMSTDF for the period from August 1 to October 31, 2025).
Stabilization Fund
The Stabilization Fund was designed to absorb seasonal differences between purchases made by distributors at seasonal prices and payments to generators for energy sales at Spot Prices. When the Spot Price is lower than the seasonal price, the Stabilization Fund grows, whereas when the seasonal price is lower than the Spot Price, the Stabilization Fund gets smaller. The outstanding payment balance of the fund at any time reflects the accumulated differentiation between the seasonal price and the price of energy per hour on the spot market. The Stabilization Fund must maintain a minimum amount in order to cover payments made by generators when the spot market prices during a particular quarter are higher than the seasonal price.
As mentioned above, after the crisis of 2001 and the framework of the Public Emergency Law, some important reforms were implemented to the WEM’s regulatory framework, in order to implement price controls on the spot market.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
To this end, the Secretariat of Energy issued Resolution No. 240/2003, which established criteria that were used to fix the Spot Price on the WEM paid to electricity generation companies, without modifying seasonal prices paid by end users. As an example, among the results of Resolution No. 240/2003, in the framework of the Public Emergency Law, are the following:
•the denomination in Pesos of the Spot Price paid by generation companies;
•the implementation of price ceilings on the spot market paid to generation companies, at Ps.120 per MWh; and
•the failure to update tariffs for the public service of distribution of electricity, which results in lower seasonal prices compared to the price on the electricity spot market.
In connection with this, the Stabilization Fund was negatively affected by modifications to the seasonal price and Spot Price introduced by the Public Emergency Law and Resolution No. 240/2003, which created substantial deficits. This deficit was financed by the Argentine government through loans to CAMMESA but continues to be insufficient to cover the differences between the Spot Price and seasonal price.
As mentioned above, the difference between the seasonal price charged to end users and the Spot Price paid to generation companies is absorbed by the Argentine government through subsidies to the Stabilization Fund and by generators who accrue a credit against CAMMESA. As a result of the deficit in the Stabilization Fund, the Argentine government, through SE Resolution No. 406/2003, established an order of priority of payment in order for CAMMESA to distribute funds charged for the electricity sales to end users.
Electricity Generation Remuneration
Resolution No. 95/2013 issued by the Secretariat of Energy and published in the Argentine Official Gazette on March 26, 2013, established a new general regime which replaced the remuneration framework in force for all the sector of electric power generation (generators, auto-generators and co-generators), or the “Included Generators,” with the exception of: (i) binational hydro electrical centers and nuclear generators; and (ii) the power and/or energy governed by contracts regulated by the Secretariat of Energy which contain a differential remuneration under Resolutions of the Secretariat of Energy Nos. 1193/05, 1281/06, 220/07, 1836/07, 200/09, 712/09, 762/09, 108/11, 137/11, as well as any other energy contract which has a differential remuneration framework established by the Secretariat of Energy (such as the supply agreements entered into under the RenovAr program that will be described below).
Each generator could join the new framework, but should first waive any administrative and/or judicial claim initiated against the Argentine government, the Secretariat of Energy and/or CAMMESA in relation to the “Agreement for Project Management and Operation, Increase of Thermal Generation Availability and Adaptation of Remuneration for Generation 2008-2011” and/or Resolution No. 406/2003 of the Secretariat of Energy. Moreover, each generation agent had to agree to renounce to make any administrative and/or judicial claims against the Argentine government, the Secretariat of Energy and/or CAMMESA referring to the aforementioned agreement and/or Resolution No. 406/2003 of the Secretariat of Energy.
Those generators excluded from Resolution No. 95 or generators who failed to comply with the waiver requirement would remain subject to the remuneration framework set forth under Resolution No. 240/2003 of the Secretariat of Energy.
In addition, Article 8 of Resolution No. 95 provided that, to optimize and minimize the costs of the supply of fuels to the WEM generation plants, the dispatch agency (CAMMESA) would centralize the commercial management and dispatch of fuels. As from the date of publication of Resolution No. 95, and upon termination of the contractual relationships between the WEM agents and their providers of fuels and related supplies, such operation costs shall no longer be recognized by CAMMESA.
Nonetheless, Resolution No. 70/2018 issued by the former Secretariat of Energy, modified Article 8 of Resolution No. 95 and authorized generators, co-generators and self-generators of WEM to procure their own fuel

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
supply for the electric power generation. The generation costs with own fuel will be valued according to the mechanism of recognition of the variable production costs recognized by CAMMESA.
However, Resolution No. 70/2018 was repealed by Resolution No. 12/2019 of the Ministry of Productive Development, and the provisions in Article 8 of Resolution No. 95 came into force again.
Furthermore, Article 9 of Resolution No. 95 temporarily suspended the inclusion of new contracts in the term market under the WEM and determined that once those existing prior to the issuance of such Resolution No. 95 have been terminated, the large users of the WEM had the obligation to acquire their electricity demand from CAMMESA, subject to the conditions set forth by the former SE to that effect.
As it concerns the electric power generation from renewable sources, Law No. 27,191 excluded the enforcement of regulations that limit the execution of contracts in the term market and as a result, Resolution No. 281 was issued, which created the MATER, which remains fully operational.
On May 23, 2014, Resolution No. 529/2014 (“Resolution No. 529”) (modified by Resolution No. 482/2015 and Resolution No. 22/2016) issued by the former SE was published in the Argentine Official Gazette which updated the remuneration amounts fixed in Resolution No. 95.
The remuneration framework established by Resolution No. 22/2016 was repealed by Resolution SEE No. 19/17, which established a remuneration framework in U.S. Dollars.
Resolution SEE No. 19/2017 was then repealed and superseded by Resolution No. 1/2019 of the Secretariat of Renewable Resources and Electricity Market (“Resolution No. 1”), which maintained a remuneration framework in U.S. Dollars.
Resolution No. 1 was amended by Resolution No. 31/2020 of the Secretariat of Energy, published in the Argentine Official Gazette on February 27, 2020 (“Resolution No. 31”), which established a remuneration framework measured in Argentine Pesos, leaving behind the previous U.S. Dollar valuation basis.
Excluded from the scope of Resolution No. 31 are WEM generators, co-generators and self-generators with generating plants committed under centralized agreements to meet the WEM demand (WEM Supply Agreements), whose electricity output is set aside to fulfill such agreements.
Following Resolution No. 31, the Secretariat of Energy issued successive resolutions that modified and updated the remuneration framework: Resolutions SE No. 440/2021, 238/2022, 826/2022, 750/2023, 869/2023, 9/2024, 99/2024, 193/2024, 233/2024, 285/2024, 20/2024 (issued by the Secretariat of Energy and Mining Coordination), 387/2024, 603/2024, 27/2025, 113/2025, 143/2025, 177/2025, 227/2025, 280/2025, and, more recently, 356/2025, 381/2025 and 400/2025.
Finally, it should be noted that, through Resolution No. 59/2023, published in the Argentine Official Gazette on February 7, 2023, the Secretariat of Energy authorized generating agents operating Thermal Generation Plants classified as “Combined Cycles” under the terms established by Resolution No. 177/2025, and that are not engaged in power supply contracts, to enter into a “Power Availability and Efficiency Improvement Agreement” with CAMMESA (on behalf of Distributors and Large Users of the WEM). This agreement aims to encourage necessary investments in both Major and Minor Maintenance of the equipment.
Peaking Hours Generation
Peaking Hours Generation Remuneration applies to the generation achieved every day, during peak hours (6 p.m. to 11 p.m.).
Peaking Hours Price would be two times the corresponding abovementioned energy price (CostoOYMxComb) in the winter and summer months, and, once the energy price (CostoOYMxComb) for the remainder of the months.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Other Generating Technologies in the Spot Market
Energy generated form non-conventional resources (solar, wind, biomass, biogas) will be priced:

Operated Energy (Ps./MWh)
Res No. 238/22 (June)	154.0
Res No. 826/22 (November)	185.0
Res No. 826/22 (December)	204.0
Res No. 826/22 (February)	255.0
Res No. 826/22 (August)	326.0
Res No. 750/23 (September)	401.0
Res No. 869/23 (November)	513.0
Res No. 9/24 (February)	892.0
Res No. 99/24 (June)	1,115.0
Res No. 193/24 (August)	1,148.0
Res No. 233/24 (September)	1,205.0
Res No. 285/24 (October)	1,238.0
Res No. 20/24 (November)	1,312.0
Res No. 387/24 (December)	1,378.0
Res No. 603/24 (January)	1,433.0
Res No. 27/25 (February)	1,490.0
Res No. 113/25 (March)	1,512.0
Res No. 143/25 (April)	1,535.0
Res No. 177/25 (May)	1,566.0
Res No. 227/25 (June)	1,589.0
Res No. 280/25 (July)	1,605.0
Res No. 331/25 (August)	1,611.0
Res No. 356/25 (September)	1,619.0
Res No. 381/25 (October)	1,627.0
Res No. 400/25 (November)	1,684.0
Following this, the Non-Conventional Energy Remuneration will be calculated by the hourly integration in the month of the energy generated by generation plant “g” in each hour “h” (EGengh) by PENC in that hour:
REM ENC ($/month) = Σ h.month (pENC * EGengh)
Generation coming from units that are in a stage prior to commercial authorization will be granted 50% of the corresponding remuneration until reaching such authorization.
In February 2023, through Resolution No. 59/2023 the Secretariat of Energy authorized generators with combined cycle units to adhere to an agreement aimed at encouraging investments for major and minor maintenance activities in connection with these facilities (the “Agreement on Availability of Power and Improvement of Efficiency”). Through the Agreement on Availability of Power and Improvement of Efficiency, the adhering thermal generators undertake to achieve at least 85.00% availability of average monthly power in exchange for a new power and generation price in both U.S. Dollars and Argentine Pesos.
In the case of power, the price was set at 2,000 U.S.$/MW-month plus (i) 85.00% of the remuneration of power set forth in Resolution 826/22 (and subsequent resolutions) in Argentine Pesos (during spring and autumn) or (ii) 65.00% of the remuneration of power set forth in Resolution No. 826/22 in Argentine Pesos (during summer and

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
winter). In the case of energy, the price was set at 3.5 U.S.$/MWh for units that use gas and at 6.1 U.S.$/MWh for units that use alternative fuels (i.e., diesel).
In 2024 and 2025, the remuneration framework applicable to generating agents has been updated by Resolutions No. 869/2023, 9/2024, 99/2024, 193/2024, 233/2024, 285/2024, 20/2024, 387/2024, 603/2024, 7/2025, 113/2025, 143/2025, 177/2025, 227/2025, 180/2025 and 331/2025.
Regulatory Framework of Renewable Energy in Argentina
In recent years, the electric power generation from renewable sources has been included in the Argentine government’s agenda.
In 1998, the Argentine Wind and Solar Power Regime (Régimen Nacional de Energía Eólica y Solar) was approved by Law No. 25,019 (with its implementing regulations introduced by Decree No. 1597/1999), declaring wind and solar power generation countrywide a matter of national interest, and providing several tax benefits for generation projects from such sources.
In addition, upon the enactment of Law No. 26,190 in December 2006, as amended and supplemented by Law No. 27,191, with the implementing regulations introduced to both of them by the Renewable Energy Law, renewable energy generation has been deemed to be of public interest if destined to support public utilities and to research for technological development, and the manufacturing of equipment for that purpose. The Renewable Energy Law established a clear goal: to achieve a 20% participation of renewable sources in the Argentine electrical matrix by December 31, 2025.
In addition, the Renewable Energy Law established an investment regime for new construction works aimed at the production of electricity from renewable sources, which shall be in effect for 10 years.
The beneficiaries of this regime may be the individuals and/or legal entities holding investments and concessions related to new infrastructure for the electric power generation from renewable sources, approved by the competent authorities, and located in Argentina, whose output will be dispatched to the WEM and/or public services.
The amendments introduced by Law No. 27,191 seek to establish a legal framework to boost investment in the field of renewable energies and promote diversification of the electricity generation matrix, increasing the degree of participation of renewable sources in the Argentine market. To that effect, among other issues, the law:
•sets a short- and long-term goal: electricity generation from renewable sources shall reach an 8% participation in the market’s electricity consumption by December 31, 2017. This percentage had to be increased progressively and to reach a 20% participation by December 31, 2025;
•increases the power limit set for the hydroelectric plants included in the promotion regime from 30 MW to 50 MW;
•modifies and expands the tax benefit framework for eligible projects;
•creates the FODER, a public trust administrated by the BICE, which, among other things guarantees the payments of CAMMESA and the Federal State to renewable energy projects awarded under the RenovAr program. The Federal State is the trustor, the BICE is the trustee. The primary functions of FODER are to grant loans, capital contributions, guarantee monthly energy payment owed by CAMMESA in its role as off-taker in the PPAs subscribed within the framework of the RenovAr program, and, if applicable, pay the sale price of the projects awarded in such context;
•sets obligations for large users and large demands: large users and large demands being clients of the public distribution utilities or of the distribution agents, with power demands equal or greater than 300 kW must comply with gradual goals by means of auto-generation or the execution of power purchase agreements from renewable sources. This power purchase could be made directly from the generator, through a distributor that acquires the power demand from a generator, a trader or directly from CAMMESA.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
The Renewable Energy Law defines the renewable sources as non-fossil energy sources suitable for a sustainable use in the short, medium and long term, including wind power, solar thermal, solar photovoltaic, geothermic, tidal, wave, energy from ocean currents, hydroelectric up to 50 MW capacity, biomass, landfill gas, treatment plant gas, biogas and biofuels (except for the uses set forth under Law No. 26,093).
As specified in the implementing regulations, the regime established by Law No. 27,191:
•names the former ME&E (currently the Secretariat of Energy) as the enforcement authority of the law; creates a promotional regime that shall apply to projects in new facilities, and in extensions or repowering of existing facilities, over new or used equipment, provided that they incorporate new assets, works and other services directly connected to the project; and
•provides that the goals set forth in the law shall be audited yearly as from December 31, 2018, with a 10% tolerance for user per year for the accomplishment of power consumption objectives set forth in the law. The difference up to a 10% in any year must be compensated in the following year and a penalty shall be applied to the amount exceeding 10%. In addition, if the compensation obligation is not met, a penalty shall be applied.
According to Decree No. 531/16, projects under Resolutions No. 220/2007, 712/2009 and 108/2011 may benefit from the promotional regime established under the Renewable Energy Law if (i) they have not started construction, (ii) they have been selected by the enforcement authority and (iii) the executed agreement is terminated. If they have already started construction, projects may benefit from the promotional regime to the extent they agree to make the required amendments to their executed agreements for them to conform to the Renewable Energy Law.
Based on the above, on September 29, 2016, the Ministry of Energy issued Resolution No. 202-E/2016, through which, among other measures:
•Repealed Resolutions No. SE 712/2009 (except for one provision modifying the Procedures) and 108/2011;
•Established that the supply agreements executed under Resolutions SE No. 712/2009 and 108/2011 which power plants have reached commercial operation as of the publication of Resolution No. 202-E/2016 shall maintain the agreed upon contractual terms and conditions (although pending tax benefits shall change in accordance with the new regulations as established in such resolution);
•Provided for the terms and conditions under which owners of renewable projects with contracts executed under Resolution SE No. 712/2009, in respect of which the parties had not executed the respective addenda, may qualify for the benefits established in the Renewable Energy Law and execute new contracts under such law (following the terms provided for in Resolution No. 202—E/2016); and
•Set forth the terms and conditions under which owners of renewable projects with PPAs executed under Resolution SE No. 712/2009 or Resolution SE No. 108/2011 with respect to which (i) a grounds for automatic termination has taken place and (ii) disbursements have been made associated with the generation facilities in levels such that the effective commencement of works has occurred under Article 9 of Law No. 26,190, as amended by Law No. 27,191, may request its incorporation to the regime established by the Renewable Energy Laws through the execution of new supply agreements pursuant to the that law (following the terms provided for in Resolution No. 202—E/2016).
Tax Benefits Under The Renewable Energy Law
The principal tax benefits regulated under Renewable Energy Law, and together with Decree No. 531/2016 (as amended) and the resolutions of the former ME&M, set forth the Renewable Energies Promotional Regime which attempts to promote the use of renewable energy sources for the production of electricity, and which basically foresees the following tax benefits.
•Anticipated VAT refund and accelerated assets amortization in relation to the Income Tax (“IT”), being possible to simultaneously access both benefits, with a reduction of the scope of the benefits depending on the timing of the actual commencement of the implementation of the project;

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
•Extension to 10 years of the tax loss carry-forward term, tax loss carry-forwards arising from the promoted activity may only be set off against net profit arising from the same activity;
•Exclusion of the assets affected by the promoted activity from the Minimum Presumed IT taxable base, until the eighth fiscal year (inclusive) as from the effective start of execution of the works of the project. Note that this tax was repealed effective as from tax periods commencing after January 1, 2019, in terms of Law No. 27,260;
•Exemption of the 10% tax withholding on dividends or profits distributed by companies’ holders of the promotional regime projects to the extent such dividends are reinvested in new infrastructure projects within Argentina. Note that the application of the aforementioned tax withholding has been eliminated by Law No. 27,260. In addition, the exemption would not apply with respect to the tax withholding established by Law No. 27,430 (as amended), currently subject to a 7% withholding tax on the amount of such dividends;
•Tax certificate to be applied to the payment of IT, VAT, Presumed Income Tax and Excise Taxes, for the equivalent to a certain percentage of the national component of the electromechanical facilities (excluding civil works), and to the extent that the referred national component used in the project reaches a certain percentage. The tax certificate may be assigned to third parties only once. The one-time assignment of the tax certificate shall be subject to the non-existence of a liquidated and enforceable debt with the national tax authorities;
•Possibility to freely negotiate and request an adjustment to the renewable energy tariff to reflect additional costs incurred due to increases of national, provincial, municipal or CABA taxes, rates, contributions or charges incurred after the execution of the renewable energy supply contract. In the case of contracting with CAMMESA, the request shall be made with the corresponding documentation that demonstrates the increase of costs. CAMMESA will evaluate this request. Section V of Decree No. 531/2016 details what should be considered as a “tax increase” and what is excluded from the concept.
Those interested in participating in the Renewable Energies Promotional Regime shall give up benefits established in previous regimes in the frame of Laws No. 25,019 and 26,360, whilst the projects benefited by such regimes may only access the Renewable Energies Promotional Regime to the extent that the works agreed in the relevant contracts have not begun at the date of the filing.
PPA Agreements with ENARSA (formerly known as, IEASA)
Resolution No. 712/2009 approved the framework agreement to be entered into by and between the WEM (represented by CAMMESA) and IEASA—currently ENARSA —in connection with the supply of electric power from renewable sources generated under agreements awarded pursuant to ENARSA Bid No. 1/2009.
Moreover, Resolution No. 712/2009 also added Annex 39 and superseded Annex 40 to the Procedures. The new Annex 39 sets forth the guidelines for renewable energy generation, excluding hydroelectric and wind power. Annex 40 establishes the guidelines for wind power generation.
Concerning the agreements to be awarded, before their execution, ENARSA had to engage in certain efforts with the former Sub-Secretariat of Electrical Energy to have the available generation capacity bid approved pursuant to which it would enter into each PPA with CAMMESA.
Based on the analysis of the bids received, the former Sub-Secretariat of Electrical Energy would consider the merits of contracting the capacity available and the associated energy, would instruct CAMMESA to enter into a PPA with the parties whose bids had been accepted, and would submit the specific language of the agreement to be entered into.
Below is a detail of the main features of the agreements approved by Resolution SE No. 712/2009:
(1)The energy supplied had to be generated by units designated in accordance with CAMMESA’s dispatch requirements and must be suitable to the generator’s capacity.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
(2)The PPAs were effective for a term of 15 years from the COD of the committed units, and could be renewed for an additional term of up to 18 months.
(3)When electricity was generated from renewable sources other than biofuels (such as wind energy and/or photovoltaic), no payments were due in exchange for power. In such cases, compensation consisted of payments for the electricity delivered, a management charge, and a portion of overhead expenses (including charges for transmission, expenses, rates, and other specifically pre-determined items). The price of the electricity provided remained constant throughout the effective term of each specific agreement.
(4)A fund was also established to guarantee up to 20% of payment obligations under the renewable energy supply agreements. This fund was financed by CAMMESA through an additional monthly charge of up to 10% of the applicable charges for generation and associated energy.
Resolution No. 712/2009 further established that, as long as former SE Resolution No. 406/2003 remained applicable, payment obligations under the WEM Agreements entered into within the framework of the Renewable Energy Program would benefit from the priority established in Section 4(e) of that resolution. It also specified that, in the event of a regulatory change in the priority order, payment obligations under these WEM Agreements would retain at least the same priority as the operating costs of thermal generators. In other words, recovery of costs related to the WEM Agreements within the framework of the Renewable Energy Program held at least the same priority as the recovery of, for example, the cost of fuel used for already installed capacity.
We were awarded 399.4 MW out of the total 1,015 MW tendered under RFP No. 1/2009. This capacity includes our Rawson I and II and Madryn wind farms, all of which are now operational, in compliance with Law No. 27,191 and its implementation under Resolution No. 202 E/2016. Also, under RFP No. 1/2009, the Trelew wind farm was awarded to the then shareholders of the Loma Blanca IV wind farm. See “Business Overview—Power Generation.”
However, on September 29, 2016, the Ministry of Energy issued Resolution No. 202 - E/2016, repealing Resolution SE No. 712/2009.
Regarding ENARSA, Decree No. 286/2025 and Resolution 1050/2025 issued by the Ministry of Economy authorized the process for its full privatization, providing for the sale of its equity interest in Compañía Inversora en Transmisión Eléctrica S.A. (“CITELEC”), the controlling shareholder of Transener. To that end, a national and international public tender has been called to determine the purchaser of half of CITELEC’s shares currently held by ENARSA.
RenovAr (Round 1): Bidding Process for Renewable Energy Generation Projects
Pursuant to Resolution No. 136-E/2016, the former ME&M (i) instructed CAMMESA to call for national and international bids (RenovAr program (Round 1)) for the qualification and potential award of bids for the execution of power purchase agreements of electricity generated from renewable sources and (ii) approved the bidding terms and conditions.
Summarily, the PPAs executed under this process have the following terms and conditions:
•Purpose: the sale of electricity associated with the new equipment for electric power generation from renewable sources in the WEM.
•Seller: is the WEM generating agent, co-generator or self-generator whose project was awarded through a special purpose vehicle.
•Off-taker: CAMMESA, on behalf of distributors and large users of WEM (CAMMESA may assign the PPA to distributors agents and/or large users of WEM, in accordance with regulations yet to be issued).
•PPA Term: 20 years as from the commercial operations date.
•PPA Terms: Type and energy technology to be supplied; the total committed energy to deliver per year; the generation capacity of each plant and total installed capacity committed; the compensation to be

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received by the seller and to be paid by the off-taker for the electricity supplied, based on the price quoted in U.S. Dollars per megawatt per hour (U.S.$/MWh) (payments shall be made in Pesos at the applicable exchange rate); the terms and conditions of the performance guarantee to be provided by the seller; the regime of contractual penalties for non‑compliance.
•Priority of PPA payment: the payment of the PPA will be deemed first in the order of priority, equivalent to the priority of payment under PPAs under Resolution No. 220/2007, priority which will remain without prejudice to any future exclusive collection system that applies to the amount paid by the demand for the PPA.
•FODER Guarantees: the monthly energy payments under the PPA shall be guaranteed by the FODER, which have a single segregated 12-month reserve account to support monthly invoice payments to generators. The FODER further guarantees the payment of the price for the potential project sale option, which may be exercised by the seller under certain assumptions.
•Optional World Bank Guarantee. Guarantee payment of the price at the option of the sale exercised by the generator in case of the occurrence of any of the events set forth in the FODER Accession and Incorporation Agreement. This Agreement was signed by each generator awarded in the RenovAr Program.
•Call Option: the FODER Adhesion and Incorporation Agreement provides that the Argentine government has the right to exercise the option to purchase the Power Plant in the event of certain defaults by the seller.
Furthermore, the PPAs provide for a progressive schedule for the completion of certain project milestones. Accordingly, seller will be required to reach the following milestones within certain term, namely: (i) financial closing date, (ii) construction start date, (iii) equipment arrival date, and (iv) COD.
If seller experiences more than 60 days’ delays in achieving the milestones in (i), (ii) and (iii), seller will be required to increase the performance bond under the PPA by an amount equal to 20% of the then effective performance bond under that agreement.
If seller delays the COD, the off-taker (CAMMESA) will be entitled to enforce a fine per each day of the delay. If the commercial operation does not occur within 180 days as from the agreed-upon COD, the off-taker will be entitled to unilaterally terminate the agreement.
Concerning the penalties, the former ME&M issued Resolution No. 285/2018 (“Resolution No. 285”), published in the Argentine Official Gazette on June 15, 2018. Among other things, such Resolution provides that:
•The amount of the fines imposed by CAMMESA by reason of the failure to reach the COD agreed upon under the PPAs entered into by the awardees under Rounds 1, 1.5 and 2 of the RenovAr program will be deducted from the sum to be received by the seller being sanctioned under the PPA, as from the actual COD, in 12 monthly, equal and consecutive instalments.
•Within 10 business days from the publication date of Resolution No. 285 or from the notice of the respective fine, as the case may be, the seller being sanctioned under the PPA may, at seller’s option and by giving irrefutable notice to CAMMESA, have the amount of the applicable fines deducted as from the actual COD, in up to 48 monthly, equal and consecutive instalments, accruing interest on the outstanding balance at an annual effective rate of 1.7% denominated in U.S. Dollars.
•Upon the failure to reach the agreed-upon COD, after considering any extension pursuant to Section 7.2 of the PPA (up to 180 days from COD), seller will be afforded additional 180 subsequent days to reach the COD, under penalty of terminating the agreement, if seller: (i) proves to have reached project completion by no less than 70%, at the time and under the terms established by the Sub-secretariat of Renewable Energy, (ii) had increased the amount of the performance bond under the PPA due to the failure to comply with project completion milestones prior to commercial operation, (iii) increases the PPA performance bond, at least, 10 business days before the termination date of the 180 day term set forth under the aforementioned Section 7.2 of the PPA, by an amount equal to 30% of the original performance bond under

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the PPA. In order to fulfill this requirement, seller will have to replace the then effective performance bond under the PPA—that is, including the amounts resulting from increases that could have been made upon the failure to reach previous milestones—with a new performance bond, including the amount of the original performance bond plus a 30% increase. The new performance bond under the PPA will be effective for no less than one year.
•If the COD is not reached within the additional 180-day period set forth under Resolution No. 285, the PPA will be terminated and the performance bond posted thereunder will be foreclosed, pursuant to the terms of such Resolution.
Resolution No. 285 was subsequently amended by Resolution No. 742/2021, which introduced novelties in the following aspects:
•Extensions: in the event of non-compliance with the scheduled date of commercial operation, an extension will be granted for an additional term of 360 days (previously the term was 180 days) to reach the date of Commercial operation. This may be requested if the seller is able to prove, among other things, that it has made at least 70% progress in the construction work.
•Fines: the amount of the fines imposed by CAMMESA for non-compliance with the scheduled date of commercial operation and for non-compliance with the committed energy supply will be deducted from the amount payable to the Seller in 12 equal and consecutive monthly installments.
The seller may choose, within 10 working days of notification of the penalty, that the discount of the fines be made in up to 48 equal and consecutive monthly installments, applying an Annual Percentage Rate equivalent to 1.7% in U.S. Dollars on the balance.
•For those projects that have opted to pay the penalties in 48 installments, CAMMESA will be entitled, once the corresponding penalty has been calculated, to deduct from the monthly remuneration to be received an amount not exceeding 40% of the monthly remuneration. The remaining balance of the penalty will be paid at the first opportunity, in the event that the discount of the monthly penalty is less than 40% of the monthly remuneration.
•In addition, CAMMESA was authorized to reduce by 70% the daily fines for each megawatt of contracted power for projects that have requested the 360-day extension during the additional term until the date of commercial authorization.
The daily fine envisaged under PPAs on grounds of failure to reach COD will be applied until the end of the 180-day extended term set forth under Section 7.2 of the PPA. Then, during the additional 180-day term set forth under Resolution No. 285 and until the actual COD, a daily fine will be applied per each MW of contracted power, equal to the daily fine less the duly evidenced percentage of project completion, in accordance with the guidelines set forth under Resolution No. 285.
Subsequently, Resolution No. 165/2023 replaced article 1 of Resolution 285 (which had been amended by Resolution No. 742/2021), providing for a new method of payment of the penalties to be applied for failure to comply with the COD and failure to supply committed energy.
In order to ensure the minimum maintenance of the generation plant and in relation to those projects that have chosen to pay the penalties in 48 installments, CAMMESA is authorized, once the corresponding penalty has been calculated and the monthly amount of the installments for all the penalties that may correspond to the project has been determined, to deduct from the monthly remuneration to be received under the contract an amount - as a penalty - that does not exceed 20% of the monthly remuneration. The remaining balance of the penalty will be paid at the first opportunity, or subsequent opportunities if applicable, in which the discount of the monthly penalty is less than 20% of the monthly remuneration.
•In the event that, after the number of installments foreseen for the payment of the penalty is exceeded, the remaining unpaid balance will be discounted in accordance with the methodology foreseen in the previous

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paragraph until the total payment of the corresponding penalty is completed under the same financial conditions. If the remaining unpaid balance exceeds the term of the contract, CAMMESA may restructure it according to the mechanism it deems convenient, or that the discount of the monthly penalty increases from 20% to 40% of the monthly remuneration of the generation plant.
Through Resolution No. 72/2016, subsequently amended by Resolution No. 414/2019, the former ME&M established the procedure for obtaining the Certificate of Inclusion to the Promotional Regime set forth in the Renewable Energy Law. This procedure shall apply to holders of projects developed under individual contracts or in the framework of the bidding of the RenovAr, co-generation or self-generation projects.
On September 5, 2016, 123 bids were filed. Through Resolution No. 213/2016 the ME&M awarded twenty nine renewable power purchase agreements distributed as follows: 12 wind power contracts totaling 708 MW with a weighted average price of U.S.$59/MWh; four solar projects totaling 400 MW with a weighted average price of U.S.$60/MWh; five small hydro projects totaling 11 MW, all at a price of U.S.$105/MWh; six biogas projects with a total installed capacity of approximately 9 MW, with a weighted average price of U.S.$105/MWh; and six biogas projects with a total Installed approximately 9 MW, with a weighted average price of U.S.$154/MWh; and two biomass projects, for a total installed capacity of approximately 15 MW, both at a price of U.S.$110/MWh.
Among them, the Chubut Norte I and Villalonga wind farms were awarded.
RenovAr (Round 1.5): Bidding Process for Renewable Energy Generation Projects
Pursuant to Resolution No. 252-E/2016, issued on October 28, 2016, or “Resolution No. 252,” the former ME&M called for national and international bids—RenovAr program (round 1.5) for the qualification and potential award of power purchase agreements, for electricity generated from renewable sources. This tender was only opened for bidders of wind and solar technologies who had participated in RenovAr program (round 1)—regardless of whether they had been previously qualified or not-and were able to offer better bid prices. Resolution 252 also approved the bidding terms, maximum PPA prices and a cap for tax benefits.
The price for solar technology projects was capped at U.S.$59.75/MWh, and tax benefits were capped at U.S.$720,000/MW.
On November 11, 2016, offers under round 1.5 were submitted. By mean of Resolution No.281E/2016, the former ME&M awarded thirty renewable PPAs for a total capacity of 1281.5 MW, as follows: 10 wind power contracts for an aggregate capacity of 765.4 MW with a weighted average price of U.S.$53.34/MWh, a minimum price of U.S.$46 / MWh, and a maximum price of U.S.$59.4/MWh; and 20 solar power contracts for an aggregate capacity of 516.2 MW with a weighted average price of U.S.$54.94/MWh, a minimum price of U.S.$48.00 /MWh and a maximum price of U.S.$59.20/MWh.
Accordingly, Buenos Aires Energía S.A. was awarded the right to develop the Necochea wind farm project. For more information on the Necochea joint venture, see “Business Overview—Our Power Purchase Agreements—PPA for Necochea Wind Farm Project.” The Pomona I, and Ullum solar farms were also awarded.
RenovAr (Round 2): Bidding Process for Renewable Energy Generation Projects
Pursuant to Resolution No. 275-E/2017 issued on August 16, 2017, the former ME&M instructed CAMMESA to call for national and international bids through the RenovAr program (round 2) for the qualification and potential award of power purchase agreements, for electricity generated from wind, solar photovoltaic, biomass, biogas, biogas from sanitary landfill resources and small hydroelectric plants. In the same opportunity, the former ME&M also approved the bidding terms and conditions.
In this edition of RenovAr, a total of 1,200 MW were awarded. The eligible projects needed to be (i) new power plants; or (ii) extensions or repowering of existing power plants; (iii) carried out on either new or used equipment; (iv) and proven technologies. The presentation of projects of co-generation or self-generation is allowed.
We submitted 11 projects, including six from our pipeline for wind and biomass power generation. Through Resolution No. 473-E/2017 issued on November 29, 2017 by the Ministry of Energy, we were awarded the right to

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
develop our Chubut Norte III and Chubut Norte IV projects. For more information on these projects, see “Business Overview—Power Generation—Our Expansion Projects.”
Renewable Energies: MATER—Resolution No. 281
As explained above, to the extent that Law No. 27,191 excludes the electric power generation from renewable sources from the limits imposed on the subscription of forward market contracts, the former ME&M issued Resolution No. 281-E/2017 (the “Resolution No. 281,” as amended by Resolution No. 230/2019 of the Secretariat of Energy Government, Resolutions No. 551/2021 and 14/2022 of the Secretariat of Energy, and Resolutions No. 370/2022 and 360/2023 of the Ministry of Economy).
Resolution No. 281 regulates the MATER, in which Generators, Generators, Auto generators, Co-generators and Marketers may enter into energy supply contracts, agreeing on their essential conditions within a framework of autonomy and contractual freedom, particularly with respect to the duration, allocation priorities, prices and other contractual conditions.
In this context, it established the conditions for compliance with the renewable energy consumption goals foreseen in Law No. 27,191 by the large users of the WEM and the large demands (customers of the WEM distributors), while their demands for power are equal to or greater than three hundred kilowatts (300 kW) means, through individual contracting in the MATER or self-generation of renewable sources, in accordance with the provisions of Article 9 of Annex II of Decree No. 531/2016, as amended and supplemented.
This Resolution was the result of a process of public hearings and sought to promote and encourage dynamic participation in the forward market, as well as the increase of private agreements between agents and WEM participants. In this way, Resolution No. 281 allowed large users to comply with their quotas for the consumption of electricity from renewable sources by means of: (i) the system of joint purchases developed by CAMMESA, (ii) individual hiring in MATER with generators or marketers (i.e., contracts for energy supply between private companies) or (iii) the development of self-generation and co-generation projects.
As a general principle, Resolution No. 281 established that the conditions of private supply contracts entered into in the MATER could be freely agreed upon by the parties in terms of duration, allocation priorities, prices and other contractual conditions.
For this purpose, projects for the generation, self-generation or co-generation of electric power from renewable sources authorized to supply electric power to large users (“Enabled Projects”) must meet the following requirements: (a) They must be commercially enabled in accordance with CAMMESA’s Procedures, after January 1, 2017; (b) Are registered in the Register of Electric power Generation Projects of Renewable Source (“RENPER”); (c) They are not projects committed under another contractual regime, for the power already contracted.
Likewise, the generating agents, co-generators or self-generation holders of the Enabled Projects may obtain the promotional benefits established in Laws No. 26,190 and No. 27,191 in accordance with the provisions of article 1 of Resolution No. 72 of May 17, 2016, as will be detailed in the following sections.
In this context, Enabled Projects are empowered to:
•Sell, through term market contracts, to large users or auto generator, the electric power produced or the one acquired through contracts with other generators, co-generators, self-generators or distributors of renewable energy resources, in accordance with the rules governing transactions in the WEM.
•Acquire, through term market contracts, other generators, co-generators, self-generators holders of qualified projects or marketers the energy they produce or market, according to the rules that govern transactions in the WEM.
•Sell, through term market contracts, to other generators, co-generators, self-generators or electricity distributors from renewable sources, the electric power produced, according to the rules that govern transactions in the WEM.

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•Sell to CAMMESA the surplus of the electric power volumes committed in the contracts that they have entered into, in the terms and with the scope established in article 12, of Annex II of Decree No. 531 / 2016 and its modification. Such surpluses may not exceed ten percent (10%) of the generation of the Enabled Project.
•Act in the spot market, selling the surplus generated non-traded electricity in accordance with the provisions of the preceding paragraphs, which will be valued at the price established in Resolution No. 19 of January 27, 2017 or the one that replaces it in the future.
Additionally, following the transmission interconnection capacity established in article 18 of Law No. 27,191, Resolution No. 281 provided for a priority regime applicable to generators of renewable source energy in cases of congestion associated with limitations in the available transport capacity. Thus, it established that the generation of the plants listed below will have the same transmission interconnection capacity and will have higher transmission interconnection capacity than the renewable generation that operates under the regime of Resolution No. 281 but has not requested priority according to the article 7 of its annex.
Thus, the following generation plants will be dispatched pari passu:
•Run-of-river hydroelectric plants and power plants that generate from renewable energy sources that have entered into commercial operation prior to January 1, 2017.
•Power plants that supply their energy in the framework of the PPAs celebrated by CAMMESA in the terms established in Resolutions SEE No. 712/2009 or No. 108/2011 that enter into commercial operation after January 1, 2017.
•Power plants that supply their energy within the framework of the PPAs celebrated by CAMMESA through the system of joint purchases.
•Power plants that supply their energy in compliance with the PPAs celebrated by CAMMESA within the framework of the provisions of Resolution No. 202/2016 of the former ME&M.
•Power plants that operate in the MATER including the self-generation and co-generation power plants, which have obtained the priority assignment in accordance with the provisions of articles 6 to 12 of the Annex to said resolution.
In general terms, Resolution No. 281 also provides for (i) the creation of the RENPER, (ii) the reduction of reserve and capacity charges to large users, (iii) a verification process to determine compliance with the consumption goals, (iv) penalties and (v) sanctions procedure.
On May 10, 2023, Resolution No. 360/2023 (“Resolution No. 360”) of the Secretariat of Energy was published in the Argentine Official Gazette, which amends certain aspects of the MATER regulations, regulated by Resolution No. 281, as amended.
The relevant amendments introduced by Resolution No. 360 are as follows:
1.GENREN Contracts: Generators with PPAs established under Decree 562/2009 (Programa de Generación de Energías Renovables, “GENREN” or “GENREN Program”) are authorized to market their energy production in MATER starting from the calendar month following the expiration of their respective PPAs.
Marketing will be enabled once the generator requests entry to the MATER from CAMMESA, complies with the requirements outlined in Resolution No. 281, and begins paying a quarterly entry fee of U.S.$500 per MW of commercially authorized capacity for two years, while retaining transmission interconnection capacity in all cases.

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2.New Alternatives for Transmission Interconnection Capacity Allocation:
(i)The possibility to request “transmission interconnection capacity associated with joint projects of incremental demand with new renewable generation” is introduced (Art. 6 bis, Annex I, Resolution No. 281).
Priority may be allocated to new renewable generation projects that have agreements with prospective large-scale incremental power demands. “Associated Projects with Incremental Demand and New Renewable Generation” refers to projects where the incremental power demand is equal to or exceeds 10 MW.
This priority is aimed at future large demands that seek to partially or fully secure their projected energy consumption through renewable generation and that, due to their expected impact on the transmission network, will result in an increase in transmission interconnection capacity assignable capacities beyond those available at the time of the request.
CAMMESA will allocate transmission interconnection capacity solely for the incremental transmission capacity associated with the entry of these joint projects, provided that it does not compromise the transmission capacity assigned to other existing or planned generation projects.
(ii)A new category is introduced, “transmission interconnection capacity for transmission expansions associated with MATER projects” (new Art. 6 ter, Annex I, Resolution No. 281).
This provision allows generators to construct and finance transmission expansions to sell their energy under MATER. In this way, transmission interconnection capacity for incremental transmission capacity can be reserved for renewable generation projects that carry out expansion works at their own cost.
(iii)CAMMESA is instructed to implement a “type A reference transmission interconnection capacity” mechanism in corridors where full transmission interconnection capacity allocation is unavailable for all hours of the year.
The mechanism allows generators to obtain type A reference transmission interconnection capacity, with limitations allowing them to inject energy with a 92% probability over their characteristic annual energy under the expected operating conditions of the various nodes and corridors in the SADI, until the limitations are completed.
Conditions for assigning and maintaining type A reference transmission interconnection capacity will follow the same mechanisms used for the existing transmission interconnection capacity allocation and maintenance.
Generators who, prior to the first call for type A reference transmission interconnection capacity, have commercially authorized power exceeding their allocated transmission interconnection capacity may adhere to this framework to receive priority allocation up to the difference.
3.Non-Compliance with Transmission Interconnection Capacity Maintenance Requirements:
If deadlines for entry or payments required to maintain transmission interconnection capacity are not met, project holders who have requested extensions will be unable to reapply for transmission interconnection capacity for the following 4 quarters.
Additionally, projects that have not obtained commercial operation for the entire allocated capacity by the committed deadline, including any granted extensions, will automatically lose transmission interconnection capacity for the capacity that constitutes the difference between (i) the allocated priority capacity and (ii) the commercially authorized capacity, without the right to claim any reimbursement for payments made (new Art. 9 bis, Annex I, Resolution No. 281).

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4.Extensions to Obtain Commercial Authorization:
The maximum term of 24 months, or the declared commercial authorization term if transmission interconnection capacity was assigned via tiebreaker under the Resolution No. 14/2022 mechanism, may be extended by CAMMESA under specific conditions (new Art. 11, Annex I, Resolution No. 281).
5.Destination of Collected Funds:
Funds collected by CAMMESA for payments by generators relating to transmission interconnection capacity reservations, extensions, relocations, and MATER enrollments will be directed to a Segregated Account for the Expansion of the Renewable Energy-Related Transmission System, administered by CAMMESA through the Electrical Supply Transmission Works Trust Fund (Fondo Fiduciario para el Transporte Eléctrico Federal) (new Art. 13, Resolution No. 230/2019).
6.Partial Authorization of Projects with Transmission Interconnection Capacity:
Those who have been granted transmission interconnection capacity and obtain partial commercial authorization for the total priority-assigned capacity will pay the Transmission interconnection capacity Reservation Fee exclusively for the capacity not commercially authorized at the start of the relevant payment obligation period. For this purpose, the accumulated commercially authorized capacity must be at least 50% of the transmission interconnection capacity-assigned capacity (Art. 20, provision 1/2019 of the former Renewable Energy Sub-secretariat).
7.Additional Instructions:
(i)CAMMESA is instructed to publish an annual report detailing the status of renewable energy generators in relation to their transmission interconnection capacity.
(ii)CAMMESA is instructed to carry out all necessary actions to achieve the objectives outlined in Resolution 360/2023.
(iii)The Secretariat of Energy is authorized to issue complementary or clarifying rules necessary for implementing Resolution 360/2023.
More recently, pursuant to Resolution No. 311/2025 issued by the Secretariat of Energy, new regulations have been introduced regarding transmission interconnection capacity for transmission expansions associated with MATER projects (Resolution No. 281):
The resolution established that the reservation of transmission interconnection capacity vis-à-vis third parties for transmission expansions associated with MATER projects shall remain valid for a total period of ten consecutive years as from the date of notification of the allocation. Such total period comprises two components. The first component shall correspond to the construction period of the transmission expansion associated with the MATER project and shall end upon the commercial commissioning of the relevant expansion, which shall in no event exceed 1,825 consecutive days as from the notification of the allocation. Should such transmission expansion fail to be commissioned within the maximum term of the first component, the allocation shall, in principle, be deemed to have lapsed, without prejudice to the consideration of particular circumstances in each specific case. The second component shall commence once the first component has expired and shall run until the completion of the total term.
The resolution also provided that, on an exceptional basis, where the Renewable Generator duly demonstrates that the transmission expansion associated with the MATER project will result in a material increase in transmission capacity in addition to that required for the MATER project and/or entails significant additional benefits for the SADI, the enforcement authority may exempt the Renewable Generator from the payment required to maintain the validity of the transmission interconnection capacity allocation, as from the commencement of the transmission expansion works. For such purposes, the Renewable Generator must evidence the commencement of works through (i) the issuance of the notice to proceed to the entity in charge of executing the transmission expansion works, and (ii) disbursements associated with such works in an amount no less than fifteen percent (15%) of the total investment, both to the satisfaction of the enforcement authority.

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The resolution established that, during the validity of the second component of the aforementioned term, the generators that have undertaken the transmission works shall be entitled to transmission interconnection capacity up to the new capacity set forth in new capacity established in the regulation. Such generator(s) may, upon prior notice to CAMMESA, assign in whole or in part to third parties that are agents or participants of the WEM the transmission interconnection capacity allocated to the new renewable generation. The terms and conditions of such assignment shall be freely agreed upon by the parties.
Promotion of Renewable Energies - Resolution No. 36/2023
By means of Resolution No. 36/2023, the Secretariat of Energy called for bids in the National and International Open Call (Régimen de Fomento a la Generación Distribuida y la Red de Medianos y Grandes Usuarios) “RenMDI” in order to enter into Renewable Electricity Supply Contracts with CAMMESA, who will act on behalf of the Distributors and Large Users of the WEM until their reassignment to the Distributing Agents and/or Large Users of the WEM, in accordance with the Bidding Terms and Conditions approved in that resolution.
The bidding process was carried out through two bidding lines:
(i)Line 1: “Renewable Generation to replace Forced Generation”; with a reference target capacity of 500 MW, for biomass, wind with storage, solar photovoltaic and solar photovoltaic with storage technologies.
(ii)Line 2: “Renewable Generation to diversify the matrix”; with a reference target power of 120 MW, for biogas, landfill biogas, small hydroelectric and biomass technologies.
In addition, some of the most salient aspects of the RenMDI regime include the following:
(i)The generation plants enabled under the RenMDI call will be governed by the electrical regulatory framework (Law No. 15,336 and the Electricity Law and their regulations, particularly The Procedures).
(ii)The contracts to be entered into will be for 15 years as from the COD, at the “Awarded Bid Price” in U.S. Dollars per MWh.
(iii)The call is not covered by the guarantees granted by the FODER to the beneficiaries of Rounds 1, 1.5, 2 and 3 of the RenovAr Program and the projects incorporated under Resolution No. 202/16.
The company participated in the bidding process, and through Resolution No. 609/2023 (published in the Argentine Official Gazette on July 20, 2023), the Secretariat of Energy awarded the company the Junín I and Lincoln I projects, both located in the Province of Buenos Aires, for a power of 20 MW each, and a price of 71.9 U.S.$/MWh and 72.4 U.S.$/MWh, respectively. Both projects correspond to Line 1 of the bidding.
Junín and Lincoln Solar Farm Projects (RenMDI)
On July 18, 2023, we were awarded by CAMMESA two solar projects in the Province of Buenos Aires, in the cities of Lincoln and Junín. Both projects have an installed capacity of 20 MW each and are designed to provide an efficient and competitive solution to replace high-cost forced thermal generation at their respective nodes. The awarded bid price was U.S.$72.4/MWh for Lincoln and U.S.$71.9/MWh for Junín. On behalf of CAMMESA and the Secretariat of Energy, the RenMDI projects in Line 1 are aimed at reducing the requirement of forced generation in order to reduce the costs of the WEM and increase the reliability of the SADI.
CAMMESA and us signed the Electricity Supply Contracts on October 18, 2023. Also, the contracts have a term of 15 years from the commercial authorization of the projects, and are denominated in U.S. Dollars. On the other hand, the projects have a maximum scheduled COD of 1095 calendar days from the date of signature of the PPA.
In October 2025, the Company decided to move forward with the construction of Lincoln and Junín solar farm projects. The total estimated investment amounts to U.S.$40 million, with commercial operation expected to begin in the second quarter of 2026.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Promotion of BESS – Resolution No 67/2025 and 361/2025
By means of Resolution No. 67/2025, the Secretariat of Energy launched the National and International Open Call “AlmaGBA,” aimed at contracting large-scale BESS in critical nodes of the Greater Buenos Aires Metropolitan Area (AMBA).
The main objective of the AlmaGBA program is to foster the deployment of large-scale battery storage systems located near major consumption centers, with the purpose of enhancing grid flexibility and reliability during peak demand periods, particularly in the summer.
The adjudication of the bids (Resolution No 361/2025) took place on August 29, 2025 and contracts will be executed directly with the distribution companies Edenor and Edesur, with CAMMESA acting as guarantor of operations. The framework is part of the Argentine government’s Contingency Plan launched in 2024 to restore the country’s electricity infrastructure and normalize the market by reinstating distribution companies as direct contracting agents for quality-of-service improvements. The total awarded capacity in the AlmaGBA tender was 667 MW, surpassing the initial target of 500 MW.
BESS Maschwitz Project (AlmaGBA)
On August 29, 2025, CAMMESA awarded us a 40 MW BESS project to be located in Dique Luján, Tigre, Province of Buenos Aires (“BESS Maschwitz project”). The BESS Maschwitz project aims to strengthen the reliability of the distribution system during peak demand periods, particularly in the summer months (i.e., December through March). The project will operate under a 15-year contract entered into with Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.), with payment guarantees granted by CAMMESA. The awarded bid price was U.S.$12,303/MW-month. The estimated investment is approximately U.S.$35 million, and commercial operation is expected to begin during the first quarter of 2027.
The BESS Maschwitz project was awarded under the AlmaGBA program, launched by the Secretariat of Energy in February 2025 as the first competitive procurement process for battery storage in the WEM. Pursuant to Resolution SE No. 67/2025, the Secretariat of Energy authorized the procurement of up to 500 MW of utility-scale storage capacity at critical nodes in the Greater Buenos Aires to strengthen grid reliability and efficiency, particularly during periods of peak demand.
The BESS Maschwitz project is expected to operate under a 15-year contract with Edenor, backed by payment guarantees provided by CAMMESA.
Environmental Regulations
Pursuant to the Electricity Law, infrastructure, facilities and operation of the equipment associated with power generation, transmission and distribution of energy shall comply with certain measures to protect the watersheds and ecosystems involved. In addition, current or future emission standards established by the competent authority, currently the Secretariat of Energy Government, shall be complied with. The Electricity Law further provides ENRE with the authority to protect real property, the environment and public security while building and operating electricity generation, transmission and distribution systems.
The Secretariat of Energy and ENRE have enacted environmental protection standards, including but not limited to: (a) Resolution No. 475/87 of the Secretariat of Energy that establishes that companies in the energy sector must submit to the Secretariat of Energy the environmental impact assessment of the different alternatives proposed in energy projects and environmental studies carried out in all stages (inventory, prefeasibility, feasibility - executive), as well as the monitoring and environmental monitoring program during the useful life of the work; (b) Resolution No. 149/90 of the former Secretariat of Energy and Mining, amended by Resolutions No. 154/93 of the Secretariat of Energy and 108/01 of the former Secretariat of Energy and Mining, which sets the procedures for the environmental management of conventional thermal power generation plants; (c) Resolution No. 108/01 of the former Secretariat of Energy and Mining, as amended by Resolution No. 225/2008, that establishes emission standards for thermal power generation plants; and (d) Resolution No. 558/22 of the ENRE which establishes, among other issues, the obligation of all WEM agents to prepare, implement and certify an Environmental

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Management System (“EMS”) for the facilities under their responsibility, and to submit and implement an Environmental Planning framed in the certified EMS, as amended by Resolution No. 1/2023 which approves the “Guide of contents, formats and presentation of the reports provided for in Resolution No. 558/2023” among other regulations.
Without prejudice to the environmental regulations specifically applicable to the energy sector, our activities are also subject to compliance with national environmental regulations of a general nature, such as: (a) Law No. 24,051 and its Regulatory Decree No. 831/93 on hazardous waste management; (b) Law No. 25.675 of general environmental protection which, among other matters, establishes that any person that carries out activities that may represent a risk for the environment (according to Annex I of Resolution No. 177/07 of the former Secretariat of Environment and Sustainable Development of the Nation) must acquire an insurance policy for environmental damage of collective incidence to guarantee the payment of the remediation of the potential damage derived from such activities (in accordance with Decree No. 447/19), it also establishes that all those activities that are likely to degrade the environment or affect the quality of life of the population must carry out an environmental impact assessment procedure, which must contain a detailed description of the project of the work or activity to be carried out, as well as the identification of the consequences on the environment and the actions intended to mitigate the negative effects; (c) Law No. 25.688, which establishes the minimum environmental budgets for the preservation of water, its exploitation and rational use; and (d) Law No. 25.670 on minimum budgets for the management and elimination of polychlorinated biphenyls (PCBs) and its Regulatory Decree No. 853/07; and (e) (e) the regulations related to fuel storage facilities, such as Resolutions No. 419/93, No. 404/94, No. 1,102/04 and No. 785/05 (modified by Resolution No. 414/21 and Resolution No. 452/2023) - of the Secretariat of Energy; among other regulations.
Since part of our activities are carried out in the Province of Buenos Aires, we are also subject to compliance with general environmental regulations issued by provincial agencies. These include, for example: (a) Law No. 11,723 and its amendment (Law No. 13,516), which establishes the general environmental regime of the Province of Buenos Aires and includes the obligation to comply with the environmental impact assessment procedure; (b) Resolution No. 492/19 of the former Provincial Agency for Sustainable Development (“OPDS”) - currently the Ministry of Environment of the Province of Buenos Aires - which establishes the environmental impact assessment procedure and the requirements for obtaining the environmental impact statement under Law No. 11,723; (c) Resolution No. 264/19 of the OPDS, which regulates the pre-feasibility of renewable energy projects; (d) the Law No. 11,459 (amended by Law No. 15,107) and its Regulatory Decree No. 531/19 on the establishment and categorization of industries within the jurisdiction of the Province of Buenos Aires; (e) Law No. 11,720 and its Regulatory Decree No. 806/97 (amended by Decree No. 650/2011) on the handling, storage, transportation, treatment and final disposal of special waste and the creation of the Registry of Special Waste Generators and Operators; (f) Law No. 14.343 on environmental liabilities, which in turn provides for the obligation to take out environmental insurance for the execution of risky activities; (g) Law No. 12,257 (Water Code of the Province of Buenos Aires) and its complementary regulations; (h) Resolution No. 2,222/19 of the Water Authority, which regulates the processes for obtaining pre-qualifications, qualifications and permits and its complementary rules;(i) Law No. 11,769, as amended, and its Regulatory Decree No. 2,479/04, which establish the regulatory framework for the electricity sector in the Province of Buenos Aires; (j) Decree No. 1,074/18, which regulates Law No. 5,965 on the protection of supply sources and water courses and receiving bodies and the atmosphere, which establishes that all establishments generating gaseous emissions that discharge into the atmosphere must obtain the License of for Gaseous Emissions to the Atmosphere (Licencia de Emisiones Gaseosas a la Atmósfera), and Resolution No. 559/19 of the former OPDS which provides the procedure for obtaining, modifying or renewing such License; (k) and Resolutions No. 231/96 (as amended by Resolutions No. 1,126/07 of the former Provincial Secretariat of Environmental Policy and No.124/10 of the former OPDS), No.129/97 and No.529/98 of the former Provincial Secretariat of Environmental Policy which establish that all pressure equipment must be registered in the corresponding provincial registry and that they must undergo periodic tests; among other regulations.
With regards to our business conducted in the Province of Chubut, we are subject to, for instance: (a) Law XI No. 35 (Provincial Environmental Code) regulated by Decrees No. 185/09 (amended by Decrees No. 1,379/13, 1,003/16 and 998/16) No. 1,005/16 and No. 1,540/16, which, among other issues, establish the duty to obtain the approval of the environmental impact study by the competent environmental authority and adhere to National Law

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
No. 24,051 on hazardous waste and regulate liquid effluent emitting sources and the management of discharge permits; (b) Law XVII No. 53 (Provincial Water Code); (c) Law XVII No. 88 that establishes the provincial water policy, and its complementary rules such as, for example, Resolution No. 70/15 of the Ministry of Environment and Control of Sustainable Development of Chubut that establishes a series of applicable measures to those projects that contemplate water abstraction -surface or underground-; (d) Law I No. 191 that establishes the regulatory framework for the electricity sector in the Province of Chubut; and (e)Resolution No. 37/17 of the Ministry of Environment and Sustainable Development Control, which establishes the specific methodology for the study of flying fauna to be carried out by proponents of wind projects within the framework of the environmental impact study; among other regulations.
Our activities in the Province of Tucumán are subject to the environmental regulations of this jurisdiction. The regulations worth mentioning are, among others: (a) Law No. 6,253, consolidated and regulated by Decree No. 2,204/91, which establishes the general rules and application methodology for the defense, conservation and improvement of the environment and which, among other matters, regulates the provincial environmental impact assessment regime and Resolution No. 116/03 (modified by Resolution No. 25/04) approves the list of actions or works subject to the Environmental Impact Assessment procedure; (b) Law No. 6,605 (modified by Law No. 6,943), which adheres to National Law No. 24,051 on hazardous waste; (c) Law No. 7,139 and its amendment Law No. 7,140 (Provincial Water Code) and its regulatory decree No. 480/03; and (d) Law No. 7,165 which creates the Registry of Polluting Activities; among other regulations.
Our activities in the Province of San Juan are subject to compliance with the environmental regulations of that Province. Among others, the following regulations are applicable (a) Law No. 504-L and its Regulatory Decree No. 2,067-L, which establish the environmental impact assessment procedure; (b) Law No. 522-L and its Regulatory Decree No. 1,211-L, by which the Province adheres to National Law No. 24,051 and creates the Provincial Registry of Generators, Operators and Transporters of Hazardous Waste; (c) Law No. 348-L and its Regulatory Decree No. 638/89-L, which establish measures for the preservation of soil, water and air, and provide for obtaining an authorization to discharge liquid effluents; (d) Law No. 190-L (Provincial Water Code); and (e) Law No. 524-A and its Regulatory Decree No. 387-A, which establishes the regulatory framework for the electricity sector in the Province of San Juan; among other regulations.
In addition, considering that we also operate in the Province of Río Negro, we are subject to compliance with the environmental regulations of that jurisdiction. These include, for example, the following: (a) Law M No.3,266 (amended by Law M No.3,335/99) and its Regulatory Decrees M No.1,224/02 and M No.656/04, which regulate the environmental impact assessment procedure; (b) Law M No.3.250 (amended by Law No. 3,455), which creates the Provincial System of Registry of Generators, Transporters and Operators of Special Waste; (c) Law Q No. 2,952 (consolidated text of the provincial Water Code); and (d) Law J No. 2,902 and its Regulatory Decree No. 1,291/2009, which establishes the regulatory framework for the Province’s electricity sector; among other regulations.
Finally, since we carry out part of our activities in the Province of Mendoza, we are also subject to compliance with the environmental regulations of that jurisdiction. The following regulations, for example, are worth mentioning: (a) Law No. 5,961 (amended by Laws No. 6,686 and 6,866), which regulates the environmental impact assessment procedure and its Regulatory Decree No. 2109/94, which lists the requirements for such assessment, project categorizations and studies according to the estimated impact on the environment, among other matters; (b) Law No. 5,917/92, by which the Province adheres to National Law No. 24.051 on Hazardous Waste and its Regulatory Decree No. 2,625/99; (c) Law No. 430 (General Water Law); (d) Resolution No. 778/96 of the General Department of Irrigation (Departamento General de Irrigación) (“DGI”) which establishes the general regulations for the control of water pollution and regulates discharges, controls, authorizations and permits; (d) Law No. 6,497 which regulates the provincial electric power regulatory framework of the Province (modified by Laws No. 9,219); among other regulations.
Anti-Money Laundering
The term “money laundering” is used to denote transactions intended to introduce criminal proceeds into the institutional system and thus to transform profits from illegal activities into assets of a seemingly legitimate origin.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
On April 13, 2000, the Argentine Congress passed Law No. 25,246, subsequently amended by Laws No. 26,087; 26,119; 26,268, 26,683, 26,734 and 27,739, among others, (collectively, the “Anti-Money Laundering and Terrorism Financing Law”) which created, at a national level, the Anti-Money Laundering, Terrorism Financing and Proliferation of Weapons of Mass Destruction Regime (Prevención de Lavado de Activos, Financiamiento del Terrorismo y de la Proliferación de Armas de Destrucción Masiva) (“PLA/FT”), defining money laundering as a type of crime, creating and appointing the Argentine Financial Information Unit (Unidad de Información Financiera) (“UIF”), as the enforcement authority of the regime and imposing on several public and private entities the statutory obligations to provide information and cooperate with the UIF.
The UIF is a decentralized and self-governing agency with financial autarky under the scope of the Ministry of Justice whose mission is to prevent and hinder money laundering, terrorism financing and the proliferation of weapons of mass destruction.
Below is a summary of certain provisions of the anti-money laundering regime set forth by the Anti-Money Laundering and Terrorism Financing Law, as amended and supplemented by other rules and regulations, including regulations issued by the UIF and the CNV. Investors are advised to consult their own legal counsel and to read the Anti-Money Laundering and Terrorism Financing Law and its supplementary regulations.
Money Laundering and Terrorism Financing Crimes
(a)Money Laundering
Section 303 of the Argentine Criminal Code defines money laundering as a crime committed by any person who exchanges, transfers, manages, sells, levies, disguises or in any other way commercializes goods obtained through a crime, with the possible consequence that the original assets or the substitute thereof appear to come from a lawful source, whether such amount results from one or more related transactions. Section 303 of the Argentine Criminal Code establishes the following penalties:
(i)If the amount of the transaction exceeds 150 minimum, vital, and mobile wages, which as of the date of this prospectus represents an equivalent of Ps.52,020,000, imprisonment from three to ten years and fines ranging from two to ten times the amount of the transaction will be imposed. This penalty will be increased by one-third of the maximum and one-half of the minimum, when:
the person carries out the act on a regular basis or as a member of an association or gang organized with the aim of continuously committing acts of a similar nature;
the person is a public official who carries out the act in the course of his duties or in connection with its duties. In this case, the person shall be banned from occupying public offices for three to ten years. The same penalty shall apply to the person who acted in the course of a profession or trade which requires special authorization;
the person who receives money or other assets originated in an illegal deed, with the aim to apply these funds to any of the operations described above, for them to appear to be legally obtained, shall be punished by imprisonment from between six months to three years;
if the value of the assets does not exceed 150 minimum, vital, and mobile wages, which as of the date of this prospectus represents an equivalent of Ps.52,020,000, the penalty shall consist of a fine ranging from five to 20 times the amount of the transaction.
The provisions of the aforementioned section shall apply even when the preceding criminal offense was committed outside the territorial scope of the Argentine Criminal Code, provided that the act constituting the offense was also punishable by a penalty in the place where it was committed.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
(b)Criminal Sanctions Against Legal Entities
Section 304 of the Argentine Criminal Code foresees that when the illegal deeds have been made in the name, with the intervention or for the benefit of a corporation, such entity shall receive, jointly or alternatively, the following sanctions:
(i)fine from two to 10 times the value of the assets object of the felony;
(ii)total or partial suspension of activities, which under no circumstance shall exceed 10 years;
(iii)suspension to participate in public bidding processes for works or public services or to carry out any activity in connection with the Argentine government, which under no circumstance shall exceed ten years;
(iv)annulment of legal personality if the entity was incorporated for the sole purpose of committing a crime, or such acts represent the entity’s main business;
(v)loss or suspension of the state benefits to which it is entitled;
publication of an extract of the condemning judgment, at the legal entity’s expense.
In order for these sanctions to be reduced, the judges shall take into consideration the breach of rules and internal procedures, the omission vigilance of the activities of the authors and accessories, the extension of the damage, the amount of money involved in the commission of the crime, the size, the natural and the economic capacity of the entity. If the continuity of the entity, a work or a particular service were necessary, the sanctions foreseen in subsections (ii) and (iv) above shall not be applied.
(c)Terrorism Financing and the Proliferation of Weapons of Mass Destruction
Furthermore, section 306 of the Argentine Criminal Code defines terrorism financing and the proliferation of weapons of mass destruction as a type of crime. It is committed by any person who, directly or indirectly, collected or provided money or other assets, from lawful or unlawful sources, with the intention of applying them or knowing they will be applied totally or partially:
(i)to finance the commission of a crime with the objective set out in section 41 quinquies of the Argentine Criminal Code (acts committed with the aim of terrorizing the population or compel national public authorities, foreign governments or agents of an international organization to carry out or refrain from carrying out any acts);
(ii)by an organization which commits or attempts to commit crimes with the objective set out in section 41 quinquies of the Argentine Criminal Code;
(iii)by an individual who commits, attempts to commit, or is in any way an accessory to, the commission of crimes with the objective set out in section 41 quinquies of the Argentine Criminal Code;
(iv)financing, for himself or for third parties, the travel or logistics of persons and/or things to a State other than that of his residence or nationality, or within the same national territory for the purpose of perpetrating, planning, preparing or participating in the purpose set forth in i);
(v)financing, for themselves or for third parties, the provision or receipt of training for the commission of offenses for the purpose set forth in (i); and
(vi)financing the acquisition, elaboration, production, development, possession, supply, export, import, storage, transportation, transfer, or in any form the use of weapons of mass destruction of nuclear, chemical, biological type, their delivery systems, means of delivery and their related materials, including dual-use technologies and goods to commit any of the crimes provided for in this Code or in International Conventions.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
The penalty for this crime is imprisonment of five to 15 years and a fine of between two and ten times the amount of the transactions. Likewise, the same sanctions as those imposed on legal entities, as described with respect to money laundering crimes, are applicable.
The same penalty of imprisonment and fine shall also apply to anyone who elaborates, produces, manufactures, develops, possesses, supplies, exports, imports, stores, transports, transfers, uses or, in any way, proliferates, increases, reproduces or multiplies the weapons of mass destruction referred to in paragraph (vi) above, their means of delivery and related materials intended for their preparation.
The established penalties will be applied regardless of the commission of the crime for which the financing was intended and, if the latter is committed, even if the goods or money were not used for its commission.
If the scale of penalties provided for the offense financed or intended to be financed is lower than that set forth herein, the scale of penalties for the offense in question shall apply to the case.
The provisions of this section shall apply even when the offense being financed or intended to be financed takes place outside the spatial scope of application of the Anti-Money Laundering and Terrorism Financing Law, or when in the case of paragraphs (ii) and (iii) the organization or individual is located outside the national territory, provided that the act has also been punishable in the jurisdiction competent to prosecute it.
Parties Under the Duty to Report to and Cooperate with the UIF
In line with international PLA/FT/FP standards, the Anti-Money Laundering and Terrorism Financing Law does not merely appoint the UIF as the agency responsible for preventing money laundering, terrorism financing and the proliferation of weapons of mass destruction, but it also imposes certain duties on various public and private sector entities which are designated as parties legally bound to report to and cooperate with the UIF.
According to the Anti-Money Laundering and Terrorism Financing Law, together with any supplementary rules thereof, the following persons, among others, are parties legally bound to report to and cooperate with the UIF: (i) banks, financial institutions and insurance companies; (ii) exchange agencies and individuals and legal entities authorized by the Central Bank to operate in the purchase and sale of foreign currency in the form of cash or checks drawn in foreign currency or by means of credit or debit cards or via the transfer of funds within Argentina or abroad; (iii) virtual asset service providers, non-financial credit providers, issuers, operators and/or providers of collection and/or payment services, central securities depository agents, and corporate and fiduciary service providers; (iv) Settlement and Clearing Agents; Trading Agents; Settlement and Clearing Agents, individuals and/or legal entities registered with the CNV engaged in the underwriting of Mutual Investment Funds or other collective investment products authorized by such Authority; Collective Financing Platforms, Global Investment Advisory Agents and legal entities discharging duties as financial trustees whose trust securities are authorized for public offering by the CNV and agents registered by such controlling authority that are engaged in the underwriting of marketable securities issued under the abovementioned financial trusts; (v) governmental organizations, such as the Central Bank, the ARCA, the National Superintendence of Insurance (Superintendencia de Seguros de la Nación), the CNV and the local public registry (including the Inspección General de Justicia) and (vi) professionals in economics sciences and notaries public.
Pursuant to the Anti-Money Laundering and Terrorism Financing Law, parties legally bound to report to and cooperate with the UIF shall be deemed not to include those Agents registered with the CNV under the sub-category of Settlement and Clearing Agents—Direct Participant—always provided that the scope of their duties is exclusively restricted to register futures contracts and futures option contracts, traded on markets under the CNV’s supervision, for their own account and with their own funds and they do not offer intermediation services or the opening of trading accounts to third parties to place orders and operate the above-mentioned instruments; the foregoing, pursuant to the provisions of General Resolution No. 816/2019 issued by the CNV or any other regulations amending, supplementing or superseding same.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
The parties under the duty to report to and cooperate with the UIF must comply with the following duties:
(i)Obtaining documentation from their customers that irrefutably evidences their identity, legal status, domicile, residence and other data stipulated in each case (which may be embodied in a know your customer policy).
(ii)Report to the UIF, without any delay, any fact or operation, whether carried out or attempted, about which there is suspicion or reasonable grounds to suspect that the assets or other involved assets originate from or are linked to a criminal offense or are related to the financing of terrorism, or the financing of the proliferation of weapons of mass destruction, or that, having been previously identified as unusual, after the analysis and evaluation carried out by the obligated subject, do not justify the unusual nature.
Within the framework of the analysis of a suspicious transaction report, or a voluntary declaration, or the exchange of information with analogous foreign bodies, the aforementioned natural and legal persons cannot refrain from disclosing to the UIF any information required of them, alleging that such information is subject to banking, exchange, or professional secrecy or confidentiality agreements of a similar legal or contractual nature.
In the event of failing to report a suspicious transaction, a fine of between one and ten times the total value of the transaction’s assets will be applied. In the case of other infractions (for formal non-compliance), the fixed amounts as a unit of measure for the fine are replaced by annually updatable modules.
The following sanctions are included: (x) warning; (y) warning with the obligation to publish the dispositive part of the resolution; and (z) for compliance officers, disqualification for up to five years from performing functions in such a capacity.
(iii)Abstaining from disclosing to customers or third parties any act performed in compliance with the Anti-Money Laundering and Terrorism Financing Law.
(iv)Register with the UIF.
(v)Document the AML/CFT/PF procedures, establishing internal manuals that reflect the tasks to be performed, assigning the corresponding functional responsibilities, in accordance with the structure of the regulated entity, and taking into account a risk-based approach.
(vi)Designate compliance officers who shall be responsible before the UIF for compliance with the obligations established by the applicable law. The designated persons shall be part of the entity’s management body. Their function is to formalize the filings to be made within the framework of the obligations established by law and the directives and instructions issued accordingly. Notwithstanding the foregoing, the responsibility for compliance with the obligations of the law is joint and several and unlimited for all the members of the administrative body. In the event that the regulated entity is a company not incorporated in accordance with the provisions of the Argentine General Companies Law, or any other structure with or without legal personality, the obligation to report falls on any of its partners.
(vii)Obtain information and determine the purpose and nature of the relationship established with the client.
(viii)Determine the risk of money laundering, financing of terrorism and financing of the proliferation of weapons of mass destruction associated with clients; the products, services, transactions, operations or distribution channels; the geographical areas involved; perform a self-assessment of such risks and implement suitable measures for their mitigation.
(ix)Conduct ongoing due diligence of the commercial, contractual, economic and/or financial relationship and establish monitoring rules to examine transactions throughout the course of the relationship to ensure that they are consistent with the regulated entity’s knowledge of the customer, its activity and risk profile, including, where necessary, the origin of the funds.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
(x)Identify the persons who exercise management and representation functions of the client and those who have powers of disposition.
(xi)Adopt specific measures to mitigate the risk of money laundering, financing of terrorism and financing of the proliferation of weapons of mass destruction, when establishing a relationship or contracting a service and/or product with customers who have not been physically present for identification purposes.
(xii)Have appropriate risk management systems in place to determine whether the client or beneficial owner(s) is/are a politically exposed person.
(xiii)Determine the origin and legality of the funds.
(xiv)Retain, for a minimum period of ten years, in physical or digital form, all necessary records on transactions, both local and international, to be able to promptly and satisfactorily comply with requests for information made by the UIF and/or other competent authorities. These records should be sufficient to allow reconstruction of individual transactions in a manner that will serve as evidence. They should also retain all records obtained through customer due diligence measures, customer files and business correspondence, including the results of any analysis performed.
If the obligated party is unable to comply with the obligations set forth in points (i), (vii), (viii), and (ix) above-mentioned, this shall be understood as an impediment to the initiation or continuation of the relationship with the client, without prejudice to the fact that an additional analysis must be conducted to decide whether it is appropriate to file a suspicious transaction report with the UIF.
In accordance with Schedule I of Resolution No. 61/2023 issued by the UIF (providing for the mechanism for supervision and inspection by the UIF), both the Central Bank and the CNV are considered “Specific Control Organs.” In such capacity, they must cooperate with the UIF in the evaluation of compliance with the PLA/FT proceedings by the parties subject to their control. In that respect, they are entitled to supervise, monitor and inspect such entities. Denying, delaying or obstructing inspections by the parties under the obligation to report to and cooperate with the UIF shall give rise to administrative penalties to be imposed by the UIF as well as criminal sanctions.
The Central Bank and the CNV shall also observe the PLAT/FT-related rules set forth by the UIF, including the duty to report suspicious transactions. Likewise, the parties under the duty to report that are regulated by these agencies are subject to compliance with Resolutions (UIF) No. 14/2023 and 78/2023, respectively. Such resolutions lay down the guidelines that such agencies must adopt and apply to manage, in compliance with their policies, proceedings and controls, the risk of being used by third parties with criminal purposes in connection with money laundering and terrorism financing. Resolution (UIF) No. 56/2024 amended Resolutions (UIF) No. 14/2023 and No. 78/2023, granting obligated entities an adaptation period until June 30, 2024, to implement new deadlines for reporting suspicious transactions related to money laundering. Following expiration of this period, such transactions must be reported within 24 hours of being determined suspicious, and in no event later than 90 calendar days from the date the transaction was carried out or attempted. For entities with risk-segmented monitoring systems, the 90-day period is calculated as follows: (i) from the transaction date for high-risk alerts; and (ii) from the alert date in all other cases, provided that the alert is generated no later than 15 days from the underlying transaction for medium risk, and no later than 30 days for low risk.
The above-mentioned rules changed the formalist approach in terms of statutory compliance to a risk-based approach (Enfoque Basado en Riesgos), pursuant to the revised recommendations of the Financial Action Task Force in 2012, so as to guarantee that the measures implemented are commensurate with the identified risks. Therefore, the parties under the duty to report shall identify and evaluate their risks and, on such basis, they shall adopt measures aimed at managing and mitigating such risks, so as to more effectively prevent money laundering and terrorism financing. Furthermore, such rules integrate the provisions of Resolution (UIF) No. 4/17, whereby special due diligence proceedings may be carried out with respect to customers supervised abroad (formerly known as “international investors”) and local customers that are parties under the duty to report to the UIF.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Resolution (UIF) No. 14/2023, which establishes specific rules for the financial sector, among other things, prohibits the maintenance of anonymous accounts or accounts under fictitious names, stresses the need to apply enhanced customer due diligence measures commensurate with the risks identified, and provides for the possibility for financial institutions to use third parties to carry out certain due diligence measures.
In October 2021, the Resolution (UIF) No. 112/2021, which set out certain measures and procedures to be observed by all regulated entities to identify beneficial owners. Article 2 defined beneficial owner as the individual or individuals who hold at least 10% of the share capital or voting rights of a legal entity, trust, investment fund, estate, or other legal structure, or who otherwise exercises ultimate control over it.
The Resolution clarifies that “ultimate control” may be exercised directly or indirectly, through ownership chains or other mechanisms, and also in situations where, due to legal or factual circumstances, an individual has the ability to unilaterally determine the entity’s will—such as in decision-making or the appointment and removal of its governing body.
When the majority ownership of the entity corresponds to a company that offers its securities to the public, listed on a local or foreign authorized market, and subject to transparency and/or disclosure requirements, such circumstance must be disclosed for the purposes of being exempted from this identification requirement.
Furthermore, where it is not possible to identify the beneficial owner, the individual in charge of the management, administration, or representation of the legal entity or structure shall be deemed the beneficial owner, without prejudice to the UIF’s authority to verify the reasons for such non-identification.
All companies, legal entities or other contractual entities or legal structures that carry out activities in Argentina and/or own goods and/or assets located and/or placed in Argentina, must inform their beneficial owners, for the purpose of their incorporation in the public registry of beneficial owners. All individuals or legal entities that carry out activities as virtual asset service providers must inform about their activities, for the purpose of their incorporation in the registry of virtual asset service providers All companies, legal entities or other contractual entities or legal structures that carry out activities in Argentina and/or own goods and/or assets located and/or placed in Argentina, must inform their beneficial owners, for the purpose of their incorporation in the public registry of beneficial owners. All individuals or legal entities that carry out activities as virtual asset service providers must inform about their activities, for the purpose of their incorporation in the registry of virtual asset service providers.
Corporate Criminal Liability Law
Law 27,401 (as amended from time to time) (“Corporate Criminal Liability Law”) establishes a criminal liability regime for legal entities for certain offenses against public administration, including bribery and influence peddling, incompatible negotiations with the exercise of public functions, illicit enrichment, and preparation of false financial statements. This applies to offenses committed directly or indirectly in the name of, on behalf of, or for the benefit of the legal entity from which it could benefit, when commission of the offense results from ineffective control or supervision by the legal entity.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
BUSINESS OVERVIEW
Overview
We are the leading renewable energy platform in Argentina, operating the country’s largest utility-scale wind and solar assets, complemented by strategically located thermal capacity. As of the date of this prospectus, we own and operate 1,949 MW of gross installed capacity, including 1,586 MW from renewables (wind and solar), and 363 MW from thermal generation. On December 24, 2025, the San Rafael solar project achieved partial commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity. As of December 31, 2025, we operated approximately 23% of Argentina’s wind and solar installed capacity, according to CAMMESA. As of December 31, 2025, our revenues totaled U.S.$361.3 million, our net income was U.S.$94.5 million, and our Adjusted EBITDA with Joint Ventures was U.S.$274.9 million.
Our business model is built on a disciplined “develop-to-own and operate” approach, leveraging in-house project origination, rigorous construction management, and advanced data-driven operations. Nearly all our revenues are generated under long-term, U.S. dollar-denominated PPAs, including contracts with CAMMESA (under the RenovAr program and Resolution 202/2016) and with C&I customers through the MATER framework. As of the date of this prospectus, we have a pipeline of non-conventional renewable assets focused on wind and solar generation with existing transmission interconnection capacity, and also of BESS. This portfolio includes 239 MW under construction (San Rafael, San Juan Sur, Lincoln and Junín and BESS Maschwitz projects), 175 MW ready to build, 2,519 MW in development, 1,273 MW in pre-development and 1,200 MW in prospection. We define non-conventional renewable assets as power generation assets that use the following natural resources to generate energy: solar, wind, biogas, biomass, small hydro (less than 50 MW).
Our mission is to deliver reliable, sustainable electricity to Argentina’s largest energy consumers by developing, constructing, and operating high-efficiency, low environmental impact assets. Since 2017, we have invested over U.S.$1.7 billion, adding 1.4 GW of new renewable capacity developed by Genneia. Our track record includes delivering projects on time and on budget, even during challenging macroeconomic cycles, supported by robust off-take agreements, strong relationships with global OEMs and lenders, and a centralized CECO that enables predictive maintenance and real-time optimization.
Our portfolio is concentrated in Argentina’s most attractive renewable corridors—the southern Patagonia region and the southeast of Buenos Aires for wind, and San Juan and Mendoza in the northwest for solar—with thermal peaking units near demand hubs to support grid stability. As of the date of this prospectus, we have under construction two utility-scale solar projects (San Rafael and San Juan Sur, with 180 MW and 129 MW of total capacity, respectively), along with a pipeline of additional projects. The San Rafael solar project had 150 MW of 180 MW commissioned as of the date of this prospectus.
Our Business Segments
We operate in the following business segments: (i) electric power generation from wind renewable energy sources; (ii) electric power generation from solar renewable energy sources; (iii) electric power generation from conventional sources; and (iv) natural gas trading and gas transportation. Additionally, revenues, costs and assets not related to these business segments, including corporate administration and other income (expenses), are included under “Corporate and others” caption which the Company does not consider a segment.
Electric Power Generation from Wind Renewable Energy Sources. We own and operate eight high-quality wind power generation assets using state-of-the-art equipment and technology, for a total gross installed capacity of 946 MW as of the date of this prospectus. As an early participant in the renewable market, we secured access to prime locations with strong wind resources and access to the power grid. Most of our wind farms, as of the date of this prospectus, are located in the Province of Chubut, in the Patagonia region of Argentina, with the exception of Villalonga I, Villalonga II, Necochea and La Elbita, which are located in the Province of Buenos Aires, and Pomona I and II, which are located in the Province of Río Negro. For the years ended December 31, 2025 and 2024, the weighted average capacity factor of our wind farms were 47.3% and 45.1%, respectively. We generated a total of 3,924 GWh and 3,387 GWh of gross wind energy (including joint ventures) in the years ended December 31, 2025

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and December 31, 2024, respectively, representing approximately 21.1% and 21.0% of the wind energy generated in the country during those years, respectively, according to information published by CAMMESA. Our revenues from the electric power generation from wind renewable sources totaled U.S.$250.6 million, U.S.$226.5 million and U.S.$215.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our segment profit from the electric power generation from wind renewable sources totaled U.S.$166.7 million, U.S.$137.3 million and U.S.$152.2 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our Adjusted EBITDA from the electric power generation from wind renewable sources totaled U.S.$212.8 million, U.S.$193.9 million and U.S.$187.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.
Our Net (loss) income from Joint Ventures totaled U.S.$(0.7) million, U.S.$(3.5) million and U.S.$2.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our Adjusted EBITDA from Joint Ventures totaled U.S.$16.3 million, U.S.$17.1 million and U.S.$17.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our Adjusted EBITDA from Joint Ventures is 100% related to our wind segment.
Electric Power Generation from Solar Renewable Energy Sources. We own and operate three solar farms in the Province of San Juan (Ullum solar farms, Sierras de Ullum and Tocota III) for a total installed capacity of 220 MW, and three solar farms in the Province of Mendoza (Malargüe I, Anchoris and San Rafael) for a total installed capacity of 420 MW (including 150 MW out of 180 MW from the San Rafael project, of which 30 MW is to be commissioned). In the year ended December 31, 2025 and 2024, the weighted average capacity factor of our solar farms was 25.3%, and 25.4%, respectively. We generated a total of 940 GWh and 489 GWh of solar energy in the year ended December 31, 2025 and 2024, representing approximately 18.4% and 12.4%, respectively, of the solar energy generated in the country during that period, according to information published by CAMMESA. Our revenues from the electric power generation from solar renewable sources totaled U.S.$58.6 million, U.S.$30.9 million and U.S.$21.8 million for the years ended December 31,2025, 2024 and 2023, respectively. Our segment profit (loss) from electric power generation from solar renewable sources totaled U.S.$22.2 million, U.S.$9.5 million and U.S.$13.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our Adjusted EBITDA from electric power generation from solar renewable sources totaled U.S.$49.0 million, U.S.$25.5 million and U.S.$18.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.
Electric Power Generation from Conventional Sources. We currently operate two thermal power plants with a total installed capacity of 363 MW as of the date of this prospectus, which are strategically located in the Provinces of Buenos Aires and Tucumán. These plants (Bragado and Cruz Alta) utilize technology that enables them to supply energy to the national interconnected power grid during peak demand periods (“peak dispatch”) and compensate for grid intermittency caused by renewable energy growth in Argentina. Consequently, the most significant part of this segment’s revenues come from the sale of firm capacity. In the year ended December 31, 2025 and 2024, the availability factor for our thermal assets reached 81.6% and 86.5%, respectively. Our revenues from the electric power generation from conventional sources totaled U.S.$45.7 million, U.S.$45.4 million and U.S.$39.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our segment profit from electric power generation from conventional sources totaled U.S.$15.2 million, U.S.$38.3 million and U.S.$19.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our Adjusted EBITDA from electric power generation from conventional sources totaled U.S.$31.6 million, U.S.$32.4 million and U.S.$31.9 million for the years ended December 31, 2025, 2024 and 2023, respectively.
Natural Gas Trading and Gas Transportation. We are also engaged in the trading of natural gas through the MEG and in the commercialization of natural gas transportation capacity assigned to us. Our revenues from the natural gas trading and gas transportation segment totaled U.S.$4.0 million, U.S.$4.4 million and U.S.$5.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our segment profit from natural gas trading and gas transportation totaled U.S.$1.5 million, U.S.$2.4 million and U.S.$4.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our Adjusted EBITDA from natural gas trading and gas transportation totaled U.S.$1.5 million, U.S.$2.4 million and U.S.$5.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.
For further information regarding our profit by segment, please refer to “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures,” note 12 to our Audited Financial Statements.

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Corporate and Others. We generate certain revenues and incur costs not related to our business segments, including those from corporate overhead and cash management activities, which are included under the “corporate and others” caption, which the Company does not consider a segment. Our revenues from corporate and others totaled U.S.$2.5 million, U.S.$3.9 million and U.S.$3.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.
Our History and Corporate Evolution
Origins and early development (1990s to 2015). Genneia traces its roots to Argentina’s energy sector liberalization, initially operating in gas trading, transportation, and thermal power. Incorporated in 1991 as Empresa de Gas del Sudeste (Emgasud S.A.), with the corporate objective to operate in the natural gas distribution business in Argentina. We entered the energy trading business in 2004 and thermal generation in 2007. We started wind measurements in several locations in Argentina in 2008, even when wind projects were not economically feasible in the country. In 2010, we became an early mover in wind power, developing Rawson I and II and Madryn wind farms, and by 2012, Rawson became Argentina’s largest wind farm at the time.
Policy inflection and renewable scale-up (2016 to 2021). Following the 2015 enactment of Law 27,191 and the launch of the RenovAr program, Genneia pivoted to renewables, investing over U.S.$1.6 billion and adding more than 1,359 MW of wind and solar capacity, and securing long-term operations and maintenance (“O&M”) agreements with global OEMs. We commissioned flagship projects such as Madryn I and II, the Chubut Norte cluster, Pomona I, Villalonga I, and the Ullum solar complex. During this period, we also decommissioned 279 MW of thermal capacity, reinforcing our decarbonization strategy.
Private PPAs and portfolio maturation (2022 to date). With the emergence of the MATER private market for large users, Genneia entered a new growth cycle focused on private PPAs and transmission interconnection capacity awards. We added solar (Sierras de Ullum, Tocota III, Malargüe I, Anchoris) and wind (La Elbita) projects, also including O&M agreements with global OEMs. Our approach emphasizes on-time, on-budget execution, conservative leverage, and a balanced mix of CAMMESA and private off-takers.
Today, our portfolio reflects the compounding of: (i) an early and continuous presence in high-quality resource basins; (ii) a development culture grounded in bankability standards of institutions such as the International Finance Corporation and other development finance institutions (“DFIs”) and export credit agencies (“ECAs”); (iii) an operating model that integrates CECO-enabled reliability and predictive maintenance; and (iv) disciplined capital allocation across cycles.
Evolution of our Installed Capacity by Technology (MW)
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•Includes the San Rafael 150 MW project. On December 24, 2025 the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity. For 2027, as of the date of this prospectus, blocks filled with white color and with dashed borders represent projects under construction with estimated COD during 2026 and early 2027.
Our Business Model and Value Proposition
We are an integrated, develop-to-own and operate independent power producer involved in all aspects of power generation projects. Our value proposition is to deliver long-term, U.S. Dollar-denominated contracted cash flows, supported by high-quality resource assets and proven execution. This translates into stable operating margins and capital efficiency over the asset life.
The chart below shows our developments process:
Genneia’s Full cycle “Develop-to-Own and Operate” process
Project Lifecycle. We manage the full lifecycle of our projects from origination to operations:
1.Prospecting and site control. We conduct extensive, multi-year wind and solar measurements using both on-site met masts and satellite data. This enables us to accurately characterize resource quality, optimize site selection, and maximize energy yield. Our in-house team leverages advanced modeling tools and third-party validation to ensure robust and bankable resource assessments. We also prioritize interconnection nodes with limited curtailment risk and secure land through long-term usufruct or lease arrangements. We also evaluate transmission interconnection capacity opportunities under the MATER framework and, where applicable, potential transmission-associated paths recognized by Resolution 360/2023.
2.Land procurement. Early engagement with landowners is a cornerstone of our strategy. We secure long-term usufruct or lease agreements for priority sites, often years in advance of development, to guarantee access to the best resource locations and interconnection nodes. Our land team manages all aspects of title verification, permitting, and stakeholder relations to minimize risk in project execution.
3.Development and permitting. Our permitting process is aligned with international best practices, including IFC performance standards and DFI, and ECA requirements, including ESAP, biodiversity, and stakeholder engagement plans. We conduct comprehensive environmental and social impact assessments,

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secure all necessary construction and operating permits, and implement robust stakeholder engagement plans to ensure community support and regulatory compliance.
4.Transmission and interconnection. We prioritize sites with favorable access to the national grid after conducting detailed interconnection studies and proactively engaging with transmission operators. Where necessary, we invest in substations or short spur lines to unlock additional capacity, leveraging regulatory frameworks such as Resolution 360/2023 to secure transmission interconnection capacity and mitigate curtailment risk. An example of this is the Puerto Madryn substation expansion, which we built with a partner to secure interconnection for our Madryn wind farm.
5.Commercial strategy and off-take. We pursue bankable off-take agreements via MATER PPAs with C&I customers supported by transmission interconnection capacity. In the past, we also pursued RenovAr/Resolution 202/2016 CAMMESA PPAs supported by the FODER and, in certain cases, World Bank guarantees, although those opportunities concluded with the last RenovAr auction (RenovAr Round 3) in 2019. Our contracting strategy diversifies tenors and pricing mechanisms (U.S. Dollar-denominated) to balance duration and credit.
6.Financing. We combine non-recourse project financing at the special purpose vehicle (“SPV”) level with corporate facilities and access to capital markets. We have repeatedly accessed international and local debt markets since 2017 and secured long-term loans with DFIs and ECAs.
7.Construction. We run competitive EPC and OEM sourcing processes, standardize wind turbine and solar PV platforms to capture economies of scale, and enforce strict schedule and cost controls. All major projects are executed through our in-house EPC management and supported by leading OEMs and contractors in the renewables industry and the Argentine market. Our standardized platforms and rigorous contract management ensures timely, on-budget delivery, backed by OEM performance bonds and industry-standard liquidated damages arrangements. Dedicated project management teams oversee all aspects of construction, from civil works to grid connection and commissioning. We implement real-time monitoring and quality assurance protocols to safeguard that each asset meets or exceeds performance and reliability targets.
8.Operations and optimization. Our CECO operates 24 hours a day, seven days a week with real time SCADA visibility across our assets, enabling (i) predictive maintenance, (ii) curtailment management and re-dispatch, (iii) availability tracking relative to OEM SLA thresholds, and (iv) energy yield optimization via wake loss mitigation, yaw alignment and inverter clipping strategies. We implement long-term service and availability agreements with Vestas, Nordex, and Goldwind, which include availability commitments in the 97-98% range for the first two, and 90% for Goldwind, depending on the contract.
9.Life-cycle investment and repowering. We plan major component replacements and potential repowerings after 10 to 15 years, depending on technology, resource regime and off-take incentives. With respect to solar plants, we assess the need for calibration or replacement of weather sensors due to obsolescence or degradation. Our control systems have evolved with the sophistication of algorithms to optimize sun tracking, robustness in supply voltage stability, and safety features.

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Our Business Model
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•“DFI-Grade Ready to Build” refers to ready-to-build standards of development finance institutions which are typically among the strictest in the power generation projects in terms of environmental, permitting and contracting requirements.
•“FID” refers to Final Investment Decision, a critical project stage where a company’s management or board formally approves the execution of a project, once sufficient financial, technical and legal due diligence has been completed to justify a major capital commitment, and the project is moving from the planning and design phases into full-scale execution and construction.
•“NTP” refers to Notice to Proceed, which is a formal, written instruction from a project sponsor to a contractor that officially authorizes the contractor to begin work on a project.
•“COD” refers to commercial operation date, the official start date when a power asset begins to generate electricity and delivers it to the grid, marking the point when it is declared fully operational and has met all contractual, performance, and testing requirements.
•“O&M” refers to Operations and Maintenance of the asset once it is operational.
Revenue Model. Our revenues are predominantly contracted, U.S. Dollar-denominated and long-duration:
•CAMMESA PPAs (RenovAr/Resolution 202/2016/GENREN). These PPAs typically run 15 to 20 years, are U.S. Dollar-denominated, and, for PPAs awarded under RenovAr/Resolution 202/2016, are supported by the FODER payment and termination guarantees, and in some cases with World Bank backstops on certain sovereign obligations—features specifically designed to mitigate payment and termination risk for lenders and sponsors.
•Private PPAs (MATER). Off-take agreements with corporate and industrial client under MATER are U.S. Dollar-denominated, with transmission interconnection capacity assigned in quarterly processes governed by Resolution 281-E/2017 and updated by Resolution 360/2023, including options linked to transmission expansions and revised tie break rules in constrained corridors.
•Thermal Remuneration. Our thermal portfolio is primarily compensated for availability (capacity payments) under the Base Energy Remuneration Framework and Resolution 21/2016 auction contracts, which were designed to add fast track capacity to the grid to meet peak and reliability needs.

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The following table provides an overview of our operating assets and the respective contractual frameworks:

Site	Generation Unit	Technology	COD (1)	Gross Installed Capacity (MW)	Energy Price(2)(6)	PPA Framework(3)	PPA Expiration(6)
Rawson	Rawson I	Wind	January 2012	52.50	60	MATER	2027
	Rawson II	Wind	January 2012	31.15	60	MATER	2027
	Rawson III	Wind	December 2017	25.05	60	MATER	—
Trelew(7)	Trelew	Wind	August 2013	51.00	127	GENREN	2028
Madryn	Madryn I	Wind	November 2018	71.10	76	Resolution 202	2038
	Madryn II	Wind	September 2019	151.20	76	Resolution 202	2039
Villalonga	Villalonga I	Wind	December 2018	51.75	55	RenovAr	2038
	Villalonga II	Wind	February 2019	3.45	60	MATER	—
Pomona	Pomona I	Wind	July 2019	101.40	55	RenovAr	2039
	Pomona II	Wind	August 2019	11.70	60	MATER	—
Chubut Norte	Chubut Norte I	Wind	December 2018	28.80	66	RenovAr	2038
	Chubut Norte II	Wind	March 2021	26.28	60	MATER	—
	Chubut Norte III(4)	Wind	February 2021	57.66	39	RenovAr	2041
	Chubut Norte IV(5)	Wind	February 2021	83.22	39	RenovAr	2041
Necochea	Necochea(4)	Wind	February 2020	37.95	56	RenovAr	2040
La Elbita	La Elbita I	Wind	October 2024	103.50	60	MATER	—
	La Elbita II	Wind	October 2024	36.50	60	MATER	—
	La Elbita III	Wind	October 2024	22.00	60	MATER	—
Ullum	Ullum I	Solar	December 2018	25.00	54	RenovAr	2038
	Ullum II	Solar	December 2018	25.00	55	RenovAr	2038
	Ullum III	Solar	December 2018	32.00	58	RenovAr	2038
Sierras de Ullum	Sierras de Ullum	Solar	March 2023	78.00	60	MATER	—
Tocota	Tocota III	Solar	February 2024	60.00	60	MATER	—
Malargüe	Malargüe I	Solar	January 2025	90.00	60	MATER	—
Anchoris	Anchoris	Solar	August 2025	180.00	60	MATER	—
San Rafael(8)	San Rafael	Solar	December 2025 and February 2026	150.00	60	MATER	—
Cruz Alta	Cruz Alta	Thermal(9)	June 2003	245.00	60	Base Energy	—
Bragado	Bragado II	Thermal(9)	February 2017	59.00	25,000	Resolution 21	2027
	Bragado III	Thermal(9)	May 2017	59.00	19,000	Resolution 21	2027
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(1)Commercial operation date of the entire installed capacity of the generation unit. MATER projects have had partial commercial operation authorizations. Date in table indicates last COD.
(2)Prices expressed in U.S. Dollars: for (i) thermal energy: monthly per MW installed capacity, and (ii) renewable energy: in MW/hour for electricity actually dispatched. The annual adjustment factor is not included for PPAs awarded under the RenovAr program and Resolution 202. For the facilities under the MATER framework, the portfolio of energy sold to private clients achieves an average price of around U.S.$60/MWh.
(3)CAMMESA is the buyer under the RenovAr, GENREN, Resolution 202, Resolution 220 and Resolution 21 PPAs. Several large industrial users are private buyers under the MATER framework.
(4)Our equity interest is 51%.
(5)Our equity interest is 50%.
(6)The energy sold to private buyers under the MATER framework comes from multiple facilities, including Rawson I, II and III, Villalonga II, Pomona II, Chubut Norte II, Sierras de Ullum, Tocota III, La Elbita, Malargüe I and Anchoris. We do not provide detailed description of these agreements, as the terms and conditions of the PPAs may vary significantly. As of December 31, 2025, the weighted average remaining term of out PPAs with private buyers was 6 years.
(7)At the Trelew wind farm, the Company implemented an improvement plan between 2024 and 2025, which included the installation of three new Goldwind wind turbines.
(8)On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity.
(9)Thermal refers to peaking turbines fueled with natural gas and/or gasoil.
Cost and Margin Profile. We target standardized platforms to compress engineering, procurement and construction (“EPC”) cost per MW, negotiate multi-project OEM frameworks to reduce Balance of Plants (“BoP”)

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and logistics costs, and implement centralized spare parts programs to lower O&M cost per MWh. The CECO and Service Legal Agreement (“SLA”) backed availability profile help to sustain high gross margins and Adjusted EBITDA margins typical of contracted Independent Power Producers (“IPPs”). We continuously evaluate local content and Argentine Peso-denominated inputs to mitigate currency mismatches in opex and capex.
Risk Management. Our risk management framework addresses: (i) construction risk through EPC/OEM LDs, Letters of Credit/bonding and contingency budgeting; (ii) counterparty/sovereign risk through the FODER and World Bank structures (where applicable) and diversification between CAMMESA and private off-takers; (iii) curtailment risk through transmission interconnection capacity and locational strategy; (iv) currency and interest rate risk through natural hedges and financing alignment; (v) health, safety and environment (“HSE”) and environmental risk through environmental and social management system aligned with the International Finance Corporation; and (vi) force majeure via customary insurance (property damage, machinery breakdown, and business interruption).
Human Capital and Culture. Our development, engineering, construction and operations teams have deep experience in Argentina’s power sector. We maintain robust HSE programs and contractor oversight, and we integrate environmental, social and governance (“ESG”) considerations across all phases—from site selection through operations—consistent with DFI/ECA requirements.
Our Revenue Mix

	As of the year ended December 31,
	2025	2024	2023
	(in thousands of U.S.$) (1)
Revenue from electric power generation from wind renewable sources	250,599	226,471	215,172
As % of total	69.4%	72.8%	75.4%
Revenue from electric power generation from solar renewable sources	58,571	30,895	21,848
As % of total	16.2%	9.9%	7.7%
Revenue from electric power generation from conventional sources	45,711	45,449	39,062
As % of total	12.7%	15.0%	14.0%
Revenue from gas trading and transport	3,959	4,378	5,760
As % of total	1.1%	1.4%	2.0%
Other revenues(2)	2,486	3,911	3,512
As % of total	0.7%	1.3%	1.2%
Total	361,326	311,104	285,354
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(1)Does not include revenues from Joint Ventures.
(2)Primarily comprises back-office services provided to our joint ventures.
Our stable and growing revenue base reflects the continued expansion of our renewable generation platform and the increasing contribution from both our consolidated assets and our joint ventures. Supported by long‑term, predominantly U.S. dollar‑denominated PPAs and the progressive commissioning of new wind and solar projects, our revenues have demonstrated consistent quarterly year‑over‑year growth.
For the three‑month period ended March 31, 2025, our consolidated revenues were U.S.$80.9 million, compared to U.S.$70.3 million for the three‑month period ended March 31, 2024. For the three‑month period ended June 30, 2025, our consolidated revenues were U.S.$89.5 million, compared to U.S.$69.9 million for the three‑month period ended June 30, 2024. For the three‑month period ended September 30, 2025, our consolidated revenues were U.S.$93.1 million, compared to U.S.$ 79.2 million for the three‑month period ended September 30, 2024.

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For the six‑month period ended June 30, 2025, our consolidated revenues were U.S.$170.3 million, compared to U.S.$140.2 million for the six‑month period ended June 30, 2024.
For the nine‑month period ended September 30, 2025, our consolidated revenues were U.S.$263.4 million, compared to U.S.$219.3 million for the nine‑month period ended September 30, 2024.
For the three-month periods ended March 31, June 30 and September 30, 2025, the revenues of our joint ventures were U.S.$9.4 million, U.S.10.6 million and U.S.$9.6 million, respectively, compared to U.S.$10.0 million, U.S.$10.0 million and U.S.$10.0 million for the same periods in 2024.
For the three-, six- and nine-month periods ended March 31, June 30 and September 30, 2025, the revenues of our joint ventures were U.S.$9.4 million, U.S.$20.0 million and U.S.$29.6 million, respectively, compared to U.S.$10.0 million, U.S.$20.0 million and U.S.$30.0 million for the same periods in 2024.
This trajectory underscores the resilience and scalability of our business model, driven by strong asset availability, high capacity factors, and disciplined development of our renewable portfolio.
We have prepared the unaudited condensed consolidated financial statements for the quarters presented above on the same basis as our audited consolidated financial statements. The consolidated revenues presented above are derived from our unaudited interim consolidated financial statements, which are not included in this prospectus. The unaudited interim consolidated quarterly revenues are historical and may not be indicative of future revenues. We do not control our unconsolidated joint ventures. The revenues from our joint ventures for the three-, six- and nine-month periods ended March 31, June 30 and September 30, 2025 and 2024, respectively, derives from our unaudited interim consolidated financial statements as of such dates, not included in this Prospectus. The revenues from our joint ventures for the three-month periods ended June 30 and September 30, 2025 and 2024, respectively, were derived from our accounting records. However, we believe that presenting the revenues of our joint ventures, which are accounted for under the equity method, provides investors with additional information to better understand the performance of the joint ventures we operate.

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Our Portfolio Assets
The map and chart below show the location of and certain information about our assets:
Our Asset and Ready-to-Build Projects Footprint (MW of gross installed capacity)
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Total installed capacity by technology shown to the right of the map of Argentina includes projects currently under construction and ready to build, presented in map with white fill. The dashed line in the table separates operating and under construction projects from ready to build projects for each technology (except for BESS, which only has one project currently ready to build). The operating installed capacity of solar assets includes 150 MW from the San Rafael solar project. On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4,2026, for a total of 150 MW of its total 180 MW capacity. Necochea, Chubut Norte III and Chubut Norte IV are joint ventures, in which we own 50%, 51%, and 51%, respectively.
Our development philosophy is to originate bankable projects and bring them to their COD on time and on budget, aligning technology selection, interconnection and off-take structures to resource and grid realities. Within the MATER regime, we layer transmission interconnection capacity and tie break strategy into node selection and sequencing. The solar projects under construction reflect this philosophy: each is designed around available and expected transmission interconnection capacity and private off-take demand, with a construction schedule aligned to supply chain and interconnection milestones.
Our portfolio of projects and project pipeline are classified as follows:
•Operating assets: Projects that have reached their COD as of the date of this prospectus.
•Under construction assets: Projects that have obtained all necessary permits and financing and are currently being built.
•Ready to build assets: Projects that have secured all required permits, have a final design, have secured transmission interconnection capacity, are in advanced stages of negotiations with respect to financing, and are fully prepared to commence physical construction, pending formal approval from our Board of Directors.
•Development assets: Projects in various stages of development that are expected to reach final investment decision within 13 to 24 months from the date of this prospectus, subject to securing transmission interconnection capacity and/or visibility on financing.
•Pre-development assets: Projects in earlier stages of permitting and evaluation that are not expected to reach final investment decision within 13 to 24 months from the date of this prospectus and remain subject to securing transmission interconnection capacity and other development milestones.

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•Prospection assets: Projects where sites have been identified based on resource availability and, in most cases, preliminary wind or solar measurements have been conducted.
The build-out and completion of our pipeline is contingent upon several factors, some of which are beyond our control. These factors include finalizing and obtaining permits, raising financing, securing transmission interconnection capacity, securing land rights and obtaining internal approval, among others.
The table below contains information with respect to our portfolio of projects and project pipeline:
Overview of our consolidated portfolio of operating assets and project pipeline (MW of installed capacity)

	Generation capacity	Storage capacity	Total
Operating assets	1,949	0	1,949
Assets under construction	199	40	239
Assets ready-to-build	175	0	175
Assets in development	2,129	390	2,519
Assets in pre-development	1,273	0	1,273
Assets in prospection	1,200	0	1,200
Total Potential Portfolio	6,925	430	7,355
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•Table does not include any potential disconnection or sale of existing thermal assets. Figures for assets other than operating assets do not reflect currently installed capacity.
Our strategically located portfolio
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*Green dots represent the approximate geolocation of our wind farm hubs and yellow dots represent the approximate geolocation of our solar park hubs, with white dots indicating under construction and ready-to-build projects
The tables below summarize our operating assets and/or projects under construction by generation technology as of the date of this prospectus.

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A.Operating Assets—Wind

Generation Unit	Province	COD(1)	Gross Installed Capacity (MW)	PPA Framework	PPA Remaining Life (5)
Rawson I	Chubut	January 2012	52.50	MATER(2)	6 years
Rawson II	Chubut	January 2012	31.15	MATER(2)	6 years
Rawson III	Chubut	December 2017	25.05	MATER	6 years
Trelew(3)	Chubut	August 2013	51.00	GENREN	3 years
Madryn I	Chubut	November 2018	71.10	Resolution 202	13 years
Madryn II	Chubut	September 2019	151.20	Resolution 202	14 years
Villalonga I	Buenos Aires	December 2018	51.75	RenovAr	13 years
Villalonga II	Buenos Aires	February 2019	3.45	MATER	6 years
Pomona I	Rio Negro	July 2019	101.40	RenovAr	14 years
Pomona II	Rio Negro	August 2019	11.70	MATER	6 years
Chubut Norte I	Chubut	December 2018	28.80	RenovAr	13 years
Chubut Norte II	Chubut	March 2021	26.28	MATER	6 years
Chubut Norte III(4)	Chubut	February 2021	57.66	RenovAr	15 years
Chubut Norte IV(4)	Chubut	February 2021	83.22	RenovAr	15 years
Necochea(4)	Buenos Aires	February 2020	37.95	RenovAr	14 years
La Elbita I	Buenos Aires	October 2024	103.50	MATER	6 years
La Elbita II	Buenos Aires	October 2024	36.50	MATER	6 years
La Elbita III	Buenos Aires	October 2024	22.00	MATER	6 years
Total			946.21
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(1)Commercial operation date of the entire installed capacity of the generation unit. MATER projects have had partial commercial operation authorizations. Date in table indicates last COD.
(2)Following the completion of their contracted energy with CAMMESA, Rawson I and II migrated to the MATER program on October 1, 2025, and May 1, 2025, respectively.
(3)At the Trelew wind farm, the Company implemented an improvement plan between 2024 and 2025, which included the installation of three new Goldwind wind turbines.
(4)Our equity interest in Chubut Norte III and Chubut Norte IV is 51%, and in Necochea is 50%.
(5)Energy sold to private buyers under the MATER regime is sourced from multiple facilities, with PPAs that had a weighted average remaining term of six years as of December 31, 2025.
B.Operating Assets—Solar

Generation Unit	Province	COD(1)	Gross Installed Capacity (MW)	PPA Framework	PPA Remaining Life (2)
Ullum I	San Juan	December 2018	25.00	RenovAr	13 years
Ullum II	San Juan	December 2018	25.00	RenovAr	13 years
Ullum III	San Juan	December 2018	32.00	RenovAr	13 years
Sierras de Ullum	San Juan	March 2023	78.00	MATER	6 years
Tocota III	San Juan	February 2024	60.00	MATER	6 years
Malargüe I	Mendoza	January 2025	90.00	MATER	6 years
Anchoris	Mendoza	August 2025	180.00	MATER	6 years
San Rafael(3)	Mendoza	February 2026	150.00	MATER	6 years
Total			640.00
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(1)Commercial operation date of the entire installed capacity of the generation unit. MATER projects have had partial commercial operation authorizations. Date in table indicates last COD.
(2)Energy sold to private buyers under the MATER regime is sourced from multiple facilities, with PPAs that had a weighted average remaining term of six years as of December 31, 2025.

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(3)On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026 for a total of 150 MW of its total 180 MW capacity.
C.Operating Assets—Thermal

Generation Unit	Province	COD(1)	Gross Installed Capacity (MW)	PPA Framework	PPA Remaining Life
Cruz Alta	Tucuman	June 2003	245.00	Res. 400/2025	—
Bragado II	Buenos Aires	February 2017	59.00	Resolution 21	1 year
Bragado III	Buenos Aires	May 2017	59.00	Resolution 21	1 year
Total			363.00
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(1)Commercial operation date of the entire installed capacity of the generation unit. Date in table indicates last COD.
These thermal units operate as peaking units, providing availability-based remuneration and balancing services that complement the increasing penetration of intermittent renewables. Their location near demand hubs enhances the reliability of the system and mitigates volumetric volatility in our portfolio.
D.Projects under Construction

Generation Unit	Technology	Province	Estimated COD(1)	Gross Installed Capacity (MW)	PPA Framework
San Rafael(2)	Solar	Mendoza	Second quarter of 2026	30.00	MATER
San Juan Sur	Solar	San Juan	Second quarter of 2026	129.20	MATER
Junín	Solar	Buenos Aires	Second quarter of 2026	20.00	RenMDI
Lincoln	Solar	Buenos Aires	Second quarter of 2026	20.00	RenMDI
BESS Maschwitz	BESS	Buenos Aires	First quarter of 2027	40.00	AlmaGBA
Total				239.20
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(1)Refers to estimated commercial operation date of the entire installed capacity of the generation unit.
(2)On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity.
•San Rafael: A 180 MW solar farm located in the Province of Mendoza, contracted under the MATER framework and expected to reach full commercial operation in the second quarter of 2026. On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity. Our equipment providers are Jinko, Trina, and Huawei, with an estimated capital expenditure for this project of U.S.$180 million. Based on our estimates, which rely on both our internal wind studies and independent technical assessments, we believe the estimated energy yield of San Rafael will be around 542.8 GWh (P50 for 20-years).
•San Juan Sur: A 129.2 MW solar farm in the Province of San Juan, also contracted under the MATER framework and expected to reach commercial operation in the second quarter of 2026. Equipment providers include Jinko, Trina, and Huawei, with an estimated capex for this project of U.S.$110 million. Based on our estimates, which rely on both our internal wind studies and independent technical assessments, we believe the estimated energy yield of San Juan Sur will be around 368.3 GWh (P50 for 20-years).
•Junín and Lincoln: Two small-scale solar parks of 20 MW each, located in the Province of Buenos Aires and awarded under the RenMDI framework. Both projects are contracted via 15-year PPAs with CAMMESA and are expected to reach commercial operation by the second quarter of 2026. The estimated

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capital expenditure for the two solar projects is U.S.$40 million. Based on our estimates, which rely on both our internal wind studies and independent technical assessments, we believe the estimated energy yield of Lincoln and Junín will be around 104.3 GWh (P50 for 20 years).
•Maschwitz: Our first BESS project, with a capacity of 40 MW, located in the Province of Buenos Aires. This project was awarded under the AlmaGBA framework and benefits from a 15-year PPA with Edenor and CAMMESA payment guarantees. As of the date of this prospectus, the preliminary investment with respect to this project is about U.S.$35 million, with a discharge committed capacity of 160 MWh.
E.Projects Ready to Build

Installation	Technology	Province	COD	Installed Capacity (MW)	PPA Framework
Hucalito	Wind	La Pampa	2028	175.00	MATER
Total				175.00
•Hucalito: A 175 MW onshore wind farm in the Province of La Pampa, to be contracted under the MATER framework and expected to reach commercial operation in 2028. As of the date of this prospectus, this wind farm project already secured 150 MW of transmission interconnection capacity. The estimated investment with respect to this project is U.S.$210 million, with an estimated energy yield of 716.7 GWh (P50 for 20-year). This project is still subject to approval from our Board of Directors to proceed, and the estimated investment figure is subject to change until the technology is chosen and the project starts being built.
Our Competitive Strengths
Leading renewables platform in Argentina with a proven track record
We are the largest independent power producer focused on renewable energy sources in Argentina, measured by installed capacity in wind and solar sources by CAMMESA as of October 31, 2025. As of the date of this prospectus, we have approximately 1.6 GW of renewable energy capacity in operation, including our most recent asset to reach partial commercial operation, San Rafael. In addition, we have more than 239 MW of capacity currently under construction (San Rafael, San Juan Sur, Lincoln, Junín and BESS Maschwitz projects), as well as a further 175 MW of generation capacity that is ready to build (Hucalito project). We have been active in all the relevant programs launched by the Argentine government related to non-conventional renewable energy projects, since the first renewable tender launched in Argentina under the GENREN program, as described in Decree 562 from 2009, to the ongoing MATER tenders that occur on a quarterly basis, reflecting our leadership in the country’s energy transition. In 2016, our consolidated revenues totaled U.S.$117.2 million, of which renewable revenues, comprising solely wind generation, accounted for 28%, or U.S.$32.7 million. Revenues from conventional sources represented the remaining balance of U.S.$84.5 million. Since 2017, we have invested over U.S.$1.7 billion to transform Genneia from a small thermal generator into Argentina’s preeminent renewables leader, consistently delivering most projects on time and on budget, and scaling our platform through disciplined capital allocation and technical excellence. Our growth model has been tested and proven through multiple cycles of sector volatility and macroeconomic challenges, demonstrating resilience and adaptability. We have become the leader by anchoring our integrated development model, leveraging proprietary project origination, advanced construction management capabilities, and long-term asset operation.
Argentina: Highly attractive renewables fundamentals
Argentina offers a unique combination of low renewable energy source penetration and world-class wind and solar resources, which provide the country with the highest weighted average capacity factors in the world for both technologies as of 2025, according to the Energy Institute’s 2025 Statistical Review of World Energy. The country’s tight reserve margins and robust demand drivers—supported by a growing industrial base and the electrification of mining, and oil and gas—support significant additional deployment of renewable energy. This is underpinned by wind and solar generation technologies, which carry the lowest LCOEs when compared to other technologies, both globally and in Argentina, according to Lazard’s LCOE+ study as of June 2025 and Argentina’s Secretariat of Energy data, respectively. Genneia’s portfolio is strategically positioned to capture this opportunity, with a premium

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footprint across six Provinces in the Patagonia wind corridor and the Cuyo/NOA solar cluster. Our wind assets could perform load factors with a probability of at least 50% (“P50”) in the 39-54% range, and our solar assets are located in regions with some of the highest direct normal irradiance (“DNI”) in the world. This resource advantage, combined with our proven ability to secure transmission interconnection capacity, underpins our superior unit economics and growth prospects.
Highly predictable business model with predominant U.S. Dollar-denominated cash flows
Our business model is anchored by long-term, U.S. dollar-denominated PPAs, providing stable and predictable cash flows with minimal merchant exposure. For the year ended December 31, 2025, approximately 97% of our revenues are U.S. dollar-denominated, and approximately 94% of our revenues are tied to PPAs, with a weighted average remaining life of approximately 10 years. Our portfolio is balanced between long-term RenovAr contracts with CAMMESA (typically 20 years, all of which include FODER trust credit support and three of which also include World Bank guarantees) and MATER corporate PPAs (typically 5 to 10 years, with industrial off-takers). Our contracting strategy under MATER is further supported by a diversified client base, including more than 65 large industrial users, and a robust credit profile. For the year ended December 31, 2025, 72% of our revenues were derived from MATER, RenovAr and Resolution 202/2016 contracts. Off-takers under the MATER framework are private counterparties, including subsidiaries of multinational companies, while CAMMESA is the sole offtaker for RenovAr and Resolution 202/2016 contracts, backed by FODER credit support and, in certain cases, World Bank guarantees. The latter represented 42% of our revenues in the year ended December 31, 2025, and as of that date had a weighted average remaining life of approximately 13 years, whereas the revenues associated with MATER contracts represented 30% of our revenues in the year ended December 31, 2025, and as of that date had a weighted average remaining life of approximately six years. Additionally, revenues associated with contracts with CAMMESA which do not include FODER nor World Bank guarantees represented 26% of our revenues during the previous year ended December 31, 2025, and had a weighted average remaining life of approximately two years as of that date. Other revenues associated with CAMMESA under the Base Energy framework, which does not have an expiration date, represented 4% of our revenues for the year ended December 31, 2025. Revenues from our Joint Ventures, which operate wind farms, are 100% under RenovAr contracts, with CAMMESA as the off-taker, and backed by FODER credit support. For the year ended December 31, 2025, the PPAs from our Joint Ventures had a weighted average remaining life of approximately 15 years.
Well-defined growth plan underpinned by risk mitigation strategies
Genneia has a clear and executable growth plan with over 1,118 MW of new generation and storage capacity secured for interconnection and expected to reach commercial operation or reach final investment decision in the next 24 months of our pipeline, as of the date of this prospectus. This figure includes 239 MW under construction (San Rafael, San Juan Sur, Lincoln, Junín and BESS Maschwitz projects), 175 MW ready to build ( Hucalito project), and 704 MW in development (Mendoza Sur and Catamarca projects). For our capacity under construction, we expect most of these projects to reach commercial operation during 2026, while the BESS Maschwitz project is expected to reach commercial operation by the first quarter of 2027. Additionally, for the projects in development with secured transmission interconnection capacity we expect to reach a final investment decision within the next 13 to 24 months as of the date of this prospectus, and these projects are expected to reach commercial operation by 2029. Moreover, this 1.1 GW figure is part of a strong pipeline of 5.4 GW, which includes our projects under construction, ready to build, in development, in pre-development and in prospection stages, subject to transmission grid expansion for which the government has already announced an expansion plan and priority projects through Resolution 715/2025. With additional funding beyond our existing capital structure and leverage levels, we intend to accelerate our base plan of delivering 250 to 300 MW of new capacity per year to a higher rate of MW deployment, with upside potential from transmission opportunities created by Resolution 360/2023 under the MATER framework. We expect to use the proceeds from this offering to invest in the expansion of our operations in Argentina (including through the development of our project pipeline and/or acquisitions). Our pipeline is sequenced by node readiness and interconnection certainty, and we maintain strict internal rate of return (“IRR”) hurdles and capital allocation discipline, targeting equity returns well above our cost of capital and a long-term target of consolidated net leverage converging to 3.0x. We define consolidated net leverage as total financial indebtedness less cash and cash equivalents as of a certain date, divided by Adjusted EBITDA.

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Our growth plan is designed to be flexible, allowing us to accelerate or defer projects based on market conditions, regulatory developments, and capital availability.
Effective capital allocation with balance sheet discipline
Our capital allocation framework is governed by rigorous Discounted Cash Flow (“DCF”) discipline, IRR-first project selection, and interconnection-first sequencing. We screen projects based on resource quality, interconnection cost and timing, PPA tenor and credit, capex complexity, and portfolio fit. We maintain a prudent funding mix, leveraging DFIs, ECAs, local and international bonds, and project-level debt to optimize our cost of capital. Our Frequent Issuer Regime and green financing track record across local and international markets provide us with proven access to capital, while our consolidated net leverage long-term target of 3.0x ensures balance sheet flexibility and resilience. We stagger maturities, maintain liquidity buffers, and structure project-level non-recourse debt where optimal, supporting disciplined management of our indebtedness and growth. We have been able to expand our installed capacity base in the past ten years while maintaining our consolidated net leverage target.
Seasoned management and stewards of renewables quantum leap in Argentina during the last decade
Genneia’s senior management team has deep sector expertise and a pioneering track record in adopting and shaping Argentina’s evolving renewable energy frameworks. Our leadership team has extensive experience in the Argentine power market. Our management has, on average, over 17 years of industry experience, with backgrounds spanning thermal and renewables development, project finance, and regulatory engagement. We have a track record of delivering projects on time and on budget, operate efficiently under challenging conditions, and maintain strong governance and compliance standards. Our Board of Directors and sponsors have provided capital support and continuity through multiple build cycles, ensuring alignment with best-in-class ESG and stakeholder practices.
Our Strategy
Genneia’s growth strategy is anchored in a disciplined, multi-pillar approach that leverages our market leadership, technical expertise, and financial strength to deliver sustained, value-accretive expansion in Argentina’s renewable energy sector. Our plan is built on the following strategic pillars, each designed to reinforce our competitive advantages while positioning the company for long-term, sustainable growth in a dynamic market environment:
Disciplined growth and capital allocation
Our approach to growth is rooted in a rigorous, data-driven capital allocation framework that prioritizes value creation and risk mitigation at every stage of the project lifecycle. We target the development of 250 to 300 MW per year of new wind and/or solar capacity, a pace that is supported by our existing capital structure and leverage levels, as well as diversified funding relationships. We may accelerate this pace of development of installed capacity contingent on additional funding. Every investment decision is governed by strict DCF discipline, with projects screened and sequenced based on a comprehensive set of criteria: resource quality, interconnection cost and timing, PPA tenor and creditworthiness, capital expenditure complexity, and overall portfolio fit.
We set high IRR goals—targeting equity returns well above our cost of capital—and maintain a consolidated net leverage long-term target of approximately 3.0x, ensuring that our capital structure and indebtedness levels remain resilient and flexible. This disciplined approach allows us to accelerate or defer projects in response to market conditions, regulatory developments, and capital availability, while maintaining a clear focus on long-term value creation for our stakeholders.
Our funding plan is intentionally diversified, drawing on a mix of DFIs, ECAs, local and international bonds, and project-level debt. Our Frequent Issuer Regime and proven track record in green financing provide us with proven access to capital, while our prudent financial obligations management—staggering maturities, maintaining liquidity buffers, and structuring project-level non-recourse debt where optimal—supports disciplined growth and minimizes refinancing risk.

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Contracting quality and market focus
A core pillar of our strategy is the systematic pursuit of high-quality, long-term, U.S. Dollar-denominated PPAs with a diversified base of industrial, mining, and oil and gas clients under the MATER framework, as well as power supply contracts with CAMMESA. We are also focusing on being an active participant in Argentina’s development of data centers by supplying clean and reliable energy to these facilities.
In October 2025, the Company signed a memorandum of understanding with Sur Energy LLC to supply renewable power to Stargate Argentina, a hyperscale data center project jointly announced by Sur Energy and OpenAI aimed at positioning Argentina as a regional hub for artificial intelligence and high-performance computing infrastructure. Through this collaboration, Genneia is assessing the most effective way to support the development of this strategic, technology-driven project, which promotes innovation and sustainability on a national scale.
For the year ended December 31, 2025, our revenues tied to CAMMESA represented 68% of our revenue base, with approximately 42% of the revenues tied to FODER trust credit support, 13% of revenues tied to GENREN program and approximately 13% of the revenues tied to thermal remuneration (Energy Base and Resolution 21/2016). Our go-to-market architecture under the MATER framework is designed to minimize merchant exposure by policy, ensuring that the vast majority of our revenues are anchored by stable, predictable contracts with strong counterparties.
We have developed a robust credit portfolio—including letters of credit and energy pre-payments—to further enhance the bankability of our contracts and mitigate counterparty risk. As the Argentine market continues to evolve, we are well-positioned to capture incremental demand from new verticals, such as mining, oil and gas electrification, and powering of data centers by offering tailored solutions that bundle renewable generation with transmission and storage capacity.
Our contracting strategy is dynamic and forward-looking: we systematically re-contract as maturities approach, maintain active dialogues with existing and prospective clients, and continuously monitor market trends to anticipate shifts in demand. By 2028, following the expiration of Bragado II and III and Trelew’s PPAs, we expect the majority of our volume to be under RenovAr and MATER contracts, with spot market exposure of our revenue base remaining de minimis by design.
Strategic investments in transmission infrastructure to unlock generation capacity
We have secured interconnection for 1.1 GW of assets under construction, ready to build and for some of our assets in development. Regarding our medium to long-term growth plan, a key accelerator for our growth is the ability to develop additional renewable capacity through targeted investments in transmission infrastructure, as enabled by Resolution 360/2023 under the MATER framework. In Argentina, the scarcity of available transmission capacity in the most resource-rich corridors has become a critical bottleneck for new renewable development. Genneia’s strategy is to proactively participate in MATER auctions in which transmission interconnection capacity can be obtained without non-generation associated investments, but remain strategically open to invest in substations, short spur lines, and other grid upgrades that increase node capacity, thereby converting latent pipeline into deliverable megawatts and accelerating project commercial operation dates by 12 to 18 months.
These investments are subject to the same rigorous DCF goals and contingency discipline as our generation projects and are supervised by our in-house engineering team. By selectively building transmission infrastructure, we can reserve additional capacity for Genneia projects with priority use for five years, creating a robust competitive advantage and enabling multi-project value capture at strategic nodes. This approach not only accelerates our own growth but also contributes to the broader modernization and resilience of Argentina’s power grid. One example is the Puerto Madryn substation, which we built with a partner to secure interconnection for our Madryn wind farm. The commissioning was executed within 30 months, with a final COD in September 2019. This additional investment in a 500 kV substation expansion allowed to add 420 MW of capacity for Genneia and its partner.

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Technology leadership and strategic flexibility
While our core focus remains on wind and solar generation, Genneia is committed to maintaining its leadership in technology adoption and operational excellence. We are actively pursuing opportunities to co-locate BESS with our renewable assets, participate in storage auctions, and develop hybrid projects that enhance grid flexibility and PPA bankability. Our recent award of 40 MW for the BESS Maschwitz project in Argentina’s first BESS auction demonstrates our ability to innovate and adapt to evolving market needs.
We also maintain strategic flexibility to pursue selective, value accretive, DCF-driven acquisitions where such transactions complement our organic growth, deliver operational synergies, or unlock strategic value—such as consolidating wind hubs, integrating brownfield assets, or acquiring projects with attractive PPAs or node positions. All of our acquisitions are subject to rigorous screening for portfolio alignment, returns and risk, ensuring that any inorganic growth will contribute to our long-term strategy.
ESG and governance excellence
Our disciplined growth is underpinned by best-in-class ESG and governance standards, consistent with the requirements of DFIs and ECAs. We adhere to the highest international benchmarks, including IFC performance standards and World Bank Group environmental, health and safety (“EHS”) guidelines, and maintain robust governance practices with strong Board oversight, audit, compliance, and legal functions embedded across the organization.
Our sponsors have provided capital support and continuity through multiple build cycles, ensuring alignment with IFC-standard ESG and stakeholder practices. We integrate ESG considerations into every phase of the project lifecycle—from site selection and community engagement to construction, operations, and decommissioning—enabling us to secure repeat support from leading international lenders and investors, and to deliver projects that are both bankable and sustainable.
Our Corporate Structure
The following chart shows our main subsidiaries and joint ventures as of the date of this prospectus:
The wind and solar renewable farms Rawson I and II, Rawson III, Madryn I, Madryn II, Pomona II, Villalonga II, Chubut Norte II, Sierras de Ullum, Tocota III, Anchoris, Malargüe and La Elbita and the thermal power plants of Bragado II and Bragado III are directly owned by us.
Our main subsidiaries are: Enersud (engaged in the energy trading business), Genneia Vientos Argentinos S.A. (owner of the Villalonga I wind farm), Genneia Vientos del Sur S.A. (owner of the Chubut Norte I wind farm),

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GVSO (owner of the Pomona I wind farm), Genneia Desarrollos S.A. (owner of the Cruz Alta thermal plant), Parque Eólico Loma Blanca IV S.A.U. (owner of the Trelew wind farm), Ullum 1 Solar S.A.U. (owner of Ullum I solar farm), Ullum 2 Solar S.A.U. (owner of Ullum II solar farm), Ullum 3 Solar S.A.U. (owner of Ullum III solar farm), Genneia La Florida S.A. and Sofeet International LLC; and our joint ventures are: Vientos Sudamericanos Chubut Norte IV S.A. (51% equity interest joint venture, owner of the Chubut Norte IV wind farm),Vientos Patagónicos Chubut Norte III S.A. (51% equity interest joint venture, owner of the Chubut Norte III wind farm), and Vientos de Necochea S.A. (50% equity interest joint venture, owner of the Necochea wind farm). The remainder of our subsidiaries are currently non-operational subsidiaries.
Below is a brief description of our main subsidiaries:
•Enersud Energy S.A.U. (“Enersud”) is a subsidiary incorporated in 2004, engaged in the energy trading business. See “Our Power Purchase Agreements-Trading of Natural Gas and Transportation Capacity.”
•Genneia Vientos Argentinos S.A. (“GVA”) is a subsidiary incorporated in 2016, as a special purpose vehicle for the execution, development and operation of our Villalonga wind farm.
•Genneia Vientos del Sur S.A. (“GVS”) is a subsidiary incorporated in 2016, as a special purpose vehicle for the execution, development and operation of our Chubut Norte I wind farm.
•Genneia Vientos del Sudoeste S.A. (“GVSO”) is a subsidiary incorporated in 2016, as a special purpose vehicle for the execution, development and operation of our Pomona I wind farm.
•Genneia Desarrollos S.A. was incorporated in 2008 and is currently the subsidiary which operates the Cruz Alta power plant, through the acquisition of (and subsequent merger with) GETSA on August 11, 2017.
•Parque Eólico Loma Blanca IV S.A.U. is a subsidiary incorporated in 2009, as a special purpose vehicle for the execution, development and operation of the Trelew wind farm, acquired by us on November 29, 2017.
•Ullum 1 Solar S.A.U. is a subsidiary incorporated in 2018, as a special purpose vehicle for the execution, development and operation of our Ullum I solar farm, acquired by us on April 9, 2018.
•Ullum 2 Solar S.A.U. is a subsidiary incorporated in 2016, as a special purpose vehicle for the execution, development and operation of our Ullum II solar farm, acquired by us on April 9, 2018.
•Ullum 3 Solar S.A.U. is a subsidiary incorporated in 2016, as a special purpose vehicle for the execution, development and operation of our Ullum III solar farm, acquired by us on April 9, 2018.
•Sofeet International LLC is a subsidiary incorporated in Delaware, United States in 2018, and acquired by us in June 2020, in order to carry out any business permitted under the laws of the State of Delaware, in particular, investment activities and guaranteeing our debt and other activities abroad which complement those provided for in our bylaws.
Within our subsidiaries, we have participations in the following three joint ventures:
•Vientos Sudamericanos Chubut Norte IV S.A. (formerly known as Genneia Vientos Sudamericanos S.A) (“Vientos Sudamericanos”) is a subsidiary incorporated in 2016, as a special purpose vehicle for the construction, financing, commissioning, operation and maintenance of our Chubut Norte IV wind farm. On August 26, 2019, we and our subsidiary MyC Energía S.A. transferred to Pan American Fueguina S.A., a subsidiary of Pan American Energy, our 49% equity interest in Genneia Vientos Sudamericanos S.A. for the joint development of the Chubut Norte IV wind power generation project. On that same date, the subsidiary changed its corporate name to Vientos Sudamericanos Chubut Norte IV S.A.
◦Vientos de Necochea S.A. (“Vientos de Necochea” )is a subsidiary incorporated in 2016, as a special purpose vehicle for the execution, development and operation of the Necochea wind farm. We and Buenos Aires Energía S.A., a company controlled by the Province of Buenos Aires, entered a joint

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venture agreement to develop this project and each party owns 50% of Vientos de Necochea. We are responsible for the ongoing management and operation of the project.
◦Vientos Patagónicos Chubut Norte III S.A. (formerly known as Genneia Vientos Patagónicos S.A.) (“Vientos Patagónicos”) is a subsidiary incorporated in 2018, as a special purpose vehicle for the construction, financing, commissioning, operation and maintenance of our Chubut Norte III wind farm. On August 26, 2019, we and our subsidiary MyC Energía S.A. transferred to Pan American Fueguina S.A., a subsidiary of Pan American Energy, our 49% equity interest in Genneia Vientos Patagónicos S.A. for the joint development of the Chubut Norte III wind power generation project. On that same date, the subsidiary changed its corporate name to Vientos Patagónicos Chubut Norte III S.A.

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Overview of Our Operating Assets
The following table sets forth key information about our power plants in operation.

	Location	COD	Gross Installed capacity as of the date of this prospectus (MW)
Wind Farms
Rawson I and II	Province of Chubut	January 2012	83.65
Trelew	Province of Chubut	August 2013(1)	51.00
Rawson III	Province of Chubut	December 2017	25.05
Madryn I	Province of Chubut	November 2018	71.10
Villalonga I	Province of Buenos Aires	December 2018	51.75
Chubut Norte I	Province of Chubut	December 2018	28.80
Chubut Norte II	Province of Chubut	March 2021	26.28
Chubut Norte III (4)	Province of Chubut	February 2021	57.66
Chubut Norte IV (4)	Province of Chubut	February 2021	83.22
Villalonga II	Province of Buenos Aires	February 2019	3.45
Pomona I	Province of Rio Negro	July 2019	101.40
Pomona II	Province of Rio Negro	August 2019	11.70
Madryn II	Province of Chubut	September 2019	151.20
Necochea (2)	Province of Buenos Aires	February 2020	37.95
La Elbita	Province of Buenos Aires	October 2024	162.00
Thermal Power Plants
Bragado II and III	Province of Buenos Aires	February 2017/ May 2017	118.00
Cruz Alta	Province of Tucuman	June 2003(3)	245.00
Solar Farms
Ullum I	Province of San Juan	December 2018	25.00
Ullum II	Province of San Juan	December 2018	25.00
Ullum III	Province of San Juan	December 2018	32.00
Sierras de Ullum	Province of San Juan	March 2023	78.00
Tocota III	Province of San Juan	February 2024	60.00
Malargüe I	Province of Mendoza	January 2025	90.00
Anchoris	Province of Mendoza	August 2025	180.00
San Rafael(5)	Province of Mendoza	February, 2026	150.00
Total			1,949
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(1)This plant reached commercial operation in August 2013 but has been operated by us since November 29, 2017 when we acquired the wind farm. At the Trelew wind farm, the Company implemented an improvement plan between 2024 and 2025, which included the installation of three new Goldwind wind turbines.
(2)Our equity interest in Necochea is 50%.
(3)This plant reached commercial full operation in February 2003, but has been operated by us (through Genneia Desarrollo S.A.) since August 11, 2017, when we acquired it.
(4)Our equity interest in each of Chubut Norte III and Chubut Norte IV is 51%.
(5)On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity.

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The map below shows the geographic locations of our power generation assets in operation as of the date of this prospectus.
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•Total installed capacity by technology shown to the right of the map of Argentina includes projects currently under construction and ready to build, presented in map with white fill. The dashed line in the table separates operating and under construction projects from ready to build projects for each technology (except for BESS), which only has one project currently ready to build.
Operating Power Plants
The table below provides the sales, availability factor and net generation of our power generation assets for the years ended December 31, 2025, 2024 and 2023.

	Year ended December 31,
	2025	2024	2023
	(in millions of U.S.$)
Wind Farms
Rawson I and II
Sales	27.5	34.6	36.1
Availability Factor	97.3%	97.8%	97.9%
Net Generation (GWh)	285.0	268.9	279.4
Rawson III
Sales	7.2	6.1	8.7
Availability Factor	93.9%	96.1%	96.2%
Net Generation (GWh)	104.7	103.7	102.9
Trelew
Sales	26.7	16.5	20.0
Availability Factor	87.1%	65.7%	81.2%
Net Generation (GWh)	188.6	127.2	154.4
Chubut Norte I
Sales	10.0	10.3	10.9
Availability Factor	94.7%	95.9%	98.4%
Net Generation (GWh)	127.1	126.1	131.4
Madryn I

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	Year ended December 31,
	2025	2024	2023
	(in millions of U.S.$)
Sales	27.5	28.3	28.0
Availability Factor	93.8%	97.3%	96.6%
Net Generation (GWh)	303.0	303.9	307.0
Madryn II
Sales	58.2	58.7	57.4
Availability Factor	96.2%	96.3%	96.6%
Net Generation (GWh)	649.9	633.2	639.2
Villalonga I
Sales	16.0	15.7	16.8
Availability Factor	94.8%	92.4%	92.9%
Net Generation (GWh)	233.1	221.3	224.8
Villalonga II
Sales	1.1	0.9	0.9
Availability Factor	97.3%	90.9%	96.4%
Net Generation (GWh)	15.6	14.3	15.4
Pomona I
Sales	27.2	27.6	28.0
Availability Factor	96.1%	94.6%	95.7%
Net Generation (GWh)	395.8	377.2	392.8
Pomona II
Sales	3.0	2.8	3.0
Availability Factor	93.8%	90.8%	94.8%
Net Generation (GWh)	48.4	45.6	49.4
Necochea(1)
Sales	9.9	10.8	9.8
Availability Factor	97.4%	94.9%	96.9%
Net Generation (GWh)	151.5	151.7	155.0
Chubut Norte II
Sales	5.8	5.4	5.6
Availability Factor	95.8%	98.0%	98.5%
Net Generation (GWh)	97.9	89.4	85.0
Chubut Norte III(1)
Sales	12.1	11.0	11.9
Availability Factor	95.7%	97.2%	93.3%
Net Generation (GWh)	255.2	241.4	219.5
Chubut Norte IV(1)
Sales	17.9	18.4	18.0
Availability Factor	91.0%	97.5%	95.2%
Net Generation (GWh)	377.6	393.2	383.6
La Elbita(2)
Sales	40.4	18.8	—
Availability Factor	97.5%	—

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

	Year ended December 31,
	2025	2024	2023
	(in millions of U.S.$)
Net Generation (GWh)	690.6	289.6	—
Solar Farms
Ullum I
Sales	3.8	4.1	4.0
Availability Factor	77.3%	79.9%	77.4%
Net Generation (GWh)	58.0	62.5	61.2
Ullum II
Sales	3.9	4.3	4.3
Availability Factor	78.5%	82.3%	82.4%
Net Generation (GWh)	58.6	62.6	63.1
Ullum III
Sales	5.2	5.6	5.5
Availability Factor	80.5%	81.5%	80.5%
Net Generation (GWh)	74.9	79.3	79.6
Sierras de Ullum
Sales	10.9	7.8	—
Availability Factor	61.8%	79.4%	74.3
Net Generation (GWh)	146.1	186.3	147.5
Tocota III
Sales	6.4	5.8	—
Availability Factor	56.1%	52.7%	—
Net Generation (GWh)	110.1	97.8	—
Malargüe I
Sales	13.4	—	—
Availability Factor	74.5%	—	—
Net Generation (GWh)	231.1	—	—
Anchoris
Sales	14.3	—	—
Availability Factor	71.0%	—	—
Net Generation (GWh)	249.6	—	—
San Rafael
Sales	0.6	—	—
Availability Factor	—	—	—
Net Generation (GWh)	11.2	—	—
Thermal Power Plants
Bragado
Sales	30.5	33.2	31.2
Availability Factor	93.2%	97.7%	98.8%
Net Generation (GWh)	93.3	136.5	274.4
Cruz Alta
Sales	15.2	5.9	12.0

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

	Year ended December 31,
	2025	2024	2023
	(in millions of U.S.$)
Availability Factor	76.0%	81.0%	89.1%
Net Generation (GWh)	61.4	105.2	72.7
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(1)These correspond to joint ventures held by us. The sales amounts indicated correspond to 100% of the revenues of each joint venture.
(2)La Elbita wind farm began its operation in October 2024.
Wind Farms
Rawson I, II and III Wind Farms
The Rawson wind farms, located in Chubut Province, are one of Argentina’s first large-scale wind projects. As of December 31, 2025, we had invested approximately U.S.$193.4 million, while the facility has an installed capacity of 108.7 MW and operates 55 Vestas turbines (V90 and V100 models) developed in three phases.
•Rawson I: 27 turbines, with COD in January 2012.
•Rawson II: 16 turbines, with COD in January 2012.
•Rawson III: 12 turbines, with COD in December 2017.
The turbines, with hub heights of 80 meters and rotor blades of 44 and 50 meters, are located on a 1,500-hectare site along Provincial Route No. 1, approximately 5 km south of Rawson. The project is connected to the SADI through a 132 kV transmission line linking the on-site 33/132 kV substation with the Rawson substation. Additionally, the wind towers and turbines of the Rawson I and II wind farms are located on properties owned by us, and access roads to these assets are built and maintained by us. For Rawson III wind farm, we hold an usufructuary rights over the property on which the facility is located, which have been formally granted and registered in our favor, and we also hold the contractual right to obtain ownership of the property.
In 2017, we signed a 10-year services and availability agreement with Vestas for the Rawson I, II and III wind farms. In addition, under this agreement, Vestas agreed to guarantee an availability factor of up to 98%. Our Rawson wind turbines are operated and monitored remotely by our team through the SCADA system, in coordination with the Vestas control center, which operates and monitors wind farms globally on a continuous basis. Vestas
Rawson I and II were originally awarded under the GENREN program and were our first large-scale wind development. In October and May 2025, Rawson I and II migrated to the MATER framework following the expiration of its PPA, respectively. For further details on Rawson I and II PPAs, please refer to “Our Power Purchase Agreements.” Additionally, these two wind farms were the first ones in Argentina to be registered under the international Verified Carbon Standard in 2012.
Rawson III is part of the MATER framework and was the first project to be awarded under this framework in Argentina. In September 2016, we entered into a 20-year U.S. Dollar-denominated PPA with Loma Negra for around 60% of its capacity, while the remaining capacity is included in our generation portfolio for private users of the MATER market.
Trelew Wind Farm
The Trelew wind farm, located in the Province of Chubut, is a wind power generation project with a total installed capacity of 51 MW. Currently, the facility operates 15 Alstom/General Electric ECO100 turbines (3 MW each) and three Goldwind GW165 turbines (6 MW each). The turbines are distributed on both sides of National Route No. 3, approximately 23.7 km northeast of Trelew. The project connects to the SADI via a 132 kV transmission line of approximately 40 km, linking the on-site 33/132 kV substation with the Nueva Puerto Madryn substation.

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In 2010, the Trelew wind farm was awarded under the GENREN Tender No. 1/2009 to Isolux Corsán (through Parque Eólico Loma Blanca IV) and began commercial operation in August 2013. On November 29, 2017, as part of our strategic plan to consolidate a wind hub of more than 500 MW in Chubut, we acquired 100% of the shares of Parque Eólico Loma Blanca IV. The total investment in the acquisition amounted to U.S.$40 million, with an outstanding construction debt of U.S.$55 million assumed from Fideicomiso Financiero Loma Blanca Serie I.
In late 2024, we implemented an improvement plan, adding three new Goldwind turbines of 6 MW each (totaling 18 MW) to enhance operational performance. As of June 9, 2025, these new turbines were fully operational, increasing both production and availability of the wind farm. As of December 31 2025, the improvement plan at Trelew facility included an investment of U.S.$26 million.
The Trelew Wind Farm is operated on a usufruct basis on third-party properties, with rights extending beyond the term of the relevant PPA.
Madryn Wind Farms
The Madryn wind farms, located in Chubut Province, have an installed capacity of 222.3 MW. As of December 31, 2025, we had invested approximately U.S.$321.4 million, in two construction stages:
•Madryn I: 20 turbines, 71.1 MW, with COD in November 2018.
•Madryn II: 42 turbines, 151.2 MW, with COD in September 2019.
The wind farm operates 62 turbines of 117-meter hub height and rotor blades of 60 meters each, distributed across a site located along Provincial Route No. 4, approximately 13 km from Puerto Madryn, in Chubut. The project also included a transformer substation and a dedicated transmission line connecting to the SADI, allowing electricity to be distributed nationwide. These facilities are located on properties owned by us, and access roads to these wind farms are built and maintained by us.
The Madryn Wind Farm was built under the framework of Resolution 202/16 of the Ministry of Energy and Mining.
Villalonga I and II Wind Farms
The Villalonga wind farms, located in the Province of Buenos Aires, are one of our wind generation projects developed under both the RenovAr program and private PPA frameworks. As of December 31, 2025, we had invested approximately U.S.$82.9 million, and the wind farms had an installed capacity of 55.2 MW, which was developed in two construction stages:
•Villalonga I: 15 turbines, 51.75 MW, with COD in December 2018.
•Villalonga II: 1 turbine, 3.45 MW, with COD in February 2019.
The wind farm operates 16 Vestas turbines distributed across a site located 11 km south of Villalonga, on National Route No. 3, approximately 90 km north of Carmen de Patagones and 170 km south of Bahía Blanca. The project includes a 33/132 kV substation and a 132 kV transmission line connecting to the SADI through the Pedro Luro and Carmen de Patagones substations. These facilities are located on properties owned by us, and access roads to these wind farms are built and maintained by us.
Villalonga I, awarded under RenovAr 1.0, was developed by our subsidiary Genneia Vientos Argentinos S.A., which entered into a 20-year U.S. Dollar–denominated PPA with CAMMESA on January 12, 2017, covering the wind farm’s full installed capacity.
Villalonga II was one of the first projects to operate in the MATER framework, reinforcing our leadership in supplying large users in the private market.
In addition, Villalonga I and II are covered by a 10-year service and availability agreement, under which Vestas provides technical assistance, training, and maintenance services, ensuring availability factors of up to 97%.

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Chubut Norte I, II, III and IV Wind Farms
The Chubut I, II, III and IV Norte wind farms, located in the Province of Chubut, are one of our flagship renewable projects, developed in four stages with a total installed capacity of 195.3 MW. As of December 31, 2025, we had invested approximately U.S.$279.0 million. The complex operates 46 wind turbines on a 7,377-hectare site situated along National Route No. 3, at km 1,375.3, approximately 18 km northwest of Puerto Madryn. The project was developed in four construction stages:
•Chubut Norte I: 8 Vestas turbines (3.6 MW each), 117 m hub height, 63 m blades, totaling 28.4 MW. COD: December 2018.
•Chubut Norte II: 6 Nordex turbines (4.4 MW each), 120 m hub height, 74 m blades, totaling 26.3 MW. COD: February 2021.
•Chubut Norte III: 13 Nordex turbines (4.4 MW each), totaling 57.7 MW. COD: February 2021.
•Chubut Norte IV: 19 Nordex turbines (4.4 MW each), totaling 83.0 MW. COD: February 2021.
In 2020, the Chubut wind farms were authorized by the Verified Carbon Standard to issue emission reduction certificates. Chubut Norte II was originated under the MATER framework, reinforcing our participation in the private market. For the development of Chubut Norte III and IV, we partnered with Pan American Energy, highlighting the scale and strategic value of the complex.
The wind farm connects to the SADI through its own infrastructure, ensuring reliable integration of renewable energy into the national grid.
Chubut Norte I, awarded under RenovAr 1.0, was developed by our subsidiary Genneia Vientos del Sur S.A., which entered into a 20-year U.S. Dollar–denominated PPA with CAMMESA on January 12, 2017, covering the wind farm’s full installed capacity.
Chubut Norte II operates in the MATER framework, supplying competitive energy to private off-takers.
Chubut Norte III, awarded under RenovAr 2.0, was developed by our subsidiary Vientos Patagónicos Chubut Norte III V S.A., “Vientos Patagónicos”, which entered into a 20-year U.S. Dollar–denominated PPA with CAMMESA on January 12, 2017, covering the wind farm’s full installed capacity.
Chubut Norte IV, awarded under RenovAr 2.0, was developed by our subsidiary Vientos Sudamericanos Chubut Norte IV S.A., “Vientos Sudamericanos”, which entered into a 20-year U.S. Dollar–denominated PPA with CAMMESA on June 26, 2018, covering the wind farm’s full installed capacity.
The wind farms Chubut Norte II, III and IV are located over a property that is co-owned by Vientos Sudamericanos (for Chubut Norte IV), Vientos Patagónicos (for Chubut Norte III) and WEM (for Chubut Norte II), for the following undivided parts: (i) Genneia S.A.: 28.36%; (ii) Vientos Sudamericanos: 43.29%; y (iii) Vientos Patagónicos: 28.35%. The condominium owners prepared a boundary and division plan of the property and initiated the process to obtain the approval and registration of such plan before the General Directorate of Cadastre of the Province of Chubut. The registration is pending approval by the General Directorate of Cadastre.
Additionally, Chubut Norte I has a 10-year services and availability contract with Vestas since 2017, guaranteeing up to 98% availability, while Chubut Norte II, III and IV have 10-year O&M agreements with Nordex Argentina, ensuring up to 98% availability since 2018.
Pomona I and II Wind Farms
The Pomona wind farms, located in the Province of Río Negro, have an installed capacity of 113.4 MW. As of December 31, 2025, the total investment in these wind farms was approximately U.S.$147.1 million, which was developed in two construction stages:
•Pomona I: 26 turbines, 101.4 MW, COD July 2019, developed under the RenovAr 1.5 program.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
•Pomona II: 3 turbines, 12 MW, COD August 2019, under the MATER framework.
The Pomona wind farm operates 29 turbines of 120-meter hub height and rotor blades of 64.7 meters each, distributed across a site approximately 10 km southwest of the town of Pomona, central Río Negro. The project includes a 33/132kV substation and a dedicated 132kV transmission line connecting the farm to the SADI via the Choele Choel–Luis Beltrán line, allowing electricity distribution nationwide.
Since 2020, Pomona Wind Farm has been authorized by the Verified Carbon Standard to issue emission reduction certificates, highlighting its contribution to sustainable energy and CO₂ reduction.
Pomona I, awarded under RenovAr 1.5, was developed by our subsidiary Genneia Vientos del Sudoeste S.A., which entered into a 20-year U.S. Dollar–denominated PPA with CAMMESA in May 2017, covering the wind farm’s full installed capacity.
Pomona II operates in the MATER framework, supplying competitive energy to private off-takers.
Both Pomona I and II have 10-year services and availability contracts with Nordex, guaranteeing up to 98% turbine availability since 2018.
Necochea Wind Farm
The Necochea wind farm, located in the Province of Buenos Aires, is a renewable energy project generating electricity from wind. The project, developed in partnership with Centrales de la Costa under RenovAr Round 1.5, began operations in February 2020. As of December 31, 2025, the Company invested about U.S.$66.3 million and has an installed capacity of 37.95 MW.
The wind farm comprises 11 turbines of 87 meters hub height and rotor blades of 61.5 meters each, distributed across a 158-hectare site approximately 10 km southwest of the city of Necochea. The project includes a 33kV line connecting the park’s switchyard to the Necochea transformer station, enabling transmission to the SADI.
On November 21, 2016, we entered into an agreement with Buenos Aires Energía S.A. for the joint development and financing of the Necochea wind farm project. On November 25, 2016, the Ministry of Energy issued Resolution No. 281 awarding Buenos Aires Energía S.A. the right to develop Vientos de Necochea I wind farm project. On November 21, 2017, Vientos de Necochea, in which we hold a 50% interest and Buenos Aires Energía S.A. holds the remaining 50%, signed a 20-year PPA with CAMMESA for all the Installed capacity of the Vientos de Necochea I wind farm.
In May 2018, Vientos de Necochea executed an agreement with Vestas Argentinas S.A. for wind turbine maintenance and guarantee of availability of up to 97%.
La Elbita Wind Farm
The La Elbita wind farm, located in the Tandil district of Buenos Aires Province, is a renewable energy project generating electricity to be sold in the MATER or in the spot market. The farm has a total installed capacity of 162 MW, comprising 36 Vestas V150 turbines of 4.5 MW each with a hub height of 120 meters, distributed across two sites totaling 1,464 hectares. As of December 31, 2025, the Company invested about U.S.$255.7 million.
The project was developed in three stages under Resolution SE281/17, with assigned transmission interconnection capacity in the MATER as follows:
•La Elbita I – 103.5 MW (March 31, 2022);
•La Elbita II – 36 MW (October 31, 2022);
•La Elbita III – 22.5 MW (October 31, 2023).
The commercial operation of the total nominal power of 162 MW was achieved progressively between June and October 2024.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
As the third wind farm of Genneia in the Province of Buenos Aires, La Elbita includes all necessary infrastructure for grid connection, including on-site substations and lines connecting the farm to the SADI. The project leverages Vestas turbine technology, ensuring high operational reliability and performance. Therefore, we signed a 25-years services and availability agreement with Vestas Argentina, ensuring turbine maintenance and guaranteeing high availability up to 98% (up to 20 yeas) and 97% (for the last five years).
For La Elbita Wind Farm, we hold an usufructuary rights over the property on where the facility is located.
Solar Farms
Ullum I, II and III Solar Farms
The Ullum I, II and III solar farms, located in the Province of San Juan, are the first solar power plants developed by us under our subsidiaries Ullum 1 Solar S.A.U. (owner of the Ullum I solar farm), Ullum 2 Solar S.A.U. (owner of the Ullum II solar farm) and Ullum 3 Solar S.A.U. (owner of the Ullum III solar farm). Acquired by us in April 2018, the project was built in three construction phases, in which we invested a total of U.S.$83.4 million as of December 31, 2025, with an installed capacity of 82 MW:
•Ullum I: 25 MW of installed capacity, with COD in December 2018.
•Ullum II: 25 MW of installed capacity, with COD in December 2018.
•Ullum III: 32 MW of installed capacity, with COD in December 2018.
Within the framework of RenovAr 1.5, the Ministry of Energy granted the original developer the right to develop the Ullum solar farms. Ullum I, II, and III entered into 20-year U.S. Dollar-denominated PPAs with CAMMESA for their total installed capacity in May and June 2017. We acquired the three projects in April 2018, each with PPAs in place. On April 9, 2018, the plants entered into “turn-key” engineering, procurement, and construction agreements (EPC) with Energías Sustentables S.A., covering all design, supply, civil and electrical works, connection, testing, start-up, and completion services.
On March 26, 2019, we executed agreements for the provision of O&M services to these subsidiaries, which are fully in force. The Ullum solar farms are located along Provincial Route No. 54, approximately 12 km northwest of Villa Ibáñez, Department of Ullum, Province of San Juan, Argentina, on a total of over 298 hectares leased for 30 years.
Since 2020, the Ullum solar farm has been authorized by the Verified Carbon Standard to issue emission reduction certificates.
Sierras de Ullum Solar Farm
Sierras de Ullum is part of our portfolio of renewable energy projects, generating electricity for sale in the MATER or in the spot market. The Sierras de Ullum solar farm is located in the Province of San Juan, adjacent to our existing Ullum I, II, and III solar farms, on a 159-hectare site. As of the year ended December 31, 2025, we had invested approximately U.S.$60.2 million (excluding the derecognition of property, plant and equipment due to an extraordinary climate event in January 2025). We lease the property where the solar facility is located.
The project has an installed capacity of 78 MW and was developed to meet the energy demand of large industrial users within the framework of the MATER. Construction began in February 2022, and the farm became fully operational in March 2023.
The transmission interconnection capacity was requested in accordance with Resolution SE 281/17. CAMMESA initially allocated 58 MW to the project in August 2021, with an additional 6 MW allocated in March 2022.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Tocota III Solar Farm
The Tocota III solar farm officially entered operation in January 2024, marking a milestone for Genneia as the first company in Argentina to reach 1 GW of renewable installed power. This project was designed for the generation of electrical energy to be commercialized in the MATER or in the spot market. The Tocota III solar farm is located in the town of Iglesias, in the northwest of the Province of San Juan, which has an installed capacity of 60 MW. We lease the property where the solar facility is located. As of December 31, 2025, we had invested approximately U.S.$55.4 million.
We requested transmission interconnection capacity in accordance with Resolution SE281/17, and the Tocota III solar project was assigned 14 MW of capacity in the MATER on March 31, 2022. Commercial authorization for the full 60 MW was granted in three tranches: (i) 22 MW in December 2023, (ii) 18 MW in January 2024, and (iii) 20 MW in February 2024.
As of the date of this prospectus, the operational performance of the Tocota III solar farm is limited and below our initial expectations, mainly due to infrastructure problems associated with instabilities in the electrical network of the Bauchaceta transformer station. We are evaluating various technical and operational alternatives that will allow increasing the dispatch of energy to the network of the Tocota III solar farm. Moreover, the generation reduction has no impact on the company's contractual commitments regarding the delivery of energy.
Malargüe I Solar Farm
The Malargüe I solar farm (previously known as Los Molles) was designed for the generation of electrical energy to be commercialized in the MATER or in the spot market. As of December 31, 2025, the Company invested about U.S.$88.6 million.
The Malargüe I solar farm has an installed capacity of 90 MW, with transmission interconnection capacity, and will be located about 9 km northwest of the city of Malargüe and 320 km from the capital of the Province of Mendoza. We lease the property where the solar facility is located. Commercial authorization for a total installed capacity of 90 MW was obtained in two tranches: (i) 60 MW on January 6, 2025, and (ii) 30 MW on January 20, 2025.
Anchoris Solar Farm
The Anchoris solar farm was designed for the generation of electrical energy to be commercialized in the MATER or in the spot market. The Anchoris solar farm has an installed capacity of 180 MW, and will be located on Route 48 Km, 2 km west of National Route 40, with access 2.5 km north of the town of Anchoris, in the Province of Mendoza.
The Anchoris solar farm has a transmission interconnection capacity of 155 MW and plans to dispatch the energy generated through a 33 kV interconnection, whose connection will be made in a set of cells located in the Anchoris Substation at 33/132 kV, property of Distrocuyo. As of December 31, 2025, the Company invested about U.S.$151.7 million. Commercial authorization for a total installed capacity of 180 MW was obtained in two tranches: (i) 115 MW on June 6, 2025, and (ii) the remaining 65 MW on August 5, 2025.
San Rafael Solar Farm
The San Rafael solar farm is part of our renewable portfolio intended to generate electrical energy to be sold to private buyers under MATER. The San Rafael solar farm is expected to have an installed capacity of 180 MW and will be located in the town of San Rafael, in the Province of Mendoza. The site selected for the project is situated 81 km west of the city of San Rafael. The interconnection to the SADI will be established at the Agua del Toro Substation, owned by Distrocuyo S.A., via a 220 kV connection.
The project was originally designed to have an installed capacity of 150 MW, which was expanded to 180 MW after securing dispatch priority of approximately 80 MW on March 26, 2025. The total estimated investment for the construction of the 180 MW of San Rafael solar farm is approximately U.S.$180 million.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity. The full commercial operation is expected in the second quarter of 2026.
In relation to this project, following the MATER regulations, to maintain the right to this transmission interconnection capacity the Company must pay quarterly fees since the quarter in which the priority is assigned until the effective date of the COD, which have been capitalized under the item “Property, plant and equipment” within the statement of financial position.
San Juan Sur Solar Farm
The San Juan Sur Solar Farm is part of the Company’s renewable energy portfolio and is intended to generate electrical energy for sale to private offtakers. The project is expected to have an installed capacity of 129.2 MW and will be located adjacent to the San Juan Sur Transformer Station in Retamito, Sarmiento Department, Province of San Juan, Argentina.
The project has been granted dispatch priority for 129 MW and is expected to deliver the energy generated through a 33 kV interconnection line connected to the San Juan Sur Transformer Station, which is owned by EPRE (Ente Provincial Regulador de la Electricidad). The Company currently estimates a preliminary total capital investment of approximately U.S.$110 million and expects the commercial operation date to occur in the second quarter of 2026. There can be no assurance that the project will be completed within the expected timeframe or budget.
Pursuant to the applicable regulations under the MATER framework, and in order to maintain its dispatch priority, the Company is required to pay quarterly fees from the quarter in which such priority is granted through the COD. Such amounts have been capitalized and recorded under “Property, plant and equipment” in the Company’s statement of financial position.
Thermal Power Plants
In 2007, we participated in an international bidding process (RFP No. 1/2007 and 2/2007) conducted by ENARSA in accordance with the Thermal Energy Program to develop and operate new thermal power installed capacity. We were awarded the right to develop and operate seven thermal generation plants located in Pinamar, Matheu, Olavarría, Bragado and Las Armas in the Province of Buenos Aires, and Paraná and Concepción del Uruguay in the Province of Entre Ríos, with a combined installed capacity of 273 MW.
In 2016, we participated in a bidding process conducted by the Ministry of Energy on new generation capacity and electricity production for the period summer 2016/2017, winter 2017 and summer 2017/2018. We were awarded two PPAs for our Bragado II and III expansion projects with a combined installed capacity of 118 MW. The Bragado II and III projects also have thermal dual-fuel (natural gas and diesel fuel) generation turbines (four GE TM2500 Gen8 turbines). The COD was February 18, 2017 for the first stage of 59 MW (Bragado II plant) and May 5, 2017 for the second stage of 59 MW (Bragado III plant). As of December 31, 2025, the Company invested aproximately U.S.$106.4 million in the development of the generation assets of these projects, financed through capital contributions and the undertaking of new debt.
On August 11, 2017, we acquired from Pluspetrol Resources Corporation B.V. and Pluspetrol Resources Corporation our largest thermal plant, the Cruz Alta plant in Tucumán with a combined installed capacity of 245 MW, through the acquisition of GETSA, by our wholly-owned subsidiary GEDESA. This power plant has two General Electrical 9171 E units of 122.5 MW each fueled by natural gas and connected to an electrical substation of 132 Kv. The COD of this plant was June 2002 and June 2003 but it has only been operated by us (through GEDESA) since August 2017. The acquisition price for 100% of GETSA’s shares was U.S.$68.4 million, plus a commitment to pay sellers for certain CAMMESA credits if collected (book value of Ps.35.9 million at acquisition, plus related interest). The net consideration transferred, after deducting cash and cash equivalents acquired, was U.S.$64.5 million. On December 1, 2017, GEDESA and GETSA entered into a definitive merger agreement, by means of which GEDESA absorbed GETSA. This plant is under the Base Energy Remuneration Framework.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
All our thermal power plants are built on properties which we own or use pursuant to leases granted by third parties. The term of these leases, easements or usufruct rights granted by third parties~~,~~ are linked to the term of the relevant PPA.
The Cruz Alta plant does not have PPAs, but operates under the Base Energy Remuneration Framework with CAMMESA, which compensates the generator for firm capacity as well as, to a lesser extent, generation based on tariffs that are periodically reviewed.
Fuel Supply for our Thermal Power Plants
We use different types of fuel to operate our thermal facilities. The fuel used determines the variable cost of production of each facility.
All of the turbines we use (except for the turbines in the Cruz Alta plant, which operate only with natural gas) are dual fueled and can operate using natural gas and diesel fuel. Our plants operate mostly using natural gas during most of the year and using diesel fuel during the winter season, when natural gas is curtailed by the Secretariat of Energy and its supply is mostly limited to residential use. Under our PPAs for our thermal power plants, CAMMESA is not obliged to provide us with natural gas or diesel fuel but has the option to do so or reimburse us for the cost of natural gas and diesel fuel. Nonetheless, pursuant to Resolutions No. 95/2013 and 529/2014 issued by the Secretariat of Energy, CAMMESA is in charge of managing and supplying all fuels required to operate our thermal plants, and, since June 2014, CAMMESA has provided us with the natural gas and diesel fuel necessary to fire our thermal plants.
Our Power Purchase Agreements
We have secured several long-term PPAs, including contracts with private off-takers, for our operating power plants. All of our MATER assets operate as a single portfolio, reducing geographical and technology risk.
As of December 31, 2025, the estimated weighted average term of our PPAs, calculated from their respective COD dates and weighted based on each asset’s production, is approximately 11 years for renewable energy farms and two years for thermal power plants. The average useful life of these facilities is calculated from their COD.
With respect to contracts with private off-takers, the estimated weighted average term for our MATER portfolio clients stands at approximately 6 years as of December 31, 2025.
Given Argentina’s current generation capacity constraints, we anticipate being able to renew or replace the PPAs associated with our facilities. However, there can be no assurance that such renewals or replacements will occur. In addition, the Cruz Alta plant operates without a PPA and is compensated under CAMMESA’s Resolution 400/2025 Remuneration Framework, which provides remuneration for firm capacity and, to a lesser extent, for energy generation, based on tariffs reviewed periodically by CAMMESA.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
The following table shows certain information relating to our executed PPAs as of the date of this prospectus:

	Status	Gross Installed Capacity (MW)(1)	Tariffs for Firm Capacity (3)(4)	Required Availability Factor(3)(5)	Reimbursement of Expenses for Electricity Delivered (6)(7)	Tariffs for Electricity Delivered(7)	Expiration	Counter Party
Wind Farms:
Rawson I	Operating	52.50	N/A	N/A	N/A	60.00	—(8)	MATER
Rawson II	Operating	31.15	N/A	N/A	N/A	60.00	—(8)	MATER
Trelew(10)	Operating	51.00	N/A	N/A	N/A	127.01	August 2028(9)	CAMMESA
Rawson III	Operating	25.05	N/A	N/A	N/A	60.00	—(8)	MATER
Villalonga II	Operating	3.45	N/A	N/A	N/A	60.00	—(8)	MATER
Pomona II	Operating	11.70	N/A	N/A	N/A	60.00	—(8)	MATER
Chubut Norte II	Operating	26.28	N/A	N/A	N/A	60.00	—(8)	MATER
Madryn I	Operating	71.10	N/A	N/A	N/A	76.23	November 2038	CAMMESA
Villalonga I	Operating	51.75	N/A	N/A	N/A	54.96	December 2038	CAMMESA
Chubut Norte I	Operating	28.80	N/A	N/A	N/A	66.00	December 2038	CAMMESA
Madryn II	Operating	151.2	N/A	N/A	N/A	76.23	September 2039	CAMMESA
Chubut Norte III	Operating	57.66	N/A	N/A	N/A	38.90	January 2041	CAMMESA
Chubut Norte IV	Operating	83.22	N/A	N/A	N/A	38.90	January 2041	CAMMESA
Pomona I	Operating	101.40	N/A	N/A	N/A	54.88	July 2039	CAMMESA
Necochea	Operating	37.95	N/A	N/A	N/A	55.50	February 2040	CAMMESA
La Elbita	Operating	162.00	N/A	N/A	N/A	60.00	—(8)	MATER
Solar Power Plants
Ullum I(11)	Operating	25.00	N/A	N/A	N/A	53.73	December 2038	CAMMESA
Ullum II(11)	Operating	25.00	N/A	N/A	N/A	55.23	December 2038	CAMMESA
Ullum III(11)	Operating	32.00	N/A	N/A	N/A	57.63	December 2038	CAMMESA
Sierras de Ullum	Operating	78.00	N/A	N/A	N/A	60.00	—(8)	MATER
Tocota III	Operating	60.00	N/A	N/A	N/A	60.00	—(8)	MATER
Malargüe	Operating	90.00	N/A	N/A	N/A	60.00	—(8)	MATER
Anchoris	Operating	180.00	N/A	N/A	N/A	60.00	—(8)	MATER
San Rafael(12)	Operating	150.00	N/A	N/A	N/A	60.00	—(8)	MATER
Thermal Power Plants
Bragado II	Operating	59.00	25.000	N/A	7.45/10.15	N/A	February 2027	CAMMESA
Bragado III	Operating	59.00	19.000	N/A	7.45/10.15	N/A	May 2027	CAMMESA
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(1)For our wind farms, the contracted capacity is calculated as a percentage of the installed capacity. For our thermal power plants, the contracted capacity is calculated in MW. For our solar farms, the contracted capacity is calculated with the total nominal generating capacity of a facility, measured in MW, without deductions for auxiliary consumption or other losses.
(2)Our PPAs for wind farms do not provide firm capacity rates nor required availability factor.
(3)In U.S.$/MWm, unless otherwise indicated.
(4)Firm capacity rates are subject to the availability factors set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting Our Results of Operations—Dispatch and Availability.” In the event that the availability factor is reduced, payments for firm capacity shall also be reduced accordingly and penalties imposed, as set forth under the relevant PPA.
(5)Our PPAs for thermal power plants provide different rates depending on what fuel is used for firing the turbines (i.e., natural gas or diesel fuel). Rates separated with a slash refer to rates for natural gas-fired generation and diesel fuel-fired generation, respectively.
(6)In U.S.$/MWh, unless otherwise indicated.
(7)In connection with Rawson III wind farm, in September 2016 we entered into a PPA with Loma Negra, the first PPA with a private user in Argentina for approximately 60% of the installed capacity of our Rawson III wind farm.
(8)The energy sold to private off-takers under the MATER framework is sourced from multiple facilities, including Rawson I, II and III, Villalonga II, Pomona II, Chubut Norte II, Sierras de Ullum, Tocota III, Anchoris, Malargüe and La Elbita. We do not provide a detailed description of these agreements, as the terms and conditions of the PPAs may vary significantly. As of December 31, 2025, the weighted average term of our PPAs with private buyers was six years. For additional details on PPAs with C&I customers, see “Business Overview—PPAs Entered into with Private Users in Argentina.”
(9)The expiration date of our PPAs for Trelew wind farm is the earlier of (i) 15 years after the COD of each power plant or (ii) the dispatch of the maximum quantity of energy committed to be purchased by ENARSA. For further information, see “Business Overview—PPAs Entered into with CAMMESA for our Wind and Solar Farms—PPAs for Trelew Wind Farm.”
(10)At the Trelew wind farm, the Company implemented an improvement plan between 2024 and 2025, which included the installation of three new Goldwind wind turbines.
(11)We entered into three PPAs with CAMMESA for solar power. The PPAs cover 100% of the installed capacity of our Ullum solar farms.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
(12)On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity.
FODER
The FODER Trust Agreement (executed on August 5, 2016, between the Federal Government, as trustor, and BICE, as trustee) and the FODER Joinder Agreement (executed between the Federal Government, as trustor, BICE, as trustee, and the awarded generator, as beneficiary) establish the generator’s right to sell the project and the trustor’s obligation to purchase the project upon the occurrence of certain triggering events (“Causes of Sale”).
The Causes of Sale are listed in Section 7.1 of the FODER Joinder Agreement, as follows:
(a)lack of payment by CAMMESA of (i) four consecutive sales statements (and the possible invoices and credit or debit notes, if any), or (ii) six non-consecutive sales statements (plus any pending invoices, credit or debit notes, if any) during any twelve-month period;
(b)an inconvertibility event (defined as an event or a series of events resulting from the inability of the generator to purchase U.S. Dollars or to convert Argentine Pesos to U.S. Dollars in Argentina, in each case, for an amount equivalent to or greater than the billing amount of the generator received within the six months subsequent to the occurrence of such event or series of events for the needed amount to make any payment of interests under the financing documents, whichever is higher; in both cases, as long as there is no other proceeding or instrument to purchase U.S. Dollars or to convert Argentine Pesos to U.S. Dollars in any market) after the project’s COD, as long as the long-term debt in a foreign currency of Argentina does not hold an investment grade qualification,
(c) a non-transferability event (defined as an event or a series of events resulting from the inability of the generator to pay or transfer U.S. Dollars to individuals or bank accounts located outside the Republic of Argentina, in each case, for an amount equivalent to or greater than the billing amount of the generator received within the six months subsequent to the occurrence of such event or series of events or for the needed amount to make any payment of interests under the financing documents, whichever is higher; in both cases, as long as there is no other proceeding or instrument to transfer U.S. Dollars to individuals or bank accounts located outside the Republic of Argentina) after the project’s COD, to the extent that the long-term debt in a foreign currency of the Republic of Argentina does not hold an investment grade qualification,
(d)(i) the early termination of the FODER due to reasons attributable to the Argentine government or (ii) any amendment or addendum to the FODER Trust Agreement, as long as in each of the cases mentioned in (i) and (ii), excludes the support provided by the FODER Guarantee Account, at the expense of the generator, acting in his capacity of Beneficiary, without the generator’s prior written consent, as long as it is not replaced by any other equivalent guarantee instrument; or
(e)CAMMESA’s non-compliance with the provisions of any arbitral award or court judgment resulting from a dispute submitted to the procedure set forth in the PPA.
World Bank’s Guarantees under FODER
In addition, in August 2017, the World Bank granted a guarantee under the FODER of U.S.$480 million for each of the projects from rounds 1 and 1.5 of the RenovAr program. Furthermore, in March 2018, the World Bank provided an additional guarantee of U.S.$250 million for each of the projects from round 2 of the RenovAr program. The scope of these guarantees covers the obligations of the FODER trustee’s of payment of the purchase price of the assets of the relevant project in accordance with the terms of the respective FODER Joinder Agreement.
In particular, if applicable and the FODER does not have the amounts owed from the FODER escrow accounts, the FODER trustee requests the Argentine government to contribute funds. In the event that the Argentine Government does not have sufficient funds to meet its guarantee, the World Bank has partially guaranteed the Argentine government’s guarantee. According to the indemnity agreement signed between the World Bank and Argentina, should the World Bank be required to pay this guarantee, the Argentine government must replenish those

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
funds immediately. Failure to do so could result in the World Bank suspending, canceling, or accelerating its financing facilities with Argentina.
PPAs Entered into with CAMMESA for our Wind and Solar Farms
PPAs for Rawson I and II Wind Farms
The two PPAs in connection with the Rawson I and II wind farms will expire the earlier of (i) 15 years (which can be extended for an additional 18 months) as from the date on which the first generation plant was commissioned and certified by CAMMESA and ENRE, and (ii) the date in which the actual dispatch of the maximum quantity of energy committed to be purchased by the buyers (2,400 GWh for Rawson I and 1,425 GWh for Rawson II) has been reached.
As of the date of this prospectus, Rawson I and II’s PPA has expired upon fulfilling its committed energy amount and have migrated to the MATER program pursuant to current regulations (Resolution 360/2023).
Below is a summary of the principal terms of the PPAs for our Rawson wind farms, prior to joining the MATER framework:
•We have the obligation to operate and maintain the wind farms subject to such agreements and sell electricity when dispatched by CAMMESA, as coordinator of the dispatch of electricity.
•Under these PPAs, we are entitled to receive payments for electricity effectively dispatched by us in an amount in U.S. Dollars per MWh. However, because the electricity generated by the Rawson wind farm benefits from certain transmission interconnection capacity established by the current regulatory framework, we are not entitled to receive firm capacity charges, as is customary in wind power projects.
•The buyer has no “take or pay” obligations and, thus, is not required to purchase a minimum volume of electricity generated by us. In addition, the buyer is only obliged to purchase up to a maximum quantity of energy effectively delivered to the SADI (2,400 GWh for Rawson I and 1,425 GWh for Rawson II).
•Electricity effectively delivered is compensated through a charge of U.S.$128.7/MWh for Rawson I and U.S.$124.2/MWh for Rawson II.
•In the event that our operating or maintenance costs increase due to inflation or other factors, we cannot pass any cost increases on to the buyer.
•Amounts payable to us under these PPAs are denominated in U.S. Dollars and payable in Argentine Pesos at the wholesale reference exchange rate (tipo de cambio de referencia mayorista) quoted by the Central Bank pursuant to Communication “A” 3500 as calculated on the business day prior to the expiration of the payment obligation by CAMMESA.
•Upon the agreement by the parties that a force majeure event (as defined under the Argentine Civil and Commercial Code) has occurred, any of the parties may suspend performance under the contract until the force majeure event has ended.
•The buyer has the right to apply monetary fines under certain circumstances. If, in the aggregate, such monetary fines applied exceed 15% of the total amount of the PPA, the buyer has the right to terminate the PPA upon prior written notice to us.
Since November 2019, we are the counterparty of the Rawsons I and II WEM Agreements and CAMMESA pays us directly, as instructed by the Secretariat of Energy.
PPA for Trelew Wind Farm
In accordance with the PPA executed (through our subsidiary Parque Eólico Loma Blanca IV S.A.U.) in relation to the Trelew wind farm, we have the right to receive payments in the amount of U.S.$127.01/MWh for the electric power delivered but it is not entitled to receive rates for the firm capacity. The PPAs will expire on the

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
earlier of (i) fifteen years (which can be extended by the buyer for an additional 18 months) after the date on which the first generation plant was commissioned and certified by CAMMESA and ENRE, and (ii) the actual dispatch of the maximum quantity of energy committed to be purchased by the buyer (i.e., 2,600 GWh).
The main terms of these PPAs are similar to the PPA for the Rawson I and II wind farm, except for the following:
•Electricity effectively delivered is compensated through a charge of U.S.$127.01/MWh.
•The buyer is only obliged to purchase up to 2,600 GWh effectively delivered to the NIS.
Since November 2021, we are the counterparty of the Trelew WEM Agreement and CAMMESA pays us directly, as instructed by the Secretariat of Energy.
PPA for Madryn Wind Farm
We entered into two PPAs in connection with the Madryn wind farm project that replaced the PPAs entered into with CAMMESA under Resolutions No. 712/2009 of the Secretariat of Energy. These PPAs will expire 20 years after the commercial authorization to operate the project in the WEM (i.e, the COD). On November 2, 2018 the Madryn I wind farm became operational, with an installed capacity of 71.1 MW and on September 26, 2019 the Madryn II wind farm became operational, with an installed capacity of 151.2 MW.
Below is a summary of the main terms of the PPAs for our Madryn wind farm project:
•We will have the obligation to build, operate and maintain the wind farm subject to such agreements and sell the electricity to CAMMESA (acting in representation of the WEM agents).
•We will commit 220 MW of power capacity.
•CAMMESA must purchase all electricity produced by the project and delivered by us to the delivery point established in the PPAs.
•Under these PPAs, we will be entitled to receive (i) a payment for electricity effectively dispatched of at least U.S.$76.23/MWh, and (ii) an additional annual adjustment set forth in the PPAs as a percentage of the price for electricity effectively dispatched.
•Amounts payable to us under these PPAs will be denominated in U.S. Dollars and payable in Pesos at the prevailing exchange rate of the immediately preceding business day of the payment date.
•Upon the occurrence of a force majeure event (as defined under the Argentine Civil and Commercial Code) we will be permitted to suspend performance until the force majeure event has ended.
•CAMMESA will have the right to impose monetary fines on us or terminate the PPA in the event that we incur in any of the events of defaults set forth therein.
•CAMMESA’s obligations under the PPAs will be guaranteed by the FODER in which the Argentine government is the trustor.
•FODER’s payment obligations are limited to the existing funds in the energy payment guarantee account, at each moment.
In case the COD is not met, CAMMESA will be entitled to impose a penalty per day of delay.
In order to comply with the conditions precedent set forth in Resolution No. 202-E/2016, on December 12, 2016, we entered into an agreement with Parque Eólico Loma Blanca I S.A., Parque Eólico Loma Blanca II S.A. and Parque Eólico Loma Blanca III S.A. (each controlled by Goldwind), as amended on September 15, 2017, in connection with the construction of the interconnection system of our Madryn wind farm and Loma Blanca I, II and

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
III wind farms to the NIS, or the Resolution 202 Agreement. As of the date of this prospectus, we do not know the identity of Goldwind’s parent and beneficial owners.
Agreement under Resolution No. 202 contemplates the following: (i) we and Goldwind will be jointly responsible for the construction, management, execution and financing of the interconnection system of the Madryn wind farm and Parque Eólico Loma Blanca IV S.A.U. with the SADI through the works for the extension of the 500 kV ET owned by Transener; (ii) the completion and subsequent authorization of the construction will take place within 29 months from the date of the execution, on May 31, 2017, of the PPAs between CAMMESA and us on the one hand, and Loma Blanca on the other hand, for the purchase of energy to be generated by the Madryn and Parque Eólico Loma Blanca IV S.A.U., respectively. The total expected investment amounts to U.S.$56.9 million, of which 40.5% will be assumed by Goldwind and 59.5% by us.
On December 13, 2016, we and Goldwind required from the Ministry of Energy the following: (i) the approval of the Resolution 202 Agreement; (ii) the determination of the additional compensation component as reimbursement for our participation in the construction of the interconnection system and (iii) the directive to CAMMESA for the inclusion of such additional compensation in the respective PPAs.
PPAs for Villalonga I and Chubut Norte I Wind Farms
Under the RenovAr round 1 bidding process, we were awarded (by means of Resolution No. 213 of the Ministry of Energy), the right to develop the Chubut Norte I and Villalonga projects. On January 12, 2017, we (through our subsidiaries, GVA and GVS) entered into PPAs related to the Villalonga I and Chubut Norte I wind farm projects with CAMMESA, which will expire on December 18, 2038 and December 11, 2038, respectively.
The main terms of these PPAs are similar to the PPA for the Madryn wind farm project, except for the following:
•The price that CAMMESA will pay will be U.S.$54.96/MWh (for the Villalonga wind farm project) and U.S.$66/MWh (for the Chubut Norte I wind farm project) and an additional annual adjustment set forth in the PPAs as a percentage of the price for electricity effectively dispatched.
•Pursuant to the PPAs the power capacity committed by us is 50 MW for the Villalonga wind farm project and 28.35 MW for the Chubut Norte I wind farm project.
PPA for Pomona I Wind Farm
Under the RenovAr round 1.5 bidding process, we were awarded (by means of Resolution No. 281 of the Ministry of Energy), the right to develop the Pomona project. On May 26, 2017, we (through our subsidiary, GVSO) entered into a PPA related to the Pomona wind farm project with CAMMESA, which will expire 20 years after the commercial authorization to operate in the WEM.
The main terms of this PPA are similar to the PPA for the Madryn wind farm, except for the following:
•The price that CAMMESA will pay will be U.S.$54.88/MWh and an additional annual adjustment set forth in the PPAs as a percentage of the price for electricity effectively dispatched.
•Pursuant to the PPA the power capacity committed by us is 100 MW.
PPA for Necochea Wind Farm
Under the RenovAr round 1.5 bidding process, Buenos Aires Energía S.A., our joint venture partner for our Vientos de Necochea I wind farm project, was awarded (by means of Resolution No. 281 of the Ministry of Energy) the right to develop the Necochea project. On November 21, 2017, Vientos de Necochea (with respect to which Buenos Aires Energía S.A. and we each own 50% equity interest and voting rights) entered into a PPA related to the Vientos de Necochea I wind farm project, which will expire 20 years after the date in which CAMMESA granted commercial authorization to operate in the WEM.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
The main terms of the Necochea PPA are similar to that of the Madryn wind farm, with the following exceptions:
The price that CAMMESA will pay Vientos de Necochea will be U.S.$55.50/MWh, with and an additional annual adjustment set forth in the PPAs as a percentage of the price for electricity effectively dispatched.
Pursuant to the PPA the power capacity to be committed by Vientos de Necochea is 37.95 MW.
PPAs for Ullum Solar Farms
Under the RenovAr round 1.5 bidding process, the right to develop the Ullum solar farms projects was awarded to their previous owner by means of Resolution No. 281 of the Ministry of Energy. In November 2017 and December 2017, the PPAs related to the Ullum solar farms were executed with CAMMESA. They will expire on December 18, 2038 (Ullum I and II) and December 21, 2038 (Ullum III).
The main terms of these PPAs are similar to the PPA for the Madryn wind farm project, except for the following:
•The price that CAMMESA will pay will be U.S.$53.73/MWh for Ullum I, U.S.$55.23/MWh for Ullum II and U.S.$57.63/MWh for Ullum III plus an additional annual adjustment set forth in the PPAs as a percentage of the price for electricity effectively dispatched.
•Pursuant to the PPAs the power capacity committed by us is 25 MW for Ullum I, 25 MW for Ullum II and 32 MW for Ullum III.
PPAs for Chubut Norte III and Chubut Norte IV Wind Farms
As part of Round 2 of the RenovAr program bidding process, we were awarded the right to develop the Chubut Norte III and Chubut Norte IV projects (by Resolution No. 473-E/2017 of the Ministry of Energy). On June 26, 2018, we entered into the PPAs related to such projects, the completion of which will take place after the expiration of the twenty-year term counted from the date on which CAMMESA grants the commercial authorization for the projects to start operating in the WEM. On February 4 and 25, 2021, CAMMESA granted the commercial authorizations to the wind farms Chubut Norte IV and Chubut Norte III, respectively.
The main terms of these PPAs are similar to the PPA for the Madryn wind farm project, except for the following:
•The price that CAMMESA will pay will be U.S.$38.90/MWh (for the Chubut Norte III and Chubut Norte IV wind farms projects), plus an additional annual adjustment set forth in the PPAs as a percentage of the price for electricity effectively dispatched.
•Pursuant to the PPAs the power capacity committed by us is 59 MW for the Chubut Norte III wind farm project and 84 MW for the Chubut Norte IV wind farm project.
On February 25, 2021, CAMMESA granted authorization for Chubut Norte III wind farm to begin commercial operation.
PPAs for Bragado II and III Thermal Plant
The Bragado II and III thermal plants, located in the town of Bragado in the Province of Buenos Aires, are thermal energy projects intended to generate electricity under Resolution No. 21/2016 through long-term contracts with CAMMESA. The plants have a total installed capacity of 118 MW, comprising two thermal generation units of 59 MW each. Bragado II achieved commercial operation in February 2017, while Bragado III achieved commercial operation in May 2017. As of December 31, 2025, we had invested approximately U.S.$106.4 million in both the Bragado II and III thermal plants.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
The projects were developed under 10-year U.S. Dollar-denominated PPAs with CAMMESA, with the following main terms and conditions:
•We are obligated to make available up to 60.40 MW of power capacity from May to October of each year and 58 MW from November to April.
◦CAMMESA dispatches electricity from the units according to system requirements.
◦We receive firm capacity payments of U.S.$25,000 per MW/month for Bragado II and U.S.$19,000 per MW/month for Bragado III.
◦CAMMESA is not obliged to provide fuel but may either supply natural gas or diesel directly or reimburse the Company for such purchases, subject to guaranteed fuel consumption levels. Pursuant to Resolutions No. 95/2013 and 529/2014, CAMMESA currently manages and supplies all fuel required for these plants.
The Bragado II and III plants provide firm thermal capacity to the national grid, supporting system reliability and complementing renewable generation within Argentina's energy matrix.
PPAs Entered into with Private Users in Argentina
Our PPAs with private off-takers are U.S. Dollar-denominated, providing stability and protection against local currency volatility. All of our MATER assets are managed as a single integrated portfolio, which reduces both geographical and technological concentration risks. We sell the majority of our output as firm energy under Delivery-or-Pay (“DoP”) contracts, structured on the P75 generation level of our entire portfolio. This approach ensures that resource variability does not affect our ability to meet contractual obligations.
The difference between P50 and P75 generation is sold through contracts without delivery-or-pay obligations, referred to as “surplus contracts.” Under these agreements, the Company has no commitment to deliver energy if actual generation falls below estimates. As of December 31, 2025, approximately 73% of our energy is sold under firm delivery-or-pay contracts at P75 generation levels, while the remaining 27% is commercialized as surplus energy under these flexible arrangements.
Delivery-of-pay contracts include a one-year delivery window, effectively providing a two-month buffer to manage seasonal fluctuations in renewable resource availability. Energy under these contracts is sold at a fixed price throughout the year (approximately U.S.$60/MWh in 2025). In contrast, surplus contracts sell energy under a hybrid framework that combines a fixed price component with exposure to the CAMMESA spot price, within and outside of agreed bands.
In the event of a shortfall under delivery-or-pay contracts, penalties are limited to the differential against the CAMMESA spot price, further containing downside risk.
During 2025, we incorporated to our portfolio the energy generation from Malargüe I, Rawson I, Rawson II and Anchoris. As a result, as of December 31, 2025, our top ten clients were Agua y Saneamientos Argentinos S.A., Vista O&G, Telecom, Newmont (OroPlata SA), Loma Negra, Arcor, Petroquímica Cuyo, Aeropuertos Argentina 2000, Cinergia and Envases Food. The energy sold to almost all of our private off-takers was generated from Rawson I, Rawson II and Rawson III, Villalonga II, Pomona II, Chubut Norte II, Sierras de Ullum, Tocota III, La Elbita, Malargüe I and Anchoris.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
The table below shows certain information relating to our renewable energy generation assets committed under MATER PPAs.

Facility	Type of Energy	Status	COD	MW	Clients(3)
Rawson I (1)	Wind	In operation	January 2012	52.50	Large users
Rawson II (1)	Wind	In operation	January 2012	31.15	Large users
Rawson III (2)	Wind	In operation	December 2017	25.05	Large users
Chubut Norte II	Wind	In operation	March 2021	26.28	Large users
Villalonga II	Wind	In operation	February 2019	3.45	Large users
Pomona II	Wind	In operation	August 2019	11.70	Large users
La Elbita	Wind	In operation	October 2024	162.00	Large users
Sierras de Ullum	Solar	In operation	March 2023	78.00	Large users
Tocota III	Solar	In operation	February 2024	60.00	Large users
Malargüe I	Solar	In operation	January 2025	90.00	Large users
Anchoris	Solar	In operation	August 2025	180.00	Large users
San Rafael(4)	Solar	Under construction	Second quarter of 2026	180.00	Large users
San Juan Sur	Solar	Under construction	Second quarter of 2026	129.20	Large users
__________________
(1)Rawson I and II were originally awarded under the GENREN program and migrated to the MATER program on October 1 and May 1, 2025, respectively.
(2)In connection with Rawson III wind farm, in September 2016 we entered into a PPA with Loma Negra, the first PPA with a private user in Argentina for approximately 60% of the installed capacity of our Rawson III wind farm.
(3)The energy sold to private off-takers under the MATER framework is sourced from multiple facilities, including Rawson I, Rawson II y Rawson III, Villalonga II, Pomona II, Chubut Norte II, Sierras de Ullum, Tocota III, Anchoris, Malargüe I and La Elbita. We do not provide a detailed description of these agreements, as the terms and conditions of the PPAs may vary significantly. As of December 31, 2025, the weighted average term of our PPAs with private off-takers stands at 6 years.
(4)On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity.
Energy Sale on the Spot Market on Marginal Cost (Resolution 400/2025)
On October 20, 2025, the Secretary of Energy issued Resolution No. 400/2025, which approved the “Rules for the Normalization of the Wholesale Electricity Market (WEM) and its Progressive Adaptation” (Reglas para la Normalización del MEM y su Adaptación Progresiva), effective as of November 1, 2025. See “Industry Overview—Regulatory Evolution and Upcoming Changes.”
The principal change introduced by this regulation is the implementation of a marginal cost-based pricing mechanism for energy transactions in the WEM. For a description of the applicable regulatory framework, see “Industry Overview.”
Under this regime, renewable energy projects developed under the MATER framework that achieve commercial operation on or after January 1, 2025 are permitted to sell energy at the applicable marginal price in the spot market. The Company’s projects expected to be positively affected by this regulatory change include Malargüe I, Anchoris, San Rafael and San Juan Sur. The Company does not anticipate any negative impact on its other facilities.
The table below sets forth certain information relating to the Company’s renewable generation assets that have the option to sell energy at marginal cost:

Facility	Type of Energy	Status	COD	MW	Clients
Malargüe I	Solar	In operation	January 2025	90.00	Large users
Anchoris	Solar	In operation	August 2025	180.00	Large users
San Rafael(1)	Solar	Under construction	Second quarter of 2026	180.00	Large users
San Juan Sur	Solar	Under construction	Second quarter of 2026	129.20	Large users

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
__________
(1)On December 24, 2025, the San Rafael solar project achieved commercial operation for 141.7 MW of installed capacity, followed by an additional 8.3 MW on February 4, 2026, for a total of 150 MW of its total 180 MW capacity.
Trading of Natural Gas and Transportation Capacity
We are engaged in the business of trading natural gas on the MEG. To enter the energy trading business, we obtained a license to trade natural gas on the MEG. Our customers in this business are other power generation companies, large users of natural gas for industrial purposes, other trading companies and natural gas producers We purchase natural gas both for our own account for subsequent sale and on behalf of third party accounts. In addition, we are engaged, both directly and through our subsidiary Enersud, in the business of marketing natural gas transportation capacity to other gas distribution companies and to large industrial users of natural gas. In 2005 and 2007, we participated in bidding processes (RFPs 2/2005 and 1/2007) conducted by TGS to assign natural gas transportation capacity through the San Martín pipeline, which runs across the Provinces of Santa Cruz, Chubut, Río Negro and La Pampa in southern Argentina and is operated by TGS, and were awarded a 42-year contract and total transportation capacity of approximately 165,000 m3d as a result of a Ps.40.0 million (approximately U.S.$13.0 million) investment for the expansion of this pipeline. We use this transportation capacity for trading purposes, which provides us with stable cash flows from long term agreements with well-known companies in Argentina.
Competition
The demand for energy and power in Argentina is satisfied by several public and private generating companies. Since 2015, the addition of new installed capacity through various projects (both thermal and renewable) and moderate demand growth has introduced new participants into the Argentine energy sector.
In the power generation market, across all technologies, we compete with some well-established players like Central Puerto, Pampa Energía, YPF Luz S.A. and AES Argentina Generación. When it comes to renewables, the main competitors include YPF Luz S.A., Pampa Energía, PCR, Central Puerto, Goldwind, MSU Green Energy, and 360 Energy, as of December 31, 2025.
As of the date of this prospectus, Genneia holds a 23% share of the renewable energy market, more than double that its closest competitor, which stands at around 10%. Since 2017, the company has been growing in an extremely competitive environment, adding over 1.7 GW of capacity despite macroeconomic uncertainties—leveraging its strong competitive advantages.
Environmental Matters
We must comply with applicable Argentine federal, provincial and local environmental standards, rules and regulations and believe that our current operations are substantially in compliance with such standards, rules and regulations as they have historically been interpreted and enforced. We either have been granted or have applied for all environmental permits required by the applicable environmental legislation necessary to operate our business.
We have developed a comprehensive environmental compliance and management program which is subject to periodic internal and external audits. Since February 4, 2014 to date, we have obtained from TÜV Argentina S.A. the ISO 14001:2004 and ISO 45001:2018 certifications for power supply generation and availability of our thermal power plants, wind farms and solar farms connected to the NIS. Additionally, we have recently expanded our Integrated Management System by obtaining the ISO 9001 certification for our “Project Management” process.
While we believe we have an adequate level of insurance coverage, Argentine environmental laws may require a level of insurance that is not available in the Argentine market. See “Risk Factors— Risks Relating to our Business and Industry—Compliance with environmental, health and safety regulations may require significant expenditures that could adversely affect our results of operations.”
We are not party to any material pending or, to our knowledge, threatened litigation related to environmental matters.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
Insurance
We maintain full-risk coverage against all insurable risks, including machinery breakdowns and business interruption. This insurance provides coverage for damages and losses arising from stoppages, due to strikes, earthquakes, hail, fire, lighting, floods and explosions for all our thermal plants and wind farms, among other events. We also maintain civil liability coverage for damages caused by us to third parties. We maintain full-risk coverage for our vehicles, buildings, property and electronic equipment. In addition, we usually acquire insurances against construction and assembling risks, with third-party liability coverage, for the capital investment projects we undertake.
We believe that the level of insurance coverage and backing that we maintain is reasonably appropriate for the risks that our businesses face and are comparable to the level of insurance and reinsurance coverage maintained by other companies of comparable size operating in the businesses in which we are engaged.
The table below provides a summary of our insurance policies as of the date of this prospectus:

Project (Entity)	Type of Insurance	Insurers (%)	Amount Insured (U.S.$)	Business Interruption (U.S.$)	Initial Date	Expiration Date
Thermal Generation
Bragado II and III (Genneia)	All Risk (3)	Opción (39.5%), Allianz (20%), Nación (12.5%), Sancor (12%), Sura (8%), Chubb (5%), San Cristóbal (3%)	105,570,000 (1) 30,000,000 (2)	31,468,000	03/31/2025	03/31/2026
Bragado II and III (Genneia)	Third Party Liability	Starr (100%)	15,000,000	—	10/25/2025	04/25/2027
Cruz Alta (Genneia Desarrollos )	All Risk (3)	Opción (39.5%), Allianz (20%), Nación (12.5%), Sancor (12%), Sura (8%), Chubb (5%), San Cristóbal (3%)	166,772,500 (1) 30,000,000 (2)	9,421,698	03/31/2025	03/31/2026
Cruz Alta (Genneia Desarrollos)	Third Party Liability	Starr (100%)	15,000,000	—	10/25/2025	04/25/2027

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Project (Entity)	Type of Insurance	Insurers (%)	Amount Insured (U.S.$)	Business Interruption (U.S.$)	Initial Date	Expiration Date
Wind Generation
Rawson I–II-III, PEM I–II, Villalonga II, Pomona II, Pechn II, La Elbita III (Genneia)	All Risk (3)	Sancor (26%), Allianz (25%), Galicia (14%), Nación (12.5%), Chubb (5.5%), San Cristóbal (4%), La Meridional (13%)	414,495,779 (1) 24,000,000 (2)	147,546,610	11/17/2025	11/17/2026
La Elbita I and II (Genneia)	All Risk (3)	Starr (100%)	210,383,000 (1) 18,811,815 (2)	36,274,456	06/25/2025	06/25/2026
La Elbita I and II (Genneia)	Third Party Liability	Sancor (100%)	10,000,000	—	06/25/2025	06/25/2026
Villalonga (GVA)	All Risk (3)	Opción (45%), Chubb (30%), Allianz (25%)	67,448,000 (1) 10,000,000 (2)	19,146,727	03/31/2025	03/31/2026
Villalonga (GVA)	Third Party Liability	Starr (100%)	15,000,000	—	02/26/2026	04/25/2027
Chubut Norte I (GVS)	All Risk (3)	Opción (45%), Chubb (30%), Allianz (25%)	47,739,683 (1) 10,000,000 (2)	12,596,683	03/31/2025	03/31/2026
Chubut Norte I (GVS)	Third Party Liability	Starr (100%)	15,000,000	—	02/26/2026	04/25/2027
Necochea (Vientos de Necochea)	All Risk (3)	Opción (45%), Chubb (30%), Allianz (25%)	67,000,000 (1) 10,000,000 (2)	13,336,055	03/31/2025	03/31/2026
Necochea (Vientos de Necochea)	Third Party Liability	Allianz (100%)	5,000,000	—	03/31/2025	03/31/2026
Loma Blanca IV (Genneia)	All Risk (3)	Sancor (6%), Allianz (35%), Galicia (27,5%), Nación (12.5%), San Cristóbal (4%), La Meridional (15%)	79,861,000 (1) 24,000,000 (2)	25,814,502	11/17/2025	11/17/2026
Loma Blanca IV (Genneia)	Third Party Liability	Starr (100%)	15,000,000	—	10/25/2025	04/25/2027
Chubut Norte IV (Vientos Sudamericanos)	All Risk (3)	Sancor (100%)	97,128,418 (1) 10,000,000 (2)	21,475,599	04/16/2025	10/15/2026
Chubut Norte IV (Vientos Sudamericanos)	Third Party Liability	Sancor (100%)	10,000,000	—	04/16/2025	10/15/2026
Chubut Norte III (Vientos Patagónicos)	All Risk (3)	Sancor (100%)	64,850,125 (1) 10,000,000 (2)	14,528,803	04/16/2025	10/15/2026
Chubut Norte III (Vientos Patagónicos)	Third Party Liability	Sancor (100%)	10,000,000 (2)	—	04/16/2025	04/16/2026
Pomona I (GVSO)	All Risk (3)	Starr (100%)	113,740,605 (1) 10,000,000 (2)	26,044,307	07/23/2025	07/23/2026
Pomona I (GVSO)	Third Party Liability	Chubb (100%)	10,000,000	—	07/23/2025	07/23/2026
Solar Generation
San Rafael (Genneia)	All Risk (3)	Allianz (45%) Nación (30%) Chubb (25%)	148.995.000 (1) 10,000,000 (2)	33.108.472	12/24/2025	06/24/2027
San Rafael (Genneia)	Third Party Liability	Opción (100%)	10,000,000 (1)	—	12/24/2025	06/24/2027
Sierras de Ullum (Genneia)	All Risk (3)	Sancor (5%), Allianz (35%), Galicia (25%), Nación (12.5%), San Cristóbal (10%), La Meridional (12,5%)	60,087,309 (1) 4,000,000 (2)	11,787,911	11/17/2025	04/17/2026
Tocota III (Genneia)	All Risk (3)	Nación (100%)	51,196,670 (1) 10,000,000 (2)	11,371,724	12/29/2025	12/29/2026
Tocota III (Genneia)	Third Party Liability	Opción (100%)	10,000,000	—	12/29/2025	12/29/2026
Anchoris (Genneia)	All Risk (3)	Opción (45%), Chubb (20%), La Caja (20%), Starr (10%), Allianz (5%)	112,921,000 (1) 10,000,000 (2)	29,337,285	06/05/2025	06/05/2026
Anchoris (Genneia)	Third Party Liability	Chubb (100%)	10,000,000	—	06/05/2025	06/05/2026
Malargüe I	All Risk (3)	Opción (55%), Chubb (35%), La Meridional (10%)	85,427,000 (1) 17,070,000 (2)	15,975,263	01/07/2026	12/29/2026
Malargüe I	Third Party Liability	Chubb (100%)	10,000,000	—	01/07/2026	12/29/2026

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Project (Entity)	Type of Insurance	Insurers (%)	Amount Insured (U.S.$)	Business Interruption (U.S.$)	Initial Date	Expiration Date
Ullum I–II-III (Ullum)	All Risk (3)	Sancor (5%), Allianz (35%), Galicia (25%), Nación (12.5%), San Cristóbal (10%), La Meridional (12,5%)	63,168,710 (1) 12,000,000 (2)	13,387,781	11/17/2025	11/17/2026
Construction (CAR/EAR and Related)
San Rafael Solar	CAR/EAR (3) (4)	Chubb (30%), Caja de Seguros (15%), Federación Patronal (35%), Starr (20%)	21,006,000 (1) 10,000,000 (2)	5,411,000	01/15/2025	03/15/2026
San Rafael Solar	Marine Cargo + DSU(4)	Sancor (100%)	75,382,000	27,772,278	11/28/2024	07/16/2026
San Juan Sur Solar	CAR/EAR (3)	Opción (34%), Chubb (30%), Caja de Seguros (20%), Starr (16%)	100,937,000 (1) 10,000,000 (2)	21,965,100	06/11/2025	08/23/2026
San Juan Sur Solar	Marine Cargo + DSU	Sancor (100%)	58,402,859	21,965,100	04/25/2025	04/30/2026
Lincoln and Junín Solar	CAR/EAR (3)	Chubb (100%)	39,621,000 (1) 10,000,000 (2)	7,076,260	09/09/2025	06/03/2026
Lincoln and Junín Solar	Marine Cargo + DSU	Chubb (100%)	19,977,000	7,000,000	06/24/2025	03/30/2026
Other Coverages
General Third Party Liability (various projects)(5)	Third Party Liability	Starr (100%)	15,000,000	—	10/25/2025	04/25/2027
Directors and Officers	D&O	Starr (100%)	15,000,000	—	02/28/2026	02/28/2027
______________________
(1)Amount insured under all risk coverage.
(2)Amount insured under terrorism coverage.
(3)Business interruption limits included under the same all risk and terrorism policies.
(4)“CAR” refers to Construction All Risks, “EAR” refers to Erection All Risks, and “DSU” refers to Delay in Start-Up.
(5)PER I, II and III, Madryn I and II, Villalonga II, Pomona II, Chubut Norte II and La Elibita III.
Employee Matters
The following table provides a breakdown of our employees as of December 31, 2025, 2024 and 2023. All of our employees are located in Argentina.

	As of the Year ended December 31,
	2025	2024	2023
Senior Management	8	7	6
Professionals	311	287	248
Administrative	36	40	32
Operation and maintenance personnel	89	77	71
Total Headcount	444	411	357
The operation and maintenance personnel of our thermal plants (which as of December 31, 2025 represented 19.37%) are members of the Luz y Fuerza labor union and 0.68% are members of other unions. Approximately 20.05% of our employees are covered by benefits granted by collective bargaining agreements. Historically, we have maintained good relations with the unions and have not experienced strikes.
As of the date of this prospectus, there are no suspensions or other actions affecting our labor relations.
Legal Proceedings
We are a party to several legal proceedings, including tax, labor, commercial and administrative matters arising in the ordinary course of business.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
As of December 31, 2025, we had provisioned U.S.$0.3 million in connection with these legal proceedings.
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. See notes 3.12 and 11 to our Audited Financial Statements for additional information regarding material legal proceedings.
ENARSA Claims
Since 2011, we and our subsidiary Enersud have been engaged in a dispute with ENARSA (formerly known as IEASA) relating to certain accumulated payments that we and our subsidiary Enersud allegedly owe to ENARSA under certain energy supply contracts for natural gas sold to us. The overdue debt payments stemmed from delays in the replacement of the energy supply contracts with ENARSA with new contracts with CAMMESA under SE Resolution 220/07.
In 2015, we notified ENARSA of the legal offset of our debt payments to ENARSA in the amount of U.S.$38.2 million, as a result of several overdue balances owed by ENARSA to the Company. As of the date of this prospectus, ENARSA continues to object to the offset and demand payment of the debt payments.
PUI and GUI Claim
In December 2024, we were notified of a claim filed by ENARSA before Argentine courts, claiming U.S.$14.8 million in principal plus applicable interest. ENARSA claims that we should have paid certain invoices for natural gas sold by ENARSA to us between September 2011 and August 2015, at the prices then applicable to a “supplier of last resort” or “PUI” (U.S.$7.5/MMBtu) and “natural gas of last resort” or “GUI” (U.S.$12.8/MMBtu).
We have challenged such invoices, and the lawsuit, on the grounds that the applicable billing price for the natural gas received by the company should have been the regulated price applicable to natural gas used for electricity generation (since the gas was consumed by the Company’s thermal power plants in the electric power generation). As of the date of this prospectus, the Company is pursuing a statute of limitation defense, after which the case may proceed to the evidentiary phase.
PPAs with ENARSA Claims
In January 2021, together with Parque Eólico Loma Blanca IV, we filed arbitration claims against ENARSA before the General Arbitration Tribunal of the Buenos Aires Stock Exchange (Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires), claiming amounts due as of that date under the PPAs.
In the claim we filed on December 12, 2022, the Arbitration Court sided with us and ordered ENARSA to pay us U.S.$9.4 million, plus 6% annual interest calculated from the date the notice of the complaint was given to ENARSA until the day before payment. We appealed the award with respect to the rate and the calculation of interest, while ENARSA appealed the totality of the judgment. The Commercial Court of Appeals upheld the arbitral award with costs to ENARSA and ordered a new payment, fixing interest at a rate of 8%. ENARSA filed a complaint against the ruling of the Commercial Court of Appeals and an appeal for annulment with respect to the interest rate fixed. As of this date of this prospectus, the annulment remains pending. ENARSA filed an extraordinary federal appeal against the ruling that upheld the award, which was rejected. Subsequently, on February 18, 2025, ENARSA filed an appeal before the Argentine Supreme Court of Justice, following the denial of the extraordinary federal appeal. On the same date, the Supreme Court referred the case to the Attorney General’s Office.
With respect to the arbitration claim filed by Loma Blanca IV wind farm, on February 15, 2024, the Court granted the arbitration claim of Loma Blanca IV wind farm, and ordered ENARSA to pay the amount resulting from a new liquidation, which appears to amount to U.S.$8.8 million, plus 6% interest, based on accounting expertise. ENARSA filed an appeal against the arbitration award. As of the date of this prospectus, the case is under judicial review by the Commercial Court of Appeals.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
CAMMESA
Claim for Exchange Difference Receivables
Under the WEM Agreements entered into under the Resolution SE No. 220/2007 (Concepción del Uruguay I, Concepción del Uruguay II, Las Armas I, Las Armas II, Matheu, Olavarría, Bragado, Paraná and Pinamar plants), CAMMESA has been paying the invoices issued by us in part, since it did not include in those payments the amounts that arise from the difference between the exchange rate at the settlement date and the exchange rate at the payment date.
On December 5, 2019, we filed a judicial lawsuit against CAMMESA for U.S.$13.0 million, for periods comprised between December 2012 and July 2019, which is pending before Federal Administrative Court No. 4. In September 2025, a judgment was rendered against us. As of the date of this prospectus, we have appealed this judgment and the matter remains pending.
In October 2022, November 2023, and September 2024, together with our subsidiary the Parque Eólico Loma Blanca IV, we initiated out-of-court claims before CAMMESA claiming amounts owed to us that arise from the differences between the exchange rate at the settlement date and the exchange rate at the payment date under: (i) the WEM Agreements entered into under the Res. SE No. 220/2007 (Concepción del Uruguay I, Concepción del Uruguay II, Las Armas I, Las Armas II, Matheu, Olavarría, Bragado, Paraná and Pinamar plants) for U.S.$13.7 million corresponding to transactions between August 2019 and May 2024, (ii) the PPAs of the wind farms Rawson I and Rawson II for U.S.$11.1 million corresponding to transactions between November 2019 and March 2024, and (iii) under the PPA of the Trelew wind farm for U.S.$5.4 million, corresponding to transactions between April 2021 and March 2024. As of the date of this prospectus, the prior administrative claim and mandatory mediation have been completed, fulfilling the necessary requirements to initiate legal proceedings, should the Company so decide.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
MANAGEMENT
Board of Directors
We are managed by a board of directors that is currently comprised of eight directors and eight alternate directors. Directors are elected by shareholders for a term of one year but must remain in office until new directors are appointed at a subsequent shareholders’ meeting. The members of our board of directors were elected at a shareholders’ meeting held on April 30, 2025 and their respective terms expired on December 31, 2025. However, the current members of the board of directors remain in office until new members are appointed in accordance with Article 257 of the Argentine Corporate Law. As of the date of this prospectus, the directors and alternate directors are elected separately for each class of shares. The Class A shareholders and the Class B shareholders each select four directors and four alternate directors. Two of our current directors are considered “independent” in accordance with the CNV Rules. The remainder of the current directors and alternate directors are deemed “non-independent” in accordance with the CNV Rules. As of the date of this prospectus, our current directors are in the process of registration with the public registry of commerce of the Province of Buenos Aires (Dirección Provincial de Personas Jurídicas) (“DPPJ”).
Following the global offering, the board of directors will consist of nine directors and nine alternate directors. Directors will be elected through the consideration of lists of candidates, which may be proposed by any shareholder or group of shareholders holding more than 3% of the Company’s capital stock, provided that no shareholder or group of shareholders holding more than 3% of the Company’s capital stock objects to such list. If an objection is raised, the election will instead be conducted on an individual, candidate-by-candidate basis. The list (or individual candidate, as applicable) that receives the vote of an absolute majority of the shares present or represented at the meeting will be elected. If no list (or candidate) receives such majority, a second vote will be held between the two lists (or candidates) that received the highest number of votes in the first round, and the list (or candidate) receiving the greater number of votes in such second vote will be elected.
Companies listed on the NYSE must comply with the corporate governance standards set forth in Section 303A of the NYSE Listed Company Manual. As a foreign private issuer, we follow the corporate governance practices and independence standards applicable under Argentine law and the CNV Rules, including for purposes of determining the independence of our directors, rather than the corresponding NYSE standards. However, we are required to comply with the audit committee requirements of Section 303A.06 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. As of the date of this prospectus, one of the three members of our audit committee is independent pursuant to such regulations. We will be required to have a majority independent audit committee within 90 days after the effectiveness of this registration statement and an audit committee composed entirely of independent directors within one year thereafter. See “—Corporate Governance Practices” and “—Statutory Provisions Concerning our Audit Committee.”
Our board of directors must meet at least once every three months and whenever the chairman of the board deems it necessary or at the request of any acting director or of our supervisory committee. Quorum for a meeting of the board of directors requires the presence of five directors (of which at least two must be Class A directors and two must be Class B directors), and the board of director’s resolution shall be adopted by an absolute majority of directors, which shall include the affirmative vote of at least two Class A directors and two Class B directors.
Pursuant to section 59 of the Argentine General Companies Law, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent businessperson. Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s bylaws or regulations, if any, and for any damage to these parties caused by fraud, abuse of authority or negligence, as provided for in Section 274 of the Argentine General Companies Law.
A director shall not be responsible for the decisions taken in a board of directors’ meeting as long as he or she states his or her opposition in writing and informs the supervisory committee before any claim arises. A director’s decision approved by the company’s shareholders releases that director of any responsibility for his decision, unless shareholders representing 5% or more of the company’s capital stock object that approval, or the decision was taken

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in violation of applicable law or the company’s by-laws. The company is entitled to file judicial actions against a director if a majority of the company’s shareholders at a shareholders’ meeting request that action.
Under the Argentine General Companies Law, our board of directors is in charge of our administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine General Companies Law, our by-laws and other applicable regulations. Furthermore, our board of directors is generally responsible for the execution of the resolutions passed by shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders. Under the Argentine General Companies Law, the duties and responsibilities of an alternate director, when acting in the place of a director on a temporary or permanent basis, are the same as those discussed above for directors, and they have no other duties or responsibilities as alternate directors.
Our directors and alternate directors as of the date of this prospectus are as follows:

Name	Position	Class Designation(1)	Age	Director Since	Term Expiration(3)
Jorge Pablo Brito	Chairman	Class B	53	2011	December 31, 2025
Darío Ezequiel Lizzano	Vice Chairman	Class A	53	2015	December 31, 2025
Francisco Sersale	Director	Class A	42	2022	December 31, 2025
Jorge De Pablo Cajal	Director	Class A	43	2007	December 31, 2025
Osvaldo Héctor Baños	Independent Director(2)	Class A	66	2016	December 31, 2025
Carolina Susana Curzi	Director	Class B	46	2022	December 31, 2025
César Pablo Rossi	Director	Class B	55	2011	December 31, 2025
Carlos Alberto de la Vega	Director	Class B	62	2015	December 31, 2025
Pedro Eugenio Aramburu	Alternate Director	Class A	48	2015	December 31, 2025
Julio Javier Lococo	Alternate Director	Class A	55	2023	December 31, 2025
Santiago Daireaux	Alternate Director	Class A	52	2015	December 31, 2025
Matías Gonzalo Bujan	Alternate Director	Class A	46	2015	December 31, 2025
Marcos Brito	Alternate Director	Class B	37	2011	December 31, 2025
José Fernando Correa	Alternate Director	Class B	41	2024	December 31, 2025
Christian Whamond	Alternate Director	Class B	49	2023	December 31, 2025
Delfín Federico Ezequiel Carballo	Alternate Director	Class B	35	2011	December 31, 2025
__________________
(1)Class of designation refers to the class of shareholders who proposed the director.
(2)Director is considered independent under Argentine laws and regulations. See “—Corporate Governance Practices.”
(3)The current members of the board of directors will remain in office until new members are appointed, in accordance with Article 257 of the Argentine Corporate Law.
Directors
Jorge Pablo Brito
Mr. Jorge Pablo Brito has been our director since November 2011, and our Chairman since January 2026. Mr. Brito is the Chairman of Banco Macro S.A. and began his career at Banco Macro in January 1997. He also served as Director at Nuevo Banco de Suquía S.A. (2004–2007), Nuevo Banco Bisel S.A. (2006–2009), Banco Privado de Inversiones S.A. (2010–2013), Mercado Abierto Electrónico S.A. (2013–2015), and Macro Securities S.A. (2004–2022) and as a Chairman Club Atlético River Plate (2021-2025). Mr. Brito also serves as Chairman of the Board of Inversora Juramento S.A.
Darío Ezequiel Lizzano
Mr. Lizzano has been our director and our deputy chairman since December 2015. He is also an alternate director of our subsidiaries MyC Energía S.A., Enersud, GEDESA, GVA, GVS, GVSO, Ullum solar farms, and the

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Parque Eólico Loma Blanca IV. He is also a board member of Argentina Commercial Properties S.A. (formerly Hoteles Sheraton de Argentina S.A.C.) and Plaza Logistica Argentina LLC. He has been a Managing Director and senior Portfolio Manager of PointState Argentum LLC since 2014. He has worked for over 35 years in the Latin American and emerging market equity business. Prior to joining PointState Argentum in 2014, Mr. Lizzano worked at Morgan Stanley as Managing Director and headed the Latin America Institutional Equity Division and was member of the Latam management committee. He was also Director of Research for Latin America and Head of the Global Emerging Markets Distribution Team for the Americas. Prior to Morgan Stanley, Mr. Lizzano worked at Santander from 1996 to 2007, initially as a Latin America Strategist and then as Head of the Latin America Equities business, before becoming the Global Head of Cash Equities. Mr. Lizzano was consistently ranked in the Institutional Investor Magazine and Latin Finance as one of the top Argentina country analysts and Latam equity strategists during 1996 and 2006.
Francisco Sersale di Cerisano
Mr. Sersale has been our director since June 2022 and is currently a director of Plaza Logística S.R.L., President of GCDI S.A. (formerly TGLT S.A.) and of Argentina Commercial Properties S.A. He is also a director of our subsidiaries: MyC Energía S.A., Enersud, GEDESA, GVA, GVS, GVSO, Ullum solar farms, the Loma Blanca IV wind farm, and an alternate director of our subsidiary Vientos de Necochea Mr. Sersale holds a Bachelor of Arts degree in Economics from Swarthmore College and a Master in Finance from Universidad Torcuato Di Tella. Previously, he was a portfolio manager at GMT Capital and worked as an equity analyst at T. Rowe Price International. He has extensive experience in emerging markets, working as an investor in Latin American equities since 2005.
Jorge De Pablo Cajal
Mr. de Pablo has been our director since 2007. He is also managing partner of LAIG Investments and a partner at Enphys Management Company, an investment firm focused on the energy transition theme. Mr. de Pablo is the co-founder, lead investor and chairman of the board of directors of Gosmo, a fleet management solutions company in Mexico. He is also the founding investor and chairman of the board of directors of Tactile Mobility, an Israeli artificial intelligence software company for the mobile industry. He holds a degree in Finance from CUNEF, Madrid.
Osvaldo Hector Baños
Mr. Baños has been our director since May 2016. He is also an alternate director of our subsidiaries MyC Energía S.A., Enersud, GEDESA, GVA, GVS, GVSO, Ullum solar farms, the Loma Blanca IV wind farm, Vientos Patagónicos, and Vientos Sudamericanos. Mr. Baños is also member of the board of directors of Galileo Tecnologies S.A. He holds a degree in Public Accounting (“CPA”) from Universidad de Buenos Aires.
Carolina Susana Curzi
Ms. Curzi has served as our director since April 2023, and has been an alternate director of Genneia in 2022 and an alternate director of Telecom Argentina S.A. since January 31, 2018. Ms. Curzi received her law degree from the University of Buenos Aires, is a partner of the law firm EGFA Abogados, and is a member of the Buenos Aires Bar Association.
César Pablo Rossi
Mr. Rossi has been our director since June 2011 and was chairman of the board of directors from April 2022 until January 2026. In addition, he is a director of Camuzzi Gas Pampeana S.A., Camuzzi Gas del Sur S.A., and of our following subsidiaries: MyC Energía S.A., Enersud, GEDESA, GVA, Vientos Sudamericanos, Vientos Patagónicos, GVS, GVSO, the Ullum solar farms, and the Loma Blanca IV wind farm; and alternate director of Vientos de Necochea He worked as tax manager, structured finance and trust manager of Banco Macro S.A. Mr. Rossi obtained a Master in Business Administration degree from Universidad Torcuato di Tella and is a certified public accountant graduated from Universidad de Buenos Aires.

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Carlos Alberto de la Vega
Mr. de la Vega has been our director since December 2015. He is also an alternate director of our subsidiaries: MyC Energía S.A., Enersud, GEDESA, GVA, GVS, GVSO, Ullum solar farms, Parque Eólico Loma Blanca IV S.A.U., Vientos Sudamericanos and Vientos Patagónicos He is also a member of the consulting board of FIEL (Institute of Latin American Economic Studies). He has previously worked as chairman and Chief Executive Officer of Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A., board member of TGS and Chief Financial Officer of Loma Negra. Mr. de la Vega holds a CPA degree from the Universidad de Buenos Aires, and post-graduate studies in the University of Virginia—Darden Graduate Business School, and Duke University—The Fuqua School of Business.
Alternate Directors
Pedro Eugenio Aramburu
Mr. Aramburu has been our alternate director since December 2015. He is currently a director of Compañía Naviera Horamar S.A., Ojo de Vino S.A., Patagonia Organic Meat Company S.A., Musica del Tigre S.A., and Aero Transport Consulting S.A.U. He is also an alternate Director of Achernar S.A., Pesquera Cruz Del Sur S.A., Sato Argentina S.A., Estancia la Rivera Grande S.A., Dock Argentina S.A., San Ignacio Agropecuaria S.A., ESPA Argentina S.A., Nuseed S.A., SIBA S.A. Sociedad Inversora Benavides Arieu S.A., Industria Química Alimentaria S.A., and Purtierra S.A. Mr. Aramburu is a statutory auditor of Santander Asset Management Gerente de Fondos Comunes de Inversión S.A., SAM Inversiones Argentine S.A., Getnet Argentina S.A.U., Inversora Cordillera S.A., Estancias y Colonias Arizona S.A., Inversiones Falabella Argentina S.A., Falabella S.A., DP Factory S.A., Cantones S.A.U., Instituto Massone S.A., Edding Argentina S.A., Petrolera El Trebol S.A., MSO Andes Energia Argentina S.A.U., LAN Argentina S.A. He is also an alternate statutory auditor of Crop Corporation S.A.U. and Grupo Los Grobo S.A. He is a partner of the law firm Pérez Alati, Grondona, Benites & Arntsen. He holds a degree in Law from the Universidad Católica Argentina and a Master of Laws degree (LL.M.) from Columbia University School of Law.
Julio Javier Lococo
Mr. Lococo has been our alternate director since April 2023. He is statutory auditor of Aerotransport Engineering Consulting S.A.U. He is also alternate statutory auditor of Santander Asset Management Gerente de Fondos Comunes de Inversión S.A. He is a partner of the law firm Pérez Alati, Grondona, Benites & Arntsen. He holds a degree in Law from the Pontificia Universidad Católica Argentina in 1993.
Santiago Daireaux
Mr. Daireaux has been our alternate director since December 2015. He is chairman of Glenmark Generics S.A. and Música del Tigre S.A. He is Director of Purtierra S.A. and Instituto Massone S.A. He is also an alternate Director of Achernar S.A., Ojo de Vino S.A., Calaer S.A., Agropecuaria y Comercial, Estancias y Colonias Arizona S.A., Estancia La Protegida S.A., Massone S.A., Biomás S.A., Itibanyl Productos Especiales S.A., ODA Trading S.A.S., Diransa S.R.L., Alugar S.R.L., Estancia Los Huemules S.A., and Organic Argentina S.A. He is also a statutory auditor of Crop Corporation S.A.U., Fizzmod S.A.U., Los Grobo Agropecuaria S.A., Grupo Los Grobo S.A.U., Canepa Hermanos SAICAyF, Agrofina S.A., Superdigital Argentina S.A.U. and Cartarsur Cards S.A.; and an alternate statutory auditor of Inversiones Los Andes S.A., Metrogas S.A., Metroenergía S.A., BRS Investment S.A., Banco Santander Argentina S.A., Santander Valores S.A., Santander Tecnología Argentina S.A., Santander Consumer S.A., Getnet Argentina S.A., CVC Turismo S.A.U., Aerotransport Engineering Consulting S.A.U., LAN Argentina S.A., ESPA Argentina S.A.U., Argentina Commercial Properties S.A., Commercial Properties Investment S.A. and Inversora Cordillera S.A. He is a partner of the law firm Pérez Alati, Grondona, Benites & Arntsen. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Ciudad de Buenos Aires) and of the Bar Association of the State of New York. He holds a degree in Law from the Universidad Católica Argentina and a Master of Laws degree (LL.M.) from University of Pennsylvania Law School.

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Matías Gonzalo Bujan
Mr. Bujan has been our alternate director since 2015. He is also a managing director at LAIG Investments and a partner at Enphys Management Company, an investment firm focused on the energy transition theme. Mr. Buján has over 25 years of private equity investing, as well as operating and entrepreneurial experience in Latin America, Europe and Middle East, including several chief executive officer positions. He holds a degree in Agricultural Engineering from Universidad de Buenos Aires.
Marcos Brito
Mr. Brito has been our alternate director since June 2011. He serves as a member of the board of directors of Banco Macro S.A. and Fiduciaria JHB S.A. Additionally, he is the chairman of Macro Argo S.A.U., and Macro Fiducia S.A.U., and the Vice President of Vizora Desarrollos Inmobiliarios S.A. and Inversora Juramento S.A. Previously, he worked as the manager of the Santa Fe division and the investment area of Banco Macro S.A., as director of Nuevo Banco Bisel S.A., Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., and as chairman of Argenpay S.A.U. Mr. Brito holds a degree in Economics from the Torcuato Di Tella University. He is a cousin of Delfín Federico Ezequiel Carballo and the brother of Jorge Pablo Brito.
Jose Fernando Correa
Mr. Correa has served as our alternate director since April 2024. Mr. Correa holds a Bachelor of Science in Information Systems from Carnegie Mellon University and a Master of Business Administration from Columbia Business School. He is currently an Analyst at Fintech Advisory Inc, responsible for global corporate credit and equity research. Prior to Fintech, Mr. Correa spent time at Regent Private Capital, a U.S. middle-market private equity firm, and J.P. Morgan’s Latin America M&A investment banking group.
Christian Whamond
Mr. Whamond has served as our alternate director since April 2023. He is also an Alternate Director of our subsidiaries: MyC Energía S.A., Enersud Energy S.A.U, Genneia Desarrollos S.A., GVA, GVS, GVSO, the Ullum solar farms, Parque Eólico Loma Blanca IV S.A.U., Genneia Vientos Sudamericanos and Vientos Patagónicos Mr. Whamond holds a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires (ITBA). He currently serves as Portfolio Manager and Director of Corporate Credit at Fintech Advisory Inc, a firm he joined in 2012. He has also worked in New York in the investment banking and in the emerging markets sales and trading groups of JPMorgan Chase, in Lehman Brothers’ proprietary investments group, in James Caird Asset Management, and in the emerging markets sales and trading group of BTG Pactual.
Delfín Federico Ezequiel Carballo
Mr. Carballo has been our alternate director since June 2011. He also serves as a full director of Banco Macro S.A. He is a member of Banco Macro S.A.’s Asset and Liability Committee, the Junior Credit Committee, the Senior Recovery Committee, and the Systems Committee. Mr. Carballo also serves as Vice Chairman of the Board of Argenpay S.A.U. and Santa Genoveva S.A., as a Director of Havanna S.A. and Havanna Holding S.A. Mr. Carballo holds a degree in Economics from the Torcuato Di Tella University.
Senior Management
Our senior management is responsible for the implementation and execution of our overall short-term and strategic objectives and reports to our Chief Executive Officer. The table below sets forth our senior managers as of the date of this prospectus.

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Name	Position	Age	Date of Appointment
Bernardo S. Andrews	Chief Executive Officer	53	April 1, 2021
Carlos Alberto Palazón	Chief Financial Officer	54	June 14, 2021
Gustavo Darío Anbinder	Business and Development Director	60	April 1, 2023
Juan Carlos Fulchi	Engineering and Projects Director	50	September 13, 2024
Gonzalo Fabian Berra	Human Resources Director	50	July 7, 2022
Gustavo Castagnino	Corporate Affairs Director	49	August 1, 2019
Eduardo A. Iannaccio	Director of Operations and Maintenance	53	April 1, 2024
Martin A. Broder Forer	Audit and Compliance Director	52	June 1, 2025
Bernardo S. Andrews
Mr. Andrews joined us in August 2016 as director of administration and finance. Subsequently, our board of directors appointed Mr. Andrews as the new Chief Executive Officer, effective from April 1, 2021. Mr. Andrews has been the president of the Argentine Wind Chamber since April 2022. Mr. Andrews is chairman of our subsidiaries: MyC Energía S.A., Enersud, GEDESA, GVA, Vientos Sudamericanos, Vientos Patagónicos, GVS, GVSO, Ullum solar farms, and Parque Eólico Loma Blanca IV; and also serves as Director of Vientos de Necochea S.A. Before joining us, he was the Chief Financial Officer of Compañía General de Combustibles S.A. Additionally, he served as portfolio manager, Chief Financial Officer, regional Chief Financial Officer, and regional corporate Chief Financial Officer of GDF Suez, and held various positions in the structured finance area of Enron Corporation in Argentina and Brazil. He holds a degree in Economics from the University of Buenos Aires and completed a postgraduate degree in Economics at the Torcuato Di Tella University in Buenos Aires.
Carlos Alberto Palazón
Mr. Palazón has served as our director since December 2015 and, since June 2021, he also serves as Chief Financial Officer. He is also a director of our following subsidiaries: MyC Energía S.A., Enersud, GEDESA, GVA, Vientos Sudamericanos, Vientos Patagónicos, GVS, GVSO, Ullum solar farms, Vientos de Necochea, and the Parque Eólico Loma Blanca IV. Mr. Palazón is a partner at LP Advisors and an advisor at PointState Argentum. He was a founding partner of CIMA Investments. He is also a director of GCDI S.A. (formerly TGLT S.A.), Plaza Logística Tortugas S.R.L., Plaza Logística S.R.L., PL Ciudad S.R.L., PL Echeverría S.R.L. and Plaza Logística Ciudad S.R.L. He holds a degree in Economics from Universidad Católica Argentina.
Gustavo Darío Anbinder
Mr. Anbinder joined us in January 2013 as commercial manager, and has served as director of business and development since April 2023. He holds a master’s degree in Economics and Energy Policy from Universidad Nacional del Comahue and has completed other postgraduate courses such as “Energy Planning” (University of Chicago), Oil and Gas Law (UBA), Project Management PMI (UBA- Universidad DiTella). He has extensive experience in companies in the energy industry, with more than 25 years of experience in the areas of operations, strategic planning, business development, M&A and “origination” in power generation projects with various sources and technologies (wind, solar photovoltaic, biomass, hydroelectricity, conventional thermal and nuclear), in public and private companies in Argentina, Chile, Brazil, United States, Portugal and Austria. Since 2019 he is Coordinator of the Renewable Energy Commission of AGEERA (Association of Electric Power Generators of the Republic of Argentina). He has served as Coordinator of the Regulation Group of the Argentine Chapter of the World Energy Council (CACME) and participates as guest professor in postgraduate and master’s degrees at ITBA, Universidad San Andrés, UBA, UTN, UNLA and Universidad Nacional de Comahue, in topics related to the energy sector, its regulation and that of renewable energies.
Juan Carlos Fulchi
Mr. Fulchi has served as our Engineering and Projects Director since September 2024. Prior to joining us, he worked at A. Evangelista S.A (AESA) for more than 14 years, in the areas of Projects, Engineering and

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Construction, with his final position being upstream project manager of oil and gas. Mr. Fulchi holds a degree in Aeronautical Engineering from Universidad Nacional de la Plata.
Gonzalo Fabián Berra
Mr. Berra has been our human resources director since July 2022. Before joining us, he worked at Aluar for more than 3 years, and at Tenaris for more than 15 years where he held different Human Resources responsibilities both in Argentina and abroad. Mr. Berra holds a degree in Industrial Relations from Universidad Argentina de la Empresa.
Gustavo Castagnino
Mr. Castagnino has been our corporate affairs director since August 2019. Before joining us, he worked at Mercedes-Benz Argentina for over 13 years, serving on the board of directors of that company from 2014 through 2019. Mr. Castagnino currently presides over the GDFE (Group of Companies and Donating Foundations of Argentina), and served as chairman of the Argentine Civil Association of Communication Directors for two years, and currently serves as one of its board members. He was also a board member at the Argentine-Brazilian Chamber of Commerce, the Foundation of Hospital de Clínicas, Laureus Foundation, INECO Foundation, and the Asociación de Fábricas de Automotores. He was also a member of the communication committee of the Argentine-German Chamber of Commerce. Currently, he serves as a member of the Argentine Wind Chamber, Argentine Committee of the World Energy Council, and Fundación Universitaria del Río de la Plata. Mr. Castagnino holds a degree in international relations from Universidad del Salvador, an executive post-graduate degree from IAE, and other post-graduate degrees from Digital House and Universidad Austral. He is also a professor in the Master in Corporate Affairs program at Universidad Católica Argentina.
Eduardo Andrés Iannaccio
Mr. Iannaccio has extensive experience in the power generation industry. His current position is director of operations and maintenance. He started in 1995 at Central Costanera (2350 MW thermal power plant in Buenos Aires) and developed his career in different technical roles from Planning, Engineering, Maintenance, Operations and Projects. Within the Endesa Group (and later Enel) he served as Plant Manager at Costanera from 2014 to 2017 and at Termoeléctrica Manuel Belgrano S.A. (850 MW Combined Cycle Power Plant in Campana, Buenos Aires) from 2018 to 2021. His last role within the Enel Group was General Manager of Central Costanera S.A. until 2023 when it was sold to Central Puerto S.A. Then with Central Puerto he continued his career as Project Manager of New Thermal Capacity at Planta Costanera. He graduated from the University of Morón as Electromechanical Engineer in 1997 and later obtained an Executive MBA at the Universidad Adolfo Ibañez (Chile).
Martin Broder Forer
Mr. Broder has served as Director of Audit and Compliance since June 2025. Mr. Broder worked at Genneia between October 2017 and May 2025, where he held the position of Senior Manager of Administration, Systems, Accounting, Insurance, and Accounts Payable. Previously, he had an extensive career at Camuzzi Gas Pampeana S.A. and Camuzzi Gas del Sur S.A., where for more than 13 years he led key functions as Senior Manager of Administration, with responsibility for the areas of Accounting, Supply, Logistics, and Systems. He was also an active member of the Association of Gas Distribution Companies, contributing a comprehensive vision of the energy sector. His auditing experience began at PricewaterhouseCoopers, where he served as Senior Auditor, acquiring rigorous technical training and a strategic approach to risk control and management. He completed a specialization in the Public Sector and State-owned Companies.
Family Relationships
Jorge Pablo Brito, our director and shareholder, is the brother of Marcos Brito (who is an alternate member of our board of directors). The alternate director Delfín Federico Ezequiel Carballo is the son of Delfín Jorge Ezequiel Carballo (our shareholder). In addition, Jorge Pablo Brito, Marcos Brito and Delfín Federico Ezequiel Carballo are cousins.

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Executive Committee
The executive committee is comprised of the Chief Executive Officer, Chief Financial Officer and members of the board of directors. Decisions of the executive committee are made by unanimous consent or, otherwise, the matter under consideration must be submitted to the board of directors.
The board of directors may revoke any resolution of the Executive Committee and no decision of the Executive Committee may contradict a decision previously adopted by the board of directors. The following matters should be approved by the Executive Committee: (i) annual budget and any modifications exceeding 10% of the approved amount; (ii) any contract with a value equal or greater than U.S.$500,000; (iii) any debt instrument with a value equal or higher to U.S.$5 million; (iv) transactions with affiliates; (v) key personnel contracts; (vi) consolidation of operations and disinvestments; (vii) changes in accounting and tax policies; and (viii) the initiation of judicial or administrative proceedings, where the economic claim is equal to or exceeds U.S.$1,000,000. The executive committee must meet at least once a month and its members have the right to propose issues to be included in the agenda of each meeting
Compensation
The Argentine General Companies Law establishes that the compensation of all directors (including those directors who are also members of the top management) in a fiscal year cannot exceed 5% of the net profit of that fiscal year if the company does not pay dividends with respect to that net profit. The Argentine General Companies Law increases the annual limit of directors’ compensation up to 25% of the net profit if the entire net profit of that fiscal year is distributed as dividends. However, the Argentine General Companies Law provides that Bylaws may set other specific limits on directors’ compensation, always respecting the legal limits mentioned above. The Argentine General Companies Law also establishes that the shareholders’ meeting may approve that the directors’ compensation exceeds the limits set by the Argentine General Companies Law in case the company does not have net profit or it is low, if the relevant directors performed special technical-administrative commitments or functions during that fiscal year. The compensation of all directors and members of the supervisory committee requires the approval of the shareholders in a meeting.
The aggregate compensation paid to our directors, senior management and members of our supervisory committee, consisting solely of short-term benefits in the form of fees and remuneration to the Company’s directors and key executives, totaled U.S.$2.5 million, U.S.$1.9 million and U.S.$2.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.
Neither us nor any of our subsidiaries entered into any other agreement that establishes any benefits or compensation in favor of any of the directors or members of the supervisory committee after the expiration of their terms or in case of retirement.
Senior Management Stock Option Plan (SOP)
General Overview
On February 7, 2018, our shareholders meeting approved an employee stock option plan (as amended on January 6, 2026, the “Senior Management SOP”) for certain members of senior management. At the shareholders’ meeting held on January 7, 2026, our shareholders amended the Senior Management SOP to, among other things, (i) designate as the sole beneficiaries of the options (the “Options”) our Chief Executive Officer, Mr. Bernardo Andrews, and our Chief Financial Officer, Mr. Carlos Alberto Palazón; (ii) set the exercise price and subscription mechanics described below; and (iii) determine the number and class of shares issuable upon exercise, as follows: 601,068 Shares, consisting of 300,534 Class A shares and 300,534 Class B shares.
On           , 2026, Mr. Andrews and Palazón exercised the Options in full, which resulted in the Company issuing an aggregate of 601,068 shares. Of these, 343,468 shares (171,734 Class A shares and 171,734 Class B shares) were allocated to Mr. Andrews, and 257,600 shares (128,800 Class A shares and 128,800 Class B shares) were allocated to Mr. Palazón (collectively, the “SOP Shares”).

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The SOP Shares acquired by Mr. Andrews and Palazón pursuant to the Senior Management SOP are, as of the date of this prospectus, assigned in guarantee into the SOP Trust. Also, the SOP Shares have been fully paid for and issued but are subject to time-based vesting and transfer restrictions under the Subscription Agreements and the SOP Trust.
The main terms of the Senior Management SOP are described below.
Eligible Participants and Beneficiaries
Eligibility under the Senior Management SOP is limited exclusively to Mr. Andrews and Mr. Palazón. All other individuals previously identified as beneficiaries under the 2018 approval ceased to be beneficiaries under the Senior Management SOP. No additional beneficiaries may be designated except as may be approved by our shareholders meeting.
Shareholder Approvals; Delegation of Authority
The Plan was originally approved by our shareholders on February 7, 2018. At the shareholders’ meeting held on January 6, 2026, our shareholders amended the Senior Management SOP as described herein, ratified the issuance of the Options as amended, and authorized the corresponding capital increase to issue up to 601,068 new Class A shares and Class B shares. Our shareholders also delegated to our Board of Directors, for a two-year period, the authority to determine the issuance timing and subscription procedures, allocate and award the individual number of new management shares to each beneficiary consistent with the approvals, approve and execute the definitive subscription documentation, and perform all actions and filings necessary to register and implement the capital increase and the issuance of the new shares. The capital increase approved falls within the fivefold capital limit under our bylaws and Article 188 of the LGS; therefore, no bylaw amendment was required.
In turn, on           , 2026, our Board of Directors approved the issuance of the SOP Shares, and the execution of the relevant documents, including, among others, the subscription agreements (the “Subscription Agreements”), a loan to each of Mr. Andrews and Mr. Palazón, and the fiduciary assignment agreement, which were entered into by and among us, our shareholders and Mr. Andrews and Palazón (and in the case of the fiduciary assignment agreement, the SOP Trust Trustee).
On that same date, the SOP Shares acquired by Mr. Andrews and Palazón were assigned in security to a trust named “Fideicomiso en Garantía Genneia ESOP,” (the “SOP Trust”) with            acting as trustee (the “SOP Trust Trustee”), pursuant to the fiduciary assignment agreement and related documents, in guarantee of the repayment by Mr. Andrews and Mr. Palazón of their respective loan agreements.
As a consequence, all of the SOP Shares acquired by Mr. Andrews and Palazón pursuant to the Senior Management SOP are, as of the date of this prospectus, assigned in guarantee into the SOP Trust.
Vesting and transfer restrictions.
The SOP Shares subscribed upon exercise of the Options are fully paid and issued but are subject to time-based vesting and transfer restrictions under the Subscription Agreements and the SOP Trust. In accordance with the Senior Management SOP documents, the vesting period begins on the subscription date and ends on the date that is three years after a Liquidity Event (whether an initial public offering or a private sale). Prior to the end of the vesting period, the shares are held in the SOP Trust and may be transferred only in accordance with those governing documents; any transfer made in violation of such provisions is null and void as against the Company and its current shareholders.
Information on Shareholdings
Other than our Director Jorge Pablo Brito (see “Principal and Selling Shareholders”), none of our directors, senior managers and members of the supervisory committee were beneficial owners of stock of the Company as of December 31, 2025.

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Code of Ethics
We have a code of ethics, which applies to all of our directors, officers and employees. Our code of ethics is publicly available on our website: https://www.genneia.com.ar. We intend to disclose future amendments to, or waivers of, our code of ethics on the same page of our corporate website. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to invest in our ADSs.
Business Address of the Members of our Board of Directors and Management Team
The business address of the members of our Company’s board of directors and the members of our senior management team is Nicolás Repetto 3676, 3rd Floor, Olivos (1636), Provincia de Buenos Aires, Argentina.
Other Information Related to the Administration Body, Supervisory Body, and Special Committees:
Audit Committee
Under the SEC rules applicable to corporate governance, we are required to maintain an audit committee. Each of the members of the audit committee must be financially literate and one must have accounting or related financial management expertise. All members of the audit committee are required to be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE and SEC.
Pursuant to Argentine Capital Markets Law and its implementing regulations, we are required to have an audit committee consisting of at least three members of our board of directors with experience in business, finance, accounting, banking and audit matters, and two of such members shall be “independent” according to the criteria established by the CNV.
Our Audit Committee will be comprised by three independent directors. We have determined that (i) each member of our Audit Committee will be financially literate and meet the independence standards and (ii) at least one of the members of our Audit Committee will have accounting or related financial management expertise, in each case in accordance with the applicable NYSE and SEC rules upon effectiveness of this prospectus.
Our Audit Committee oversees the processes of generating accounting and financial information and the audits of our consolidated financial statements. The Audit Committee is responsible for, among other things:
•Select Independent Auditors and Pre-Approve Services: Select the independent auditors and pre-approve all audit and non-audit services to be provided by our independent auditors.
•Review Auditor Independence: Conduct regular reviews of the independence of the independent auditors.
•Review Related Party Transactions: Continuously review all related party transactions.
•Analyze Financial Statements: Analyze the audited quarterly and annual consolidated financial statements with management and the independent auditors.
•Evaluate Audit Committee Charter: Periodically review and reassess whether the audit committee charter remains appropriate.
•Hold Separate Meetings: Hold separate and regular meetings with management, internal auditors, and independent auditors.
•Report to the Full Board: Report to the full board of directors at regular intervals.
•Supervise Compliance Area: Oversee the performance of our compliance area.
•Other Delegated Matters: Address any other matters specifically delegated to the audit committee by the board of directors from time to time.

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Supervisory Committee
The Argentine General Companies Law and the Argentine Capital Markets Law require any corporation performing public offering in Argentina, such as us, to have a supervisory committee (comisión fiscalizadora). Our bylaws provide for a supervisory committee comprised of three statutory auditors (síndicos) and three alternate statutory auditors that serve for one fiscal year. Pursuant to the Argentine General Companies Law, only lawyers and accountants admitted to practice in Argentina or civil partnerships comprised of such persons may serve as statutory auditors in an Argentine sociedad anónima.
The primary responsibilities of our supervisory committee are to monitor the management’s compliance with the Argentine General Companies Law, our bylaws, regulations, if any, and our shareholders’ resolutions, and to perform other functions, including, but not limited to: (i) supervise and inspect the corporate books and records whenever necessary, but at least quarterly; (ii) attend meetings of the directors and shareholders; (iii) prepare an annual report concerning our financial condition and submit it to our shareholders at the ordinary annual meeting; (iv) call an extraordinary shareholders’ meeting when necessary, on its own initiative or at the request of the shareholders, or an ordinary one when our board of directors fails to do so; (v) supervise and monitor our compliance with laws and regulations, the bylaws and the shareholders’ resolutions; and (vi) investigate written complaints made by shareholders representing at least 2% of the capital stock.
In performing these functions, the supervisory committee does not control our operations or assess the merits of the decisions made by the directors. The duties and responsibilities of an alternate statutory auditor, when acting in the place of a statutory auditor on a temporary or permanent basis, are the same as those discussed above for statutory auditors. They have no other duties or responsibilities as alternate statutory auditors.
The following list includes the members of our statutory supervisory committee as of the date of this prospectus, who were appointed at the shareholders’ meeting held on April 30, 2025, and whose terms have expired on December 31, 2025. In accordance with Article 287 of the Argentine Corporate Law, members of the supervisory committee will nonetheless remain in office until new members are appointed.

Name	Position	Class Designation	Age	Member Since
Diego M. Serrano Redonnet	Member	A	57	2015
Alejandro Almarza	Member	B	62	2011
Saturnino Jorge Funes	Member	A and B	57	2025
Tomás Fernandez Madero	Alternate	A	37	2024
Carlos Javier Piazza	Alternate	B	61	2015
Lucrecia Moreira Savino	Alternate	A and B	51	2025
All of the members of our Supervisory Committee are independent pursuant to the provisions set forth by the CNV and in the Technical Resolutions issued by the Argentine Federation of Professional Boards of Economical Sciences.
Below is a summary of the professional background of the members of the Supervisory Committee and its alternate members:
Statutory Auditors
Diego M. Serrano Redonnet
Mr. Serrano Redonnet has been one of our statutory auditors since December 2015. He is also one of the statutory auditors of our subsidiaries: MyC Energía S.A, Enersud, GEDESA, GVA, GVS, GVSO, Vientos Patagónicos, Vientos Sudamericanos, Ullum solar farms, Vientos de Necochea and Parque Eólico Loma Blanca IV. He is currently partner at the law firm Pérez Alati, Grondona, Benitez & Arntsen. He is also statutory auditor of Banco Santander Argentina S.A., BRS Investment S.A., Santander Valores S.A., Santander Consumer S.A., Santander Tecnología Argentina S.A., Plaza Logística S.R.L., and Argentina Commercial Properties S.A. (formerly

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Hoteles Sheraton de Argentina S.A.C.). He holds a law degree from the Universidad Católica Argentina and a Master of Laws degree (L.L.M.) from Harvard Law School.
Alejandro Almarza
Mr. Almarza has been one of our statutory auditors since April 2012. He also serves as statutory auditors of our subsidiaries: MyC Energía S.A., Enersud, GEDESA, GVA, GVS, GVSO, Vientos Sudamericanos, Vientos Patagónicos, Ullum solar farms, and the Parque Eólico Loma Blanca IV S.A.U. He is also an alternate statutory auditor of our subsidiary Vientos de Necochea Mr. Almarza is also a statutory auditor at Banco Macro S.A. He is currently partner at Estudio Della Rocca—Piazza—Almarza, member of CARI (Consejo Argentino para las Relaciones Internacionales), International Fiscal Asociation, and HLB International (a world-wide network of independent accounting firms and business advisers), and advisor of the Auditoria General de la Nación. He has also served as syndic of Macro Securities S.A., Macro Fiducia S.A., Banco del Tucumán S.A., Macro Warrants S.A., and Seguro de Depositos S.A. Mr. Almarza is an Economics professor at the University of Buenos Aires, Economic Sciences, and Taxation Master professor at the Universidad Nacional del Tucumán. He holds a CPA degree from the University of Buenos Aires, in Argentina and he is admitted to the Accountants Professional Association of the City of Buenos Aires.
Saturnino Jorge Funes
Mr. Funes has served as a statutory auditor since April 2025. He also serves as statutory auditor of our subsidiaries: MyC Energía S.A., Enersud, GEDESA, GVA, GVS, GVSO, Ullum solar farms, and Parque Eólico Loma IV Blanca S.A.U. Mr. Funes received his law degree from Universidad del Salvador and earned a master’s degree in corporate law with honors from Universidad Austral. He is a founding partner of the law firm EGFA Abogados and previously worked as an international associate at Shearman & Sterling LLP from 2000 to 2001. Mr. Funes serves as a professor of corporate law at the Law School of Universidad del Salvador in Buenos Aires and as a professor in the Master’s in Finance program and Master’s in Law and Economics program, both at Universidad Torcuato Di Tella in Buenos Aires. He is a member of the Argentine Federal Bar Association and the Buenos Aires Bar Association.
Tomás Fernandez Madero
Mr. Fernández Madero has been an alternate statutory auditor since April 2024. He is also one of the alternate statutory auditors of our following subsidiaries: MyC Energía S.A., Enersud, GEDESA, GVA, GVS, GVSO, Vientos Sudamericanos, Vientos Patagónicos, Ullum solar farms, Vientos de Necochea and the Loma Blanca IV wind farm. Mr. Fernández Madero is a lawyer graduated from Universidad Católica Argentina and holds a master’s degree in business law from Universidad Austral.
Lucrecia Moreira Savino
Ms. Moreira has served as the alternate statutory auditor since April 2025. Ms. Moreira Savino received her law degree from Pontificia Universidad Católica Argentina and is an associate at the law firm EGFA Abogados. She has also served as an alternate director of Telecom Argentina S.A. since January 31, 2018.
Carlos Javier Piazza
Mr. Piazza has been one of our alternate statutory auditors since April 2015. He is also one of the alternate statutory auditors of our subsidiaries: Enersud, GEDESA, MyC Energía S.A., GVA, GVS, GVSO, Vientos Sudamericanos and Vientos Patagónicos, Ullum solar farms, Vientos de Necochea and the Loma Blanca IV wind farm. Mr. Piazza is also a statutory auditor at Banco Macro S.A. He is currently partner at Estudio Della Rocca—Piazza—Almarza, member of HLB International, a world-wide network of independent accounting firms and business advisors. He is a syndic of Banco Macro S.A., Banco de Valores S.A., and has also served as syndic of Macro Warrants S.A. and as alternate syndic of Macro Securities S.A., Macro Fiducia S.A. and Banco del Tucumán S.A. He holds a CPA degree from the University of Buenos Aires in Argentina, and he was admitted to the Accountants Professional Association of the City of Buenos Aires.

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Corporate Governance Practices
Companies listed on the NYSE must comply with the corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. As a foreign private issuer, we are permitted to follow home country practices in lieu of Section 303A, except that we are required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE Listed Company Manual. Under Section 303A.06, we must have an audit committee that meets the independence requirements of Rule 10A-3 under the Exchange Act. Under Section 303A.11, we must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Finally, under Section 303A.12(b) and (c), we must promptly notify the NYSE in writing after becoming aware of any non-compliance with any applicable provisions of this Section 303A and must annually make a written affirmation to the NYSE.
The table below briefly describes the significant differences between our Argentine corporate governance rules and the NYSE corporate governance rules.

Section	NYSE Corporate Governance Rules	Argentine Corporate Governance Rules
303A.01	A listed company must have a majority of independent directors. “Controlled companies” are not required to comply with this requirement.	Pursuant to Section 109 of the Argentine Capital Markets Law, our Audit Committee must be comprised of at least three members of the Board of Directors, with the majority of independent directors.

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Section	NYSE Corporate Governance Rules	Argentine Corporate Governance Rules
303A.02
No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management. The board is also required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

Pursuant to CNV Rules, a director is not considered independent in certain situations, including where a director: (a) is also a member of the board of directors of the parent company or another company belonging to the same economic group of the issuer through a pre-existing relationship at the time of his or her election, or if said relationship had ceased to exist during the three years immediately preceding; (b) is or has been associated with the company or any of its shareholders having a direct or indirect “significant participation” on the same, or with corporations with which also the shareholders also have a direct or indirect “signification participation”; or if he or she was associated with them through an employment relationship during the last three years; (c) has any professional relationship or is a member of a corporation that maintains frequent professional relationships of significant nature and volume, or receives remuneration or fees (other than the one received in consideration of his performance as a director) from the issuer or its shareholders having a direct or indirect “significant participation” on the same, or with corporations in which the shareholders also have a direct or indirect “significant participation.” This prohibition includes professional relationships and affiliations during the last three years prior to his or her appointment as director; (d) directly or indirectly owns 5% or more of shares with voting rights and/or a capital stock of the issuer or any company with a “significant participation” in it; (e) directly or indirectly sells and/or provides goods and/or services (different from those accounted for in section (c)) on a regular basis and of a significant nature and volume to the company or to its shareholders with direct or indirect “significant participation”, for higher amounts than his or her remuneration as a member of the board of directors. This prohibition includes business relationships that have been carried out during the last three years prior to his or her appointment as director; (f) has been a director, manager, administrator or principal executive of not-for-profit organizations that have received funds, for amounts greater than those described in section I) of article 12 of Resolution No. 30/2011 of the UIF and its amendments, from the issuer, its parent company and other companies of the same group of which it is a part, as well as of the principal executives of any of them; (g) receives any payment, including the participation in plans or stock option programs, from the company or companies of the same economic group, other than the compensation paid to him or her as a director, except dividends paid as a shareholder of the company in the terms of section (d) and the corresponding to the consideration set forth in section (e); (h) has served as member of the board of directors of the issuer, its parent company or another company belonging to the same economic group for more than ten years. If said relationship had ceased to exist during the previous three years, the independent condition will be recovered; (i) is the spouse or legally recognized partner, relative up to the third level of consanguinity or up to the second level of affinity of persons who, if they were members of the board of directors, would not be independent, according to the above listed criteria; Pursuant to the CNV Rules, a director who, after his or her appointment, falls into any of the circumstances indicated above, must immediately report to the issuer, which must inform the CNV and the authorized markets where it lists its negotiable securities immediately upon the occurrence of the event or upon the instance becoming known.
In all cases, the references made to “significant participation” set forth in the aforementioned independence criteria will be considered as referring to those individuals who hold shares representing at least 5% of the capital stock and or the vote, or a smaller amount when they have the right to elect one or more directors by share class or have other shareholders agreements relating to the government and administration of the company or of its parent company (as this last term is defined in the CNV Rules). Pursuant to the CNV Rules we are required to report to the shareholders’ meeting, prior to voting for the appointment of any director, the status of such director as either “independent” or “non-independent

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Section	NYSE Corporate Governance Rules	Argentine Corporate Governance Rules
303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.
Neither Argentine law nor our bylaws require the holding of such meetings and we do not hold non-management directors meetings.
The Argentine Corporate Law provides, however, that the board shall meet at least once every three months, and according to our bylaws, whenever the chairman considers necessary to convene for a meeting. The law expressly provides that any director may request the chairman to call a meeting. If the chairman fails to do so, the director who made the request may call it directly.

303A.04
A listed company must have a nominating/corporate governance committee comprised entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Neither Argentine law nor our bylaws require the establishment of a nominating/corporate governance committee. We do not have a nominating/corporate governance committee.
Directors are nominated and appointed by the shareholders separately, per class of shares.

303A.05
A listed company must have a compensation committee comprised entirely of independent directors, with a written charter that covers certain minimum specified duties. “Controlled companies” are not required to comply with this requirement.

Neither Argentine law nor our bylaws require the establishment of a compensation committee. We do not have a compensation committee.
The compensation of our directors is determined at the annual ordinary shareholders’ meeting. Additionally, the audit committee must issue an opinion regarding the reasonableness and adequacy of such compensation.

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Section	NYSE Corporate Governance Rules	Argentine Corporate Governance Rules
303A.06*	A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, with a written charter that covers certain minimum specified duties.
The responsibilities of an audit committee, as provided in the Argentine Capital Markets Law and the CNV Rules are essentially the same as those provided for under Rule 10A-3, which we are required to satisfy. Argentine law requires the audit committee be comprised of three or more members from the Board of Directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters.
The responsibilities include, but are not limited to, the following:
(a)advise on the board of directors’ proposal for the designation of external independent accountants and to ensure their independence;
(b)oversee our internal control mechanisms and administrative and accounting procedures and assess the reliability of all financial and other relevant information filed with the CNV and other entities to which we report;
(c)oversee our information policies concerning risk management;
(d)provide the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;
(e)advise on the reasonableness of fees or stock option plans for our directors and managers proposed by the board of directors;
(f)advise on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited;
(g)verify the fulfillment of any applicable rules of conduct; and
(h)issue grounded opinions on related-party transactions under certain circumstances and file such opinions with regulatory agencies as required by the CNV in the case of possible conflicts of interest.

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	The basic terms for any equity-based compensation plan should be considered by the general shareholders’ meeting, notwithstanding its power to delegate any decision to the board of directors. We do not currently offer equity-based compensation to our directors, executive officers or employees, and have no policy on this matter.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Neither Argentine law nor our bylaws require the adoption or disclosure of corporate governance guidelines. The CNV Rules contain a recommended Code of Corporate Governance for listed companies whose securities are admitted to public offering in Argentina, and the board of directors must include on its annual report, the degree of compliance of such code.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Neither Argentine law nor our bylaws require the adoption or disclosure of a code of business conduct. We, however, have adopted a code of business conduct and ethics that applies to all of our employees.

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Section	NYSE Corporate Governance Rules	Argentine Corporate Governance Rules

303A.12
(a)Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.
(b)* Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.
(c)* Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

The CNV Rules provide that each year the board of directors shall include in the annual report included in the financial statement, a report on the degree of compliance with the code of corporate governance for listed companies included in the CNV Rules. In such report, which shall be submitted to the CNV and published for the general public, the board of directors must: (i) inform if it fully complies with the guidelines and recommendations of the aforementioned code of corporate governance; or (ii) explain the reasons for which it complies only partially or it does not comply with such principles and recommendations, and indicate if the company intends to incorporate the principles and guidelines it failed to adopt. To such end, the company must (a) adopt the principles as general corporate governance guidelines and the recommendations as a framework to adopt the principles within the company; (b) notify compliance with each of the recommendations included in the Corporate Governance Manual; (c) in case of compliance include the required information in accordance with CNV Rules; and (d) in case of partial or non-compliance, justify such event and indicate the action plan for future years, or an indication of the reasons for which the board of directors does not consider appropriate or applicable to follow the recommendations and guidelines provided in the CNV Rules.

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*We are required to comply with these rules under the NYSE Listed Company Manual.

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PRINCIPAL AND SELLING SHAREHOLDERS
As of the date of this prospectus, the composition of our share capital is as follows:

	Class of Shares	Number of Class A Shares	Percentage of Class A Shares	Number of Class B Shares	Percentage of Class B Shares	Percentage of Capital Stock
Argentum Investments I LLC	A	44,923,347	87.2%	—	—	43.6%
LAIG Eolia S.A.(1)	A	6,596,901	12.8%	—	—	6.4%
Fintech Energy LLC	B	—	—	25,760,124	50.0%	25.0%
Banco de Servicios y Transacciones S.A. (2)	B	—	—	8,586,706	16.7%	8.3%
Jorge Pablo Brito	B	—	—	8,586,707	16.7%	8.3%
Delfín Jorge Ezequiel Carballo	B	—	—	8,586,711	16.7%	8.3%
Total		51,520,248	100.0%	51,520,248	100.0%	100.0%
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(1)Formerly known as Prado Largo S.A.
(2)Trustee of the shares by virtue of the “Fideicomiso en Garantía JHB OT,” created by the heirs of Jorge Horacio Brito Class B shares encumbered by a usufruct in favor of Mrs. Marcela Patricia Carballo de Brito, for 50% of the dividends and profits of the shares.
Prior to the global offering, both our Class A shares and Class B shares entitled their holders to one vote per share. After the global offering, our Class A shares will be entitled to five votes per share, distribution and liquidation rights, subject to the terms of our Shareholders Agreement (as defined below) and our Class B shares will be entitled to one vote per share, distribution and liquidation rights. Upon and subject to the effective issuance of new shares in connection with the completion of this offering, all currently outstanding Class B shares will be converted into Class A shares.
Argentum Investments I LLC is a limited liability company incorporated under the laws of Delaware. Its manager is Point Argentum Master Fund LP. Zachary Schreiber is the beneficial owner of Point Argentum Master Fund LP. Point Argentum Master Fund LP exercises the voting and investment control over the shares held by Argentum Investments I LLC.
LAIG Eolia S.A., formerly Prado Largo S.A., is a limited liability company incorporated under the laws of Uruguay as the Argentine focused investment vehicle of LAIG Investments. Founded in 2008, LAIG Investments invests in companies in the energy sector across Latin America and currently controls and operates assets in the renewable energy, smart mobility and energy efficiency sectors. Jorge De Pablo Cajal is the beneficial owner of LAIG Investments.
Fintech Energy LLC is a limited liability company incorporated under the laws of Delaware controlled by Fintech Advisory Inc., a New York-based limited liability company with a long-term return strategy focused on emerging markets, with investments in several businesses in Argentina, including one of the major telecommunication participants. David Manuel Martínez is the beneficial owner of Fintech Advisory Inc.
Banco de Servicios y Transacciones S.A. is a corporate bank in Argentina, with presence in the market since 2002. The bank specializes in providing financial solutions for corporate banking, trust banking, capital markets, treasury services and foreign trade. The bank acts as trustee of the shares under the “Fideicomiso en Garantía JHB OT.”
Jorge Pablo Brito is an Argentine investor with active roles in the banking industry. He serves as a member of the board of directors of Banco Macro S.A. For more information on the Jorge Pablo Brito, see “Management—Directors.”
Delfín Jorge Ezequiel Carballo is an Argentine investor with more than 30 years of experience in the banking industry. He is the vice-chairman of the board of directors of Banco Macro S.A. and alternate director of BYMA.

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Our director Jorge Pablo Brito is the brother of Marcos Brito. Our alternate director Delfín Federico Ezequiel Carballo is the son of Delfín Jorge Ezequiel Carballo. In addition, Jorge Pablo Brito, Marcos Brito and Delfín Federico Ezequiel Carballo are cousins.
Following the completion of this offering, we will be deemed to be a “controlled company” under the rules of the NYSE because more than 50% of the voting power of our shares will be held by the holders of our Class A shares. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that we have a compensation committee and nominating committee composed entirely of independent directors. See “Risk Factors—Risks Relating to our Class B shares, the ADSs and the Offering—The holders of our Class A shares will own approximately      % of our outstanding share capital after this offering, which represents approximately           % of the voting power of our outstanding share capital and, subject to the provisions of the Shareholders’ Agreement, will continue to control us and have the ability to direct our business” and “Risk Factors—Risks Relating to our Class B shares, the ADSs and the Offering—We will be a ‘controlled company’ within the meaning of the NYSE rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.”
Selling Shareholder Information
The table below sets forth information concerning our selling shareholders and Class B shares they will beneficially own after the offering is completed. This table assumes no exercise of the international underwriters’ option to purchase additional shares from the selling shareholders, which Class B shares, at the option of the international underwriters, may be represented by ADSs.

Shareholder	Material relationships with us within the past three years	Shares Owned Prior to the Offering		Number of Shares to be Sold	Shares Owned Immediately After the Offering
		Number	% of Shares		Number	% of Shares	Address
Argentum Investments I LLC	Shareholder
LAIG - Eolia S.A. (1)	Shareholder
Fintech Energy LLC	Shareholder
Jorge Pablo Brito	Shareholder and director
Delfín Jorge Ezequiel Carballo	Shareholder and alternate director
Shareholders’ Agreement
On January 6, 2026, all of the holders of the Class A shares of the Company (except the beneficiaries of the Senior Management SOP) and the Company entered into an amended and restated shareholders’ agreement (the “Shareholders’ Agreement”), which amends, restates and supersedes a prior shareholders’ agreement dated August 24, 2011 (as amended and restated on December 4, 2015). On           , 2026, the beneficiaries of the Senior Management SOP (together with the other holders of the Class A shares, the “Class A shareholders”) and the SOP Trust Trustee (as defined herein) executed a joinder agreement through which they joined the Shareholders’ Agreement. The Shareholders’ Agreement is governed by the law of the State of New York and will become effective upon the consummation of this offering. The Shareholders’ Agreement shall not be enforceable against the holders of our Class B shares (as long as they do not hold Class A shares and become a party to the Shareholders' Agreement), which will be governed only by our bylaws.
Pursuant to the Shareholders’ Agreement, the Class A shareholders have agreed to:
•establish certain qualified majority thresholds for the approval of certain matters in to the Shareholders’ Agreement;

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•establish customary restrictions on the transferability of their Class A shares, except for certain permitted transfers, including rights of first refusal, drag-along and tag-along rights in respect of sales of Class A shares by any such shareholder, subject to certain conditions and exceptions, including certain transfers subject to regulatory approvals and regulatory divestments, including mandatory conversions into Class B shares;
•cause the board of directors of the Company to consist of nine regular directors and nine alternate directors;
•cause the appointment of the members of the board of directors (including the Chairman and the Vice-Chairman), the Supervisory Committee, and the Audit Committee.
•cause the appointment of certain members of senior management, including the CEO, CFO, general counsel and internal auditor;
•cause the Company to establish a management committee consisting of six members, including the CEO, the CFO and four other members selected by the Class A shareholders, and ensure that the management committee shall be responsible for approving the Company’s annual budget, material contracts or indebtedness, transactions with affiliates, hiring and compensation of key personnel, material acquisitions and divestments, and other matters. Such decisions shall require a unanimous vote of the management committee; failing unanimity, the matter shall be referred to the board of directors; and
•hold a meeting of Class A shareholders or reach agreements prior to each of the Company’s shareholders’ meetings to decide a common position on the matters to be presented at such shareholders’ meeting, which decisions shall be taken by certain qualified majorities and subject to certain veto rights, and each Class A shareholder shall vote all of its Class A shares or Class B shares, as applicable, at the corresponding shareholders’ meeting in accordance with the decisions taken at such prior meeting.
The Shareholders’ Agreement also provides for dispute resolution mechanisms in the event of a deadlock among Class A shareholders on any matter to be approved by the board of directors or at a shareholders meeting, as well as customary registration rights in respect of future sales of shares by the Class A shareholders.
Mandatory Conversion of Class A Shares into Class B Shares
Pursuant to our bylaws, for purposes of transferring Class A shares (i) on the public market, or (ii) in transactions outside of the market to any person that prior to such transaction is not a holder of Class A shares (or a qualified affiliate (as defined in our bylaws) thereof), Class A shareholders must first convert them into Class B shares, at an exchange ratio of one Class B share for each one Class A share. To that end, a Class A shareholder shall submit to the board of directors a request to convert the portion of its Class A shares into Class B shares. The board of directors must, for purposes of documenting and registering the conversion, acknowledge such conversion and meet within a maximum period of five (5) business days from receipt of the conversion request and shall immediately after such meeting, document or instruct the corresponding process of documentation of, the conversion of all or part of the requesting Class A shareholder’s Class A shares into Class B shares, and register such conversion. See “Description of Bylaws and Capital Stock—Conversion of Class A Common shares.”
In addition, the Shareholders’ Agreement permits certain transfers (the “Permitted Transfers”) of Class A shares: (i) in a secondary market transaction executed through the NYSE, BYMA or any other public securities exchange, (ii) to a qualified affiliate or a qualified affiliate of a shareholder in the same group, (iii) in connection with a conflict resolution proceeding among Class A shareholders, (iv) a qualified pledge of shares, (v) a qualified swap of shares, and (vi) certain specified transfers among affiliates and respective trustees. The Shareholders’ Agreement subjects the following Permitted Transfers of Class A shares to a mandatory conversion of such Class A shares into Class B shares on a one-for-one basis, effective immediately upon settlement of the transfer: (i) in a secondary market transaction executed through the NYSE, BYMA or any other public securities exchange, or (ii) through an off-market transaction to any person other than a Class A shareholder or qualified affiliate. Each party to a Permitted Transfer must notify the Company of such Permitted Transfer; provided that, in the case of a secondary market transfer resulting in mandatory conversion of Class A shares into Class B shares, only the selling shareholder

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will be required to notify the Company. We are required to reflect any such conversion in our share register and take all necessary actions to effect the conversion promptly.
Registration Rights in Connection with Follow-on Offerings
The Shareholders’ Agreement provides that any Class A shareholder holding at least 3% of the outstanding Class A shares may require the Company to conduct a follow-on secondary offering. The board of directors will select the lead underwriter and stock exchange, subject to the requesting shareholder(s)’ consent. Each Class A shareholder shall be required to enter into customary lock-up agreements, to the extent requested by the leading underwriter. Underwriters’ discounts and selling commissions will be allocated pro rata among participating Class A shareholders, while all other fees and expenses will be borne by the Company (whether or not such follow-on secondary offering is consummated).
Dispute Resolution
Any dispute, controversy or claim arising out of, relating to, or in connection with the Shareholders’ Agreement shall be finally settled by binding arbitration administered by the ICC, in accordance with the ICC Rules of Arbitration in effect at the time of the arbitration.

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RELATED PARTY TRANSACTIONS
Argentine law sets forth certain restrictions and limitations on transactions with certain related parties. For purposes of this section, “Related Parties” means our directors, principal officers, statutory auditors and principal shareholders, as well as any person related to them and any entity that is directly or indirectly related to any of them and which are not required to be consolidated pursuant to applicable laws.
Pursuant to the Argentine General Companies Law and IFRS Accounting Standards, directors of a company are permitted to engage in transactions with such company if the transaction is consistent with market practices. In addition, the granting of loans to Related Parties must comply with IFRS Accounting Standards, which establish limits on the amount of loans permitted to be granted to Related Parties based, among other things, on a percentage of our adjusted shareholders’ equity. The Central Bank requires monthly reporting of the amount of outstanding loans issued to directors, principal shareholders, officers and other related parties. IFRS Accounting Standards further require that loans issued to directors, principal shareholders, officers and other related entities be granted on equal terms in relation to rates, terms and guarantees of loans granted to the public at large.
We have engaged, and in the future may engage, in transactions with Related Parties. We believe that any related party transactions and operations with Related Parties we have entered in the past have been in the ordinary course of business, on an arm’s-length basis and in accordance with usual market practices and permitted under applicable laws.
In addition, our Audit Committee, pursuant to internal regulations approved in August 2018, must issue reasoned opinions on related party transactions under the Argentine Capital Markets Law and CNV regulations, with publication requirements deferred until the Company completes a public equity offering. The Audit Committee also adopts an annual plan covering the review, pre-approval, and approval of related party transactions, with quarterly and annual reviews reflected in meeting minutes and the annual execution report.
Our related party transactions are detailed in note 6 to our Audited Financial Statements. A summarized description of such transactions is set forth below.
Transactions
The principal related party transactions consist of (i) loans granted to finance the execution of our joint ventures’ projects and (ii) loans received from our joint ventures by the Issuer. These loans do not accrue interest and have no defined maturity. During years ended December 31, 2025, 2024 and 2023, we carried out the following transactions with related parties:

	December 31, 2025				December 31, 2024				December 31, 2023
	Sales of goods and services	Loans granted (collected), net	Loans received (paid), net	Interests and commissions earned, (lost)	Sales of goods and services	Loans granted (collected), net	Loans received (paid), net	Interests and commissions earned, (lost)	Sales of goods	Loans granted (collected), net	Loans received (paid), net	Interests and commissions earned, (lost)
Companies under joint control:
Vientos de Necochea	0.8	—	1.7	0.2	0.7	—	1.2	1.3	0.7	—	4.2	1.3
Vientos Sudamericanos	0.6	—	3.0	0.7	0.5	(6.5)	4.7	0.7	0.1	(2.7)	1.8	0.7
Vientos Patagónicos	0.4	—	2.1	0.5	0.4	(3.8)	2.4	0.7	0.4	(1.1)	1.1	0.5

Other related companies:
Banco Macro S.A	0.6	—	—	—	0.3	—	(1.8)	—	0.3	—	1.0	(0.1)
Telecom S.A	6.5	—	—	—	6.4	—	—	—	—	—	—	—
Our joint ventures are: (i) Vientos de Necochea (in which we hold a 50% equity interest, and it is the owner of the Necochea wind farm), (ii) Vientos Patagónicos (in which we hold a 51% equity interest, and it is the owner of

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the Chubut Norte III wind farm), and (iii) Vientos Sudamericanos (in which we hold a 51% equity interest, and it is the owner of the Chubut Norte IV wind farm).
Banco Macro S.A. is a company related to shareholders Delfín Jorge Ezequiel Carballo and Jorge Pablo Brito, and Telecom Argentina S.A. is a company related to shareholder Fintech Energy LLC.

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DESCRIPTION OF BYLAWS AND CAPITAL STOCK
Below we provide certain information on our capital stock and a brief summary of certain significant provisions of our bylaws and the applicable laws and regulations in Argentina. This summary is not intended to be comprehensive and is qualified in its entirety by our bylaws and the applicable laws and regulations in force at the time of this prospectus in Argentina.
Capital Stock
Prior to the global offering, our outstanding capital stock consisted of 103,641,564 shares, of which 51,820,782 were Class A shares and 51,820,782 were Class B shares. Prior to the global offering, both our Class A shares and Class B shares entitled their holders to one vote per share. After the global offering, our Class A shares will be entitled to five votes per share, distribution and liquidation rights and our Class B shares will be entitled to one vote per share, distribution and liquidation rights. Upon and subject to the effective issuance of new shares in connection with the completion of this offering, all currently outstanding Class B shares will be converted into Class A shares.
As of the date of this prospectus, we do not own treasury stock, either directly or indirectly through our subsidiaries.
As of the date of this prospectus, there are no shares authorized to be issued other than the Class B shares offered in the global offering.
Except for the Class B shares offered in this offering, all of our outstanding shares are fully paid and admitted to public offering as of the date of this prospectus.
The shareholders’ meeting, held on December 9, 2015, approved a capital increase of U.S.$50 million. Likewise, the shareholders’ meeting, held on January 6, 2017, approved a capital increase of U.S.$50 million, which was duly subscribed and paid in on March 31, 2017.
The shareholders’ meeting held on September 20, 2017, approved a capital increase of U.S.$70 million. An amount of U.S.$50 million was subscribed and paid in on September 28, 2017, except in the case of LAIG Eolia S.A., which fully paid its contribution on October 26, 2017. The decision to issue or not the shares representing the remaining amount, corresponding to U.S.$20 million, was delegated to our board of directors. The payment for these shares was made on March 28, 2018. On           , 2026, the SOP Shares were issued in an aggregate amount of 601,068 shares. See “Management—Senior Management Stock Option Plan (SOP)”.
The increase in the Company’s share capital, the initial public offering and the issuance of up to 57,000,000 Class B shares has been approved by the Ordinary and Extraordinary General Shareholders’ Meeting of the Issuer held on January 7, 2026 and by resolution of the board of directors of the Issuer adopted at its meeting held on January 7, 2026. The final terms and conditions of the Global Offering were authorized by a record of the delegated officer of the Company dated                , 2026.
Shares must be recorded in accounts in the name of their holders in an authorized register, which may be maintained by the company, a bank, or a duly authorized depository, and transfers must be registered and comply with applicable legal and regulatory requirements. The share capital, as well as its evolution, will be presented in the Company’s financial statements, prepared in accordance with the applicable accounting standards, indicating the authorized amount, the class and category of the shares, their par value and the number of votes per share.
Capital increases may be approved by the ordinary shareholders’ meeting, without limitation, and, to the extent allowed by applicable law and our bylaws, the board of directors may be delegated authority to implement issuances and set their terms and conditions, subject to registration and other requirements of the CNV. In the event of default in the payment of share capital contributions, the board of directors is authorized to proceed in accordance with the provisions of Section 193 of the Argentine General Companies Law.
Neither Argentine law, nor our bylaws nor any other corporate documents establish limitations on the ownership of the Company’s shares, other than those described in this section.

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Voting Rights
Prior to the global offering, both our Class A shares and Class B shares entitled their holders to one vote per share. After the global offering, our Class A shares will be entitled to five votes per share, distribution and liquidation rights, subject to the terms of our Shareholders’ Agreement (as defined below), and our Class B shares will be entitled to one vote per share, distribution and liquidation rights. Upon and subject to the effective issuance of new shares in connection with the completion of this offering, all currently outstanding Class B shares will be converted into Class A shares.
According to the Argentine General Companies Law, a shareholder must abstain from voting on any resolution in which the direct or indirect interests of the shareholder are in conflict with or differ from those of the Issuer. If such a shareholder votes on said resolution, and the resolution in question would not have been approved without the shareholder’s vote, the resolution may be declared null and void by a court, and the shareholder may be held liable for damages to the Issuer, other shareholders, and third parties. The Argentine General Companies Law allows cumulative voting to elect up to one third of the vacant seats on the board of directors and of the supervisory committee. The remaining seats are elected by a plurality of votes.
Under section 244 of the Argentine General Companies Law, all shareholders’ meetings, whether called on first or second notice, require the affirmative vote of the majority of shares entitled to vote to approve the following decisions: early voluntary liquidation of the company, transfer of the Issuer’s registered office outside Argentina, a fundamental change in the Issuer’s corporate purpose, mandatory total or partial reimbursement by shareholders of paid-in capital, and a merger or spin-off when the Issuer is not the surviving entity. In such cases, the plurality of votes granted by a particular class of shares will not be considered.
To resolve such matters, as well as to approve the transformation, extension or reinstatement of the Company, and any merger or spin-off of the Company (including in cases in which the Company is the surviving entity), our bylaws require the affirmative vote of at least two-thirds of the Class A shares.
In accordance with the Argentine General Companies Law, as long as the Issuer remains an entity admitted to the public offering regime, it may not issue additional shares of any class of capital stock that would grant their holder more than one vote per share. The Class A shares resulting from the conversion of the currently outstanding Class B shares, as described above, are exempt from such restriction.
Articles of Incorporation and Bylaws
We are a corporation (sociedad anónima) organized and existing pursuant to the laws of Argentina. Our registered offices are domiciled in the Province of Buenos Aires, Argentina. The Company was incorporated in November 1991 under the laws of Argentina, with a duration of 99 years and registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia) (IGJ) in book No. 110, Volume “A”, under No. “9623”, of “Sociedades Anónimas.” The Company is registered with the Public Registry of Commerce of the Province of Buenos Aires (DPPJ) under Resolution No. 6099 of September 19, 2017, Registry No. 229169, Record 134,531. We adopted new bylaws on January 7, 2026, which contain certain provisions that will come into force upon consummation of the global offering. All references in this prospectus to our bylaws are as amended following the consummation of the global offering.
The subscription and ownership of the Company’s shares imply knowledge and acceptance of its bylaws, as well as adherence to and compliance with the resolutions duly adopted by the general shareholders’ meetings and/or the board of directors in the exercise of their powers, notwithstanding the rights granted to shareholders under applicable law (see “Shareholders’ Liability”).

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Corporate Purpose
Pursuant to section three of our bylaws, the Company was created to be engaged in any of the following activities, either on its own account, or through or in association with third parties, in Argentina or abroad: the following activities:
(a)Electric Energy: through the production, generation, transformation, transportation, storage, distribution, and commercialization of electric energy, in accordance with and subject to the limitations established by current regulations;
(b)Liquid and Gaseous Hydrocarbons: through the exploration and exploitation of deposits, industrialization, transportation, storage, distribution, and/or commercialization of solid, liquid, and/or gaseous hydrocarbons and their direct and indirect derivatives;
(c)Development, Engineering, and Construction Services: through the development of projects, engineering, and construction associated with the electric sector (generation, transportation, storage, and distribution) and the hydrocarbons sector (gas pipelines, multipurpose pipelines, storage), whether for the development of its own activities as indicated in sections (a) and (b), and/or for third parties;
(d)Commercial: through the purchase, sale, import, export, representation, assignment, consignments, transportation, distribution, and commercialization of elements related to and necessary for carrying out the activities indicated in sections (a), (b), and (c), including the exercise or performance of representations, commissions, consignments, and mandates;
(e)Financial: through general financial operations; loans and/or capital contributions to companies, for businesses carried out or to be carried out; granting of guarantees, sureties, and bonds in favor of third parties; purchase, sale, and management of shares, securities, and other financial instruments in any of the systems or modalities created or to be created, with the exception of operations covered by Law No. 21,526 on Financial Entities;
(f)Investment: through investment activities in ventures and companies of any nature, according to the limits set by current laws and regulations and subject to them; it may establish or participate in the establishment of companies or acquire and maintain shareholdings in existing or to-be-created companies in the Republic of Argentina or abroad, participate in temporary unions, collaboration groups, joint ventures, and consortiums. The Company may also, for investment purposes, acquire, develop, and dispose of movable and immovable property of any kind, as well as encumber them and lease, grant, or take them on lease, concession, or leasing;
To this end, the Company has full legal capacity to acquire rights and assume obligations and to carry out acts not prohibited by law or by our bylaws that are necessary for the achievement of its purpose.
Statutory Provisions concerning our Board of Directors
According to our bylaws, our board of directors shall be comprised of nine directors and nine alternate directors. Directors will be renewed annually and may be reelected indefinitely. Director elections will be conducted through the consideration of lists of potential members, which may be proposed by any shareholder or group holding more than 3% of the capital stock of the Company (each, a “Proponent”), provided that no shareholder or group holding more than 3% of the capital stock of the Company objects. In the case of such an objection, elections will be conducted on an individual, candidate-by-candidate basis. Any Proponent may submit to the board of directors the list of candidates that the Proponent intends to propose by submitting to the chairman, or his or her replacement, such list duly signed by the Proponent to the board of directors at least five business days before the shareholders’ meeting for purposes of its formalization through publication in the bulletin of the Buenos Aires Stock Exchange at least two days prior to such meeting. The board of directors also proposes a list for election that will be communicated to all shareholders with the Proponents’ list. An ad hoc book, available to shareholders, will be kept at our offices to facilitate the compilation of such list and record of proposed lists of candidates. The list (or individual candidate, as applicable) that obtains the vote of an absolute majority of shares is elected, and, if no list

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achieves such majority, a new vote will be held between the two lists (or candidates) with the most votes, and the one of the two with the most votes will be elected.
The foregoing rules do not prevent any shareholder present at the shareholders’ meeting from nominating candidates not included in the slates circulated by the board of directors. In addition, no proposal for the election of Directors may be made prior to or at the shareholders’ meeting unless written evidence of the proposed candidates’ acceptance of office is provided.
The board of directors shall meet as often as necessary, but at least once every three months. Meetings may be convened by the chairman, the vice-chairman, or at the request of any director or syndic. Meetings may be held remotely with the assistance of simultaneous audio and video communication, and the minutes must reflect the type of attendance, identify directors who participated remotely, and record their votes on each resolution. A representative of the statutory audit body must attest to the regularity of decisions when applicable. The board will convene with an absolute majority of its members and adopt resolutions by a majority of those present. In the event of a tie, no member of the board shall have a casting vote. The current members of our board of directors were appointed at the shareholders’ meeting held on April 30, 2025, and their respective terms expired on December 31, 2025. However, the members of the Board continue in their positions until new members are appointed.
In accordance with Article 59 of the Argentine General Companies Law, directors are required to act with loyalty and with the diligence of a prudent businessman. Directors are jointly and severally liable, without limitation, to the company, the shareholders, and third parties for poor performance of their duties, violation of the law, the company’s bylaws or regulations, if any, and for any other damage to third parties caused by willful misconduct, abuse of authority, or gross negligence, as established by Article 274 of the Argentine General Companies Law.
A director will not be liable for decisions adopted at a Board meeting as long as he or she declares his or her opposition in writing and informs the Supervisory Committee before a claim is filed. The management of a director approved by the shareholders of the Company releases the director from any liability for such management, unless shareholders representing at least 5% of the share capital object to such approval, or if the decision to approve the management was adopted in violation of applicable laws or the Company’s bylaws. The Issuer has the right to bring legal action against a director if the shareholders of the Company, meeting in assembly, approve such action.
In accordance with the Argentine General Companies Law, the board of directors of the Issuer is responsible for the management of the Issuer and, therefore, adopts all administrative decisions, as well as those decisions expressly provided for in the Argentine General Companies Law, the Issuer’s bylaws, and other applicable regulations. Likewise, the board of directors of the Issuer is generally responsible for the execution of resolutions adopted at shareholders’ meetings and for the fulfillment of any specific task expressly delegated to it by the shareholders. In accordance with the Argentine General Companies Law, the duties and responsibilities of an alternate director, when acting in replacement of a director, whether temporarily or permanently, are the same as those previously discussed for directors, and they will not have any other duties or responsibilities in their capacity as alternate directors. Our bylaws provide that the board of directors has special authority to, among other matters, grant and receive loans, with or without personal or real guarantees, issue non-convertible notes (obligaciones negociables no convertibles en acciones) and other debt instruments permitted under applicable law in local and international markets, and to make use of credit in such manner as it deems appropriate in the best interests of the Company.
Statutory Provisions Concerning our Management
The bylaws establish that the board of directors appoint and remove the members of management and set their duties and compensation. The management of the Company may be in charge of a CEO appointed by the board of directors, who may or may not be a director, and who shall be responsible for the performance of his or her duties to the same extent and in the same manner as the directors. The compensation payable to the members of management is independent from any compensation that they may receive as directors, if applicable.
The Class A shareholders entered into a Shareholders’ Agreement, pursuant to which they agreed to exercise the voting rights corresponding to their Class A shares in a coordinated way to cause the appointment of the directors

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nominated by each group of Class A shareholders. See “Principal and Selling Shareholders—Shareholders’ Agreement.”
Statutory Provisions Concerning our Supervisory Committee
The bylaws of the Issuer establish that the supervisory committee is comprised of three regular syndics and three alternate syndics who serve for three fiscal years. Pursuant to the Argentine General Companies Law, only lawyers and accountants who are authorized to practice in Argentina, or civil partnerships made up of such individuals, may serve as syndics in an Argentine corporation.
The syndics are elected by the shareholders meeting. The board of directors may circulate proposed candidates, but any shareholder may nominate any additional candidates at the meeting. The supervisory committee shall convene at least once every three months and at the request of any syndic or the board of directors. The supervisory committee shall be validly convened with a quorum of at least two members, and decisions shall be adopted by an absolute majority of those present. In the event of a tie, the Chairman, or the Vice-Chairman in his or her stead, shall have a casting vote.
The main responsibilities of the Issuer’s Supervisory Committee are to oversee the Issuer’s compliance with the applicable law, the bylaws and the resolutions of the shareholders, as well as to perform other functions, including but not limited to: (i) supervising and inspecting the corporate books and records whenever deemed necessary, but at least quarterly; (ii) attending meetings of the board of directors and shareholders’ meetings; (iii) preparing an annual report regarding the Issuer’s financial situation and submitting it for consideration by the shareholders at the annual ordinary meeting; (iv) calling an extraordinary shareholders’ meeting when deemed necessary, either on its own initiative or at the request of shareholders, or an ordinary meeting when the Issuer’s board of directors fails to do so; and (v) reviewing written claims from shareholders representing at least 2% of the share capital.
In carrying out these functions, the Supervisory Committee does not control the Issuer’s operations nor does it evaluate the merits of decisions made by the directors. The duties and responsibilities of an alternate syndic, when acting as a replacement for a regular syndic, whether temporarily or permanently, are the same as those described above for regular syndics. Alternate syndics have no other duties or responsibilities. The remuneration of the members of the supervisory committee will be determined by the ordinary shareholders’ meeting, within the limits established by applicable law.
Our shareholders may decide to dissolve the supervisory committee in accordance with our bylaws, applicable law and other regulatory requirements. Upon dissolution, a date must be set by which the supervisory committee will cease its functions, and in such case, the audit committee will assume the same functions and powers of the supervisory committee until a new supervisory committee is established. Other committees may be created by our board of directors.
Statutory Provisions Concerning our Audit Committee
We are required by Argentine laws and regulations to have an audit committee composed of at least three directors, selected by our board of directors among its members by simple majority. Pursuant to Argentine regulations, a majority of the members of the audit committee must be independent according to the applicable independence criteria set by the CNV Rules and must have experience in financial, accounting or business matters. Pursuant to NYSE Rule 303A.06, we are required to have an audit committee that complies with Rule 10-A3 under the Exchange Act (“Rule 10-A3”). Under Rule 10-A3, we are required to comply with certain independence standards. As of the date of this prospectus, one of the three members of our audit committee is independent. We will be required to have a majority independent audit committee within 90 days of the effectiveness of this registration statement and an audit committee of three independent directors within one year of the effectiveness of this registration statement. We expect that all members of our audit committee will satisfy the independence requirements of the Commission and NYSE applicable to the audit committees of foreign private issuers within the alloted timeframe.
At its first session, the audit committee shall elect a president and a vice‑president (the latter replacing the former as needed). The audit committee must meet at least once every three months or more frequently upon request

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of any member. Meetings are convened by the president or, as applicable, the vice‑president, by notice to each member. The audit committee shall meet with an absolute majority of its members present (in person or via permitted remote means) and adopt resolutions by majority of members present, including those participating remotely. The audit committee must perform the functions and exercise the powers and attributions established in Article 110 of the Argentine Capital Markets Law, the CNV Rules and other applicable regulations, as well as additional functions expressly assigned by the shareholders’ meeting or the board of directors, which must be reflected in the committee’s internal regulation.
The main responsibilities and attributions of the audit committee, in accordance with Argentine Capital Markets Law, are: (i) to give its opinion on the board’s proposal for the appointment of external auditors to be hired by the company and to ensure their independence; (ii) to supervise the functioning of the internal control systems and the administrative-accounting system, as well as the reliability of the latter and of all financial information or other significant facts that are presented to the CNV and the markets in compliance with the applicable information regime; (iii) to supervise the application of policies regarding information on the company’s risk management; (iv) to provide the market with complete information regarding transactions in which there is a conflict of interest with members of the corporate bodies or controlling shareholders; (v) to give an opinion on the reasonableness of the proposals for fees and stock option plans for the company's directors and managers formulated by the administrative body; (vi) to give an opinion on compliance with legal requirements and on the reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the event of a capital increase with the exclusion or limitation of preemptive rights; (vii) to ensure compliance with applicable rules of conduct; and (viii) to issue an opinion on related-party transactions in the cases established by law.
Rights, Preferences and Restrictions Attached to our Shares
According to our bylaws, realized and liquid profits will be allocated in the following order: (i) 5% to the legal reserve until reaching at least 20% of our subscribed capital and (ii) remunerations of the directors and members of the Supervisory Committee, which have to be, although not stipulated in our by-laws, within the limits set forth by Section 261 of Argentine General Companies Law. The balance will be allocated as decided by the Shareholders’ meeting. Dividends must be paid in proportion to the respective contributions within the year of their approval.
Shareholders’ Meetings
Shareholders’ meetings shall be convened on first call by publishing notices in the Official Gazette of the Province of Buenos Aires and in one of Argentina’s major newspapers for five days, between 20 and 45 calendar days before the meeting. Second‑call ordinary meetings may be convened simultaneously for one hour after the first call on the same day, or within 30 days after a failed first call, with three days’ publications and at least eight days’ advance notice, or as otherwise permitted by applicable regulation. Calls for extraordinary meetings, both on first and second call, shall be made in accordance with and within the time limits established in the Argentine General Companies Law and/or the Argentine Capital Markets Law, if applicable ordinary and extraordinary shareholders’ meetings are subject to the quorum and majorities required by Sections 243 and 244 of the Argentine General Companies Law. Shareholders’ meetings may be convened by the Board of Directors, the Supervisory Committee or upon the request of shareholders representing at least five percent of the capital stock entitled to vote, as applicable.
Subject to applicable law and CNV Rules, shareholders’ meetings of any type may be held by means of real-time audio and video communication (e.g., videoconference), provided equal treatment, accreditation, quorum, representation, simultaneous participation, and immediate communication and voting are ensured. Remote meetings must be notified to the CNV five business days in advance.
Shareholders’ Liability
In conformity with Argentine law, shareholders’ liability for a company’s losses in a sociedad anónima, like Genneia, is limited to the payment of their subscribed equity holdings. However, shareholders who voted for a decision that was then rendered null by a court for its being inconsistent with the Argentine laws or the corporate bylaws (or operating agreement, if any) might be held jointly and severally liable, without limitation, for the damages that may arise from such decision.

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Conflicts of Interest
Under Argentine laws, if a shareholder or its representative casts a vote in connection with a matter in which it may have, directly or indirectly, interests that are contrary to ours, such shareholder may be liable for damages, but only to the extent such matter had not been approved but for the vote of such shareholder. Argentine laws also set forth that if a member of our board of directors has interests in a business operation that are contrary to our interests, such director will report so to the board of directors and the Supervisory Committee and will refrain from engaging in the discussion of that issue. If that director acts in a manner that is contrary to the law, it may be held jointly and severally liable, without limitation, for the damages that may arise from such director’s acts or omissions.
Conversion of Class A Common shares
Pursuant to our bylaws, for purposes of transferring Class A shares (i) on the public market, or (ii) in transactions outside of the market to any person that prior to such transaction is not a holder of Class A shares (or a qualified affiliate (as defined in our bylaws) thereof), Class A shareholders must first convert them into Class B shares, at an exchange ratio of one Class B share for each one Class A share. To that end, a Class A shareholder shall submit to the board of directors a request to convert the portion of its Class A shares into Class B shares. The board of directors must, for purposes of documenting and registering the conversion, acknowledge such conversion and meet within a maximum period of five (5) business days from receipt of the conversion request and shall immediately after such meeting, document or instruct the corresponding process of documentation of, the conversion of all or part of the requesting Class A shareholder’s Class A shares into Class B shares, and register such conversion.
In addition, the Shareholders’ Agreement permits certain Permitted Transfers of Class A shares: (i) in a secondary market transaction executed through the NYSE, BYMA or any other public securities exchange, (ii) to a qualified affiliate or a qualified affiliate of a shareholder in the same group, (iii) in connection with a conflict resolution proceeding among Class A shareholders, (iv) a qualified pledge of shares, (v) a qualified swap of shares, and (vi) certain specified transfers among affiliates and respective trustees. The Shareholders’ Agreement subjects the following Permitted Transfers of Class A shares to a mandatory conversion of such Class A shares into Class B shares on a one-for-one basis, effective immediately upon settlement of the transfer: (i) in a secondary market transaction executed through the NYSE and BYMA or any other public securities exchange, or (ii) through an off-market transaction to any person other than a Class A shareholder or qualified affiliate. Each party to a Permitted Transfer must notify the Company of such Permitted Transfer; provided that, in the case of a secondary market transfer resulting in mandatory conversion of Class A shares into Class B shares, only the selling shareholder will be required to notify the Company. We are required to reflect any such conversion in our share register and take all necessary actions to effect the conversion promptly.
Preemptive and Accretion Rights
According to the Argentine General Companies Law, Section 62 bis of the Argentine Capital Markets Law and our bylaws, in the event of a capital increase, holders of common shares of any class have a preferential right, in proportion to the number of shares they hold, to subscribe to additional shares of the same class as those they own. According to our bylaws and Section 216 of the Argentine General Companies Law, no shares issued after this offering may be entitled to multiple votes.
In addition, pursuant to our bylaws, upon entering the public offering regime for shares and for as long as we remain authorized to publicly offer our shares in Argentina, Section 62 bis of the Argentine Capital Markets Law will apply with respect to the term and exercise of preemptive rights and the inapplicability of accretion rights. In such cases, and given the inclusion of an express provision to this effect in our bylaws, and subject to the approval of the shareholders’ meeting authorizing the issuance of shares or convertible corporate bonds, the preemptive subscription right shall be exercised exclusively through the placement procedure determined in the relevant public offering prospectus. Additionally, our shareholders will have accretion rights, which may be excluded or limited pursuant to applicable law. Holders of shares and convertible corporate bonds who are beneficiaries of the preemptive right shall be granted priority in the allocation up to the amount of shares corresponding to them based on their ownership percentages, provided that their purchase orders are submitted at the price determined through

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the placement procedure or at a price equal to or higher than the subscription price established in the public offering,without accretion rights in such cases if permitted by applicable law.
For the avoidance of doubt, our existing shareholders have waived, at the shareholders’ meeting held on January 7, 2026, the exercise of their preemptive and accretion rights relating to all the Class B shares to be issued in connection with the global offering and pursuant to the international underwriters’ option to purchase additional Class B shares, which may (at the option of the international underwriters) be represented by ADSs, if any, representing 100% of the preemptive and accretion rights with respect to our shares to be issued pursuant to the global offering.
Liquidation
Pursuant to our bylaws, upon the dissolution of the Company due to any of the grounds provided for under the Argentine General Companies Law, liquidation will be carried out by our board of directors or the liquidators appointed at the shareholders’ meeting, under the oversight of the Supervisory Committee (if possible).
Once liabilities have been settled, including the expenses incurred in the liquidation, the remaining balance will be distributed among shareholders on a proportional basis to their respective holdings, and the rights conferred to their shares.
Term
According to our bylaws, our company was created for a term of 99 years since the registration date with the Public Registry of Commerce. Such term may be extended by a decision made at an extraordinary shareholders’ meeting.
Mandatory Tender Offer Regime
We are subject to the mandatory tender offer rules set forth in the Argentine Capital Markets Law. These rules provide that any person who, individually or through a concerted action (as defined in Argentine Capital Markets Law), effectively acquires a controlling interest in a company whose shares are admitted to the public offering regime shall be required to make a mandatory tender offer (oferta pública de adquisición, or OPA), determined in accordance with the Argentine Capital Markets Law and the CNV Rules, for all outstanding voting shares and other securities granting rights to voting shares.
The offer must be filed with the CNV as soon as possible and no later than one month after the effective acquisition of the controlling interest.
Concept of a “Significant Share”
The Argentine Capital Markets Law provides that a person will be deemed to have, individually or through concerted action (as defined in the Argentine Capital Markets Law), a controlling interest when:
•They have directly or indirectly reached voting rights equal to or greater than 50% of the company, excluding from the calculation base any shares that, directly or indirectly, belong to the affected company; or
•They have reached a holding participation of less than 50% of the voting rights in a company, but act as a controlling party, as defined by the Argentine Capital Markets Law.
Determination of the OPA Price in the Case of a Change in Control
In accordance with the Argentine Capital Markets Law, the fair price in a mandatory tender offer due to a change of control shall be the highest of the following: (a) the highest price that the offeror or any persons acting in concert with the offeror have paid or agreed to pay for the securities subject to the offer during the 12 months preceding the start date of the mandatory tender offer period; and (b) the average price of the securities subject to the offer during the 6 months immediately preceding the announcement of the transaction by which the change of

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control is agreed, regardless of the number of trading sessions in which they were negotiated. For the purposes of clause (a) above, insignificant acquisitions in relative terms shall not be considered, provided they were made at market price, in which case the highest price paid for the remaining acquisitions in the reference period shall apply. If the percentage of shares listed on a CNV-authorized market represents at least 25% of the issuer’s share capital, and liquidity conditions determined by the CNV are met, then the price referenced in subsection (b) shall not apply to mandatory tender offers due to a change of control.
Additionally, for the purpose of determining the fair price in a Mandatory Tender Offer Due to a Change of Control, the CNV Rules shall apply.
Fair Price in Other Mandatory Tender Offers
Both the Argentine Capital Markets Law and the CNV Rules set forth specific provisions regarding the determination of the fair price for mandatory tender offers in the cases of near-total control (as defined hereinafter) and voluntary withdrawal from the public offering.
Argentine Capital Markets Law and CNV Rules also establish that when a company whose shares are publicly offered and listed in Argentina agrees to withdraw voluntarily from the public offering and listing system in Argentina, it must follow the procedures provided for in the CNV’s regulations and it must likewise launch an OPA for its aggregate shares or subscription rights or securities convertible into shares or stock options under the terms provided for in such regulation. It is not necessary to extend the public offering to those shareholders that voted for the withdrawal at the shareholders’ meeting.
The acquisition of one’s own shares must be made with liquid and realized profits or with free reserves, whenever paid up in full, and for the amortization or disposition thereof, within the term set forth in Section 221 of the Argentine General Companies Law, and the company must present the CNV with evidence that it has the necessary solvency to effect such purchase and that the payment for the shares will not affect its solvency.
Section 88.II of the Capital Markets Law establishes that in the case of an OPA for voluntary delisting and for near-total control, the following price criteria shall be considered:
(a)The highest price that the offeror or persons acting in concert with the offeror have paid or agreed to pay for the securities subject to the offer during the twelve (12) months prior to the notification to the minority shareholder or the unilateral declaration by the controlling shareholder in the case of OPAs for near-total control, or the agreement to request delisting in the case of OPAs for voluntary delisting;
(b)The average price of the securities subject to the offer during the immediately preceding six-month period prior to the notification to the minority shareholder or the unilateral declaration by the controlling shareholder in the case of OPAs for near-total control, or the agreement to request delisting in the case of OPAs for voluntary delisting, or from such other date on which the offer must be made;
(c)The book value of the shares, considering for the purposes of acquisition in the case of voluntary delisting a special delisting balance sheet;
(d)The value of the company, assessed according to discounted cash flow criteria and/or indicators applicable to comparable companies or businesses; and
(e)The liquidation value of the company.
The fair price offered may not be lower than the price indicated in sections a) and b) above. Furthermore, in cases where the mandatory tender offer must be made without the offeror having previously acquired the securities, the fair price may not be lower than that calculated according to the valuation methods contained in section b) above, and the preceding price adjustment rules shall apply where appropriate.

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Mandatory or Voluntary Tender Offer in the Case of Near-total Control
If a shareholder, whether an individual or legal entity, directly or through one or more companies controlled by it, acquires 95% or more of the outstanding capital stock of a publicly traded company subject to the Argentine Capital Markets Law (“near-total control”), any minority shareholder may request that the controlling shareholder launch an OPA for all outstanding shares of such company. Likewise, any such individual or legal entity that, directly or through one or more companies, holds 95% or more of the outstanding capital stock of a publicly traded company subject to the Argentine Capital Markets Law may issue a unilateral declaration of their intention to purchase all outstanding shares of said company within six months following the date of acquisition of “near-total control”, and may delist the company from public offering and remove its shares from listing and trading. In either case, the purchase price must be equitable, as described above.
Penalties for Breach
In the event of non-compliance with the obligation to make a mandatory public tender offer, the CNV after formally requiring the obligated parties to comply with such obligation, shall order the auction of the acquired shareholdings, without prejudice to any other applicable sanctions. Additionally, the CNV may determine that any person failing to comply with the obligation to make a public tender offer shall not exercise the voting rights attached to the shares of the company, regardless of the title under which such rights may be exercised. Any acts adopted in the exercise of such rights shall be deemed null and void.
A party shall be deemed to have failed to comply with the mandatory public tender offer obligation if: (1) it fails to submit the offer within the maximum period established; (2) it submits the offer with manifest irregularities, as determined by the CNV’s rules; (3) it submits the offer beyond the maximum period established; and/or (4) it fails to execute the offer within the time frame set forth in the regulations issued by the CNV, from the moment the mandatory public tender offer obligation arises.
Shareholder Claims
Pursuant to article 46 of the Argentine Capital Markets Law, companies whose shares are listed on any authorized market (including the BYMA), are subject to the jurisdiction of the arbitration court of such authorized market for all matters concerning such companies’ relationship with shareholders and investors.
However, Section 46 of the Argentine Capital Markets Law also expressly provides that submission to arbitration is without prejudice to the rights of shareholders and investors to bring their claims before the ordinary judicial courts of Argentina.
For all matters relating to the deposit agreement and the ADSs, we will submit to the jurisdiction of the federal courts of the United States of America located in the State of New York and the courts of the State of New York.

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DESCRIPTION OF THE AMERICAN DEPOSITARY SHARES
American Depositary Shares
JPMorgan Chase Bank, N.A. (“JPMorgan”) has agreed to act as the depositary for the American depositary shares. JPMorgan’s depositary offices are located at 270 Park Avenue, Floor 8, New York, New York 10017. American depositary shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safe keep the securities on deposit.
We will appoint JPMorgan as depositary pursuant to a deposit agreement. A copy of the deposit agreement will be on file with the Commission under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-           when retrieving such copy.
We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.
Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,            Class B shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.
If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class B shares will continue to be governed by the laws of Argentina, which may be different from the laws in the United States.
In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.
As an ADS holder, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the Class B shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class B shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any

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shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.
The registration of the Class B shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable Class B shares with the beneficial ownership rights and interests in such Class B shares being at all times vested with the beneficial owners of the ADSs representing the Class B shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided under “Where You Can Find More Information.”
Dividends and Other Distributions
The Depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on Class B shares or other deposited securities, after deducting its fees and expenses described below. ADS holders will receive these distributions in proportion to the number of Class B shares their ADSs represent.
Cash. Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the Depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Argentine laws and regulations. The conversion into U.S. dollars will take place only if practicable and if such U.S. dollars may be distributed to the ADS holders. The Depositary will apply the same method for distributing the proceeds of the sale of any property held by the custodian in respect of securities on deposit.
The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The Depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs.
Shares. Whenever we distribute Class B shares as a result of a dividend or free distribution on securities on deposit with the custodian, we will deposit the applicable number of Class B shares with the custodian. Upon receipt of confirmation of such deposit, the Depositary will distribute to holders new ADSs representing the Class B shares so deposited; provided, however, that only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs upon a distribution of Class B shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new Class B shares so distributed. No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable.
Rights to Purchase Additional Class B shares. Whenever we intend to distribute rights to subscribe for additional Class B shares (“Rights”), we will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute such Rights. The Depositary will not distribute the Rights if we fail to deliver satisfactory documents to the Depositary or it is not reasonably practicable to distribute the Rights.
The Depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.
Other Distributions. Whenever we intend to distribute property other than cash, Class B shares or Rights (“Other Distributions”), the Depositary may make such Other Distributions by any means it deems equitable and practicable. To the extent the Depositary deems such Other Distributions not to be equitable and practicable, it shall

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distribute any U.S. Dollars available to the Depositary from the net proceeds of public or private sales of Other Distributions as in the case of cash.
The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the Depositary may sell all or a portion of the property received.
Alternative Payments. Whenever we reasonably believe that the Depositary will not be able to immediately freely convert a cash dividend or cash distribution into U.S. Dollars and, at the time of such conversion, freely transfer such U.S. Dollars to the United States, we may, in our sole discretion, pay such cash dividend or distribution to the Depositary in the form of sovereign bonds of any series issued by the Republic of Argentina or any Province of Argentina, or bonds of any Argentine corporate issuer or any other type of securities that have an adequate liquidity in the Argentine securities markets and can be delivered to the Depositary and transferred outside of Argentina for resale for U.S. Dollars in over the counter transactions or in self-regulated markets in the United States of America.
Withdrawal and Transfer
As a holder, you will be entitled to present your ADSs to the Depositary for cancellation and then receive the corresponding number of underlying Class B shares at the transfer office designated by the Depositary. Your ability to withdraw the Class B shares held in respect of the ADSs may be limited by U.S. and Argentine considerations applicable at the time of withdrawal. In order to withdraw the Class B shares represented by your ADSs, you will be required to pay to the Depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class B shares. Upon withdrawal, the Depositary’s custodian will deliver the corresponding Class B shares to your broker or custodian at Caja de Valores S.A. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
If you hold ADSs registered in your name, the Depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class B shares represented by your ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations.
You will have the right to withdraw the securities represented by your ADSs at any time except for:
•temporary delays that may arise because (i) the transfer books for the Class B shares or ADSs are closed, or (ii) Class B shares are immobilized on account of a shareholders’ meeting or a payment of dividends.
•obligations to pay fees, taxes and similar charges.
•restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the Depositary and also must:
•ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
•provide such proof of identity and genuineness of signatures as the Depositary deems appropriate;
•provide any transfer stamps required by the State of New York or the United States; and
•pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

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To have your ADRs either combined or split up, you must surrender the ADRs in question to the Depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
Voting Rights
As a holder, you generally have the right under the deposit agreement to instruct the Depositary to exercise the voting rights for the Class B shares represented by your ADSs. The voting rights of holders of Class B shares are described in our bylaws, a translation of which has been filed with the Commission as an exhibit to this registration statement.
At our request, the Depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the Depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.
If the Depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions. Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). To the extent that (i) the Depositary has been provided with at least 30 days’ notice of the proposed meeting from the Company, (ii) the voting notice is finalized between the Company and the Depositary for mailing no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (iii) the Depositary does not receive instructions on any or all agenda item(s) from a holder in a timely manner, such holder shall be deemed, and the Depositary is instructed to deem such holder, to have instructed the Depositary to give a discretionary proxy for such agenda item(s) to a person designated by the board of directors of the Company to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such holders on such agenda item(s); provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (a) the Company informs the Depositary in writing that (x) it wishes such proxy to be given with respect to such agenda item(s), (y) there is no substantial opposition existing with respect to such agenda item(s) and (z), such agenda item(s), if approved, would not materially and adversely affect the rights of the holders of the shares, and (b) the Depositary has obtained an opinion of counsel in form and substance reasonably satisfactory to the Depositary as set forth in the deposit agreement.
Under Argentine law as in effect as of the date hereof, (i) any shareholder (including the holders of deposited securities) who votes on any matter involving us in which the shareholder’s interests conflict with our interests may be liable under Argentine law for damages to us resulting from such shareholder’s vote, but only if the matter would not have been approved without the shareholder’s vote and (ii) shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law, applicable Argentine regulations or the bylaws may be held jointly and severally liable, without limitation, for damages to us, other shareholders or third parties resulting from that resolution. This liability may apply to holders and beneficial owners of ADSs and, as a result, holders and beneficial owners shall indemnify us, the Depositary and the custodian and any of their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims that may arise against, and any liability that may be incurred by, us, the Depositary, the custodian and any of their respective directors, employees, agents and affiliates as a result of any voting instructions carried out on behalf of holders and beneficial owners that give rise to such liability under Argentine law.
Please note that the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner.
Amendment and Termination
We may agree with the Depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the

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Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class B shares represented by your ADSs (except as permitted by law).
We have the right to direct the Depositary to terminate the deposit agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the Depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.
After termination, the Depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).
Limitations on Obligations and Liability
The deposit agreement limits our obligations and the Depositary’s obligations to you. Please note the following:
•We and the Depositary disclaim any liability if we or the Depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of incorporation, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.
•We and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in any provisions of or governing the securities on deposit.
•The Depositary and its agents will not be responsible (i) if holders of the ADRs or beneficial owners of the ADSs do not receive notice of any meeting of shareholders with sufficient time to enable such holder or beneficial owner to return any voting instructions to the Depositary in a timely manner, including and even if, without limitation, such holder or beneficial owner is deemed to give a discretionary proxy with respect to the deposited securities of such holder or beneficial owner to a person designated by the board of directors of the company or otherwise, or the deposited securities of such holder or beneficial owner are represented, or deemed represented, for purposes of establishing a quorum at a meeting of shareholders, (ii) for any failure to carry out any instructions to vote any of the deposited securities, (iii) for the manner in which any voting instructions are given or deemed to be given pursuant to the terms of the deposit agreement, (iv) for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy pursuant to the deposit agreement, or (v) for the effect of any such vote.
•We and the Depositary are obligated only to take the actions specifically stated in the deposit agreement without gross negligence or willful misconduct, and the Depositary shall not be a fiduciary or have any fiduciary duty to any holders of the ADRs or beneficial owners of the ADSs.
•We and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or any other person believed by either of us to be competent to give such advice or information.

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•The Depositary disclaims any liability arising from the insolvency of any custodian that is not a branch or affiliate of the Depositary.
•The Depositary disclaims any liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the Depositary or (ii) failed to use reasonable care in the provision of custodial services to the Depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located.
•We and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
•No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.
•The Depositary and its agents may own and deal in any class of securities of the Issuer and its affiliates and in ADRs.
•We, the Depositary and the custodian disclaim any liability for the failure by any person, including without limitation, holders and beneficial owners, to obtain the benefits of credits or refunds on non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability.
•The Depositary disclaims any liability for the content of any information submitted to it by or on behalf of the Company.
•We and the Depositary also disclaim liability for any indirect special damages in any form incurred, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of Class B shares, the depositary may require:
•payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class B shares or other deposited securities;
•satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
The Depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary are closed or at any time if the depositary thinks it advisable to do so.
Books of Depositary
The Depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
The Depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

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Fees and Expenses

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class B shares, upon a change in the ADS(s)-to-Class B share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class B shares)	Up to U.S.$5.00 per 100 ADSs (or portion thereof) issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class B share(s) ratio, or for any other reason)	Up to U.S.$5.00 per 100 ADSs (or portion thereof) cancelled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$5.00 per 100 ADSs (or portion thereof) held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S.$0.05 per ADS held
ADS Services	Up to U.S.$0.05 per ADS held on the applicable record date(s) established by the depositary bank
As an ADS holder you will also be responsible to pay certain charges such as:
•taxes (including applicable interest and penalties) and other governmental charges;
•the registration fees as may from time to time be in effect for the registration of Class B shares on the share register and applicable to transfers of Class B shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
•certain cable, telex and facsimile transmission and delivery expenses;
•the expenses and charges incurred by the depositary bank in the conversion of foreign currency;
•the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to common shares, ADSs and ADRs; and
•the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.
ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.
In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in

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respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

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CERTAIN TAX CONSIDERATIONS
U.S. Federal Income Tax Considerations
The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our Class B shares or ADSs by a U.S. Holder (as defined below).
This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.
This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Class B shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold Class B shares or ADSs as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding Class B shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. Dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class B shares or ADSs.
For purposes of this summary, a “U.S. Holder” is a beneficial owner of Class B shares or ADSs that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Class B shares or ADSs.
You should consult your own tax advisors about the consequences of the acquisition, ownership, and disposition of the Class B shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.
ADSs
In general, if you are a U.S. Holder of ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying Class B shares that are represented by those ADSs. References to “shares” below are to both Class B shares and ADSs, unless the context indicates otherwise.
Taxation of Dividends
Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our shares (including any amount withheld in respect of Argentine taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income and will not be eligible for the dividends-received deduction allowed to corporations under the Code.
We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.
Dividends paid in a currency other than U.S. Dollars generally will be includible in a U.S. Holder’s income in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the day the U.S. Holder receives the dividends, in the case of Class B shares, or the date the depositary receives the dividends, in the case of shares represented by ADSs. Any gain or loss on a subsequent sale, conversion or other disposition of such non-U.S. currency by such U.S. Holder generally will be treated as ordinary income or loss and generally will be income or loss from sources within the United States.

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The U.S. Dollar amount of dividends received by an individual with respect to the shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the shares generally will be treated as qualified dividends if:
•the shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and
•we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).
The ADSs will be listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable year. As discussed in more detail below under “—Passive Foreign Investment Company Status,” we do not expect to be a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.
Because the Class B shares are not themselves listed on a U.S. exchange, dividends received with respect to Class B shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of shares.
Subject to generally applicable limitations and conditions, Argentine dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any Argentine tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Argentine tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Argentine tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Argentine dividend tax is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Argentine tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.
The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.
Taxation of Dispositions of Class B shares
Subject to the discussion below under “—Passive Foreign Investment Company Status,” upon a sale, exchange or other taxable disposition of the shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares, as determined in U.S. Dollars as discussed below. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

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If a U.S. Holder sells or otherwise disposes of our shares in exchange for currency other than U.S. Dollars, the amount realized generally will be the U.S. Dollar value of the currency received at the spot rate in effect on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. Dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. Holder generally will have a tax basis in the currency received equal to the U.S. Dollar value of the currency received at the spot rate in effect on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. Dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. Holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. Holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the shares.
A U.S. Holder generally will not be entitled to credit any Argentine tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Argentine tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the shares and any Argentine tax imposed on such sale or disposition.
Deposits and withdrawals of shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.
Passive Foreign Investment Company Status
Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, after applying certain look-through rules, either
•75% or more of our gross income for the taxable year is passive income; or
•50% or more of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive.
For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and gains from the disposition of investment assets, subject to various exceptions. In general, cash is a passive asset for these purposes. Although gains from commodities transactions are generally considered passive income, a special rule treats active business gains from commodities as active but only if substantially all of the non-U.S. corporation’s commodities are inventory or held primarily for sale to customers in the ordinary course of its trade or business. The asset test described in above is applied using the fair market value of such non-U.S. corporation’s assets. For purposes of the PFIC asset test, we intend to take the position that the aggregate fair market value of our assets is equal to the sum of the aggregate value of our outstanding stock and the total amount of our liabilities (our “Market Capitalization”), and that the excess of our Market Capitalization over

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the book value of all of our assets, or goodwill, may be treated as a non-passive asset to the extent attributable to our non-passive activities.
Based upon the current and anticipated composition of our gross income and gross assets, the nature of our business and our intended use of proceeds from this offering, we do not expect to be a PFIC for the 2026 tax year or in the foreseeable future. However, our status as a PFIC must be determined annually after the close of each taxable year and therefore may be subject to change. In addition, our possible status as a PFIC will also depend on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.
If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, we will generally be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our shares, even if we cease to meet the threshold requirements for PFIC status in such succeeding years.
If we are or become a PFIC, a U.S. Holder of our shares generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale, exchange of, other disposition (including, under certain circumstances, a pledge) of and certain distributions with respect to, our shares. Such gain would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, to the extent that any distribution received by a U.S. Holder on the shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.
If we are or become a PFIC, certain elections may be available that would result in alternative treatments of the shares. U.S. Holders should consult their own tax advisers to determine whether any of these elections would be available if we are or become a PFIC and, if so, what the consequences of the alternative treatments would be in their particular circumstances.
A U.S. Holder that owns an equity interest in a PFIC generally must file IRS Form 8621 and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which a U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.
Prospective investors should consult their own tax advisers regarding the potential application of the tax consequences that would arise if we are or become treated as a PFIC.
Foreign Financial Asset Reporting.
Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year, or U.S.$75,000 at any time during the taxable year, are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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Backup Withholding and Information Reporting
Dividends paid to, and proceeds from a sale or other disposition by, a U.S. Holder in respect of the shares generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.
A holder that is not a United States person (as defined in the Code) may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
Material Argentine Tax Considerations
The following discussion of material Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this prospectus, and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date, which change could apply retroactively and could affect the continued validity of this summary. This summary relates to matters of Argentine tax law and includes the modifications under the mentioned regulations, nevertheless, please note it does not include all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules.
This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this prospectus will agree with this interpretation. In this regard, it is important to highlight that, despite the issuance of the aforementioned regulations, further rules and clarifications may be issued in the near future. As of the date of this prospectus, it remains uncertain how the recent modifications incorporated to the Argentine tax regime will be applied and/or construed by the tax authorities of Argentina. Holders are encouraged to consult their tax advisors regarding the tax treatment of our Class A shares and ADSs as it relates to their particular situation.
Income Tax
Taxation on Dividends
According to the Argentine Income Tax Law (“ITL”), taxation applicable on the distribution of dividends from Argentine companies would be as follows:
(i)Dividends originated in profits obtained during tax periods beginning up to December 31, 2017, whether disbursed in cash, property or other equity securities: no Argentine income tax withholding would apply on dividend distributions except for the application of the “Equalization Tax.” The Equalization Tax is applicable when the dividends distributed are higher than the “net accumulated taxable income” of the immediate previous fiscal period from when the distribution is made. To determine the “net accumulated taxable income” from the income calculated by the ITL, the income tax paid in the same fiscal period should be subtracted and the local dividends received in the previous fiscal period should be added to such income. The Equalization Tax would be imposed as a 35% withholding tax on the shareholder receiving the dividend. Dividend distributions made in property (other than cash) would be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares (acciones liberadas) are not subject to Equalization Tax.
(ii)Dividends on Argentine shares originated in profits obtained during fiscal years initiated on or after January 1, 2018, and paid to Argentine resident individuals and/or non-Argentine residents would be subject to a 7% income tax withholding on the amount of such dividends (“Dividend Tax”). However, if dividends are distributed to “Argentine Entities” (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and

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individuals carrying on certain commercial activities in Argentina) no Dividend Tax should apply. Equalization Tax is not applicable.
For Argentine individuals and undivided estates not registered before the Argentine tax authorities as taxpayers for income tax purposes, as well as for non-Argentine residents, the Dividend Tax withholding will be considered a final payment.
The ITL provides a first in-first out rule pursuant to which distributed dividends correspond to the former accumulated profits of the distributing company.
Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from profit distributions made on Class B shares and ADSs.
Capital Gains Tax
According to income tax regulations, the results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax (unless an exemption applies), regardless of the type of beneficiary who realizes the gain.
Argentine Entities
Capital gains obtained by Argentine Entities derived from the sale, exchange or other disposition of shares in Argentine entities are subject to income tax on the net income at a progressive tax rate system (set from 25% to 35% depending on the net accumulated taxable income). The applicable scales for fiscal periods commencing on or after January 1, 2025, are as follows: (i) net taxable income accumulated up to Ps.101,679,575.26 will be subject to a rate of 25%; (ii) net taxable income accumulated over Ps.101,679,575.26 up to Ps.1,016,795,752.62 will incur a payment of Ps.25,419,893.82 plus 30% on the excess over Ps.101,679,575.26; and (iii) net taxable income accumulated over Ps.1,016,795,752.62 will be subject to a payment of Ps.299,954,747.02 plus 35% on the excess over Ps.1,016,795,752.62. The amounts stated above are annually updated based on an inflation index.
Losses arising from the sale of shares can only be offset against income derived from the same type and source of operations, for a five-year carry over period.
Argentine Resident Individuals And Undivided Estates Located In Argentina
Income obtained by Argentine resident individuals and undivided estates located in Argentina from the sale of shares and other securities are exempt from capital gains tax in the following cases: (i) shares placed through a CNV- authorized public offering; and/or (ii) shares traded on CNV- authorized stock markets with segments ensuring priority of price-time and interference of offers; and/or (iii) the sale, exchange or other disposition of shares through CNV-authorized tender offer regimes and/or share exchanges. The ADSs (if applicable) would not qualify for such exemption, as they would not meet the conditions set forth above.
In addition, since tax period 2020, in the case of securities under the provisions of Section 98 of the ITL, not included in the first paragraph of Section 26 subsection u) of the ITL, Argentine resident individuals and undivided estates located in Argentina are exempt from capital gains tax derived from their sale, exchange, or disposal to the extent said securities are listed on stock exchanges or securities markets authorized by the CNV, without being applicable the provisions of Section 109 of the ITL. In this sense, Section 109 of the ITL provides that the total or partial exemptions established or that will be established in the future by special laws regarding securities, issued by the national, provincial, or municipal States or the City of Buenos Aires, will not have effects on income tax for Argentine resident individuals and undivided estates located in Argentina. ADSs would not qualify for the exemption applicable to Argentine resident individuals since the referred conditions would not apply.
If the exemptions do not apply, the income derived by Argentine resident individuals and undivided estates located in Argentina from the sale, exchange or other disposition of ADSs (and shares, if applicable) is subject to income capital gains tax at a 15% rate on net income calculated in Argentine currency. The acquisition cost may be updated pursuant to the IPC inflationary index rate to the extent the equity participation was acquired after January 1, 2018. Losses arising from the sale of non-exempt Argentine shares can only be offset by Argentine individuals

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and undivided estates located in Argentina against income derived from operations of the same source and type (understanding by “type” the different concepts of income included under each article of Chapter II, Title IV of the ITL), for a five-year carryover period.
If Argentine resident individuals and undivided estates located in Argentina perform a conversion procedure of securities representing shares, that do not meet the exemption requirements stated in the conditions mentioned in points (i), (ii) and (iii) of the paragraph above, with the intention to hold instead the underlying shares that do comply with said requirements, such conversion would be considered a taxable transfer of the securities representing shares for which the fair market value by the time the conversion takes place should be considered. The same tax treatment will apply if the conversion process involves shares that do not meet the exemption requirements stated above that are converted into securities representing shares to which the exemption is applicable.
Once the underlying shares or securities representing shares are converted, the results obtained from the sale, exchange, swap or any other disposition thereof would be exempt from income tax provided that the conditions mentioned in points (i), (ii) and (iii) of the paragraph above are satisfied.
In light of amendments introduced by Law No. 27,541, it could also be construed that a capital gains exemption could also apply for Argentine resident individuals and undivided estates located in Argentina if the securities involved in the conversion process are listed on stock exchanges or securities markets authorized by the CNV (although the matter is not free from doubt and further clarifications should be issued).
Foreign Beneficiaries
Income derived from the sale of ADSs or Class B shares is deemed as Argentine source income and, thus, non-Argentine resident individuals or legal entities (“Foreign Beneficiaries”) that obtain such kind of income may be subject to IT.
In the case of the sale of Class B shares, Foreign Beneficiaries are exempt from IT in the following cases: (i) when the shares are placed through a public offering authorized by the CNV; and/or (ii) when the shares are traded on CNV- authorized stock markets, under segments that ensure priority of price- time and interference of offers; and/or (iii) when the sale, exchange or other disposition of shares is made through a tender offer regime and/or exchange of shares authorized by the CNV. The applicable exemption on the sale of Argentine shares will proceed as long as the Foreign Beneficiary does not reside in, nor do the funds originate from, “non-cooperative jurisdictions” (as defined below) and in accordance with Section 90 of the Regulatory Decree of the ITL.
In the case of the sale of ADSs, Foreign Beneficiaries that are not resident in, nor do their invested funds originated from, non-cooperative jurisdictions are exempt from income tax derived from the sale of such ADSs.
In case the exemption is not applicable, and the Foreign Beneficiaries are not resident in, nor are their invested funds originated from, non-cooperative jurisdictions, the gain derived from the disposition of the Class B shares or ADSs would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price.
For Foreign Beneficiaries resident in, or whose funds come from, jurisdictions considered as non-cooperative for purposes of fiscal transparency, the tax rate applicable to the sales of the Class B shares and/or ADSs is assessed at 35% rate applicable on a presumed net gain basis set at 90%.
Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of Class B shares and ADSs and whether any different treatment under a treaty to avoid double taxation could apply.
Tax Treaties
Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, Turkey, the UK, United Arab Emirates and Uruguay. There is currently no tax treaty for the avoidance of double taxation in effect between Argentina and the United States. The treaties signed with

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China and Turkey became effective as from January 1, 2025. The treaties signed with Japan, Luxembourg, and Austria are not yet in force. Since January 2021 an international administrative agreement for the exchange of information between ARCA and the IRS has been in force.
Recently, Argentine Law No. 27,788 approved the “Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting,” signed within the framework of the Organization for Economic Cooperation and Development. Once in force, it could modify the terms of the double taxation treaties (CDIs) entered into by Argentina with 17 jurisdictions.
It is not clear when, if ever, a treaty and/or multilateral instrument with the United States will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class B shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties if certain conditions are met.
Holders are encouraged to consult a tax advisor as to the potential application of the provisions of a treaty in their specific circumstances.
Personal Assets Tax
Argentine entities must pay the personal assets tax corresponding to Argentine and foreign resident individuals and foreign resident entities for the holding of company shares by December 31 of each year. For tax period 2019, inclusive, and onwards the applicable tax rate is 0.50% and is levied on the proportional net worth value (valor patrimonial proporcional) by December 31st of each year, of the shares arising from the last balance sheet. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine resident individuals and/or foreign resident shareholders. The Argentine company may seek this reimbursement of Personal Assets Tax by setting off the applicable tax against any amount due to its shareholders or in any other way or, under certain circumstances, waive its right under Argentine law to seek reimbursement from the shareholders.
Holders are encouraged to consult a tax advisor as to the particular Argentine personal assets tax consequences derived from the holding of Class B shares and ADSs.
Value Added Tax
The sale, exchange or other disposition of our Class B shares or ADSs and the distribution of dividends are exempted from the value added tax.
Tax On Debits and Credits on Argentine Bank Accounts
All credits and debits originated in bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. The applicable rate of tax on debits and credits on Argentine bank accounts (the “TDC”) is doubled for certain cash withdrawals made by certain Argentine legal entities.
Owners of bank accounts subject to the general 0.6% rate, as well as those subject to the 1.2% rate, may consider 33% of all tax paid as a credit against specific taxes. Such amounts can be utilized as a credit for income tax or for the special contributions on cooperatives capital. The remaining amount is deductible for income tax purposes. If lower rates were applied, the available credit would be reduced to 20%. Additionally, 100% of the tax paid may be considered as credit against income tax by entities that are characterized as “micro” and “small” and 60% of the tax paid may be considered as credit against income tax by those entities related to the manufacturing industry that are characterized as “medium- stage 1-” by means of section 1 of Law No. 25,300 and its complementary ones.
TDC has certain exemptions. Debits and credits in special checking accounts (created under Communication “A” 3250 of the Argentine Central Bank) are exempted from this tax if the accounts are held by foreign legal entities

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and if they are exclusively used for financial investments in Argentina. For certain exemptions and/or tax rate reductions to apply, bank accounts must be registered with the Tax Authority (ARCA-DGI) in accordance with General Resolution (ARCA) No.3900/2016.
Whenever financial institutions governed by Law No. 21,526 make payments acting in their own name and behalf, the application of this tax is restricted to certain specific transactions. Such specific transactions include, among others, dividends or profits distributions.
TDC exemptions foreseen in Decree No. 380/2001 and other regulations of the same nature shall not be applicable in those cases where cash payments are related to the purchase, sale, exchange, intermediation and/or any other type of operation on crypto assets, cryptocurrencies, digital currencies or similar instruments, in the terms defined by the applicable rules.
By means of Law 27,702 (B.O. 11/30/2022), the validity of the Income Tax, Personal Assets Tax and TDC were extended until December 31, 2027.
Gross Turnover Tax
This tax is a local tax, which is also levied in the City of Buenos Aires, applicable to gross revenues resulting from the regular and onerous exercise of commerce, industry, profession, business, services or any other onerous activity conducted on a regular basis within the respective Argentine jurisdiction. Each of the Provinces and the City of Buenos Aires apply different tax rates depending on the type of activity.
In addition, gross turnover tax could be applicable on the transfer of Class B shares or ADSs and on the perception of dividends to the extent, such activity is conducted on a regular basis within an Argentine Province or within the City of Buenos Aires. Under the Tax Code of the City of Buenos Aires, any transaction with shares as well as the perception of dividends are exempt from gross turnover tax.
Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular gross turnover tax consequences of holding and disposing of Class B shares and ADSs in the involved jurisdictions.
Regimes for the Collection of Provincial Tax Revenues on the Amounts Credited to Bank Accounts
Different tax authorities (i.e., City of Buenos Aires, Corrientes, Córdoba, Tucumán, Province of Buenos Aires and Salta, among others) have established collection regimes for gross turnover tax purposes applicable to those credits verified in accounts opened at financial entities, of any type and/or nature and including all branch offices, irrespective of territorial location. These regimes apply to those taxpayers included in the lists provided monthly by the tax authorities of each jurisdiction. The applicable rates may vary depending on the jurisdiction involved. Collections made under these regimes shall be considered as a payment on account of the gross turnover tax. Note that certain jurisdictions have excluded the application of these regimes on certain financial transactions. Holders of Class B shares and ADSs shall corroborate the existence of any exclusions to these regimes in accordance with the jurisdiction involved.
Stamp Tax
Stamp tax is a local tax, which is also levied in the City of Buenos Aires, applicable to the execution of onerous transactions within an Argentine provincial jurisdiction or the City of Buenos Aires or outside an Argentine provincial jurisdiction or the City of Buenos Aires but with effects in such jurisdiction. In the City of Buenos Aires, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax to the extent their placement is made within a 180-days term counting as from when such authorization is granted.
Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the particular stamp tax consequences arising in the involved jurisdictions.
Prospective investors should consider the tax consequences in force in the above-mentioned jurisdictions at the time the concerned document is executed and/or becomes effective.

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Other Taxes
There are no federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class B shares or ADSs. At the provincial level, the Province of Buenos Aires imposes a tax on free transmission of assets, including inheritance, legacies, donations, etc. For tax period 2025, any gratuitous transfer of property lower than or equal to Ps.2,038,752 is exempt. This amount is increased to Ps.8,488,486 in the case of transfers among parents, sons, daughters and spouses. The amount to be taxed, which includes a fixed component and a variable component that is based on differential rates (which range from 1.6026% to 9.5131%), varies according to the property value to be transferred and the degree of kinship of the parties involved. Free transmission of Class B shares or ADSs could be subject to this tax. Holders of Class B shares and ADSs are encouraged to consult a tax advisor as to the tax consequences arising in the involved jurisdictions.
Court Tax
In the event that it becomes necessary to institute enforcement proceedings in relation to our Class B shares and ADSs in the federal courts of Argentina or the courts sitting in the City of Buenos Aires, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before such courts. Certain court and other taxes could be imposed on the amount of any claim brought before the Province courts.
Incoming Funds Arising from Non-Cooperative or Low or Nil Tax Jurisdictions
According to Section 82 of the Law No. 27,430, for fiscal purposes, any reference to “low tax or no tax countries” or “non-cooperative countries” should be understood to be “non-cooperative jurisdictions or low or nil tax jurisdictions,” as defined in Section 19 and Section 20 of the ITL.
As defined under Section 19 of the ITL, “non-cooperative jurisdictions” are those countries or jurisdictions that do not have an agreement in force with the Argentine government for the exchange of information on tax matters or a treaty to avoid international double taxation with a broad clause for the exchange of information. Likewise, those countries that, having an agreement of this type in force, do not effectively comply with the exchange of information will also be considered as non-cooperative. The aforementioned treaties and agreements must comply with international standards of transparency and exchange of information on fiscal matters to which the Republic of Argentina has committed. The Argentine executive branch published a list of the non-cooperative jurisdictions based on the criteria above. In this sense, Section 24 of the RD ITL lists the jurisdictions that should be considered as “non-cooperative” under the disposition of Section 19 of the ITL.
In turn, “low or nil tax jurisdictions” are defined as those countries, domains, jurisdictions, territories, associated states or special tax regimes in which the maximum corporate income tax rate is lower than 60% of the minimum corporate income tax rate established in the first paragraph of Section 73 of the ITL. In light of Section 25 of the RD ITL, for purposes of determining the taxation level referred to in Article 20 of the ITL, the aggregate corporate tax rate in each jurisdiction, regardless of the governmental level in which the taxes were levied must be considered. In turn, “special tax regime” is understood as any regulation or specific framework that departs from the general corporate tax regime applicable in said country and results in an effective rate below that stated under the general regime.
According to the legal presumption under Section 18.2 of Law No. 11,683, as amended, incoming funds from non-cooperative or low or nil jurisdictions could be deemed unjustified net worth increases for the Argentine party, no matter the nature of the operation involved. Unjustified net worth increases are subject to the following taxes:
•income tax would be assessed at 110% of the amount of funds transferred.
•VAT and Excise Tax (if any) would be assessed at 110% of the amount of funds transferred.
Although the concept of “incoming funds” is not clear, it should be construed as any transfer of funds:
(i)from an account in a non-cooperative/low or nil tax jurisdiction or from a bank account opened outside of a non-cooperative or low or nil tax jurisdiction but owned by an entity located in a non-cooperative or low or nil tax jurisdiction;

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(ii)to a bank account located in Argentina or to a bank account opened outside Argentina but owned by an Argentine party.
The Argentine party may rebut such legal presumption by duly evidencing before the Argentine tax authority that the funds arise from activities effectively performed by the Argentine party or by a third party in such jurisdiction, or that such funds have been previously declared.
THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF SHARES OR ADSs. HOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING IN EACH PARTICULAR CASE.

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UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the international underwriters named below, for whom Morgan Stanley & Co. LLC, BofA Securities, Inc. and Banco BTG Pactual S.A.- Cayman Branch are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of Class B shares, which may (at the option of the international underwriters) be represented by ADSs indicated below:

Name	Number of Class B shares
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Banco BTG Pactual S.A.- Cayman Branch
UBS Securities LLC
Latin Securities S.A. Agente de Valores
Total:
Banco BTG Pactual S.A. – Cayman Branch is not a broker-dealer registered with the SEC, and therefore may not make sales of any Class B shares or ADSs in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent Banco BTG Pactual S.A. – Cayman Branch intends to sell Class B shares or ADSs in the United States, it will do so only through BTG Pactual US Capital, LLC or one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. law.
Latin Securities S.A. Agente de Valores is not a broker-dealer registered with the SEC, and therefore may not make sales of any Class B shares or ADSs in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Latin Securities S.A. Agente de Valores intends to sell Class B shares or ADSs in the United States, it will do so only through one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. law.
With respect to the Argentine offering, subject to the terms and conditions set forth in the Argentine placement agreement to be dated on or around the date of this prospectus with                      , as Argentine placement agents, each Argentine placement agent shall carry out its best efforts to offer Class B shares in Argentina, but has not undertaken any underwriting commitments in connection with the Argentine offering. A prospectus in Spanish pursuant to Argentine law has been prepared, published as of the date of this prospectus with the CNV, and will be used in connection with the Argentine offering.
The international underwriters and Argentine placement agents have entered into an agreement among themselves dated the date of this prospectus setting out certain mechanics of the global offering.
We, the Argentine placement agents and the international underwriters reserve the right to reject any subscription of our Class B shares and the ADSs if any of us, the Argentine placement agents or the international underwriters considers all applicable laws and regulations related to anti-money laundering, including the provisions set forth by the Anti-Money Laundering Law, as amended and supplemented by other rules and regulations, including regulations issued by the UIF, the Central Bank, the CNV and other regulatory entities, have not been complied with to our satisfaction, or the satisfaction of the Argentine placement agents or the international underwriters. Any such decision to reject any subscription on these grounds will take into consideration the fair treatment among all investors.
The international underwriters are offering the Class B shares, which may (at the option of the international underwriters) be represented by ADSs, subject to their acceptance of the Class B shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several international underwriters to pay for and accept delivery of the Class B shares, which may (at the option of the international underwriters) be represented by ADSs, offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The international underwriters are obligated to take and pay for all of the Class B shares offered by this prospectus if any such Class B shares are taken. However, the international underwriters are not

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
required to take or pay for the Class B shares covered by the underwriters’ over-allotment option to purchase additional Class B shares, which may (at the option of the international underwriters) be represented by ADSs, described below.
The international underwriters initially propose to offer part of the Class B shares, which may (at the option of the international underwriters) be represented by ADSs, directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of U.S.$         per Class B share (equivalent to U.S.$         per ADS) under the public offering price. After the global offering, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the international underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional Class B shares, which may (at the option of the international underwriters) be represented by ADSs, at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The international underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class B shares offered by this prospectus. To the extent the option is exercised, each international underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class B shares, which may (at the option of the international underwriters) be represented by ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class B shares, which may (at the option of the international underwriters) be represented by ADSs listed next to the names of all underwriters in the preceding table.
The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the international underwriters’ option to purchase up to an additional               Class B shares.

Total
	Per ADS	No Exercise	Full Exercise
Initial public offering price	U.S.$	U.S.$	U.S.$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us	U.S.$	U.S.$	U.S.$
The estimated global offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately U.S.$        . We have agreed to reimburse the international underwriters for expense relating to clearance of the global offering with the Financial Industry Regulatory Authority up to U.S.$        .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Class B shares, which may (at the option of the international underwriters) be represented by ADSs, offered by them.
We expect our Class B shares to be approved for listing on the BYMA under the symbol “GENN”, and the ADSs to be approved for listing on NYSE under the symbol “GENN.” This offering is contingent upon receiving authorization to list our Class B shares on the BYMA and to list the ADSs on NYSE.
We, the selling shareholders, our officers and directors and shareholders representing       % of our common shares (the “lock-up parties”) have agreed that, without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc., Banco BTG Pactual S.A.- Cayman Branch, UBS Securities LLC and Latin Securities S.A. Agente de Valores on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):
•offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, ADSs or any securities convertible into or exercisable or exchangeable for shares of common stock or ADSs;

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•file any registration statement with the SEC relating to the offering of any shares of common stock, ADSs or any securities convertible into or exercisable or exchangeable for shares, common stock or ADS; or
•enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock or ADSs.
•whether any such transaction described above is to be settled by delivery of common stock, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC, BofA Securities, Inc., Banco BTG Pactual S.A.- Cayman Branch, UBS Securities LLC and Latin Securities S.A. Agente de Valores on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock, ADSs or any security convertible into or exercisable or exchangeable for shares of common stock or ADSs.
The restrictions described in the immediately preceding paragraph to do not apply to:
•the sale of Class B shares to the Argentine placement agents and the Sale of Class B shares represented by ADSs, to the international underwriters; or
•the issuance by the Company of shares of common stock or securities convertible into or exercisable for common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;
•grants of stock options, stock awards, restricted stock, or other equity awards and the issuance of common shares or securities convertible into or exercisable or exchangeable for common shares (whether upon the exercise of stock options or otherwise) to our employees, officers and directors pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or
•our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
The representatives, in their sole discretion, may release the Class B shares or the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.
In addition to the lock-up agreement, BYMA Regulations require that all of the shareholders of the Company commit, for a period of 180 days, not to dispose of their shares.
In order to facilitate the global offering of the Class B shares, which may (at the option of the international underwriters) be represented by ADSs, the international underwriters and the Argentine placement agents may engage in transactions that stabilize, maintain or otherwise affect the price of the Class B shares and the ADSs. Specifically, the international underwriters may sell more Class B shares or ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is considered a “covered” short sale if the short position is no greater than the number of Class B shares or the ADSs available for purchase by the international underwriters under the over-allotment option. The international underwriters can close out a covered short sale by exercising the over-allotment option or purchasing Class B shares and the ADSs in the open market. In determining the source of Class B shares and the ADSs to close out a covered short sale, the international underwriters will consider, among other things, the open market price of Class B shares and the ADSs compared to the price available under the over-allotment option. The international underwriters may also sell Class B shares and the ADSs in excess of the over-allotment option, creating a naked short position. The international underwriters must close out any naked short position by purchasing Class B shares or ADSs shares in the open market. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating the global offering, the international underwriters may bid for, and purchase, Class B shares and the ADSs in the open market to stabilize the price of the

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Class B shares and the ADSs. These activities may raise or maintain the market price of the Class B shares and the ADSs above independent market levels or prevent or retard a decline in the market price of the Class B shares and the ADSs. The international underwriters are not required to engage in these activities and may end any of these activities at any time. In connection with the Argentine offering, the Argentine placement agents may engage in stabilizing transactions, in accordance with the CNV Regulations and other applicable regulations.
We have agreed to indemnify the international underwriters; the Argentine placement agents and each of their directors and officers and any person who controls such international underwriter or such Argentine placement agent against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more international underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Class B shares or the ADSs to international underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to international underwriters that may make Internet distributions on the same basis as other allocations.
The international underwriters, the Argentine placement agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the international underwriters and the Argentine placement agents and their respective affiliates have, from time to time, performed, currently perform and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the international underwriters, the Argentine placement agents and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The international underwriters, the Argentine placement agents and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Banco BTG Pactual S.A. – Cayman Branch is not a broker-dealer registered with the U.S. Securities and Exchange Commission, or SEC, and therefore may not make sales of any Class B shares or ADSs in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Banco BTG Pactual S.A.– Cayman Branch intends to sell the Class B shares or ADSs in the United States, it will do so only through BTG Pactual US Capital, LLC or one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. law.
Pricing of the Offering
Prior to this global offering, there has been no public market for our Class B shares or ADSs. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no Class B shares or ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the

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publication of a prospectus in relation to the Class B shares or ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the Class B shares or ADSs may be offered to the public in that Relevant State at any time:
(a)to any qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than “qualified investors” as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the global coordinators for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the Class B shares or ADSs shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation and each person who initially acquires any Class B shares or ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Issuer that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.
In the case of any Class B shares or ADSs being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Class B shares or ADSs acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class B shares or ADSs to the public, other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the global coordinators has been obtained to each such proposed offer or resale.
The Issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the global coordinators of such fact in writing may, with the prior consent of the global coordinators, be permitted to acquire Class B shares or ADSs in the offering.
For the purposes of this provision, the expression “an offer to the public” in relation to the Class B shares or ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class B shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any Class B shares or ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
No Class B shares or ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom, except that the Class B shares or ADSs may be offered to the public in the United Kingdom at any time:
(a)where (i) the offer is conditional on the admission of the Class B shares or ADSs to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR); or (ii) the Class B shares or ADSs being offered are at the time of the offer already admitted to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);
(b)to any qualified investor as defined in paragraph 15 of Schedule 1 of the POATR;
(c)to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR, subject to obtaining the prior consent of the global coordinators for any such offer; or
(d)in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

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Each person who initially acquires any Class B shares or ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Issuer that it is a qualified investor within the meaning of paragraph 15 of Schedule 1 of the POATR.
In the case of any Class B shares or ADSs being offered to a financial intermediary as that term is used in paragraph 4 of regulation 7 of the POATR, each financial intermediary will also be deemed to have represented, warranted and agreed that the Class B shares or ADSs acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class B shares or ADSs to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the global coordinators has been obtained to each such proposed offer or resale.
The Issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a qualified investor and who has notified the global coordinators of such fact in writing may, with the prior consent of the global coordinators, be permitted to acquire Class B shares or ADSs in the offering.
For the purposes of this provision, the expression “an offer to the public” in relation to the Class B shares or ADSs in the United Kingdom means the communication to any person which presents sufficient information on: (a) the Class B shares or ADSs to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for any Class B shares or ADSs and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
Argentina
The Argentine public offering of the Class B shares has been authorized by the CNV pursuant to Resolution No.            , dated            , 2026.
The Class B shares may be offered directly to the public in Argentina only through the Argentine placement agents, which are authorized under the laws and regulations of Argentina to offer or sell securities to the public in Argentina. The offering of the Class B shares in Argentina will be made by a substantially similar prospectus in Spanish and in accordance with CNV regulations.
We, our controlling shareholder, any members of our board of directors and our executive officers have agreed with the underwriters and the local Argentine placement agents, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of or hedge our shares of capital stock or ADSs or securities convertible into or exercisable or exchangeable for shares of capital stock or ADSs during the 180-day period following the date of this prospectus.
Brazil
The offer and sale of Class B shares or ADSs have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. Class B shares and ADSs and will be authorized for trading on organized non-Brazilian securities markets and may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the Class B shares or the ADSs through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. Trading of these securities on regulated securities markets in Brazil is prohibited.
Canada
The Class B shares and the ADSs may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the

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Class B shares or the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain Provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s Province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s Province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the international underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Chile
The offer of Class B shares and ADSs is subject to CMF Rule 336. The Class B shares and ADSs being offered will not be registered under the Chilean Securities Market Law in the Securities Registry (Registro de Valores) or in the Foreign Securities Registry (Registro de Valores Extranjeros) of the CMF and, therefore, the Class B shares and ADSs are not subject to the supervision of the CMF. As unregistered securities, we are not required to disclose public information about the Class B shares in Chile. Accordingly, the Class B shares and ADSs cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding securities registry. The Class B shares and ADSs may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with CMF Rule 336. Pursuant to CMF Rule 336, the Class B shares and ADSs may be privately offered in Chile to certain “qualified investors” identified as such therein (which in turn are further described in Rule No. 216, dated June 12, 2008 and in Rule No. 410, dated July 27, 2016, both issued by the CMF).
LA OFERTA DE LAS ACCIONES Y ADS SE ACOGE A LA NORMA DE CARÁCTER GENERAL No. 336 DE LA CMF. LAS ACCIONES Y ADS QUE SE OFRECEN NO ESTÁN INSCRITOS BAJO LA LEY DE MERCADO DE VALORES EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA CMF, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA. POR TRATARSE DE VALORES NO INSCRITOS, NO EXISTE OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE ESTOS VALORES. LAS ACCIONES Y ADS NO PODRÁN SER OBJETO DE OFERTA PÚBLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE. LAS ACCIONES COMUNES CLASE A SOLO PODRÁN SER OFRECIDOS EN CHILE EN CIRCUNSTANCIAS QUE NO CONSTITUYAN UNA OFERTA PÚBLICA O CUMPLIENDO CON LO DISPUESTO EN LA NORMA DE CARÁCTER GENERAL No. 336 DE LA CMF. EN CONFORMIDAD CON LO DISPUESTO POR LA NORMA DE CARÁCTER GENERAL No. 336, LAS ACCIONES Y ADS PODRÁN SER OFRECIDOS PRIVADAMENTE A CIERTOS “INVERSIONISTAS CALIFICADOS,” IDENTIFICADOS COMO TAL EN DICHA NORMA (Y QUE A SU VEZ ESTÁN DESCRITOS EN LA NORMA DE CARÁCTER GENERAL No. 216 DE LA CMF DE FECHA 12 DE JUNIO DE 2008 Y EN LA NORMA DE CARÁCTER GENERAL No. 410 DE LA CMF DE FECHA 27 DE JULIO DE 2016).
Hong Kong
The Class B shares and ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”); (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Class B shares may be issued or may be in the possession of any person for the purpose of issue (in each case

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class B shares or ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Japan
The Class B shares and ADSs have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the “FIEA.” The Class B shares and ADSs may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the Class B shares and ADSs. The Class B shares and ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Class B shares and ADSs to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class B shares and ADSs constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the Class B shares and ADSs may be publicly distributed or otherwise made publicly available in Switzerland.

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EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Amount (U.S.$)
Expenses:
SEC registration fee
Listing fee
FINRA fee
Bolsas y Mercados Argentinos S.A. listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous costs
Total
All amounts in the table are estimates except the SEC registration fee, the BYMA listing fee, the NYSE listing fee and the FINRA filing fee. We will pay all of the expenses of this offering listed above.

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LEGAL MATTERS
Certain matters of U.S. federal and New York State law will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, and for the international underwriters by Simpson Thacher & Bartlett LLP. Certain matters of Argentine law will be passed upon for us by Bruchou & Funes de Rioja and for the international underwriters and the Argentine placement agents by Salaverri, Burgio & Wetzler Malbrán.
EXPERTS
The consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023 included in this prospectus, have been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as set forth in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The office of Deloitte & Co. S.A. is located at Carlos M. Della Paolera 261 4th floor, City of Buenos Aires, Argentina.

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ENFORCEABILITY OF CIVIL LIABILITIES
We are organized under the laws of Argentina. Substantially all of our directors and all of our officers, reside in Argentina. In addition, all or a substantial portion of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon such persons or to enforce judgments against us or them rendered in the United States or other non-Argentine courts.
In addition, an Argentine court will not order the attachment prior to execution and attachment in aid of execution on any property located in Argentina and determined by such courts to be essential for the provision of public services. The assets related to our power generation business are generally considered part of an activity of general interest (actividad de interés general) and therefore attachment thereon is not restricted as a matter of law. However, if an Argentine court were to make such a determination with respect to any of our assets, unless the Argentine government expressly grants a waiver, such assets would not be subject to attachment, execution or other legal process as long as the determination stands, and, as a result, the ability of our creditors to realize upon a judgment against such assets may be adversely affected.
We have been advised by our Argentine counsel, Bruchou & Funes de Rioja, that there is doubt as to whether the courts of Argentina would enforce in all respects, to the same extent and in as timely a manner as a U.S. or other non-Argentine court, an original action predicated solely upon the civil liability provisions of the U.S. federal securities laws or other non-Argentine securities laws; and that the enforceability in Argentine courts of judgments of U.S. or other non-Argentine courts predicated upon the civil liability provisions of the U.S. federal securities laws or other non-Argentine securities laws will be subject to compliance with certain requirements under Argentine law, including that any such judgment does not violate Argentine public policy (orden público).
Our Argentine counsel has also advised us that judgments of United States courts for civil liabilities based upon the U.S. federal securities laws may be enforced in Argentina, provided that the requirements of Article 517 of the Argentine Civil and Commercial Procedure Code of Argentina (if enforcement is sought before federal courts) are met as follows: (i) the judgment, which must be final in the jurisdiction where rendered, was issued by a competent court in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property if such property was transferred to Argentine territory during or after the prosecution of the foreign action, (ii) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action, (iii) the judgment must be valid in the jurisdiction where rendered and meet authenticity requirements under Argentine law, (iv) the judgment does not violate the principles of public policy of Argentine law, and (v) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court.
Subject to compliance with Article 517 of the Argentine Civil and Commercial Procedure Code described above, a judgment against us or the persons described above obtained outside Argentina would be enforceable in Argentina without reconsideration of the merits.
We have been further advised by our Argentine counsel that:
•original actions based on the U.S. federal securities laws may be brought in Argentine courts and that, subject to applicable law, Argentine courts may enforce liabilities in such actions against us, our directors, our officers and the experts named in this prospectus; and
•the ability of a creditor or other persons to satisfy a judgment by attaching certain assets of ours is limited by provisions of Argentine law.

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WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.
Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholder are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC within four months after the end of each fiscal year (which is currently four months from December 31, the end of our fiscal year), or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements, which will be examined and reported on with an opinion expressed by an independent public accounting firm.
As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, U.S. domestic reporting companies.
We also maintain an investor website at www.genneia.com.ar. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into the prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our Class B shares, including the ADSs.
We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.
You may request a copy of our SEC filings, at no cost, by contacting us at the number or address specified below.
Nicolás Repetto 3676, 3rd Floor
Olivos (1636), Provincia de Buenos Aires
Argentina
+54 (11) 6090-3200

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INDEX TO THE FINANCIAL STATEMENTS
Audited Consolidated Financial Statements

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Deloitte & Co. S.A.
Della Paolera 261, 4th floor
C1001ADA
Ciudad Autónoma
de Buenos Aires
Argentina

Phone: (+54-11) 4320-2700
www.deloitte.com/ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of GENNEIA S.A.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of GENNEIA S.A. (an Argentine Corporation) and subsidiaries (the “Company”) as of December 31, 2025, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements").
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Co. S.A.
Buenos Aires City, Argentina
March 13, 2026
We have served as the Company's auditor since 2003
Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (“DTTL”), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see https://www2.deloitte.com/ar/conozcanos to learn more.
Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom

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GENNEIA S.A.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE (LOSS) INCOME FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Amounts stated in thousands of United States dollars, except for per share amounts stated in United States dollars - Note 2.1)

	2025	2024	2023

Revenues (Note 5.n)	361,326	311,104	285,354
Cost of sales (Note 5.o)	(140,903)	(114,531)	(95,605)
Gross profit	220,423	196,573	189,749

Selling expenses (Note 5.p)	(3,943)	(3,287)	(2,956)
Administrative expenses (Note 5.p)	(31,570)	(27,300)	(24,943)
Other (expenses) income, net (Note 5.q)	(17,186)	3,190	(3,713)
Impairment losses on financial assets (Note 10)	—	(5,161)	—
(Loss) income from joint ventures	(701)	(3,476)	2,136

Finance income	6,468	15,210	24,122
Finance expense	(93,788)	(58,820)	(55,738)
Other finance income (expense), net	58,824	54,498	(45,744)
Finance (expense) income, net (Note 5.r)	(28,496)	10,888	(77,360)
Profit before income tax	138,527	171,427	82,913
Income tax (Note 5.s)	(43,989)	(125,275)	(11,497)
Net profit for the year	94,538	46,152	71,416

Other comprehensive (loss) income
Items that may subsequently be reclassified to profit or loss
Foreign exchange differences on translation of foreign operations (1)	(1,227)	10,194	(8,666)
Total other comprehensive (loss) income	(1,227)	10,194	(8,666)
Total comprehensive income for the year	93,311	56,346	62,750

Earnings per share (basic and diluted, stated in United States dollars) (Note 3.18):	0.92	0.45	0.69
______________
(1)There is no income tax effect on these items.
See accompanying notes to the consolidated financial statements.

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GENNEIA S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2025, 2024 AND 2023
(Amounts stated in thousands of United States dollars - Note 2.1)

	December 31, 2025	December 31, 2024	December 31, 2023
Current Assets
Cash and cash equivalents (Note 5.a)	326,509	115,964	109,587
Investments in financial assets (Note 5.b.1)	77,632	94,693	38,349
Trade receivables (Note 5.c)	81,598	70,403	61,390
Other receivables (Note 5.d)	17,198	16,243	16,296
Inventories (Note 5.e)	4,595	3,576	2,288
Total current assets	507,532	300,879	227,910
Non-current assets
Other receivables (Note 5.d)	38,628	53,565	33,994
Interest in joint ventures (Note 5.b.2)	27,741	28,441	53,339
Inventories (Note 5.e)	12,177	10,859	8,944
Property, plant and equipment (Note 5.f)	1,697,854	1,454,747	1,234,686
Intangible assets (Note 5.g)	6,885	10,572	14,260
Total non-current assets	1,783,285	1,558,184	1,345,223
Total assets	2,290,817	1,859,063	1,573,133
Current liabilities
Trade payables (Note 5.h)	204,532	174,661	117,106
Financial debt (Note 5.i)	203,279	144,637	154,651
Salaries and social security payable	13,686	11,754	8,886
Taxes payable (Note 5.j)	2,064	2,734	1,882
Income tax payable (Note 5.k)	193,026	182,976	9,917
Other liabilities (Note 5.l)	8,076	9,852	17,437
Provisions (Note 5.m)	275	845	428
Total current liabilities	624,938	527,459	310,307
Non-current liabilities
Financial debt (Note 5.i)	966,242	729,839	671,603
Other liabilities (Note 5.l)	8,469	6,735	4,216
Deferred income tax liability, net (Note 5.s)	168,300	165,473	213,796
Total non-current liabilities	1,143,011	902,047	889,615
Total liabilities	1,767,949	1,429,506	1,199,922
Shareholders’ equity
Capital stock (Note 9)	19,491	19,491	19,491
Share premium	276,029	276,029	276,029
Capital contributions	5,323	5,323	5,323
Legal reserve	1,226	1,226	1,226
Voluntary reserve	118,520	77,038	35,292
Accumulated other comprehensive (loss) income	5,641	6,868	(3,326)
Retained earnings	96,638	43,582	39,176
Total shareholders’ equity	522,868	429,557	373,211
Total liabilities and shareholders’ equity	2,290,817	1,859,063	1,573,133
See accompanying notes to the consolidated financial statements.

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GENNEIA S.A.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Amounts stated in thousands of United States dollars - Note 2.1)

	Shareholders’ contributions					Retained earnings
	Capital stock	Share premium	Subtotal	Capital contributions	Total	Legal Reserve	Voluntary Reserve	Accumulated other comprehensive income (loss) (1)	Retained earnings (losses)	Total

Balances as of January 1, 2023	19,491	276,029	295,520	5,323	300,843	1,221	—	5,340	3,057	310,461

Resolution of the Ordinary and Extraordinary Unanimous General Shareholders meeting of April 27, 2023
Constitution of legal reserve	—	—	—	—	—	5	—	—	(5)	—
Constitution of voluntary reserve	—	—	—	—	—	—	35,292	—	(35,292)	—
Net profit for the year	—	—	—	—	—	—	—	—	71,416	71,416
Other comprehensive loss for the year	—	—	—	—	—	—	—	(8,666)	—	(8,666)
Balances as of December 31, 2023	19,491	276,029	295,520	5,323	300,843	1,226	35,292	(3,326)	39,176	373,211

Resolution of the Ordinary and Extraordinary Unanimous General Shareholders meeting of April 25, 2024
Constitution of voluntary reserve	—	—	—	—	—	—	41,746	—	(41,746)	—
Net profit for the year	—	—	—	—	—	—	—	—	46,152	46,152
Other comprehensive income for the year	—	—	—	—	—	—	—	10,194	—	10,194

Balances as of December 31, 2024	19,491	276,029	295,520	5,323	300,843	1,226	77,038	6,868	43,582	429,557

Resolution of the Ordinary and Extraordinary Unanimous General Shareholders´ meeting of April 30, 2025
Constitution of voluntary reserve	—	—	—	—	—	—	41,482	—	(41,482)	—
Net profit for the year	—	—	—	—	—	—	—	—	94,538	94,538
Other comprehensive loss for the year	—	—	—	—	—	—	—	(1,227)	—	(1,227)

Balances as of December 31, 2025	19,491	276,029	295,520	5,323	300,843	1,226	118,520	5,641	96,638	522,868
__________________
(1)Corresponds to the effect of the translation of the financial statements of investments in companies with functional currencies other than the U.S. dollar.
See accompanying notes to the consolidated financial statements.

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CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Amounts stated in thousands of United States dollars - Note 2.1)

	2025	2024	2023
Cash flows from operating activities
Net profit for the year	94,538	46,152	71,416
Adjustments to reconcile net profit for the year to net cash flows provided by operating activities:
Depreciation and amortization (Note 5.p)	80,770	68,918	57,917
Income tax (Note 5.s)	43,989	125,275	11,497
Loss (income) from joint ventures (Note 5.b)	701	3,476	(2,136)
Net increase (decrease) in provisions (Note 5.m)	(570)	417	(963)
Interest expense recognized in profit or loss (Note 5.r)	89,099	51,342	51,853
Exchange differences and others	(53,950)	(45,346)	8,478
Loss from derecognition of property plant and equipment (Note 5.q)	16,771	18,245	—
Gain from sales of generation equipment (Note 5.q)	(1,649)	(20,843)	(1,678)
Changes in assets and liabilities:
Trade receivables - (increase) / decrease	(12,139)	(5,011)	1,409
Other receivables - decrease / (increase)	1,847	5,990	(7,431)
Inventories - (increase)	(3,181)	(3,203)	(2,528)
Trade payables - increase / (decrease)	1,236	(11,299)	6,827
Salaries and social security payable - (decrease) / increase	(2,938)	5,402	12,445
Taxes payable - (decrease) / increase	(10,223)	(1,099)	2,982
Other liabilities - increase / (decrease)	527	1,023	(1,726)
Net cash flows provided by operating activities	244,828	239,439	208,362

Cash flows from investing activities
Payments for property plant and equipment acquisitions	(285,064)	(210,406)	(202,716)
Loans collected from related parties	—	—	3,752
Payments for acquisition of investments in financial assets not considered cash and cash equivalents	(217,061)	(187,725)	(172,741)
Collections from sale/maturity of investments in financial assets not considered cash and cash equivalents	236,619	149,962	165,152
Proceeds from the sales of property, plant and equipment	2,854	31,450	3,305
Net cash flows used in investing activities	(262,652)	(216,719)	(203,248)

Cash flows from financing activities
Proceeds from issuance of corporate bonds, net of transaction costs (Note 8.2)	418,305	143,410	157,928
Payment of corporate bonds (Note 8.2)	(230,322)	(119,211)	(132,201)
Proceeds from loans, net of commissions (Note 8.2)	129,030	15,417	75,646
Payment of loans (Note 8.2)	(38,187)	(21,666)	(31,241)
Interest payments (Note 8.2)	(56,436)	(52,890)	(51,850)
Recovery of deposits in guarantees for loans received	—	4,299	1,866
Net increase in other liabilities with related companies	6,869	7,058	7,090
Bank overdraft, net (Note 8.2)	(6,823)	15,336	2,255
Proceeds from the sale of corporate bonds in portfolio	15,137	4,660	—
Payment of leases (Note 8.2)	(1,845)	(971)	(585)
Net cash flows provided by (used in) financing activities	235,728	(4,558)	28,908

Exchange differences on cash and cash equivalents	(7,359)	(11,785)	(41,790)

Increase (decrease) in cash and cash equivalents	210,545	6,377	(7,768)
Cash and cash equivalents at the beginning of the year	115,964	109,587	117,355
Cash and cash equivalents at the end of the year (Note 5.a)	326,509	115,964	109,587
See accompanying notes to the consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(Amounts stated in thousands of United States dollars, except where otherwise indicated - Note 2.1)
NOTE 1 - BUSINESS OF THE COMPANY
GENNEIA S.A. (“GENNEIA” or the “Company”) is a stock corporation (“sociedad anónima”) incorporated under the laws in force in Argentina, with its registered office at Nicolas Repetto 3676, 3rd Floor, Olivos, Province of Buenos Aires, Argentina.
The main activities of GENNEIA, its subsidiaries and joint ventures (hereinafter, the “Group”) comprise four reportable segments: (i) the electric power generation from wind renewable sources; (ii) the electric power generation from solar renewable sources; (iii) the electric power generation from conventional sources; and (iv) the trading on its own, on behalf of third parties or associated with third parties of natural gas and its transportation capacity.
The Company designs, develops, builds and operates a diverse portfolio of renewable (wind and solar) and conventional (thermal) power plants. As of December 31, 2025, GENNEIA and its subsidiaries had an installed capacity of 1,762 MW (767 MW of renewable energy from wind power sources, 632 MW of renewable energy from solar power sources and 363 MW of conventional energy). In addition, the installed capacity of the joint ventures amounts to 179 MW of renewable energy from wind power sources. The Company primarily derive its revenues from long-term U.S. dollar denominated PPAs (“power purchase agreements”), which provide stable and predictable cash flows.
NOTE 2 - BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS
2.1. Applied professional accounting standards
These consolidated financial statements of GENNEIA and its subsidiaries for the years ended December 31, 2025, 2024 and 2023 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements are presented in U.S. dollars (“US$”) which is the functional currency of the Company (Note 3.1).
2.2. Basis of preparation
The consolidated financial statements have been prepared under the historical cost basis, except for certain financial instruments that are measured at fair value at the end of each reporting period, as explained in the summary of significant accounting policies in Note 3. Historical cost is generally based on the fair value of the consideration given in exchange for assets.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.
The principal accounting policies are described in Note 3.
The Company has adopted all new standards and interpretations or amendments issued by the IASB that are relevant to its operations and that are applicable as of December 31, 2025, as described in Note 2.3.
The preparation of these consolidated financial statements is the responsibility of the Company's Management and requires accounting estimates and judgments of the management when applying financial standards. Areas of high complexity which require more judgments or those in which assumptions and estimations are more significant are detailed in Note 4.

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GENNEIA manages its capital to ensure its ability to continue as a going concern, managing investment projects, while maximizing the return to its shareholders through the optimization of debt and equity balance.
2.3. Basis of consolidation
The consolidated financial statements of GENNEIA incorporate the separate financial statements of the Company and its controlled entities. They are considered controlled when the Company (i) has power over the investee, (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) has the ability to use its power to affect its returns.
The financial statements as of December 31, 2025 have been used in the consolidation process and considering significant subsequent events and transactions and/or available management information and the transactions between GENNEIA and the controlled entity.
If necessary, financial statements of controlled entities are adjusted to adapt their accounting policies to those used by the Company.
Detailed below are the subsidiaries whose financial statements have been included in these consolidated financial statements:

	Main activity	Percentage of participation (direct and indirect)
		December 31, 2025	December 31, 2024	December 31, 2023
Subsidiaries:
Enersud Energy S.A.U.	Industrialization, separation and trading of propane and butane gas and/or liquefied gas and trading of natural gas and transportation for industrial or residential consumption.	100%	100%	100%
Ingentis II Esquel S.A.	Power generation and trading.	100%	100%	100%
Genneia Desarrollos S.A.	Production and development of renewable energies and its commercialization.	100%	100%	100%
Nor Aldyl San Lorenzo S.A.	Production and development of renewable energies and its commercialization, construction of gas pipelines and networks.	100%	100%	100%
Nor Aldyl Bragado S.A.	Production and development of renewable energies and its commercialization, construction of gas pipelines and networks.	100%	100%	100%
MyC Energía S.A.	Generation, production, development and trading of energy.	100%	100%	100%
Genneia Vientos Argentinos S.A.	Construction, financing, commissioning, operation and maintenance of a renewable sources power plant.	100%	100%	100%
Genneia Vientos Sudoeste S.A.	Construction, financing, commissioning, operation and maintenance of a renewable sources power plant	100%	100%	100%
Genneia Vientos del Sur S.A.	Construction, financing, commissioning, operation and maintenance of a renewable sources power plant	100%	100%	100%

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	Main activity	Percentage of participation (direct and indirect)
		December 31, 2025	December 31, 2024	December 31, 2023
Patagonia Wind Energy S.A.	Production and development of renewable energies and its commercialization.	100%	100%	100%
Parque Eólico Loma Blanca IV S.A.U.	Production and development of renewable energies and its commercialization.	100%	100%	100%
Genneia La Florida S.A.	Construction, financing, commissioning, operation and maintenance of a renewable sources power plant	100%	100%	100%
Ullum 1 Solar S.A.U.	Production and development of renewable energies and its commercialization.	100%	100%	100%
Ullum 2 Solar S.A.U.	Production and development of renewable energies and its commercialization.	100%	100%	100%
Ullum 3 Solar S.A.U.	Production and development of renewable energies and its commercialization.	100%	100%	100%
Sofeet International L.L.C.	Carry out any business that is accepted by the laws of the State of Delaware, United States.	100%	100%	100%
Since the Company has a 100% interest in its controlled entities, there is no information to disclose in relation to non-controlling interests.
2.4. Interest in joint ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.
The income (loss), assets, and liabilities of joint ventures are incorporated in these consolidated financial statements using the equity method of accounting.
Under the equity method, an investment in a joint venture is initially recognized in the statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the statement of profit or loss and other comprehensive (loss) income of the joint ventures.
Joint ventures have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related Company which have produced changes on the latter’s shareholders’ equity.
On each closing date or upon the existence of signs of impairment, it is determined whether there is any objective evidence of impairment in the value of the investment in joint ventures. If this is the case, Company calculates the amount of the impairment as the difference between the recoverable value of joint ventures and their book value and recognizes the difference under “Income (loss) from joint ventures” in the statement of profit or loss and other comprehensive (loss) income. The recorded value of interests in joint ventures does not exceed their recoverable value.

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2.5. Standards and interpretations issued
In the current year, the group has applied the following amendment to IFRS Accounting Standards issued by the IASB, which is mandatorily effective for an accounting period that begins on or after January 1, 2025. Its adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates titled Lack of Exchangeability
The group has adopted the amendments to IAS 21 for the first time in the current year.
The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

2.5.2. New standards, interpretations and amendments issued not yet adopted
At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments
Annual Improvements to IFRS Accounting Standards – Volume 11
Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial
Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial
Instruments, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows

Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity
IFRS 18	Presentation and Disclosures in Financial Statements
IFRS 19	Subsidiaries without Public Accountability: Disclosures
Amendments to IAS 21	Translation to a hyperinflationary presentation currency
•Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments
On May 30, 2024, the IASB issued amendments to the classification and measurement of financial instruments to address issues identified during the review of the subsequent implementation of the classification and measurement requirements of financial instruments. IFRS 9.
The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Board of Directors is required to evaluate the effects of the amendments and anticipates that they will be adopted in the financial statements of the Company for the fiscal year beginning on January 1, 2026. The amendments include:
•Derecognition of a financial liability settled through electronic transfer
The amendments permit an entity to deem a financial liability (or part of a financial liability) that is settled using an electronic payment system to be discharged (and derecognised) before the settlement date if specified criteria are met. If an entity elects to apply this accounting policy, it must do so for all settlements made through the same electronic payment system.
•Classification of financial assets
• Contractual terms that are consistent with a basic lending arrangement.
The amendments provide guidance on how an entity should assess whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. This is intended to assist an entity to apply the requirements

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for assessing contractual cash flow characteristics to financial assets with features linked to environmental, social and governance (ESG) concerns.
•Assets with non-recourse features.
The amendments enhance the description of the term ‘non-recourse’, in particular to specify that a financial asset has non-recourse features if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specified assets.
•Contractually linked instruments.
The amendments clarify the characteristics of contractually linked instruments that distinguish them from other transactions. Specifically, the amendments highlight that in such instruments a prioritisation of payments to the holders of financial assets using multiple contractually linked instruments (tranches) is established through a waterfall payment structure, resulting in concentrations of credit risk and a disproportionate allocation of losses between the holders of different tranches. The amendments also note that not all transactions with multiple debt instruments meet the criteria of transactions with multiple contractually linked instruments. In addition, the amendments clarify that the reference to instruments in the underlying pool can include financial instruments that are not within the scope of the classification requirements.
•Disclosures
•Investments in equity instruments designated at FVTOCI.
The requirements in IFRS 7 are amended to require an entity to disclose the fair value gain or loss presented in other comprehensive income during the period, showing separately the fair value gain or loss that relates to investments derecognised in the period and the fair value gain or loss that relates to investments held at the end of the period.
•Contractual terms that could change the timing or amount of contractual cash flows.
The amendments require an entity to disclose the contractual terms that could change the timing or amount of contractual cash flows on the occurrence (or non-occurrence) of a contingent event that does not relate directly to changes in a basic lending risks and costs. The requirements apply to each class of financial asset measured at amortised cost or FVTOCI and each class of financial liability measured at amortised cost.
The amendments are effective for annual reporting periods beginning on or after January 1, 2026 with earlier application permitted. If an entity elects to apply these amendments for an earlier period, it is required to either:
•apply all the amendments at the same time and disclose that fact or
•apply only the amendments to the classification of financial assets for that earlier period and disclose that fact.
The amendments are required to be applied retrospectively, in accordance with IAS 8, with specific exceptions.
As of the date of issuance of these consolidated financial statements, the Company's Management anticipate that the application of the aforementioned amendments may not have a significant impact on the Company's financial statements.
•Annual Improvements to IFRS Accounting Standards—Volume 11
The IASB issued amendments to five IFRS Accounting Standards as part of its annual improvements process:
•IFRS 1 First-time Adoption of International Financial Reporting Standards—Hedge accounting by a first-time adopter

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For consistency with the requirements in IFRS 9, IFRS 1:B5-B6 were amended to refer to the ‘qualifying criteria’ for hedge accounting (instead of the ‘conditions’) and to add cross-references to IFRS 9:6.4.1 to improve the understandability of IFRS 1.
•IFRS 7 Financial Instruments: Disclosures—Gain or loss on derecognition
The amendments remove an obsolete cross-reference in IFRS 7:B38 to a paragraph that had been deleted when IFRS 13 was issued and align the wording of this paragraph with the terms used in IFRS 13.
•Guidance on implementing IFRS 7—Disclosure of deferred difference between fair value and transaction price
The amendments update IFRS 7:IG14 to make the wording of that paragraph consistent with IFRS 7:28 and improve the internal consistency of the wording in the example in IFRS 7:IG14.
•Guidance on implementing IFRS 7—Introduction and credit risk disclosures
The amendments add a statement to IFRS 7:IG1 clarifying that the guidance does not necessarily illustrate all the requirements in the referenced paragraphs of IFRS 7. The amendments also simplify the explanation of the aspects of the requirements that are not illustrated in IFRS 7:IG20B.
•IFRS 9 Financial Instruments—Derecognition of lease liabilities
The amendments add a cross-reference to IFRS 9:3.3.3 in IFRS 9.2.1(b)(ii) to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply IFRS 9:3.3.3 and therefore recognise any resulting gain or loss in profit or loss.
•IFRS 9 Financial Instruments—Transaction price
The amendments replace ‘their transaction price (as defined in IFRS 15)’ in IFRS 9.5.1.3 with ‘the amount determined by applying IFRS 15’ to address inconsistency between IFRS 9.5.1.3 and the requirements of IFRS 15 which may require a receivable to be measured at an amount that differs from the amount of the transaction price recognised as revenue.
Additionally, the reference to ‘transaction price’ (as defined in IFRS 15) is deleted from Appendix A of IFRS 9.
•IFRS 10 Consolidated Financial Statements—Determination of a ‘de facto agent’
The amendments address concerns that the requirements in IFRS 10:B73-B74 might, in some situations, be contradictory. IFRS 10:B73 refers to ‘de facto agents’ as parties acting on the investor’s behalf and states that the determination of whether other parties are acting as de facto agents requires judgement. However, the second sentence of IFRS 10:B74 includes more conclusive language and states that a party is a de facto agent when those that direct the activities of the investor have the ability to direct that party to act on the investor’s behalf. The amendments update IFRS 10:B74 to use less conclusive language and to clarify that the relationship described in IFRS 10:B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.
•IAS 7 Statement of Cash Flows—Cost method
The amendment replaces the term ‘cost method’ with ‘at cost’ in IAS 7:37 in line with the removal of the definition of ‘cost method’ from the IFRS Accounting Standards.
The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted. An entity is required to apply the amendments to IFRS 9:2.1(b)(ii) to lease liabilities that are extinguished on or after the beginning of the annual reporting period in which the entity first applies that amendment. No specific transition provisions are provided in respect of the other amendments.

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As of the date of issuance of these consolidated financial statements, the Company's Management anticipate that the application of the aforementioned amendments may not have a significant impact on the Company's financial statements.
•Amendments to IFRS 9 and IFRS 7—Contracts Referencing Nature-dependent Electricity
•Amendments to IFRS 9 Financial Instruments
The following requirements of IFRS 9 are affected by the amendments:
•the own-use requirements in IFRS 9 are amended to include the factors an entity is required to consider when applying IFRS 9:2.4 to contracts to buy and take delivery of renewable electricity for which the source of production of the electricity is nature-dependent; and
•the hedge accounting requirements in IFRS 9 are amended to permit an entity using a contract for nature-dependent renewable electricity with specified characteristics as a hedging instrument:
•to designate a variable volume of forecast electricity transactions as the hedged item if specified criteria are met; and
•to measure the hedged item using the same volume assumptions as those used for the hedging instrument.
•Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 19 Subsidiaries without Public Accountability: Disclosures
IFRS 7 and IFRS 19 were amended to introduce disclosure requirements about contracts for nature-dependent electricity with specified characteristics.
The amendments are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted.
The amendments to the own use exemption are required to be applied retrospectively in accordance with IAS 8 using the facts and circumstances at the date of initial application. The amendments to the hedge accounting requirements are to be applied prospectively to new hedging relationships designated on or after the date of initial application.
As of the date of issuance of these consolidated financial statements, the Company's Management anticipate that the application of the aforementioned amendments may not have a significant impact on the Company's financial statements.
•IFRS 18 Presentation and Disclosures in Financial Statements
IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some paragraphs from IAS 1 have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share.
IFRS 18 introduces new requirements to:
•present specified categories and defined subtotals in the statement of profit or loss
•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements
•improve aggregation and disaggregation.
An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7,

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become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.
As of the date of issuance of these consolidated financial statements, the Company's Management is evaluating the effects of applying IFRS 18.
•IFRS 19 Subsidiaries without Public Accountability: Disclosures
IFRS 19 permits an eligible subsidiary (defined as a subsidiary that does not have public accountability and has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards) to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements.
The new standard is effective for reporting periods beginning on or after January 1, 2027 with earlier application permitted.
The directors of the entity do not anticipate that IFRS 19 will be applied for purposes of the consolidated financial statements of the group.
As of the date of issuance of these consolidated financial statements, the Company's Management anticipate that the application of the aforementioned amendments may not have a significant impact on the Company's financial statements.
•Amendments to IAS 21 - Translation to a hyperinflationary presentation currency
In November 2025, the IASB issued amendments to IAS 21 related to the methodology to be applied by entities in the translation of financial statements when the functional currency is different from the presentation currency, which are applicable for fiscal years beginning on or after January 1, 2027. These amendments aim to establish clearer and more uniform treatments.
Among other issues, the amendments introduce accounting treatment for a situation for which an accounting treatment was not previously provided. Thus, when an entity has a non-hyperinflationary functional currency but must translate its financial statements into a hyperinflationary presentation currency, it must do so at the closing exchange rate at the end of the most recent fiscal year, i.e., both the current year's information and the comparative information are translated at the closing exchange rate at the end of the current fiscal year. In cases where the presentation currency ceases to be hyperinflationary, the entity applies prospectively the methodology already provided for in IAS 21.
Additionally, an exception is included when an entity whose functional and presentation currency corresponds to a hyperinflationary economy has foreign operations whose functional currency is not hyperinflationary. In these cases, the comparative amounts for these operations are not translated at the current year's exchange rate, but are restated using the general price index applied to the comparative figures for the previous period, in accordance with IAS 29.
As of the date of issuance of these consolidated financial statements, the Company's Management is evaluating the effects of applying the amendments on the Company's financial statements.
NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
3.1.Functional and presentation currencies
Functional currency
Under IFRS the Company and its subsidiaries should define their functional currency in accordance with the criteria established by IAS 21 "Effects of changes in foreign currency exchange rates", which may differ from their reporting currency. Under the above mentioned rule, considering the main activities of the Company and of each of its subsidiaries as detailed in Note 1, and the currency of the primary economic environment in which the entities

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operates, the Company’s Management and Board of Directors have defined the United States dollar (US$) as the functional currency for GENNEIA, Genneia Vientos Argentinos S.A., Genneia Vientos del Sur S.A., Genneia Vientos del Sudoeste S.A., Vientos Sudamericanos Chubut Norte IV S.A., Vientos de Necochea S.A., Parque Eólico Loma Blanca IV S.A.U., Ullum 1 Solar S.A.U., Ullum 2 Solar S.A.U., Ullum 3 Solar S.A.U., Vientos Patagónicos Chubut Norte III S.A., Sofeet International L.L.C. and Genneia La Florida S.A. As a result, the financial statements of such companies have been converted into US$ by applying the procedure established in IAS 21. In accordance with the established procedure, monetary assets and liabilities are remeasured into US$ at the exchange rate prevailing on the balance sheet date. Non-monetary assets, measured on a historic cost basis, as well as income and expenses are remeasured using the exchange rate prevailing on the transaction date of each year. Any gain or loss arising from the remeasurement of monetary assets and liabilities into US$ is recognized in the income statement in the period they are generated. For all the other subsidiaries, Management has defined the Argentine Peso as the functional currency.
Effects of the translation of investments in subsidiaries with functional currency corresponding to a hyperinflationary economy
Under IAS 21, the financial statements of a subsidiary with the functional currency of a hyperinflationary economy have to be restated according to IAS 29 before they are included in the consolidated financial statements of its parent Company with a functional currency of a non-hyperinflationary economy, except for their comparative figures. The effect of applying IAS 29 on the net monetary position is recognized in profit or loss, under the line item “Gain (loss) on net monetary position from subsidiaries” in “Other finance income (expense), net”. Following the aforementioned guidelines, the results and financial position of subsidiaries with the Peso as functional currency were translated into U.S. dollars by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not be adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in other comprehensive income. When an economy ceases to be hyperinflationary and an entity ceases to restate its financial statements in accordance with IAS 29, it will use the amounts restated according to the price level of the date on which the entity ceased to make such restatement as historical costs, in order to translate them into the presentation currency.
On the disposal of a foreign operation, all of the exchange differences accumulated in equity in respect of that operation attributable to owners of the Company are reclassified to profit or loss. In addition, in relation to a partial disposal of a subsidiary that includes a foreign operation that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other disposals, including the full or partial reimbursement of capital, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.
These consolidated financial statements are presented in the functional currency of the Company (U.S. dollars) which differs from the presentation currency required by Argentine regulations (Argentine Pesos). Gains (losses) accounted for in “Other comprehensive income” related to exchange differences arising from investments in companies with functional currencies other than U.S. dollars have no effect on the current or deferred income tax since at the time they were generated, the relevant transactions did not make any impact on net income or taxable income.
3.2.Foreign currencies
In preparing the consolidated financial statements, transactions in currencies other than the Company’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting year, monetary items denominated in foreign currencies are translated to functional currency at the rates prevailing at that date. Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

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3.3.Financial Instruments
Financial assets and financial liabilities are recognized when a Company becomes a party to the contractual provisions of the instruments.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financials assets and financial liabilities (other than financial assets and liabilities at fair value through profit or loss) are added or deducted from the fair value of the financial assets of financial liabilities, as appropriate, on initial recognition. Transactions costs directly attributable to the acquisition of financial assets of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.
Any anticipated cancellations of the aforementioned credits are recognized by one party by reducing the financial asset recognized in the caption other receivables of the Company's balance sheet according to the measurement thereof at the date of cancellation, based on the amortized cost using the effective interest rate method as described in the previous paragraph, and on the other hand, reducing the corresponding portion initially recognized as contributions within interests in joint ventures by the amount of the difference between the amount cancelled and the amount of the aforementioned credit reduction, net of the corresponding deferred tax effect.
3.4.Financial assets
The carrying amount of financial assets that are denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Specifically for financial assets measured at amortised cost that are not part of a designated hedging relationship, exchange differences are recognised in profit or loss in the ‘Finance (expense) income, net’ line item (Note 5.r).
Financial assets are classified into the following two specified categories: ‘financial assets measured at fair value through profit and loss’ or ‘financial assets measured at amortized cost’.
•Financial assets at amortized cost
Financial assets are measured at amortized cost if both of the following criteria are met: (i) the objective of the Company’s business model is to hold the assets to collect the contractual cash flow, and (ii) the contractual terms only require specific dates for payment of principal and interest.
In addition, and for assets that meet the above conditions, IFRS 9 contemplates the option of designating, at the time of the initial recognition, an asset as measured at its fair value, if doing so would eliminate or significantly reduce the valuation or recognition inconsistency that could arise in the event that the valuation of the assets and liabilities or the recognition of profit or losses resulting therefrom be carried out on different bases. The Company has not designated a financial asset at fair value by using this option.
As of the closing date of these consolidated financial statements, the Company’s financial assets at amortized cost include certain elements of cash and cash equivalents, trade receivables and other receivables.
•Financial assets at fair value through profit or loss
If either of the two criteria above are not met, the financial asset is classified as an asset measured “at fair value through profit or loss”.
As of the closing date of these consolidated financial statements, the Company’s financial assets at fair value through profit or loss include mutual funds and other investments.
Financial assets are recognized on trade date when the Company commits to purchase or sale an asset. The recognition method is consistent for all purchases or sales of financial assets of the same category. Financial assets are recognized when the rights to receive cash flows from the investments and the risks and rewards of ownership have expired or have been transferred.

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Financial assets at amortized cost are initially measured at fair value, plus transaction costs. These assets accrue interest based on the effective interest rate method.
Financial assets at their fair value through profit or loss are initially recognized at fair value and transaction costs are recognized as an expense in the statement of comprehensive income. They are subsequently valued at fair value. Changes in fair values and results from sales of financial assets at fair value through profit or loss are recorded in “Finance expense, net” in the statement of comprehensive income.
In general, the Company uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In other cases, the Company records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable and observable market transactions for the same type of instrument or if it is based in a technical valuation that only inputs observable market information. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in the factors (including time) that market participants would consider upon setting the price.
Gains/losses on debt instruments measured at amortized cost and not included for hedging purposes are charged to income when the financial assets are derecognized or an impairment loss is recognized and during the amortization process using the effective interest rate method. The Company reclassifies all investments on debt instruments only when its business model for managing those assets changes.
In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date;
•Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable inputs for the asset or liability.
The carrying amount of financial assets that are denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Specifically:
•For financial assets measured at amortised cost that are not part of a designated hedging relationship, exchange differences are recognised in profit or loss in the “Other finance income (expense), net” (Note 5.r).
•For debt instruments measured at fair value through other comprehensive income (FVTOCI) that are not part of a designated hedging relationship, exchange differences on the amortised cost of the debt instrument are recognised in profit or loss in the “Other finance income (expense), net” (Note 5.r) line item. As the foreign currency element recognised in profit or loss is the same as if it was measured at amortised cost, the residual foreign currency element based on the translation of the carrying amount (at fair value) is recognised in other comprehensive income in the investment’s revaluation reserve.
•For financial assets measured at fair value through profit or loss (FVTPL) that are not part of a designated hedging relationship, exchange differences are recognised in profit or loss in the “Other finance income (expense), net” (Note 5.r) line item as part of the fair value gain or loss.
See hedge accounting policy regarding the recognition of exchange differences where the foreign currency risk component of a financial asset is designated as a hedging instrument for a hedge of foreign currency risk.

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3.4.1. Cash and cash equivalents
Include cash, time deposits in financial entities and short-term investments with maturity up to three months at the acquisition date, with insignificant risk of change in its fair value and intended to settle short-term obligations. For purposes of the statement of cash flows, cash and cash equivalents, include cash, time deposits in financial entities and short-term investments in financial assets with maturity up to three months at the acquisition date, with insignificant risk of variation in its fair value and destined to cancel short-term liabilities. Bank balances for which use by the group is subject to third party contractual restrictions are included as part of cash unless the restrictions result in a bank balance no longer meeting the definition of cash. Contractual restrictions affecting use of bank balances are disclosed in note 5.a. For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.
3.4.2. Effective interest method
The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.
Finance income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at fair value through profit or loss.
3.4.3. Impairment of financial assets
Financial assets are assessed by the Company for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, if the estimated future cash flows of the financial asset is less than the carrying amount.
Objective evidence of impairment could include: significant financial difficulty of the issuer or counterparty; or breach of contract, such as a default or delinquency in interest or principal payments; or it becoming probable that the borrower will enter bankruptcy or financial re-organization; or the disappearance of an active market for that financial asset because of financial difficulties.
IFRS 9 establishes an “expected credit loss” model (“ECL”). This requires the application of considerable judgment with regard to how changes in economic factors affect ECL, which is determined over a weighted average base. ECL results from the difference between contractual cash flows and cash flows at current value that the Company expects to receive.
The impairment model set forth by IFRS 9 is applicable to the financial assets measured at amortized value or at fair value through changes in other comprehensive income, except for the investment in equity securities and assets from the contracts recognized under IFRS 15.
Given the nature of the clients with which the Company operates and on the basis of the foregoing criteria, the Company did not identify expected credit losses.
3.4.4. Derecognition of financial assets
The Company shall derecognize a financial asset only when the contractual rights on the financial assets cash flows expire and transfer the substantial risks and advantages inherent to ownership of the financial asset. If the Company does not transfer or retain substantially all the risks and advantages inherent to the ownership and retains the control over the asset transferred, the Company shall recognize its interest in the asset and the associated obligation at the amounts payable. If the Company retains substantially all the risks and advantages inherent to property on the transferred financial asset, the Company shall continue to recognize the financial asset and shall also recognize a collateral loan for the receipts.

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On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.
On derecognition of a financial asset other than in its entirety (e.g. when the Company retains an option to repurchase part of a transferred asset), the Company allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognized on the basis of the relative fair values of those parts on the date of the transfer. The difference between the carrying amount allocated to the part that is no longer recognized and the sum of the consideration received for the part no longer recognized and any cumulative gain or loss allocated to it that had been recognized in other comprehensive income is recognized in profit or loss. A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is no longer recognized on the basis of the relative fair values of those parts.
3.5.Inventories
Materials and spare parts are stated at the weighted average cost reduced, if necessary, to net realizable value. The net realizable value is the estimated price of sale less estimated selling costs. Materials and spare parts in transit have been valued at acquisition cost.
Based on Management´s analysis as of December 31, 2025, 2024 and 2023, no allowance for inventory has been recognized for materials and spare parts. Such analysis takes into consideration the conservation status, their future use and the net realizable value of the inventories.
3.6.Property, plant and equipment
•Lands and buildings held for use in income-generating activities or for administrative purposes, machinery and equipment, generation equipment, tools, facilities, furniture and equipment and vehicles, are stated in the consolidated statement of financial position at their cost less any subsequent accumulated depreciation (except for land which is not depreciated) and less any recognized impairment loss.
Depreciation of buildings, machinery and equipment, generation equipment, tools, facilities, furniture and equipment and vehicles is charged to expense for each year.
•Work in progress at the end of each year is carried at cost, less any recognized impairment loss. These assets are classified in the appropriate category of property, plant and equipment when the construction is completed and are ready for use.
Depreciation of these assets commences when the assets are ready for their intended use. The Company has capitalized the corresponding portion of financial costs (interest) related to third parties’ financing of long-term construction of property, plant and equipment.
•Improvement on third party assets are stated at cost less accumulated depreciation and accumulated impairment losses.
•Assets acquired through lease agreements have been incorporated at the lower value of the cash purchase price and the sum of discounted values of the minimum payments of the assets, calculated at the implied interest rate of the lease, with a counterpart in “Lease liabilities” of current and non-current liabilities.
•Depreciation is recognized so as to write-off the cost or valuation of assets (other than land) less their residual values over their useful lives, using the straight-line method. The estimated useful lives and residual values are reviewed at each year end, with the effect of any changes in estimates being accounted for on a prospective basis.
•An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gain or loss derived of the sales proceeds disposal or retirement of an item of property, plant and equipment is determined as the difference between

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the sales proceeds and the carrying amount of the asset and it is recognized in the consolidated statement of income and other comprehensive income.
•Costs related to assets retirement obligations are capitalized at their discounted value along with the related assets and are depreciated using the straight line method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Future changes in the abandonment cost, the useful life of the assets and their estimate of abandonment, as well as changes in regulations related to abandonment, which are not possible to be predicted at the date of issuance of these consolidated financial statements, could affect the value of the abandonment obligations and, consequently, the related asset, affecting the results of future operations.
•Costs related to Dispatch Priority are capitalized at their cost and depreciated using the straight line method, beginning on the commercial operation date of each project.
3.7.Intangible assets
3.7.1. Intangible assets acquired separately
Mainly include contracts with customers. The accounting policies for the recognition and measurement of these intangible assets are described below.
Intangible assets acquired are initially recognized at their fair value at the acquisition date (which is regarded as their cost).
Subsequent to initial recognition, intangible assets acquired are reported at cost less accumulated impairment losses.
3.7.2. Intangible assets acquired in a business combination
Correspond to the intangible assets acquired in the business combination of ICERSA during the year 2017, Ullum 1, Ullum 2 and Ullum 3 during the year 2018, related to the PPA that these companies have with CAMMESA, which are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
3.7.3. Derecognition of intangible assets
An intangible asset is derecognised on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognised in profit or loss when the asset is derecognised.
3.8.Impairment of tangible and intangible assets other than Goodwill
At the end of each reporting year, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. To evaluate if there is evidence that an asset could be impaired, both external and internal sources of information are analyzed, whenever events or changes in circumstances indicate that the carrying amount of an asset or cash-generating unit may be negatively affected. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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In the impairment assessment, the assets that do not generate independent cash flows are grouped in an appropriate cash generating unit. Each wind and solar farm and thermal power plant is treated as an independent cash generating unit, except for those sites linked to MATER that do not have specifically assigned contracts.
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The recoverable value of the disconnected plants at each analysis date is determined based on their fair value less their disposal costs. The main inputs used in the valuation correspond to the estimated price of disposal and the costs necessary to leave the plants in conditions to be transferred. Since the estimate contains certain significant unobservable inputs, the fair value used is classified as a level 3 hierarchy.
3.9.Liabilities
The Company recognizes a liability when it has a present obligation (legally enforceable as a result of the execution of a contract or a requirement contained in a legal standard) resulting from a past event and which amount owed can be reliably estimated.
3.10. Financial liabilities
Financial liabilities are classified as fair value through profit or loss or as other financial liabilities.
Other financial liabilities, initially measured at fair value, net of transaction costs, are subsequently measured at amortized cost using the effective interest method. Interest charges are included in the “Finance expense, net” caption of the consolidated statement of profit or loss and other comprehensive (loss) income.
The financial liabilities at fair value through profit or loss have been recognized at their fair value, recognizing any gain or loss arising from the revaluation in the statement of profit or loss and other comprehensive (loss) income. The net gain or loss recognized in the "Finance (expense) income, net" caption of the consolidated statement of profit or loss and other comprehensive (loss) income.
The Company derecognizes financial liabilities (or a part of them) when, and only when, the Company's obligations are discharged, cancelled or they expired.
The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss.
Offsetting financial assets and financial liabilities
Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
3.11. Other liabilities
Other financial liabilities, including borrowings and trade and other payables, are initially recognized at fair value, net of costs directly attributable to their acquisition (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts).
After initial recognition, other financial liabilities are measured at amortized cost using the effective interest method, with interest income recognized based on the effective yield.
Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer its settlement for more than 12 months from the balance sheet date.
The estimated present value of the asset retirement obligation is recorded as a liability, with a corresponding increase in the carrying amount of the related asset, subject to depreciation. The liability recorded is increased each fiscal period due to the passage of time and this change is charged to net profit or loss. The asset retirement

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obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. The Company discounts the costs related to asset retirement obligations using the discount rate that reflects the current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.
3.12. Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting year, considering the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
The Company has been sued in certain labor, civil and commercial lawsuits. Provisions for contingencies are recorded on a risk assessment basis and when the likelihood of a loss is probable. The assessment of a loss probability is based on the opinion of legal counsels of the Company and its Management.
3.13. Revenue recognition
The Company derives its revenues mainly from power generation and sale of energy contracts, and natural gas trading and gas transportation.
Revenues derived from electric power generation and natural gas trading and transportation are measured at the fair value of the consideration received or receivable specified in the contract with a customer and excludes amounts collected on behalf of third parties and are recorded as sales when realized and transfers control of the product or service to the customer. For such purpose, they should meet the following criteria: there is an agreement with the client, the performance obligations are identified, the transaction price is determined and allocated to the performance obligations in the contract, and the performance obligations are satisfied.
Main revenue activities are the following:
Electric power generation from wind and solar renewable sources:
The Company recognizes revenue based on energy dispatch for each wind and solar farm. Such activity is recognized as a performance obligation satisfied over time, measured on an hourly basis according to the PPAs. The Company has no other performance obligations once energy has been dispatched. Company’s Management has evaluated that performance obligations are satisfied over time since the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it performs. The consideration is contractually determined based on contractual selling prices. This activity is billed and paid for on a monthly basis according to contractual established due dates.
Revenues from energy and power sales are calculated at the prices established in the respective contracts or at the prices prevailing in the electricity market, according to the regulations in force. These include revenues from the sale of energy and power supplied and not billed until the closing date of the reported period, valued at the prices defined in the contracts or in the respective regulations. Additionally, and as balancing entry, the Company

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recognizes an account receivable. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer.
Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SE for some wind and solar farms; and billed to industrial users with whom the Company has entered into several U.S. dollar denominated PPAs, as it is indicated in Note 10.
Compensation is usually received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. When payments are made after such deadline interests are collected from clients. CAMMESA’s obligations under the PPAs will be guaranteed by the Renewable Energy Promotion Fund (“FODER”) (in which the Argentine government is the trustor).
Electric power generation from conventional sources:
The Company recognizes revenue based on monthly available capacity per MW and energy dispatch for each plant. Such activities are recognized as a performance obligation satisfied over time, measured on an hourly basis for firm capacity made available and energy dispatch according to the PPAs. The Company has no other performance obligations once capacity has been made available and energy has been dispatched. Company’s Management has evaluated that performance obligations are satisfied over time since the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it performs. The consideration is contractually determined and allocated between these activities based on their contractual selling prices.
Revenues from energy and power sales are calculated at the prices established in the respective contracts or at the prices prevailing in the electricity market, according to the regulations in force. These include revenues from the sale of energy and power supplied and not billed until the closing date of the reported period, valued at the prices defined in the contracts or in the respective regulations. Additionally, and as balancing entry, the Company recognizes an account receivable. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer.
Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is usually received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. When payments are made after such deadline interests are collected from CAMMESA.
Commercialization and transportation capacity of natural gas:
Revenue is recognized when natural gas and transport capacity is transferred to the customer. Such activities are recognized as a performance obligation satisfied over time, as natural gas or transportation capacity is transferred to the customer. The Company has no other performance obligations once natural gas or transportation capacity has been transferred to the customer. Company’s Management has evaluated that performance obligations are satisfied over time since the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it performs.
3.14. Leasing
The identification of a lease is made under a control model, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer. Control is considered to exist if the customer has (i) the right to obtain substantially all the economic benefits from de use of an identified asset, and (ii) the right to direct the use of that asset.
Assets that qualify as a lease require the lessee to recognize a right-of-use asset and a lease liability at lease commencement date, except for short-term leases and leases of low value of assets.
The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability.

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The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others.
As of December 31, 2025, the Company has lease agreements for the land on which the La Elbita Wind Farm, Anchoris Solar Farm and Malargüe I Solar Farm were built for a period of 30 years.
As of December 31, 2024, the Company had lease agreements for the land on which the La Elbita Wind Farm was built for a period of 30 years.
The Company does not have significant lease agreements as of December 31, 2023.
3.15. Finance costs
Finance costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
Other finance costs are recognized as expenses in the period in which they are incurred.
3.16. Income tax and deferred tax
3.16.1 Income taxes – current and deferred
Income tax expenses represent the sum of the tax currently payable and the deferred tax.
3.16.1.1. Current tax
The tax currently payable is based on taxable profit for the year. The Company’s liability for current tax is calculated using tax rate that have been enacted or substantively enacted at the end of the year. The current income tax charge is calculated on the basis of the tax laws in force in Argentina.
On June 16, 2021, Law No. 27,630 was published in the Official Gazette, which introduces a variable tax rate based on the Company's Accumulated Net Taxable Income, which will be updated annually starting in 2021, considering the annual variation of the consumer price index (CPI) provided by the National Institute of Statistics and Census (INDEC), a decentralized body within the Ministry of Economy, corresponding to the month of October of the year prior to the adjustment, compared to the same month of the previous year.
For the fiscal years ended December 31, 2025, 2024 and 2023, the Company measured the income tax using the statutory tax rate according to the rates in effect at each fiscal year-end.
3.16.1.2. Adjustment for tax inflation
Law No. 27,468 published in the “Boletin Oficial” on December 4, 2018 provided that for the purposes of applying the adjustment procedure for tax inflation it is valid for the years that began on January 1, 2018. Regarding of the first, second and third year after its validity, this procedure will be applicable if the variation of the CPI, calculated from the beginning and until the end of each of those exercises exceeds 55%, 30% and in 15%, for the first, second and third year of application, respectively.
The impact of the adjustment for tax inflation corresponding to the first and second fiscal years starting from fiscal year 2019 has been allocated as follows: 1/6 in that same fiscal year and the remaining 5/6 in equal parts during the following five years. The corresponding impact of the adjustment for tax inflation for the year 2021 has been allocated in the year ended December 31, 2021.
By means of Law No. 27,701 published in the Official Gazette on December 1, 2022, it was provided that Taxpayers who determine a positive inflation adjustment in the first and second fiscal years beginning on or after January 1, 2022 inclusive, may allocate one third (1/3) in that fiscal period and the remaining two thirds (2/3), in equal parts, in the two (2) immediately following fiscal periods.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
The computation of the positive inflation adjustment, in the terms provided in the previous paragraph, will only be appropriate for subjects whose investment in the purchase, construction, manufacture, processing or definitive importation of property, plant and equipment -except automobiles-, during each of the two (2) fiscal periods immediately following that of the computation of the first third of the period in question, is greater than or equal to thirty thousand million pesos (AR$30,000,000,000). Failure to comply with this requirement will determine the decay of the benefit.
The Company applied the aforementioned deferral to Genneia S.A. taking into account the investments carried out, effectively complying with the requirement. For all the other group companies, the corresponding impact of the tax inflation adjustment for the years 2025, 2024 and 2023 has been allocated in the corresponding year.
The effect of applying the tax inflation adjustment is disclosed separately in the income tax note (Note 5.s).
3.16.1.3. Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable results. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets, including tax loss carry forwards, are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.
Such deferred assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable results nor the accounting results.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the year, as detailed below. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the year to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
Under IFRS, deferred income tax assets and liabilities are classified as non-current assets and non-current liabilities.
The net deferred tax liability as of December 31, 2025, 2024 and 2023 was measured considering the rates of 25%, 30% or 35%, according to the date in which it is expected that the temporary item will be reversed or used.
3.16.1.4. Current and deferred tax for the year
Current and deferred tax are recognized in profit or loss in the consolidated statement of profit or loss and other comprehensive (loss) income, except when they relate to items that are recognized directly in equity, in which case, the current and deferred tax is recognized directly in equity or when current tax or deferred tax arises from the initial accounting for a business combination.
The Company and its subsidiaries recognize tax loss carry-forwards and other tax credits as deferred tax assets when its deduction against future taxable income is probable. To that effect, based on the paragraph 36 of IAS 12, the Company and its subsidiaries consider the projected tax results and reverse of temporary liability differences.
To assess the probability of recoverability and estimate the recoverable amount of deferred assets related to tax loss carryforwards, Management has projected the tax income based on various future variables including an estimate of the peso devaluation against the US$ for the next fiscal years. Such estimates are reviewed periodically, and the effects of such estimates are recognized in the year of the revision.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
3.17. Shareholders’ equity accounts
Changes to Shareholders’ contributions and reserves accounts were accounted for pursuant to the respective decisions of the Shareholders’ Meetings, regulatory and statutory rules (Share premium and Reserves).
Capital stock
Includes capital contributions paid in by shareholders and includes all outstanding shares at par value.
Share premium
It is the difference between the subscription price of capital increases and the corresponding par value of issued shares.
Capital contributions
Corresponds to transactions with shareholders that, as provided by IFRS, and based on the substance over form principle, are assimilated to capital contributions and, thus, their effects are directly recognized under Shareholders’ equity.
Legal Reserve
In accordance with the provisions of Law N° 19,550, the Company is required to set up a legal reserve of at least 5% of net income, which results from the sum of net income for the year adjusted by any amount that could have been transferred from accumulated other comprehensive (loss) income to retained earnings plus any adjustment recognized directly in retained earnings, until such reserve reaches 20% of the subscribed capital plus adjustment to capital.
Voluntary Reserve
Constituted to cover the investments of the Company and its subsidiaries in energy generation projects in progress and/or to be acquired in the future.
Retained earnings
It includes the retained earnings without specific appropriation, which in case of being positive based on the separate financial statements of the Company presented in Argentine Pesos according to the Argentine Securities Commission (“CNV”) regulations, may be distributed pursuant to a resolution by the Shareholders’ meeting, so far as they are not subject to statutory restrictions, as that described in the previous legal reserve paragraph. Includes earnings / losses from prior years that were not distributed, the amounts transferred from other comprehensive income and the adjustments to prior years according to accounting standards. As of December 31, 2025, such retained earnings amounts to an accumulated earning of AR$ 127,070 million (approximately US$ 97 million as of December 31, 2025).
In addition, pursuant to the provisions of CNV, when the net balance of the Accumulated other comprehensive income is positive, it cannot be distributed, capitalized or appropriated to absorbing accumulated losses, and when the net balance of such account is negative, a restriction shall apply to the distribution of retained earnings by such amount.
Pursuant to Law No. 25,063 enacted in December 1998, dividends distributed, in cash or in kind, in excess of accumulated tax profits at the close of the fiscal year immediately prior to the date of payment or distribution, will be subject to a withholding of 35% for income tax as a single and definitive payment. Accumulated tax profits for the purposes of this tax will be the balance of the accumulated accounting profits at the end of the fiscal year immediately prior to the entry into force of the aforementioned law, less the dividends paid plus the tax profits determined from the mentioned fiscal year.
Finally, Law No. 27,430 on Tax Reform also established, among other issues, a withholding on dividends, where, in accordance with the modifications introduced by Law No. 27,541 and later by Law No. 27,630, a

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
withholding rate was established on distributed dividends of 7% for dividends that are paid to non-Argentine beneficiaries or Argentine resident individuals, as from those years beginning on or after January 1, 2021.
Regarding the three fiscal periods counted from the one that begins on January 1, 2018, the rate of 30% will be applied to the capital gains obtained by the Argentine Entities, while for the dividends and similar profits distributed by entities will be 7%.
In accordance with the Shareholders’ Agreement, the approval to distribute dividends to the shareholders requires the favorable vote of a qualified majority of the Company´s capital stock. However, the Company is limited in the distribution of dividends by certain restrictive covenants assumed in connection with the issuance of the corporate bonds (Note 5.i.3).
Accumulated other comprehensive (loss) income
It includes income and expenses directly recognized under Shareholders’ Equity and the transfers of such items from Shareholders’ Equity accounts to income for the period or retained earnings accounts as applicable, as established by IFRS.
3.18. Earnings per share
Net earnings per share is calculated by dividing the net profit for the year attributable to the Company’s shareholders by the weighted average of shares of the Company outstanding during the year.
Diluted net earnings per share is calculated by dividing the net profit for the fiscal year by the weighted average of shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as if they had been converted.
In computing diluted net earnings per share, income available to ordinary shareholders, used in the basic earnings per share calculation, is adjusted by those results that would result of the potential conversion into ordinary stock. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted net earnings per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted net earnings per share excludes potential common shares if their effect is anti-dilutive.
As of December 31, 2025, 2024 and 2023, there are no instruments outstanding that imply the existence of potential common shares. Thus, the basic net income per share matches the diluted net earnings per share.
The following table shows the net profit and the weighted average number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2025	2024	2023
Net profit of the year	94,538	46,152	71,416
Weighted average number of outstanding common shares (Note 9) (1)	103,040,496	103,040,496	103,040,496
Basic and diluted earnings per share (in United States dollars)	0.92	0.45	0.69
__________________
(1)All classes of shares have the same economic rights.
NOTE 4 - CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY
In the application of the Company’s accounting policies, the Management and Board of Directors are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future years.
Below is a detail of the main accounting areas and items that require that management make critical judgments and estimates in preparing these consolidated financial statements.
A. Critical Judgments
Functional Currency
The Company’s Management applies its professional judgment in determining its functional currency and of its controlled entities. Judgement is made regarding the currency that mainly influences and determines sales prices, labor and material costs, investments and other costs, as well as the financing and collections derived from its operating activities in the long-term.
Working capital
In relation to the situation of negative working capital for an amount of 117,406, the Company's Board of Directors and Management consider that there is a reasonable probability of meeting financial obligations and contractual commitments at maturity and, therefore, that there is not a material uncertainty about the Company's ability to continue as a going concern. In this sense, in the evaluation carried out by the Board of Directors and Management of the Company, critical judgment factors have been considered: i) the Company is in a solid operational and financial position; ii) the Company has successfully demonstrated access to the international and local capital markets on several occasions; iii) the Company has access to bank financing lines; and iv) the Company maintains frequent contact with banks and investors, which is very useful to know the situation of the debt market and the opinion that they have of the financial capability of the Company. See Note 7.3.3.
Interests in joint ventures
Some of the main assumptions considered by the Company in its assessment of joint control are described below: (i) Any decision on certain relevant activities thereof, detailed in the shareholders agreement to be concluded, must be taken jointly between GENNEIA and PAE, since there is no power of a shareholder over the other in relation to the investment, regardless of the different capital percentages. interests of each of them. Although the Company has a 51% stake in Vientos Patagónicos Chubut Norte III S.A. and Vientos Sudamericanos Chubut Norte IV SA, in accordance with the shareholders agreement, the approval of at least one Director appointed by each class of shares at the Board meeting or the approval of the full class of the shares at the shareholders meeting are required for decision making regarding certain relevant activities; fixed in the shareholders agreement to be concluded; (ii) No shareholder has any power, as defined in IFRS 10 to the detriment of any other, regardless of the number of Directors or personnel (key or not) designated by each class of shares, in the management of the Company itself to benefit or unilaterally modify variable investment returns or, ultimately, unilaterally direct any of the decisions associated with the relevant activities. See Note 5.b.2 for more information about joint ventures.
B. Key sources of estimation uncertainty
Recoverable value of trade receivables
Management makes an ongoing assessment of the recoverability of receivables based on aging, payment capacity of the counterparty, nature of the client, security interest received, its legal rights, among others, and accounts for provisions based on the estimated recoverable value of such receivables.
The Company has significant receivables from entities with state participation or dependent on funds from the public sector, recognized as trade receivables as a result of its generation operations.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
Useful life and recoverable value of property, plant and equipment and intangible assets
The Company estimates the useful life of their property, plant and equipment and intangible assets, mainly wind and solar farm and thermal generation plants, based on the technology of the corresponding assets and their type and characteristic of use. The Company estimates the useful life of intangible assets related to contracts as the contract period.
In addition, the Company generally estimates the recoverable value of property, plant and equipment and intangible assets on the basis of their economic value in use, calculated as the discounted expected future cash flows generated by each asset or group of assets under evaluation, considering their estimated useful life. Except for those thermal generation plants whose contract with CAMMESA has ended (Note 10) whose recoverable value has been estimated based on their estimated disposal value less costs to sell.
To estimate cash flows, the Company’s Management calculates revenues and future costs based on its best estimate of the regulatory framework, tariffs, fuel costs, devaluation and inflation of the Argentine Peso, salaries, wind farm utilization factor, useful life of the assets and the rate used to discount such cash flows, among others.
Estimate of contingent liabilities for claims and lawsuits
The final outcome arising from litigation, claims and other contingencies, as well as the perspective given to each issue by the Management may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies can have, consequently, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by the Management. The Company has claims for contingent assets as described in Note 11.2.1, which will not be recognized until they are realizable.
IFRIC 23 Uncertainty about income tax treatments
The interpretation issued in June 2017 clarifies how to apply the recognition and measurement requirements of IAS 12 when the IFRIC interpretation 23 Uncertainty over income tax treatments issued in June 2017 clarifies how to apply the recognition and measurement requirements of IAS 12 when there is uncertainty regarding income tax treatments.
To do so, an entity must evaluate whether the tax authority will accept an uncertain tax treatment used, or proposed to be used, or intended to be used in its income tax return.
If an entity concludes that the tax authority is likely to accept an uncertain tax treatment, the Entity will determine the tax position consistent with the tax treatment used or intended to be used in its income tax return. If an entity concludes that such acceptance is not probable, the entity shall reflect the effect of the uncertainty in determining the tax result, tax bases, unused tax losses, unused tax credits and tax rates.
An entity will make consistent judgments and estimates about current income tax and deferred income tax. In addition, it will reassess a judgment or estimate required by this interpretation if the facts and circumstances on which the judgment or estimate were based change or as a result of new information that affects the judgment or estimate.
The Company has applied this interpretation in the recognition of the current and deferred income tax, in relation to uncertain income tax treatments due to the interpretation of tax legislation regarding to the treatment of the adjustment for tax inflation.
In this regard, the Company has reflected the effect of the uncertainty associated with this interpretation in the determination of the provision for income tax for the year and therefore has not recognized the accounting effect (profit) derived mainly from adjusting for inflation the accumulated tax losses in the amount of 24,423, since the requirements of the aforementioned standard for the accounting recognition of said profit were not met.
Consequently, the Company maintains a tax provision of 145,965, 138,495 and 5,781 as of December 31, 2025, 2024 and 2023, respectively, within statement of financial position under the income tax payable caption for

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
uncertain tax treatments that are mainly related to the interpretation of tax legislation regarding the treatment of the tax inflation adjustment due to the uncertainty associated with such elements.
NOTE 5 - DETAIL OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS
The breakdown of the main accounts of the consolidated financial statements is as follows:

	December 31, 2025	December 31, 2024	December 31, 2023

a)Cash and cash equivalents:
Cash	8	11	1
Bank balances	276,928	17,602	18,770
Restricted bank balances (1)	31,873	63,794	63,835
Government bonds	-	11,426	18,335
Mutual funds	9,110	23,131	8,646
Other instruments	8,590	-	-
	326,509	115,964	109,587
__________________
(1)As of December 31, 2024 and 2023, includes 32,359 and 32,951, respectively, of bank balances restricted for future use by the Company. Additionally, as of December 31, 2025, 2024 and 2023, includes 31,864, 31,436 and 30,884, respectively, of cash and cash equivalents balances held by subsidiaries not available for use by the Group (Notes 5.i.2.1 and 5.i.2.2). These balances correspond to restricted funds within the framework of the project finance agreements, which require, among others, the constitution of guarantee reserves in bank accounts for the next twelve months debt service payments.

b)Investments:
b.1) Investments in financial assets
Current
Reserve account (1)	-	-	4,184
Mutual funds	67,565	94,693	27,769
Government bonds	10,067	-	6,396
	77,632	94,693	38,349
__________________
(1)As of December 31, 2023 corresponds to a guaranteed deposit of 4,184, made as collateral for the Pomona II and Chubut Norte II projects which were released upon payments of the company´s obligation under the loan described on Note 5.i.2.3.

b.2) Interest in joint ventures
Non-current
Interest in joint ventures	27,741	28,441	53,339
	27,741	28,441	53,339

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
Includes the interest in the following joint ventures:

		Percentage of participation
Joint venture	Main activity	December 31, 2025	December 31, 2024	December 31, 2023
Vientos de Necochea S.A.	Production and development of renewable energies and its commercialization.	50%	50%	50%
Vientos Sudamericanos Chubut Norte IV S.A.	Construction, financing, commissioning, operation and maintenance of a renewable sources power plant.	51%	51%	51%
Vientos Patagónicos Chubut Norte III S.A.	Construction, financing, commissioning, operation and maintenance of a renewable sources power plant.	51%	51%	51%
The interests in joint ventures mentioned above are accounted for using the equity method.
Vientos de Necochea S.A., Vientos Sudamericanos Chubut Norte IV S.A. and Vientos Patagónicos Chubut Norte III S.A. are stock corporations under the laws in force in Argentina whose legal form confers separation between the parties to the joint arrangement and the Company itself. Furthermore, there is no contractual arrangement or any other facts and circumstances that indicate that the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the joint arrangement. Accordingly, the above-mentioned companies are classified as a joint venture of the Company.
Vientos de Necochea S.A. was incorporated in May 2017 by GENNEIA and Centrales de la Costa Atlántica S.A. for the development of the Vientos de Necochea 1 wind farm project.
Vientos Sudamericanos Chubut Norte IV S.A. and Vientos Patagónicos Chubut Norte III S.A. were incorporated in June 2016 and March 2018, respectively by GENNEIA and MyC Energía S.A. for the development of the Chubut Norte IV and Chubut Norte III wind projects which are described in Note 10. On July 16, 2019, GENNEIA and its subsidiary MyC Energía SA have agreed to transfer to Pan American Fueguina SA (“PAF”), a subsidiary of Pan American Energy SL (“PAE”), of 49% of the shareholding of Vientos Patagónicos Chubut Norte III S.A. and Vientos Sudamericanos Chubut Norte IV S.A. This transfer was perfected on August 26, 2019.
As of the completion of the transfer of the shares, the Company has followed the guidelines of IFRS 10 “Consolidated Financial Statements” and has concluded that since the incorporation of PAE in Vientos Patagónicos Chubut Norte III S.A. and Vientos Sudamericanos Chubut Norte IV S.A., GENNEIA jointly control Vientos Patagónicos Chubut Norte III S.A. and Vientos Sudamericanos Chubut Norte IV S.A. Consequently, the Company applies IFRS 11 “Joint Agreements” that defines such Companies as joint ventures, and accounts for them in accordance with the equity method according to IAS 28 “Interest in associates and joint ventures”.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
Summarized financial information in respect of the joint ventures is set out below. The summarized financial information below represents amounts shown in the joint venture’s financial statements.

	Vientos Sudamericanos Chubut Norte IV S.A.	Vientos Patagónicos Chubut Norte III S.A.	Vientos de Necochea S.A.
	December 31, 2025
Statement of financial position
Current assets (2)	20,674	11,954	9,620
Non-current assets	102,547	72,015	55,949
Current liabilities (3)	30,473	17,698	7,122
Non-current liabilities (3)	70,179	48,809	42,439
Shareholders’ equity	22,569	17,462	16,008

	For the year ended December 31, 2025
Statement of profit or loss and other comprehensive income
Revenues (1)	17,911	12,121	9,895
Cost of sales	(6,938)	(4,691)	(4,686)
Administrative expenses	(105)	(84)	(112)
Other expenses, net	(78)	(111)	(153)
Finance expenses, net	(4,479)	(3,301)	(4,453)
Profit before income tax	6,311	3,934	491
Income tax	(7,782)	(2,742)	(1,608)
Net (loss) profit for the year (4)	(1,471)	1,192	(1,117)
Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	Vientos Sudamericanos Chubut Norte IV S.A.	Vientos Patagónicos Chubut Norte III S.A.	Vientos de Necochea S.A.	Total
	For the year ended December 31, 2025
Net assets of the joint venture	22,569	17,462	16,008	-
Proportion of the Company’s ownership interest in the joint venture	51%	51%	50%	-
Carrying amount of the Company’s interest in the joint venture	11,510	8,906	8,004	28,420
Contributions (distributions)	48	(727)	-	(679)
Company’s interest in the joint venture	11,558	8,179	8,004	27,741

Evolution of Interests in Joint Ventures:
Balance at the beginning of the year	12,309	7,570	8,562	28,441
Total comprehensive (loss) income for the year	(751)	609	(558)	(701)
Balance at the end of the year	11,558	8,179	8,004	27,741
__________________
(1)For each company, 100% of sales from electric power generation have been made to CAMMESA.
(2)Includes cash and cash equivalents for an amount of 8,360, 5,951 and 4,044 corresponding to Vientos Sudamericanos Chubut Norte IV S.A., Vientos Patagónicos Chubut Norte III S.A. and Vientos de Necochea S.A., respectively.
(3)Includes current and non current financial debt with third parties in the amount of 50,604, 34,559 and 27,515 corresponding to Vientos Sudamericanos Chubut Norte IV S.A., Vientos Patagónicos Chubut Norte III S.A. and Vientos de Necochea S.A., respectively.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
(4)Includes depreciation of Property, plant and equipment for an amount of 4,026, 2,756 and 2,351 corresponding to Vientos Sudamericanos Chubut Norte IV S.A., Vientos Patagónicos Chubut Norte III S.A. and Vientos de Necochea S.A., respectively.

	Vientos Sudamericanos Chubut Norte IV S.A.	Vientos Patagónicos Chubut Norte III S.A.	Vientos de Necochea S.A.
	December 31, 2024
Statement of financial position
Current assets (2)	24,789	13,308	7,346
Non-current assets	114,080	77,384	58,485
Current liabilities (3)	25,965	16,014	6,825
Non-current liabilities (3)	88,863	58,410	41,882
Shareholders’ equity	24,041	16,268	17,124

	For the year ended December 31, 2024
Statement of profit or loss and other comprehensive income
Revenues (1)	18,303	12,031	10,566
Cost of sales	(6,588)	(4,413)	(4,516)
Administrative expenses	(88)	(71)	(115)
Other expenses, net	(263)	(159)	(155)
Finance expenses, net	(4,467)	(3,065)	(6,876)
Profit (loss) before income tax	6,897	4,323	(1,096)
Income tax	(8,786)	(6,174)	(2,042)
Net loss for the year (4)	(1,889)	(1,851)	(3,138)
Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	Vientos Sudamericanos Chubut Norte IV S.A.	Vientos Patagónicos Chubut Norte III S.A.	Vientos de Necochea S.A.	Total
	For the year ended December 31, 2024
Net assets of the joint venture	24,041	16,268	17,124	—
Proportion of the Company’s ownership interest in the joint venture	51%	51%	50%	—%
Carrying amount of the Company’s interest in the joint venture	12,261	8,297	8,562	29,120
Contributions (distributions)	48	(727)	—	(679)
Company’s interest in the joint venture	12,309	7,570	8,562	28,441

Evolution of Interests in Joint Ventures:
Balance at the beginning of the year	26,113	17,095	10,131	53,339
Distributions (5)	(12,841)	(8,581)	—	(21,422)
Total comprehensive loss for the year	(963)	(944)	(1,569)	(3,476)
Balance at the end of the year	12,309	7,570	8,562	28,441
__________________
(1)For each company, 100% of sales from electric power generation have been made to CAMMESA.
(2)Includes cash and cash equivalents for an amount of 7,036, 5,550 and 4,876 corresponding to Vientos Sudamericanos Chubut Norte IV S.A., Vientos Patagónicos Chubut Norte III S.A. and Vientos de Necochea S.A., respectively.
(3)Includes current and non-current financial debt with third parties in the amount of 53,776, 36,654 and 30,011 corresponding to Vientos Sudamericanos Chubut Norte IV S.A., Vientos Patagónicos Chubut Norte III S.A. and Vientos de Necochea S.A., respectively.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
(4)Includes depreciation of Property, plant and equipment for an amount of 4,024, 2,755 and 2,340 corresponding to Vientos Sudamericanos Chubut Norte IV S.A., Vientos Patagónicos Chubut Norte III S.A. and Vientos de Necochea S.A., respectively.
(5)Corresponds to distributions from transactions with owners. See Note 6.1.3.

	Vientos Sudamericanos Chubut Norte IV S.A.	Vientos Patagónicos Chubut Norte III S.A.	Vientos de Necochea S.A.
	December 31, 2023
Statement of financial position
Current assets (2)	22,183	11,324	6,420
Non-current assets	109,888	74,731	68,810
Current liabilities (3)	9,838	6,006	4,186
Non-current liabilities (3)	74,115	48,213	50,782
Shareholders’ equity	48,118	31,836	20,262

	For the year ended December 31, 2023
Statement of profit or loss and other comprehensive income
Revenues (1)	18,723	11,011	10,768
Cost of sales	(6,372)	(4,291)	(4,284)
Administrative expenses	(87)	(71)	(145)
Other expenses, net	(315)	(196)	(222)
Finance expenses, net	(4,538)	(3,742)	(10,462)
Profit (loss) before income tax	7,411	2,711	(4,345)
Income tax	758	(1,474)	(975)
Net profit (loss) for the year (4)	8,169	1,237	(5,320)
Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	Vientos Sudamericanos Chubut Norte IV S.A.	Vientos Patagónicos Chubut Norte III S.A.	Vientos de Necochea S.A.	Total
	For the year ended December 31, 2023
Net assets of the joint venture	48,118	31,836	20,262	—
Proportion of the Company’s ownership interest in the joint venture	51%	51%	50%	—
Carrying amount of the Company’s interest in the joint venture	24,540	16,236	10,131	50,907
Contributions	1,573	859	—	2,432
Company’s interest in the joint venture	26,113	17,095	10,131	53,339

Evolution of Interests in Joint Ventures:
Balance at the beginning of the year	23,219	17,025	12,792	53,036
Distributions (5)	(1,271)	(562)	—	(1,833)
Total comprehensive profit (loss) for the year	4,165	632	(2,661)	2,136
Balance at the end of the year	26,113	17,095	10,131	53,339
__________________
(1)For each company, 100% of sales from electric power generation have been made to CAMMESA.
(2)Includes cash and cash equivalents for an amount of 7,287, 4,928 and 3,877 corresponding to Vientos Sudamericanos Chubut Norte IV S.A., Vientos Patagónicos Chubut Norte III S.A. and Vientos de Necochea S.A., respectively.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
(3)Includes current and non-current financial debts with third parties in the amount of 56,430, 38,473 and 32,237 corresponding to Vientos Sudamericanos Chubut Norte IV S.A., Vientos Patagónicos Chubut Norte III S.A. and Vientos de Necochea S.A., respectively.
(4)Includes depreciation of property, plant and equipment for an amount of 4,024, 2,751 and 2,374 corresponding to Vientos Sudamericanos Chubut Norte IV S.A., Vientos Patagónicos Chubut Norte III S.A. and Vientos de Necochea S.A., respectively.
(5)Corresponds to distributions from transactions with owners. See Note 6.1.3.
b.2.1. Financing of Necochea Wind Farm
On August 2, 2019, Vientos de Necochea S.A., a joint venture of the Company and Centrales de la Costa Atlántica S.A., entered into a project financing agreement for the development of the Necochea wind farm (38 MW). Through an A-B financing agreement, the joint venture entered into financing agreements for up to US$ 51 million that will be used for the construction and start-up costs of the projects.
Financing Agreement A includes a guaranteed tranche and an uncovered tranche. The guaranteed tranche is provided by Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO) and is guaranteed by the Danish EKF Export Credit Agency (EKF), and the second tranche, Financing Agreement B, is provided directly by FMO. The transaction is organized by Sumitomo Mitsui Banking Corporation (SMBC) and FMO.
The financing agreements contain clauses that limit the ability of the subsidiaries to pay dividends and provide for the granting of various guarantees in favor of creditors, among which are the transfer of real usufruct rights over the buildings where the Projects will be installed, direct, fiduciary or guarantee transfers, total or partial, of certain rights of the subsidiaries, including the collection rights under the Contract for the supply of renewable electricity entered into with CAMMESA, insurance and other documents related to wind farms; pledge on shares that represent 100% of the capital stock of the joint venture, guarantees in bank accounts and pledge on the main assets of the projects.
On January 13, 2020, the Company received a disbursement of US$ 30.3 million that includes the guaranteed tranche and the uncovered tranche. The interest rate on the financing was equivalent to a rate of 3.36% for the guaranteed tranche and a rate of 7.92 % for the tranche not covered, both tranches payable semi-annually.
On October 16, 2020, the Company agreed to reduce the loan granted by FMO - Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. Consequently, the total financing committed for the construction of the Necochea wind farm was reduced by US$ 6.73 million and therefore the maximum amount committed reached US$ 44.27 million.
On March 12, 2021, the joint venture received a final disbursement of US$ 13.9 million, totaling as of December 31, 2022 disbursements for US$ 44 million, that is, for the entire amount committed by the Lenders.
Given that LIBOR will cease to be in force as of June 30, 2023, on April 20, 2023, the Company has signed an addendum in which it is established that the new floating rate of the loan will be Term SOFR for debt services after October 2023.
As of December 31, 2025, the joint ventures received disbursements totaling US$ 44 million, that is, for the entire amount committed by the Lenders. The principal owed under the disbursement has been paid semiannually beginning on October 30, 2020, totaling US$ 30 million as of December 31, 2025.
b.2.2. Financing of Chubut Norte III and IV Wind Farm
On July 15, 2019, Vientos Patagónicos Chubut Norte III S.A. and Vientos Sudamericanos Chubut Norte IV S.A, both joint ventures of the Company and Pan American Energy SL (“PAE”), entered into financing agreements for the Chubut Norte III and Chubut Norte IV wind farms (141 MW). The joint ventures entered into financing agreements for up to US$ 131 million that will be used for the construction and start-up costs of the projects.
The financing agreements include a 15-year guaranteed non-recourse loan from Kreditanstalt FürWiederaufbau (KfW). The KfW loan is guaranteed by the German Export Credit Agency Euler Hermes through a comprehensive export political and commercial credit insurance agreement.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
On July 16, 2019, the Company and its subsidiary MyC Energía S.A. agreed to the transfer to Pan American Fueguina S.A., a subsidiary of Pan American Energy SL, of 49% of the equity interest of Vientos Patagónicos and Vientos Sudamericanos subject to the fulfillment of certain precedent conditions. On August 26, 2019, the transfer of the shares was completed.
On October 27, 2021, the financing agreements were amended with the objective of adjusting the repayment schedule to the current situation of the wind farms. The principal owed as established in the new repayment schedule started being paid semi-annually beginning on October 29, 2021. The amendments to the financing agreements implied a reduction of US$ 1.5 million on the original committed amount.
As of December 31, 2025, total disbursements received by the joint ventures amount to US$130 million, representing the full amount committed by the lenders. Principal related to these disbursements has been repaid semi-annually since October 29, 2021, totaling US$99.3 million as of December 31, 2025.

	December 31, 2025	December 31, 2024	December 31, 2023
c)Trade receivables:
Current
Trade receivables - Electric power generation	36,282	35,390	35,980
Unbilled revenues of electric power generation	35,362	29,168	21,428
Related parties (Note 6)	2,347	1,495	734
Trade receivables - Sale of gas and gas transportation	3,163	2,295	1,103
Unbilled revenues of gas and gas transportation	1,765	2,055	2,145
Checks to be deposited	2,679	—	—
	81,598	70,403	61,390

Aging of trade receivables
Past due
Up to three months	6,655	4,459	7,239
From three to six months	30	34	14
From six to nine months	14	15	20
From nine to twelve months	16	2	—
More than one year (1)	619	811	1,006
Past due balance at end of the year	7,334	5,321	8,279
Not past due at end of the year	74,264	65,082	53,111
Balance at end of the year	81,598	70,403	61,390
__________________
(1)Includes uncollected past due current trade receivables with ENARSA (ex IEASA) of 604, 779 and 995 as of December 31, 2025, 2024 and 2023, respectively (Note 11.1.1).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

d)Other receivables:
Current
Financial assets
Related parties (Note 6) (1)	6,455	3,734	3,689
Credit related to the sale of companies (2)	421	421	421
Other receivables to collect	2,129	3,869	4,599
Receivable for investment in Patagonian Pipeline	4	6	8
	9,009	8,030	8,717
Prepayments, tax receivables and others
Prepaid insurance	1,444	1,328	758
Value added tax, net of perceptions and withholdings	1,716	3,265	5,601
Income tax advances and withholdings	19	30	22
Advanced payments to suppliers	298	816	301
Turnover tax credit	803	101	22
Miscellaneous	3,909	2,673	875
	8,189	8,213	7,579
	17,198	16,243	16,296

Non-current
Financial assets
Related parties (Note 6) (1)	27,716	36,207	15,708
Receivable for investment in Patagonian Pipeline	25	36	47
	27,741	36,243	15,755

Prepayments, tax receivables and others
Advanced payments to suppliers of property, plant and equipment (3)	9,405	15,776	10,812
Expenses paid in advance	1,368	1,211	7,159
Deferred income tax asset	114	335	268
	10,887	17,322	18,239
	38,628	53,565	33,994
__________________
(1)As of December 31, 2025, 2024 and 2023 it corresponds to loans granted by the Company to its joint ventures Vientos Sudamericanos S.A. and Vientos Patagonicos S.A. for a nominal value of US$ 23 million, US$ 37 million and US$ 47.4 million, respectively.
(2)Corresponds to the credit held with Pan American Fueguina associated with the sale of 49% of the shares of Vientos Sudamericanos Chubut Norte IV S.A. and Vientos Patagonicos Chubut Norte III S.A.
(3)As of December 31, 2025, it mainly corresponds to advance payments to suppliers for property, plant and equipment acquisitions related to the San Rafael, Anchoris, and San Juan Sur projects. As of December 31, 2024, it primarily corresponds to advance payments to suppliers for property, plant and equipment acquisitions related to the Malargüe I, San Rafael, and Anchoris projects. As of December 31, 2023 it corresponds to advanced payments to suppliers for property, plant and equipment acquisitions in relation to the projects La Elbita, Tocota III and Malargüe I (previously known as Los Molles), principally

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

e)Inventories:
Current
Materials and spare parts	4,595	3,576	2,288
	4,595	3,576	2,288

Non-current
Materials and spare parts	12,177	10,859	8,944
	12,177	10,859	8,944

f) Property, plant and equipment:
	2025
	Cost
Main account	At the beginning of the year	Increases		Decreases		Transfers	Foreign currency exchange difference	At the end of the year
Land	8,738	—		—		—	(154)	8,584
Furniture and fixture	207	—		—		—	(2)	205
Machinery	3,696	—		—		—	—	3,696
Computer equipment	5,806	548		—		—	(11)	6,343
Communication equipment	82	—		—		—	—	82
Vehicles	3,161	406		(343)		—	(1)	3,223
Buildings and installations	17,503	335		—		—	(91)	17,747
Tools	2,405	129		—		—	(3)	2,531
Pipelines	2,033	—		—		—	(513)	1,520
Conventional generation equipment	396,790	30		(21,703)	(3)	7,972	(6,765)	376,324
Wind Farm(2)	1,186,168	4,695		—		26,167	—	1,217,030
Solar Photovoltaic Plant (2)	203,429	27,203		(18,002)	(4)	351,600	1	564,231
Work in progress(2)	225,851	300,178		—		(385,739)	(247)	140,043
Right of use	14,106	8,974		(99)		—	—	22,981
Spare parts	—	1,027		—		—	—	1,027
Total 2025	2,069,975	343,525	(2)	(40,147)		—	(7,786)	2,365,567

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

	2025
	Accumulated depreciation
Main account	Accumulated at the beginning of the year	Annual depreciation rate	Increases	Decreases		Foreign currency exchange difference	Accumulated at the end of the year	Book value at December 31, 2025 (1)	Impairment allowance	Net book value at December 31, 2025 (1)
Land	—	—	—	—		—	—	8,584	—	8,584
Furniture and fixture	146	—	7	—		(1)	152	53	—	53
Machinery	2,591	—	170	—		1	2,762	934	—	934
Computer equipment	4,033	—	1,056	—		(10)	5,079	1,264	—	1,264
Communication equipment	61	—	4	—		1	66	16	—	16
Vehicles	1,765	—	454	(305)		73	1,987	1,236	—	1,236
Buildings and installations	5,953	—	739	—		(28)	6,664	11,083	—	11,083
Tools	1,242	—	189	—		(3)	1,428	1,103	—	1,103
Pipelines	2,033	3%-7%	—	—		(513)	1,520	—	—	—
Conventional generation equipment	298,083	5%-10%	13,903	(13,348)	(3)	(2,841)	295,797	80,527	(9,827)	70,700
Wind farm	256,392	3%-5%	42,466	—		—	298,858	918,172	—	918,172
Solar Photovoltaic Plant	22,597	—	13,006	(1,249)	(4)	—	34,354	529,877	—	529,877
Work in progress	—	—	—	—		—	—	140,043	(3,017)	137,026
Right of use	5,308	4%-33%	951	(56)		(1)	6,202	16,779	—	16,779
Spare parts	—		—	—		—	—	1,027	—	1,027
Total 2025	600,204		72,945	(14,958)		(3,322)	654,869	1,710,698	(12,844)	1,697,854
__________________
(1)As of December 31, 2025 includes 10,981 corresponding to capitalized interest payments associated with the construction of the Anchoris, San Rafael and San Juan Sur solar farms projects up to the date of commercial authorization.
(2)As of December 31, 2025 includes 90,554 corresponding to capitalized dispatch priority charges, net of decreases related to desisted projects.
(3)It is mainly related to the sale of thermal power plant equipment, which is included in Note 5.q.
(4)As of December 31, 2025, includes a decrease in Solar Photovoltaic Plant as mentioned in Note 10.

	2024
	Cost
Main account	At the beginning of the year	Increases		Decreases		Transfers	Foreign currency exchange difference	At the end of the year
Land	8,115	46		(373)		—	950	8,738
Furniture and fixture	165	32		—		—	10	207
Machinery	3,868	28		(200)		—	—	3,696
Computer equipment	4,902	730		(75)		199	50	5,806
Communication equipment	61	21		—		—	—	82
Vehicles	2,270	888		—		—	3	3,161
Buildings and installations	15,564	1,251		—		129	559	17,503
Tools	1,957	429		—		—	19	2,405
Pipelines	982	—		—		—	1,051	2,033
Conventional generation equipment(1)	424,356	602		(72,702)	(4)	2,719	41,815	396,790
Wind Farm(3)	926,724	28,200		(8,251)		239,494	1	1,186,168
Solar Photovoltaic Plant(3)	166,417	5,206		—		31,805	1	203,429
Work in progress(3)	266,614	246,332		(13,747)		(274,346)	998	225,851
Right of use on land and buildings	8,069	6,037		—		—	—	14,106
Total 2024	1,830,064	289,802	(2)	(95,348)		—	45,457	2,069,975

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

	2024
	Accumulated depreciation
Main account	Accumulated at the beginning of the year	Annual depreciation rate	Increases	Decreases		Foreign currency exchange difference	Accumulated at the end of the year	Book value at December 31, 2024 (2)	Impairment allowance	Net book value at December 31, 2024 (2)
Land	—	—%	—	—		—	—	8,738	—	8,738
Furniture and fixture	132	10%	4	—		10	146	61	—	61
Machinery	2,550	10%	221	(180)		—	2,591	1,105	—	1,105
Computer equipment	2,881	33%	1,179	(75)		48	4,033	1,773	—	1,773
Communication equipment	61	33%	1	—		(1)	61	21	—	21
Vehicles	1,512	20%	323	—		(70)	1,765	1,396	—	1,396
Buildings and installations	5,189	10%	643	—		121	5,953	11,550	—	11,550
Tools	1,066	10%	160	—		16	1,242	1,163	—	1,163
Pipelines	982	3%-7%	—	—		1,051	2,033	—	—	—
Conventional generation equipment (1)	323,552	5%-10%	17,203	(59,345)	(4)	16,673	298,083	98,707	(12,007)	86,700
Windfarm	220,401	3%-5%	39,490	(4,088)		589	256,392	929,776	—	929,776
Solar Photovoltaic Plant	15,831	3%	6,766	—		—	22,597	180,832	—	180,832
Work in progress	—	—%	—	—		—	—	225,851	(3,017)	222,834
Right of use on land and buildings	4,655	4%-33%	648	—		5	5,308	8,798	—	8,798
Total 2024	578,812		66,638	(63,688)		18,442	600,204	1,469,771	(15,024)	1,454,747
__________________
(1)As of December 31, 2024, includes a residual value of 2,907 related to thermal power plants that are no longer connected to the SADI described in Note 10.
(2)As of December 31, 2024, includes 9,522 corresponding to capitalized interest payments associated with the construction of the La Elbita wind farm, Malargüe I, Anchoris and San Rafael solar farms project up to the date of commercial authorization.
(3)As of December 31, 2024, includes 67,924 corresponding to capitalized dispatch priority charges, net of decreases related to desisted projects, which are included in Other (expenses) income, net Note 5.q.
(4)As of December 31, 2024, it corresponds mainly to write-offs from the sales of Generation Equipment mentioned in Note 10, which are recorded within Other (expenses) income, net Note 5.q.

	2023
	Cost
Main account	At the beginning of the year	Increases		Decreases	Transfers	Foreign currency exchange difference	At the end of the year
Land	8,518	223		—	—	(626)	8,115
Furniture and fixture	171	—		—	—	(6)	165
Machinery	4,016	9		(157)	—	—	3,868
Computer equipment	3,462	242		(2)	1,228	(28)	4,902
Communication equipment	61	—		—	—	—	61
Vehicles	1,962	533		(223)	—	(2)	2,270
Buildings and installations	15,724	208		—	—	(368)	15,564
Tools	1,701	269		—	—	(13)	1,957
Pipelines	16,239	—		—	—	(15,257)	982
Conventional generation equipment(1)	454,329	—		(8,543)	6,138	(27,568)	424,356
Wind Farm(3)	926,582	142		—	—	—	926,724
Solar Photovoltaic Plant(3)	83,938	85		—	82,394	—	166,417
Work in progress(3)	84,618	271,755		—	(89,760)	1	266,614
Right of use on land and buildings	6,804	1,265			—	—	8,069
Total 2023	1,608,125	274,731	(2)	(8,925)	—	(43,867)	1,830,064

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

	2023
	Accumulated depreciation
Main account	Accumulated at the beginning of the year	Annual depreciation rate	Increases	Decreases	Foreign currency exchange difference	Accumulated at the end of the year	Book value at December 31, 2023(2)	Impairment allowance	Net book value at December 31, 2023(2)
Land	—	—%	—	—	—	—	8,115	—	8,115
Furniture and fixture	128	10%	10	—	(6)	132	33	—	33
Machinery	2,404	10%	241	(96)	1	2,550	1,318	—	1,318
Computer equipment	2,519	33%	391	(2)	(27)	2,881	2,021	—	2,021
Communication equipment	59	33%	1	—	1	61	—	—	—
Vehicles	1,401	20%	293	(180)	(2)	1,512	758	—	758
Buildings and installations	4,807	10%	429	—	(47)	5,189	10,375	—	10,375
Tools	941	10%	135	—	(10)	1,066	891	—	891
Pipelines	15,154	3%-7%	741	—	(14,913)	982	—	—	—
Conventional generation equipment (1)	326,569	5%-10%	14,419	(8,329)	(9,107)	323,552	100,804	(13,549)	87,255
Windfarm	186,780	3%-5%	34,462	—	(841)	220,401	706,323	—	706,323
Solar Photovoltaic Plant	11,228	3%	4,603	—	—	15,831	150,586	—	150,586
Work in progress	—	—%	—	—	—	—	266,614	(3,017)	263,597
Right of use on land and buildings	4,050	4%-33%	605	—	—	4,655	3,414	—	3,414
Total 2023	556,040		56,330	(8,607)	(24,951)	578,812	1,251,252	(16,566)	1,234,686
__________________
(1)As of December 31, 2023, includes a residual value of 18,708 related to thermal power plants that are no longer connected to the SADI described in Note 10 for which management and the board of directors are evaluating different alternatives for the destination of the assets (among them, the sale of the equipment). The recoverable value of these assets is based on the estimates of the value in use and value of disposal as applicable by current accounting standards. See Note 10.
(2)As of December 31, 2023 includes 12,295 corresponding to capitalized interest payments associated with the construction of the Sierras de Ullum solar farm and La Elbita wind farm and Tocota III solar farm projects up to the date of commercial authorization.
(3)As of December 31, 2023 includes 22,606 corresponding to capitalized dispatch priority charges.
The following table reflects the evolution of the impairment allowance for property, plant and equipment:

Allowance as of:	At the beginning of the year	Decreases		Additions		At the end of the year
December 31, 2025	15,024	(2,181)	(1)	—		12,844
December 31, 2024	16,566	(7,756)	(2)	6,214	(1)	15,024
December 31, 2023	21,144	(2,102)		2,476	(1)	16,566
__________________
(1)Corresponds to the result from the restatement in constant currency (IAS 29) of Genneia Desarrollos S.A., which has the Argentine Peso as its functional currency in property, plant and equipment of Genneia Desarrollos S.A., net of foreign currency exchange differences.
(2)As of December 31, 2024 it includes decreases in the allowance of 6,348, related to the generation equipment sold, which is included in the line “Gain from sales of generation equipment” in Note 5.q.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

g) Intangible assets:
	December 31, 2025
	Cost		Accumulated depreciation
Main account	At the beginning of the year	At the end of the year	Accumulated at the beginning of the year	Annual depreciation rate	Increases	Accumulated at the end of the year	Book value at December 31, 2025	Impairment allowance	Net book value at December 31, 2025
Contracts with customers (Puerto Madryn Project)	4,260	4,260	787	20%	142	929	3,331	—	3,331
Contracts acquired in a business combination (1)	37,696	37,696	26,533	9%/20%	3,834	30,367	7,329	(3,775)	3,554
Total 2025	41,956	41,956	27,320		3,976	31,296	10,660	(3,775)	6,885

	December 31, 2024
	Cost		Accumulated depreciation
Main account	At the beginning of the year	At the end of the year	Accumulated at the beginning of the year	Annual depreciation rate	Increases	Accumulated at the end of the year	Book value at December 31, 2024	Impairment allowance	Net book value at December 31, 2024
Contracts with customers (Puerto Madryn Project)	4,260	4,260	645	20%	142	787	3,473	—	3,473
Contracts acquired in a business combination(1)	37,696	37,696	22,699	9%/20%	3,834	26,533	11,163	(4,064)	7,099
Total 2024	41,956	41,956	23,344		3,976	27,320	14,636	(4,064)	10,572

	December 31, 2023
	Cost		Accumulated depreciation
Main account	At the beginning of the year	At the end of the year	Accumulated at the beginning of the year	Annual depreciation rate	Increases	Accumulated at the end of the year	Book value at December 31, 2023	Impairment allowance	Net book value at December 31, 2023
Contracts with customers (Puerto Madryn Project)	4,260	4,260	503	20%	142	645	3,615	—	3,615
Contracts acquired in a business combination(1)	37,696	37,696	18,865	9%/20%	3,834	22,699	14,997	(4,352)	10,645
Total 2023	41,956	41,956	19,368		3,976	23,344	18,612	(4,352)	14,260
__________________
(1)It corresponds to the acquired PPA of the Trelew wind farm and Ullum I, II, III solar farms described on Note 10.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

		December 31, 2025		December 31, 2024	December 31, 2023
h)	Trade payables:
	Current
	Trade	155,754		96,190	74,494
	Advances from customers (Note 10)	636		3,386	—
	Accruals	48,061		75,004	42,531
	Related parties (Note 6)	81		81	81
		204,532		174,661	117,106
	Aging of accounts payable
	Past Due
	Up to three months	3,617		7,406	16,613
	From three to six months	64		930	925
	From six to nine months	40		16	5,859
	From nine to twelve months	82		820	183
	More than one year (1)	39,970		39,227	39,806
	Past due balance at end of the year	43,773		48,399	63,386
	Not past due at end of the year	160,759	(2)	126,262	53,720
	Balance at end of the year	204,532		174,661	117,106
__________________
(1)Includes past due accounts payable to ENARSA (ex IEASA) for an amount of 38,442 as of December 31, 2025, 2024 and 2023 see Note 11.1.1.
(2)It also includes balances to be due according to the following: (i) 103,939 for up to three months, (ii) 27,455 for three to six months, (iii) 29,365 for nine to twelve months.

i)	Financial debt:	December 31, 2025		December 31, 2024		December 31, 2023
	Current
	Corporate bonds	150,472		86,014		123,742
	Loans and other bank debts	51,265		57,380		27,783
	Related parties (Note 6)	—		—		1,886
	Lease liabilities	1,542		1,243		1,240
		203,279	(1)	144,637	(1)	154,651	(1)

	Non-current
	Corporate bonds	643,361		512,437		451,782
	Loans	307,656		210,050		217,603
	Lease liabilities	15,225		7,352		2,218
		966,242	(1)	729,839	(1)	671,603	(1)
__________________
(1)Current financial debt is net of expenses of 2,757, 1,846and 1,669 as of December 31, 2025, 2024 and 2023, respectively, corresponding to fees and costs demanded in the structuring of loans and the issuance of corporate bonds. Non-current financial debt is net of expenses of 23,823, 21,279 and 26,846 as of December 31, 2025, 2024 and 2023, respectively, corresponding to fees and costs demanded in the structuring of loans and the issuance of corporate bonds.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
Detail of interest rates of financial debt:

Financial debt	Outstanding principal as of December 31, 2025	Interest Rate	Date of issuance	Date of maturity
Corporate bonds in US$ fixed rate	797,857	0% - 8.75%	2018 - 2025	2025 - 2033
Project finance in US$ fixed rate	57,848	4.73% - 7.27%	2018 - 2020	2025 - 2034
Project finance in US$ variable rate	99,336	Term SOFR 6M + 1.20%	2018 - 2020	2025 - 2034
Corporate Financing from FMO and FINDEV and FMO, FINDEV and PROPARCO in US$ fixed rate	120,284	8.91% - 9.75%	2023 - 2025	2025 - 2034
Corporate Financing from FMO and FINDEV Loan in US$ variable rate	6,133	Term SOFR 6M + 5.20%	2023 - 2024	2025 - 2032
Bank loans in US$ fixed rate	25,400	3% - 6.75%	2025	2025 - 2028
Bank loans in CNY fixed rate	51,232	6%	2025	2030
Banks overdrafts in AR$ fixed rate	10,768	70% - 75%	2025	2025

	December 31, 2025	December 31, 2024	December 31, 2023
Detail of loans:
Corporate bonds
Series XXXI Corporate bonds (Note 5.i.1.1)	—	212,809	283,853
Series XXXIV Corporate bonds (Note 5.i.1.1)	—	—	7,945
Series XXXV Corporate bonds (Note 5.i.1.1)	—	—	38,799
Series XXXVI Corporate bonds (Note 5.i.1.1)	49,640	49,571	49,501
Series XXXVII Corporate bonds (Note 5.i.1.1)	29,861	29,796	29,730
Series XXXVIII Corporate bonds (Note 5.i.1.1)	73,449	73,386	73,324
Series XXXIX Corporate bonds (Note 5.i.1.1)	30,002	29,952	29,902
Series XL Corporate bonds (Note 5.i.1.1)	—	10,970	11,076
Series XLI Corporate bonds (Note 5.i.1.1)	30,655	31,881	33,110
Series XLII Corporate bonds (Note 5.i.1.1)	16,460	17,381	18,284
Series XLIII Corporate bonds (Note 5.i.1.2.1)	20,699	20,638	—
Series XLIV Corporate bonds (Note 5.i.1.2.1)	12,530	12,474	—
Series XLVI Corporate bonds (Note 5.i.1.2.1)	60,351	61,044	—
Series XLVII Corporate bonds (Note 5.i.1.2.1)	48,647	48,549	—
Series XLVIII Corporate bonds (Note 5.i.1)	28,144	—	—
Series XLIX Corporate bonds (Note 5.i.1)	393,395	—	—
Loans and other bank debts
Corporate Financing from FMO and FINDEV (Note 5.i.2.4)	73,295	83,719	69,501
Corporate Financing from FMO, FINDEV and PROPARCO (Note 5.i.2.5)	51,432	—	—
Project Finance Pomona I - Genneia Vientos del Sudoeste S.A. (Note 5.i.2.1)	71,749	76,973	82,051
Project Finance Chubut Norte I - Genneia Vientos del Sur S.A. (Note 5.i.2.2)	29,713	32,413	34,617
Project Finance Villalonga I - Genneia Vientos Argentinos S.A. (Note 5.i.2.2)	45,236	49,338	53,190
KfW Corporate Loan Pomona II and Chubut Norte II - Genneia S.A. (Note 5.i.2.3)	—	—	2,741

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

	December 31, 2025	December 31, 2024	December 31, 2023
Banco de la Nación Argentina (Note 5.i.2.7)	10,629	—	—
Industrial and Commercial Bank of China (Argentina) S.A.U. (Note 5.i.2.8)	51,203	—	—
Banco Patagonia S.A.	—	—	94
Banco Galicia S.A.	—	—	937
Banco Santander S.A.	—	—	—
Banks overdraft	10,768	17,591	2,255
Eurobanco Bank - Parque Eólico Loma Blanca IV S.A.U. (Note 5.i.2.6)	—	7,396	—
BBVA - Parque Eólico Loma Blanca IV S.A.U. (Note 5.i.2.6)	14,896	—	—
Related parties
Banco Macro S.A.	—	—	1,886
Lease liabilities
Lease liabilities Genneia S.A.	14,081	6,173	901
Lease liabilities Parque Eólico Loma Blanca IV S.A.U.	1,177	891	1,005
Lease liabilities Genneia Vientos del Sudoeste S.A.	1,469	1,491	1,512
Lease liabilities Genneia La Florida S.A.	40	40	40
Total financial debt (current and non-current)	1,169,521	874,476	826,254
Additional information on Financial debt
I.1. Corporate bonds
i.1.1. Global Notes Programs. Frequent Issuer Program.
The Company maintains a global program for the issuance of simple corporate bonds, hereinafter referred indistinctly as to “corporate bonds” or “notes”, not convertible into shares, in the short, medium or long term, for a maximum outstanding amount of nominal value US$ 800,000,000 (or its equivalent in other currencies) (the “Program"). The Program was approved by resolutions of the Board of Directors and the Extraordinary General Meetings of Shareholders of the Company on July 2, 2008, April 17, 2013 and May 31, 2016 and January 4, 2018 and by resolutions of the Board of Directors of the Company, as well as, the National Securities Commission (in Spanish, “Comisión Nacional de Valores” or “CNV”) Resolutions No. 15,987 dated September 25, 2008, No. 17,245 dated December 12, 2013 and No. 18,345 dated November 10, 2016 and Resolution of the Issuers Management of the CNV DI-2018-52-APN-GE#CNV dated October 26, 2018.
On March 19, 2021, the Company's Extraordinary General Shareholders' Meeting approved by resolution the creation of a global Frequent Issuer program for the issuance of simple corporate bonds, not convertible into shares, in the short, medium or long term, for a maximum outstanding amount of nominal value US$ 800,000,000 (or its equivalent in other currencies) (the "Frequent Issuer Program"). The registration of Frequent Issuer No. 15 was granted through Provision No. DI-2021-10-APN-GE#CNV of the Issuers Management of the CNV dated April 19, 2021. Under the registration of a Frequent Issuer Program in CNV, the Company can obtain some benefits in the process of issuance of corporate bonds in the market such as, shorter diffusion period and structuring costs.
On April 25, 2024, the Company's Extraordinary General Shareholders' Meeting approved by resolution the increase in the amount of the Frequent Issuer Program for up to US$ 2,000 million. In this sense, considering that the outstanding principal of the Corporate bonds issued under the Frequent Issuer Program represents an amount equivalent to US$ 797.9 million, the Company has a residual amount to be issued equivalent to US$ 1,202.1 million as of the date of issuance of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
The following table summarizes the main terms and conditions of the Company's notes outstanding as of December 31, 2025, 2024 and 2023:

	Global Notes (Series XXXI)	Notes (Series XXXVI)	Notes (Series XXXVII)	Notes (Series XXXVIII)	Notes (Series XXXIX)	Notes (Series XL)	Notes (Series XLI)	Notes (Series XLII)
Issuance date	09/02/21	12/23/21	11/11/22	02/10/23	07/14/23	07/14/23	07/14/23	11/16/23
Nominal amount (in thousands of US$)	366,118	50,000	29,917	73,432	30,000	10,867	30,000	15,196
Annual nominal interest rate	8.75%	5.65%	—%	4.5%	2%	5.5%	—%	—%
Use of proceeds	Refinancing of the debt in accordance with article 36 of the Law of Corporate Bonds and General Resolution No. 861 of the CNV. The Issuer did not receive any cash funds.	Investments in physical assets and capital goods located in the country for the development and construction of the Sierras de Ullum Solar Farm Project.
Investments in physical assets
and capital goods located in the country for the development and construction of the of the Tocota III Solar Farm Project and the La Elbita I and La Elbita II Wind Projects.
Investments in physical assets and capital goods located in the country for the development and construction of the of the Tocota III Solar Farm Project and/or the La Elbita I Wind Project.
Payment and/or repayment of liabilities (including, without limitation, the payment of capital and interest corresponding to the Obligations
Class XXIX Corporate Bonds and/or Class XXXII Corporate Bonds).
Investments in physical assets and capital goods located in the country for the development and construction of the of the Tocota III Solar Farm Project and/or the La Elbita Wind Project.
Payment and/or repayment of liabilities (including, without limitation, the payment of capital and interest corresponding to the Obligations
Class XXIX Corporate Bonds and/or Class XXXII Corporate Bonds).
Payment and/or prepayment of the Company and its subsidiaries’s liabilities. Finance productive projects for electric power generation in Argentina
Maturity date	09/02/27	12/23/31	11/11/26	02/10/33	07/14/28	07/14/25	07/14/26	05/16/27
Additional Information	Guaranteed by a guarantee trust, whose trust assets are the collection rights under the PPAs Madryn and Madryn II.	Unsecured	Unsecured	Unsecured	Unsecured	Unsecured	Unsecured	Unsecured
__________________
(1)On November 11, 2022, the Class XXXV Notes were reopened at a price of 107.75% for an amount of US$20,884 (“Additional Class XXXV Notes”). The terms and conditions of the Class XXXV Corporate Bonds, with the exception of the issuance date and the issuance price, remained unchanged.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

	Notes (Series XLIII)	Notes (Series XLIV)	Notes (Series XLVI)	Notes (Series XLVII)	Notes (Series XLVIII)	Notes (Series XLIX)
Issuance date	03/08/2024	03/08/2024	06/27/2024	10/17/2024	03/05/2025	12/02/2025
Nominal amount (in thousands of US$)	20,698	12,503	60,000	48,350	32,000	400,000
Annual nominal interest rate	6.25%	5.00%	2.00%	6.00%	6.50%	7.75%
Use of proceeds	Investments in physical assets and capital goods located in the country destined for the development and construction of the Tocota III Photovoltaic Solar Project and/or the La Elbita Wind Project.	Investments in physical assets and capital goods located in the country destined for the development and construction of the Tocota III Photovoltaic Solar Project and/or the La Elbita Wind Project.	Investments in physical assets and capital goods located in the country destined for the development and construction of the La Elbita Wind Solar Photovoltaic Project, Malargüe I Solar Photovoltaic Project and/or Anchoris Photovoltaic Solar Project.
Payment and/or repayment of liabilities (including, without limitation, the payment of capital and interest corresponding to the Obligations
Negotiable Class XXXV) and Investments in physical assets and capital goods located in the country destined for the development and construction of the La Elbita Wind Solar Photovoltaic Project, Malargüe I Solar Photovoltaic Project and/or Anchoris Photovoltaic Solar Project.
					Investments in physical assets and capital goods located in Argentina destined for the development and construction of the San Rafael Solar Photovoltaic Project and/or Anchoris Photovoltaic Solar Project.	Investments in fixed assets and capital goods of Eligible Green Projects as detailed in the Prospectus Supplement, working capital, acquisitions and/or contributions to subsidiaries, general financing needs, and payment and/or refinancing of liabilities of the Company and/or its subsidiaries
Maturity date	03/08/2027	03/08/2026	06/27/2026	10/17/2028	03/05/2028	12/02/2033
Additional Information	Unsecured	Unsecured	Unsecured	Unsecured	Unsecured	Unsecured

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
i.1.2. Corporate Bonds, classified as “Green Bonds”
The following Notes Classes XXXI, XXXIV, XXXV, XXXV Additional, XXXVI, XXXVII, XXXVIII, XXXIV, XL, XLI, XLII, XLIII, XLIV, XLVI, XLVII, XLVIII and XLIX are aligned to the main components of the 2021 Green Bond Principles of the ICMA (International Capital Market Association) and were issued following said guidelines and the guidelines for the issuance of social, green and sustainable negotiable securities in Argentina, contemplated in Annex VII, Chapter I, Title VI of the CNV Regulations. Additionally, these Corporate Bonds are included in ByMA's Social and Sustainable Green Bonds panel.
During 2025, the following Corporate Bonds were issued, all classified as Green Bonds:
Issuance of Class XLVIII corporate bonds
On March 5, 2025, the Class XLVIII Corporate Bonds were issued, classified as Green Bonds, denominated in dollars for US$ 32 million, maturing on March 5, 2028. Class XLVIII Corporate Bonds have a coupon of 6.5%, with interest payable semiannually starting 6 (six) months from the date of issue and settlement, and the principal will be payable in full on the maturity date. The use of the funds will be allocated to the Anchoris and San Rafael solar projects.
i.1.3 International Issuance of Class XLIX corporate bonds
On December 2, 2025, the Company issued its Class XLIX Unsecured Corporate Bonds for US$400 million, at an issuance price of 98,682% under New York State law, bearing interest at 7.75% per annum payable semiannually on June 2 and December 2 of each year, with principal amortized in three equal annual installments beginning on December 2, 2031, maturing in 2033. The indenture of the bonds, contains market standard covenants for notes of this nature, including financial covenants (mainly consisting in the limitation of incurrence of additional indebtedness when exceeding the Company’s leverage and debt service coverage ratios), limitations on the incurrence of liens, provisions governing mergers and asset sales, events of default, and conditions for early redemption. Net proceeds were primarily used to repay the outstanding Class XXXI Notes, to prepay project finance facilities, including Villalonga and Chubut Norte, and to support investments aligned with the Company’s eligible green project framework.
I.2. Other financing arrangements
Project finance non-recourse
i.2.1 Financing of the Pomona I Wind Farm
On June 8, 2018, Genneia Vientos del Sudoeste S.A. ("GVSO"), a subsidiary controlled by the Company, signed a financing agreement for the Pomona I wind farm.
The financing agreements include a 16-year guaranteed non-recourse loan granted by Kreditanstalt FürWiederaufbau, Kfw Ipex-Bank Gmbh (KfW). The KfW loan is guaranteed by the Export Credit Agency of Germany Euler Hermes through a comprehensive commercial and political credit insurance agreement for export.
On August 31, 2018, all of the preceding conditions for disbursement established in the financing agreements were satisfactorily fulfilled. As of that date, the disbursements of funds have been received according to financial documentation.
The financing agreements contain clauses that limit the ability of GVSO to pay dividends and provide for the granting of various guarantees in favor of the creditors, among which are the transfer of the real rights of usufruct over the buildings of the Project, direct, fiduciary or guarantee transfers, total or partial, of certain rights of GVSO, including the collection rights under the Renewable Electricity Supply Contract entered into with CAMMESA, insurance and other documents related to the Farm; pledge on shares representing 100% of the capital stock of GVSO, all features of traditional Project Finance Non Recourse.
The interest rate on the financing was equivalent to a fixed rate of 4.73%, payable semi-annually.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
As of December 31, 2025, the entire committed amount has been disbursed, totaling US$ 120.2 million. The principal owed by virtue of the disbursements started to be paid semi-annually beginning on March 31, 2020, amounting accordingly as of December 31, 2025, 2024 and 2023 to US$ 81 million, US$ 88.4 million and US$ 96.6 million, respectively. As of December 31, 2025, 2024 and 2023 the Company maintains restricted bank balances for 7,762, 7,672 and 7,532, respectively, subject to distribution approval, see Note 5.i.3.
i.2.2. Financing of the Villalonga I Wind Farm and Chubut Norte I Wind Farm
On June 19, 2018, Genneia Vientos Argentinos S.A. ("GVA") and Genneia Vientos del Sur S.A. ("GVS"), subsidiaries wholly owned by the Company, entered into financing agreements for the Villalonga and Chubut Norte I wind farms, respectively.
The financing agreements include Guaranteed Tranches and Uncovered Tranches. A first Tranche is granted directly by the Export Credit Agency of Denmark (EKF), and second Tranche is lent by SMBC. The Tranche granted by SMBC is guaranteed by EKF through a comprehensive political and commercial export credit guarantee agreement.
Additionally, the financing includes two uncovered tranches. A 15-year uncovered and non-recourse loan granted by the Corporación Andina de Fomento (CAF) and a 15-year uncovered and non- recourse loan granted by FMO.
On October 26, 2018, all the conditions to disbursement established in the financing agreements were met. As of that date, the disbursements of funds were received.
The financing agreements contain clauses that limit the ability of GVA and GVS to pay dividends and provide for the granting of various guarantees in favor of the creditors, including the collection rights under the Renewable Electricity Supply Contracts entered into with CAMMESA, insurance and other documents related to the Farms.
Given that LIBOR will cease to be in force as of June 30, 2023, on June 30, 2023, the Company has signed an addendum in which it is established that the new floating rate of the loan will be Term SOFR for debt services after October 2023.
As of December 31, 2025, Genneia Vientos Argentinos S.A. and Genneia Vientos del Sur S.A. received accumulated proceeds of US$ 122.2 million, amount equal to the total committed amount. The principal owed by virtue of the disbursement has been paid semi-annually beginning on October 31, 2019, being the remaining balance as of December 31, 2025, 2024 and 2023 to US$ 76.1 million, US$ 82.0 million and US$ 90.7 million, respectively. For Genneia Vientos Argentinos S.A., as of December 31, 2025, 2024 and 2023 the Company maintains restricted bank balances for 13,546, 13,370 and 13,167, respectively, subject to distribution approval, see Note 5.i.3. For Genneia Vientos del Sur S.A., as of December 31, 2025, 2024 and 2023 the Company maintains restricted bank balances for 10,556, 10,394 and 10,185, respectively, subject to distribution approval, see Note 5.i.3.
i.2.3. Financing of the Pomona II Wind Farm and Chubut Norte II Wind Farm Projects
On July 23, 2019, GENNEIA S.A. signed a corporate loan of US$ 31 million with KfW for the construction of the Pomona II (12 MW) and Chubut Norte II (26 MW) wind farms. The financing implies a 4-year secured loan granted by KfW. The KfW loan is guaranteed by the German Export Credit Agency Euler Hermes.
On April 7, 2022, the Company requested KfW to reduce the committed amount by US$ 1.7 million, thus totaling US$ 29.1 million. On April 21, 2022, KfW confirmed the mentioned request. On February 18, 2020, the first disbursements were made, totaling US$ 29.1 million as of December 31, 2023.
The principal owed has been paid semiannually starting on February 28, 2020 for the Pomona II wind farm and September 4, 2020 for the Chubut Norte II wind farm, totaling US$ as of December 31, 2023. 2.8 million. The interest rate on the financing was equivalent to LIBOR plus 1.5%, payable semiannually.
As of December 31, 2024 Genneia S.A. had canceled the entire principal amount owed under this financing.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
i.2.4. Corporate Financing of the La Elbita I and II wind farms, and the Tocota III solar farm
In February 2023, the Company entered into a secured loan agreement for up to US$ 85,000,000 with a term of 10 years and amortizable semi-annually starting in June 2025, to be granted by (i) Nederlandse Financierings - Maatschappij voor Ontwikkelingslanden N.V. (FMO); and (ii) Development Finance Institute Canada (DFIC) Inc. (FINDEV) (the Creditors), for the construction, commissioning and maintenance of the wind farms La Elbita and the Tocota III solar farm. This loan will accrue interest on the amount actually disbursed every six months from June 2023.
As of December 31, 2023, the Company had received disbursements for a total of US$ 71 million from secured corporate financing from FMO and FINDEV to pay for imported equipment from the La Elbita and Tocota III Projects. On February 8, 2024, the Company received a final disbursement for US$ 14 million, so as of December 31, 2024, the Company had received disbursements for a total of US$ 85 million from secured corporate financing from FMO and FINDEV to pay for imported equipment of the La Elbita and Tocota III Projects.
The principal owed under the disbursed amount began to be paid semi-annually starting on June 10, 2025. The principal outstanding as of December 31, 2025, and 2024, amounts to US$ 74.5 million and US$ 85 million, respectively.
i.2.5. Corporate Financing of the Malargüe I and Anchoris solar farms
On October 31, 2024, the Company entered into a secured loan agreement with a term of 10 years for up to the sum of US$ 100 million, to be granted by (i) Nederlandse Financierings - Maatschappij voor Ontwikkelingslanden N.V. (FMO); (ii) Development Finance Institute Canada (DFIC) Inc. (FINDEV) and (iii) Société de Promotion et de Participation Pour la Coopération Économique S.A. (PROPARCO) (the Creditors), for the construction, start-up and maintenance of the Malargüe I (fka Los Molles) and Anchoris solar farms. This loan will accrue interest on the amount actually disbursed on a semiannual basis, payable beginning in December 2024.
On March 27, 2025, the Company received the first disbursement in the amount of US$ 2 million. On September 19, 2025, the Company received an additional disbursement of US$50 million, bringing the total amount disbursed to US$52 million. The loan has a term of ten years, with semiannual amortization starting in June 2026 and final maturity in June 2034.
The principal owed as of December 31, 2025 is US$ 52 million.
i.2.6. Financing of Loma Blanca Wind Farm
On August 20, 2024 and on December 6, 2024, a financing contract with a Eurobanco Bank Ltd. was signed for an amount of US$ 2.8 million and US$ 4.4 million, respectively, to be used to cover the costs of the installation project of the three wind turbines at the Loma Blanca Wind Farm. The maturity date of the loan, both principal and total accrued interest, was March 3, 2025. As of the date of issuance of these consolidated financial statements, the Company has paid off the entire loan, including both the principal and the corresponding interests.
On March 25, 2025, a financing contract was signed with Banco BBVA Argentina S.A. for an amount of US$ 15 million, which was used to cover the costs of the installation project of the three wind turbines in the Loma Blanca Wind Farm. This loan accrues and pays interest quarterly, along with the principal installment, beginning in June 2025. The maturity date of the loan is March 28, 2028.
The principal outstanding as of December 31, 2025 amounts to US$ 15 million.
i.2.7 Financing of San Rafael y Anchoris Solar Farms Projects
On February 7, 2025, the Company signed a financing contract with Banco de la Nación Argentina for an amount of US$ 10.4 million, that will be used for the construction of the San Rafael Solar Farm and the Anchoris Solar Farm. This loan will accrue interest semiannually, payable beginning in August 2025. The principal of the loan will be paid semiannually starting in the 24th month. The maturity date of the loan is January 24, 2028. On February 11, 2025, the Company signed another financing contract with Banco de la Nación Argentina for an amount of US$

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
3.1 million, that will be used for the same destination of funds. This loan will accrue interest and will be paid in full on the maturity date on November 10, 2025.
The principal outstanding as of December 31, 2025 amounts to US$ 10.4 million.
i.2.8 Financing with the Industrial and Commercial Bank of China (Argentina) S.A.U.
On July 28, 2025, the Company signed a financing contract with the Industrial and Commercial Bank of China (Argentina) S.A.U. for an amount of CNY (yuans) 100.142.000, equivalent to US$ 14 million.
On August 7, 2025, the Company signed an amendment to this financing contract, for an additional amount of CNY (yuans) 258.624.000, equivalent to U$S 36 million. As of the date of issuance of these consolidated financial statements, the Company received total disbursements of CNY 358.766.000, equivalent to US$ 50 million. The funds will be allocated to renewable energy generation projects, including capital investments, development expenses, operation and maintenance.
This loan accrues interest on a quarterly basis and the principal of the loan will be paid quarterly since April 28, 2027. The loan maturity date is July 29, 2030.
The principal outstanding as of December 31, 2025 amounts to US$ 51.2 million.
i.2.9 Inter-American Investment Corporation -Credit Facility Agreement
On December 30, 2025, the Company entered into a credit facility agreement with Inter-American Investment Corporation (IDB Invest) for a maximum aggregate amount of up to US$ 185 million. As of the reporting date, no amounts have been disbursed. The facility is intended to finance selected renewable energy generation projects and battery energy storage systems in the Republic of Argentina. The financing is structured as a long-term loan, with final maturities ranging between 7 and 15 years. The loan will bear interest at a variable rate referenced to Term SOFR or, at the Company’s option, at a fixed rate determined based on the SOFR swap rate in effect at the time of each disbursement, in each case in accordance with the terms and conditions set forth in the loan agreement. The applicable rate will be determined at the time of each disbursement. Additionally, the Company contemplates the possibility of obtaining additional financing of up to US$ 135 million through syndicated loans under “B Loan” structure. As of the reporting date, such credit facility agreement has not been executed and remains subject to completion of the relevant documentation and receipt of lender commitments.
I.3. Contractual limitations on dividend payments
Some of the projects held by the Company and each of its subsidiaries (individually referred to as the “project”) are subject to project financings, global bond and corporate financings that contain certain financial covenants and distribution tests, including debt service coverage ratios. In general, these project financings contain covenants customary for these types of financings, including limitations on investments and restricted payments. Each of these projects is permitted to pay dividend distributions out of available cash once certain conditions are satisfied, including that dividend reserves are funded with cash or credit support, no default or event of default under the applicable financings has occurred and is continuing at the time of such distribution or would result therefrom, and each project is otherwise in compliance with the project financing’s covenants and the applicable minimum debt

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
service coverage ratio is satisfied. Finally, under the Shareholders’ Agreement, approval to distribute dividends to the shareholders requires a vote of a qualified majority of the Company´s capital stock.

	December 31, 2025	December 31, 2024	December 31, 2023
j) Taxes payable:
Value added tax	524	1,500	714
Tax withholdings payable	1	42	13
Miscellaneous	1,539	1,192	1,155
	2,064	2,734	1,882

k) Income tax payable:
Income tax payable net of advances, credits from tax on bank debits and credits and withholdings (1)	193,026	182,976	9,917
	193,026	182,976	9,917
__________________
(1)As of December 31, 2025, 2024 and 2023 includes 145,965, 138,495 and , 5,781, respectively, relating to the uncertain tax position referred to in Note 4.b.

l) Other liabilities:
Current	8,010	9,786	17,323
Related parties (Note 6)	66	66	114
Miscellaneous	8,076	9,852	17,437

Non-current
Accrual for assets retirement obligation	8,469	6,735	4,216
	8,469	6,735	4,216

Evolution of accrual for assets retirement obligation
Balances at the beginning of the year	6,735	4,216	5,990
Increases (1)	1,207	2,694	-
Decreases	(41)	(452)	(1,972)
Interests	568	277	198
Balance at the end of the year	8,469	6,735	4,216
__________________
(1)Corresponds to the recognition of the retirement obligation related to the Malargüe I and Anchoris Solar Farms as of December 31, 2025 and to La Elbita Wind Farm project as of December 31, 2024.
m)Provisions:
The following table reflects the evolution of the provisions for claims and pending labor lawsuits:

Provisions as of:	At the beginning of the year	Decreases	Additions	At the end of the year
December 31, 2025	845	(554)	(16)	275
December 31, 2024	428	-	417	845
December 31, 2023	1,391	(963)	-	428

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
n)Revenues:
The Group derives its revenue from contracts with customers for the rendering of services. The following disaggregation of revenue by source of electric power generation is detailed below.

	2025	2024	2023
Electric power generation from wind renewable sources	250,599	226,471	215,172
Electric power generation from solar renewable sources	58,571	30,895	21,848
Electric power generation from conventional sources	45,711	45,449	39,062
Natural Gas Trading and Gas Transportation	3,959	4,378	5,760
Other revenues	2,486	3,911	3,512
	361,326	311,104	285,354
o)Cost of sales:

Electric power generation from wind renewable sources (Note 5.p)	(84,624)	(73,840)	(65,069)
Electric power generation from solar renewable sources (Note 5.p)	(23,007)	(11,703)	(8,089)
Electric power generation from conventional sources (Note 5.p)	(30,838)	(26,993)	(21,131)
Natural Gas Trading and Gas Transportation (Note 5.p)	(2,434)	(1,995)	(1,316)
	(140,903)	(114,531)	(95,605)
p)Breakdown of expenses by nature:

	2025
	Cost of sales
	Electric power generation from wind renewable sources	Electric power generation from solar renewable sources	Electric power generation from conventional sources	Natural gas trading and gas transportation	Subtotal	Selling expenses	Administrative expenses	Total
Salaries and benefits	4,173	1,303	1,406	154	7,036	1,682	14,109	22,827
Social security charges and other contributions	1,108	275	538	29	1,950	307	2,502	4,759
Professional fees and compensations for services	19,573	443	2,955	2,100	25,071	107	4,348	29,526
Directors and statutory auditors’ fees	-	-	-	-	-	-	1,541	1,541
Expenses for development of new businesses	-	-	-	-	-	-	660	660
Other staff costs	898	301	152	-	1,351	-	1,277	2,628
Travelling and lodging expenses	355	140	79	-	574	36	624	1,234
Freight and insurance	3,040	994	1,248	9	5,291	-	209	5,500
Rental and expenses of property, machinery and equipment	367	1	4	-	372	9	455	836
Taxes, rates and contributions	698	189	69	9	965	1,096	289	2,350
Maintenance and repairs	3,516	2,868	4,126	-	10,510	3	1,652	12,165
Works contracts and other services	1,444	1,097	261	-	2,802	1	137	2,940
Property, plant and equipment depreciation	43,396	13,390	18,102	-	74,888	6	2,188	77,082
Intangible assets amortization	3,688	-	-	-	3,688	-	-	3,688
Miscellaneous	2,368	2,006	1,898	133	6,405	696	1,579	8,680
Total 2025	84,624	23,007	30,838	2,434	140,903	3,943	31,570	176,416

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

	2024
	Cost of sales
	Electric power generation from wind renewable sources	Electric power generation from solar renewable sources	Electric power generation from conventional sources	Natural gas trading and gas transportation	Subtotal	Selling expenses	Administrative expenses	Total
Salaries and benefits	3,269	762	1,312	138	5,481	1,427	12,004	18,912
Social security charges and other contributions	906	167	476	27	1,576	263	2,191	4,030
Professional fees and compensations for services	16,150	237	2,641	1,644	20,672	42	3,459	24,173
Directors and statutory auditors’ fees	-	-	-	-	-	-	1,561	1,561
Expenses for development of new businesses	-	-	-	-	-	-	1,055	1,055
Other staff costs	637	132	102	-	871	-	851	1,722
Travelling and lodging expenses	243	90	68	-	401	27	686	1,114
Freight and insurance	2,750	446	1,503	-	4,699	4	179	4,882
Rental and expenses of property, machinery and equipment	401	6	172	-	579	4	302	885
Taxes, rates and contributions	543	34	59	10	646	819	271	1,736
Maintenance and repairs	1,635	912	2,894	-	5,441	-	1,121	6,562
Works contracts and other services	1,074	867	239	-	2,180	1	113	2,294
Property, plant and equipment depreciation	40,652	6,309	16,170	-	63,131	6	2,093	65,230
Intangible assets amortization	3,688	-	-	-	3,688	-	-	3,688
Miscellaneous	1,892	1,741	1,357	176	5,166	694	1,414	7,274
Total 2024	73,840	11,703	26,993	1,995	114,531	3,287	27,300	145,118

	2023
	Cost of sales
	Electric power generation from wind renewable sources	Electric power generation from solar renewable sources	Electric power generation from conventional sources	Natural gas trading and gas transportation	Subtotal	Selling expenses	Administrative expenses	Total
Salaries and benefits	2,707	468	1,068	57	4,300	1,004	10,290	15,594
Social security charges and other contributions	723	146	372	9	1,250	187	1,758	3,195
Professional fees and compensations for services	14,143	120	687	504	15,454	7	4,535	19,996
Directors and statutory auditors’ fees	-	-	-	-	-	-	1,226	1,226
Expenses for development of new businesses	-	-	-	-	-	-	1,367	1,367
Other staff costs	585	73	63	-	721	-	717	1,438
Travelling and lodging expenses	157	15	61	-	233	14	662	909
Freight and insurance	1,880	256	1,148	-	3,284	4	85	3,373
Rental and expenses of property, machinery and equipment	420	2	88	-	510	6	309	825
Taxes, rates and contributions	587	25	72	5	689	1,037	213	1,939
Maintenance and repairs	3,864	893	2,768	-	7,525	-	887	8,412
Works contracts and other services	705	407	151	-	1,263	1	124	1,388
Property, plant and equipment depreciation	33,928	4,611	13,952	741	53,232	6	991	54,229
Intangible assets amortization	3,688	-	-	-	3,688	-	-	3,688
Miscellaneous	1,682	1,073	701	-	3,456	690	1,779	5,925
Total 2023	65,069	8,089	21,131	1,316	95,605	2,956	24,943	123,504

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

	2025	2024	2023
q) Other (expenses) income, net:
Tax on bank debits and credits	(5,695)	(3,089)	(3,860)
Gain from sales of generation equipment (Note 10)	1,649	20,843	1,678
Loss on derecognition of property, plant and equipment (1)	(16,771)	(18,245)	-
Insurance recovery	5,079	-	-
Miscellaneous (2)	(1,448)	3,681	(1,531)
	(17,186)	3,190	(3,713)
__________________
(1)For the year ended on December 31, 2025, corresponds to the economic effects of the climate event on the Sierras de Ullum solar farm (see footnote 4 in Note 5.f and Note 10) and for the year ended on December 31, 2024 corresponds to decreases associated with desisted projects related to dispatch priority charges of electricity, which were previously granted by CAMMESA for those projects (see footnote 3 in Note 5.f).
(2)As of December 31, 2025, 2024 and 2023 includes (49) , 2,074 and (372), respectively, relating to Other non-recurring (expenses) gains.

	2025	2024	2023
r) Finance (expense) income, net:
Finance income
Interest and others	5,614	10,821	14,054
Interest income on trade receivables	854	4,389	10,068
	6,468	15,210	24,122
Finance expense
Interests	(89,099)	(51,342)	(51,853)
Miscellaneous	(4,689)	(7,478)	(3,885)
	(93,788)	(58,820)	(55,738)
Other finance income (expense), net
Fair value gains (losses) on financial assets at fair value through profit or loss	2,185	30,725	(9,648)
Exchange differences, net	54,938	20,644	(36,332)
Gain on net monetary position from subsidiaries(1)	1,701	3,129	236
	58,824	54,498	(45,744)
Total Finance (expense) income, net	(28,496)	10,888	(77,360)
__________________
(1)Corresponds to the IAS 29 application on companies with functional currency in Argentine Pesos.
s)Income tax:
The consolidated income tax charge for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Current income tax	(39,733)	(192,534)	(3,805)
Deferred income tax	(4,256)	67,259	(7,692)
Income tax - Charge	(43,989)	(125,275)	(11,497)
The reconciliations between the consolidated income tax charge for the year ended December 31, 2025, 2024 and 2023 and the loss that would result from applying the prevailing tax rate on the profit before income tax,

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
included in the consolidated statement of profit or loss and other comprehensive (loss) income for each year, is as follows:

	2025	2024	2023
Profit before income tax	138,527	171,427	82,913
Statutory tax rate (1)	35%	35%	25%
Statutory tax rate applied to profit before income tax	(48,484)	(59,999)	(20,728)

Permanent differences and others at the prevailing tax rate:
Income from joint ventures	(245)	(1,217)	534
Tax effects due to rate change	-	-	(61,008)
Tax effects due to tax restatement for inflation (3)	(88,515)	(300,672)	(348,994)
Effects of the functional currency and others (2)	93,255	236,613	418,699
Income tax charge	(43,989)	(125,275)	(11,497)
__________________
(1)Corresponds to the average rate that arises from considering the rate applied to each Company that is part of the consolidated balance (Note 3.16).
(2)It mainly includes the effect of using a different currency for reporting and tax purposes.
(3)Includes the effect of the uncertain tax position on income tax (Note 4.b, IFRIC 23 Uncertainty on income tax treatments).
Furthermore, the breakdown of the consolidated net deferred income tax liabilities as of December 31, 2025, 2024 and 2023, is as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Deferred tax assets
Tax loss carryforwards	3,427	40	119,557
Deductible liabilities in future years	300	220	-
Other receivables with related parties (1)	-	569	12,104
Salaries and social security payable	1,021	2,664	1,462
Accrual for assets retirement obligation	2,129	1,294	794
Miscellaneous	1,123	1,435	1,464
Total deferred tax assets	8,000	6,222	135,381

Deferred tax liabilities
Property, plant and equipment	(171,314)	(133,109)	(265,081)
Intangible assets	(2,166)	(3,767)	(5,355)
Tax effect due to restatement for inflation (2)	-	(24,251)	(69,832)
Mutual funds	(1,177)	(8,345)	(3,770)
Miscellaneous	(1,643)	(2,223)	(5,139)
Total deferred tax liabilities	(176,300)	(171,695)	(349,177)
Deferred income tax liability, net	(168,300)	(165,473)	(213,796)
__________________
(1)Corresponds to the deferred asset related to the financing mentioned in Note 6.1.2, which has been recognized as contributions in the interests in joint ventures at the time of initial recognition of the financing.
(2)Includes the tax effect of the deferral of the tax inflation adjustment. See Note 3.16.1.2.
For the year ended December 31, 2025, the Company has estimated a tax profit in relation to the PEM I, PEM II, PER III, Trelew Wind Farm and Cruz Alta Thermal Power Plant projects, which may be partially offset with losses accumulated at the beginning of the year and which was recognized within the Income tax payable item of the statement of financial position for an amount of 41,817 as current income tax charge for the year.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
For the year ended December 31, 2025, the Company has estimated tax loss in relation to the Villalonga, Chubut Norte I, Ullum 1 Solar, Ullum 2 Solar, Ullum 3 Solar, La Florida and Pomona projects, by virtue of the benefit granted by Article 9 of Law No. 26,190 (National Development Regime for the Use of Renewable Sources of Energy Destined for the Production of Electrical Energy). The tax loss carryforwards may be used to offset future tax profits generated by these projects.
As of December 31, 2025 the Company and its subsidiaries maintain a deferred tax asset for accumulated tax loss carryforwards of 3,427, which may be offset against taxable income as follows:

Year until it can be used	Tax loss carryforward	Deferred asset
2035	9,790	3,427
	9,790	3,427
The following table summarizes the breakdown of the deferred tax assets for tax loss carry forwards as of December 31, 2025 by the individual projects and the Company which generates it:

Project/Company	Deferred asset
Vientos Argentinos	1,558
Vientos del Sudoeste	1,104
Vientos del Sur	55
Ullum I Solar	230
Ullum II Solar	118
Ullum III Solar	288
Other Subsidiaries	74
Subtotal - Subsidiaries	3,427
Total	3,427
For the year ended December 31, 2024, the Company has estimated a tax profit in relation to the PEM I, PEM II, PER III, Villalonga, Chubut Norte I, Ullum 1 Solar, Ullum 2 Solar, Ullum 3 Solar, Florida, Pomona, Trelew Wind Farm and Cruz Alta Thermal Power Plant projects, which may be partially offset with losses accumulated at the beginning of the year and which was recognized within the Income tax payable item of the statement of financial position for an amount of 192,534.
For the year ended December 31, 2023, the Company has estimated tax loss in relation to the PEM I, PEM II, PER III, Villalonga, Chubut Norte I, Ullum 1 Solar, Ullum 2 Solar, Ullum 3 Solar, La Florida and Pomona projects, by virtue of the benefit granted by Article 9 of Law No. 26,190 (National Development Regime for the Use of Renewable Sources of Energy Destined for the Production of Electrical Energy). The tax loss carryforwards may be used to offset future tax profits generated by these projects.
Additionally, for the year ended December 31, 2023, the Company has estimated a tax profit in relation to the Trelew Wind Farm and Cruz Alta Thermal Power Plant projects, which was recognized within the Income tax payable item of the statement of financial position for an amount of 1,401.
Unrecognised taxable temporary differences associated with subsidiaries and joint ventures (1)

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
Taxable temporary differences in relation to investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognised are attributable to the following:

	December 31, 2025	December 31, 2024	December 31, 2023
Subsidiaries	(43,637)	(39,260)	(43,444)
Joint ventures	-	-	(9,954)
	(43,637)	(39,260)	(53,398)
__________________
(1)The temporary differences will be taxable only in the event of disposal of the equity interest in the respective subsidiary or joint venture.
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES
The outstanding consolidated balances as of December 31, 2025, 2024 and 2023 with related parties are as follows:

	December 31, 2025
	Trade receivables	Other receivables			Trade payables	Other liabilities	Loans
	Current	Current	Non Current		Current	Current	Current
Companies under joint control:
Vientos de Necochea S.A	155	267	1,786		—	1,723	—
Vientos Sudamericanos Chubut Norte IV S.A.	558	4,656	13,737	(3)	—	4,444	—
Vientos Patagónicos Chubut Norte III S.A.	378	1,532	10,696	(3)	—	1,843	—

Shareholders, directors and key management:
Shareholders	—	—	1,497		81	—	—

Other related companies:
Banco Macro S.A. (1)	119	—	—		—	—	—
Telecom S.A. (2)	1,137	—	—		—	—	—
	2,347	6,455	27,716		81	8,010	—

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

	December 31, 2024
	Trade receivables	Other receivables			Trade payables	Other liabilities	Loans
	Current	Current	Non Current		Current	Current	Current
Companies under joint control:
Vientos de Necochea S.A	64	279	1,574		—	—	—
Vientos Sudamericanos Chubut Norte IV S.A.	238	2,915	20,441	(3)	—	7,049	—
Vientos Patagónicos Chubut Norte III S.A.	158	540	14,192	(3)	—	2,737	—

Shareholders, directors and key management:
Shareholders	—	—	—		81	—	—

Other related companies:
Banco Macro S.A. (1)	62	—	—		—	—	—
Telecom S.A. (2)	973	—	—		—	—	—
	1,495	3,734	36,207		81	9,786	—

	December 31, 2023
	Trade receivables	Other receivables		Trade payables	Other liabilities	Loans
	Current	Current	Non Current	Current	Current	Current
Companies under joint control:
Vientos de Necochea S.A	156	291	5,774	—	4,250	—
Vientos Sudamericanos Chubut Norte IV S.A.	323	2,857	5,950	—	8,976	—
Vientos Patagónicos Chubut Norte III S.A.	216	541	3,984	—	4,097	—

Shareholders, directors and key management:
Shareholders	—	—	—	81	—	—

Other related companies:
Banco Macro S.A. (1)	39	—	—	—	—	1,886
	734	3,689	15,708	81	17,323	1,886
__________________
(1)Company related to shareholders Delfín Jorge Ezequiel Carballo and Jorge Pablo Brito.
(2)Company related to shareholder Fintech Energy LLC.
(3)For more information regarding balances see Note 6.1.3.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
The consolidated operations with related parties for the year ended December 31, 2025, 2024 and 2023 are as follows:

	2025
	Sales of goods and services	Loans granted (collected), net	Loans received (paid), net		Interests and commissions earned, (lost)	Payments to recover
Companies under joint control:
Vientos de Necochea S.A	780	—	1,723		211	—
Vientos Sudamericanos Chubut Norte IV S.A.	557	—	3,015	(2)	713	—
Vientos Patagónicos Chubut Norte III S.A.	387	—	2,131	(2)	518	—

Shareholders, directors and key management:
Shareholders	—	—	—		—	(1,833)

Other related companies:
Banco Macro S.A. (1)	643	—	—		—	—
Telecom S.A. (4)	6,511	—	—		—	—
	8,878	—	6,869		1,442	(1,833)

	2024
	Sales of goods and services	Loans granted (collected), net		Loans received (paid), net	Interests and commissions earned, (lost)	Payments to recover
Companies under joint control:
Vientos de Necochea S.A	761	—		1,250	1,299	—
Vientos Sudamericanos Chubut Norte IV S.A.	543	(6,585)	(2)	4,657	627	—
Vientos Patagónicos Chubut Norte III S.A.	377	(3,757)	(2)	2,401	678	—

Other related companies:
Banco Macro S.A. (1)	262	—		(1,825)	(33)	—
Telecom S.A. (4)	6,379	—		—	—
	8,322	(10,342)		6,483	2,571	—

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.

	2023
	Sales of goods and services	Loans granted (collected), net	Loans received (paid), net		Interests and commissions earned, (lost)	Payments to recover
Companies under joint control:
Vientos de Necochea S.A	704	—	4,249	(3)	1,353	—
Vientos Sudamericanos Chubut Norte IV S.A.	53	(2,602)	1,790	(2)	755	—
Vientos Patagónicos Chubut Norte III S.A.	368	(1,150)	1,051	(2)	491	—

Other related companies:
Banco Macro S.A. (1)	280	—	1,025		(72)	—
	1,405	(3,752)	8,115		2,527	—
__________________
(1)Company related to shareholders Delfín Jorge Ezequiel Carballo and Jorge Pablo Brito.
(2)Corresponds to funds granted from the joint ventures to Genneia S.A. Those funds neither generate interest nor have a defined term. They are included on "other liabilities".
(3)Corresponds to funds granted from the joint venture to Genneia S.A. Those funds do not generate interest and was compensated on December 31, 2024. They are included on "other liabilities”.
(4)Company related to shareholder Fintech Energy LLC.
KEY MANAGEMENT COMPENSATION
For the years ended December 31, 2025, 2024 and 2023, directors’ fees and key management´s compensations were stated as “Administrative expenses” in the consolidated statement of profit or loss and other comprehensive (loss) income. Fees and compensation for directors and key management of the Company for the years ended December 31, 2025, 2024 and 2023 amounted to 2,514, 1,941 and 2,252, respectively, being them short-term benefits and the only benefits granted to directors and key management.
The Company does not have long-term employees’ benefits, nor share-based payments.
6.1. Financing agreements with companies under joint control
6.1.1. Financing agreements with Vientos de Necochea S.A.
In May 2019, the Company granted two loans due within 17 years to finance the execution of the project. During the year ended December 31, 2020, that loan defined in United States dollars was canceled in advance by Vientos de Necochea S.A.
The remaining loan accrues an interest rate on the balance of principal equivalent to the annual LIBOR 3M plus Country Risk Premium published by JPMorgan on a quarterly basis. These interests will be capitalized quarterly until the date of the effective payment of the principal.
As of December 31, 2024, the aforementioned loan was partially offset with the total balance generated by the agreement mentioned in note 6.1.2.
The balance owed as of December 31, 2025, 2024 and 2023 is disclosed under “Other non-current receivables” and amounts to 1,786, 1,574 and 5,774, respectively.
6.1.2. Financing agreements of Vientos de Necochea S.A.
On August 29,2024 Vientos de Necochea signed a Memorandum of Understanding No. 1/2024 (MOU) with it´s shareholders Genneia S.A. and Centrales de la Costa Atlántica S.A.
This agreement states that the distribution of funds made by Vientos de Necochea to said shareholders in September 2023 (2023 disbursement) for a total amount 8,500 (of which 4,250 corresponds to Genneia S.A.) and

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
August 2024 (2024 disbursement) for 2,500 (of which 1,250 corresponds to Genneia S.A.) must be treated and considered as advances for the disbursement of loans to be granted by Vientos de Necochea S.A.
The agreement establishes that: the deadline for the return of the 2023 Disbursement and 2024 Disbursement will expire on the earlier date of (i) December 31, 2024; or (ii) the date on which Vientos de Necochea makes a new Distribution under the financing contract described in Note 5.b.2.1. and that shareholders will not be able to prepay the balance of the loans in advance, either in whole or in part; and (II) that the aforementioned return of the 2023 Disbursement and 2024 Disbursement may be implemented by offsetting the balances owed by Vientos de Necochea to each of the shareholders under previously entered into loan agreements described in Note 6.1.1.
As of December 31, 2024, the balance of the aforementioned credit was fully offset with the loans described in note 6.1.1.
6.1.3. Loans and financing to Vientos Sudamericanos Chubut Norte IV S.A. and Vientos Patagónicos Chubut Norte III S.A.
In July 2019, the Company formalized with its related companies Vientos Sudamericanos Chubut Norte III SA and Vientos Patagonicos Chubut Norte IV S.A., a credit line agreement in pesos and without interest, the terms and conditions for future financial assistance were defined, and the possibility that an interest rate applicable to such credit line could be determined under common agreement of the parties from the date on which the parties agree.
As of December 31, 2025, 2024 and 2023, the balance related to that agreement is disclosed under “other current receivables” and amounts to 4,656, 2,915 and 2,857, respectively with Vientos Sudamericanos Chubut Norte IV S.A. and 1,532, 540 and 541, respectively with Vientos Patagónicos Chubut Norte III S.A.
In July 2019, the Company entered into a US$-denominated credit agreement with Vientos Sudamericanos Chubut Norte IV S.A. and Vientos Patagónicos Chubut Norte III S.A., bearing a 0% interest rate. This agreement consolidated all prior financing arrangements—excluding those covered by the agreement referenced above—into a single credit facility. It also established the terms and conditions for future financial assistance and included a provision allowing the parties, by mutual agreement, to define an applicable interest rate from the date such agreement is reached. The credit agreement has a contractual term of 17 years from the signing date, with provisions for early repayment either through partial installments or a lump-sum payment prior to maturity. In accordance with IFRS, the financial asset was initially recognized at fair value under “other non-current receivables” of the Company's statement of financial position and the difference between the fair value and the nominal amount disbursed was accounted for as contributions within the interests in joint ventures, net of the corresponding deferred tax effect.
In December 2024, the Company executed amendment agreements to the original credit facility with both related parties. These amendments introduced a compensatory interest rate applicable to the outstanding principal balances effective January 1, 2024. Interest accrues and is payable semi-annually in May and November, commencing in 2025. Considering the aforementioned change and in accordance with the provisions of the IFRS, it is assumed that the conditions of the loan have been substantially modified. For this reason, this financial credit was recognized at its fair value at the time of the change in conditions in the other non-current receivables item in the Company's statement of financial position as of that date. As there was no difference between the fair value and the nominal value of the amended credit facility, the derecognition resulted in the reversal of the previously recognized capital contribution, which was recorded as distributions within the interests in joint ventures, net of the corresponding tax effect. As of December 31, 2025, the outstanding nominal principal under the amended credit facility amounted to US$ 12.7 for Vientos Sudamericanos and US$ 9.9 million for Vientos Patagónicos.
As of December 31, 2025, 2024 and 2023, the balance related to that agreement is disclosed under “other non-current receivables” and amounts to 13,737, 20,441 and 5,950, respectively with Vientos Sudamericanos Chubut Norte IV S.A. and 10,696, 14,192 and 3,984, respectively with Vientos Patagónicos Chubut Norte III S.A.

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NOTE 7 - FINANCIAL INSTRUMENTS
7.1. Capital management
GENNEIA manages its capital to ensure its ability to continue as a going concern, managing investment projects, while maximizing the return to its shareholders through the optimization of debt and equity balance.
The Company takes part in operations, which involve financial instruments, included in statement of financial position, and intended to attend operative requirements and to reduce the exposure to market, currency and interest rate risks. The management of these risks, as well as their respective instruments, is performed through defined strategies, establishment of control systems and determination of exposure limits.
7.2. Financial instruments by category and fair value measurements
Company’s Financial instruments were classified according to IFRS 7 in the following categories:

	December 31, 2025	December 31, 2024	December 31, 2023
Financial assets
Amortized cost:
Cash and cash equivalents (cash and bank balances)	308,809	81,407	86,790
Cash and cash equivalents (government bonds and other instruments)	8,590	11,426	18,335
Government bonds	10,067	—	—
Trade and other receivables	118,348	114,676	85,862
At fair value through profit or loss:
Mutual funds	76,675	117,824	42,811

Financial liabilities
Amortized cost:
Financial debt	1,169,521	874,476	826,254
Account payables and other liabilities	221,077	191,248	138,759
7.2.1. Fair Value Measurements
This note provides information about how the Company determines fair values of its various financial assets and financial liabilities.
7.2.1.1. Fair value of the financial assets that are measured at fair value on a recurring basis
Some of the Company’s financial assets are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets are determined (in particular, the valuation technique(s) and inputs used).

	Fair value
	December 31, 2025	December 31, 2024	December 31, 2023	Fair value hierarchy	Valuation technique(s) and key input(s)
Financial assets
Mutual funds	76,675	117,824	36,415	Level 1	Quoted bid prices in the markets where these financial instruments trade
Government bonds	—	—	6,396	Level 1	Quoted bid prices in the markets where these financial instruments trade

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7.2.1.2. Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)
Except as detailed in the following table, Management considers that the book amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	December 31, 2025		December 31, 2024		December 31, 2023
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Financial Assets
Held at amortized cost
Loans and trade receivables	29	15	42	21	55	26

Financial liabilities
Held at amortized cost
Financial debt	1,169,521	1,091,768	874,476	792,686	826,254	700,209

	Fair value
	December 31, 2025	December 31, 2024	December 31, 2023	Fair value hierarchy (1)
Financial assets
Held at amortized cost
Loans and trade receivables	15	21	26	Level 3

Financial liabilities
Held at amortized cost
Financial debt	1,091,768	792,686	700,209	Level 3
__________________
(1)The fair value of financial assets and liabilities included in the Level 3 category above have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk of counterparties and prices derived from quoted bid prices in the markets where these financial instruments trade. There have been no transfers between the different hierarchies used in the year.
7.3. Risk Management
The Company´s financial management coordinates access to domestic and international financial markets and monitors and manages associated financial risks. According to the nature, financial instruments may involve known or unknown risks, being important the better possible analysis of the potential of those risks. Among the major risks that could affect the business of the Company are: market risk (which includes foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk.
7.3.1. Market risk
7.3.1.1. Currency risk management
GENNEIA undertakes transactions denominated in currencies different to its functional currency, as described in Note 3.2 (“foreign currency”), consequently, exposures to exchange rate fluctuations arise. Since the functional currency of the Company is the U.S. Dollar, the Argentine Peso is the currency which implies the largest exposure in terms of income impact.

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The carrying amounts at each balance sheet date of financial assets and liabilities denominated in Argentine Pesos are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Assets	110,400	152,697	41,447
Liabilities	25,316	19,560	50,227
Net currency exposure	(135,716)	(133,137)	(8,780)
Foreign currencies sensitivity analysis
The following table details the sensitivity of GENNEIA to a devaluation of the Argentine Peso in respect to its functional currency. Sensitivity analysis only includes outstanding foreign currency denominated monetary items and adjusts their conversion at the end of the year for an estimated 20% variation in the exchange rate, after any tax effect.

	Profit (2)	Other comprehensive income (1) (2)
	December 31, 2025
Effect for a 20% devaluation	27,423	3,992
__________________
(1)It corresponds mainly to the effect of the devaluation on the investment in GEDESA whose functional currency is the Argentine Peso.
(2)Same impact on equity.
In Management’s opinion, the sensitivity analysis is not representative of the inherent foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during year. Additionally, the Company’s Management considers that a substantial part of the assets recorded in foreign currency on the consolidated financial statements related with CAMMESA and ENARSA (ex IEASA) will not be exposed to the negative impact of the devaluation as the PPA signed include a provision for adjustment due to foreign exchange variations.
During the fiscal years ended December 31, 2025, 2024 and 2023, there was a devaluation of the peso against the US dollar of around 41%, 28% and 356%, respectively. The devaluation of the currency has an impact on financial assets and liabilities denominated in Argentine Pesos, the effect of which was recognized in these consolidated financial statements.
7.3.1.2. Management of the interest rates risk
GENNEIA and its subsidiaries perform borrowing transactions at both fixed and variable interest rates. Risk is managed in the Company by maintaining an appropriate mix between fixed and variable rate borrowings. The Company does not use derivative financial instruments to cover risks on interest rates changes.
Changes in interest rates may affect income or expenses related to interest on financial assets and liabilities based on a floating rate; furthermore, they may modify the fair value of financial assets and liabilities that accrue a fixed interest rate.

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At the end of each year, the Company's exposure to interest rates over financial assets and liabilities, net is as follows:

	Financial Assets - (Liabilities), net
Features	December 31, 2025	December 31, 2024	December 31, 2023
Non-interest bearing	301,383	134,042	95,025
Lease liabilities	(16,767)	(8,595)	(3,458)
Variable-rate financial instruments	(23,319)	(27,467)	(29,602)
Fixed-rate financial instruments	(1,129,406)	(838,371)	(793,180)
	(868,109)	(740,391)	(731,215)
The portion of variable interest rate debt is mainly subject to fluctuations of Term SOFR rate.
Sensitivity analysis of the interest rates
As of December 31, 2025, if Term SOFR market interest rate for borrowings in U.S. dollars would have been 50 basis points respectively higher than the real basis points of the Company, the net interest expense for the year ended December 31, 2025 would have increased by approximately 117.

	Financial Assets - (Liabilities), net
Features	December 31, 2025	December 31, 2024	December 31, 2023
Variable-rate financial instruments	(23,319)	(27,467)	(29,602)
Interest rate variation	0.5%	0.5%	0.5%
	(117)	(137)	(148)
7.3.1.3. Management of price risk
The Company does not have a significant exposure to the price risk, mainly considering the prices are contractually agreed in the PPAs and by governmental regulations described in Note 10, whereby the prices are not materially affected by market price fluctuations in the short-term.
7.3.2. Management of credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company.
To mitigate these risks in transactions with the private sector, the Company typically conducts business with financial institutions of high creditworthiness. With respect to counterparties in contracts under the MATER regime, the Company assesses their financial position, establishing credit limits and performs ongoing monitoring of outstanding balances. Additionally, in cases where counterparties do not qualify as creditworthy, the Company mitigates credit risk through mechanisms such as energy prepayment or the provision of bank guarantees or other robust collateral.
As regards to transactions with entities related to the public sector, like CAMMESA, the sale of energy produced by the Company is made, mainly, to companies dependent upon the financing of the public sector. Consequently, the financial results depend on public sector spending on energy, transportation and infrastructure facilities and on its ability to bid for and be awarded such contracts. In turn, public sector spending has depended, and is likely to continue depending, on the economic conditions of the country.
Government and public sector entities have considerable power to force renegotiation of contract terms with the other contracting parties, including the Company. Forced renegotiation of contracts with public sector entities, and delay or default in payment by public sector agencies may have a substantial adverse effect not only on the Company’s financial situation and results of operations, but also on its ability to repay its debts. Management

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periodically assesses the recoverability of receivables based on aging, payment capacity of the counterparty, nature of the client, guarantees received, its legal rights, among others, and forecasts the estimated recoverable value of such receivables.
A major portion of the sales from electric power generation from conventional and renewable sources are carried out with entities with government participation, or dependent on funds from the public sector. For the years ended December 31, 2025, 2024 and 2023, 68%, 81% and 88% of sales were made to CAMMESA, respectively.
Note 7.3.3 includes a breakdown of past due financial assets as of December 31, 2025.
7.3.3. Management of liquidity risk
Liquidity risk is associated to a potential mismatch between cash requirements (related to operating and finance expenses, investments, debt maturities, and dividends) and the financing sources (net income, divestitures, and capacity for new financing).
The Company’s Management has ultimate responsibility on management liquidity risk, having established an appropriate liquidity risk policy for the Company´s management of short, medium and long term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves and financial and loan facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. In this regard, the credit facilities offered to clients are assessed on an ongoing and consolidated basis; to the extent such facilities are offset against liabilities owed by the same client, considering similar amounts and terms, regardless of their respective aging. In connection with the payment compensation transactions of past due assets and liabilities with ENARSA (ex IEASA), see Note 11.1.
Working capital
As of December 31, 2025, the Company has a negative working capital of 117,406. This situation is partially due to the short-term portion of financial and contractual obligations related to the construction of the new renewable farms that were carried out in recent years. In relation to financial commitments, short-term obligations are mainly related to the corporate bonds issued in the local capital market, as well as liabilities related to the development of the Company's new projects as described in the following paragraphs (see Note 4.a).
Additionally, the Company has recorded an uncertain tax position in the calculation of the income tax provision of 145,965 as of December 31, 2025, which is recorded as a current income tax liability.
In 2024, the Company begin the construction of the Malargüe I (previously known as Los Molles) and Anchoris solar projects, both projects already obtained commercial authorization as of the date of these consolidated financial statements. The estimated capital of the Malargüe I and Anchoris solar projects amounts to US$ 250 million, with US$ 207 million having been paid as of December 31, 2025. Likewise, the Company carried out an improvement plan at the Trelew wind farm, which required an investment of US$26 million as of December 31,2025. This improvement at Trelew was financed with new debt and internally generated cash flow. Financing for the new solar farms and the improvement plan in Trelew was fully secured through capital market instruments and loans from local development banks and commercial financial institutions.
In 2025, the Company began construction of the San Rafael, San Juan Sur, Lincoln, and Junin solar projects and the Maschwitz energy storage project, with the construction stage estimated for 2025 and 2026. The estimated capital of the solar projects and the energy storage project amounts to US$365 million, with US$126 million having been paid as of December 31, 2025. As of the date of these consolidated financial statements, the Company has received US$28 million funds from corporate bonds, has signed loans with local banks for US$64 million, and the remaining US$273 million to cover the total investment in the two solar projects and the energy storage project will be financed with new debt (loan with the IDB Development Bank – see note 5.i.9) and internally-generated cash flow generation.
The descriptive information of the Malargüe I, Anchoris, San Rafael, San Juan Sur, Lincoln, Junin solar projects and Battery Energy Storage System is available in these consolidated financial statements (Note 10).

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In this regard, it is worth mentioning that, in line with the financial projections, the Company's Board of Directors and Management consider that the negative working capital is inherent to the business of the Company as long as it continues with the development of the new projects and will be reversed, among others, with financing in the domestic and international markets and the cash flows from the projects inaugurated since 2018 up to date, which add up to an installed capacity of 1.427 MW at the date of issuance of these consolidated financial statements
As of December 31, 2025, the Company had uncommitted credit lines of approximately US$520 million with banks, available to support future working capital needs.
The following table details the aging of the Company´s financial assets and liabilities as of December 31, 2025.

	Past due	To be due
		Current				Non-current
		0-3 months	3-6 months	6-9 months	9-12 months	1 to 3 years	3 to 5 years	+ de 5 years
Investments (2)	—	77,632	—	—	—	—	—	—
Trade receivables	7,334	74,264	—	—	—	—	—	—
Other receivables	1,816	10,644	4,426	269	43	8,869	4,653	25,106
Total assets	9,150	162,540	4,426	269	43	8,869	4,653	25,106

Trade payables	43,773	103,939	27,455	—	29,365	—	—	—
Financial debt	—	23,160	99,840	43,925	34,812	243,112	184,336	523,569
Lease liabilities	—	91	91	660	700	1,361	2,640	11,224
Other Liabilities	—	7,187	—	—	889	—	—	8,469
Total liabilities	43,773	134,377	127,386	44,585	65,766	244,473	186,976	543,262
__________________
(1)Mainly corresponds to account receivables with CAMMESA and ENARSA (ex IEASA) for the activities of the Company and accounts payable with ENARSA (ex IEASA) for natural gas purchases for energy generation. (See Note 11.2 and 11.3).
(2)Includes investments classified as cash equivalents. (See Note 5.a).
NOTE 8 - ADDITIONAL INFORMATION TO THE STATEMENT OF CASH FLOWS
8.1Transactions in property, plant and equipment

	2025	2024	2023
Cash used in investing activities includes payments of acquisitions of Property, plant and equipment made during the preceding year and is net of financed acquisitions of Property, plant and equipment at the end of the year for a net amount of	(31,574)	(66,107)	(33,152)
Cash applied to investment activities is net of additions related to right of use assets and asset dismantling at the end of the year for a net amount of	(9,713)	(8,731)	—
Cash used in investing activities includes advanced payments to Property, plant and equipment suppliers made during the year and is net of advanced payments to Property, plant and equipment suppliers made during preceding years for a net amount of	(6,193)	4,964	(26,568)

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8.2Evolution of loans and reconciliation of liabilities from financing activities

	December 31, 2025	December 31, 2024	December 31, 2023
Evolution of loans and reconciliation of liabilities arising from financing activities:
Balances at the beginning of the year	874,476	826,254	750,514
Changes that originated movements of cash and cash equivalents
New corporate bonds (1)	418,305	143,410	157,928
New loans (1)	129,030	15,417	75,646
Payment of corporate bonds	(230,322)	(119,211)	(132,201)
Payment of bank loans and others	(38,187)	(21,666)	(31,241)
Proceeds from the sale of corporate bonds	15,137	4,660	—
Payment of leases	(1,845)	(971)	(585)
Banks overdraft proceeds and (payments), net	(6,823)	15,336	2,255
	285,295	36,975	71,802
Changes that did not originate movements of cash and cash equivalents
Eurobanco Bank - Parque Eólico Loma Blanca IV S.A.U. (Note 5.i.2.6) (3)	—	7,231	—
Lease liabilities increase	8,912	6,168	1,265
	8,912	13,399	1,265
Other changes
Interest expense	55,437	52,358	54,109
Interest payments to third parties (2)	(56,436)	(52,890)	(51,850)
Effect of exchange difference and others	1,837	(1,620)	414
	838	(2,152)	2,673
Balance at the end of the year	1,169,521	874,476	826,254
__________________
(1)As of December 31, 2025, 2024 and 2023 the proceeds from the issuance of corporate bonds, loans and others obtained are net of issuance costs and commissions for 5,843, 1,452 and 1,425, respectively.
(2)As of December 31, 2025, 2024 and 2023 includes interest expenses capitalization for 10,981, 9,522 and 12,295, respectively, associated to the construction of property, plant and equipment of the solar farms projects Anchoris, San Rafael, San Juan Sur, Lincoln and Junin; and of the solar farms Sierras de Ullum y Tocota III, and also wind farm La Elbita, respectively.
(3)The financial institution made a direct payment to a supplier of the Company, acting on its behalf. Consequently, this transaction did not result in any movement of cash or cash equivalents for the Company.
NOTE 9 - CAPITAL STOCK
As of December 31, 2025, 2024 and 2023, capital stock of GENNEIA amounts to 19,491 (AR$ 103,040,496) and is composed of (a) 51,520,248 registrable Class A common shares with a par value of AR$ 1 each, entitled to one vote per share; and (b) 51,520,248 registrable Class B common shares, with a par value of AR$ 1 each, entitled to one vote per share. GENNEIA’s capital stock is fully subscribed and paid in full. There are no authorized shares other than those described above (Note 13).
All the capital increases approved by the shareholders of the Company are registered as of the date of these consolidated financial statements.

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NOTE 10 - REGULATORY AND CONTRACTUAL FRAMEWORK
Renewable Energy Law
Law No. 27,191, published in the Official Gazette on October 21, 2015, amended the National Promotion Regime for the Use of Renewable Sources of Energy, originally established by Law No. 26,190 (the “Promotion Regime”).
The amendments set up a legal framework to promote investments in renewable energy and the diversification of the national energy matrix, increasing the share of renewable energy in the Argentine power market.
Law N° 27,191 among other matters, set the following conditions:
(i)At an initial stage, the share of renewable energy should reach 8% of the national consumption of electric power as of December 31, 2017. At a second stage, this share should rise to 20% of electric power consumption as of December 31, 2025.
(ii)Modifies and extends the tax benefit scheme applicable to eligible projects.
(iii)Creates the Renewable Energy Promotion Fund (“FODER” ,as per its acronym in Spanish).
(iv)Imposes obligations upon Large Users and Large Producers, setting an objective of mandatory compliance for energy consumption from renewable sources. If these obligations were not met as from December 31, 2017, a fine equivalent to the generation cost with imported fuel would be levied to those parties not complying with this requirement.
(v)Grants exemptions related to access and use of renewable energy sources.
The incentive program established by Law No. 27,191 expired on December 31, 2025. Currently, the National Government is evaluating a possible extension of the tax stability benefit for an additional 20 years, without considering the implementation of new tax benefits or updating the target of 20% renewable energy participation in electricity generation.
The Company considers that the non‑extension of the incentive program would not have material effects on its operations, given that the renewable energy industry in Argentina has developed based on the competitiveness of its natural resources, particularly in the Patagonian and Cuyo regions, along with technological advancements in the sector. Nevertheless, any potential extension of the tax stability benefit would provide long-term predictability for the projects developed by the Company.
Promotion of Battery Energy Storage System (“BESS”) - Resolution No 67/2025 & 361/2025 - BESS Maschwitz Project (AlmaGBA)
By means of Resolution No. 67/2025, the Secretariat of Energy launched the National and International Open Call “AlmaGBA,” aimed at contracting large-scale BESS in critical nodes of the Greater Buenos Aires Metropolitan Area (AMBA).
The main objective of the AlmaGBA program is to foster the deployment of large-scale battery storage systems located near major consumption centers, with the purpose of enhancing grid flexibility and reliability during peak demand periods, particularly in the summer.
The adjudication of the bids (Resolution No 361/2025) took place on August 29, 2025 and contracts will be executed directly with the Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) and the Empresa Distribuidora Sur S.A. (“Edesur”), with CAMMESA acting as guarantor of operations. The framework is part of the Argentine government’s Contingency Plan launched in 2024 to restore the country’s electricity infrastructure and normalize the market by reinstating distribution companies as direct contracting agents for quality-of-service improvements. The total awarded capacity in the AlmaGBA tender was 667 MW, surpassing the initial target of 500 MW.

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On August 29, 2025, we were awarded by CAMMESA a 40 MW Battery Energy Storage System in Dique Luján, Tigre in the Province of Buenos Aires. The awarded bud price was U.S.$12.303/MWh. On behalf of CAMMESA and the Secretariat of Energy, the AlmaGBA program is aimed at deploying large-scale storage capacity in critical nodes of the Buenos Aires Metropolitan Area to enhance grid reliability and efficiency, particularly during peak demand.
According to CAMMESA’s schedule, Edenor and Edesur are expected to start signing the 15-year storage contracts with awarded projects during September 5, 2025 onwards.
Resolution No. 400/2025 - Ministry of Energy
On October 20, 2025, the Energy Secretariat of the Ministry of Economy issued Resolution No. 400/2025 (RESOL-2025-400-APN-SE#MEC), through which the “Rules for the Normalization of the Wholesale Electricity Market (MEM) and its Progressive Adaptation” are approved, applicable as of the economic transactions of November 1, 2025.
The resolution establishes the following modifications:
-Marginalist system for calculating the price, with certain limits during the transition period until 2030 for generation enabled before 1/1/25.
-Establishes the Energy Term Market and the Power Term Market. With certain limits for generation enabled before 1/1/25.
-Create additional reservation services to those already established.
-Details responsibilities and transaction for storage systems.
-Incentives for the purchase of fuel. Complete fuel management starting in 2029, after the end of the Plan GasAr.
-No changes in the MATER.
The measure is part of the regulatory transition process established by Decree No. 450/2025 published on July 7, 2025, aimed at rebuilding the competitive functioning of the MEM, promoting the free contracting of energy and fuels, and gradually reducing state interventions.
Segment – Electric power generation from renewable wind sources
As of December 31, 2025, GENNEIA had a consolidated installed capacity of 767 MW. Net revenues from this segment totaled 250 million in 2025, or 69% of consolidated net revenues (see Note 5.n). Additionally, it maintains interest in joint ventures with an installed capacity of 179 MW.
Wind farms subject to PPA with CAMMESA
CAMMESA, officially known as Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima, is a non-profit organization established under the Decree No. 1192/92. Its primary purpose is to oversee the financial transactions within the Wholesale Electricity Market (WEM) and manage the dispatch of energy within the federal grid, the Argentine Interconnection System (SADI). As part of its responsibilities, CAMMESA is subject to regulatory instructions issued by the Secretary of Energy (SE).
Furthermore, CAMMESA's ownership structure is equally divided (20% each) between the Argentine government, represented by the Secretary of Energy, and four associations that represent various stakeholders in the MEM: generation companies, transmission companies and distribution companies and large users.
The Company has entered into several electricity supply contracts with CAMMESA, which are detailed below by asset.

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Trelew Wind Farm
The Trelew Wind Farm, located in the Province of Chubut, is a wind power generation project with a total installed capacity of 51 MW. The farm operates with 15 Alstom/General Electric ECO100 wind turbines, each with a capacity of 3 MW, and three Goldwind GW165 wind turbines, each with a capacity of 6 MW. The wind turbines are distributed on both sides of National Route 3, approximately 23.7 km northeast of the city of Trelew.
On August 29, 2017, the Company acquired 100% of the capital stock of Parque Eólico Loma Blanca IV S.A.U. (formerly named, Isolux Corsán Energías Renovables S.A.) from SIDELI S.A. The effective transfer of shares and payment of the purchase took place on November 29, 2017.
Prior to the acquisition of the farm, in December 2010, Parque Eólico Loma Blanca IV S.A.U. entered into a PPA with ENARSA under the GENREN program to develop and operate the 51 MW Trelew wind farm (formerly known as Loma Blanca IV wind farm). The wind farm reached commercial operation in August 2013 and has been operated by the Company since November 29, 2017.
The main terms and conditions of the PPA are the following, (i) PPA expires if any of two things happen (a) 15 years have passed since the commercial operation date, (b) total dispatched energy matches ENARSAs total committed energy purchases (2,636 GWh), (ii) grants ENARSA the option to extend the term of the PPA for another 18 months period, if neither conditions mentioned under (i) (a) and (i) (b) have been met, (iii) amounts payable to the Company under these PPAs are denominated in U.S. dollars and payable in Argentine Pesos at the wholesale reference exchange rate quoted by the Central Bank pursuant to Communication “A” 3500 as calculated on the business day prior to the expiration of the payment obligation; (iv) ENARSA has to purchase all electricity effectively dispatched at a price of US$ 127.01 per MWh. As of April 2021, CAMMESA is the counterparty to the MEM Supply Contracts and makes payments directly to Parque Eólico Loma Blanca IV S.A.U.
In 2025, the Company completed the implementation of the improvement plan at the Trelew Wind Farm by adding three 6 MW Goldwind wind turbines, totaling an additional 18 MW of capacity. As of December 31, 2025, the investment associated with the plan amounted to approximately US$26 million. As of the date of these consolidated financial statements, the Company is in the process of collecting the compensation corresponding to its all-risk insurance coverage from the insurers Allianz, Opción, and Galicia. During the fiscal year ended December 31, 2025, advance payments of US$4.2 million were received, and it is estimated that the total recovery will partially cover the investment made and the loss of profits.
In relation to this project, the company obtained the financing described in the Note 5.i.2.6.
Madryn Wind Farms
In 2009, the Company participated in an international auction (RFP No. 1/2009) conducted by ENARSA under the GENREN program, in accordance with the Renewable Energy Program, to develop and operate new renewable energy farms. In 2010, the Company were awarded the right to develop and operate the Madryn wind farms, located in Puerto Madryn, Province of Chubut.
In May 2017, the Company signed two 20-year U.S. dollar-denominated PPAs with CAMMESA, according to the report included in Resolution 202-E/2016- for a combined installed capacity of 220 MW: 70 MW for Madryn I and 150 MW Madryn II.
The main terms and conditions of the PPAs are the following: (i) the Company has the obligation to build, operate and maintain the wind farm and sell the electricity to CAMMESA (acting in representation of the MEM “Mercado Eléctrico Mayorista” agents); (ii) the Company committed 220 MW of power capacity; (iii) CAMMESA has to purchase all electricity effectively dispatched at a price of US$ 76.23 per MWh plus additional annual fix adjustment factors established in the contracts; (iv) amounts payable to the Company under the PPAs will be denominated in U.S. dollars and payable in Argentine Pesos at the prevailing exchange rate of the immediately preceding business day of the payment date; and (v) CAMMESA’s obligations under the PPAs will be guaranteed by the FODER (in which the Argentine government is the trustor).

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On November 2, 2018, the Madryn I wind farm reached commercial operation. The total installed capacity is 71 MW.
On September 26, 2019, the Madryn II wind farm reached commercial operation. The total installed capacity is 151 MW.
Villalonga I Wind Farm
Within the framework of the electrical energy supply program from renewable sources (RenovAr Round 1.0 Program), granted by the Secretary of Energy, on January 12, 2017, the Company, through Genneia Vientos Argentinos S.A. (a subsidiary in which Genneia holds 100% of equity stock), entered into a 20-year PPA for the 50 MW Villalonga I wind farm, denominated in U.S. dollars with CAMMESA.
The main terms and conditions of the PPA are the following: (i) Genneia Vientos Argentinos (a subsidiary in which Genneia has a 100% equity stock) has the obligation to build, operate and maintain the wind farm and sell the electricity to CAMMESA (acting in representation of the MEM agents); (ii) Genneia Vientos Argentinos committed 50 MW of power capacity; (iii) CAMMESA has to purchase all electricity effectively dispatched at a price of US$ 54.96 per MWh plus additional annual fix adjustment factors established in the contracts; (iv) amounts payable to Genneia Vientos Argentinos under the PPAs will be denominated in U.S. dollars and payable in Argentine Pesos at the prevailing exchange rate of the immediately preceding business day of the payment date; and (v) CAMMESA’s obligations under the PPAs will be guaranteed by the FODER (in which the Argentine government is the trustor) and by a special guarantee provided by the World Bank.
On December 19, 2018, the Villalonga I wind farm reached commercial operation. The total installed capacity is 52 MW.
Pomona I Wind Farm
Within the framework of the RenovAr Round 1.5 Program, on May 26, 2017, the Company, through its subsidiary Genneia Vientos del Sudoeste SA, entered into a 20-year PPA for the 100 MW Pomona I wind farm, denominated in U.S. dollars with CAMMESA.
The main terms and conditions of the PPA are the follwing: (i) Genneia Vientos del Sudoeste (a subsidiary in which Genneia holds 100% of equity stock) has the obligation to build, operate and maintain the wind farm and sell the electricity to CAMMESA (acting in representation of the MEM agents); (ii) Genneia Vientos del Sudoeste committed 100 MW of power capacity; (iii) CAMMESA has to purchase all electricity effectively dispatched at a price of US$ 54.88 per MWh, plus additional annual fix adjustment factors established in the contracts; (iv) amounts payable to Genneia Vientos del Sudoeste under the PPAs will be denominated in U.S. dollars and payable in Argentine Pesos at the prevailing exchange rate of the immediately preceding business day of the payment date; and (v) CAMMESA’s obligations under the PPAs will be guaranteed by the FODER (in which the Argentine government is the trustor) and by a special guarantee provided by the World Bank.
On July 17, 2019, the Pomona I wind farm reached commercial operation. The total installed capacity is 101 MW.
Chubut Norte I Wind Farm
Within the framework of the RenovAr Round 1.0 Program, the Company held, on January 12, 2017, through its subsidiary Genneia Vientos del Sur S.A. (a subsidiary in which Genneia owns 100% of the share capital), a PPA for the 28.3 MW Chubut Norte I wind farm, denominated in US dollars, and for 20 years with CAMMESA.
The main terms and conditions of the PPA are the following: (i) Genneia Vientos del Sur has the obligation to build, operate and maintain the wind farm and sell the electricity to CAMMESA (acting in representation of the MEM agents); (ii) Genneia Vientos del Sur committed 28.35 MW of power capacity; (iii) CAMMESA has to purchase all electricity effectively dispatched at a price of US$ 66 per MWh plus additional annual fix adjustment factors established in the contracts; (iv) amounts payable to Genneia Vientos del Sur under the PPAs will be denominated in U.S. dollars and payable in Argentine Pesos at the prevailing exchange rate of the immediately

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preceding business day of the payment date; and (v) CAMMESA’s obligations under the PPAs will be guaranteed by the FODER (in which the Argentine government is the trustor) and by a special guarantee provided by the World Bank.
On December 12, 2018, the Chubut Norte wind farm reached commercial operation. The total installed capacity is 29 MW.
Necochea Wind Farm
On November 21, 2016, the Company reached an agreement with Centrales de la Costa Atlántica S.A. (“Centrales de la Costa”) to jointly develop and finance the Vientos de Necochea 1 wind farm project of 37.95 MW (the “Necochea Joint Venture Agreement”). Within the framework of the RenovAr Round 1.5 Program, the Company held, on November 21, 2017, through its joint venture Vientos de Necochea S.A. (with a 50/50 equity interest between Genneia S.A. and Centrales de la Costa Atlántica S.A.), a PPA for the 37.95 MW Necochea wind farm, denominated in US dollars, and a 20-year term with CAMMESA.
The main terms and conditions of the PPA are the following: (i) Vientos de Necochea S.A has the obligation to build, operate and maintain the wind farm and sell the electricity to CAMMESA (acting in representation of the MEM agents); (ii) Vientos de Necochea S.A committed 38 MW of power capacity; (iii) CAMMESA has to purchase all electricity effectively dispatched at a price of US$ 55.5 per MWh, plus additional annual fix adjustment factors established in the contracts; (iv) amounts payable to Vientos de Necochea S.A under the PPAs will be denominated in U.S. dollars and payable in Argentine Pesos at the prevailing exchange rate of the immediately preceding business day of the payment date; and (v) CAMMESA’s obligations under the PPAs will be guaranteed by the FODER (in which the Argentine government is the trustor).
On February 12, 2020, the Necochea wind farm reached commercial operation, with a total installed capacity is 38 MW.
Chubut Norte III and IV Wind Farms
Within the framework of the RenovAr Round 2.0 Program, the Company held, in 2018, through its joint ventures Vientos Patagónicos Chubut Norte III S.A. and Vientos Sudamericanos Chubut Norte IV S.A., respective PPAs for the wind farms called Chubut Norte III of 57.6 MW and Chubut Norte IV of 82.8 MW, denominated in US dollars, and for 20 years with CAMMESA.
The main terms and conditions of the PPA are the following: (i) Vientos Patagónicos Chubut Norte III S.A. and Vientos Sudamericanos Chubut Norte IV S.A, have the obligation to build, operate and maintain the wind farm and sell the electricity to CAMMESA (acting in representation of the MEM agents); (ii) Vientos Patagónicos Chubut Norte III S.A. and Vientos Sudamericanos Chubut Norte IV S.A committed 58 MW, and 83 MW of power capacity, respectively; (iii) CAMMESA has to purchase all electricity effectively dispatched by Vientos Patagónicos Chubut Norte III S.A. and Vientos Sudamericanos Chubut Norte IV S.A at a price of US$ 38.9 per MWh, plus additional annual fix adjustment factors established in the contracts; (iv) amounts payable to Vientos Patagónicos Chubut Norte III S.A. and Vientos Sudamericanos Chubut Norte IV S.A under the PPAs will be denominated in U.S. dollars and payable in Argentine Pesos at the prevailing exchange rate of the immediately preceding business day of the payment date; and (v) CAMMESA’s obligations under the PPAs will be guaranteed by the FODER (in which the Argentine government is the trustor).
On July 16, 2019, GENNEIA and its subsidiary MyC Energía SA agreed to transfer to Pan American Fueguina SA, a subsidiary of Pan American Energy SL, 49% of the shares of Vientos Patagónicos Chubut Norte III S.A. and Vientos Sudamericanos Chubut Norte IV S.A. This transfer was completed on August 26, 2019.
On February 4 and February 25, 2021, the Chubut Norte IV wind farm and the Chubut Norte III wind, entered into Commercial Operation. The total installed capacity is 83 MW and 58 MW, respectively.

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Wind farms for MATER
MATER (the Renewable Energy Term Market in Argentina) is a market, regulated by the SE, where the purchase and sale of renewable energy between private parties takes place.
All assets under the MATER regime are managed as a single, integrated portfolio, reducing both geographic and technological concentration risks. Most of the energy generated is traded as firm energy under Delivery-or-Pay (DoP) contracts, structured around the P75 generation level of the entire portfolio. This approach ensures that resource variability does not affect the Company's ability to meet its contractual obligations.
The difference between P50 and P75 generation is traded through delivery-or-pay contracts, known as "surplus contracts." Under these agreements, the Company assumes no commitment to deliver energy if actual generation falls short of estimates.
Firm energy contracts have a one-year delivery window, which in practice provides leeway to manage seasonal fluctuations in the availability of renewable energy. Energy under these contracts is sold at a fixed price throughout the year.
In the event of non-compliance with firm energy contracts, penalties are limited to the difference with respect to the CAMMESA spot price, which helps to limit the downside risk.
As of December 31, 2025, the wind power generation assets committed under MATER contracts come from the following farms: (i) Rawson I and II (84 MW), (ii) Rawson III (25 MW), (iii) Villalonga II (3 MW), (iv) Pomona II (12 MW), (v) Chubut Norte II (26 MW) and (vi) La Elbita (162 MW).
Rawson I & II Wind Farms
The Rawson I and II Wind Farms, located in Rawson in the Province of Chubut, began commercial operation in early 2012, with a combined installed capacity of 84 MW. These wind farms were originally developed under the GENREN Program (RFP No. 1/2009) and operated under power purchase agreements (PPAs) with Energía Argentina S.A. (ENARSA).
The PPAs for the original projects were terminated upon reaching the maximum cumulative dispatch limit stipulated in the respective agreements. Consequently, as of October 1, 2025, for the Rawson I Wind Farm and May 1, 2025, for the Rawson II Wind Farm, the energy generated by these wind farms began to be sell energy under the regulatory framework of the MATER, in accordance with Resolution SE 360/2023.
Currently, the energy generated by the Rawson I and II Wind Farms is traded on MATER with commercial and industrial clients through supply contracts entered into under a framework of autonomy and contractual freedom, or on the spot market.
Rawson III Wind Farm
In December 2017, our Rawson III wind farm reached commercial operation. With an installed capacity of 25 MW, the Rawson III wind farm generates power sold in the Term Market for Renewable Energy (“MATER”, in which generators, self-generators, co-generators and traders can enter into energy supply contracts, agreeing on their essential conditions within a framework of autonomy and contractual freedom) with commercial and industrial clients, or in the spot market.
Villalonga II Wind Farm
The Villalonga II wind farm reached commercial operation in early 2019 and has an installed capacity of 3 MW. The Villalonga II wind farm generates power that is sold in the MATER with commercial and industrial clients, or in the spot market.

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Pomona II Wind Farm
The Pomona II wind farm reached commercial operation in August 2019 and has an installed capacity of 12 MW. The Pomona II wind farm generates power that is sold in the MATER with commercial and industrial clients, or in the spot market.
Chubut Norte II Wind Farm
On March 27, 2021, the Chubut Norte II wind farm reached commercial operation with an installed capacity of 26 MW. The Chubut Norte II wind farm generates power that is sold in the MATER with commercial and industrial clients, or in the spot market.
La Elbita Wind Farms (I, II and III)
On October 2, 2024 the La Elbita Wind Farm reached commercial authorization to operate its total nominal power of 162 MW. The commercial authorization schedule was as follows: i) 49.5 MW on June 28, 2024; ii) 58.5 MW on July 20, 2024, reaching 108 MW accumulated; iii) 13.5 MW on August 12, 2024, reaching 121.5 MW accumulated; iv) 18 MW on September 3, 2024, accumulating 139.5 MW; v) 13.5 MW on September 19, 2024, accumulating 153 MW; and vi) 9 MW on October 2, 2024, reaching the total capacity of 162 MW.
The La Elbita wind farm generates power that is sold in the MATER with commercial and industrial clients, or in the spot market.
Segment – Electric power generation from solar renewable sources
As of December 31, 2025, the Company had a consolidated installed capacity of 632 MW, and additionally it has an additional 199 MW under construction of renewable energy from solar power sources coming from the San Rafael, San Juan Sur, Junín and Lincoln solar farms. As of the date of these consolidated financial statements, the San Rafael solar farm obtained commercial authorization for a total installed power of 150 MW of a total of 180 MW. Net revenues from this segment totaled 59 million in 2025, or 16% of consolidated net revenues (see Note 5.n).
Solar Farms subject to PPA with CAMMESA
Ullum I, II & III Solar Farms
On April 9, 2018, the Company acquired Ullum I Solar S.A., Ullum II Solar S.A. and Ullum III Solar S.A., companies fully owned by Genneia ("The Ullum Companies"). Within the framework of the RenovAr Round 1.5 Program, the Ullum Companies signed respective PPAs for the Ullum I, II and III solar farms of 82 MW of combined installed capacity, denominated in US dollars, and for 20 years with CAMMESA.
The main terms and conditions of the PPA are as the following: (i) Ullum 1 Solar, Ullum 2 Solar, Ullum 3 Solar, have the obligation to build, operate and maintain the solar farms and sell the electricity to CAMMESA (acting in representation of the MEM agents); (ii) Ullum I Solar, Ullum II Solar, Ullum III Solar committed 25 MW, 25 MW and 32 MW of power capacity, respectively; (iii) CAMMESA has to purchase all electricity effectively dispatched by Ullum 1 Solar, Ullum 2 Solar, Ullum 3 Solar at a price of US$ 53.73 per MWh, US$ 55.23 per MWh, and US$ 57.63 per MWh, respectively, plus additional annual fix adjustment factors established in the contracts; (iv) amounts payable to the Ullum Companies under the PPAs will be denominated in U.S. dollars and payable in Argentine Pesos at the prevailing exchange rate of the immediately preceding business day of the payment date; and (v) CAMMESA’s obligations under the PPAs will be guaranteed by the FODER (in which the Argentine government is the trustor).
On December 19, 2018, the Ullum I Solar Farm and the Ullum II Solar Farm reached commercial operation, with a total installed capacity is 25 MW each.
On December 22, 2018, the Ullum III Solar Farm reached commercial operation, with a total installed capacity is 32 MW.

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Solar Farms for MATER
The same considerations described in Wind Farms for MATER apply.
As of December 31, 2025, the solar power generation assets committed under MATER contracts come from the following farms: (i) Sierras de Ullum (78 MW), (ii) Tocota III (60 MW), (iii) Malargüe I (90 MW), (iv) Anchoris (180 MW) and (v) San Rafael (140 MW). As of the date of these consolidated financial statements, the San Rafael solar farms obtained commercial authorization for a power of 150 MW. It is estimated that the remaining 30 MW will reach commercial authorization during the first half of 2026.
Sierras de Ullum Solar Farm
On March 30, 2023, the Sierras de Ullum solar farm obtained commercial authorization for a total of 78 MW of power. Such commercial authorization was partially obtained in four tranches: (i) 22 MW on January 20, 2023; ii) 36 MW on February 11, 2023, reaching 58 MW accumulated; iii) 10.3 MW on March 2, 2023, reaching 68.3 MW accumulated; iv) 9.7 MW on March 30, 2023, reaching the total installed capacity of 78 MW.
The Sierras de Ullum solar farm generates power that is sold in the MATER with commercial and industrial clients, or in the spot market.
At the end of January 2025, the operational performance of the Sierras de Ullum solar farm was limited to approximately 50% of its installed capacity, as a consequence of an extraordinary weather event. In this context, the Company carried out a recovery plan with the objective of restoring the farm's performance to its design levels (78 MW), estimating a total investment of approximately US$ 11 million. On July 17, 2025, said plan was finalized, having restored 100% of the installed capacity.
Additionally, the Company is managing the collection of compensation corresponding to its all-risk coverage—which includes damages due to natural phenomena and loss of profits—from the insurers Allianz, Nación, San Cristóbal, Sancor and Galicia. During year ended on December 31, 2025, advances of US$ 5.5 million were collected in relation to the coverage mentioned. The Company estimates that the total insurance recovery will cover a large part of the investment made as well as the loss of profits resulting from the breakdown of key equipment.
The economic effects of the climate event on the solar generation assets, included in the Property, plant and equipment item, are presented within the line “Other (expenses) income, net” of the statement of profit or loss and other comprehensive (loss) income (see Note 5.q).
Tocota III Solar Farm
On February 1, 2024, the Tocota III Solar Farm obtained commercial authorization to operate with a total nominal power of 60 MW. Said commercial authorization was partially obtained in three tranches, with the following schedule having been met: (i) 22 MW on December 30, 2023; (ii) 18 MW on January 24, 2024, reaching 40 MW accumulated; and (iii) 20 MW on February 1, 2024, reaching the total installed capacity of 60 MW.
The Tocota III solar farm generates power that is sold in the MATER with commercial and industrial clients, or in the spot market.
As of the date of these consolidated financial statements, the operational performance of the Tocota III solar farm is limited and below the Company's initial expectations, mainly due to infrastructure problems associated with instabilities in the electrical network of the 'Bauchaceta' transformer station. In this context, the Company is evaluating various technical and operational alternatives that will allow increasing the dispatch of energy to the network of the Tocota III solar farm.
The generation reduction has no impact on the company's contractual commitments regarding the delivery of energy.

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Malargüe I Solar Farm
On Juanuary 21, 2025,the Malargüe I Solar Farm has commercial authorization to operate its total nominal power of 90 MW. Such commercial authorization was partially obtained in two tranches: (i) 60 MW on January 7, 2025 and (ii) 30 MW on January 21, 2025, reaching the total installed power of 90 MW.
This solar farm generates power that is sold in the MATER with commercial and industrial clients, or in the spot market.
Anchoris Solar Farm
On August 5, 2025,the Anchoris Solar Farm has obtained commercial authorization to operate its total nominal power of 180 MW. Such commercial authorization was partially obtained in two tranches: (i) 115 MW on June 6, 2025 and (ii) 65 MW on August 5, 2025, reaching the total installed power of 180 MW.
This solar farm generates power that is sold in the MATER with commercial and industrial clients, or in the spot market.
New Solar projects for MATER
San Rafael Solar Farm Project
The San Rafael Solar Farm project is part of the Company's renewable portfolio, intended to generate electrical energy to be sold to private buyers. The San Rafael Solar Farm will have an installed capacity of 180 MW and is located 81 kilometers west of the city of San Rafael, Province of Mendoza, Argentina. The Company estimates a preliminary capital investment of around US$180 million.
The project was originally designed to have an installed capacity of 150 MW, which was expanded to 180 MW after securing dispatch priority of about 80 MW on March 26, 2025. Likewise, the San Rafael Solar Farm has priority dispatch priority of 180 MW.
As of the date of issuance of these financial consolidated statements, the San Rafael solar farm obtained commercial authorization to operate with a nominal power of 150 MW, which represents more than 80% of its total planned nominal power of 180 MW. Such commercial authorization was partially obtained in two tranches: (i) 141,7 MW on December 23, 2025 and (ii) 8,3 MW on February 4, 2026. Additionally, the remaining 30 MW of the San Rafael Solar Farm are expected to obtain commercial authorization during the first half of 2026.
This solar farm generates power that is sold in the MATER with commercial and industrial clients, or in the spot market.
In relation to this project, following the MATER regulations, to maintain the right to this shipping priority, the Company must pay quarterly fees from the quarter in which the priority is assigned until the effective date of the COD, which has been capitalized in the item "Property in Use" within the statement of financial position.
San Juan Sur Solar Farm Project
The San Juan Sur Solar Farm project is part of the Company’s renewable portfolio, intended to generate electrical energy to be sold to private buyers. The San Juan Sur Solar Farm will have an installed capacity of 129,2 MW and will be located adjacent to the San Juan Sur Transformer Station, Retamito, Sarmiento Department, San Juan province, Argentina.
Likewise, the San Juan Sur Solar Farm has dispatch priority of 129 MW and plans to discharge the energy generated through a 33 kV interconnection, which will be connected to the San Juan Sur Transformer Station, owned by EPRE (Ente Provincial Regulador de la Electricidad). The Company estimates a preliminary capital investment of around US$ 110 million, with the Commercial Operation Date (COD) scheduled for the second quarter of 2026.

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In relation to this project, following the MATER regulations, to maintain the right to this dispatch priority, the Company must pay quarterly fees from the quarter in which the priority is assigned until the effective date of the COD, which have been registered in "Property, plant and equipment" within the statement of financial position.
New Solar projects destined for SADI (Resolution SE 609/2023)
Junín and Lincoln Solar Farm Projects (RenMDI)
On July 18, 2023, the Company obtained from CAMMESA the award of two Solar Projects in the province of Buenos Aires, in the cities of Lincoln and Junín, of 20 MW each. The awarded bid price was US$ 72.4/MWh for Lincoln and US$ 71.9/MWh for Junín. On the part of CAMMESA and the Secretariat of Energy, the RenMDI projects of Line 1 aim to reduce the forced generation requirement to reduce the costs of the Wholesale Electricity Market (MEM) and increase reliability in the SADI.
The Company and CAMMESA signed the Electrical Energy Supply Contracts on October 18, 2023. Likewise, the contracts have a duration of 15 years from the day that commercial authorization is granted to each project, and they are both denominated in dollars. On the other hand, the projects have a maximum scheduled commercial authorization date of approximately three years from the signing date of the PPA.
As of the date of these consolidated financial statements, both solar farms are in the construction stage, with a preliminary capital investment estimated at approximately US$40 million and a COD projected for the second half of 2026.
Segment – Electric power generation from conventional sources
As of December 31, 2025, the Company had an installed capacity of 363 MW of conventional energy through three thermal power plants. Net revenues from this segment totaled 46 million in 2025, or 13% of consolidated net revenues (see Note 5.n).
Bragado II and III thermal plants
In 2016, the Company was awarded under Resolution No. 21/2016 the right to construct two thermal generation units for a total capacity of 118 MW. The Company signed two 10-year U.S. dollar-denominated PPAs with CAMMESA.
The main terms and conditions of these PPAs are the following: (i) the Company has the obligation to make available to CAMMESA up to 60.40 MW of power capacity from May to October of each year and 58 MW of power capacity from November to April of each year and deliver the electricity produced by the Company's generation units pursuant to the requests of CAMMESA, (ii) the Company is entitled to receive firm capacity rates of US$ 25,000 per MW/Month for making the Company's generation assets available to the NIS, with respect to Bragado II, and US$ 19,000 per MW/Month with respect to Bragado III, (iii) under the Company's PPAs, CAMMESA is not obliged to provide the Company with natural gas or diesel fuel, but has the option to either do so or reimburse the Company for the cost of diesel fuel and natural gas actually used (provided that the amount of fuel used matches the specific fuel consumption guaranteed by us). Nonetheless, pursuant to Resolutions No. 95/2013 and 529/2014 issued by the Secretary of Energy, CAMMESA is in charge of managing and supplying all fuel required to fire the Company's thermal plants; and (iv) amounts payable to the Company under these PPAs are denominated in U.S. dollars and payable in Argentine Pesos at the wholesale reference exchange rate quoted by the Central Bank pursuant to Communication “A” 3500.
Bragado II (59 MW) and Bragado III (59 MW) reached commercial operation in February 2017 and May 2017, respectively.
Cruz Alta thermal plant
On August 11, 2017 Genneia Desarrollos S.A. ("GEDESA") a subsidiary of GENNEIA S.A., acquired from Pluspetrol Resources Corporation B.V. and Pluspetrol Resources Corporation, 100% of the shares of GETSA,

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controlling such Company as of such date. On September 1, 2017, the Company was merged with GEDESA. GEDESA owns the Cruz Alta thermal plant, with a total installed capacity of 245 MW.
The Cruz Alta thermal plant is under the base energy remuneration scheme denominated in Argentine Pesos.
Sales of Equipment from Thermal Power Plants
In July 2024, the Company sold to USP&E North America, LLC. the “TG02” unit located at the Concepción del Uruguay Power Plant. The sale price of the equipment amounted to US$ 5.5 million, which were collected during the third quarter of 2024, the result of the transaction is disclosed in Other (expenses) income, net within the statement of profit or loss and other comprehensive (loss) income (Note 5.p). Likewise, USP&E North America, LLC. exercised the option to purchase an additional unit during the fourth quarter of 2024, “TG02” from the Olavarría Central. The sales price of the equipment amounted to US$ 5.5 million, of which US$ 2.75 million was received in the fourth quarter of 2024, and were included in the accounts payable as of December 31, 2024, given that they have been considered advances since the equipment was still the property of the company, and the remainder of US$ 2.75 million was received in the first quarter of 2025.
In August 2024, the company signed a sale agreement with Mobile Power Solutions, LLC for a total of six units, “TG01” located at the Concepción del Uruguay Power Plant, “TG01” and “TG02” located at the Paraná Power Plant, “TG01” and “TG02” located at the Matheu Power Plant and “TG01” located at the Olavarría Power Plant. The transaction represents an inflow of funds of US$ 23.3 million, which were collected during 2024.
Both transactions are part of our divestment plan in thermal assets that were disconnected between 2019 and 2021. The Thermal Power Plants that were disconnected from SADI upon reaching their established contractual term include: Pinamar, Matheu, Olavarría, Bragado I, Las Armas I & II, Paraná and Concepción del Uruguay I & II. As of the date of issuance of these consolidated financial statements, the company has completed its divestment plan, since it does not have any more assets for sale.
Situation with CAMMESA
The Company mainly has income from the sale of renewable energy with CAMMESA guaranteed by the Renewable Energy Development Fund (“FODER”) held under the RENOVAR program and with first-line private counterparts (under MATER) that have not presented delays in their payments.
In 2023, these revenues represented approximately two-thirds of the Company's total revenues, while the remaining third was represented by non-guaranteed revenues from the sale of electricity with CAMMESA.
On May 6 and 7, 2024, Resolutions of the Ministry of Energy 58/2024 and 66/2024 respectively were published in the official bulletin, establishing an exceptional, transitory and unique payment regime for the balance of economic transactions of the MEM, which were canceled as follows:
(i)The economic transactions of December 2023 and January 2024: through the delivery of public securities (BOND USD 2038 L.A.), considering the exchange rate on the date of subscription of each agreement for the calculation of the nominal amounts; and
(ii)The economic transaction of February 2024: with the funds available in CAMMESA and with transfers made by the National State;
CAMMESA's overdue debt with Genneia and its subsidiaries corresponding to credits for the sale of electrical energy not guaranteed by transactions in the months of December 2023, January 2024 and February 2024 amounted to a total of AR$ 7,239 million, AR$ 6,151 million and AR$ 8,486 million, respectively.
Considering the fair value of the instruments received, the impact of the impairment on trade receivables associated with the transactions subject to the aforementioned resolution amounted to US$ 5.5 million, which is exposed in Impairment of financial assets within the statement of profit or loss and other comprehensive income.

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GENNEIA S.A.
The Company did not need to request any type of loan or debt to face the delay in payment, therefore this situation did not affect the company's ability to meet its obligations. On the other hand, CAMMESA continued to pay the rest of the settlements normally.
Mobile thermal power plants under PPA ‘Resolution 220/2007
In 2007, the Company participated in an international auction (RFP No. 1/2007 and 2/2007) conducted by ENARSA. Under the Resolution N° 220/07 framework, the Company was awarded the right to develop and operate nine thermal generation plants with a combined installed capacity of 273 MW. The Pinamar, Matheu, Olavarría, Bragado I, and Las Armas I & II thermal power plants were located in the Province of Buenos Aires while Paraná and Concepción del Uruguay I & II power plants were located in the Province of Entre Rios.
The respective PPAs expired successively between 2018 and 2021, the last one to expire were the Las Armas II power plants, in January 2021, and Bragado I power plant, in June 2021.
As of December 31, 2025, the Company has completed its divestment plan, since it does not have any more assets for sale. The evaluation of the asset's recovery value is based on estimates of the use value and disposition value as appropriate. The registered value of these assets as of December 31, 2024 and 2023 are 2,907 and 18,708; respectively.
Segment – Commercialization and transportation capacity of natural gas
GENNEIA is engaged in the business of trading natural gas on the Natural gas spot market, (“MEG”, as per its acronym in Spanish), with power companies and large industrial users, among others, and in the business of trading natural gas transport capacity assigned to us.
As of December 31, 2025 net revenues from this segment totaled 4 million (see Note 5.n), or 1% of consolidated net revenues.
New Energy Storage Projects for Distributors
BESS Maschwitz Project (AlmaGBA)
On August 29, 2025, we were awarded by CAMMESA a 40 MW Battery Energy Storage System in the Province of Buenos Aires, Dique Luján. The awarded bid price was U.S.$12.303/MWh.
On behalf of CAMMESA and the Secretariat of Energy, the AlmaGBA program is aimed at deploying large-scale storage capacity in critical nodes of the Buenos Aires Metropolitan Area to enhance grid reliability and efficiency, particularly during peak demand.
Likewise, the project foresees the signing of a storage services contract with a duration of 15 years, according to the schedule established by CAMMESA, under which it is expected that the distributors Edenor and Edesur sign the contracts with the awarded projects from September 2025.
As of the date of these consolidated financial statements, the project is in the construction stage, with a preliminary capital investment estimated at approximately US$35 million and a planned COD for the first quarter of 2027.
NOTE 11 - PRINCIPAL CONTINGENCIES AND CLAIMS
11.1. Reciprocal claims with ENARSA (ex IEASA)
11.1.1. ENARSA (ex IEASA) offsetting of receivables and payables
Since 2011, the Company and the subsidiary Enersud Energy S.A.U. ("Enersud") started to accumulate trade payables vis-à-vis ENARSA for purchases of natural gas, because of the extensive delay by the Argentine Government in implementing the process for replacing the power supply agreements with ENARSA with new agreements with CAMMESA under Resolution SE 220/07.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
On the other hand, several trade receivables with ENARSA started to accumulate for generation revenues and accrued amounts for exchange rate differences between the invoicing date and the date of effective payment.
In 2015, the Company notified ENARSA of the legal offsetting of its receivables for an amount of US$ 38.4 million corresponding to invoices issued by ENARSA pursuant to gas sales contracts (the “Gas Debt”) with the credits of the Company with ENARSA corresponding to exchange differences and other items withheld from invoices paid by CAMMESA (on behalf of ENARSA).
In October 2017 and June 2020, ENARSA requested the Company to pay the Gas Debt, thereby implicitly ignoring said compensation alleged by the Company. In December 2017 and July 2020, the Company objected to ENARSA's respective requests.
Based on the opinion of its external advisors, the Company has factual and legal grounds to reject any claim by ENARSA that attempts to object to compensation, including any possible claim for interests associated with the Gas Debt.
11.1.2. Claims from PUI and GUI
In December 2024, the Company was notified of a lawsuit initiated by ENARSA claiming capital an interest owed as of that date for the provision of imported natural gas under the PUI (“Proveedor de Ultima Instancia”) and GUI (“Gas de Ultima Instancia”) mechanism, for US$ 14.8 million. In February 2025, the Company submitted the response to the claim rejecting ENARSA's claim.
Based on the opinion of our external legal advisors, the Company considers that it has solid legal and factual arguments to reject the claim from ENARSA with respect to invoices issued by applying GUI and PUI prices and interest applicable thereto, in excess of a price. that, although it remains undetermined, the Company understands that it should be judicially based on the basis of the regulated price for generation, since the gas was used by the Company's thermal power plants for electricity generation (US$ 2.68 per MMBTU).
11.1.3. Receivables with ENARSA
In January 2021, the Company and its subsidiary Parque Eólico Loma Blanca IV S.A.U. presented to the Arbitration Court of the Stock Exchange two arbitration claims claiming from ENARSA sums owed on that date under the PPAs of the Rawson I, Rawson II, and Trelew wind farms.
In the case initiated by Genneia, on December 12, 2022, the Arbitration Court granted Genneia's arbitration claim, ordering ENARSA to pay the Company the sum of US$ 9.4 million, plus interest at 6%. annual calculated from the date of notification of the demand to ENARSA until the day before payment. The Company appealed the award regarding the rate and the calculation of interest, while ENARSA appealed the entire ruling. The Chamber substantially confirmed the arbitration award with costs to ENARSA and ordered a new liquidation to be carried out setting interest at a rate of 8% per year. ENARSA filed a complaint against the Chamber's ruling and an appeal for annulment regarding the established interest.
As of the date of these consolidated financial statements, the annulment remains pending resolution. The extraordinary federal appeal filed by ENARSA was dismissed, so on February 18, 2025, it filed an appeal with the Supreme Court of Justice of the Nation, which forwarded the case file to the Office of the Attorney General.
In the case initiated by Parque Eólico Loma Blanca IV, on February 15, 2024, the Arbitration Court of the Stock Exchange granted the arbitration claim, condemning ENARSA to pay Parque Eólico Loma Blanca IV S.A.U. approximately US$8.8 million, plus interest at 6% annually. ENARSA filed an appeal against said arbitration ruling. As of the date of these consolidated financial statements, the file is under review at the Chamber of Commerce. The Company will recognize these receivables and other receivables for the same concept accrued subsequently, when it is virtually certain that it will receive the respective disbursements from CAMMESA.

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GENNEIA S.A.
11.2. Claims to CAMMESA
11.2.1. Claims for credits due to exchange differences
Under the MEM Agreements executed under Resolution SE No. 220/2007 (Concepción del Uruguay, Concepción del Uruguay II, Las Armas, Las Armas II, Matheu, Olavarría, Paraná and Pinamar plants), CAMMESA partially paid the invoices issued by the Company only in part, not including in such payments the sums arising from the difference between the exchange rate as of the settlement date and that as of the date of total effective payment. In the opportunities that CAMMESA recognized exchange rate differences, it has done so between the settlement date and a date unilaterally determined by it to be the “maturity” date, which in CAMMESA’s opinion (not shared by the Company), would be 41 days after the settlement date.
On December 5, 2019, the Company filed a lawsuit against CAMMESA for US$ 13 million plus interest, in respect of exchange rate differences accrued in favor of Genneia during the period December 2012 to July 2019, which is being processed before the Court. National Court of First Instance in Federal Administrative Litigation No. 4, Secretariat No. 7. As of the date of these consolidated financial statements, the file is in the ruling stage.
In October 2022, November 2023, and September 2024, both the Company and its subsidiary Parque Eólico Loma Blanca IV, initiated extrajudicial claims before CAMMESA claiming sums owed due to exchange rate differences between the settlement date and the payment date under the following concepts: (i) the MEM Contracts executed under SE Res. No. 220/2007 (Concepción del Uruguay, Concepción del Uruguay II, Las Armas, Las Armas II, Matheu, Olavarría, Paraná, Pinamar and Bragado) for US$ 13.7 million, corresponding to the transactions included during the periods from August 2019 to May 2024, (ii) the PPAs of the Rawson I, Rawson II wind farms for US$ 11.1 million corresponding to the transactions included between the periods from November 2019 to March 2024, and (iii) the PPA of the wind farm Trelew for US$ 5.4 million, corresponding to the transactions included during the periods from April 2021 to March 2024. As of the date of these consolidated financial statements, the prior administrative claim and mandatory process mediation have been completed, thereby fulfilling the legal requirements to initiate the corresponding legal actions, should the Company decide to proceed.
The Company will recognize these receivables and other receivables for the same concept accrued subsequently, when it is virtually certain that it will receive the respective disbursements from CAMMESA.
NOTE 12 - SEGMENT INFORMATION
The different segments in which the Company is organized have been determined in considering the different activities from which the Company obtains income and incurs expenses. The mentioned organizational structure is based on the way in which the Chief Operating Decision Maker (“CODM”), analyzes the main financial and operating activities on the basis of internal reports regarding components of the Company while making decisions about resource allocation and performance assessment considering the Company’s business strategy.
The Company develops its activities in four business segments: (i) electrical power generation from wind renewable sources; (ii) electrical power generation from solar renewable sources; (iii) electrical power generation from conventional sources, (iv) trading of natural gas and gas transportation. Additionally, revenues, costs and assets not related to these business segments including corporate activities and cash management are included under “Corporate and others”, which the Company does not consider a segment.
The sole profit (loss) measure used by the CODM is the gross profit for the segment less: Impairment losses on financial assets, Other (expenses) income, net and Income (loss) from joint ventures. This adjusted figure is hereinafter referred to as the “Segment Profit”.
All the revenues and the non-current assets of the Company are generated and located, respectively in Argentina.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
GENNEIA S.A.
12.1 Below is disclosed the information for each reportable business segment as defined by the Company:

	Reportable segments				Reconciling items
	Electrical Power generation from wind renewable sources	Electrical Power generation from solar renewable sources	Electrical power generation from conventional sources	Trading of natural gas and gas transportation	Corporate and others	Total
Year ended December 31, 2025
Revenues (1)	250,599	58,571	45,711	3,959	2,486	361,326
Loss from joint ventures	(701)	—	—	—	—	(701)
Other income (expense), net (7)	1,444	(13,400)	304	—	—	(11,652)
Segment profit (6)	166,718	22,164	15,177	1,525	—	205,584

The following depicts a reconciliation between the total of Segment profit and the net profit for the year:
Total of Segment profit						205,584
Selling expenses (9)						(3,943)
Administrative expenses (9)						(31,570)
Finance (expense) income, net (2)						(28,496)
Income tax						(43,989)
Others (8)						(3,048)
Net profit for the year						94,538

Property, plant and equipment depreciation and intangible assets amortization	47,084	13,390	18,102	—	2,194	80,770

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	Reportable segments				Reconciling items
	Electrical Power generation from wind renewable sources	Electrical Power generation from solar renewable sources	Electrical power generation from conventional sources	Trading of natural gas and gas transportation	Corporate and others	Total
Year ended December 31, 2024
Revenues (1)	226,471	30,895	45,449	4,378	3,911	311,104
Loss from joint ventures	(3,476)	—	—	—	—	(3,476)
Other income (expense), net (7)	(9,151)	(9,646)	22,299	—	—	3,502
Segment profit (6)	137,346	9,546	38,252	2,383	—	187,527

The following depicts a reconciliation between the total of Segment profit and the net profit for the year:
Total of Segment profit						187,527
Selling expenses (9)						(3,287)
Administrative expenses (9)						(27,300)
Finance (expense) income, net (2)						10,888
Income tax						(125,275)
Others (8)						3,599
Net profit for the year						46,152

Property, plant and equipment depreciation and intangible assets amortization	44,340	6,309	16,170	—	2,099	68,918

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GENNEIA S.A.

	Reportable segments				Reconciling items
	Electrical Power generation from wind renewable sources	Electrical Power generation from solar renewable sources	Electrical power generation from conventional sources	Trading of natural gas and gas transportation	Corporate and others	Total
Year ended December 31, 2023
Revenues (1)	215,172	21,848	39,062	5,760	3,512	285,354
Income from joint ventures	2,136	—	—	—	—	2,136
Segment profit (6)	152,239	13,759	19,609	4,444	—	190,051

The following depicts a reconciliation between the total of Segment profit and the net profit for the year:
Total of Segment profit						190,051
Selling expenses (9)						(2,956)
Administrative expenses (9)						(24,943)
Finance (expense) income, net (2)						(77,360)
Income tax						(11,497)
Others (8)						(1,879)
Net profit for the year						71,416

Property, plant and equipment depreciation and intangible assets amortization	37,616	4,611	13,952	741	997	57,917

	Reportable segments				Reconciling items
	Electrical Power generation from wind renewable sources	Electrical Power generation from solar renewable sources	Electrical power generation from conventional sources	Trading of natural gas and gas transportation	Corporate and others		Consolidation adjustments (5)	Total
Year ended December 31, 2025
Property, plant and equipment investments (3)	31,977	305,030	5,441	—	1,077		—	343,525
As of December 31, 2025
Assets (3)	1,151,688	644,222	83,977	4,551	436,591	(4)	(30,212)	2,290,817

Year ended December 31, 2024
Property, plant and equipment investments (3)	75,357	208,202	4,304	—	1,939		—	289,802
As of December 31, 2024
Assets (3)	1,178,773	341,259	110,048	4,883	262,831	(4)	(38,731)	1,859,063

Year ended December 31, 2023
Property, plant and equipment investments (3)	194,361	75,705	2,755	—	1,910		—	274,731
As of December 31, 2023
Assets (3)	1,116,767	169,576	101,375	5,091	207,507	(4)	(27,183)	1,573,133
__________________
(1)For the years ended December 31, 2025, 2024 and 2023, 68%, 81% and 88% of revenues were made to CAMMESA, respectively.
(2)Includes finance income, finance expense and other finance income (expenses), net.

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(3)In addition, the Company maintains a balance for advanced payments to property, plant and equipment suppliers for an amount of 9,405, 15,776 and 10,812 as of December 31, 2025, 2024 and 2023, respectively, included in other non-current receivables.
(4)It mainly includes cash and cash equivalents and investments in financial assets.
(5)Consolidation adjustments include other receivables and other payables between segments which are eliminated through the consolidation process.
(6)Segment profit measure comprises the following items for each reportable segment:
•Electrical Power generation from wind renewable sources: For the year ended December 31, 2025: Gross profit for the segment of 165,975, less Loss from joint ventures of (701), plus: Other (expenses) income net of 1,444 which includes Miscellaneous of (280) and insurance recovery of 1,724, amounting to a total of 166,718. For the year ended December 31, 2024: Gross profit for the segment of 152,631, less: Impairment losses on financial assets of (2,658), Loss from joint ventures of (3,476) and Other (expenses) income net of (9,151) which includes Loss on derecognition of property, plant and equipment of (8,416), Other non-recurring (expenses) gains of (327), Miscellaneous of (408) and, amounting to a total of 137,346. For the year ended December 31, 2023: Gross profit for the segment of 150,103, plus: Income from joint ventures of 2,136, amounting to a total of 152,239.
•Electrical Power generation from solar renewable sources: : For the year ended December 31, 2025: Gross profit for the segment of 35,564, less: Other (expenses) income net of (13,400), which includes Loss on derecognition of property, plant and equipment of (16,771), plus Insurance recovery of 3,355 and Miscellaneous of 16 amounting to a total of 22,164. For the year ended December 31, 2024: Gross profit for the segment of 19,192, less: Other (expenses) income net of (9,646) which includes Loss on derecognition of property, plant and equipment, amounting to a total of 9,546. For the year ended December 31, 2023: Gross profit for the segment of 13,759.
•Electrical power generation from conventional sources: For the year ended December 31, 2025: Gross profit for the segment of 14,873, plus: Other (expenses) income net of 304, which includes gain from sales of generation equipment of 1,649 and miscellaneous of (1,345), amounting to a total of 15,177. For the year ended December 31, 2024: Gross profit for the segment of 18,456, less: Impairment losses on financial assets of (2,503), plus, Other (expenses) income net of 22,299 Loss on derecognition of property, plant and equipment of (183), plus: Gain from sales of generation equipment of 20,843, Miscellaneous of 238 and Other non-recurring (expenses) gains of 1,401, amounting to a total of 38,252. For the year ended December 31, 2023: Gross profit for the segment of 17,931, plus: Gain from sales of generation equipment of 1,678, amounting to a total of 19,609.
•Trading of natural gas and gas transportation: For the year ended December 31, 2025: Gross profit for the segment of 1,525. For the year ended December 31, 2024: Gross profit for the segment of 2,383. For the year ended December 31, 2023: Gross profit for the segment of 4,444.
(7)It mainly includes gain from sales of the generation equipment and loss on the derecognition of property, plant and equipment. See note 5.q.
(8)For the year ended December 31, 2025: Includes revenues for 2,486 and other income (expense), net for (5,534); which includes Tax on bank debits and credits for (5,695), Miscellaneous of 210 and Other non-recurring (expenses) gains of (49); allocated to Corporate and others. For the year ended December 31, 2024: Includes revenues for 3,911 and other income (expense), net for (312); which includes Tax on bank debits and credits for (3,089), Other non-recurring (expenses) gains of 1,000 and Miscellaneous of 1,777; allocated to Corporate and others. For the year ended December 31, 2023: Includes revenues for 3,512 and other income (expense), net for (5,391); which includes Tax on bank debits and credits for (3,860), Other non-recurring (expenses) gains of (372) and Miscellaneous of (1,159); allocated to Corporate and others.
(9)Correspond to corporate expenses, which are not allocated to any reportable segment.
NOTE 13 - SUBSEQUENT EVENTS
Ordinary and Extraordinary Shareholders’ Meeting
On January 7, 2026, an Ordinary and Extraordinary Shareholders’ Meeting was held, at which the shareholders approved: (i) a capital stock increase of up to AR$50 million, with authority to increase such amount by an additional AR$7.5 million, through the issuance of common shares with a par value of AR$1 per share, to be implemented in one or more tranches as may be determined by the Company’s Board of Directors pursuant to the powers delegated by such meeting; (ii) an amendment to the Company’s bylaws, subject to the effective issuance of the shares referred to in item (i) above; and (iii) a capital stock increase of up to AR$0.6 million through the issuance of common shares with a par value of AR$1 per share, as may be determined by the Company’s Board of Directors pursuant to the powers delegated by such meeting, in connection with the potential exercise of a stock option plan. As of the date of issuance of these consolidated financial statements, no shares have been issued in connection with the Shareholders’ decisions previously mentioned.
Prepayment of Financing for Villalonga I and Chubut Norte I
On February 13, 2026, the Company, through its subsidiaries Genneia Vientos Argentinos S.A. and Vientos del Sur S.A., proceeded with the full prepayment of the financings granted for the Villalonga I and Chubut Norte I wind farm projects. These facilities had originally been entered into on June 19, 2018, for an aggregate amount of up to US$122.2 million and had been fully drawn.
At the time of prepayment, the outstanding principal balances amounted to US$44.9 million for Villalonga I and US$28.3 million for Chubut Norte I. The financings included both guaranteed and unsecured tranches granted by

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GENNEIA S.A.
EKF, SMBC, CAF and FMO, and were secured by project assets and cash flows, including mortgages, assignments of rights under the PPA contracts, pledges of shares, and security interests over bank accounts and key project assets.
At the date of issuance of these consolidated financial statements there have been no significant subsequent events whose effect on the consolidated financial position and the results of the Company's operations as of and for the year ended December 31, 2025 or its disclosure in a note to these consolidated financial statements, if applicable, would not have been considered in these consolidated financial statements, according to IFRS.
NOTE 14 - APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS
These consolidated financial statements were approved by the Board of Directors of GENNEIA and authorized for issue on March 13, 2026.

Francisco Sersale
Authorized Director

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PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6. Indemnification of Directors and Officers.
Neither the laws of Argentina nor our bylaws or other constitutive documents provide for indemnification of our directors and officers. While the duties and liabilities of our directors are governed by the Argentine General Companies Law, the activities of our officers, other than our directors, are regulated by Argentine labor law. However, we agreed to indemnify our directors and officers for any damages resulting from the performance of their duties as directors, except for damages resulting from gross negligence, fraud, dishonesty or bad faith by any director or officer. We maintain directors’ and officers’ liability insurance covering our directors and executive officers with respect to general civil liability, which he or she may incur in his or her capacity as such. In addition, pursuant to the international underwriting agreement, the international underwriters will agree to indemnify, under certain conditions, the registrant, its directors and officers and persons who control us (within the meaning of the Securities Act) against certain liabilities under the U.S. securities laws.
Item 7. Recent Sales of Unregistered Securities.
Not Applicable.
Item 8. Exhibits and Financial Statement Schedules.
a.The following documents are filed as part of this prospectus:

1.1*	Form of international underwriting agreement.

3.1*	English translation of bylaws of Genneia S.A.

3.2*	Form of Deposit Agreement among Genneia S.A., JPMorgan Chase Bank, N.A., as depositary, and the owners and holders from time to time of American Depositary Shares issued thereunder.

4.1*	Form of deposit agreement among Genneia S.A., and the ADS holders (incorporated by reference to our registration statement on Form F-6 (File No. 333- ) filed with the SEC on , 2026).

5.1*	Form of opinion of Bruchou & Funes de Rioja, Argentine counsel of the registrant, as to the validity of the common shares.

10.1*
Indenture, dated December 2, 2025, among Genneia S.A., as issuer, UMB Bank N.A., as trustee, co-registrar, New York transfer agent, and New York paying agent, and Banco Santander Argentina S.A., as Argentine registrar, Argentine transfer agent, Argentine paying agent and representative of the trustee in Argentina.

10.2	Amended and Restated Shareholders’ Agreement, dated as of January 6, 2026, by and among Argentum Investments I LLC, LAIG Eolia S.A., Fintech Energy LLC, Jorge Pablo Brito, Delfín Jorge Ezequiel Carballo, Banco de Servicios y Transacciones S.A. (in its exclusive capacity as trustee of the Fideicomiso en Garantía Herederos JHB), the SOP Trust Trustee (in its exclusive capacity as trustee of the Fideicomiso en Garantía Genneia SOP) and Genneia S.A.

21.1**	List of subsidiaries of the registrant.

23.1*	Consent of Deloitte & Co. S.A.

23.2*	Consent of Bruchou & Funes de Rioja (relating to Exhibit 5.1).

24.1*	Powers of attorney (included on signature page to the registration statement).

99.1*	Compensation Recovery Policy of the Registrant.

107*	Filing Fee Table
__________________
*To be filed by amendment.
**Previously filed.

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b.Financial Statement Schedules:
All schedules have been omitted because they are not required, are not applicable or the required information is otherwise set forth in the consolidated financial statements or related notes thereto.
Item 9. Undertakings
The undersigned registrant hereby undertakes to provide to the international underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the international underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
1.For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
2.For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on                         .

Genneia S.A.

By:
Name:
Title:

By:
Name:
Title:

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POWER OF ATTORNEY
KNOW ALL BY THOSE PRESENT, that each person whose signature appears below hereby constitutes and appoints                   and                  with full power to act, as his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, together with all schedules and exhibits thereto; (2) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith; (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act; and (4) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agent, proxy, and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

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CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83
SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT
Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of Genneia S.A., has signed this registration statement or amendment thereto in New York, New York on                   .

Authorized U.S. Representative
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